Registration No. 333-103199
                                                      Registration No. 811-04335
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM N-6

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [ ]

         Pre-Effective Amendment No.                                  [ ]

         Post-Effective Amendment No. 5                               [X]

                                    AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]


         Amendment No. 14                                             [X]


                       (Check appropriate box or boxes)

                           -------------------------

                               SEPARATE ACCOUNT FP
                                      of
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Exact Name of Registrant)

                           -------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)

             1290 Avenue of the Americas, New York, New York 10104 (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234

                           -------------------------


                                   DODIE KENT
                           VICE PRESIDENT AND COUNSEL
           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)


                           -------------------------

                 Please send copies of all communications to:
                            THOMAS C. LAUERMAN, ESQ.
                                 Foley & Lardner
                               Washington Harbour
                            3000 K Street, Northwest
                            Washington, D.C. 20007
                           -------------------------

         Approximate Date of Proposed Public Offering: As soon as practical after the effectiveness of the Registration Statement.

         It is proposed that this filing will become effective (check appropriate box):

[ ]      Immediately upon filing pursuant to paragraph (b) of Rule 485.

[X]      On May 1, 2004 pursuant to paragraph (b) of Rule 485.

[ ]      60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[ ]      On (date) pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered

         Units of interest in Separate Account FP.

Incentive Life(SM) '02
A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.



PROSPECTUS DATED MAY 1, 2004

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust, which contain important information about the Portfolios.



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This prospectus describes many aspects of an Incentive Life(SM) '02 policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under Incentive Life(SM) '02. To make this prospectus easier to read, we sometimes use different words than the policy. Equitable
Life or your financial professional can provide any further explanation about your policy.


WHAT IS INCENTIVE LIFE(SM) '02?

Incentive Life(SM) '02 is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:


--------------------------------------------------------------------------------
 Variable investment options
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 Fixed income
--------------------------------------------------------------------------------
o AXA Premier VIP Core Bond              o AXA Premier VIP High Yield
o EQ/Alliance Intermediate Government    o EQ/J.P. Morgan Core Bond
  Securities                             o EQ/Money Market
--------------------------------------------------------------------------------
 Domestic stocks
--------------------------------------------------------------------------------
o AXA Premier VIP Health Care            o EQ/Alliance Small Cap Growth
o AXA Premier VIP Large Cap Core         o EQ/Bernstein Diversified Value
  Equity                                 o EQ/Capital Guardian U.S. Equity
o AXA Premier VIP Large Cap Growth       o EQ/Equity 500 Index
o AXA Premier VIP Large Cap Value        o EQ/FI Mid Cap
o AXA Premier VIP Small/Mid Cap          o EQ/FI Small/Mid Cap Value
  Growth                                 o EQ/Lazard Small Cap Value
o AXA Premier VIP Small/Mid Cap Value    o EQ/Marsico Focus
o AXA Premier VIP Technology             o EQ/Mercury Basic Value Equity
o Laudus Rosenberg VIT Value Long/       o EQ/MFS Emerging Growth Companies
  Short Equity(1)                        o EQ/Small Company Index
o EQ/Alliance Common Stock               o PEA Renaissance
o EQ/Alliance Growth and Income          o U.S. Real Estate--Class I
o EQ/Alliance Premier Growth
--------------------------------------------------------------------------------
 International stocks
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o AXA Premier VIP International Equity   o EQ/Emerging Markets Equity
o EQ/Alliance International              o EQ/Mercury International Value
--------------------------------------------------------------------------------
 Allocation
--------------------------------------------------------------------------------
o AXA Aggressive Allocation              o AXA Moderate Allocation
o AXA Conservative Allocation            o AXA Moderate-Plus Allocation
o AXA Conservative-Plus Allocation
--------------------------------------------------------------------------------



(1) Formerly named "AXA Rosenberg VIT Value Long/Short Equity."


Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, AXA Premier VIP Trust, The Universal Institutional Funds, Inc., PIMCO Advisors VIT (formerly the OCC Accumulation Trust) or Barr Rosenberg Variable Insurance Trust (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.

OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for a number of years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) decrease the amount of insurance coverage, (5) choose between two life insurance benefit options, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) obtain certain optional benefits that we offer by "riders" to your policy.

OTHER EQUITABLE LIFE POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with Incentive Life(SM) '02 or another policy may not be to your advantage. You can contact us to find out more about any other Equitable Life insurance policy.



The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.


                                                                 X00703/AA & ADL

Contents of this prospectus

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Appendix 1 on page I-1 contains an index of key words and phrases used throughout the prospectus.
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1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS
   AND RISKS                                                                  1
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How you can pay for and contribute to your policy                             1
The minimum amount of premiums you must pay                                   1
You can guarantee that your policy will not terminate
  before a certain date                                                       2
You can elect a "paid up" death benefit guarantee                             2
Investment options within your policy                                         2
About your life insurance benefit                                             3
You can decrease your insurance coverage                                      4
You can increase your insurance coverage by purchasing
  another policy                                                              4
Accessing your money                                                          4
Risks of investing in a policy                                                4



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2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES
   YOU WILL PAY                                                               6

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Tables of policy charges                                                      6
How we allocate charges among your investment options                        10
Changes in charges                                                           10




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3. WHO IS EQUITABLE LIFE?                                                    11

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How to reach us                                                              11
About our Separate Account FP                                                12
Your voting privileges                                                       12




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4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                        13

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Portfolios of the Trusts                                                     13




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5. DETERMINING YOUR POLICY'S VALUE                                           16
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Your account value                                                           16




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"We," "our" and "us" refer to Equitable Life. "Financial professional" means the registered representative of AXA Advisors who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.

When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer Incentive Life(SM) '02 anywhere such offers are not lawful. Equitable Life does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.


i  Contents of this prospectus

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6. TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS                      17

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Transfers you can make                                                       17
How to make transfers                                                        17
Our dollar cost averaging service                                            17
Our asset rebalancing service                                                17




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7. ACCESSING YOUR MONEY                                                      19
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Borrowing from your policy                                                   19
Making withdrawals from your policy                                          19
Surrendering your policy for its net cash surrender value                    20
Your option to receive a living benefit                                      20




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8. TAX INFORMATION                                                           21
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Basic tax treatment for you and your beneficiary                             21
Tax treatment of distributions to you (loans, partial
  withdrawals, and full surrender)                                           21
Tax treatment of living benefits proceeds                                    22
Effect of policy on interest deductions taken by business entities           22
Requirement that we diversify investments                                    22
Estate, gift, and generation-skipping taxes                                  23

Pension and profit-sharing plans                                             23

Split-dollar and other employee benefit programs                             23
ERISA                                                                        23
Our taxes                                                                    23
When we withhold taxes from distributions                                    24
Possibility of future tax changes and other tax information                  24



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9. MORE INFORMATION ABOUT POLICY FEATURES
   AND BENEFITS                                                              25
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Alternative higher death benefit in certain cases                            25
Guarantee premium test for no-lapse guarantees                               25
Paid up death benefit guarantee                                              25
Other benefits you can add by rider                                          26
Variations among Incentive Life(SM) '02 policies                             27
Your options for receiving policy proceeds                                   27
Your right to cancel within a certain number of days                         27




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10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                            28
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Deducting policy charges                                                     28


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11. MORE INFORMATION ABOUT PROCEDURES THAT
    APPLY TO YOUR POLICY                                                     30
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Dates and prices at which policy events occur                                30
Policy issuance                                                              30

Ways to make premium and loan payments                                       31

Assigning your policy                                                        31

You can change your policy's insured person                                  31

Requirements for surrender requests                                          31
Gender-neutral policies                                                      32

Future policy exchanges                                                      32




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12. MORE INFORMATION ABOUT OTHER MATTERS                                     33

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About our general account                                                    33
Transfers of your account value                                              33
Telephone and EQAccess requests                                              33
Suicide and certain misstatements                                            34
When we pay policy proceeds                                                  34
Changes we can make                                                          34

Reports we will send you                                                     35
Distribution of the policies                                                 35




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13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP
    AND EQUITABLE LIFE                                                       36
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14. PERSONALIZED ILLUSTRATIONS                                               37

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Illustrations of policy benefits                                             37



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APPENDICES

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I -- An index of key words and phrases                                      I-1

II -- Hypothetical illustrations                                           II-1

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REQUESTING MORE INFORMATION
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Statement of Additional Information
Table of contents



Contents of this prospectus                                                   ii

1. Risk/benefit summary: Policy features, benefits and risks

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Incentive Life(SM) '02 is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this "base policy" are described below.


Riders to your base policy can increase the benefits you receive and affect the amounts you pay in certain circumstances. Available riders are listed in "Other benefits you can add by rider" under "More information about policy features and benefits" later in this prospectus.



HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. (Policies on an automatic premium payment plan may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase an Incentive Life(SM) '02 policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code Section 1035 exchange. If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the Incentive Life(SM) '02 policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the Incentive Life(SM) '02 policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).

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You can generally pay premiums at such times and in such amounts as you like before the policy anniversary nearest to the insured's 100th birthday, so long as you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.
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LIMITS ON PREMIUM PAYMENTS. The federal tax law definition of "life insurance"
limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Also, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments that would exceed those limits to you.


You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

If at any time your policy's account value is high enough that the "alternative higher death benefit" discussed later in this prospectus would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us .


PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only the amount of premiums (if any) necessary to keep your policy from lapsing and terminating as discussed below.


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if your "net account value" is not enough to pay your policy's monthly charges when due unless:


o you have paid sufficient premiums to maintain one of our available guarantees against termination, your policy is still within the period of that guarantee, and you do not have an outstanding loan (see "You can guarantee that your policy will not terminate before a certain date" below); or

o you have elected the "paid up" death benefit guarantee and it remains in effect, and you do not have an outstanding loan (see "You can elect a "paid up" death benefit guarantee" below).


("Account value" and "net account value" are explained under "Determining your policy's value" later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the


1 Risk/benefit summary: Policy features, benefits and risks policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

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Your policy will terminate if you don't pay enough premiums (i) to pay the charges we deduct or (ii) to maintain in effect one of the guarantees that can keep your policy from terminating. However, we will first send you a notice and give you the opportunity to pay any shortfall.
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You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," later in this prospectus.


RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The amount of payment will not be more than an amount sufficient to cover total monthly deductions for 3 months, calculated from the effective date of restoration, and the premium charge. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored.



YOU CAN GUARANTEE THAT YOUR POLICY WILL NOT TERMINATE BEFORE A CERTAIN DATE


You can generally guarantee that your policy will not terminate for a number of years by paying at least certain specified amounts of premiums. We call these amounts "guarantee premiums" and they will be set forth on page 3 of your policy. In most states you have two options for how long the guarantee will last. The two guarantee options are as follows:


(1) a guarantee for the first five years of your policy (the policy calls this the "no-lapse guarantee")

                                      or

(2) a guarantee of 20 years, but in no case beyond the policy anniversary nearest to the insured's 100th birthday (the policy calls this the "extended no-lapse guarantee").


In some states, these guarantees may be referred to by different names.

We make no extra charge for either of these two guarantees against policy termination. However, in order for either of those guarantees to be available, you must have satisfied the "guarantee premium test" (discussed in "Guarantee premium test for no-lapse guarantees" under "More information about policy features and benefits" later in this prospectus), and any policy loan must not exceed the policy account value. Maintaining the extended no-lapse guarantee against policy termination will require you to pay more premiums than maintaining only the five-year guarantee.


--------------------------------------------------------------------------------

If you pay at least certain prescribed amounts of premiums, and have no policy loans, your policy will not lapse for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.
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YOU CAN ELECT A "PAID UP" DEATH BENEFIT GUARANTEE

In most states, you may elect to take advantage of our "paid up" death benefit guarantee at any time after the fourth year of your policy if the insured's attained age is 99 or less. If you elect the paid up death benefit guarantee, we may initially reduce your base policy's face amount (see below). Thereafter, your policy will not lapse and the death benefit will never be less than the base policy's face amount, so long as the guarantee remains in effect. The guarantee will terminate, however, if (i) at any time following the election, the sum of any outstanding policy loans, accrued interest, and any "restricted" amount due to exercise of a living benefits rider exceeds your policy's account value or if (ii) you request us to terminate the election. For more information about the circumstances under which you can elect the paid-up death benefit, the possible reduction in face amount after this guarantee is elected (including the possible imposition of surrender charges upon such reduction), and other effects of this guarantee on your policy, see "Paid up death benefit guarantee" under "More information about policy features and benefits" later in this prospectus.


INVESTMENT OPTIONS WITHIN YOUR POLICY

Except as set forth in the next sentence, we will initially put all unloaned amounts which you have allocated to variable investment options into such options on the later of the business day that we receive the full minimum initial premium or the register date (the "Investment Start Date").


In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see "Your right to cancel within a certain number of days," later in this prospectus), we will initially put all amounts which you have allocated to the variable investment options into our EQ/Money Market investment option. In this case, on the first business day following the twentieth day after your policy is issued, we will re-allocate that investment in accordance with your premium allocation instructions then in effect. For policies issued in these states, the "Allocation Date" is the first business day following the twentieth day after your policy is issued. For all other policies, the Allocation Date is the Investment Start Date.

You give such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any



                   Risk/benefit summary: Policy features, benefits and risks   2
time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

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You can choose among variable investment options.
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VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.

Our arrangement with Portfolio sponsors that are not affiliated with us may provide that they or one of their affiliates will pay us based on a percentage (up to 0.30% on an annual basis) of the net assets of a Portfolio attributable to the Policies. These fees are not charged to you, the Separate Account or the Portfolio.

GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (3% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account.")

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We will pay at least 3% annual interest on our guaranteed interest option.
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ABOUT YOUR LIFE INSURANCE BENEFIT

YOUR POLICY'S FACE AMOUNT. In your application to buy an Incentive Life(SM) '02 policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. $50,000 is the smallest amount of coverage you can request.

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If the insured person dies, we pay a life insurance benefit to the
"beneficiary" you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. We also have options available for the manner in which we pay death benefits (see "Your options for receiving policy proceeds" under "More information about policy features and benefits" later in this prospectus).
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YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

o Option A -- The policy's face amount on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount;
                                      or

o Option B -- The face amount plus the policy's "account value" on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)

Under Option B, your policy's death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES. Your policy is designed to always provide a minimum level of insurance protection relative to your policy's value, in part to meet the Internal Revenue Code's definition of "life insurance." For more information on the alternative higher death benefit and for information on other adjustments to the death benefit, see "More information about policy features and benefits" later in this prospectus.

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You can request a change in your death benefit option any time after the second year of the policy and before the policy anniversary nearest to the insured's 100th birthday; however changes to Option B are not permitted beyond the policy year in which the insured person reaches age 85.
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CHANGE OF DEATH BENEFIT OPTION. If you change from Option A to Option B, we automatically reduce your base policy's face amount by an amount equal to your policy's account value at the time of the change. We may refuse this change if the policy's face amount would



3 Risk/benefit summary: Policy features, benefits and risks be reduced below our then current minimum for new policies. Changes from Option A to Option B are not permitted beyond the policy year in which the insured person reaches age 85.


If you change from Option B to Option A, we automatically increase your base policy's face amount by an amount equal to your policy's account value at the time of the change.


If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option, we will determine the new base policy face amount somewhat differently from the general procedures described above.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. Please refer to "Tax information" later in this prospectus, to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.


YOU CAN DECREASE YOUR INSURANCE COVERAGE

You may request a decrease in your policy's face amount any time after the second year of your policy and before the policy anniversary nearest to the insured's 100th birthday. The requested decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences of changing the face amount.

We can refuse any requested decrease. We will not approve any decrease if we are at that time being required to waive charges or pay premiums under any optional disability waiver rider that is part of the policy.

The following additional conditions also apply:

You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. Guarantee premiums, as well as monthly deductions for the cost of insurance coverage, will generally decrease from the time you reduce the face amount.

If you reduce the face amount during the first 10 years of your policy, we will deduct all or part of the remaining surrender charge from your policy. Assuming you have not previously changed the face amount, the amount of surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy. In no event will the surrender charge due exceed your account value less any amounts we are holding to secure policy loans (including any interest on those amounts that have not yet been allocated to the variable investment options). We deduct the charge from the same investment options as if it were a part of a regular monthly deduction under your policy.


In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such a distribution to you in the future on account of a prior decrease in face amount. The distribution may be taxable.


YOU CAN INCREASE YOUR INSURANCE COVERAGE BY PURCHASING ANOTHER POLICY

After the first policy year while this policy is in force and the insured person is not more than attained age 85, and provided that there has been no previous reduction in the face amount, you may ask us to increase the face amount of insurance. You must provide evidence satisfactory to us of the insurability of the insured person. Any increase you ask for must be at least $10,000. If the increase is approved, we will issue a new variable life policy for the amount of the increase. The new policy will be issued for the age and rating class of the insured person on the date of increase, and, if we are no longer issuing Incentive Life '02, will be a variable life policy we are issuing on the date of increase. The new policy will be subject to its own terms and conditions, except that (1) we will waive any portion of the monthly administrative charge for the new policy that is independent of the face amount of insurance; and (2) any reduction in face amount, change in death benefit option, or partial withdrawal may not reduce the face amount of the new policy to less than $10,000.


ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of the difference between your policy's account value and any applicable surrender charges, less any outstanding loans (plus accrued loan interest) and less any amounts restricted following your receipt of a living benefits payment. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information. You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy and before the policy anniversary nearest to the insured's 100th birthday. See "Making withdrawals from your policy" later in this prospectus for more information. Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See "Surrendering your policy for its net cash surrender value" later in this prospectus. See "Tax information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.


RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.


o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables below.


o You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.


                   Risk/benefit summary: Policy features, benefits and risks   4

o Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


5  Risk/benefit summary: Policy features, benefits and risks

2.  Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions.

This table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount or transfer policy account value among investment options.


------------------------------------------------------------------------------------------------------------------------------------
                                                    Transaction Fees
------------------------------------------------------------------------------------------------------------------------------------
 Charge                        When charge is deducted            Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Premium charge                 Deducted from each premium         6% of each premium payment. We may increase this charge higher
                               when added to your account         than 6%, however, as a result of changes in the tax laws which
                               value                              increase our expenses. Currently, we reduce this charge to 3% of each premium payment after a certain amount.(1)
------------------------------------------------------------------------------------------------------------------------------------
Surrender (turning in) of      Deducted from your account         The amount of the surrender charge is set forth in your policy.(2)
your policy during its first   value at the time you
10 years                       surrender

  Lowest and highest                                              For any policy, the lowest initial surrender charge per $1,000 of
  charge                                                          initial base policy face amount would be $5.97, and the highest initial surrender charge per $1,000 of initial base policy face amount would be $30.93.


  Charge for a                                                    The initial surrender charge is $13.81 per $1,000 of initial base
  representative insured                                          policy face amount for a male, non-tobacco user, age 35 at issue.

------------------------------------------------------------------------------------------------------------------------------------
Request a decrease in your     Deducted from your account         A pro rata portion of the full surrender charge that would apply
policy's face amount           value on the effective date of     to a surrender at the time of the decrease in the first 10 years.
                               the decrease
------------------------------------------------------------------------------------------------------------------------------------
Transfers among                Deducted when you transfer         $25 per transfer (maximum); $0 (current).(3)
investment options             account value among
                               investment options
------------------------------------------------------------------------------------------------------------------------------------

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.


------------------------------------------------------------------------------------------------------------------------------------
                    Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
 Charge                        When charge is deducted     Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Administrative charges(4)(5)   Deducted from your account  (1) (i) $20 in each of your policy's first 12 months and (ii) a maximum
                               value each month            charge of $10 in each subsequent month (currently we charge $7 in each subsequent month).

                                                           (2) We also charge an additional amount per $1,000 of initial base policy face amount during your policy's first ten years.

  Lowest and highest                                       The lowest monthly charge per $1,000 is $0.03, and the highest monthly
  charge (for charge in (2))                               charge per $1,000 is $0.10.

  Charge for a                                             The monthly charge is $0.06 per $1,000 for an insured age 35 at issue.
  representative insured
  (for charge in (2))
------------------------------------------------------------------------------------------------------------------------------------


                       Risk/benefit summary: Charges and expenses you will pay 6

Cost of insurance charges(4)(5)(6)
  Lowest and highest        Deducted from your account     The lowest maximum monthly charge per $1,000 of the amount for which we
  charge                    value each month               are at risk(7) under your base policy on the date of the deduction is
                                                           $0.06, and the highest maximum monthly charge per $1,000 is $83.34.

  Charge for a                                             The maximum monthly charge per $1,000 is $0.15 in the first policy year
  representative insured                                   for a male insured age 35 in the standard non-tobacco user risk class.(8)
------------------------------------------------------------------------------------------------------------------------------------
Optional rider charges
Children's term insurance   Deducted from your account     The monthly charge per $1,000 of children's term insurance is $0.50.
                            value each month while rider
                            is in effect

Disability deduction        Deducted from your account     Amount charged as a percentage of the other monthly charges deducted
waiver(5)                   value each month while rider   from your policy's value.
                            is in effect

  Lowest and highest                                       The lowest maximum monthly charge is 7% and the highest maximum
  charge                                                   monthly charge is 132%.

  Charge for a                                             The maximum monthly charge in the first policy year is 12% for a male
  representative insured                                   insured age 35 who is not in a rated risk class.(9)

Disability premium waiver(5)
  Lowest and highest        Deducted from your account     Amount charged for disability premium waiver per $1,000 of benefit for
  charge                    value each month while rider   which such rider is purchased(10) as follows:
                            is in effect and while any       Initial base policy face amount: The lowest monthly charge per $1,000
                            option to purchase additional    is $0.02 and the highest monthly charge per $1,000 is $0.76.(11)
                            insurance and/or children's
                            term riders are in effect        Option to purchase additional insurance: The lowest monthly charge per
                                                             $1,000 is $0.02 and the highest monthly charge per $1,000 is $0.08.

                                                             Children's term insurance: The lowest monthly charge per $1,000 is
                                                             $0.01 and the highest monthly charge per $1,000 is $0.03.

  Charge for a                                             Amount charged for disability premium waiver per $1,000 of benefit as
  representative insured                                   follows:
                                                             Initial base policy face amount: The monthly charge per $1,000 is $0.07 for a male insured age 35 at issue who is in the non-rated non-tobacco user risk-class.

                                                             Option to purchase additional insurance: The monthly charge per $1,000 is $0.03 for an insured age 35 at issue who is not in a rated risk class.

                                                             Children's term insurance: The monthly charge per $1,000 is $0.01 for an insured who is not in a rated risk class.

Option to purchase
additional insurance(5)
  Lowest and highest        Deducted from your account     The lowest monthly charge per $1,000 of option to purchase additional
  charge                    value each month when rider    insurance is $0.04 and the highest monthly charge per $1,000 is $0.17.
                            is in effect
  Charge for a                                             The monthly charge per $1,000 is $0.16 for an insured age 35 at issue.
  representative insured


7 Risk/benefit summary: Charges and expenses you will pay

------------------------------------------------------------------------------------------------------------------------------------
Mortality and expense   Deducted from your account     (i) During the first 15 policy years, a maximum charge of 0.80% (annual rate)
risk charge             value each month               of the value you have in our variable investment options; we currently charge
                                                       0.80% (annual rate) of the value you have in our variable investment options up to $250,000, 0.70% (annual rate) of the value over $250,000 and up to
                                                       $2 million, and 0.60% (annual rate) of the value over $2 million, and (ii)
                                                       for policy years 16 and later, a maximum charge of 0.50% (annual rate) of the value you have in our variable investment options; we currently charge
                                                       0.30% (annual rate) of the value you have in our variable investment options up to $250,000 and 0.20% (annual rate) of the value you have in our variable investment options over $250,000.
------------------------------------------------------------------------------------------------------------------------------------


(1) Currently, we reduce this charge after an amount equal to ten "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's characteristics, as well as the policy's face amount. Generally, the target premiums per thousand are lower for face amounts of $250,000 and higher. In addition, if your policy includes the accounting benefit endorsement, a portion of the deductions from premiums will be refunded upon surrender within the first three policy years (see "Accounting benefit endorsement" in "More information about policy features and benefits" later in this prospectus).


(2) Beginning after your policy's sixth year, this amount declines at a constant rate each month until no surrender charge applies to surrenders made after the policy's 10th year. The initial amount of surrender charge depends on each policy's specific characteristics. In addition, if your policy includes the accounting benefit endorsement, the surrender charges are reduced (see "Accounting benefit endorsement" in "More information about policy features and benefits" later in this prospectus).

(3) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our Dollar Cost Averaging service or Asset Rebalancing service as discussed later in this prospectus.

(4) Not applicable after the insured person reaches age 100.

(5) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.

(6) Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.

(7) Our amount "at risk" is the difference between the amount of death benefit and the account value as of the deduction date.

(8) For most insured persons at most ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000.

(9) The current monthly charges for this rider are lower than the maximum monthly charges.

(10) Amount charged equals the sum of disability premium waiver rider charges corresponding to the base policy, and to any option to purchase additional insurance or children's term insurance riders that you have added to your policy.

(11) The monthly charges corresponding to the base policy will be adjusted proportionately to any face amount reduction made at your request or resulting from a partial withdrawal under death benefit Option A.


You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.



------------------------------------------------------------------------------------------------------------------------------------
                   Portfolio operating expenses expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2003 (expenses that are deducted                Lowest               Highest
from Portfolio assets including management fees, 12b-1 fees, service fees and/or              ------               -------
other expenses)(1)                                                                            0.31%                9.98%

------------------------------------------------------------------------------------------------------------------------------------



                       Risk/benefit summary: Charges and expenses you will pay 8

This table shows the fees and expenses for 2003 as an annual percentage of each Portfolio's daily average net assets.




------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Total
                                                                                                      Annual    Fee Waivers
                                                                                      Underlying     Expenses      and/or
                                                                                      Portfolio      Before      Expense   Net Total
                                               Management                  Other       Fees and      Expense    Reimburse-   Annual
Portfolio Name                                   Fees(2)   12b-1 Fees(3) Expenses(4)  Expenses(5)   Limitation    ments(6) Expenses
------------------------------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                        0.60%         --           0.26%          --          0.86%       (0.16)%   0.70%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                      1.20%         --           0.48%          --          1.68%       (0.08)%   1.60%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP International Equity             1.05%         --           0.73%          --          1.78%       (0.23)%   1.55%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Core Equity            0.90%         --           0.52%          --          1.42%       (0.32)%   1.10%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Growth                 0.90%         --           0.43%          --          1.33%       (0.23)%   1.10%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Value                  0.90%         --           0.43%          --          1.33%       (0.23)%   1.10%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Growth             1.10%         --           0.35%          --          1.45%       (0.10)%   1.35%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value              1.10%         --           0.31%          --          1.41%       (0.06)%   1.35%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology                       1.20%         --           0.83%          --          2.03%       (0.43)%   1.60%
------------------------------------------------------------------------------------------------------------------------------------
AXA Conservative Allocation                      0.10%         --           9.04%        0.84%         9.98%       (9.13)%   0.85%
------------------------------------------------------------------------------------------------------------------------------------
AXA Conservative-Plus Allocation                 0.10%         --           4.13%        0.88%         5.11%       (4.21)%   0.90%
------------------------------------------------------------------------------------------------------------------------------------
AXA Moderate Allocation                          0.10%         --           0.39%        0.86%         1.35%       (0.43)%   0.92%
------------------------------------------------------------------------------------------------------------------------------------
AXA Moderate-Plus Allocation                     0.10%         --           1.77%        1.13%         3.00%       (1.87)%   1.13%
------------------------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                        0.10%         --           5.91%        1.08%         7.09%       (5.98)%   1.11%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                       0.59%         --           0.16%          --          0.75%          --     0.75%
------------------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                         0.48%         --           0.06%          --          0.54%          --     0.54%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                    0.57%         --           0.06%          --          0.63%          --     0.63%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities   0.49%         --           0.08%          --          0.57%          --     0.57%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance International                        0.74%         --           0.13%          --          0.87%       (0.02)%   0.85%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                       0.90%         --           0.05%          --          0.95%       (0.04)%   0.91%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                     0.75%         --           0.07%          --          0.82%        0.00%    0.82%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                   0.64%         --           0.06%          --          0.70%        0.00%    0.70%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                  0.65%         --           0.07%          --          0.72%       (0.02)%   0.70%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity                       1.15%         --           0.40%          --          1.55%        0.00%    1.55%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index                              0.25%         --           0.06%          --          0.31%          --     0.31%
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI Mid Cap                                    0.70%         --           0.08%          --          0.78%       (0.03)%   0.75%
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                        0.75%         --           0.10%          --          0.85%        0.00%    0.85%
------------------------------------------------------------------------------------------------------------------------------------
EQ/J.P. Morgan Core Bond                         0.44%         --           0.08%          --          0.52%        0.00%    0.52%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Lazard Small Cap Value                        0.75%         --           0.10%          --          0.85%        0.00%    0.85%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Marsico Focus                                 0.90%         --           0.07%          --          0.97%       (0.07)%   0.90%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                    0.60%         --           0.07%          --          0.67%        0.00%    0.67%
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                 0.65%         --           0.07%          --          0.72%          --     0.72%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Money Market                                  0.33%         --           0.06%          --          0.39%          --     0.39%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Mercury International Value                   0.85%         --           0.16%          --          1.01%       (0.01)%   1.00%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Small Company Index                           0.25%         --           0.35%          --          0.60%        0.00%    0.60%
------------------------------------------------------------------------------------------------------------------------------------
 BARR ROSENBERG VARIABLE INSURANCE TRUST:
------------------------------------------------------------------------------------------------------------------------------------
Laudus Rosenberg VIT Value Long/Short Equity     1.50%       0.25%          5.80%          --          7.55%       (4.57)%   2.98%
------------------------------------------------------------------------------------------------------------------------------------
 PIMCO ADVISORS VIT:
------------------------------------------------------------------------------------------------------------------------------------
PEA Renaissance                                  0.80%         --           0.91%          --          1.71%       (0.63)%   1.08%
------------------------------------------------------------------------------------------------------------------------------------
 THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
------------------------------------------------------------------------------------------------------------------------------------
U.S. Real Estate - Class I                       0.80%         --           0.31%          --          1.11%       (0.01)%   1.10%
------------------------------------------------------------------------------------------------------------------------------------



(1) Total Annual Expenses are based, in part, on estimated expense amounts for options added during the fiscal year 2003 and for the underlying portfolios.

(2) The management fees shown for the Trusts reflect revised management fees, effective May 1, 2004, which were approved by shareholders. The management fees for each Portfolio cannot be increased without a vote of each Portfolio's shareholders.

(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contract. A "-" indicates that there is no Rule 12b-1 Plan in place for the Portfolio shown.

(4) Other expenses shown are those incurred in 2003. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses.

(5) The AXA Allocation variable investment options invest in corresponding portfolios of the AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of the EQ Advisors Trust and AXA Premier VIP Trust ("the underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been estimated based on the respective weighted investment allocations as of 12/31/03. A "-" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.


9 Risk/benefit summary: Charges and expenses you will pay

(6) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "-" indicates that there is no expense limitation in effect, "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver or reimbursement. Equitable Life, the investment manager of the AXA Premier VIP Trust and the EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2005. Under these Agreements, Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits such Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc.--U.S. Real Estate Portfolio--
    Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT--PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. Charles Schwab Investment Management, Inc., the manager of the Barr Rosenberg Variable Insurance Trust--Laudus Rosenberg VIT Value Long/Short Equity Portfolio, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the prospectuses for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain Portfolios of AXA Premier VIP Trust and EQ Advisors Trust is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce Portfolio expenses, the net expenses would be as shown in the table below:



--------------------------------------------------
    Portfolio Name
--------------------------------------------------
--------------------------------------------------
    AXA Aggressive Allocation               0.95%
--------------------------------------------------
    AXA Conservative Allocation             0.73%
--------------------------------------------------
    AXA Conservative-Plus Allocation        0.78%
--------------------------------------------------
    AXA Moderate Allocation                 0.79%
--------------------------------------------------
    AXA Moderate-Plus Allocation            0.99%
--------------------------------------------------
    AXA Premier VIP Health Care             1.59%
--------------------------------------------------
    AXA Premier VIP International Equity    1.48%
--------------------------------------------------
    AXA Premier VIP Large Cap Core Equity   1.07%
--------------------------------------------------
    AXA Premier VIP Large Cap Growth        1.07%
--------------------------------------------------
    AXA Premier VIP Large Cap Value         1.03%
--------------------------------------------------
    AXA Premier VIP Small/Mid Cap Growth    1.21%
--------------------------------------------------
    AXA Premier VIP Small/Mid Cap Value     1.27%
--------------------------------------------------
    AXA Premier VIP Technology              1.45%
--------------------------------------------------
    EQ/Alliance Common Stock                0.52%
--------------------------------------------------
    EQ/Alliance Growth and Income           0.60%
--------------------------------------------------
    EQ/Alliance Premier Growth              0.90%
--------------------------------------------------
    EQ/Alliance Small Cap Growth            0.78%
--------------------------------------------------
    EQ/Capital Guardian U.S. Equity         0.68%
--------------------------------------------------
    EQ/Emerging Markets Equity              1.53%
--------------------------------------------------
    EQ/FI Mid Cap                           0.63%
--------------------------------------------------
    EQ/FI Small/Mid Cap Value               0.79%
--------------------------------------------------
    EQ/Lazard Small Cap Value               0.75%
--------------------------------------------------
    EQ/Marsico Focus                        0.85%
--------------------------------------------------
    EQ/Mercury Basic Value Equity           0.66%
--------------------------------------------------
    EQ/MFS Emerging Growth Companies        0.71%
--------------------------------------------------
    EQ/Mercury International Value          0.93%
--------------------------------------------------


HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS


In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.



CHANGES IN CHARGES

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" under "Tax information" later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).


Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policyholders of a given class, and will be determined based on reasonable assumptions as to expenses, mortality, policy and contract claims, taxes, investment income and lapses. Any changes in charges may apply to then in-force policies, as well as to new policies.



                      Risk/benefit summary: Charges and expenses you will pay 10

3. Who is Equitable Life?

--------------------------------------------------------------------------------

We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life has any legal responsibility to pay amounts that Equitable Life owes under the policies.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."



HOW TO REACH US

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.


--------------------------------------------------------------------------------
 BY MAIL:
--------------------------------------------------------------------------------
At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047


--------------------------------------------------------------------------------
 BY EXPRESS DELIVERY ONLY:
--------------------------------------------------------------------------------
At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277

1-704-341-7000 (for express delivery purposes only)



--------------------------------------------------------------------------------
 BY TOLL-FREE PHONE:
--------------------------------------------------------------------------------
Automated system available every day, from 6 AM to 4 AM, Eastern Time; customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.


--------------------------------------------------------------------------------
 BY E-MAIL:
--------------------------------------------------------------------------------
life-service@equitable.com


--------------------------------------------------------------------------------
 BY FACSIMILE (FAX):
--------------------------------------------------------------------------------
1-704-540-9714



--------------------------------------------------------------------------------
 BY INTERNET:

--------------------------------------------------------------------------------

If you are an AXA Advisors client, our Website is AXAonline.com. All other clients may access EQAccess by visiting our other Website at http://www.equitable.com. Our Websites provide access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).

REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:


(1) request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3) request for asset rebalancing; and

(4) designation of new policy owner(s).


OTHER REQUESTS. We also have specific forms that we recommend you use for the following:


(a) policy surrenders;

(b) address changes;

(c) beneficiary changes;


(d) transfers among investment options; and


(e) changes in allocation percentages for premiums and deductions.


You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and EQAccess" later in this prospectus.


Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may


11  Who is Equitable Life?

not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")


FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.


The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.


ABOUT OUR SEPARATE ACCOUNT FP


Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of Equitable Life's other assets.


Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

Each subaccount (variable investment option) of Separate Account FP available under Incentive Life(SM) '02 invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.


YOUR VOTING PRIVILEGES


VOTING OF PORTFOLIO SHARES. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.


Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.


VOTING AS POLICYOWNER. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of Incentive Life(SM) '02 and other policies that Separate Account FP supports.



                                                      Who is Equitable Life?  12

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the Incentive Life(SM) '02 policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.


Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios.



Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP
Portfolio Name                Objective                                                    Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION     Seeks long-term capital appreciation.                        o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION   Seeks a high level of current income.                        o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         Seeks current income and growth of capital, with a           o Equitable Life
 ALLOCATION                   greater emphasis on current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       Seeks long-term capital appreciation and current income.     o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS             Seeks long-term capital appreciation and current income,     o Equitable Life
 ALLOCATION                   with a greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     Seeks a balance of high current income and capital           o BlackRock Advisors, Inc.
                              appreciation, consistent with a prudent level of risk.
                                                                                           o Pacific Investment Management Company
                                                                                             LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital.                           o A I M Capital Management, Inc.

                                                                                           o RCM Capital Management LLC

                                                                                           o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    Seeks high total return through a combination of current     o Alliance Capital Management L.P.
                              income and capital appreciation.
                                                                                           o Pacific Investment Management Company
                                                                                             LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP               Seeks long-term growth of capital.                           o Alliance Capital Management L.P.,
 INTERNATIONAL EQUITY                                                                        through its Bernstein Investment
                                                                                             Research and Management Unit

                                                                                           o Bank of Ireland Asset Management
                                                                                             (U.S.) Limited

                                                                                           o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital.                           o Alliance Capital Management L.P.,
 CORE EQUITY                                                                                 through its Bernstein Investment
                                                                                             Research and Management Unit

                                                                                           o Janus Capital Management LLC

                                                                                           o Thornburg Investment Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------



13 About the Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP
Portfolio Name                   Objective                                                 Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP        Seeks long-term growth of capital.                        o Alliance Capital Management L.P.
 GROWTH
                                                                                           o RCM Capital Management LLC

                                                                                           o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP        Seeks long-term growth of capital.                        o Alliance Capital Management L.P.
 VALUE
                                                                                           o Institutional Capital Corporation

                                                                                           o MFS Investment Management
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID        Seeks long-term growth of capital.                        o Alliance Capital Management L.P.
 CAP GROWTH
                                                                                           o Franklin Advisers, Inc.

                                                                                           o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID        Seeks long-term growth of capital.                        o AXA Rosenberg Investment Management LLC
 CAP VALUE
                                                                                           o TCW Investment Management Company

                                                                                           o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY       Seeks long-term growth of capital.                        o Firsthand Capital Management, Inc.

                                                                                           o RCM Capital Management LLC

                                                                                           o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                   Objective                                                 Adviser
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK         Seeks to achieve long-term growth of capital.             o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND           Seeks to provide a high total return.                     o Alliance Capital Management L.P.
 INCOME
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE         Seeks to achieve high current income consistent with      o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES           relative stability of principal.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL        Seeks to achieve long-term growth of capital.             o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       Seeks to achieve long-term growth of capital.             o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            Seeks to achieve long-term growth of capital.             o Alliance Capital Management L.P.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.                               o Alliance Capital Management L.P.,
                                                                                             through its Bernstein Investment
                                                                                             Research and Management Unit
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         Seeks to achieve long-term growth of capital.             o Capital Guardian Trust Company
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       Seeks long-term capital appreciation.                     o Morgan Stanley Investment Management,
                                                                                             Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              Seeks a total return before expenses that approximates    o Alliance Capital Management L.P.
                                 the total return performance of the S&P 500 Index,
                                 including reinvestment of dividends, at a risk level
                                 consistent with that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------


                                           About the Portfolios of the Trusts 14

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                    Objective                                                Adviser
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                    Seeks long-term growth of capital.                        o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        Seeks long-term capital appreciation.                     o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND         Seeks to provide a high total return consistent with      o J.P. Morgan Investment Management, Inc.
                                 moderate risk to capital and maintenance of liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE        Seeks capital appreciation.                               o Lazard Asset Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 Seeks long-term growth of capital.                        o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           Seeks capital appreciation and secondarily, income.       o Mercury Advisors
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL         Seeks capital appreciation.                               o Merrill Lynch Investment Managers
 VALUE                                                                                       International Limited
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           Seeks to provide long-term capital growth.                o MFS Investment Management
 COMPANIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  Seeks to obtain a high level of current income, preserve  o Alliance Capital Management L.P.
                                 its assets and maintain liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX           Seeks to replicate as closely as possible (before the     o Alliance Capital Management L.P.
                                 deduction of portfolio expenses) the total return of the
                                 Russell 2000 Index.
------------------------------------------------------------------------------------------------------------------------------------
Barr Rosenberg Variable
Insurance Trust
Portfolio Name                   Objective                                                 Investment Manager/Adviser
------------------------------------------------------------------------------------------------------------------------------------
LAUDUS ROSENBERG VIT VALUE       Seeks to increase the value of your investment in bull    o Charles Schwab Investment Management,
 LONG/SHORT EQUITY               markets and bear markets through strategies that are        Inc.
                                 designed to have limited exposure to general equity
                                 market risk.                                              o AXA Rosenberg Investment Management LLC
------------------------------------------------------------------------------------------------------------------------------------
PIMCO Advisors VIT
Portfolio Name                   Objective                                                Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
PEA RENAISSANCE                  Seeks long-term capital appreciation and income.         o OpCap Advisors LLC
------------------------------------------------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                   Objective                                                Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)   Seeks to provide above average current income and        o Van Kampen(2)
                                 long-term capital appreciation by investing primarily
                                 in equity securities of companies in the U.S. real
                                 estate industry, including real estate investment
                                 trusts.
------------------------------------------------------------------------------------------------------------------------------------


(1) 'Class I' Shares are defined in the current underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.


You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 888-855-5100.



15 About the Portfolios of the Trusts

5. Determining your policy's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

Your account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in
(iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. Your "net account value" is the total of (i) and (ii) above, plus any interest credited on loaned amounts, minus any interest accrued on outstanding loans and minus any "restricted" amounts that we hold in the guaranteed interest option as a result of any payment received under a living benefits rider. (Your policy and other supplemental material may refer to the account that holds the amounts in (ii) and (iii) above as our "Guaranteed Interest Account.") Your account value is subject to certain charges discussed in "Risk/ benefit summary: Charges and expenses you will pay" earlier in this prospectus.

--------------------------------------------------------------------------------
Your account value will be credited with the same returns as are achieved by the Portfolios or guaranteed interest option that you select, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and deducted monthly from your policy account based on your deduction allocations.

YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts you have specifically requested that we allocate to that option and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a living benefit" later in this prospectus. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 3% effective annual rate.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.


                                             Determining your policy's value  16

6. Transferring your money among our investment options

--------------------------------------------------------------------------------

TRANSFERS YOU CAN MAKE
--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------
After your policy's Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We also reserve the right to restrict transfers among variable investment options as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------

RESTRICTIONS ON TRANSFER OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any policy year is the greater of (a) 25% of your balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.


We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "More information about other matters").



HOW TO MAKE TRANSFERS

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.


TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus, from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.


For more information, see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Website and enrolling in EQAccess. This service may not always be available. Generally, the above described restrictions relating to telephone transfers also apply to online transfers.



OUR DOLLAR COST AVERAGING SERVICE

We offer a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the dollar cost averaging service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------
Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the dollar cost averaging service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

This service terminates when the EQ/Money Market option is depleted. You can also cancel the dollar cost averaging service at any time. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service.


OUR ASSET REBALANCING SERVICE

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options, and the sum of the percentages must


17 Transferring your money among our investment options equal 100%. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.


                        Transferring your money among our investment options  18

7. Accessing your money

--------------------------------------------------------------------------------

BORROWING FROM YOUR POLICY

You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your Cash Surrender Value.) However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding. See "Your option to receive a living benefit" below.

--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income taxes. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------
When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option; and

o the collateral is not available to pay policy charges.

When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 4% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.


Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.


INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, equal to the loan interest rate. The elimination of the rate differential is not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have outstanding loans). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 3% and that the differential will not exceed 2% (except if tax law changes increase the taxes we pay on policy loans or loan interest). Because we first offered Incentive Life(SM) '02 policies in 2002, the interest rate differential has not yet been eliminated under any in-force policies.


We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment.

EFFECTS OF POLICY LOANS. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan can also cause any paid up death benefit guarantee to terminate or may cause any other guarantee against lapse to become unavailable. We will deduct any outstanding policy loan plus accrued loan interest from your policy's proceeds if you do not pay it back. Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of policy loans.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.


MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy and before the policy anniversary nearest to the insured's 100th birthday. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for


19  Accessing your money
charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.

--------------------------------------------------------------------------------
You can withdraw all or part of your policy's net cash surrender value, although you may incur tax consequences by doing so.
--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar automatic reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). If the paid up death benefit guarantee is in effect, a partial withdrawal will generally reduce the face amount by more than the amount of the withdrawal. Face amount reductions that occur automatically as a result of withdrawals, however, do not result in our deducting any portion of any then remaining surrender charge. We will not permit a partial withdrawal that would reduce the face amount below our minimum for new policy issuances at the time, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If death benefit Option B is in effect, a partial withdrawal reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal, even if the paid up death benefit guarantee is not then in effect. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining our other guarantees against termination, as well. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due or because it could result in a no-lapse guarantee not being in effect.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.


SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, minus any amount of your account value that is "restricted" as a result of previously distributed "living benefits," and minus any surrender charge that then remains applicable. The surrender charge is described in "Charges and expenses you will pay" earlier in this prospectus.

Please refer to "Tax information" below for the possible tax consequences of surrendering your policy and applicable waivers of surrender charges in the event of federal estate tax repeal.


YOUR OPTION TO RECEIVE A LIVING BENEFIT

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally 75%) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider).

We make no additional charge for the rider. However, if you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit, the remaining benefits under your policy will be affected. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy we refer to this as a "lien" we establish against your policy.)


When we pay a living benefit, we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, together with the interest we charge thereon, will be "restricted"-- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We also will deduct these restricted amounts from any subsequent surrender proceeds that we pay.


The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
You can arrange to receive a "living benefit" if the insured person becomes terminally ill.
--------------------------------------------------------------------------------


                                                        Accessing your money  20

8. Tax information

--------------------------------------------------------------------------------

This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An Incentive Life(SM) '02 policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:

o the death benefit received by the beneficiary under your policy generally will not be subject to federal income tax; and

o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.


TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, AND FULL SURRENDER)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, or selection of additional rider benefits or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, there are overall limits on the amount of premiums you may pay under your policy in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) or other decrease in benefits may impact the maximum amount of premiums that can be paid, as well as the maximum amount of account value that may be maintained under the policy. In some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See "Changes we can make" later in this prospectus.


TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.


21  Tax information

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59-1/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

TAX TREATMENT OF LIVING BENEFITS PROCEEDS

Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the insured person, however, if the payee has an insurable interest in the insured person's life only because the insured person is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.


EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy, will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.


REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income


                                                             Tax information  22
and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.


In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $1.5 million in 2004 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions and certain gifts of $11,000 for 2004 (this amount is indexed annually for inflation) or less per year for each recipient.


As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption will be the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to current law in years 2011 and thereafter. Beginning in 2011, at any time during which there is no federal estate tax in effect, we will waive any surrender charges that would otherwise apply, upon a surrender of your policy or a reduction of the face amount of insurance.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.


If this policy is being purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed and final regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed. A material modification to an existing arrangement may result in a change in tax treatment.



PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS


Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. Together, they provide new proposed and interim guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.



ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.


OUR TAXES

The operations of our Separate Account FP are reported in our federal income tax return. The Separate Account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policies.


23  Tax information

If our state, local or other tax expenses increase, we may add or increase our charges for such taxes when they are attributable to Separate Account FP, based on premiums, or otherwise allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any income or gain the assets generate.


The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers available under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, guidance as of the date of this prospectus has been limited. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.


We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.


                                                             Tax information  24

9. More information about policy features and benefits

--------------------------------------------------------------------------------

ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

The basic Option A and Option B death benefits are described under "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks" earlier in this prospectus.

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy's account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:

--------------------------------------------------------------------------------
If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or
Option B death benefit you have selected.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Age*   40 and under    45      50      55      60      65
--------------------------------------------------------------------------------
   %     250%           215%    185%    150%    130%    120%
--------------------------------------------------------------------------------
        70      75-95   99-Over
--------------------------------------------------------------------------------
   %    115%    105%    101%
--------------------------------------------------------------------------------

* For the then-current policy year.

This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefits. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.

OTHER ADJUSTMENTS TO DEATH BENEFIT. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a living benefits rider. We reduce it by the amount of the living benefits payment plus interest. See "Your option to receive a living benefit" earlier in this prospectus.


GUARANTEE PREMIUM TEST FOR NO-LAPSE GUARANTEES


We offer two guarantees against policy lapse that depend on your having paid specified amounts of premiums. We refer to these two guarantees as our "no-lapse guarantee" and our "extended no-lapse guarantee," and you can read more about them in "You can guarantee that your policy will not terminate before a certain date" in "Risk/ benefit summary: Policy features, benefits and risks," earlier in this Prospectus.

GUARANTEE PREMIUM TEST. If your policy's net account value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date at least equals the cumulative guarantee premiums due to date for either the no-lapse guarantee or extended no-lapse guarantee that are then available under your policy. If it does, your policy will not lapse, provided that you have no policy loans outstanding and provided that the period of the corresponding guarantee has not expired.

When we calculate the cumulative amount of guarantee premiums for the no-lapse or extended no-lapse guarantees, we compound each amount at a 4% annual interest rate from the due date through the date of the calculation. (This interest rate is only for purposes of determining whether you have satisfied the guarantee test for an available duration. It does not bear any relation to the returns you will actually earn or any loan interest you will actually pay.) We use the same calculation for determining the cumulative amount of premiums paid, beginning with the date each premium is received. The amount of premiums you must pay to maintain a guarantee against termination will be increased by the cumulative amount of any partial withdrawals you have taken from your policy (calculated by the same method, beginning with the date of withdrawal).

GUARANTEE PREMIUMS. The amount of the guarantee premiums for each of the no-lapse or extended no-lapse guarantees is set forth in your policy on a monthly basis if that guarantee is available to you. The guarantee premiums are actuarially determined at policy issuance and depend on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The guarantee premiums may change if, for example, the face amount of the policy changes, or a rider is added or eliminated, or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your guarantee premiums. Any change will be prospective only, and no change will extend a guarantee period beyond its original number of years.



PAID UP DEATH BENEFIT GUARANTEE

In order to elect the paid up death benefit guarantee:

o you must have death benefit "Option A" in effect (see "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks," earlier in this prospectus);

o you must terminate any riders to your policy that carry additional charges;

o the election must not cause the policy to lose its qualification as life insurance under the Internal Revenue Code or require a current distribution from the policy to avoid such disqualification; and

o the election must not reduce the face amount (see below) to less than the minimum face amount for which we would then issue a policy.


25  More information about policy features and benefits

The paid up death benefit guarantee applies only to your base policy's face amount, and not to other coverage under any riders that (as noted above) must be terminated when the guarantee is elected.

POSSIBLE REDUCTION OF FACE AMOUNT. The face amount of your policy after this guarantee is elected is the lesser of (a) the face amount immediately before the election or (b) the policy account value divided by a factor based on the then age of the insured person. The factors are set forth in your policy. As a general matter, the factors change as the insured person ages so that, if your account value stayed the same, the result of the calculation under clause (b) above would be lower the longer your policy is in force.

If electing the paid up death benefit guarantee causes a reduction in face amount, we will deduct the same portion of any remaining surrender charge as we would have deducted if you had requested that decrease directly (rather than electing the paid up death benefit guarantee). (See "Risk/benefit summary:
Charges and expenses you will pay" earlier in this prospectus.)


OTHER EFFECTS OF THIS GUARANTEE. You generally may continue to pay premiums after you have elected the paid up death benefit guarantee (subject to the same limits as before), but premium payments are not required. If the election causes your face amount to decrease, however, the amount of additional premiums you are permitted to pay, if any, may be reduced. You may continue to make transfers, but you may not change the death benefit option or add riders that have their own charges while the paid up death benefit guarantee is in effect.


Partial withdrawals while the paid up death benefit guarantee is in effect will generally be subject to the same terms and conditions as any other partial withdrawal (see "Making withdrawals from your policy" earlier in this prospectus), except that:

o We may decline your request for a partial withdrawal (or any other policy change) under the circumstances described in the paid up death benefit guarantee policy endorsement. If this occurs, you may wish to consider asking us to terminate the paid up death benefit guarantee.

o Partial withdrawals (and any distributions we may be required to make for tax purposes) will generally reduce your policy's face amount by more than the amount of the withdrawal.

The election of the paid up death benefit guarantee may cause your policy to become a modified endowment contract under certain circumstances. See "Tax treatment of distributions to you" under "Tax information," earlier in this prospectus. You should consult your tax advisor before making this election.


OTHER BENEFITS YOU CAN ADD BY RIDER

You may be eligible for the following other optional benefits we currently make available by rider:

o disability waiver benefits

o option to purchase additional insurance

o children's term insurance

We add the following riders automatically at no charge to each eligible policy:


o substitution of insured person rider

o waiver of surrender charge due to tax law change rider (for certain future federal estate tax repeal situations)

o living benefits rider

o accounting benefit endorsement


Equitable Life or your financial professional can provide you with more information about these riders. Some of these benefits may be selected only at the time your policy is issued. Some benefits are not available in combination with others or may not be available in your state. The riders provide additional information, and we will furnish samples of them to you on request. We can add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.


See also "Tax information" earlier in this prospectus for certain possible tax consequences of adding or deleting riders or changing the death benefits under a rider.


ACCOUNTING BENEFIT ENDORSEMENT

Subject to the conditions discussed below, Equitable Life will offer an endorsement to your policy (the "Endorsement") that will refund or waive all or a portion of certain policy charges if the policy is surrendered for its net cash surrender value within a limited time period.

Under our current rules, the Endorsement will be offered where the following conditions are met:

o policies are corporately owned, or are "split-dollar" cases that are collaterally assigned to the company;

o the persons proposed to be insured are deemed by us to be "highly compensated" individuals;

o the minimum initial premium under each policy is remitted to Equitable Life by the employer; and

o the aggregate annualized first year planned periodic premium is at least $150,000 if a minimum of three policies is issued, each on the life of a different insured person, and at least $500,000 if less than three policies are issued.

Eligible cases will be issued with the accounting benefit endorsement unless the policyowner requests us in writing to not include the Endorsement.

The Endorsement reduces the difference between the premiums paid for the policy and the amount we will pay you if the policy is surrendered in its early years. This, in turn, is expected to reduce any charge against the employer's earnings when the employer accounts for the policy under generally accepted accounting principles (GAAP). Policyowners must rely on the advice of their own accountants, however, to determine how the purchase of a policy, as modified by the Endorsement, will affect their GAAP financial statements.

The Endorsement works by refunding all or a portion of the deductions from premiums and waiving all or a portion of the surrender charges, if the policy is surrendered in its early years. The percentage of charges refunded or waived under the Endorsement are as follows:


                         More information about policy features and benefits  26

--------------------------------------------------------------------------------
                               Percent Of Premium     Percent Of Surrender
  Surrender In Policy Year    Deduction Refunded        Charges Waived
--------------------------------------------------------------------------------
             1                      100%                    100%
             2                       67%                     80%
             3                       33%                     60%
             4                       0%                      40%
             5                       0%                      20%
          6 and later                0%                      0%
--------------------------------------------------------------------------------

For example, if a policy subject to the Endorsement were surrendered in its second policy year, we would refund:

o 67% of the charges that had been deducted from premiums (i.e., the sales charge); and

o 80% of the amount of surrender charges that we otherwise would have imposed for the surrender.

Once the Endorsement terminates at the end of the fifth policy year, however, there will be no refund of prior deductions from premiums, and the full amount of the surrender charges otherwise payable under the policy will be assessed upon surrender. The Endorsement operates only if the policy is surrendered in full. There is no waiver of surrender charges or refund of premium deductions if the policy terminates after a grace period or if the face amount is reduced nor is there a refund of prior premium deductions for partial withdrawals. The Endorsement does not affect the amount available for borrowing or withdrawing from your policy nor does it affect the calculations to determine whether your policy will lapse or terminate.

We offer products designed specifically for this marketplace. You can contact us to find out more about any other Equitable Life insurance policy.


VARIATIONS AMONG INCENTIVE LIFE(SM) '02 POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

Equitable Life also may vary or waive the charges (including surrender charges) and other terms of Incentive Life(SM) '02 where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with Incentive Life(SM) '02. We will make such variations only in accordance with uniform rules that we establish.

Equitable Life or your financial professional can advise you about any variations that may apply to your policy.


YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.

PAYMENT OPTIONS FOR DEATH BENEFIT. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy and may result in varying tax consequences. A payment option selected by the policy's owner cannot be changed by the beneficiary after the insured person dies. The terms and conditions of each option are set out in a separate contract that we will send to the payee when a payment option goes into effect. Equitable Life or your financial professional can provide you with samples of such contracts on request.

--------------------------------------------------------------------------------
You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.
--------------------------------------------------------------------------------
If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Equitable Access AccountTM") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Equitable Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Our financial professionals will take reasonable steps to arrange for prompt delivery to the beneficiary.

PAYMENT OPTIONS FOR SURRENDER AND WITHDRAWAL PROCEEDS. You can also choose to receive all or part of any proceeds from a surrender or withdrawal from your policy under one of the above referenced payment options, rather than as a single sum.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the net account value. In some states, we will not adjust the premiums paid to reflect investment performance.

To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states or situations, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.


27  More information about policy features and benefits

10. More information about certain policy charges

--------------------------------------------------------------------------------

DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.

The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender. Similarly, the premium charge is designed primarily to defray sales and tax expenses we incur that are based on premium payments, the administrative charge is designed primarily to defray administrative expenses in connection with issuing and administering the policies, and the mortality and expense risk charge is designed primarily to defray expenses that we will incur if certain of our assumptions with respect to the mortality of insureds under the policies (as a group) and expenses we incur in issuing and administering the policies are underestimated relative to the guaranteed maximum charges. Similarly, if we ever impose a transfer charge, it will be solely to help defray our costs in processing transfer requests from owners.

MONTHLY COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on the specifics of your policy and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age.

Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, our current rates are lower than those maximums. Therefore, we have the ability to raise these rates up to the guaranteed maximum at any time.

The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) '02 policies for insureds who are age 18 or above are based on the 1980 Commissioner's Standard Ordinary SB Smoker and NB Non-Smoker Mortality Tables. The guaranteed maximum cost of insurance rates for gender neutral Incentive Life(SM) '02 policies for insureds who are under age 18 are based on the 1980 Commissioner's Standard Ordinary Mortality Table B. For all other policies, for insureds who are age 18 or above, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables. For insureds who are under age 18, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

We offer lower rates for non-tobacco users only if they are at least age 18. You may ask us to review a younger insured person's tobacco habits beginning on the policy anniversary on which such person is age 18.

You may ask us to review the tobacco habits of an insured person of attained age 18 or over in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application, and may include criteria other than tobacco use status as well as a definition of tobacco use different from that applicable at the time this policy was issued.

The change to non-tobacco user rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.


Our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. Generally, the current (non-guaranteed) cost of insurance rates are lower for face amounts of $250,000 and higher, and further reduced for face amounts of



                               More information about certain policy charges  28

$2,000,000 and higher. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in the face amount may cause your cost of insurance rates to go up.

CHARGES FOR OTHER BENEFITS YOU CAN ADD BY RIDER. Each rider provides additional information about the charges associated with its purchase. We will furnish samples of available riders to you upon request. The maximum amount of any charge we make for a rider will be set forth in the rider or in the policy itself. The charge for each of the Disability deduction waiver, Disability premium waiver and Option to purchase additional insurance riders depends on the specifics of your policy, including the characteristics of the insured. The charge for the Children's term insurance rider does not vary depending upon the specifics of your policy.


DATE OF MONTHLY DEDUCTIONS. We make the regular monthly deductions as of the first day of each month of the policy.


29  More information about certain policy charges

11. More information about procedures that apply to your policy

--------------------------------------------------------------------------------

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.


DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:

o premium payments received after the policy's investment start date (discussed below)

o loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:

o withdrawals

o tax withholding elections

o face amount decreases that result from a withdrawal

o changes of allocation percentages for premium payments or monthly deductions

o surrenders

o changes of beneficiary

o transfers from a variable investment option to the guaranteed interest option

o changes in form of death benefit payment

o loans

o transfers among variable investment options

o assignments

o termination of paid up death benefit guarantee

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o changes in face amount

o election of paid up death benefit guarantee

o changes in death benefit option

o changes of insured person

o restoration of terminated policies

DOLLAR COST AVERAGING SERVICE. Transfers pursuant to our dollar cost averaging service (automatic transfer service) occur as of the first day of each policy month. If you request the dollar cost averaging service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE

REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.

o If you submit the full minimum initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for, then the register date will be the later of (a) the date you signed part I of the policy application or
  (b) the date a medical professional signed part II of the policy application.


                 More information about procedures that apply to your policy  30

o If we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different basis than you applied for, the register date will be the same as the date we actually issue the policy (the "issue date").

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you. Generally, this is the register date, or, if later, the date we receive your full minimum initial premium at our Administrative Office.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the full minimum initial premium to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and (2) the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.


WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than Equitable Life and endorsed over to Equitable Life only
(1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.


Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments. The regulations provide both new and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.



YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics and may result in a loss of the no-lapse guarantee. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance.


REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and


31 More information about procedures that apply to your policy the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.

Finally, in order for your surrender request to be complete, you must return your policy to us.


GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Incentive Life(SM) '02 in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for Incentive Life(SM) '02 policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific Incentive Life(SM) '02 policy.


FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.


                 More information about procedures that apply to your policy  32

12. More information about other matters

--------------------------------------------------------------------------------

ABOUT OUR GENERAL ACCOUNT

Our general account assets support all of our obligations, (including those under the Incentive Life(SM) '02 policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the dollar cost averaging service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate if either (2) or (3) occurs.


DISRUPTIVE TRANSFER ACTIVITY. Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. We currently use the procedures described below to discourage disruptive transfer activity in AXA Premier VIP Trust and EQ Advisors Trust. You should understand, however, that these procedures are subject to the following limitations: (1) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (2) the design of these procedures involves inherently subjective judgments, which we and AXA Premier VIP Trust and EQ Advisors Trust seek to make in a fair and reasonable manner consistent with interests of all policy and contract owners. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

If we determine that your transfer patterns are disruptive, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to reduce disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio. When a potentially disruptive transfer into or out of a portfolio occurs on a day when the portfolio's aggregate deposits or aggregate redemptions exceed our monitoring threshold, we may take the actions described above to restrict availability of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We also currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider potentially disruptive transfer activity and our monitoring procedures and thresholds, as well as change our procedures to restrict this activity.

Our ability to monitor potentially disruptive transfer activity is limited in certain circumstances. Group annuity contracts may be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. Also, underlying portfolios that are not in AXA Premier VIP Trust or EQ Advisors Trust may be available for investment through companies that may have policies and procedures regarding disruptive transfer activity that are different from ours. Please see the prospectuses for those underlying portfolios for more information.


TELEPHONE AND EQACCESS REQUESTS

If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."


Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from a touch-tone phone, if you are both the owner of the policy and the insured person, or through EQAccess if you are the individual owner:


33  More information about other matters

o changes of premium allocation percentages

o changes of address

o to request a policy loan (loan requests cannot be made through EQAccess by corporate policyholders)


For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Web site. For clients of AXA Advisors, please use AXAonline.com; all other clients may access EQAccess by visiting our other Website at http://www.equitable.com. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.


If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).


Any telephone, Internet or facsimile transaction request that is not completed by the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.


SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).

WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to Incentive Life(SM) '02 from one investment option and put them into another;

o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition


                                        More information about other matters  34
to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.

REPORTS WE WILL SEND YOU

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.


DISTRIBUTION OF THE POLICIES

The policies are distributed through AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors"). Both AXA Advisors and AXA Distributors serve as the principal underwriters of the policies. The offering of the policies is intended to be continuous.

AXA Advisors (the successor to EQ Financial Consultants, Inc.) is an affiliate of Equitable Life and is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Both AXA Advisors and Equitable Life are under the common control (or are subsidiaries) of AXA Financial, Inc. Their principal place of business is 1290 Avenue of the Americas, New York, NY 10104.

AXA Distributors is an indirect wholly owned subsidiary of Equitable Life, with its address at 1290 Avenue of the Americas, New York, NY 10104. AXA Distributors is a successor by merger to all of the functions, rights and obligations of Equitable Distributors, Inc. ("EDI"), including the role of principal underwriter of Separate Account FP. Like AXA Distributors, EDI was owned by Equitable Holdings, LLC. AXA Distributors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

We sell the policies through financial professionals who are licensed insurance agents and are also registered representatives of AXA Advisors. The financial professional who sells you this policy receives sales commissions from Equitable Life. We also sell these variable life products through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and are members of the NASD). Such agencies and their affiliated broker-dealers have entered into selling agreements with AXA Distributors. The licensed insurance agents who sell our policies are appointed as agents of Equitable Life and are registered representatives of the agencies' affiliated broker-dealer. Sales commissions will be paid by Equitable Life to the agency that sells you this policy.

We also sell the policies through financial professionals who are licensed independent insurance brokers and are also registered representatives either of AXA Advisors, AXA Distributors or of another SEC registered broker-dealer. The commissions for independent broker-dealers will be no more than those for agents. The commissions don't cost you anything above the charges and expenses discussed in this prospectus.

Broker-dealers or agencies, as applicable, receiving sales compensation will generally pay a portion of it to their financial professionals as commissions related to the sales of the policies. Generally, the financial professionals of AXA Advisors will receive maximum commissions of: 50% of premiums you pay up to one target premium in your policy's first two years; plus 4% of any additional premiums you pay before the 11th policy year; plus 3% of all other premiums you pay in policy years 11 and later.

For policies sold through AXA Distributors, the agencies will receive maximum commissions of: 50% of the amount of the premium you pay in your policy's first two years up to a certain amount, plus 3% of all other premiums you pay in your policy's first year, plus 3% of all premiums you pay in the second through tenth years.

We may substitute a form of asset-based compensation for premium-based compensation after the first policy year.

AXA Distributors may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with Equitable Life, as well as payments from portfolio advisors for sales meetings and/or seminar sponsorships.

Equitable and/or AXA Advisors and/or AXA Distributors may use their respective past profits or other resources to pay brokers and other financial intermediaries for certain expenses they incur in providing services intended to promote the sales of our products and/or shares in the underlying Trusts. These services may include sales personnel training, prospectus review, marketing and related services as well as support services that benefit policy owners.



35  More information about other matters

Similarly, in an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or more compensation for the sale of an Equitable variable product than it would for the sale of another product. Such practice is known as providing differential compensation. Other forms of compensation financial professionals may receive include, health and retirement benefits, credits towards stock options awards and rewards for sales incentive campaigns. In addition, managerial personnel may receive expense reimbursements, marketing allowances and so called "overrides." In part for tax reasons, AXA Advisors financial professionals and managerial personnel qualify for health and retirement benefits based on their sales of our variable products.

These payments and differential compensation (together, "payments") can vary in an amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the recipient to show preference in recommending the purchase or sale of our products. However, under applicable rules of the National Association of Securities Dealers, Inc., AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category. Although Equitable takes all of its costs into account in establishing the level of fees and expenses in our products, payments made will not result in any separate charge to you under your policy.



                                        More information about other matters  36

13. Financial statements of Separate Account FP and Equitable Life

--------------------------------------------------------------------------------


The financial statements of Separate Account FP as of December 31, 2003 and for each of the three years in the period ended December 31, 2003 and the financial statements of Equitable Life as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are in a Statement of Additional Information ("SAI") pertaining to the policies and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-888-855-5100 and requesting to speak with a customer service representative.



37  Financial statements of Separate Account FP and Equitable Life

14.  Personalized illustrations

--------------------------------------------------------------------------------

ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.


DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2003 (or expected to be incurred in 2004, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2003). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.


THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.


You can request an arithmetic illustration as well any of the other illustrations described above. Appendix II to the prospectus contains an arithmetic hypothetical illustration.



                                                  Personalized illustrations  38

Appendix I: An index of key words and phrases


--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.




                                                                           Page
   account value                                                             16
   Administrative office                                                     11
   age                                                                       31
   Allocation Date                                                            2
   alternative death benefit                                                 25
   amount at risk                                                            28
   anniversary                                                               30
   assign; assignment                                                        31
   automatic transfer service                                                17
   AXA Financial, Inc.                                                       11
   AXA Premier VIP Trust                                                  cover
   Barr Rosenberg Variable Insurance Trust                                cover
   basis                                                                     21
   beneficiary                                                               27
   business day                                                              30
   Cash Surrender Value                                                      19
   Code                                                                      21
   collateral                                                                19
   cost of insurance charge                                                  28
   cost of insurance rates                                                   28
   day                                                                       30
   default                                                                    1
   disruptive transfer activity                                              33
   dollar cost averaging service                                             17
   EQAccess                                                                  11
   EQ Advisors Trust                                                      cover
   Equitable Life                                                            11
   Equitable Access Account                                                  27
   extended no-lapse guarantee                                                2
   face amount                                                                3
   grace period                                                               1
   guaranteed interest option                                                 3
   guarantee premium                                                          2
   Guaranteed Interest Account                                               16
   Incentive Life(SM) '02                                                 cover
   insured person                                                            29
   investment funds                                                           3
   investment option                                                      cover
   issue date                                                                31
   lapse                                                                      1
   loan, loan interest                                                       19
   market timing                                                             33
   modified endowment contract                                               21
   month, year                                                               30
   monthly deduction                                                         29
   net cash surrender value                                                  20
   no-lapse guarantee                                                         2
   Option A, B                                                                3
   our                                                                        i
   owner                                                                      i
   paid up                                                                   21
   paid up death benefit guarantee                                            2
   partial withdrawal                                                        20
   payment option                                                            27
   PIMCO Advisors VIT                                                     cover
   planned periodic premium                                                   1
   policy                                                                 cover
   Portfolio                                                              cover

                                                                           Page
   premium payments                                                           1
   prospectus                                                             cover
   rebalancing                                                               17
   receive                                                                   30
   restore, restoration                                                       2
   riders                                                                     1
   SEC                                                                    cover
   Separate Account FP                                                       12
   state                                                                      i
   subaccount                                                                12
   surrender                                                                 20
   surrender charge                                                           6
   target premium                                                             8
   telephone transfers                                                       17
   The Universal Institutional Funds, Inc.                                cover
   transfers                                                                 17
   Trusts                                                                 cover
   units                                                                     16
   unit values                                                               16
   us                                                                         i
   variable investment option                                             cover
   we                                                                         i
   withdrawal                                                                19
   you, your                                                                  i


I-1  Appendix I: An index of key words and phrases

Appendix II: Hypothetical illustrations


--------------------------------------------------------------------------------

   ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                           AND ACCUMULATED PREMIUMS


The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A or death benefit option B. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a 35-year-old standard risk male non-tobacco user when the policy is issued. The amounts show are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (1.73)%, 4.17% and 10.07%. These net annual rates of return do not reflect the mortality and expense risk charge or other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.


Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by Equitable Life will apply in each year illustrated, including Equitable's currently planned reduction in the policy's mortality and expense risk charge after the 15th policy year. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no decreases in coverage are requested and (iv) no change in the death benefit option is requested.


With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.68%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 1.05%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.


The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations" earlier in this prospectus.


                                    Appendix II: Hypothetical illustrations II-1

INCENTIVE LIFE '02
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $4,120 *
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    4,326     $ 500,000     $ 500,000    $   500,000
     2      $    8,868     $ 500,000     $ 500,000    $   500,000
     3      $   13,638     $ 500,000     $ 500,000    $   500,000
     4      $   18,646     $ 500,000     $ 500,000    $   500,000
     5      $   23,904     $ 500,000     $ 500,000    $   500,000
     6      $   29,425     $ 500,000     $ 500,000    $   500,000
     7      $   35,222     $ 500,000     $ 500,000    $   500,000
     8      $   41,309     $ 500,000     $ 500,000    $   500,000
     9      $   47,701     $ 500,000     $ 500,000    $   500,000
    10      $   54,412     $ 500,000     $ 500,000    $   500,000
    15      $   93,349     $ 500,000     $ 500,000    $   500,000
    20      $  143,043     $ 500,000     $ 500,000    $   500,000
    25      $  206,467     $ 500,000     $ 500,000    $   500,000
    30      $  287,414     $ 500,000     $ 500,000    $   589,640
    35      $  390,726     $ 500,000     $ 500,000    $   914,759
    40      $  522,580     $       0     $ 500,000    $ 1,361,293
    45      $  690,863            **     $ 500,000    $ 2,145,295
    50      $  905,639            **     $ 500,000    $ 3,414,021
    55      $1,179,755            **     $ 500,000    $ 5,387,444
    60      $1,529,603            **            **    $ 8,447,802
    65      $1,976,108            **            **    $12,792,118



                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  2,856     $   3,053    $     3,250    $      0     $       0    $         0
     2     $  5,756     $   6,328    $     6,924    $      0     $       0    $        19
     3     $  8,538     $   9,666    $    10,887    $  1,633     $   2,761    $     3,982
     4     $ 11,204     $  13,068    $    15,168    $  4,299     $   6,163    $     8,263
     5     $ 13,753     $  16,534    $    19,790    $  6,848     $   9,629    $    12,885
     6     $ 16,193     $  20,070    $    24,793    $  9,288     $  13,165    $    17,888
     7     $ 18,541     $  23,694    $    30,227    $ 13,363     $  18,516    $    25,049
     8     $ 20,791     $  27,401    $    36,125    $ 17,339     $  23,949    $    32,672
     9     $ 22,940     $  31,190    $    42,525    $ 21,214     $  29,463    $    40,798
    10     $ 24,981     $  35,051    $    49,464    $ 24,981     $  35,051    $    49,464
    15     $ 35,680     $  57,998    $    97,123    $ 35,680     $  57,998    $    97,123
    20     $ 43,002     $  83,902    $   172,670    $ 43,002     $  83,902    $   172,670
    25     $ 45,175     $ 111,103    $   291,374    $ 45,175     $ 111,103    $   291,374
    30     $ 40,861     $ 138,896    $   483,311    $ 40,861     $ 138,896    $   483,311
    35     $ 26,751     $ 165,365    $   788,585    $ 26,751     $ 165,365    $   788,585
    40     $      0     $ 186,191    $ 1,272,236    $      0     $ 186,191    $ 1,272,236
    45           **     $ 193,239    $ 2,043,138          **     $ 193,239    $ 2,043,138
    50           **     $ 169,066    $ 3,251,449          **     $ 169,066    $ 3,251,449
    55           **     $  79,581    $ 5,130,899          **     $  79,581    $ 5,130,899
    60           **            **    $ 8,045,526          **            **    $ 8,045,526
    65           **            **    $12,665,463          **            **    $12,665,463



----------
 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


II-2 Appendix II: Hypothetical illustrations

INCENTIVE LIFE '02
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $4,120 *
USING GUARANTEED CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    4,326     $ 500,000     $ 500,000    $  500,000
     2      $    8,868     $ 500,000     $ 500,000    $  500,000
     3      $   13,638     $ 500,000     $ 500,000    $  500,000
     4      $   18,646     $ 500,000     $ 500,000    $  500,000
     5      $   23,904     $ 500,000     $ 500,000    $  500,000
     6      $   29,425     $ 500,000     $ 500,000    $  500,000
     7      $   35,222     $ 500,000     $ 500,000    $  500,000
     8      $   41,309     $ 500,000     $ 500,000    $  500,000
     9      $   47,701     $ 500,000     $ 500,000    $  500,000
    10      $   54,412     $ 500,000     $ 500,000    $  500,000
    15      $   93,349     $ 500,000     $ 500,000    $  500,000
    20      $  143,043     $ 500,000     $ 500,000    $  500,000
    25      $  206,467     $ 500,000     $ 500,000    $  500,000
    30      $  287,414     $       0     $ 500,000    $  500,000
    35      $  390,726            **     $ 500,000    $  617,590
    40      $  522,580            **            **    $  903,131
    45      $  690,863            **            **    $1,396,473
    50      $  905,639            **            **    $2,160,798
    55      $1,179,755            **            **    $3,269,157
    60      $1,529,603            **            **    $4,813,568
    65      $1,976,108            **            **    $6,705,634



                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  2,356     $  2,537    $    2,719     $      0     $      0    $        0
     2     $  4,735     $  5,245    $    5,777     $      0     $      0    $        0
     3     $  7,006     $  7,993    $    9,065     $    101     $  1,088    $    2,160
     4     $  9,166     $ 10,779    $   12,601     $  2,261     $  3,874    $    5,696
     5     $ 11,208     $ 13,594    $   16,399     $  4,303     $  6,689    $    9,494
     6     $ 13,132     $ 16,436    $   20,479     $  6,227     $  9,531    $   13,574
     7     $ 14,926     $ 19,291    $   24,855     $  9,747     $ 14,112    $   19,676
     8     $ 16,593     $ 22,161    $   29,555     $ 13,140     $ 18,709    $   26,102
     9     $ 18,123     $ 25,034    $   34,598     $ 16,397     $ 23,308    $   32,872
    10     $ 19,520     $ 27,910    $   40,019     $ 19,520     $ 27,910    $   40,019
    15     $ 25,856     $ 43,876    $   76,052     $ 25,856     $ 43,876    $   76,052
    20     $ 27,395     $ 58,993    $  129,979     $ 27,395     $ 58,993    $  129,979
    25     $ 20,456     $ 68,848    $  209,815     $ 20,456     $ 68,848    $  209,815
    30     $      0     $ 66,572    $  332,726     $      0     $ 66,572    $  332,726
    35           **     $ 36,887    $  532,405           **     $ 36,887    $  532,405
    40           **           **    $  844,047           **           **    $  844,047
    45           **           **    $1,329,975           **           **    $1,329,975
    50           **           **    $2,057,903           **           **    $2,057,903
    55           **           **    $3,113,483           **           **    $3,113,483
    60           **           **    $4,584,350           **           **    $4,584,350
    65           **           **    $6,639,241           **           **    $6,639,241



----------
 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                    Appendix II: Hypothetical illustrations II-3

INCENTIVE LIFE '02
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $4,120 *
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1      $    4,326     $ 502,853     $ 503,050    $  503,248
     2      $    8,868     $ 505,750     $ 506,321    $  506,916
     3      $   13,638     $ 508,524     $ 509,650    $  510,869
     4      $   18,646     $ 511,179     $ 513,039    $  515,132
     5      $   23,904     $ 513,714     $ 516,485    $  519,730
     6      $   29,425     $ 516,135     $ 519,996    $  524,698
     7      $   35,222     $ 518,462     $ 523,588    $  530,086
     8      $   41,309     $ 520,685     $ 527,254    $  535,922
     9      $   47,701     $ 522,804     $ 530,993    $  542,242
    10      $   54,412     $ 524,808     $ 534,792    $  549,078
    15      $   93,349     $ 535,210     $ 557,157    $  595,600
    20      $  143,043     $ 541,876     $ 581,483    $  667,316
    25      $  206,467     $ 542,915     $ 605,126    $  774,824
    30      $  287,414     $ 536,982     $ 625,763    $  937,368
    35      $  390,726     $ 521,003     $ 638,537    $1,183,399
    40      $  522,580            **     $ 633,933    $1,553,898
    45      $  690,863            **     $ 596,141    $2,109,446
    50      $  905,639            **     $ 500,229    $2,940,146
    55      $1,179,755            **            **    $4,196,302
    60      $1,529,603            **            **    $6,146,690
    65      $1,976,108            **            **    $9,162,687



                      Account Value                       Net Cash Surrender Value
         ---------------------------------------- ----------------------------------------
               Assuming Hypothetical Gross              Assuming Hypothetical Gross
               Annual Investment Return of:             Annual Investment Return of:
 End of  ---------------------------------------- ----------------------------------------
 Policy
  Year     0% Gross      6% Gross     12% Gross     0% Gross      6% Gross     12% Gross
-------- ------------ ------------- ------------- ------------ ------------- -------------
     1     $  2,853     $   3,050    $    3,248     $      0     $       0    $        0
     2     $  5,750     $   6,321    $    6,916     $      0     $       0    $       11
     3     $  8,524     $   9,650    $   10,869     $  1,619     $   2,745    $    3,964
     4     $ 11,179     $  13,039    $   15,132     $  4,274     $   6,134    $    8,227
     5     $ 13,714     $  16,485    $   19,730     $  6,809     $   9,580    $   12,825
     6     $ 16,135     $  19,996    $   24,698     $  9,230     $  13,091    $   17,793
     7     $ 18,462     $  23,588    $   30,086     $ 13,283     $  18,409    $   24,907
     8     $ 20,685     $  27,254    $   35,922     $ 17,233     $  23,802    $   32,469
     9     $ 22,804     $  30,993    $   42,242     $ 21,078     $  29,266    $   40,516
    10     $ 24,808     $  34,792    $   49,078     $ 24,808     $  34,792    $   49,078
    15     $ 35,210     $  57,157    $   95,600     $ 35,210     $  57,157    $   95,600
    20     $ 41,876     $  81,483    $  167,316     $ 41,876     $  81,483    $  167,316
    25     $ 42,915     $ 105,126    $  274,824     $ 42,915     $ 105,126    $  274,824
    30     $ 36,982     $ 125,763    $  437,368     $ 36,982     $ 125,763    $  437,368
    35     $ 21,003     $ 138,537    $  683,399     $ 21,003     $ 138,537    $  683,399
    40           **     $ 133,933    $1,053,898           **     $ 133,933    $1,053,898
    45           **     $  96,141    $1,609,446           **     $  96,141    $1,609,446
    50           **     $     229    $2,440,146           **     $     229    $2,440,146
    55           **            **    $3,696,302           **            **    $3,696,302
    60           **            **    $5,646,690           **            **    $5,646,690
    65           **            **    $8,662,687           **            **    $8,662,687



----------
 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


II-4 Appendix II: Hypothetical illustrations

INCENTIVE LIFE '02
$500,000 FACE AMOUNT


MALE, ISSUE AGE 35, STANDARD NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $4,120 *
USING GUARANTEED CHARGES





                                        Death Benefit
                         -------------------------------------------
             Premiums            Assuming Hypothetical Gross
 End of    Accumulated          Annual Investment Return of:
 Policy   At 5% Interest -------------------------------------------
  Year       Per Year       0% Gross      6% Gross      12% Gross
-------- --------------- ------------- ------------- ---------------
     1     $     4,326     $ 502,350     $ 502,531     $   502,713
     2     $     8,868     $ 504,721     $ 505,228     $   505,759
     3     $    13,638     $ 506,977     $ 507,960     $   509,027
     4     $    18,646     $ 509,118     $ 510,721     $   512,533
     5     $    23,904     $ 511,136     $ 513,504     $   516,288
     6     $    29,425     $ 513,030     $ 516,303     $   520,309
     7     $    35,222     $ 514,787     $ 519,104     $   524,605
     8     $    41,309     $ 516,411     $ 521,907     $   529,202
     9     $    47,701     $ 517,891     $ 524,697     $   534,111
    10     $    54,412     $ 519,230     $ 527,473     $   539,361
    15     $    93,349     $ 525,136     $ 542,553     $   573,609
    20     $   143,043     $ 525,926     $ 555,664     $   622,308
    25     $   206,467     $ 517,931     $ 561,370     $   687,609
    30     $   287,414     $       0     $ 551,523     $   771,424
    35     $   390,726            **     $ 510,773     $   870,275
    40     $   522,580            **            **     $   970,601
    45     $   690,863            **            **     $ 1,033,931
    50     $   905,639            **            **     $   990,946
    55     $ 1,179,755            **            **     $   693,374
    60              **            **            **              **
    65              **            **            **              **



                      Account Value                     Net Cash Surrender Value
         --------------------------------------- ---------------------------------------
               Assuming Hypothetical Gross             Assuming Hypothetical Gross
              Annual Investment Return of:            Annual Investment Return of:
 End of  --------------------------------------- ---------------------------------------
 Policy
  Year     0% Gross     6% Gross     12% Gross     0% Gross     6% Gross     12% Gross
-------- ------------ ------------ ------------- ------------ ------------ -------------
     1     $  2,350     $  2,531     $   2,713     $      0     $      0     $       0
     2     $  4,721     $  5,228     $   5,759     $      0     $      0     $       0
     3     $  6,977     $  7,960     $   9,027     $     72     $  1,055     $   2,122
     4     $  9,118     $ 10,721     $  12,533     $  2,213     $  3,816     $   5,628
     5     $ 11,136     $ 13,504     $  16,288     $  4,231     $  6,599     $   9,383
     6     $ 13,030     $ 16,303     $  20,309     $  6,125     $  9,398     $  13,404
     7     $ 14,787     $ 19,104     $  24,605     $  9,608     $ 13,925     $  19,426
     8     $ 16,411     $ 21,907     $  29,202     $ 12,959     $ 18,455     $  25,749
     9     $ 17,891     $ 24,697     $  34,111     $ 16,165     $ 22,971     $  32,384
    10     $ 19,230     $ 27,473     $  39,361     $ 19,230     $ 27,473     $  39,361
    15     $ 25,136     $ 42,553     $  73,609     $ 25,136     $ 42,553     $  73,609
    20     $ 25,926     $ 55,664     $ 122,308     $ 25,926     $ 55,664     $ 122,308
    25     $ 17,931     $ 61,370     $ 187,609     $ 17,931     $ 61,370     $ 187,609
    30     $      0     $ 51,523     $ 271,424     $      0     $ 51,523     $ 271,424
    35           **     $ 10,773     $ 370,275           **     $ 10,773     $ 370,275
    40           **           **     $ 470,601           **           **     $ 470,601
    45           **           **     $ 533,931           **           **     $ 533,931
    50           **           **     $ 490,946           **           **     $ 490,946
    55           **           **     $ 193,374           **           **     $ 193,374
    60           **           **            **           **           **            **
    65           **           **            **           **           **            **



----------
 * The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



                                    Appendix II: Hypothetical illustrations II-5

Requesting more information

--------------------------------------------------------------------------------


The Statement of Additional Information ("SAI"), dated May 1, 2004, is incorporated into this Prospectus by reference and is available upon request free of charge by calling our toll free number at 888-855-5100 and requesting to speak with a Customer Service Representative. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.


You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reading Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 450 5th Street, N.W., Washington, D.C. 20549-0102. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-942-8090.


STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS



                                                                           Page
Ways we pay policy proceeds ................................................  2
How we market the policies .................................................  2
Legal proceedings ..........................................................  2

Insurance regulation that applies to Equitable Life ........................  2
Equitable Life's pending name change .......................................  2
Custodian and independent auditors .........................................  2
Financial statements .......................................................  2































                                                                       811-04335

Incentive Life(SM) '02
Incentive Life(SM)

Flexible premium variable life insurance policies issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.


STATEMENT OF ADDITIONAL INFORMATION DATED
MAY 1, 2004


--------------------------------------------------------------------------------


This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related Incentive Life(SM) '02 and Incentive LifeSM prospectuses, dated May 1, 2004. Those prospectuses provide detailed information concerning the policies and the variable investment options, as well as the guaranteed interest option, that fund the policies. Each variable investment option is a subaccount of Equitable Life's Separate Account FP. Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor. The guaranteed interest option is part of Equitable Life's general account. Definitions of special terms used in the SAI are found in the prospectuses.


A copy of each prospectus is available free of charge by writing the Administrative office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling toll free, 1-888-855-5100, or by contacting your financial professional.

TABLE OF CONTENTS
Ways we pay policy proceeds.................................................2

Distribution of the policies................................................2

Legal proceedings...........................................................2

Insurance regulation that applies to Equitable Life.........................2
Equitable Life's pending name change........................................2
Custodian and independent auditors..........................................2
Financial statements........................................................2

Copyright 2004 The Equitable Life Assurance Society of the United States, New
                             York, New York 10104.
All rights reserved. Incentive Life(SM) '02 and Incentive Life(SM) are service marks of The Equitable Life Assurance Society of the United
                                    States.



                                                                          x00711

WAYS WE PAY POLICY PROCEEDS

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.



DISTRIBUTION OF THE POLICIES

AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and Equitable Life. For each of the years 2003, 2002 and 2001, AXA Advisors was paid an administrative services fee of $325,380. Equitable Life paid AXA Advisors as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Equitable Life separate accounts, including Separate Account FP, $562,696,578 in 2003, $536,113,253 in 2002 and $543,488,990 in
2001. Of these, AXA Advisors retained $287,344,634, $283,213,274 and
$277,057,837 respectively.

Under a distribution agreement between AXA Distributors, LLC and Equitable Life and certain of Equitable Life's separate accounts, including Separate Account FP, Equitable Life paid AXA Distributors (or EDI, as applicable) as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Equitable Life separate accounts, including Separate Account FP, $429,871,011 in 2003, $228,077,343 in 2002 and
$219,355,297 in 2001. Of these, AXA Distributors (or EDI, as applicable) retained $84,547,116, $59,543,803 and $91,443,554, respectively.

The offering of the policies is intended to be continuous.

Sales commissions will be paid by Equitable Life to either the financial professional or the agency that sells you this policy. For Incentive Life(SM) '02, please refer to your prospectus for commission information. For Incentive Life(SM), commission information is provided below.

The financial professionals or the agencies, as applicable, will receive maximum commissions of: 50% of the amount of the premiums you pay in your policy's first year up to a certain amount; plus 4% of all other premiums you pay in your policy's first year; plus 4% of the amount of the premiums you pay in the second through tenth years; plus 3% of all other premiums you pay in subsequent years. We may substitute a form of asset based compensation for premium based compensation after the first policy year.



LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policyowner's interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the policies, or the distribution of the policies.


INSURANCE REGULATION THAT APPLIES TO EQUITABLE LIFE

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.



EQUITABLE LIFE'S PENDING NAME CHANGE

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."


CUSTODIAN AND INDEPENDENT AUDITORS


Equitable Life is the custodian for shares of the Trusts owned by Separate Account FP.


The financial statements of Separate Account FP as of December 31, 2003 and for the periods ended December 31, 2003 and 2002, and the consolidated financial statements of Equitable Life as of December 31, 2003 and 2002, and for each of the three years ended December 31, 2003 incorporated in this SAI have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.



FINANCIAL STATEMENTS

The consolidated financial statements of Equitable Life included herein should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the policies.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP
INDEX TO FINANCIAL STATEMENTS


Report of Independent Auditors............................................A-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 2003................A-3
   Statements of Operations for the Years Ended December 31, 2003, 2002
    and 2001..............................................................A-19
   Statements of Changes in Net Assets for the Years Ended December 31,
    2003, 2002 and 2001...................................................A-41
   Notes to Financial Statements..........................................A-64


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Auditors............................................F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2003 and 2002................F-2
   Consolidated Statements of Earnings, Years Ended December 31, 2003,
    2002 and 2001.........................................................F-3
   Consolidated Statements of Shareholder's Equity and Comprehensive
    Income, Years Ended December 31, 2003, 2002 and 2001..................F-4
   Consolidated Statements of Cash Flows, Years Ended December 31,
    2003, 2002 and 2001...................................................F-5
   Notes to Consolidated Financial Statements.............................F-7

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and Contractowners of Separate Account FP of The Equitable Life Assurance Society of the United States



In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the separate Variable Investment Options, as listed in Note 1 to such financial statements, of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP at December 31, 2003, the results of each their operations and the changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments in The Trusts at December 31, 2003 by correspondence with the transfer agent of The Trusts, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2004

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2003


                                                          AXA Aggressive  AXA Conservative   AXA Conservative-
                                                            Allocation       Allocation       Plus Allocation
                                                         --------------- ------------------ -------------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 568,111         $ 39,702           $ 175,940
Receivable for The Trusts shares sold ..................           --               --                  --
Receivable for policy-related transactions .............        9,902               11               3,932
                                                            ---------         --------           ---------
  Total assets .........................................    $ 578,013         $ 39,713           $ 179,872
                                                            ---------         --------           ---------
Liabilities:
Payable for The Trusts shares purchased ................        9,902               11               3,932
Payable for policy-related transactions ................           --               --                  --
                                                            ---------         --------           ---------
  Total liabilities ....................................        9,902               11               3,932
                                                            ---------         --------           ---------
Net Assets .............................................    $ 568,111         $ 39,702           $ 175,940
                                                            =========         ========           =========
Net Assets:
Accumulation Units .....................................    $ 567,941         $ 39,679           $ 175,825
Accumulation nonunitized ...............................           --               --                  --
Retained by Equitable Life in Separate Account FP ......          170               23                 115
                                                            ---------         --------           ---------
Total net assets .......................................    $ 568,111         $ 39,702           $ 175,940
                                                            =========         ========           =========
Investments in shares of The Trusts, at cost ...........    $ 558,329         $ 39,686           $ 173,888
The Trusts shares held
 Class A ...............................................       44,246            3,791              16,023
 Class B ...............................................        6,192                7                 485


                                                            AXA Moderate      AXA Moderate-     AXA Premier VIP
                                                             Allocation      Plus Allocation   Aggressive Equity
                                                         ------------------ ----------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 1,435,621,422      $ 1,283,899       $ 515,545,942
Receivable for The Trusts shares sold ..................          375,351               --               5,369
Receivable for policy-related transactions .............               --           20,343                  --
                                                          ---------------      -----------       -------------
  Total assets .........................................  $ 1,435,996,773      $ 1,304,242       $ 515,551,311
                                                          ---------------      -----------       -------------
Liabilities:
Payable for The Trusts shares purchased ................               --           20,343                  --
Payable for policy-related transactions ................        1,358,899               --             215,667
                                                          ---------------      -----------       -------------
  Total liabilities ....................................        1,358,899           20,343             215,667
                                                          ---------------      -----------       -------------
Net Assets .............................................  $ 1,434,637,874      $ 1,283,899       $ 515,335,644
                                                          ===============      ===========       =============
Net Assets:
Accumulation Units .....................................  $ 1,430,408,936      $ 1,283,264       $ 514,265,055
Accumulation nonunitized ...............................        3,181,373               --             881,720
Retained by Equitable Life in Separate Account FP ......        1,047,565              635             188,869
                                                          ---------------      -----------       -------------
Total net assets .......................................  $ 1,434,637,874      $ 1,283,899       $ 515,335,644
                                                          ===============      ===========       =============
Investments in shares of The Trusts, at cost ...........  $ 1,328,564,983      $ 1,249,889       $ 564,246,440
The Trusts shares held
 Class A ...............................................       93,659,376          100,465          22,396,890
 Class B ...............................................        4,484,782           14,439             575,853


                                                          AXA Premier VIP
                                                             Core Bond
                                                         -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 40,830,095
Receivable for The Trusts shares sold ..................              --
Receivable for policy-related transactions .............         120,659
                                                            ------------
  Total assets .........................................    $ 40,950,754
                                                            ------------
Liabilities:
Payable for The Trusts shares purchased ................         133,647
Payable for policy-related transactions ................              --
                                                            ------------
  Total liabilities ....................................         133,647
                                                            ------------
Net Assets .............................................    $ 40,817,107
                                                            ============
Net Assets:
Accumulation Units .....................................    $ 40,753,292
Accumulation nonunitized ...............................              --
Retained by Equitable Life in Separate Account FP ......          63,815
                                                            ------------
Total net assets .......................................    $ 40,817,107
                                                            ============
Investments in shares of The Trusts, at cost ...........    $ 40,913,469
The Trusts shares held
 Class A ...............................................         293,381
 Class B ...............................................       3,629,687

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                                                             AXA Premier VIP
                                                          AXA Premier VIP     AXA Premier     International
                                                            Health Care       High Yield         Equity
                                                         ----------------- ---------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 11,327,167    $ 204,663,798      $ 5,054,743
Receivable for The Trusts shares sold ..................              --               --               --
Receivable for policy-related transactions .............         209,891               --           15,363
                                                            ------------    -------------      -----------
  Total assets .........................................    $ 11,537,058    $ 204,663,798      $ 5,070,106
                                                            ------------    -------------      -----------
Liabilities:
Payable for The Trusts shares purchased ................         209,891           61,987           18,421
Payable for policy-related transactions ................              --            5,625               --
                                                            ------------    -------------      -----------
  Total liabilities ....................................         209,891           67,612           18,421
                                                            ------------    -------------      -----------
Net Assets .............................................    $ 11,327,167    $ 204,596,186      $ 5,051,685
                                                            ============    =============      ===========
Net Assets:
Accumulation Units .....................................    $ 11,290,362    $ 203,335,438      $ 5,047,067
Accumulation nonunitized ...............................              --          960,192               --
Retained by Equitable Life in Separate Account FP ......          36,805          300,557            4,618
                                                            ------------    -------------      -----------
Total net assets .......................................    $ 11,327,167    $ 204,596,186      $ 5,051,685
                                                            ============    =============      ===========
Investments in shares of The Trusts, at cost ...........    $ 10,185,737    $ 215,397,109      $ 4,601,597
The Trusts shares held
 Class A ...............................................          85,833       33,428,411          101,212
 Class B ...............................................       1,028,024        2,940,777          376,410


                                                          AXA Premier VIP                                        AXA Premier VIP
                                                             Large Cap       AXA Premier VIP   AXA Premier VIP    Small/Mid Cap
                                                            Core Equity     Large Cap Growth   Large Cap Value        Growth
                                                         ----------------- ------------------ ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 2,128,432        $ 6,551,707       $ 3,331,094       $ 8,228,639
Receivable for The Trusts shares sold ..................             --              8,407                --                --
Receivable for policy-related transactions .............         29,417                 --            17,992            71,901
                                                            -----------        -----------       -----------       -----------
  Total assets .........................................    $ 2,157,849        $ 6,560,114       $ 3,349,086       $ 8,300,540
                                                            -----------        -----------       -----------       -----------
Liabilities:
Payable for The Trusts shares purchased ................         29,417                 --            20,606            71,901
Payable for policy-related transactions ................             --              8,407                --                --
                                                            -----------        -----------       -----------       -----------
  Total liabilities ....................................         29,417              8,407            20,606            71,901
                                                            -----------        -----------       -----------       -----------
Net Assets .............................................    $ 2,128,432        $ 6,551,707       $ 3,328,480       $ 8,228,639
                                                            ===========        ===========       ===========       ===========
Net Assets:
Accumulation Units .....................................    $ 2,126,037        $ 6,541,237       $ 3,322,118       $ 8,217,520
Accumulation nonunitized ...............................             --                 --                --                --
Retained by Equitable Life in Separate Account FP ......          2,395             10,470             6,362            11,119
                                                            -----------        -----------       -----------       -----------
Total net assets .......................................    $ 2,128,432        $ 6,551,707       $ 3,328,480       $ 8,228,639
                                                            ===========        ===========       ===========       ===========
Investments in shares of The Trusts, at cost ...........    $ 1,978,543        $ 6,161,234       $ 3,012,832       $ 7,772,398
The Trusts shares held
 Class A ...............................................         85,936            132,950            69,612           211,030
 Class B ...............................................        129,229            595,517           254,488           733,208

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003

                                                                                                    AXA Rosenberg
                                                            AXA Premier VIP     AXA Premier VIP       VIT Value
                                                          Small/Mid Cap Value      Technology     Long/Short Equity
                                                         --------------------- ----------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value .....      $ 25,135,502        $ 8,225,069        $ 8,087,542
Receivable for The Trusts shares sold ..................                --                 --                 --
Receivable for policy-related transactions .............            19,560             42,578              3,972
                                                              ------------        -----------        -----------
  Total assets .........................................      $ 25,155,062        $ 8,267,647        $ 8,091,514
                                                              ------------        -----------        -----------
Liabilities:
Payable for The Trusts shares purchased ................            19,560             44,657              3,972
Payable for policy-related transactions ................                --                 --                 --
                                                              ------------        -----------        -----------
  Total liabilities ....................................            19,560             44,657              3,972
                                                              ------------        -----------        -----------
Net Assets .............................................      $ 25,135,502        $ 8,222,990        $ 8,087,542
                                                              ============        ===========        ===========
Net Assets:
Accumulation Units .....................................      $ 25,064,045        $ 8,212,267        $ 1,333,890
Accumulation nonunitized ...............................                --                 --                 --
Retained by Equitable Life in Separate Account FP ......            71,457             10,723          6,753,652
                                                              ------------        -----------        -----------
Total net assets .......................................      $ 25,135,502        $ 8,222,990        $ 8,087,542
                                                              ============        ===========        ===========
Investments in shares of The Trusts, at cost ...........      $ 21,238,146        $ 7,836,313        $ 8,354,651
The Trusts shares held
 Class A ...............................................           132,127            109,012                 --
 Class B ...............................................         2,273,392            822,649            838,957
                                                                                                                 EQ/Alliance
                                                                                                                Intermediate
                                                                           EQ/Alliance        EQ/Alliance        Government
                                                          Davis Value     Common Stock     Growth and Income     Securities
                                                         ------------- ------------------ ------------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....   $ 256,485    $ 2,269,562,563      $ 430,750,342     $ 192,999,750
Receivable for The Trusts shares sold ..................          --            408,355            349,110           286,132
Receivable for policy-related transactions .............          --                 --                 --                --
                                                           ---------    ---------------      -------------     -------------
  Total assets .........................................   $ 256,485    $ 2,269,970,918      $ 431,099,452     $ 193,285,882
                                                           ---------    ---------------      -------------     -------------
Liabilities:
Payable for The Trusts shares purchased ................          --                 --                 --                --
Payable for policy-related transactions ................          --          1,489,372            387,942           843,869
                                                           ---------    ---------------      -------------     -------------
  Total liabilities ....................................          --          1,489,372            387,942           843,869
                                                           ---------    ---------------      -------------     -------------
Net Assets .............................................   $ 256,485    $ 2,268,481,546      $ 430,711,510     $ 192,442,013
                                                           =========    ===============      =============     =============
Net Assets:
Accumulation Units .....................................   $ 253,944    $ 2,261,912,932      $ 430,080,180     $ 191,739,784
Accumulation nonunitized ...............................          --          5,961,381            246,768           314,450
Retained by Equitable Life in Separate Account FP ......       2,541            607,233            384,562           387,779
                                                           ---------    ---------------      -------------     -------------
Total net assets .......................................   $ 256,485    $ 2,268,481,546      $ 430,711,510     $ 192,442,013
                                                           =========    ===============      =============     =============
Investments in shares of The Trusts, at cost ...........   $ 217,445    $ 2,910,994,969      $ 427,210,775     $ 193,815,629
The Trusts shares held
 Class A ...............................................      24,107        136,046,993         20,350,709        16,023,111
 Class B ...............................................          --         10,749,288          5,597,962         3,076,357

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                           EQ/Alliance      EQ/Alliance      EQ/Alliance
                                                          International   Premier Growth    Quality Bond
                                                         --------------- ---------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 502,424,080   $  95,733,188    $ 161,942,065
Receivable for The Trusts shares sold ..................             --         189,658           76,842
Receivable for policy-related transactions .............             --              --               --
                                                          -------------   -------------    -------------
  Total assets .........................................  $ 502,424,080   $  95,922,846    $ 162,018,907
                                                          -------------   -------------    -------------
Liabilities:
Payable for The Trusts shares purchased ................         23,297              --               --
Payable for policy-related transactions ................        203,090         190,244           80,286
                                                          -------------   -------------    -------------
  Total liabilities ....................................        226,387         190,244           80,286
                                                          -------------   -------------    -------------
Net Assets .............................................  $ 502,197,693   $  95,732,602    $ 161,938,621
                                                          =============   =============    =============
Net Assets:
Accumulation Units .....................................  $ 500,906,965   $  95,609,539    $ 161,657,154
Accumulation nonunitized ...............................        534,889              --          166,155
Retained by Equitable Life in Separate Account FP ......        755,839         123,063          115,312
                                                          -------------   -------------    -------------
Total net assets .......................................  $ 502,197,693   $  95,732,602    $ 161,938,621
                                                          =============   =============    =============
Investments in shares of The Trusts, at cost ...........  $ 395,038,560   $ 106,777,772    $ 159,068,165
The Trusts shares held
 Class A ...............................................     47,640,152         152,067       12,994,422
 Class B ...............................................      4,626,507      15,283,840        2,873,415


                                                            EQ/Alliance     EQ/Bernstein     EQ/Calvert    EQ/Capital
                                                             Small Cap       Diversified      Socially      Guardian
                                                              Growth            Value       Responsible   International
                                                         ---------------- ---------------- ------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 178,681,423    $ 163,442,719      $ 67,070    $ 2,672,085
Receivable for The Trusts shares sold ..................        245,862                             --             --
Receivable for policy-related transactions .............             --          122,990            --            240
                                                          -------------    -------------      --------    -----------
  Total assets .........................................  $ 178,927,285    $ 163,565,709      $ 67,070    $ 2,672,325
                                                          -------------    -------------      --------    -----------
Liabilities:
Payable for The Trusts shares purchased ................             --          135,228            --            240
Payable for policy-related transactions ................        264,058                             --             --
                                                          -------------    -------------      --------    -----------
  Total liabilities ....................................        264,058          135,228            --            240
                                                          -------------    -------------      --------    -----------
Net Assets .............................................  $ 178,663,227    $ 163,430,481      $ 67,070    $ 2,672,085
                                                          =============    =============      ========    ===========
Net Assets:
Accumulation Units .....................................  $ 178,555,104    $ 163,251,212      $  1,852    $ 2,538,417
Accumulation nonunitized ...............................             --                             --             --
Retained by Equitable Life in Separate Account FP ......        108,123          179,269        65,218        133,668
                                                          -------------    -------------      --------    -----------
Total net assets .......................................  $ 178,663,227    $ 163,430,481      $ 67,070    $ 2,672,085
                                                          =============    =============      ========    ===========
Investments in shares of The Trusts, at cost ...........  $ 162,694,389    $ 146,788,816      $ 51,713    $ 2,332,831
The Trusts shares held
 Class A ...............................................     10,676,826          307,250         8,642         33,195
 Class B ...............................................      3,397,047       12,503,186           246        243,922

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                            EQ/Capital      EQ/Capital     EQ/Emerging
                                                             Guardian        Guardian        Markets
                                                             Research      U.S. Equity        Equity
                                                         --------------- --------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 76,056,728    $ 49,708,851    $ 71,257,511
Receivable for The Trusts shares sold ..................            --              --              --
Receivable for policy-related transactions .............        32,257          69,296          97,831
                                                          ------------    ------------    ------------
  Total assets .........................................  $ 76,088,985    $ 49,778,147    $ 71,355,342
                                                          ------------    ------------    ------------
Liabilities:
Payable for The Trusts shares purchased ................        34,394          69,305         102,831
Payable for policy-related transactions ................            --              --              --
                                                          ------------    ------------    ------------
  Total liabilities ....................................        34,394          69,305         102,831
                                                          ------------    ------------    ------------
Net Assets .............................................  $ 76,054,591    $ 49,708,842    $ 71,252,511
                                                          ============    ============    ============
Net Assets:
Accumulation Units .....................................  $ 75,768,965    $ 49,451,919    $ 71,067,747
Accumulation nonunitized ...............................            --              --              --
Retained by Equitable Life in Separate Account FP ......       285,626         256,923         184,764
                                                          ------------    ------------    ------------
Total net assets .......................................  $ 76,054,591    $ 49,708,842    $ 71,252,511
                                                          ============    ============    ============
Investments in shares of The Trusts, at cost ...........  $ 62,733,427    $ 40,835,393    $ 54,558,792
The Trusts shares held
 Class A ...............................................        19,479         128,527         121,386
 Class B ...............................................     7,047,601       4,573,527       8,582,169


                                                                                                               EQ/FI
                                                             EQ/Equity     EQ/Evergreen       EQ/FI          Small/Mid
                                                             500 Index         Omega         Mid Cap         Cap Value
                                                         ---------------- -------------- --------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 671,150,406    $ 7,206,587    $ 69,805,413    $ 175,197,036
Receivable for The Trusts shares sold ..................             --             --              --               --
Receivable for policy-related transactions .............        427,796          1,966         205,785           92,262
                                                          -------------    -----------    ------------    -------------
  Total assets .........................................  $ 671,578,202    $ 7,208,553    $ 70,011,198    $ 175,289,298
                                                          -------------    -----------    ------------    -------------
Liabilities:
Payable for The Trusts shares purchased ................        526,215          1,966         205,816           97,562
Payable for policy-related transactions ................             --             --              --               --
                                                          -------------    -----------    ------------    -------------
  Total liabilities ....................................        526,215          1,966         205,816           97,562
                                                          -------------    -----------    ------------    -------------
Net Assets .............................................  $ 671,051,987    $ 7,206,587    $ 69,805,382    $ 175,191,736
                                                          =============    ===========    ============    =============
Net Assets:
Accumulation Units .....................................  $ 670,449,026    $ 7,103,582    $ 69,492,089    $ 175,046,797
Accumulation nonunitized ...............................        438,019             --              --               --
Retained by Equitable Life in Separate Account FP ......        164,942        103,005         313,293          144,939
                                                          -------------    -----------    ------------    -------------
Total net assets .......................................  $ 671,051,987    $ 7,206,587    $ 69,805,382    $ 175,191,736
                                                          =============    ===========    ============    =============
Investments in shares of The Trusts, at cost ...........  $ 681,760,037    $ 6,411,424    $ 56,066,974    $ 151,197,202
The Trusts shares held
 Class A ...............................................     27,124,782          8,863         278,106          240,709
 Class B ...............................................      4,287,948        850,283       6,599,448       13,156,816

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                                              EQ/Janus       EQ/Lazard
                                                          EQ/J.P. Morgan     Large Cap       Small Cap
                                                             Core Bond         Growth          Value
                                                         ---------------- --------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .....   $ 12,496,019    $ 21,830,990    $ 4,751,897
Receivable for The Trusts shares sold ..................             --              --             --
Receivable for policy-related transactions .............         42,415          77,771          6,996
                                                           ------------    ------------    -----------
  Total assets .........................................   $ 12,538,434    $ 21,908,761    $ 4,758,893
                                                           ------------    ------------    -----------
Liabilities:
Payable for The Trusts shares purchased ................         50,087          83,369          6,996
Payable for policy-related transactions ................             --              --             --
                                                           ------------    ------------    -----------
  Total liabilities ....................................         50,087          83,369          6,996
                                                           ------------    ------------    -----------
Net Assets .............................................   $ 12,488,347    $ 21,825,392    $ 4,751,897
                                                           ============    ============    ===========
Net Assets:
Accumulation Units .....................................   $ 12,337,992    $ 21,593,270    $ 4,644,650
Accumulation nonunitized ...............................             --              --             --
Retained by Equitable Life in Separate Account FP ......        150,355         232,122        107,247
                                                           ------------    ------------    -----------
Total net assets .......................................   $ 12,488,347    $ 21,825,392    $ 4,751,897
                                                           ============    ============    ===========
Investments in shares of The Trusts, at cost ...........   $ 12,443,733    $ 20,632,538    $ 3,938,201
The Trusts shares held
 Class A ...............................................        189,803          26,628        107,449
 Class B ...............................................        927,762       3,810,178        249,915


                                                                            EQ/Mercury       EQ/Mercury        EQ/MFS
                                                            EQ/Marsico      Basic Value    International   Emerging Growth
                                                              Focus           Equity           Value          Companies
                                                         --------------- ---------------- --------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 69,247,090    $ 162,970,529    $ 85,713,560    $ 166,169,604
Receivable for The Trusts shares sold ..................            --               --              --           19,693
Receivable for policy-related transactions .............       137,340          162,734          12,710               --
                                                          ------------    -------------    ------------    -------------
  Total assets .........................................  $ 69,384,430    $ 163,133,263    $ 85,726,270    $ 166,189,297
                                                          ------------    -------------    ------------    -------------
Liabilities:
Payable for The Trusts shares purchased ................       137,340          166,200          16,414               --
Payable for policy-related transactions ................            --               --              --           26,530
                                                          ------------    -------------    ------------    -------------
  Total liabilities ....................................       137,340          166,200          16,414           26,530
                                                          ------------    -------------    ------------    -------------
Net Assets .............................................  $ 69,247,090    $ 162,967,063    $ 85,709,856    $ 166,162,767
                                                          ============    =============    ============    =============
Net Assets:
Accumulation Units .....................................  $ 69,111,177    $ 162,768,024    $ 85,470,646    $ 166,012,215
Accumulation nonunitized ...............................            --               --              --               --
Retained by Equitable Life in Separate Account FP ......       135,913          199,039         239,210          150,552
                                                          ------------    -------------    ------------    -------------
Total net assets .......................................  $ 69,247,090    $ 162,967,063    $ 85,709,856    $ 166,162,767
                                                          ============    =============    ============    =============
Investments in shares of The Trusts, at cost ...........  $ 58,228,146    $ 144,422,145    $ 77,300,375    $ 203,261,332
The Trusts shares held
 Class A ...............................................       272,395          149,318         199,084           66,522
 Class B ...............................................     4,972,653       10,909,392       7,690,490       14,212,215

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                                                                EQ/Putnam
                                                               EQ/MFS                           Growth &
                                                          Investors Trust   EQ/Money Market   Income Value
                                                         ----------------- ----------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 10,476,994     $ 388,438,033    $ 33,352,549
Receivable for The Trusts shares sold ..................          22,284                --          54,410
Receivable for policy-related transactions .............              --           819,683              --
                                                            ------------     -------------    ------------
  Total assets .........................................    $ 10,499,278     $ 389,257,716    $ 33,406,959
                                                            ------------     -------------    ------------
Liabilities:
Payable for The Trusts shares purchased ................              --         1,231,891              --
Payable for policy-related transactions ................          22,284                --          56,341
                                                            ------------     -------------    ------------
  Total liabilities ....................................          22,284         1,231,891          56,341
                                                            ------------     -------------    ------------
Net Assets .............................................    $ 10,476,994     $ 388,025,825    $ 33,350,618
                                                            ============     =============    ============
Net Assets:
Accumulation Units .....................................    $ 10,256,820     $ 386,301,280    $ 33,096,586
Accumulation nonunitized ...............................              --         1,570,339              --
Retained by Equitable Life in Separate Account FP ......         220,174           154,206         254,032
                                                            ------------     -------------    ------------
Total net assets .......................................    $ 10,476,994     $ 388,025,825    $ 33,350,618
                                                            ============     =============    ============
Investments in shares of The Trusts, at cost ...........    $  9,758,641     $ 391,057,380    $ 32,238,652
The Trusts shares held
 Class A ...............................................          11,455        29,071,250           9,615
 Class B ...............................................       1,214,177         8,444,242       2,953,308


                                                                            EQ/Small
                                                            EQ/Putnam       Company                      Fidelity VIP Asset
                                                             Voyager         Index       EQ/Technology    Manager: Growth
                                                         -------------- --------------- --------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 2,024,277    $ 10,738,321    $ 52,059,939       $ 1,163,373
Receivable for The Trusts shares sold ..................           --              --              --               --
Receivable for policy-related transactions .............           --          30,712           7,545              650
                                                          -----------    ------------    ------------       -----------
  Total assets .........................................  $ 2,024,277    $ 10,769,033    $ 52,067,484       $1,164,023
                                                          -----------    ------------    ------------       -----------
Liabilities:
Payable for The Trusts shares purchased ................           --          30,712           7,980              650
Payable for policy-related transactions ................           --              --              --               --
                                                          -----------    ------------    ------------       -----------
  Total liabilities ....................................           --          30,712           7,980              650
                                                          -----------    ------------    ------------       -----------
Net Assets .............................................  $ 2,024,277    $ 10,738,321    $ 52,059,504       $ 1,163,373
                                                          ===========    ============    ============       ===========
Net Assets:
Accumulation Units .....................................  $ 1,939,513    $ 10,604,330    $ 51,865,505       $ 1,163,373
Accumulation nonunitized ...............................           --              --              --               --
Retained by Equitable Life in Separate Account FP ......       84,764         133,991         193,999                (0)
                                                          -----------    ------------    ------------       -----------
Total net assets .......................................  $ 2,024,277    $ 10,738,321    $ 52,059,504       $ 1,163,373
                                                          ===========    ============    ============       ============
Investments in shares of The Trusts, at cost ...........  $ 2,043,470    $  7,077,600    $ 49,932,643       $ 1,061,074
The Trusts shares held
 Class A ...............................................        9,887         712,902           7,387               --
 Class B ...............................................      160,728         313,116      12,139,989           95,437

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                            Fidelity VIP      Fidelity VIP      Fidelity VIP
                                                             Contrafund      Equity-Income    Growth & Income
                                                         ----------------- ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 2,905,646       $ 2,549,969       $ 1,688,806
Receivable for The Trusts shares sold ..................            535                --                --
Receivable for policy-related transactions .............            --                899               199
                                                            -----------       -----------       -----------
  Total assets .........................................     $2,906,181        $2,550,868        $1,689,005
                                                            -----------       -----------       -----------
Liabilities:
Payable for The Trusts shares purchased ................            --                899               199
Payable for policy-related transactions ................            535                --                --
                                                            -----------       -----------       -----------
  Total liabilities ....................................            535               899               199
                                                            -----------       -----------       -----------
Net Assets .............................................    $ 2,905,646       $ 2,549,969       $ 1,688,806
                                                            ===========       ===========       ===========
Net Assets:
Accumulation Units .....................................    $ 2,905,646       $ 2,549,969       $ 1,688,806
Accumulation nonunitized ...............................            --                --                --
Retained by Equitable Life in Separate Account FP ......             (0)               (0)               (0)
                                                            -------------     -------------     -------------
Total net assets .......................................    $ 2,905,646       $ 2,549,969       $ 1,688,806
                                                            ============      ============      ============
Investments in shares of The Trusts, at cost ...........    $ 2,590,276       $ 2,238,453       $ 1,556,362
The Trusts shares held
 Class A ...............................................            --                --                --
 Class B ...............................................        126,718           111,061           129,015



                                                            Fidelity VIP         Fidelity VIP         Fidelity VIP
                                                            High Income     Investment Grade Bond       Mid Cap
                                                         ----------------- ----------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 2,470,061          $ 3,680,589          $ 1,692,615
Receivable for The Trusts shares sold ..................             --              171,976                   --
Receivable for policy-related transactions .............          5,953                   --                 4,873
                                                            -----------          -----------          -----------
  Total assets .........................................    $ 2,476,014          $ 3,852,565          $ 1,697,488
                                                            -----------          -----------          -----------
Liabilities:
Payable for The Trusts shares purchased ................          5,953                   --                4,873
Payable for policy-related transactions ................             --               171,976                  --
                                                            -----------          -----------          -----------
  Total liabilities ....................................          5,953              171,976                4,873
                                                            -----------          -----------          -----------
Net Assets .............................................    $ 2,470,061          $ 3,680,589          $ 1,692,615
                                                            ===========          ===========          ===========
Net Assets:
Accumulation Units .....................................    $ 2,470,061          $ 3,680,589          $ 1,692,615
Accumulation nonunitized ...............................             --                   --                   --
Retained by Equitable Life in Separate Account FP ......             (0)                  (0)                  (0)
                                                            -----------          -----------         ------------
Total net assets .......................................    $ 2,470,061          $ 3,680,589          $ 1,692,615
                                                            ===========          ===========          ===========
Investments in shares of The Trusts, at cost ...........    $ 2,536,134          $ 3,599,123          $ 1,525,783
The Trusts shares held
 Class A ...............................................             --                   --                   --
 Class B ...............................................        359,543              272,636               70,614


                                                          Fidelity VIP
                                                              Value
                                                         --------------
Assets:
Investments in shares of The Trusts, at fair value .....   $ 857,588
Receivable for The Trusts shares sold ..................          --
Receivable for policy-related transactions .............       1,894
                                                           ----------
  Total assets .........................................   $ 859,482
                                                           ----------
Liabilities:
Payable for The Trusts shares purchased ................       1,894
Payable for policy-related transactions ................          --
                                                           ----------
  Total liabilities ....................................       1,894
                                                           ----------
Net Assets .............................................   $ 857,588
                                                           ==========
Net Assets:
Accumulation Units .....................................   $ 857,588
Accumulation nonunitized ...............................         --
Retained by Equitable Life in Separate Account FP ......          (0)
                                                           -----------
Total net assets .......................................   $ 857,588
                                                           ==========
Investments in shares of The Trusts, at cost ...........   $ 805,355
The Trusts shares held
 Class A ...............................................         --
 Class B ...............................................      79,406

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                            Fidelity VIP       MFS Mid
                                                          Value Strategies   Cap Growth   PEA Renaissance
                                                         ------------------ ------------ -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 2,548,771      $ 120,434      $ 11,060,581
Receivable for The Trusts shares sold ..................            --              --                --
Receivable for policy-related transactions .............          4,278             --           132,847
                                                            -----------      ---------      ------------
  Total assets .........................................    $ 2,553,049      $ 120,434      $ 11,193,428
                                                            -----------      ---------      ------------
Liabilities:
Payable for The Trusts shares purchased ................          4,278             --            44,695
Payable for policy-related transactions ................             --             --                --
                                                            -----------      ---------      ------------
  Total liabilities ....................................          4,278             --            44,695
                                                            -----------      ---------      ------------
Net Assets .............................................    $ 2,548,771      $ 120,434      $ 11,148,733
                                                            ===========      =========      ============
Net Assets:
Accumulation Units .....................................    $ 2,548,771      $ 120,050      $ 11,140,859
Accumulation nonunitized ...............................            --              --                --
Retained by Equitable Life in Separate Account FP ......             (0)           384             7,874
                                                            -----------      ---------      ------------
Total net assets .......................................    $ 2,548,771      $ 120,434      $ 11,148,733
                                                            ===========      =========      ============
Investments in shares of The Trusts, at cost ...........    $ 2,441,225      $ 104,639      $  9,523,201
The Trusts shares held
 Class A ...............................................             --         19,488           810,299
 Class B ...............................................        204,721             --                --


                                                                                                  Vanguard VIF
                                                          PIMCO Total Return   U.S. Real Estate   Equity Index
                                                         -------------------- ------------------ --------------
Assets:
Investments in shares of The Trusts, at fair value .....       $ 163,693         $ 12,754,007       $ 932,054
Receivable for The Trusts shares sold ..................              --                   --              --
Receivable for policy-related transactions .............              --               38,285              --
                                                               ---------         ------------       ---------
  Total assets .........................................       $ 163,693         $ 12,792,292       $ 932,054
                                                               ---------         ------------       ---------
Liabilities:
Payable for The Trusts shares purchased ................              --               38,285              --
Payable for policy-related transactions ................             210                   --              --
                                                               ---------         ------------       ---------
  Total liabilities ....................................             210               38,285              --
                                                               ---------         ------------       ---------
Net Assets .............................................       $ 163,483         $ 12,754,007       $ 932,054
                                                               =========         ============       =========
Net Assets:
Accumulation Units .....................................       $ 161,265         $ 12,747,407       $ 929,196
Accumulation nonunitized ...............................              --                   --              --
Retained by Equitable Life in Separate Account FP ......           2,218                6,600           2,858
                                                               ---------         ------------       ---------
Total net assets .......................................       $ 163,483         $ 12,754,007       $ 932,054
                                                               =========         ============       =========
Investments in shares of The Trusts, at cost ...........       $ 162,229         $ 11,035,973       $ 824,062
The Trusts shares held
 Class A ...............................................          15,648              818,614          35,079
 Class B ...............................................              --                   --              --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                Contract charges     Unit Fair Value     Units Outstanding (000's)
                                               ------------------   -----------------   --------------------------
AXA Aggressive Allocation ..................     Class A 0.00%          $ 109.58                       1
AXA Aggressive Allocation ..................     Class A 0.60%          $ 109.42                       4
AXA Aggressive Allocation ..................     Class A 0.80%          $ 109.36                      --
AXA Aggressive Allocation ..................     Class A 0.90%          $ 109.34                      --
AXA Aggressive Allocation ..................     Class B 0.60%          $ 109.35                       1
AXA Aggressive Allocation ..................     Class B 0.90%          $ 109.27                      --
AXA Conservative Allocation ................     Class A 0.00%          $ 102.56                      --
AXA Conservative Allocation ................     Class A 0.60%          $ 102.41                      --
AXA Conservative Allocation ................     Class A 0.80%          $ 102.36                      --
AXA Conservative Allocation ................     Class A 0.90%          $ 102.33                      --
AXA Conservative Allocation ................     Class B 0.60%          $ 102.34                      --
AXA Conservative Allocation ................     Class B 0.90%          $ 102.27                      --
AXA Conservative-Plus Allocation ...........     Class A 0.00%          $ 104.56                      --
AXA Conservative-Plus Allocation ...........     Class A 0.60%          $ 104.40                       2
AXA Conservative-Plus Allocation ...........     Class A 0.80%          $ 104.35                      --
AXA Conservative-Plus Allocation ...........     Class A 0.90%          $ 104.32                      --
AXA Conservative-Plus Allocation ...........     Class B 0.60%          $ 104.34                      --
AXA Conservative-Plus Allocation ...........     Class B 0.90%          $ 104.26                      --
AXA Moderate Allocation ....................     Class A 0.00%          $ 217.54                     409
AXA Moderate Allocation ....................     Class A 0.60%          $ 503.84                   2,331
AXA Moderate Allocation ....................     Class A 0.80%          $ 166.32                      23
AXA Moderate Allocation ....................     Class A 0.90%          $ 212.66                     460
AXA Moderate Allocation ....................     Class B 0.60%          $ 108.53                     600
AXA Moderate Allocation ....................     Class B 0.90%          $ 116.91                      --
AXA Moderate-Plus Allocation ...............     Class A 0.00%          $ 108.39                       1
AXA Moderate-Plus Allocation ...............     Class A 0.60%          $ 108.23                       9
AXA Moderate-Plus Allocation ...............     Class A 0.80%          $ 108.17                      --
AXA Moderate-Plus Allocation ...............     Class A 0.90%          $ 108.14                      --
AXA Moderate-Plus Allocation ...............     Class B 0.60%          $ 108.16                       1
AXA Moderate-Plus Allocation ...............     Class B 0.90%          $ 108.08                      --
AXA Premier VIP Aggressive Equity ..........     Class A 0.00%          $ 137.53                     322
AXA Premier VIP Aggressive Equity ..........     Class A 0.60%          $ 568.35                     757
AXA Premier VIP Aggressive Equity ..........     Class A 0.80%          $  84.96                      32
AXA Premier VIP Aggressive Equity ..........     Class A 0.90%          $ 153.75                     157
AXA Premier VIP Aggressive Equity ..........     Class B 0.00%          $ 137.53                      --
AXA Premier VIP Aggressive Equity ..........     Class B 0.60%          $  69.81                     180
AXA Premier VIP Aggressive Equity ..........     Class B 0.90%          $  68.67                      --
AXA Premier VIP Core Bond ..................     Class A 0.00%          $ 106.78                      29
AXA Premier VIP Core Bond ..................     Class A 0.60%          $ 111.27                      --
AXA Premier VIP Core Bond ..................     Class B 0.00%          $ 112.23                      58
AXA Premier VIP Core Bond ..................     Class B 0.60%          $ 110.88                     261
AXA Premier VIP Core Bond ..................     Class B 0.80%          $ 110.44                       1
AXA Premier VIP Core Bond ..................     Class B 0.90%          $ 110.22                      19
AXA Premier VIP Health Care ................     Class A 0.00%          $ 129.56                       6
AXA Premier VIP Health Care ................     Class A 0.60%          $ 102.07                       1
AXA Premier VIP Health Care ................     Class B 0.00%          $ 102.58                      25
AXA Premier VIP Health Care ................     Class B 0.60%          $ 101.35                      70
AXA Premier VIP Health Care ................     Class B 0.80%          $ 100.95                      --
AXA Premier VIP Health Care ................     Class B 0.90%          $ 100.74                       7

   The accompanying notes are an integral part of these financial statements.
                                      A-12

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                   Contract charges     Unit Fair Value     Units Outstanding (000's)
                                                  ------------------   -----------------   --------------------------
AXA Premier VIP High Yield ....................     Class A 0.00%          $ 176.48                    191
AXA Premier VIP High Yield ....................     Class A 0.60%          $ 318.31                    443
AXA Premier VIP High Yield ....................     Class A 0.80%          $ 128.91                      7
AXA Premier VIP High Yield ....................     Class A 0.90%          $ 194.09                     59
AXA Premier VIP High Yield ....................     Class B 0.00%          $ 176.48                     --
AXA Premier VIP High Yield ....................     Class B 0.60%          $  91.32                    167
AXA Premier VIP High Yield ....................     Class B 0.90%          $  89.83                     --
AXA Premier VIP International Equity ..........     Class A 0.00%          $ 143.85                      8
AXA Premier VIP International Equity ..........     Class A 0.60%          $ 107.30                     --
AXA Premier VIP International Equity ..........     Class B 0.00%          $ 137.77                     --
AXA Premier VIP International Equity ..........     Class B 0.60%          $ 105.03                     33
AXA Premier VIP International Equity ..........     Class B 0.80%          $ 137.02                     --
AXA Premier VIP International Equity ..........     Class B 0.90%          $ 104.39                      4
AXA Premier VIP Large Cap Core Equity .........     Class A 0.00%          $ 135.81                      6
AXA Premier VIP Large Cap Core Equity .........     Class A 0.60%          $  99.25                     --
AXA Premier VIP Large Cap Core Equity .........     Class B 0.00%          $ 123.43                     --
AXA Premier VIP Large Cap Core Equity .........     Class B 0.60%          $  98.07                     11
AXA Premier VIP Large Cap Core Equity .........     Class B 0.80%          $ 122.76                     --
AXA Premier VIP Large Cap Core Equity .........     Class B 0.90%          $  97.48                      1
AXA Premier VIP Large Cap Growth ..............     Class A 0.00%          $ 134.89                      9
AXA Premier VIP Large Cap Growth ..............     Class A 0.60%          $  94.07                      1
AXA Premier VIP Large Cap Growth ..............     Class B 0.00%          $ 122.51                     --
AXA Premier VIP Large Cap Growth ..............     Class B 0.60%          $  88.78                     51
AXA Premier VIP Large Cap Growth ..............     Class B 0.80%          $ 121.84                     --
AXA Premier VIP Large Cap Growth ..............     Class B 0.90%          $  88.25                      9
AXA Premier VIP Large Cap Value ...............     Class A 0.00%          $ 138.26                      5
AXA Premier VIP Large Cap Value ...............     Class A 0.60%          $ 103.50                     --
AXA Premier VIP Large Cap Value ...............     Class B 0.00%          $ 127.60                     --
AXA Premier VIP Large Cap Value ...............     Class B 0.60%          $ 103.82                     25
AXA Premier VIP Large Cap Value ...............     Class B 0.80%          $ 126.90                     --
AXA Premier VIP Large Cap Value ...............     Class B 0.90%          $ 103.20                     --
AXA Premier VIP Small/Mid Cap Growth ..........     Class A 0.00%          $ 151.50                     12
AXA Premier VIP Small/Mid Cap Growth ..........     Class A 0.60%          $  91.50                     --
AXA Premier VIP Small/Mid Cap Growth ..........     Class B 0.00%          $ 136.50                      3
AXA Premier VIP Small/Mid Cap Growth ..........     Class B 0.60%          $  87.07                     65
AXA Premier VIP Small/Mid Cap Growth ..........     Class B 0.80%          $ 135.75                     --
AXA Premier VIP Small/Mid Cap Growth ..........     Class B 0.90%          $  86.54                      4
AXA Premier VIP Small/Mid Cap Value ...........     Class A 0.00%          $ 157.16                      8
AXA Premier VIP Small/Mid Cap Value ...........     Class A 0.60%          $ 103.10                      1
AXA Premier VIP Small/Mid Cap Value ...........     Class B 0.00%          $ 105.03                     27
AXA Premier VIP Small/Mid Cap Value ...........     Class B 0.60%          $ 103.78                    186
AXA Premier VIP Small/Mid Cap Value ...........     Class B 0.80%          $ 103.36                     --
AXA Premier VIP Small/Mid Cap Value ...........     Class B 0.90%          $ 103.15                     15
AXA Premier VIP Technology ....................     Class A 0.00%          $ 177.01                      6
AXA Premier VIP Technology ....................     Class A 0.60%          $  97.82                     --
AXA Premier VIP Technology ....................     Class B 0.00%          $ 146.81                      3
AXA Premier VIP Technology ....................     Class B 0.60%          $  89.41                     72
AXA Premier VIP Technology ....................     Class B 0.80%          $ 146.00                     --
AXA Premier VIP Technology ....................     Class B 0.90%          $  88.87                      5

   The accompanying notes are an integral part of these financial statements.
                                      A-13

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                            Contract charges     Unit Fair Value     Units Outstanding (000's)
                                                           ------------------   -----------------   --------------------------
AXA Rosenberg VIT Value Long/Short Equity ..............     Class B 0.00%          $  96.40                       2
AXA Rosenberg VIT Value Long/Short Equity ..............     Class B 0.60%          $  96.00                      11
AXA Rosenberg VIT Value Long/Short Equity ..............     Class B 0.80%          $  95.87                      --
AXA Rosenberg VIT Value Long/Short Equity ..............     Class B 0.90%          $  95.80                       1
Davis Value ............................................     Class A 0.60%          $ 114.61                       2
EQ/Alliance Common Stock ...............................     Class A 0.00%          $ 266.82                     664
EQ/Alliance Common Stock ...............................     Class A 0.60%          $ 728.09                   2,441
EQ/Alliance Common Stock ...............................     Class A 0.80%          $ 179.11                      71
EQ/Alliance Common Stock ...............................     Class A 0.90%          $ 308.18                     422
EQ/Alliance Common Stock ...............................     Class B 0.60%          $  99.63                   1,658
EQ/Alliance Common Stock ...............................     Class B 0.90%          $  98.01                      --
EQ/Alliance Growth and Income ..........................     Class A 0.00%          $ 301.40                     198
EQ/Alliance Growth and Income ..........................     Class A 0.60%          $ 280.34                     865
EQ/Alliance Growth and Income ..........................     Class A 0.80%          $ 220.57                      15
EQ/Alliance Growth and Income ..........................     Class A 0.90%          $ 271.78                     119
EQ/Alliance Growth and Income ..........................     Class B 0.60%          $ 114.06                     805
EQ/Alliance Growth and Income ..........................     Class B 0.90%          $ 129.60                      --
EQ/Alliance Intermediate Government Securities .........     Class A 0.00%          $ 179.15                     309
EQ/Alliance Intermediate Government Securities .........     Class A 0.60%          $ 207.66                     458
EQ/Alliance Intermediate Government Securities .........     Class A 0.80%          $ 150.49                       4
EQ/Alliance Intermediate Government Securities .........     Class A 0.90%          $ 172.44                      66
EQ/Alliance Intermediate Government Securities .........     Class B 0.60%          $ 127.61                     230
EQ/Alliance Intermediate Government Securities .........     Class B 0.90%          $ 128.60                      --
EQ/Alliance International ..............................     Class A 0.00%          $ 130.75                     358
EQ/Alliance International ..............................     Class A 0.60%          $ 124.04                   3,046
EQ/Alliance International ..............................     Class A 0.80%          $ 103.27                      18
EQ/Alliance International ..............................     Class A 0.90%          $ 120.80                     256
EQ/Alliance International ..............................     Class B 0.60%          $  93.97                     464
EQ/Alliance International ..............................     Class B 0.90%          $  90.72                      --
EQ/Alliance Premier Growth .............................     Class A 0.00%          $ 123.92                       8
EQ/Alliance Premier Growth .............................     Class A 0.60%          $  89.23                      --
EQ/Alliance Premier Growth .............................     Class B 0.00%          $  62.92                     118
EQ/Alliance Premier Growth .............................     Class B 0.60%          $  61.21                   1,356
EQ/Alliance Premier Growth .............................     Class B 0.80%          $  60.65                       9
EQ/Alliance Premier Growth .............................     Class B 0.90%          $  60.37                      61
EQ/Alliance Quality Bond ...............................     Class A 0.00%          $ 194.07                     229
EQ/Alliance Quality Bond ...............................     Class A 0.60%          $ 172.12                     468
EQ/Alliance Quality Bond ...............................     Class A 0.80%          $ 160.34                       3
EQ/Alliance Quality Bond ...............................     Class A 0.90%          $ 166.87                      43
EQ/Alliance Quality Bond ...............................     Class B 0.60%          $ 129.57                     222
EQ/Alliance Quality Bond ...............................     Class B 0.90%          $ 129.67                      --
EQ/Alliance Small Cap Growth ...........................     Class A 0.00%          $ 151.93                     188
EQ/Alliance Small Cap Growth ...........................     Class A 0.60%          $ 145.95                     663
EQ/Alliance Small Cap Growth ...........................     Class A 0.80%          $ 144.00                       7
EQ/Alliance Small Cap Growth ...........................     Class A 0.90%          $ 143.04                      70
EQ/Alliance Small Cap Growth ...........................     Class B 0.00%          $ 114.01                      --
EQ/Alliance Small Cap Growth ...........................     Class B 0.60%          $ 110.33                     384
EQ/Alliance Small Cap Growth ...........................     Class B 0.90%          $ 108.53                      --
EQ/Bernstein Diversified Value .........................     Class A 0.00%          $ 142.16                      25

   The accompanying notes are an integral part of these financial statements.
                                      A-14

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                               Contract charges     Unit Fair Value     Units Outstanding (000's)
                                              ------------------   -----------------   --------------------------
EQ/Bernstein Diversified Value ............     Class A 0.60%          $ 106.11                       3
EQ/Bernstein Diversified Value ............     Class B 0.00%          $ 108.34                     256
EQ/Bernstein Diversified Value ............     Class B 0.60%          $ 104.97                      13
EQ/Bernstein Diversified Value ............     Class B 0.60%          $ 122.23                     968
EQ/Bernstein Diversified Value ............     Class B 0.80%          $ 104.61                       6
EQ/Bernstein Diversified Value ............     Class B 0.90%          $ 120.24                      94
EQ/Calvert Socially Responsible ...........     Class A 0.00%          $ 131.93                       2
EQ/Calvert Socially Responsible ...........     Class B 0.60%          $  82.09                      --
EQ/Calvert Socially Responsible ...........     Class B 0.90%          $  81.01                      --
EQ/Capital Guardian International .........     Class A 0.00%          $ 141.97                      --
EQ/Capital Guardian International .........     Class A 0.60%          $ 110.29                       1
EQ/Capital Guardian International .........     Class B 0.60%          $  91.17                      26
EQ/Capital Guardian International .........     Class B 0.90%          $  89.98                      --
EQ/Capital Guardian Research ..............     Class A 0.00%          $ 143.32                       1
EQ/Capital Guardian Research ..............     Class A 0.60%          $  97.73                      --
EQ/Capital Guardian Research ..............     Class B 0.00%          $ 111.06                     127
EQ/Capital Guardian Research ..............     Class B 0.60%          $ 108.19                     526
EQ/Capital Guardian Research ..............     Class B 0.80%          $ 107.25                       5
EQ/Capital Guardian Research ..............     Class B 0.90%          $ 106.79                      38
EQ/Capital Guardian U.S. Equity ...........     Class A 0.00%          $ 152.80                       7
EQ/Capital Guardian U.S. Equity ...........     Class A 0.60%          $ 103.19                       2
EQ/Capital Guardian U.S. Equity ...........     Class B 0.00%          $ 109.44                      56
EQ/Capital Guardian U.S. Equity ...........     Class B 0.60%          $ 106.62                     367
EQ/Capital Guardian U.S. Equity ...........     Class B 0.80%          $ 105.70                       1
EQ/Capital Guardian U.S. Equity ...........     Class B 0.90%          $ 105.23                      27
EQ/Emerging Markets Equity ................     Class A 0.00%          $ 174.14                       5
EQ/Emerging Markets Equity ................     Class B 0.00%          $  95.11                     126
EQ/Emerging Markets Equity ................     Class B 0.60%          $ 124.11                      18
EQ/Emerging Markets Equity ................     Class B 0.60%          $  91.54                     572
EQ/Emerging Markets Equity ................     Class B 0.80%          $  90.37                       3
EQ/Emerging Markets Equity ................     Class B 0.90%          $  89.79                      37
EQ/Equity 500 Index .......................     Class A 0.00%          $ 271.10                     520
EQ/Equity 500 Index .......................     Class A 0.60%          $ 258.20                   1,482
EQ/Equity 500 Index .......................     Class A 0.80%          $ 178.30                      20
EQ/Equity 500 Index .......................     Class A 0.90%          $ 250.64                     218
EQ/Equity 500 Index .......................     Class B 0.60%          $  84.13                   1,053
EQ/Equity 500 Index .......................     Class B 0.90%          $  95.23                      --
EQ/Evergreen Omega ........................     Class A 0.00%          $ 141.17                      --
EQ/Evergreen Omega ........................     Class B 0.00%          $  82.41                      20
EQ/Evergreen Omega ........................     Class B 0.60%          $  77.80                      65
EQ/Evergreen Omega ........................     Class B 0.80%          $  79.58                      --
EQ/Evergreen Omega ........................     Class B 0.90%          $  79.24                       5
EQ/FI Mid Cap .............................     Class A 0.00%          $ 156.23                      17
EQ/FI Mid Cap .............................     Class A 0.60%          $ 115.85                       1
EQ/FI Mid Cap .............................     Class B 0.00%          $ 101.82                      92
EQ/FI Mid Cap .............................     Class B 0.60%          $  99.80                     551
EQ/FI Mid Cap .............................     Class B 0.80%          $  99.13                       2
EQ/FI Mid Cap .............................     Class B 0.90%          $  98.80                      22

   The accompanying notes are an integral part of these financial statements.
                                      A-15

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                              Contract charges     Unit Fair Value     Units Outstanding (000's)
                                             ------------------   -----------------   --------------------------
EQ/FI Small/Mid Cap Value ................     Class A 0.00%          $ 143.12                      19
EQ/FI Small/Mid Cap Value ................     Class A 0.60%          $ 107.10                       4
EQ/FI Small/Mid Cap Value ................     Class B 0.00%          $ 135.65                     162
EQ/FI Small/Mid Cap Value ................     Class B 0.60%          $ 126.58                      49
EQ/FI Small/Mid Cap Value ................     Class B 0.60%          $ 130.31                   1,018
EQ/FI Small/Mid Cap Value ................     Class B 0.80%          $ 128.57                       6
EQ/FI Small/Mid Cap Value ................     Class B 0.90%          $ 127.71                      81
EQ/J.P. Morgan Core Bond .................     Class A 0.00%          $ 105.93                      19
EQ/J.P. Morgan Core Bond .................     Class A 0.60%          $ 112.19                      --
EQ/J.P. Morgan Core Bond .................     Class B 0.60%          $ 133.66                      28
EQ/J.P. Morgan Core Bond .................     Class B 0.60%          $ 135.98                      48
EQ/J.P. Morgan Core Bond .................     Class B 0.90%          $ 133.77                      --
EQ/Janus Large Cap Growth ................     Class A 0.00%          $ 131.17                      --
EQ/Janus Large Cap Growth ................     Class A 0.60%          $  89.45                      --
EQ/Janus Large Cap Growth ................     Class B 0.00%          $  56.97                      59
EQ/Janus Large Cap Growth ................     Class B 0.60%          $  55.84                     309
EQ/Janus Large Cap Growth ................     Class B 0.80%          $  55.47                       1
EQ/Janus Large Cap Growth ................     Class B 0.90%          $  55.28                      14
EQ/Lazard Small Cap Value ................     Class A 0.00%          $ 150.91                       9
EQ/Lazard Small Cap Value ................     Class A 0.60%          $ 150.69                      --
EQ/Lazard Small Cap Value ................     Class B 0.00%          $ 162.76                      --
EQ/Lazard Small Cap Value ................     Class B 0.60%          $ 153.36                       6
EQ/Lazard Small Cap Value ................     Class B 0.60%          $ 157.51                      15
EQ/Lazard Small Cap Value ................     Class B 0.90%          $ 154.95                      --
EQ/Marsico Focus .........................     Class A 0.00%          $ 127.32                      28
EQ/Marsico Focus .........................     Class A 0.60%          $ 127.14                      --
EQ/Marsico Focus .........................     Class B 0.00%          $ 123.22                      80
EQ/Marsico Focus .........................     Class B 0.60%          $ 121.57                     428
EQ/Marsico Focus .........................     Class B 0.80%          $ 121.02                       2
EQ/Marsico Focus .........................     Class B 0.90%          $ 120.75                      30
EQ/Mercury Basic Value Equity ............     Class A 0.00%          $ 149.21                      14
EQ/Mercury Basic Value Equity ............     Class A 0.60%          $ 148.99                      --
EQ/Mercury Basic Value Equity ............     Class B 0.00%          $ 200.36                     155
EQ/Mercury Basic Value Equity ............     Class B 0.60%          $ 192.48                     589
EQ/Mercury Basic Value Equity ............     Class B 0.60%          $ 125.87                      45
EQ/Mercury Basic Value Equity ............     Class B 0.80%          $ 189.91                       5
EQ/Mercury Basic Value Equity ............     Class B 0.90%          $ 188.64                      51
EQ/Mercury International Value ...........     Class A 0.00%          $ 135.63                      14
EQ/Mercury International Value ...........     Class A 0.60%          $ 104.12                       1
EQ/Mercury International Value ...........     Class B 0.00%          $ 101.19                     145
EQ/Mercury International Value ...........     Class B 0.60%          $ 106.29                      11
EQ/Mercury International Value ...........     Class B 0.60%          $ 108.53                     552
EQ/Mercury International Value ...........     Class B 0.80%          $  97.70                       3
EQ/Mercury International Value ...........     Class B 0.90%          $ 106.76                      69
EQ/MFS Emerging Growth Companies .........     Class A 0.00%          $ 133.42                       6
EQ/MFS Emerging Growth Companies .........     Class A 0.60%          $  89.12                      --
EQ/MFS Emerging Growth Companies .........     Class B 0.00%          $ 130.03                     151
EQ/MFS Emerging Growth Companies .........     Class B 0.60%          $  71.77                      92
EQ/MFS Emerging Growth Companies .........     Class B 0.60%          $ 124.91                   1,038
EQ/MFS Emerging Growth Companies .........     Class B 0.80%          $ 123.24                      10

   The accompanying notes are an integral part of these financial statements.
                                      A-16

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                Contract charges     Unit Fair Value     Units Outstanding (000's)
                                               ------------------   -----------------   --------------------------
EQ/MFS Emerging Growth Companies ...........     Class B 0.90%          $ 122.42                      67
EQ/MFS Investors Trust .....................     Class A 0.00%          $ 126.55                      --
EQ/MFS Investors Trust .....................     Class A 0.60%          $  95.39                      --
EQ/MFS Investors Trust .....................     Class B 0.00%          $  83.25                      15
EQ/MFS Investors Trust .....................     Class B 0.60%          $  80.99                      98
EQ/MFS Investors Trust .....................     Class B 0.80%          $  80.25                      --
EQ/MFS Investors Trust .....................     Class B 0.90%          $  79.88                      13
EQ/Money Market ............................     Class A 0.00%          $ 146.53                     687
EQ/Money Market ............................     Class A 0.60%          $ 222.36                     823
EQ/Money Market ............................     Class A 0.80%          $ 128.14                       4
EQ/Money Market ............................     Class A 0.90%          $ 143.25                     108
EQ/Money Market ............................     Class B 0.60%          $ 115.75                     703
EQ/Money Market ............................     Class B 0.90%          $ 113.86                      --
EQ/Putnam Growth & Income Value ............     Class A 0.00%          $ 138.60                      --
EQ/Putnam Growth & Income Value ............     Class B 0.00%          $ 132.10                      50
EQ/Putnam Growth & Income Value ............     Class B 0.60%          $  89.06                      26
EQ/Putnam Growth & Income Value ............     Class B 0.60%          $ 126.91                     171
EQ/Putnam Growth & Income Value ............     Class B 0.80%          $ 125.21                       2
EQ/Putnam Growth & Income Value ............     Class B 0.90%          $ 124.37                      18
EQ/Putnam Voyager ..........................     Class A 0.00%          $ 127.35                      --
EQ/Putnam Voyager ..........................     Class B 0.60%          $  68.73                       6
EQ/Putnam Voyager ..........................     Class B 0.60%          $  78.29                      19
EQ/Putnam Voyager ..........................     Class B 0.90%          $  77.01                      --
EQ/Small Company Index .....................     Class A 0.00%          $ 162.91                       7
EQ/Small Company Index .....................     Class A 0.60%          $ 143.50                      42
EQ/Small Company Index .....................     Class A 0.60%          $ 111.25                       3
EQ/Small Company Index .....................     Class B 0.60%          $ 127.41                       2
EQ/Small Company Index .....................     Class B 0.60%          $ 129.07                      18
EQ/Small Company Index .....................     Class B 0.80%          $ 143.06                      --
EQ/Small Company Index .....................     Class B 0.90%          $ 126.96                      --
EQ/Small Company Index .....................     Class B 0.90%          $ 142.96                       3
EQ/Technology ..............................     Class A 0.00%          $ 160.13                      --
EQ/Technology ..............................     Class B 0.00%          $  42.86                     144
EQ/Technology ..............................     Class B 0.60%          $  41.91                   1,037
EQ/Technology ..............................     Class B 0.80%          $  41.60                       4
EQ/Technology ..............................     Class B 0.90%          $  41.44                      49
Fidelity VIP Asset Manager: Growth .........     Class B 0.00%          $ 118.93                      10
Fidelity VIP Contrafund ....................     Class B 0.00%          $ 127.04                      23
Fidelity VIP Equity-Income .................     Class B 0.00%          $ 130.01                      20
Fidelity VIP Growth & Income ...............     Class B 0.00%          $ 117.50                      14
Fidelity VIP High Income ...................     Class B 0.00%          $ 114.31                      22
Fidelity VIP Investment Grade Bond .........     Class B 0.00%          $ 102.43                      36
Fidelity VIP Mid Cap .......................     Class B 0.00%          $ 143.96                      12
Fidelity VIP Value .........................     Class B 0.00%          $ 127.90                       7
Fidelity VIP Value Strategies ..............     Class B 0.00%          $ 154.26                      17

   The accompanying notes are an integral part of these financial statements.
                                      A-17

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Concluded)

DECEMBER 31, 2003


                                       Contract charges     Unit Fair Value     Units Outstanding (000's)
                                      ------------------   -----------------   --------------------------
MFS Mid Cap Growth ................     Class A 0.60%          $ 106.65                     1
PEA Renaissance ...................     Class A 0.00%          $ 188.48                    27
PEA Renaissance ...................     Class A 0.60%          $ 160.83                    34
PEA Renaissance ...................     Class A 0.60%          $ 136.30                     1
PEA Renaissance ...................     Class A 0.80%          $ 160.61                    --
PEA Renaissance ...................     Class A 0.90%          $ 160.50                     3
PIMCO Total Return ................     Class A 0.60%          $ 110.16                     1
U.S. Real Estate ..................     Class A 0.00%          $ 144.52                    57
U.S. Real Estate ..................     Class A 0.60%          $ 129.19                    31
U.S. Real Estate ..................     Class A 0.80%          $ 129.01                    --
U.S. Real Estate ..................     Class A 0.90%          $ 128.93                     3
Vanguard VIF Equity Index .........     Class A 0.60%          $  98.77                     9


   The accompanying notes are an integral part of these financial statements.
                                      A-18

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,


                                                    AXA Aggressive   AXA Conservative   AXA Conservative-Plus
                                                    Allocation (i)    Allocation (i)        Allocation (i)
                                                   ---------------- ------------------ -----------------------
                                                         2003              2003                  2003
                                                   ---------------- ------------------ -----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................      $ 2,871            $459                 $2,192
 Expenses:
  Mortality and expense risk charges .............          174              24                    116
                                                        -------            ----                 ------
Net Investment Income (Loss) .....................        2,697             435                  2,076
                                                        -------            ----                 ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        3,333              83                    436
  Realized gain distribution from The Trusts .....           --              --                     --
                                                        -------            ----                 ------
 Net realized gain (loss) ........................        3,333              83                    436
                                                        -------            ----                 ------
 Change in unrealized appreciation
  (depreciation) of investments ..................        9,782              16                  2,052
                                                        -------            ----                 ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       13,115              99                  2,488
                                                        -------            ----                 ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $15,812            $534                 $4,564
                                                        =======            ====                 ======



                                                                       AXA Moderate                      AXA Moderate-Plus
                                                                        Allocation                         Allocation (i)
                                                   ---------------------------------------------------- -------------------
                                                         2003              2002              2001               2003
                                                   ---------------- ------------------ ---------------- -------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $ 32,512,787     $   16,274,937    $  18,337,028         $ 8,261
 Expenses:
  Mortality and expense risk charges .............      7,938,348          4,161,177        3,720,250             635
                                                     ------------     --------------    -------------         -------
Net Investment Income (Loss) .....................     24,574,439         12,113,760       14,616,778           7,626
                                                     ------------     --------------    -------------         -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       (417,569)       (73,919,467)      (7,624,110)             47
  Realized gain distribution from The Trusts .....             --                 --               --              --
                                                     ------------     --------------    -------------         -------
 Net realized gain (loss) ........................       (417,569)       (73,919,467)      (7,624,110)             47
                                                     ------------     --------------    -------------         -------
 Change in unrealized appreciation
  (depreciation) of investments ..................    208,496,236        (47,302,906)     (31,738,236)         34,010
                                                     ------------     --------------    -------------         -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    208,078,667       (121,222,373)     (39,362,346)         34,057
                                                     ------------     --------------    -------------         -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $232,653,106     $ (109,108,613)   $ (24,745,568)        $41,683
                                                     ============     ==============    =============         =======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                     AXA Premier VIP
                                                                    Aggressive Equity
                                                   ---------------------------------------------------
                                                         2003             2002              2001
                                                   --------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $          --   $       63,335    $    3,459,227
 Expenses:
  Mortality and expense risk charges .............      2,502,472        2,736,010         3,763,915
                                                    -------------   --------------    --------------
Net Investment Income (Loss) .....................     (2,502,472)      (2,672,675)         (304,688)
                                                    -------------   --------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (12,236,585)     (59,641,031)     (212,487,401)
  Realized gain distribution from The Trusts .....                              --                --
                                                    -------------   --------------    --------------
 Net realized gain (loss) ........................    (12,236,585)     (59,641,031)     (212,487,401)
                                                    -------------   --------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    155,648,109     (105,197,028)        3,263,156
                                                    -------------   --------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    143,411,524     (164,838,059)     (209,224,245)
                                                    -------------   --------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 140,909,052   $ (167,510,734)   $ (209,528,933)
                                                    =============   ==============    ==============


                                                        AXA Premier VIP           AXA Premier VIP
                                                         Core Bond (e)            Health Care (e)
                                                   ------------------------- --------------------------
                                                        2003         2002        2003          2002
                                                   ------------- ----------- ------------ -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $1,140,522    $420,336    $   96,313    $      --
 Expenses:
  Mortality and expense risk charges .............     157,141      30,415        27,721        6,461
                                                    ----------    --------    ----------    ---------
Net Investment Income (Loss) .....................     983,381     389,921        68,592       (6,461)
                                                    ----------    --------    ----------    ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     170,271      66,068       198,489      (61,765)
  Realized gain distribution from The Trusts .....         100          --           530           --
                                                    ----------    --------    ----------    ---------
 Net realized gain (loss) ........................     170,371      66,068       199,019      (61,765)
                                                    ----------    --------    ----------    ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (201,692)    118,318     1,168,545      (27,114)
                                                    ----------    --------    ----------    ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (31,321)    184,386     1,367,564      (88,879)
                                                    ----------    --------    ----------    ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $  952,060    $574,307    $1,436,156    $ (95,340)
                                                    ==========    ========    ==========    =========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                   AXA Premier VIP
                                                                     High Yield
                                                   -----------------------------------------------
                                                        2003           2002             2001
                                                   ------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 9,929,827   $  11,321,068    $   11,845,816
 Expenses:
  Mortality and expense risk charges .............      790,726         639,984           663,565
                                                    -----------   -------------    --------------
Net Investment Income (Loss) .....................    9,139,101      10,681,084        11,182,251
                                                    -----------   -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      599,730     (14,071,175)      (19,177,544)
  Realized gain distribution from The Trusts .....           --              --                --
                                                    -----------   -------------    --------------
 Net realized gain (loss) ........................      599,730     (14,071,175)      (19,177,544)
                                                    -----------   -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................   20,725,848        (252,884)        8,741,806
                                                    -----------   -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   21,325,578     (14,324,059)      (10,435,738)
                                                    -----------   -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $30,464,679   $  (3,642,975)   $      746,513
                                                    ===========   =============    ==============


                                                      AXA Premier VIP        AXA Premier VIP
                                                    International Equity  Large Cap Core Equity
                                                            (e)                    (e)
                                                   ---------------------- ---------------------
                                                      2003        2002        2003       2002
                                                   ---------- ----------- ----------- ---------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 23,392   $     --    $  3,606    $   25
 Expenses:
  Mortality and expense risk charges .............     4,044        135       2,186         7
                                                    --------   --------    --------    ------
Net Investment Income (Loss) .....................    19,348       (135)      1,420        18
                                                    --------   --------    --------    ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    12,403     (1,759)     20,389        --
  Realized gain distribution from The Trusts .....        --         --          --        --
                                                    --------   --------    --------    ------
 Net realized gain (loss) ........................    12,403     (1,759)     20,389        --
                                                    --------   --------    --------    ------
 Change in unrealized appreciation
  (depreciation) of investments ..................   455,052     (1,906)    150,285      (397)
                                                    --------   --------    --------    ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   467,455     (3,665)    170,674      (397)
                                                    --------   --------    --------    ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $486,803   $ (3,800)   $172,094    $ (379)
                                                    ========   ========    ========    ======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                       AXA Premier VIP        AXA Premier VIP
                                                    Large Cap Growth (e)    Large Cap Value (e)
                                                   ----------------------- ----------------------
                                                       2003        2002       2003        2002
                                                   ----------- ----------- ---------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $     --    $     --    $ 54,985   $    973
 Expenses:
  Mortality and expense risk charges .............     9,390         133       5,411        275
                                                    --------    --------    --------   --------
Net Investment Income (Loss) .....................    (9,930)       (133)     49,574        698
                                                    --------    --------    --------   --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............   110,054        (116)     33,880        654
  Realized gain distribution from The Trusts .....        --          --          --         --
                                                    --------    --------    --------   --------
 Net realized gain (loss) ........................   110,054        (116)     33,880        654
                                                    --------    --------    --------   --------
 Change in unrealized appreciation
  (depreciation) of investments ..................   394,490      (4,016)    321,233     (2,971)
                                                    --------    --------    --------   --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   504,544      (4,132)    355,113     (2,317)
                                                    --------    --------    --------   --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $495,154    $ (4,265)   $404,687   $ (1,619)
                                                    ========    ========    ========   ========



                                                       AXA Premier VIP           AXA Premier VIP
                                                   Small/Mid Cap Growth(e)    Small/Mid Cap Value (e)
                                                   ---------------------- ----------------------------
                                                      2003        2002         2003          2002
                                                   ---------- ----------- ------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 80,629   $     --    $   58,907     $       --
 Expenses:
  Mortality and expense risk charges .............    10,298        133        64,546         12,312
                                                    --------   --------    ----------     ----------
Net Investment Income (Loss) .....................    70,331       (133)       (5,639)       (12,312)
                                                    --------   --------    ----------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............   192,352       (519)      876,299       (368,050)
  Realized gain distribution from The Trusts .....    10,716         --        69,152             --
                                                    --------   --------    ----------     ----------
 Net realized gain (loss) ........................   203,068       (519)      945,451       (368,050)
                                                    --------   --------    ----------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................   457,654     (1,413)    4,000,286       (101,311)
                                                    --------   --------    ----------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   660,722     (1,932)    4,945,737       (469,361)
                                                    --------   --------    ----------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $731,053   $ (2,065)   $4,940,098     $ (481,673)
                                                    ========   ========    ==========     ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                              AXA Rosenberg
                                                       AXA Premier VIP          VIT Value
                                                       Technology (e)       Long/Short Equity     Davis Value (f)
                                                   ----------------------- ------------------- ---------------------
                                                       2003        2002            2003           2003       2002
                                                   ----------- ----------- ------------------- --------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $193,807    $     --        $      --       $ 3,353    $ 120
 Expenses:
  Mortality and expense risk charges .............    11,461          40            6,974           754       15
                                                    --------    --------        ---------       -------    ------
Net Investment Income (Loss) .....................   182,346         (40)          (6,974)        2,599      105
                                                    --------    --------        ---------       -------    ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............   104,716        (513)         (37,493)        1,656       (4)
  Realized gain distribution from The Trusts .....         7          --               --            --       --
                                                    --------    --------        ---------       -------    -------
 Net realized gain (loss) ........................   104,723        (513)         (37,493)        1,656       (4)
                                                    --------    --------        ---------       -------    --------
 Change in unrealized appreciation
  (depreciation) of investments ..................   392,166      (5,029)         (15,109)       37,531     (168)
                                                    --------    --------        ---------       -------    -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   496,889      (5,542)         (52,602)       39,187     (172)
                                                    --------    --------        ---------       -------    -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $679,235    $ (5,582)       $ (59,576)      $41,786    $ (67)
                                                    ========    ========        =========       =======    =======


                                                                 EQ/Alliance Common Stock
                                                   -----------------------------------------------------
                                                         2003              2002               2001
                                                   ---------------- ------------------ -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  32,747,758     $      998,921    $   66,366,976
 Expenses:
  Mortality and expense risk charges .............     10,774,949         11,182,451        16,024,667
                                                    -------------     --------------    --------------
Net Investment Income (Loss) .....................     21,972,809        (10,183,530)       50,342,309
                                                    -------------     --------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (98,013,729)      (282,690,026)     (102,598,622)
  Realized gain distribution from The Trusts .....             --                 --         3,428,990
                                                    -------------     --------------    --------------
 Net realized gain (loss) ........................    (98,013,729)      (282,690,026)      (99,169,632)
                                                    -------------     --------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    829,623,818       (562,599,358)     (277,010,784)
                                                    -------------     --------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    731,610,089       (845,289,384)     (376,180,416)
                                                    -------------     --------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 753,582,898     $ (855,472,914)   $ (325,838,107)
                                                    =============     ==============    ==============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/Alliance Growth and Income
                                                   -------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    4,867,999   $   5,048,679    $   3,584,835
 Expenses:
  Mortality and expense risk charges .............       1,995,614       1,955,357        1,879,561
                                                    --------------   -------------    -------------
Net Investment Income (Loss) .....................       2,872,385       3,093,322        1,705,274
                                                    --------------   -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (10,016,865)    (12,331,969)      (9,356,403)
  Realized gain distribution from The Trusts .....              --              --       15,642,007
                                                    --------------   -------------    -------------
 Net realized gain (loss) ........................     (10,016,865)    (12,331,969)       6,285,604
                                                    --------------   -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     105,430,090     (79,684,492)     (14,338,526)
                                                    --------------   -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      95,413,225     (92,016,461)      (8,052,922)
                                                    --------------   -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   98,285,610   $ (88,923,139)   $  (6,347,648)
                                                    ==============   =============    =============


                                                       EQ/Alliance Intermediate Government
                                                                   Securities
                                                   -------------------------------------------
                                                         2003           2002          2001
                                                   --------------- ------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   7,868,505   $ 8,212,241   $4,259,499
 Expenses:
  Mortality and expense risk charges .............        761,468       422,617      252,420
                                                    -------------   -----------   ----------
Net Investment Income (Loss) .....................      7,107,037     7,789,624    4,007,079
                                                    -------------   -----------   ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      2,750,469     3,211,141    1,290,483
  Realized gain distribution from The Trusts .....         69,614       223,853           --
                                                    -------------   -----------   ----------
 Net realized gain (loss) ........................      2,820,083     3,434,994    1,290,483
                                                    -------------   -----------   ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (5,661,973)    1,872,609    1,797,986
                                                    -------------   -----------   ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (2,841,890)    5,307,603    3,088,469
                                                    -------------   -----------   ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   4,265,147   $13,097,227   $7,095,548
                                                    =============   ===========   ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                EQ/Alliance International
                                                   ---------------------------------------------------
                                                         2003             2002              2001
                                                   --------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  8,384,605     $          --     $   1,012,415
 Expenses:
  Mortality and expense risk charges .............     2,396,400           512,469           324,908
                                                    ------------     -------------     -------------
Net Investment Income (Loss) .....................     5,988,205          (512,469)          687,507
                                                    ------------     -------------     -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,479,090)       (7,215,832)       (8,267,592)
  Realized gain distribution from The Trusts .....            --                --           262,362
                                                    ------------     -------------     -------------
 Net realized gain (loss) ........................    (1,479,090)       (7,215,832)       (8,005,230)
                                                    ------------     -------------     -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................   125,782,343        (8,098,384)       (9,474,456)
                                                    ------------     -------------     -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   124,303,253       (15,314,216)      (17,479,686)
                                                    ------------     -------------     -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $130,291,458     $ (15,826,685)    $ (16,792,179)
                                                    ============     =============     =============


                                                               EQ/Alliance Premier Growth
                                                   --------------------------------------------------
                                                         2003            2002              2001
                                                   --------------- ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $         --    $          --    $        9,667
 Expenses:
  Mortality and expense risk charges .............       488,466          533,187           955,890
                                                    ------------    -------------    --------------
Net Investment Income (Loss) .....................      (488,466)        (533,187)         (946,223)
                                                    ------------    -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (5,919,173)     (12,440,696)     (127,060,769)
  Realized gain distribution from The Trusts .....            --               --                --
                                                    ------------    -------------    --------------
 Net realized gain (loss) ........................    (5,919,173)     (12,440,696)     (127,060,769)
                                                    ------------    -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    23,984,232      (23,255,572)       66,507,612
                                                    ------------    -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    18,065,059      (35,696,268)      (60,553,157)
                                                    ------------    -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 17,576,593    $ (36,229,455)   $  (61,499,380)
                                                    ============    =============    ==============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/Alliance Quality Bond
                                                   ---------------------------------------------
                                                         2003           2002           2001
                                                   --------------- ------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   4,429,515   $ 6,403,317   $  7,364,252
 Expenses:
  Mortality and expense risk charges .............        769,108       675,800        885,373
                                                    -------------   -----------   ------------
Net Investment Income (Loss) .....................      3,660,407     5,727,517      6,478,879
                                                    -------------   -----------   ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      3,360,779     2,376,449     16,218,499
  Realized gain distribution from The Trusts .....        489,182       266,874             --
                                                    -------------   -----------   ------------
 Net realized gain (loss) ........................      3,849,961     2,643,323     16,218,499
                                                    -------------   -----------   ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (2,010,661)    3,131,824     (6,369,381)
                                                    -------------   -----------   ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      1,839,300     5,775,147      9,849,118
                                                    -------------   -----------   ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   5,499,707   $11,502,664   $ 16,327,997
                                                    =============   ===========   ============


                                                             EQ/Alliance Small Cap Growth
                                                   -------------------------------------------------
                                                         2003            2002             2001
                                                   --------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $         --    $          --    $   1,582,483
 Expenses:
  Mortality and expense risk charges .............       754,298          706,838          753,493
                                                    ------------    -------------    -------------
Net Investment Income (Loss) .....................      (754,298)        (706,838)         828,990
                                                    ------------    -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (3,849,200)     (10,597,509)     (29,857,146)
  Realized gain distribution from The Trusts .....            --               --          647,769
                                                    ------------    -------------    -------------
 Net realized gain (loss) ........................    (3,849,200)     (10,597,509)     (29,209,377)
                                                    ------------    -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    54,131,901      (37,690,401)      10,471,452
                                                    ------------    -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    50,282,701      (48,287,876)     (18,737,925)
                                                    ------------    -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 49,528,403    $ (48,994,748)   $ (17,908,935)
                                                    ============    =============    =============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/Bernstein Diversified Value
                                                   -------------------------------------------------
                                                         2003             2002             2001
                                                   --------------- ----------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  1,873,586     $   1,460,845    $     717,948
 Expenses:
  Mortality and expense risk charges .............       667,973           496,813          236,038
                                                    ------------     -------------    -------------
Net Investment Income (Loss) .....................     1,205,613           964,032          481,910
                                                    ------------     -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,716,205)       (1,010,461)        (429,986)
  Realized gain distribution from The Trusts .....            --                --        1,424,280
                                                    ------------     -------------    -------------
 Net realized gain (loss) ........................    (1,716,205)       (1,010,461)         994,294
                                                    ------------     -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    34,423,648       (15,360,826)      (2,419,314)
                                                    ------------     -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    32,707,443       (16,371,287)      (1,425,020)
                                                    ------------     -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 33,913,056     $ (15,407,255)   $    (943,110)
                                                    ============     =============    =============


                                                    EQ/Calvert Socially
                                                      Responsible (e)        EQ/Capital Guardian International
                                                   --------------------- -----------------------------------------
                                                       2003       2002       2003          2002          2001
                                                   ------------ -------- ------------ ------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   --      $  --    $  26,511    $   18,585     $   10,401
 Expenses:
  Mortality and expense risk charges .............         3       (28)      10,998         6,803          3,279
                                                     --------    -----    ---------    ----------     ----------
Net Investment Income (Loss) .....................        (3)       28       15,513        11,782          7,122
                                                     ---------   -----    ---------    ----------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         5        --      (29,722)     (102,617)       (15,224)
  Realized gain distribution from The Trusts .....        --        --           --            --             --
                                                     --------    -----    ---------    ----------     ----------
 Net realized gain (loss) ........................         5        --      (29,722)     (102,617)       (15,224)
                                                     --------    -----    ---------    ----------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    14,513       844      602,982      (120,182)       (92,323)
                                                     --------    -----    ---------    ----------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    14,518       844      573,260      (222,799)      (107,547)
                                                     --------    -----    ---------    ----------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $14,515     $ 872    $ 588,773    $ (211,017)    $ (100,425)
                                                     ========    =====    =========    ==========     ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/Capital Guardian Research
                                                   -------------------------------------------
                                                        2003            2002          2001
                                                   -------------- --------------- ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   280,762    $    113,649    $   15,176
 Expenses:
  Mortality and expense risk charges .............      317,214          71,239        21,187
                                                    -----------    ------------    ----------
Net Investment Income (Loss) .....................      (36,452)         42,410        (6,011)
                                                    -----------    ------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (51,548)     (1,282,242)      (96,597)
  Realized gain distribution from The Trusts .....           --              --            --
                                                    -----------    ------------    ----------
 Net realized gain (loss) ........................      (51,548)     (1,282,242)      (96,597)
                                                    -----------    ------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................   17,301,615      (4,103,762)      105,383
                                                    -----------    ------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   17,250,067      (5,386,004)        8,786
                                                    -----------    ------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $17,213,615    $ (5,343,594)   $    2,775
                                                    ===========    ============    ==========


                                                         EQ/Capital Guardian U.S. Equity
                                                   --------------------------------------------
                                                         2003            2002          2001
                                                   --------------- --------------- ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   122,471    $     90,926    $  24,798
 Expenses:
  Mortality and expense risk charges .............       184,420          90,310       21,388
                                                     -----------    ------------    ---------
Net Investment Income (Loss) .....................       (61,949)            616        3,410
                                                     -----------    ------------    ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (331,165)     (1,685,469)     (56,949)
  Realized gain distribution from The Trusts .....             -              --           --
                                                     -----------    ------------    ---------
 Net realized gain (loss) ........................      (331,165)     (1,685,469)     (56,949)
                                                     -----------    ------------    ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................    11,128,907      (2,434,159)     154,385
                                                     -----------    ------------    ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    10,797,742      (4,119,628)      97,436
                                                     -----------    ------------    ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $10,735,793    $ (4,119,012)   $ 100,846
                                                     ===========    ============    =========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/Emerging Markets Equity
                                                   ------------------------------------------------
                                                         2003            2002            2001
                                                   --------------- --------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    426,668    $         --    $          --
 Expenses:
  Mortality and expense risk charges .............       247,352         201,686          164,902
                                                    ------------    ------------    -------------
Net Investment Income (Loss) .....................       179,316        (201,686)        (164,902)
                                                    ------------    ------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,422,158)     (7,917,528)     (15,753,531)
  Realized gain distribution from The Trusts .....            --              --           53,866
                                                    ------------    ------------    -------------
 Net realized gain (loss) ........................    (1,422,158)     (7,917,528)     (15,699,665)
                                                    ------------    ------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    23,947,240       4,148,601       13,760,152
                                                    ------------    ------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    22,525,082      (3,768,927)      (1,939,513)
                                                    ------------    ------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 22,704,398    $ (3,970,613)   $  (2,104,415)
                                                    ============    ============    =============


                                                                   EQ/Equity 500 Index
                                                   ----------------------------------------------------
                                                         2003              2002              2001
                                                   ---------------- ------------------ ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   8,782,191     $    6,541,883    $   6,734,669
 Expenses:
  Mortality and expense risk charges .............      2,885,888          2,891,986        3,292,002
                                                    -------------     --------------    -------------
Net Investment Income (Loss) .....................      5,896,303          3,649,897        3,442,667
                                                    -------------     --------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (13,382,753)       (29,124,066)     (50,673,179)
  Realized gain distribution from The Trusts .....             --            504,613          330,459
                                                    -------------     --------------    -------------
 Net realized gain (loss) ........................    (13,382,753)       (28,619,453)     (50,342,720)
                                                    -------------     --------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    149,731,680       (123,537,945)     (34,420,555)
                                                    -------------     --------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    136,348,927       (152,157,398)     (84,763,275)
                                                    -------------     --------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 142,245,230     $ (148,507,501)   $ (81,320,608)
                                                    =============     ==============    =============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Evergreen Omega
                                                   ------------------------------------------
                                                        2003           2002          2001
                                                   -------------- ------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $       --    $       --    $      110
 Expenses:
  Mortality and expense risk charges .............       18,089         7,489         4,270
                                                     ----------    ----------    ----------
Net Investment Income (Loss) .....................      (18,089)       (7,489)       (4,160)
                                                     ----------    ----------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       72,805      (279,818)           --
  Realized gain distribution from The Trusts .....           --            --       (39,991)
                                                     ----------    ----------    ----------
 Net realized gain (loss) ........................       72,805      (279,818)      (39,991)
                                                     ----------    ----------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    1,133,755      (223,025)      (69,937)
                                                     ----------    ----------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    1,206,560      (502,843)     (109,928)
                                                     ----------    ----------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $1,188,471    $ (510,332)   $ (114,088)
                                                     ==========    ==========    ==========


                                                                   EQ/FI Mid Cap
                                                   ----------------------------------------------
                                                         2003            2002           2001
                                                   --------------- --------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $        --    $      3,764     $   21,223
 Expenses:
  Mortality and expense risk charges .............       239,968         130,451         44,269
                                                     -----------    ------------     ----------
Net Investment Income (Loss) .....................      (239,968)       (126,687)       (23,046)
                                                     -----------    ------------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       677,627      (1,266,831)      (487,515)
  Realized gain distribution from The Trusts .....            --              --             --
                                                     -----------    ------------     ----------
 Net realized gain (loss) ........................       677,627      (1,266,831)      (487,515)
                                                     -----------    ------------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    17,157,921      (3,581,242)       115,983
                                                     -----------    ------------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    17,835,548      (4,848,073)      (371,532)
                                                     -----------    ------------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $17,595,580    $ (4,974,760)    $ (394,578)
                                                     ===========    ============     ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/FI Small/Mid Cap Value
                                                   ----------------------------------------------
                                                         2003            2002            2001
                                                   --------------- ---------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   563,971    $     648,299    $  400,316
 Expenses:
  Mortality and expense risk charges .............       754,660          595,561       275,246
                                                     -----------    -------------    ----------
Net Investment Income (Loss) .....................      (190,689)          52,738       125,070
                                                     -----------    -------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (841,789)          (6,499)      138,857
  Realized gain distribution from The Trusts .....            --               --            --
                                                     -----------    -------------    ----------
 Net realized gain (loss) ........................      (841,789)          (6,499)      138,857
                                                     -----------    -------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    43,232,206      (21,524,362)    2,231,073
                                                     -----------    -------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    42,390,417      (21,530,861)    2,369,930
                                                     -----------    -------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $42,199,728    $ (21,478,123)   $2,495,000
                                                     ===========    =============    ==========


                                                         EQ/J.P. Morgan Core Bond
                                                   -------------------------------------
                                                        2003         2002        2001
                                                   ------------- ----------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   419,724   $534,940    $ 180,944
 Expenses:
  Mortality and expense risk charges .............       68,021     58,641       14,358
                                                    -----------   --------    ---------
Net Investment Income (Loss) .....................      351,703    476,299      166,586
                                                    -----------   --------    ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      116,974     50,363       25,154
  Realized gain distribution from The Trusts .....           --     68,611       45,303
                                                    -----------   --------    ---------
 Net realized gain (loss) ........................      116,974    118,974       70,457
                                                    -----------   --------    ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (139,010)   284,742      (95,335)
                                                    -----------   --------    ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      (22,036)   403,716      (24,878)
                                                    -----------   --------    ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   329,667   $880,015    $ 141,708
                                                    ===========   ========    =========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/Janus Large Cap Growth
                                                   -----------------------------------------------
                                                         2003            2002            2001
                                                   --------------- --------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $          --   $         --    $      1,409
 Expenses:
  Mortality and expense risk charges .............         98,193         79,582          45,823
                                                    -------------   ------------    ------------
Net Investment Income (Loss) .....................        (98,193)       (79,582)        (44,414)
                                                    -------------   ------------    ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (2,023,242)    (1,611,929)     (1,095,410)
  Realized gain distribution from The Trusts .....             --             --              --
                                                    -------------   ------------    ------------
 Net realized gain (loss) ........................     (2,023,242)    (1,611,929)     (1,095,410)
                                                    -------------   ------------    ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      6,526,985     (4,044,944)     (1,003,017)
                                                    -------------   ------------    ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      4,503,743     (5,656,873)     (2,098,427)
                                                    -------------   ------------    ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   4,405,550   $ (5,736,455)   $ (2,142,841)
                                                    =============   ============    ============


                                                          EQ/Lazard Small Cap Value
                                                   ---------------------------------------
                                                        2003           2002        2001
                                                   -------------- ------------- ----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   36,291    $   18,020    $ 69,440
 Expenses:
  Mortality and expense risk charges .............       17,204        13,908       4,612
                                                     ----------    ----------    --------
Net Investment Income (Loss) .....................   $   19,087         4,112      64,828
                                                     ----------    ----------    --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (21,834)       12,285      24,927
  Realized gain distribution from The Trusts .....        8,806        18,365     112,835
                                                     ----------    ----------    --------
 Net realized gain (loss) ........................      (13,028)       30,650     137,762
                                                     ----------    ----------    --------
 Change in unrealized appreciation
  (depreciation) of investments ..................    1,164,092      (376,866)     20,327
                                                     ----------    ----------    --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    1,151,064      (346,216)    158,089
                                                     ----------    ----------    --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $1,170,151    $ (342,104)   $222,917
                                                     ==========    ==========    ========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/Marsico Focus (c)
                                                   -----------------------------------------
                                                         2003            2002         2001
                                                   --------------- --------------- ---------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $        --    $      4,552    $   --
 Expenses:
  Mortality and expense risk charges .............       232,688          45,829       365
                                                     -----------    ------------    ------
Net Investment Income (Loss) .....................      (232,688)        (41,277)     (365)
                                                     -----------    ------------    ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       (67,734)       (259,061)      159
  Realized gain distribution from The Trusts .....            --              --        --
                                                     -----------    ------------    ------
 Net realized gain (loss) ........................       (67,734)       (259,061)      159
                                                     -----------    ------------    ------
 Change in unrealized appreciation
  (depreciation) of investments ..................    12,439,522      (1,429,037)    8,459
                                                     -----------    ------------    ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    12,371,788      (1,688,098)    8,618
                                                     -----------    ------------    ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $12,139,100    $ (1,729,375)   $8,253
                                                     ===========    ============    ======


                                                            EQ/Mercury Basic Value Equity
                                                   -----------------------------------------------
                                                         2003             2002            2001
                                                   --------------- ----------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    736,702     $   1,270,427    $2,910,068
 Expenses:
  Mortality and expense risk charges .............       664,478           567,200       370,568
                                                    ------------     -------------    ----------
Net Investment Income (Loss) .....................        72,224           703,227     2,539,500
                                                    ------------     -------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,723,662)       (1,781,633)      164,816
  Realized gain distribution from The Trusts .....            --           671,859     2,018,991
                                                    ------------     -------------    ----------
 Net realized gain (loss) ........................    (1,723,662)       (1,109,774)    2,183,807
                                                    ------------     -------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    38,812,253       (21,147,465)     (467,046)
                                                    ------------     -------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    37,088,591       (22,257,239)    1,716,761
                                                    ------------     -------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 37,160,815     $ (21,554,012)   $4,256,261
                                                    ============     =============    ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Mercury International Value
                                                   -----------------------------------------------
                                                         2003             2002            2001
                                                   --------------- ----------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $ 1,715,234     $     419,738    $   16,774
 Expenses:
  Mortality and expense risk charges .............       363,935           210,559        10,235
                                                     -----------     -------------    ----------
Net Investment Income (Loss) .....................     1,351,299           209,179         6,539
                                                     -----------     -------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (988,834)       (1,892,139)     (213,457)
  Realized gain distribution from The Trusts .....            --                --           152
                                                     -----------     -------------    ----------
 Net realized gain (loss) ........................      (988,834)       (1,892,139)     (213,305)
                                                     -----------     -------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    18,373,517        (9,674,470)     (127,410)
                                                     -----------     -------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    17,384,683       (11,566,609)     (340,715)
                                                     -----------     -------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $18,735,982     $ (11,357,430)   $ (334,176)
                                                     ===========     =============    ==========


                                                            EQ/MFS Emerging Growth Companies
                                                   ---------------------------------------------------
                                                         2003             2002              2001
                                                   ---------------- ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $           --   $          --    $       56,327
 Expenses:
  Mortality and expense risk charges .............         809,076         911,294         1,308,762
                                                    --------------   -------------    --------------
Net Investment Income (Loss) .....................        (809,076)       (911,294)       (1,252,435)
                                                    --------------   -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (17,387,668)    (54,691,176)      (79,597,391)
  Realized gain distribution from The Trusts .....              --              --                --
                                                    --------------   -------------    --------------
 Net realized gain (loss) ........................     (17,387,668)    (54,691,176)      (79,597,391)
                                                    --------------   -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      55,299,579     (18,607,153)      (29,752,357)
                                                    --------------   -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      37,911,911     (73,298,329)     (109,349,748)
                                                    --------------   -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   37,102,835   $ (74,209,623)   $ (110,602,183)
                                                    ==============   =============    ==============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/MFS Investors Trust
                                                   --------------------------------------------
                                                        2003           2002           2001
                                                   ------------- --------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   56,772    $     38,842     $   17,243
 Expenses:
  Mortality and expense risk charges .............      45,480          30,462         17,100
                                                    ----------    ------------     ----------
Net Investment Income (Loss) .....................      11,292           8,380            143
                                                    ----------    ------------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (204,383)       (561,412)       (95,215)
  Realized gain distribution from The Trusts .....                          --             --
                                                    ----------    ------------     ----------
 Net realized gain (loss) ........................    (204,383)       (561,412)       (95,215)
                                                    ----------    ------------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................   1,858,590        (729,555)      (389,623)
                                                    ----------    ------------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   1,654,207      (1,290,967)      (484,838)
                                                    ----------    ------------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $1,665,499    $ (1,282,587)    $ (484,695)
                                                    ==========    ============     ==========


                                                                  EQ/Money Market
                                                   ----------------------------------------------
                                                         2003            2002           2001
                                                   --------------- --------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   3,407,007   $   6,529,434   $ 14,248,528
 Expenses:
  Mortality and expense risk charges .............      2,066,858       2,317,641      2,107,718
                                                    -------------   -------------   ------------
Net Investment Income (Loss) .....................      1,340,149       4,211,793     12,140,810
                                                    -------------   -------------   ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (1,217,067)     (5,188,291)    (1,312,388)
  Realized gain distribution from The Trusts .....              -              --             --
                                                    -------------   -------------   ------------
 Net realized gain (loss) ........................     (1,217,067)     (5,188,291)    (1,312,388)
                                                    -------------   -------------   ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      1,228,788       5,378,377      2,210,091
                                                    -------------   -------------   ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................         11,721         190,086        897,703
                                                    -------------   -------------   ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   1,351,870   $   4,401,879   $ 13,038,513
                                                    =============   =============   ============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/Putnam Growth & Income Value
                                                   ---------------------------------------------
                                                        2003           2002            2001
                                                   ------------- --------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  403,638    $    401,563    $    271,562
 Expenses:
  Mortality and expense risk charges .............     145,248         141,789         133,534
                                                    ----------    ------------    ------------
Net Investment Income (Loss) .....................     258,390         259,774         138,028
                                                    ----------    ------------    ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (966,987)     (1,298,427)       (289,234)
  Realized gain distribution from The Trusts .....          --              --              --
                                                    ----------    ------------    ------------
 Net realized gain (loss) ........................    (966,987)     (1,298,427)       (289,234)
                                                    ----------    ------------    ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................   7,654,314      (5,081,256)     (1,766,064)
                                                    ----------    ------------    ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   6,687,327      (6,379,683)     (2,055,298)
                                                    ----------    ------------    ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $6,945,717    $ (6,119,909)   $ (1,917,270)
                                                    ==========    ============    ============


                                                               EQ/PutnamVoyager
                                                   -----------------------------------------
                                                        2003          2002          2001
                                                   ------------- ------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $     2,536   $    1,952    $       --
 Expenses:
  Mortality and expense risk charges .............        9,796        8,743         6,498
                                                    -----------   ----------    ----------
Net Investment Income (Loss) .....................       (7,260)      (6,791)       (6,498)
                                                    -----------   ----------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (130,523)    (180,020)      (90,894)
  Realized gain distribution from The Trusts .....           --           --            --
                                                    -----------   ----------    ----------
 Net realized gain (loss) ........................     (130,523)    (180,020)      (90,894)
                                                    -----------   ----------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................      514,584     (264,798)     (153,864)
                                                    -----------   ----------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      384,061     (444,818)     (244,758)
                                                    -----------   ----------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   376,801   $ (451,609)   $ (251,256)
                                                    ===========   ==========    ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Small Company Index
                                                   ---------------------------------------
                                                       2003          2002          2001
                                                   ------------ -------------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   38,349    $    4,080    $  3,038
 Expenses:
  Mortality and expense risk charges .............      16,687         4,103       1,415
                                                    ----------    ----------    --------
Net Investment Income (Loss) .....................      21,662           (23)      1,623
                                                    ----------    ----------    --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     259,217       (40,343)     (5,895)
  Realized gain distribution from The Trusts .....          --            --         260
                                                    ----------    ----------    --------
 Net realized gain (loss) ........................     259,217       (40,343)     (5,635)
                                                    ----------    ----------    --------
 Change in unrealized appreciation
  (depreciation) of investments ..................     839,581      (148,885)     38,966
                                                    ----------    ----------    --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   1,098,798      (189,228)     33,331
                                                    ----------    ----------    --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $1,120,461    $ (189,251)   $ 34,954
                                                    ==========    ==========    ========


                                                                                                       Fidelity VIP Asset
                                                                     EQ/Technology                     Manager: Growth (h)
                                                   -------------------------------------------------- --------------------
                                                         2003             2002             2001               2003
                                                   --------------- ----------------- ---------------- --------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $         --     $          --    $       5,346         $     --
 Expenses:
  Mortality and expense risk charges .............       232,593           204,177          221,007               --
                                                    ------------     -------------    -------------         --------
Net Investment Income (Loss) .....................      (232,593)         (204,177)        (215,661)              --
                                                    ------------     -------------    -------------         --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (3,667,713)       (6,118,506)     (18,298,009)           5,903
  Realized gain distribution from The Trusts .....            --                --               --               --
                                                    ------------     -------------    -------------         --------
 Net realized gain (loss) ........................    (3,667,713)       (6,118,506)      18,298,009            5,903
                                                    ------------     -------------    -------------         --------
 Change in unrealized appreciation
  (depreciation) of investments ..................    18,909,006       (13,818,767)       7,601,879          102,299
                                                    ------------     -------------    -------------         --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    15,241,293       (19,937,273)     (10,696,130)         108,202
                                                    ------------     -------------    -------------         --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 15,008,700     $ (20,141,450)   $ (10,911,791)        $108,202
                                                    ============     =============    =============         ========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                     Fidelity VIP       Fidelity VIP         Fidelity VIP
                                                    Contrafund (h)   Equity-Income (h)   Growth & Income (h)
                                                   ---------------- ------------------- ---------------------
                                                         2003               2003                 2003
                                                   ---------------- ------------------- ---------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $     --           $     --             $     --
 Expenses:
  Mortality and expense risk charges .............           --                 --                   --
                                                       --------           --------             --------
Net Investment Income (Loss) .....................           --                 --                   --
                                                       --------           --------             --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       13,868             65,954               10,891
  Realized gain distribution from The Trusts .....           --                 --                   --
                                                       --------           --------             --------
 Net realized gain (loss) ........................       13,868             65,954               10,891
                                                       --------           --------             --------
 Change in unrealized appreciation
  (depreciation) of investments ..................      315,370            311,516              132,444
                                                       --------           --------             --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      329,238            377,470              143,335
                                                       --------           --------             --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $329,238           $377,470             $143,335
                                                       ========           ========             ========


                                                      Fidelity VIP           Fidelity VIP         Fidelity VIP   Fidelity VIP
                                                    High Income (h)   Investment Grade Bond (h)    Mid Cap (h)     Value (h)
                                                   ----------------- --------------------------- -------------- --------------
                                                          2003                   2003                 2003           2003
                                                   ----------------- --------------------------- -------------- --------------
Income and Expenses: Investment Income:
  Dividends from The Trusts ......................      $     --             $       --             $     --        $ 2,589
 Expenses:
  Mortality and expense risk charges .............            --                     --                   --             --
                                                        --------             ----------             --------        -------
Net Investment Income (Loss) .....................            --                     --                   --          2,589
                                                        --------             ----------             --------        -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         5,913                (29,542)               7,198          9,875
  Realized gain distribution from The Trusts .....            --                     --                   --             --
                                                        --------             ----------             --------        -------
 Net realized gain (loss) ........................         5,913                (29,542)               7,198          9,875
                                                        --------             ----------             --------        -------
 Change in unrealized appreciation
  (depreciation) of investments ..................       113,927                 81,467              166,833         52,233
                                                        --------             ----------             --------        -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       119,840                 51,925              174,031         62,108
                                                        --------             ----------             --------        -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $119,840             $   51,925             $174,031        $64,697
                                                        ========             ==========             ========        =======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                        Fidelity VIP
                                                    Value Strategies (h)  MFS Mid Cap Growth (f)
                                                   ---------------------- ----------------------
                                                            2003              2003       2002
                                                   ---------------------- ----------- ----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................        $ 12,099          $    --      $ --
 Expenses:
  Mortality and expense risk charges .............              --              352         1
                                                          --------          -------      ----
Net Investment Income (Loss) .....................          12,099             (352)       (1)
                                                          --------          -------      ----
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............          17,746            2,185         3
  Realized gain distribution from The Trusts .....              --               --        --
                                                          --------          -------      ----
 Net realized gain (loss) ........................          17,746            2,185         3
                                                          --------          -------      ----
 Change in unrealized appreciation
  (depreciation) of investments ..................         107,545           15,800        (6)
                                                          --------          -------      ----
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................         125,291           17,985        (3)
                                                          --------          -------      ----
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................        $137,390          $17,633      $ (4)
                                                          ========          =======      ====


                                                     PEA Renaissance (f)   PIMCO Total Return (f)
                                                   ----------------------- ----------------------
                                                       2003        2002       2003       2002
                                                   ------------ ---------- --------- ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   87,941     $105     $5,422      $1,078
 Expenses:
  Mortality and expense risk charges .............       7,019       (1)       683          43
                                                    ----------     ------   ------      ------
Net Investment Income (Loss) .....................      80,922      104      4,739       1,035
                                                    ----------     -----    ------      ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     203,451       49        472          (1)
  Realized gain distribution from The Trusts .....          --       --         --          --
                                                    ----------     -----    ------      ------
 Net realized gain (loss) ........................     203,451       49        472          (1)
                                                    ----------     -----    ------      ------
 Change in unrealized appreciation
  (depreciation) of investments ..................   1,537,368       13       (251)        145
                                                    ----------     -----    ------      ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   1,740,819       62        221         144
                                                    ----------     -----    ------      ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $1,821,741     $166     $4,960      $1,179
                                                    ==========     =====    ======      ======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,


                                                                                    Vanguard VIF Equity Index
                                                         U.S. Real Estate (g)                  (d)
                                                     ----------------------------   -------------------------
                                                          2003           2002           2003          2002
                                                     -------------   ------------   -----------   -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $       --      $  63,796      $  3,152      $     --
 Expenses:
  Mortality and expense risk charges .............         6,747             --         2,652           123
                                                      ----------      ---------      --------      --------
Net Investment Income (Loss) .....................        (6,747)        63,796           500          (123)
                                                      ----------      ---------      --------      --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       120,772             99         6,219          (789)
  Realized gain distribution from The Trusts .....            --             --         6,303            --
                                                      ----------      ---------      --------      --------
 Net realized gain (loss) ........................       120,772             99        12,522          (789)
                                                      ----------      ---------      --------      --------
 Change in unrealized appreciation
  (depreciation) of investments ..................     1,766,713        (48,679)      110,222        (2,230)
                                                      ----------      ---------      --------      --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     1,887,485        (48,580)      122,744        (3,019)
                                                      ----------      ---------      --------      --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $1,880,738      $  15,216      $123,244      $ (3,142)
                                                      ==========      =========      ========      ========

-------
(a) Commenced Operations on May 2, 2000.
(b) Commenced Operations on September 5, 2000.
(c) Commenced Operations on October 22, 2001.
(d) Commenced Operations on April 26, 2002.
(e) Commenced Operations on May 13, 2002.
(f) Commenced Operations on August 2, 2002.
(g) Commenced Operations on November 5, 2002.
(h) Commenced Operations on May 2, 2003.
(i) Commenced Operations on October 13, 2003.
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,


                                                      AXA Aggressive            AXA Conservative
                                                 Allocation Portfolio (t)   Allocation Portfolio (t)
                                                -------------------------- --------------------------
                                                           2003                       2003
                                                -------------------------- --------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................          $ 2,697                    $  435
 Net realized gain (loss) on investments ......            3,333                        83
 Change in unrealized appreciation
  (depreciation) on investments ...............            9,782                        16
                                                        --------                   -------
 Net increase (decrease) in net assets from
  operations ..................................           15,812                       534
                                                        --------                   -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from
   contractowners .............................          156,093                     6,536
  Transfers between funds and
   guaranteed interest account, net ...........          400,359                    33,568
  Transfers for contract benefits and
   terminations ...............................               --                        --
  Contract maintenance charges ................           (4,327)                     (961)
                                                        --------                   -------
 Net increase (decrease) in net assets from
  contractowners transactions .................          552,125                    39,143
                                                        --------                   -------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................              174                        25
                                                        --------                   -------
Increase (Decrease) in Net Assets .............          568,111                    39,702
Net Assets -- Beginning of Period .............               --                        --
                                                        --------                   -------
Net Assets -- End of Period ...................         $568,111                   $39,702
                                                        ========                   =======
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued .......................................                6                         1
 Redeemed .....................................               (2)                       (1)
                                                        --------                   -------
 Net Increase (Decrease) ......................                5                        --
                                                        --------                   -------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................                1                        --
 Redeemed .....................................               --                        --
                                                        --------                   -------
 Net Increase (Decrease) ......................                1                        --
                                                        --------                   -------


                                                            AXA
                                                     Conservative-Plus                          AXA Moderate
                                                 Allocation Portfolio (t)               Allocation Portfolio (c)(m)
                                                -------------------------- ------------------------------------------------------
                                                           2003                   2003               2002              2001
                                                -------------------------- ------------------ ------------------ ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................          $ 2,076             $   24,574,439     $   12,113,760    $  14,616,778
 Net realized gain (loss) on investments ......              436                   (417,569)       (73,919,467)      (7,624,110)
 Change in unrealized appreciation
  (depreciation) on investments ...............            2,052                208,496,236        (47,302,906)     (31,738,236)
                                                         -------             --------------     --------------    -------------
 Net increase (decrease) in net assets from
  operations ..................................            4,564                232,653,106       (109,108,613)     (24,745,568)
                                                         -------             --------------     --------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from
   contractowners .............................            7,821                130,164,437         64,161,367       52,423,463
  Transfers between funds and
   guaranteed interest account, net ...........          164,349                (48,262,114)       731,918,648      223,284,135
  Transfers for contract benefits and
   terminations ...............................               --                (84,612,101)       (36,918,543)     (31,418,693)
  Contract maintenance charges ................             (910)               (93,083,339)       (48,235,238)     (36,290,597)
                                                         -------             --------------     --------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................          171,260                (95,793,117)       710,926,234      207,998,308
                                                         -------             --------------     --------------    -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................              116                 (2,453,226)         3,424,742          (38,485)
                                                         -------             --------------     --------------    -------------
Increase (Decrease) in Net Assets .............          175,940                134,406,763        605,242,363      183,214,255
Net Assets -- Beginning of Period .............               --              1,300,231,111        694,988,748      511,774,493
                                                         -------             --------------     --------------    -------------
Net Assets -- End of Period ...................          $175,940            $1,434,637,874     $1,300,231,111    $ 694,988,748
                                                         ========            ==============     ==============    =============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued .......................................                2                        451              2,245              746
 Redeemed .....................................               (1)                      (700)              (362)            (287)
                                                         --------            --------------     --------------    -------------
 Net Increase (Decrease) ......................                2                       (249)             1,883              459
                                                         --------            --------------     --------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................               --                        232                418              153
 Redeemed .....................................               --                       (156)               (63)             (33)
                                                         --------            --------------     --------------    -------------
 Net Increase (Decrease) ......................               --                         76                355              120
                                                         --------            --------------     --------------    -------------


                                                 AXA Moderate-Plus
                                                     Allocation
                                                   Portfolio (t)
                                                -------------------
                                                        2003
                                                -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................     $    7,626
 Net realized gain (loss) on investments ......             47
 Change in unrealized appreciation
  (depreciation) on investments ...............         34,010
                                                    ----------
 Net increase (decrease) in net assets from
  operations ..................................         41,683
                                                    ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from
   contractowners .............................        127,056
  Transfers between funds and
   guaranteed interest account, net ...........      1,124,465
  Transfers for contract benefits and
   terminations ...............................             --
  Contract maintenance charges ................         (9,940)
                                                    ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................      1,241,581
                                                    ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................            635
                                                    ----------
Increase (Decrease) in Net Assets .............      1,283,899
Net Assets -- Beginning of Period .............             --
                                                    ----------
Net Assets -- End of Period ...................     $1,283,899
                                                    ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             10
 Redeemed .....................................             --
                                                    ----------
 Net Increase (Decrease) ......................             10
                                                    ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................              1
 Redeemed .....................................             --
                                                    ----------
 Net Increase (Decrease) ......................              1
                                                    ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            AXA Premier VIP Aggressive Equity
                                                   ----------------------------------------------------
                                                         2003              2002              2001
                                                   ---------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  (2,502,472)   $    (2,672,675)  $      (304,688)
 Net realized gain (loss) on investments .........    (12,236,585)       (59,641,031)     (212,487,401)
 Change in unrealized appreciation
  (depreciation) on investments ..................    155,648,109       (105,197,028)        3,263,156
                                                    -------------    ---------------   ---------------
 Net increase (decrease) in net assets from
  operations .....................................    140,909,052       (167,510,734)     (209,528,933)
                                                    -------------    ---------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     65,485,810         78,157,422        96,108,525
  Transfers between funds and guaranteed
   interest account, net .........................    (14,254,228)       (38,657,243)      (44,712,711)
  Transfers for contract benefits and
   terminations ..................................    (24,339,337)       (27,849,325)      (33,567,150)
  Contract maintenance charges ...................    (41,073,606)       (45,225,256)      (49,339,864)
                                                    -------------    ---------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (14,181,361)       (33,574,402)      (31,511,200)
                                                    -------------    ---------------   ---------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         30,593             20,968            73,978
                                                    -------------    ---------------   ---------------
Increase (Decrease) in Net Assets ................    126,758,284       (201,064,168)     (240,966,155)
Net Assets -- Beginning of Period ................    388,577,360        589,641,528       830,607,683
                                                    -------------    ---------------   ---------------
Net Assets -- End of Period ......................  $ 515,335,644    $   388,577,360   $   589,641,528
                                                    =============    ===============   ===============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            283                940             2,128
 Redeemed ........................................           (318)            (1,039)           (2,192)
                                                    -------------    ---------------   ---------------
 Net Increase (Decrease) .........................            (35)               (99)              (64)
                                                    -------------    ---------------   ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................             74                329               327
 Redeemed ........................................            (43)              (284)             (274)
                                                    -------------    ---------------   ---------------
 Net Increase (Decrease) .........................             31                 45                53
                                                    -------------    ---------------   ---------------


                                                     AXA Premier VIP Core Bond (e)   AXA Premier VIP Health Care (e)
                                                   --------------------------------- --------------------------------
                                                          2003             2002             2003            2002
                                                   ----------------- --------------- ----------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   983,381       $   389,921      $   68,592      $   (6,461)
 Net realized gain (loss) on investments .........       170,371            66,068         199,019         (61,765)
 Change in unrealized appreciation
  (depreciation) on investments ..................      (201,692)          118,318       1,168,545         (27,114)
                                                     -----------       -----------      ----------      ----------
 Net increase (decrease) in net assets from
  operations .....................................       952,060           574,307       1,436,156         (95,340)
                                                     -----------       -----------      ----------      ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     9,919,519         2,441,018       2,347,028         404,115
  Transfers between funds and guaranteed
   interest account, net .........................    11,778,742        20,587,154       5,467,682       2,505,731
  Transfers for contract benefits and
   terminations ..................................    (1,853,286)         (283,925)       (184,060)        (37,907)
  Contract maintenance charges ...................    (2,841,270)         (519,567)       (470,119)        (78,190)
                                                     -----------       -----------      ----------      ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    17,003,705        22,224,680       7,160,531       2,793,749
                                                     -----------       -----------      ----------      ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        42,567            19,788          25,610           6,461
                                                     -----------       -----------      ----------      ----------
Increase (Decrease) in Net Assets ................    17,998,332        22,818,775       8,622,297       2,704,870
Net Assets -- Beginning of Period ................    22,818,775                --       2,704,870              --
                                                     -----------       -----------      ----------      ----------
Net Assets -- End of Period ......................   $40,817,107       $22,818,775     $11,327,167      $2,704,870
                                                     ===========       ===========     ============     ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            36                 1               8              --
 Redeemed ........................................            (8)               --              (1)             --
                                                     -----------       -----------     -----------      ----------
 Net Increase (Decrease) .........................            28                 1               7              --
                                                     -----------       -----------     -----------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           435               272             107              83
 Redeemed ........................................          (307)              (61)            (39)            (49)
                                                     -----------       -----------      ------------     ---------
 Net Increase (Decrease) .........................           128               211              68              34
                                                     -------------     -----------      ------------     ---------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               AXA Premier VIP High Yield
                                                   --------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   9,139,101    $  10,681,084    $  11,182,251
 Net realized gain (loss) on investments .........        599,730      (14,071,175)     (19,177,544)
 Change in unrealized appreciation
  (depreciation) on investments ..................     20,725,848         (252,884)       8,741,806
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     30,464,679       (3,642,975)         746,513
                                                    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     20,872,021       17,316,670       18,089,741
  Transfers between funds and guaranteed
   interest account, net .........................     45,035,004        7,117,075       (3,097,120)
  Transfers for contract benefits and
   terminations ..................................     (6,569,977)      (8,188,562)      (6,596,529)
  Contract maintenance charges ...................    (10,275,631)      (9,527,664)      (9,310,362)
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     49,061,417        6,717,519         (914,270)
                                                    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         82,016          (10,748)          (4,036)
                                                    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................     79,608,112        3,063,796         (171,793)
Net Assets -- Beginning of Period ................    124,988,074      121,924,278      122,096,071
                                                    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 204,596,186    $ 124,988,074    $ 121,924,278
                                                    =============    =============    =============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................          1,034              507              437
 Redeemed ........................................           (861)            (488)            (454)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................            173               19              (17)
                                                    -------------    -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            145              119               54
 Redeemed ........................................            (96)             (62)             (17)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................             49               57               37
                                                    -------------    -------------    -------------


                                                         AXA Premier VIP        AXA Premier VIP Large Cap
                                                    International Equity (e)         Core Equity (e)
                                                   --------------------------- ----------------------------
                                                         2003          2002          2003           2002
                                                   ---------------- ---------- ---------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $   19,348      $  (135)    $   1,420      $    18
 Net realized gain (loss) on investments .........        12,403       (1,759)       20,389           --
 Change in unrealized appreciation
  (depreciation) on investments ..................       455,052       (1,906)      150,285         (397)
                                                      ----------      --------     --------       -------
 Net increase (decrease) in net assets from
  operations .....................................       486,803       (3,800)      172,094         (379)
                                                      ----------      --------     --------       -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........       796,174       14,918       605,757         4,746
  Transfers between funds and guaranteed
   interest account, net .........................     3,807,436       75,001     1,402,389        25,408
  Transfers for contract benefits and
   terminations ..................................       (14,818)      (1,034)           --            --
  Contract maintenance charges ...................      (112,748)      (1,461)      (82,349)         (394)
                                                      ----------     --------     ---------       -------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     4,476,044       88,458     1,924,763        29,760
                                                      ----------     --------     ---------       -------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         4,045          135         2,186             8
                                                      ----------     --------     ---------       -------
Increase (Decrease) in Net Assets ................     4,966,892       84,793     2,099,043        29,389
Net Assets -- Beginning of Period ................        84,793       29,389            --            --
                                                      ----------     --------     ---------       -------
Net Assets -- End of Period ......................    $5,051,685     $ 84,793    $2,128,432       $29,389
                                                      ==========     ========    ==========       =======
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            9            --             8            --
 Redeemed ........................................           (1)           --            (2)           --
                                                      ----------     --------     ---------       -------
 Net Increase (Decrease) .........................            8            --             6            --
                                                      ----------     --------     ---------       -------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           48             1            15            --
 Redeemed ........................................          (12)           --            (3)           --
                                                      ----------     --------     ---------       -------
 Net Increase (Decrease) .........................           36             1            12           --
                                                      ----------     --------     ---------       -------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                         AXA Premier VIP              AXA Premier VIP
                                                       Large Cap Growth (e)         Large Cap Value (e)
                                                   ---------------------------- ----------------------------
                                                         2003           2002          2003           2002
                                                   ---------------- ----------- ---------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $  (9,390)     $   (133)     $  49,574      $    698
 Net realized gain (loss) on investments .........      110,054          (116)        33,880           654
 Change in unrealized appreciation
  (depreciation) on investments ..................      394,490        (4,016)       321,233        (2,971)
                                                      ---------      --------      ---------      --------
 Net increase (decrease) in net assets from
  operations .....................................      495,154        (4,265)       404,687        (1,619)
                                                      ---------      --------      ---------      --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    1,268,026         5,862        642,202        19,300
  Transfers between funds and guaranteed
   interest account, net .........................    4,856,491       132,409      2,173,572       219,668
  Transfers for contract benefits and
   terminations ..................................      (27,179)           --        (13,954)           --
  Contract maintenance charges ...................     (183,401)         (912)      (119,544)       (1,519)
                                                      ---------      --------      ---------      --------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    5,913,937       137,359      2,682,276       237,449
                                                      ---------      --------      ---------      --------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        9,390           132          5,411           276
                                                      ---------      --------      ---------      --------
Increase (Decrease) in Net Assets ................    6,418,481       133,226      3,092,374       236,106
Net Assets -- Beginning of Period ................      133,226            --        236,106            --
                                                      ---------      --------      ---------      --------
Net Assets -- End of Period ......................    $6,551,707     $133,226      $3,328,480     $236,106
                                                      ==========     ========      ==========     ========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           13            --              7            --
 Redeemed ........................................           (3)           --             (2)           --
                                                      ------------   --------      ------------   --------
 Net Increase (Decrease) .........................           10            --              5            --
                                                      -----------    --------      -----------    --------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           88             2             46             3
 Redeemed ........................................          (30)           --            (24)           --
                                                      -----------    --------      -----------    --------
 Net Increase (Decrease) .........................           58             2             22             3
                                                      -----------    --------      -----------    --------


                                                          AXA Premier VIP                AXA Premier VIP
                                                     Small/Mid Cap Growth (e)        Small/Mid Cap Value (e)
                                                   ----------------------------- -------------------------------
                                                         2003           2002            2003            2002
                                                   ---------------- ------------ ----------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $  70,331       $   (133)    $    (5,639)     $  (12,312)
 Net realized gain (loss) on investments .........      203,068           (519)        945,450        (368,050)
 Change in unrealized appreciation
  (depreciation) on investments ..................      457,654         (1,413)      4,000,286        (101,311)
                                                      ---------       --------     -----------      ----------
 Net increase (decrease) in net assets from
  operations .....................................      731,053         (2,065)      4,940,098        (481,673)
                                                      ---------       --------     -----------      ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    1,734,065         27,336       4,119,371         982,267
  Transfers between funds and guaranteed
   interest account, net .........................    5,943,405         90,714      10,744,114       6,465,930
  Transfers for contract benefits and
   terminations ..................................      (69,956)            --        (368,523)        (65,138)
  Contract maintenance charges ...................     (234,236)        (1,901)     (1,037,154)       (212,475)
                                                      ---------       --------     -----------      ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    7,373,278        116,149      13,457,808       7,170,584
                                                      ---------       --------     -----------      ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........       10,091            133          37,283          11,402
                                                      ---------       --------     -----------      ----------
Increase (Decrease) in Net Assets ................    8,114,422        114,217      18,435,189       6,700,313
Net Assets -- Beginning of Period ................      114,217             --       6,700,313              --
                                                      ---------       --------     -----------      ----------
Net Assets -- End of Period ......................   $8,228,639       $114,217     $25,135,502      $6,700,313
                                                      =========       ========     ===========      ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           15             --              11              --
 Redeemed ........................................           (3)            --              (2)             --
                                                      ------------    --------     --------------   ----------
 Net Increase (Decrease) .........................           12             --               9              --
                                                      -----------     --------     -------------    ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................          137              1             259             175
 Redeemed ........................................          (66)            --            (120)            (85)
                                                      -----------     --------     -------------    ----------
 Net Increase (Decrease) .........................           71              1             139              90
                                                      -----------     --------     -------------    ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                                 AXA Rosenberg VIT
                                                    AXA Premier VIP Technology   Value Long/Short
                                                               (e)                  Equity (s)          Davis Value (i)
                                                   ---------------------------- ------------------ --------------------------
                                                         2003           2002           2003            2003          2002
                                                   ---------------- ----------- ------------------ ------------ -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $ 182,346      $    (40)      $   (6,974)     $   2,599      $  105
 Net realized gain (loss) on investments .........      104,723          (513)         (37,493)         1,656          (4)
 Change in unrealized appreciation
  (depreciation) on investments ..................      392,166        (5,029)         (15,109)        37,531        (168)
                                                      ---------      --------       ----------      ---------     -------
 Net increase (decrease) in net assets from
  operations .....................................      679,235        (5,582)         (59,576)        41,786         (67)
                                                      ---------      --------       ----------      ---------     -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    1,118,275         8,950          155,350        160,236      13,673
  Transfers between funds and guaranteed
   interest account, net .........................    6,684,717        44,425        1,296,141         51,940       8,413
  Transfers for contract benefits and
   terminations ..................................      (89,824)           --           (1,213)            --          --
  Contract maintenance charges ...................     (226,316)       (1,172)         (57,442)       (19,280)       (986)
                                                      ---------      --------       ----------      ---------     -------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    7,486,852        52,203        1,392,836        192,896      21,100
                                                      ---------      --------       ----------      ---------     -------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........       10,192            90        6,754,282            754          16
                                                      ---------      --------       ----------      ---------     -------
Increase (Decrease) in Net Assets ................    8,176,279        46,711        8,087,542        235,436      21,049
Net Assets -- Beginning of Period ................       46,711            --               --         21,049          --
                                                      ---------      --------       ----------      ---------     -------
Net Assets -- End of Period ......................   $8,222,990      $ 46,711       $8,087,542      $ 256,485     $21,049
                                                      ==========     ========       ==========      =========     =======
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            7            --               --              2          --
 Redeemed ........................................           (1)           --               --             --          --
                                                      ----------     --------       ----------      ---------     -------
 Net Increase (Decrease) .........................            6            --               --              2          --
                                                      -----------    --------       ----------      ---------     -------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           94             1              140             --          --
 Redeemed ........................................          (15)           --             (126)            --          --
                                                      ----------     --------       ----------      ---------     -------
 Net Increase (Decrease) .........................           79             1               14             --          --
                                                      ----------     --------       ----------      ---------     -------


                                                                   EQ/Alliance Common Stock
                                                   ---------------------------------------------------------
                                                          2003                2002               2001
                                                   ------------------ ------------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   21,972,809    $     (10,183,530)   $   50,342,309
 Net realized gain (loss) on investments .........      (98,013,729)        (282,690,026)      (99,169,632)
 Change in unrealized appreciation
  (depreciation) on investments ..................      829,623,818         (562,599,358)     (277,010,784)
                                                     --------------    -----------------    --------------
 Net increase (decrease) in net assets from
  operations .....................................      753,582,898         (855,472,914)     (325,838,107)
                                                     --------------    -----------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      222,634,232          259,033,806       316,285,256
  Transfers between funds and guaranteed
   interest account, net .........................      (53,811,227)         160,545,404      (103,425,024)
  Transfers for contract benefits and
   terminations ..................................      (98,496,753)         (98,662,567)     (112,788,632)
  Contract maintenance charges ...................     (136,228,809)        (145,844,052)     (151,157,302)
                                                     --------------    -----------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      (65,902,557)        (146,018,217)      (51,085,702)
                                                     --------------    -----------------    --------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........           16,233              (96,967)          162,962
                                                     --------------    -----------------    --------------
Increase (Decrease) in Net Assets ................      687,696,574       (1,001,588,098)     (376,760,847)
Net Assets -- Beginning of Period ................    1,580,784,972        2,582,373,070     2,959,133,917
                                                     --------------    -----------------    --------------
Net Assets -- End of Period ......................   $2,268,481,546    $   1,580,784,972    $2,582,373,070
                                                     ==============    =================    ==============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................              674                1,099             1,003
 Redeemed ........................................             (822)              (1,476)           (1,106)
                                                     --------------    -----------------    --------------
 Net Increase (Decrease) .........................             (148)                (377)             (103)
                                                     --------------    -----------------    --------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................              655                1,041               811
 Redeemed ........................................             (420)                (672)             (321)
                                                     --------------    -----------------    --------------
 Net Increase (Decrease) .........................              235                  369               490
                                                     --------------    -----------------    --------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/Alliance Growth and Income
                                                   --------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   2,872,385    $   3,093,322    $   1,705,274
 Net realized gain (loss) on investments .........    (10,016,865)     (12,331,969)       6,285,604
 Change in unrealized appreciation
  (depreciation) on investments ..................    105,430,090      (79,684,492)     (14,338,526)
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     98,285,610      (88,923,139)      (6,347,648)
                                                    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     61,707,782       69,038,408       63,003,886
  Transfers between funds and guaranteed
   interest account, net .........................     (8,507,510)       7,862,420       61,784,294
  Transfers for contract benefits and
   terminations ..................................    (19,878,187)     (17,826,101)     (12,314,818)
  Contract maintenance charges ...................    (26,110,653)     (25,918,212)     (20,046,318)
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      7,211,432       33,156,515       92,427,044
                                                    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         23,392           89,300           21,489
                                                    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................    105,520,434      (55,677,324)      86,100,885
Net Assets -- Beginning of Period ................    325,191,076      380,868,400      294,767,515
                                                    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 430,711,510    $ 325,191,076    $ 380,868,400
                                                    =============    =============    =============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            334              519            2,204
 Redeemed ........................................           (357)            (501)          (1,983)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................            (23)              18              221
                                                    -------------    -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            313              426              374
 Redeemed ........................................           (192)            (173)            (102)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................            121              253              272
                                                    -------------    -------------    -------------


                                                    EQ/Alliance Intermediate Government Securities
                                                   -------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   7,107,037     $  7,789,624    $  4,007,079
 Net realized gain (loss) on investments .........      2,820,083        3,434,994       1,290,483
 Change in unrealized appreciation
  (depreciation) on investments ..................     (5,661,973)       1,872,609       1,797,986
                                                    -------------     ------------    ------------
 Net increase (decrease) in net assets from
  operations .....................................      4,265,147       13,097,227       7,095,548
                                                    -------------     ------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     54,232,966       26,152,775      19,225,366
  Transfers between funds and guaranteed
   interest account, net .........................    (21,969,343)      56,911,418      31,274,865
  Transfers for contract benefits and
   terminations ..................................    (33,169,186)      (5,801,501)     (4,636,804)
  Contract maintenance charges ...................    (14,628,560)      (9,325,143)     (5,020,072)
                                                    -------------     ------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (15,534,123)      67,937,549      40,843,355
                                                    -------------     ------------    ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         32,958         (362,058)       (259,993)
                                                    -------------     ------------    ------------
Increase (Decrease) in Net Assets ................    (11,236,018)      80,672,718      47,678,910
Net Assets -- Beginning of Period ................    203,678,031      123,005,313      75,326,403
                                                    -------------     ------------    ------------
Net Assets -- End of Period ......................  $ 192,442,013     $203,678,031    $123,005,313
                                                    =============     ============    ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            702              687             446
 Redeemed ........................................           (799)            (407)           (233)
                                                    -------------     ------------    ------------
 Net Increase (Decrease) .........................            (97)             280             213
                                                    -------------     ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            152              197              90
 Redeemed ........................................           (118)             (71)            (41)
                                                    -------------     ------------    ------------
 Net Increase (Decrease) .........................             34              126              49
                                                    -------------     ------------    ------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/Alliance International (l)(r)
                                                   --------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   5,988,205    $    (512,469)   $      687,507
 Net realized gain (loss) on investments .........     (1,479,090)      (7,215,832)       (8,005,230)
 Change in unrealized appreciation
  (depreciation) on investments ..................    125,782,343       (8,098,384)       (9,474,456)
                                                    -------------    -------------    --------------
 Net increase (decrease) in net assets from
  operations .....................................    130,291,458      (15,826,685)      (16,792,179)
                                                    -------------    -------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     55,321,725       13,535,886        11,004,808
  Transfers between funds and guaranteed
   interest account, net .........................    (13,473,304)     344,116,979        (4,327,437)
  Transfers for contract benefits and
   terminations ..................................    (24,462,854)      (6,047,514)       (2,344,613)
  Contract maintenance charges ...................    (30,514,513)      (7,253,560)       (4,271,767)
                                                    -------------    -------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (13,128,946)     344,351,791            60,991
                                                    -------------    -------------    --------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........     (1,374,307)       2,060,152            21,335
                                                    -------------    -------------    --------------
Increase (Decrease) in Net Assets ................    115,788,205      330,585,258       (16,709,853)
Net Assets -- Beginning of Period ................    386,409,488       55,824,230        72,534,083
                                                    -------------    -------------    --------------
Net Assets -- End of Period ......................  $ 502,197,693    $ 386,409,488    $   55,824,230
                                                    =============    =============    ==============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................          1,443            4,121               891
 Redeemed ........................................         (1,644)            (735)             (908)
                                                    -------------    -------------    --------------
 Net Increase (Decrease) .........................           (201)           3,386               (17)
                                                    -------------    -------------    --------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            217              389                49
 Redeemed ........................................           (134)             (69)              (22)
                                                    -------------    -------------    --------------
 Net Increase (Decrease) .........................             83              320                27
                                                    -------------    -------------    --------------


                                                                EQ/Alliance Premier Growth
                                                   ----------------------------------------------------
                                                          2003             2002              2001
                                                   ----------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  (488,466)     $     (533,187)  $      (946,223)
 Net realized gain (loss) on investments .........    (5,919,173)        (12,440,696)     (127,060,769)
 Change in unrealized appreciation
  (depreciation) on investments ..................    23,984,232         (23,255,572)       66,507,612
                                                     -----------      --------------   ---------------
 Net increase (decrease) in net assets from
  operations .....................................    17,576,593         (36,229,455)      (61,499,380)
                                                     -----------      --------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    20,586,155          26,537,732        35,081,429
  Transfers between funds and guaranteed
   interest account, net .........................    (6,635,638)         (9,824,974)     (256,325,233)
  Transfers for contract benefits and
   terminations ..................................    (4,800,125)         (5,959,342)       (4,042,683)
  Contract maintenance charges ...................    (8,941,622)         (9,858,957)      (10,065,785)
                                                     -----------      --------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................       208,770             894,459      (235,352,272)
                                                     -----------      --------------   ---------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        46,379              27,423            28,641
                                                     -----------      --------------   ---------------
Increase (Decrease) in Net Assets ................    17,831,742         (35,307,573)     (296,823,011)
Net Assets -- Beginning of Period ................    77,900,860         113,208,433       410,031,444
                                                     -----------      --------------   ---------------
Net Assets -- End of Period ......................   $95,732,602      $   77,900,860   $   113,208,433
                                                     ===========      ==============   ===============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            10                  --                --
 Redeemed ........................................            (2)                 --                --
                                                     --------------   --------------   ---------------
 Net Increase (Decrease) .........................             8                  --                --
                                                     -------------    --------------   ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           548               1,341             4,469
 Redeemed ........................................          (559)             (1,335)           (7,162)
                                                     -------------    --------------   ---------------
 Net Increase (Decrease) .........................           (11)                  6            (2,693)
                                                     -------------    --------------   ---------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                EQ/Alliance Quality Bond
                                                   ---------------------------------------------------
                                                         2003             2002              2001
                                                   ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   3,660,407    $   5,727,516    $     6,478,879
 Net realized gain (loss) on investments .........      3,849,961        2,643,324         16,218,499
 Change in unrealized appreciation
  (depreciation) on investments ..................     (2,010,661)       3,131,824         (6,369,381)
                                                    -------------    -------------    ---------------
 Net increase (decrease) in net assets from
  operations .....................................      5,499,707       11,502,664         16,327,997
                                                    -------------    -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     32,679,435       24,989,878         16,627,569
  Transfers between funds and guaranteed
   interest account, net .........................    (14,843,302)       6,636,689       (332,114,013)
  Transfers for contract benefits and
   terminations ..................................    (19,239,552)     (11,231,178)        (6,024,239)
  Contract maintenance charges ...................    (10,580,172)      (8,707,595)        (5,122,804)
                                                    -------------    -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (11,983,591)      11,687,794       (326,633,487)
                                                    -------------    -------------    ---------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         27,348          (84,372)            17,676
                                                    -------------    -------------    ---------------
Increase (Decrease) in Net Assets ................     (6,456,536)      23,106,086       (310,287,814)
Net Assets -- Beginning of Period ................    168,395,157      145,289,071        455,576,885
                                                    -------------    -------------    ---------------
Net Assets -- End of Period ......................  $ 161,938,621    $ 168,395,157    $   145,289,071
                                                    =============    =============    ===============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            499              472                478
 Redeemed ........................................           (592)            (471)            (2,766)
                                                    -------------    -------------    ---------------
 Net Increase (Decrease) .........................            (93)               1             (2,288)
                                                    -------------    -------------    ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            113              140                 91
 Redeemed ........................................            (80)             (43)               (16)
                                                    -------------    -------------    ---------------
 Net Increase (Decrease) .........................             33               97                 75
                                                    -------------    -------------    ---------------


                                                          EQ/Alliance Small Cap Growth (e)(h)
                                                   --------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $    (754,298)   $    (706,838)   $     828,990
 Net realized gain (loss) on investments .........     (3,849,200)     (10,597,509)     (29,209,377)
 Change in unrealized appreciation
  (depreciation) on investments ..................     54,131,901      (37,690,401)      10,471,452
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     49,528,403      (48,994,748)     (17,908,935)
                                                    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     25,927,063       27,971,022       27,628,862
  Transfers between funds and guaranteed
   interest account, net .........................      3,892,546        6,035,965       (1,365,248)
  Transfers for contract benefits and
   terminations ..................................     (7,063,448)      (5,940,210)      (4,420,805)
  Contract maintenance charges ...................    (10,013,166)      (9,547,001)      (8,183,889)
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     12,742,995       18,519,776       13,658,920
                                                    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         30,284          (34,857)          61,768
                                                    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................     62,301,682      (30,509,829)      (4,188,247)
Net Assets -- Beginning of Period ................    116,361,545      146,871,374      151,059,621
                                                    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 178,663,227    $ 116,361,545    $ 146,871,374
                                                    =============    =============    =============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            381            1,432            3,458
 Redeemed ........................................           (332)          (1,391)          (3,437)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................             49               41               21
                                                    -------------    -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            169              206              162
 Redeemed ........................................            (97)             (79)             (48)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................             72              127              114
                                                    -------------    -------------    -------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/Bernstein Diversified Value (b)
                                                   -----------------------------------------------------
                                                          2003               2002              2001
                                                   ------------------ ------------------ ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  1,205,613       $    964,032      $    481,910
 Net realized gain (loss) on investments .........     (1,716,205)        (1,010,461)          994,294
 Change in unrealized appreciation
  (depreciation) on investments ..................     34,423,648        (15,360,826)       (2,419,314)
                                                     ------------       ------------      ------------
 Net increase (decrease) in net assets from
  operations .....................................     33,913,056        (15,407,255)         (943,110)
                                                     ------------       ------------      ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     25,623,460         19,091,549         7,544,069
  Transfers between funds and guaranteed
   interest account, net .........................     11,148,400         32,006,493        79,211,110
  Transfers for contract benefits and
   terminations ..................................     (7,425,761)        (3,233,637)       (1,699,250)
  Contract maintenance charges ...................     (8,601,429)        (6,155,555)       (2,322,983)
                                                     ------------       ------------      ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     20,744,670         41,708,850        82,732,946
                                                     ------------       ------------      ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         31,971             82,625            38,863
                                                     ------------       ------------      ------------
Increase (Decrease) in Net Assets ................     54,689,697         26,384,220        81,828,699
Net Assets -- Beginning of Period ................    108,740,784         82,356,564           527,865
                                                     ------------       ------------      ------------
Net Assets -- End of Period ......................   $163,430,481       $108,740,784      $ 82,356,564
                                                     ============       ============      ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             33                  2               188
 Redeemed ........................................             (6)                (1)             (188)
                                                     ------------       ------------      ------------
 Net Increase (Decrease) .........................             27                  1                --
                                                     ------------       ------------      ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            594                812               765
 Redeemed ........................................           (425)              (407)             (177)
                                                     ------------       ------------      ------------
 Net Increase (Decrease) .........................            169                405               588
                                                     ------------       ------------      ------------

                                                   EQ/Calvert Socially
                                                     Responsible (e)            EQ/Capital Guardian International
                                                   -------------------- -------------------------------------------------
                                                      2003       2002         2003             2002             2001
                                                   ---------- --------- ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $    (3)   $    28     $  15,513        $  11,782       $    7,122
 Net realized gain (loss) on investments .........        5         --       (29,722)        (102,617)         (15,224)
 Change in unrealized appreciation
  (depreciation) on investments ..................   14,513        844       602,982         (120,182)         (92,323)
                                                    -------    -------     ---------        ---------        ---------
 Net increase (decrease) in net assets from
  operations .....................................   14,515        872       588,773         (211,017)        (100,425)
                                                    -------    -------     ---------        ---------        ---------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      323         --       309,473          182,015          202,314
  Transfers between funds and guaranteed
   interest account, net .........................    1,455         --       464,221          599,543          280,606
  Transfers for contract benefits and
   terminations ..................................       --         --        (8,532)             (77)            (457)
  Contract maintenance charges ...................      (70)        --       (90,466)         (55,104)         (27,827)
                                                    -------    -------     ---------        ---------        ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    1,708         --       674,696          726,377          454,636
                                                    -------    -------     ---------        ---------        ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        3     49,972        10,998          106,802            1,527
                                                    -------    -------     ---------        ---------        ---------
Increase (Decrease) in Net Assets ................   16,226     50,844     1,274,467          622,162          355,738
Net Assets -- Beginning of Period ................   50,844         --     1,397,618          775,456          419,718
                                                    -------    -------     ---------        ---------        ---------
Net Assets -- End of Period ......................  $67,070    $50,844    $2,672,085       $1,397,618       $  775,456
                                                    =======    =======    ==========       ==========        =========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................        2         --             1               --               --
 Redeemed ........................................       --         --            --               --               --
                                                    -------    -------    ----------       ----------        ---------
 Net Increase (Decrease) .........................        2         --             1               --               --
                                                    -------    -------    ----------       ----------        ---------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................       --         --             9               12                6
 Redeemed ........................................       --         --            (2)              (3)              (1)
                                                    -------    -------   -----------      -----------       ----------
 Net Increase (Decrease) .........................       --         --             7                9                5
                                                    -------    -------   -----------      -----------       ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/Capital Guardian Research (k)
                                                   ----------------------------------------------
                                                         2003            2002           2001
                                                   --------------- --------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $    (36,452)   $     42,410     $   (6,011)
 Net realized gain (loss) on investments .........       (51,548)     (1,282,242)       (96,597)
 Change in unrealized appreciation
  (depreciation) on investments ..................    17,301,615      (4,103,762)       105,383
                                                    ------------    ------------     ----------
 Net increase (decrease) in net assets from
  operations .....................................    17,213,615      (5,343,594)         2,775
                                                    ------------    ------------     ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    12,355,158       3,704,772      1,822,578
  Transfers between funds and guaranteed
   interest account, net .........................     1,706,276      47,561,702      3,683,627
  Transfers for contract benefits and
   terminations ..................................    (3,274,480)       (544,235)       (81,815)
  Contract maintenance charges ...................    (4,697,519)     (1,025,640)      (333,607)
                                                    ------------    ------------     ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     6,089,435      49,696,599      5,090,783
                                                    ------------    ------------     ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........      (242,723)        484,706         11,644
                                                    ------------    ------------     ----------
Increase (Decrease) in Net Assets ................    23,060,327      44,837,711      5,105,202
Net Assets -- Beginning of Period ................    52,994,264       8,156,553      3,051,351
                                                    ------------    ------------     ----------
Net Assets -- End of Period ......................  $ 76,054,591    $ 52,994,264     $8,156,553
                                                    ============    ============     ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             1               1             --
 Redeemed ........................................            --              --             --
                                                    ------------    ------------     ----------
 Net Increase (Decrease) .........................             1               1             --
                                                    ------------    ------------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           272             650            174
 Redeemed ........................................          (209)            (90)          (127)
                                                    ------------    ------------     ----------
 Net Increase (Decrease) .........................            63             560             47
                                                    ------------    ------------     ----------


                                                         EQ/Capital Guardian U.S. Equity (g)
                                                   ------------------------------------------------
                                                          2003             2002           2001
                                                   ----------------- --------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (61,949)     $        616     $    3,410
 Net realized gain (loss) on investments .........      (331,165)       (1,685,469)       (56,949)
 Change in unrealized appreciation
  (depreciation) on investments ..................    11,128,907        (2,434,159)       154,385
                                                     -----------      ------------     ----------
 Net increase (decrease) in net assets from
  operations .....................................    10,735,793        (4,119,012)       100,846
                                                     -----------      ------------     ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     6,004,649         3,618,847      1,068,480
  Transfers between funds and guaranteed
   interest account, net .........................    11,285,265        16,903,221      6,314,186
  Transfers for contract benefits and
   terminations ..................................    (1,013,193)         (385,660)       (51,509)
  Contract maintenance charges ...................    (1,782,365)         (930,863)      (272,829)
                                                     -----------      ------------     ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    14,494,356        19,205,545      7,058,328
                                                     -----------      ------------     ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        50,563           179,995         11,558
                                                     -----------      ------------     ----------
Increase (Decrease) in Net Assets ................    25,280,712        15,266,528      7,170,732
Net Assets -- Beginning of Period ................    24,428,130         9,161,602      1,990,870
                                                     -----------      ------------     ----------
Net Assets -- End of Period ......................   $49,708,842      $ 24,428,130     $9,161,602
                                                     ===========      ============     ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            10                --             --
 Redeemed ........................................            (1)               --             --
                                                     --------------   ------------     ----------
 Net Increase (Decrease) .........................             9                --             --
                                                     -------------    ------------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           278               297             85
 Redeemed ........................................          (136)              (76)           (16)
                                                     -------------    ------------     ----------
 Net Increase (Decrease) .........................           142               221             69
                                                     -------------    ------------     ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Emerging Markets Equity
                                                   --------------------------------------------------
                                                          2003             2002            2001
                                                   ----------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   179,316      $   (201,686)   $     (164,902)
 Net realized gain (loss) on investments .........    (1,422,158)       (7,917,528)      (15,699,665)
 Change in unrealized appreciation
  (depreciation) on investments ..................    23,947,240         4,148,601        13,760,152
                                                     -----------      ------------    --------------
 Net increase (decrease) in net assets from
  operations .....................................    22,704,398        (3,970,613)       (2,104,415)
                                                     -----------      ------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     8,661,941         8,003,310         8,992,159
  Transfers between funds and guaranteed
   interest account, net .........................     4,775,272         5,364,231        (5,239,900)
  Transfers for contract benefits and
   terminations ..................................    (2,567,038)       (1,823,148)       (1,302,774)
  Contract maintenance charges ...................    (3,368,524)       (3,343,438)       (3,268,963)
                                                     -----------      ------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     7,501,651         8,200,955          (819,478)
                                                     -----------      ------------    --------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        24,721            78,411             4,496
                                                     -----------      ------------    --------------
Increase (Decrease) in Net Assets ................    30,230,770         4,308,753        (2,919,397)
Net Assets -- Beginning of Period ................    41,021,741        36,712,988        39,632,385
                                                     -----------      ------------    --------------
Net Assets -- End of Period ......................   $71,252,511      $ 41,021,741    $   36,712,988
                                                     ===========      ============    ==============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             6                --                --
 Redeemed ........................................            (1)               --                --
                                                     --------------   ------------    --------------
 Net Increase (Decrease) .........................             5                --                --
                                                     -------------    ------------    --------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           792               873             1,022
 Redeemed ........................................          (720)             (764)           (1,032)
                                                     -------------    ------------    --------------
 Net Increase (Decrease) .........................            72               109               (10)
                                                     -------------    ------------    --------------


                                                                   EQ/Equity 500 Index
                                                   ---------------------------------------------------
                                                         2003              2002             2001
                                                   ---------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   5,896,303    $     3,649,897   $   3,442,667
 Net realized gain (loss) on investments .........    (13,382,753)       (28,619,453)    (50,342,720)
 Change in unrealized appreciation
  (depreciation) on investments ..................    149,731,680       (123,537,945)    (34,420,555)
                                                    -------------    ---------------   -------------
 Net increase (decrease) in net assets from
  operations .....................................    142,245,230       (148,507,501)    (81,320,608)
                                                    -------------    ---------------   -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     89,362,078         94,526,035     111,734,358
  Transfers between funds and guaranteed
   interest account, net .........................      8,927,806         13,758,642     (11,874,126)
  Transfers for contract benefits and
   terminations ..................................    (36,991,309)       (28,636,189)    (23,714,086)
  Contract maintenance charges ...................    (39,153,766)       (39,799,538)    (38,885,384)
                                                    -------------    ---------------   -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     22,144,809         39,848,950      37,260,762
                                                    -------------    ---------------   -------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........       (139,875)            73,984           7,463
                                                    -------------    ---------------   -------------
Increase (Decrease) in Net Assets ................    164,250,164       (108,584,566)    (44,052,383)
Net Assets -- Beginning of Period ................    506,801,823        615,386,390     659,438,773
                                                    -------------    ---------------   -------------
Net Assets -- End of Period ......................  $ 671,051,987    $   506,801,823   $ 615,386,390
                                                    =============    ===============   =============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            650              1,046           3,427
 Redeemed ........................................           (616)              (993)         (3,371)
                                                    -------------    ---------------   -------------
 Net Increase (Decrease) .........................             34                 53              56
                                                    -------------    ---------------   -------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            415                617             534
 Redeemed ........................................           (231)              (323)           (261)
                                                    -------------    ---------------   -------------
 Net Increase (Decrease) .........................            184                294             273
                                                    -------------    ---------------   -------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                 EQ/Evergreen Omega
                                                   ----------------------------------------------
                                                        2003           2002            2001
                                                   -------------- -------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  (18,089)    $   (7,489)     $  (4,160)
 Net realized gain (loss) on investments .........       72,805       (279,818)       (39,991)
 Change in unrealized appreciation
  (depreciation) on investments ..................    1,133,755       (223,025)       (69,937)
                                                     ----------     ----------      ---------
 Net increase (decrease) in net assets from
  operations .....................................    1,188,471       (510,332)      (114,088)
                                                     ----------     ----------      ---------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      713,720        563,264        276,356
  Transfers between funds and guaranteed
   interest account, net .........................    3,694,469      1,084,065        658,839
  Transfers for contract benefits and
   terminations ..................................     (153,183)      (256,747)       (40,663)
  Contract maintenance charges ...................     (233,712)      (151,836)       (73,843)
                                                     ----------     ----------      ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    4,021,294      1,238,746        820,689
                                                     ----------     ----------      ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........       18,089         57,488          2,867
                                                     ----------     ----------      ---------
Increase (Decrease) in Net Assets ................    5,227,854        785,902        709,468
Net Assets -- Beginning of Period ................    1,978,733      1,192,831        483,363
                                                     ----------     ----------      ---------
Net Assets -- End of Period ......................   $7,206,587     $1,978,733      $1,192,831
                                                     ==========     ==========      ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................                          --             --
 Redeemed ........................................                          --             --
                                                     ----------     ----------      ----------
 Net Increase (Decrease) .........................           --             --             --
                                                     ----------     ----------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................          117             37             16
 Redeemed ........................................          (60)           (20)            (5)
                                                     ----------     ----------      ----------
 Net Increase (Decrease) .........................           57             17             11
                                                     ----------     ----------      ----------

                                                                     EQ/FI Mid Cap
                                                   -------------------------------------------------
                                                          2003             2002            2001
                                                   ----------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  (239,968)     $   (126,687)    $   (23,046)
 Net realized gain (loss) on investments .........       677,627        (1,266,831)       (487,515)
 Change in unrealized appreciation
  (depreciation) on investments ..................    17,157,921        (3,581,242)        115,983
                                                     -----------      ------------     -----------
 Net increase (decrease) in net assets from
  operations .....................................    17,595,580        (4,974,760)       (394,578)
                                                     -----------      ------------     -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    10,727,041         7,753,115       3,104,260
  Transfers between funds and guaranteed
   interest account, net .........................    16,388,381        14,946,151      11,391,130
  Transfers for contract benefits and
   terminations ..................................    (1,916,288)         (955,562)       (134,130)
  Contract maintenance charges ...................    (3,166,061)       (1,894,761)       (576,665)
                                                     -----------      ------------     -----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    22,033,073        19,848,943      13,784,595
                                                     -----------      ------------     -----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        32,469           153,490        (292,342)
                                                     -----------      ------------     -----------
Increase (Decrease) in Net Assets ................    39,661,122        15,027,673      13,097,675
Net Assets -- Beginning of Period ................    30,144,260        15,116,587       2,018,912
                                                     -----------      ------------     -----------
Net Assets -- End of Period ......................   $69,805,382      $ 30,144,260     $15,116,587
                                                     ===========      ============     ===========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            21                --              --
 Redeemed ........................................            (3)               --              --
                                                     --------------   ------------     -----------
 Net Increase (Decrease) .........................            18                --              --
                                                     -------------    ------------     -----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           487               493             426
 Redeemed ........................................          (247)             (240)           (267)
                                                     -------------    ------------     -----------
 Net Increase (Decrease) .........................           240               253             159
                                                     -------------    ------------     -----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                 EQ/FI Small/Mid Cap Value
                                                   -----------------------------------------------------
                                                          2003               2002              2001
                                                   ------------------ ------------------ ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (190,689)      $     52,738      $    125,070
 Net realized gain (loss) on investments .........       (841,789)            (6,499)          138,857
 Change in unrealized appreciation
  (depreciation) on investments ..................     43,232,206        (21,524,362)        2,231,073
                                                     ------------       ------------      ------------
 Net increase (decrease) in net assets from
  operations .....................................     42,199,728        (21,478,123)        2,495,000
                                                     ------------       ------------      ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     30,258,695         26,976,692        12,839,917
  Transfers between funds and guaranteed
   interest account, net .........................      2,190,727         45,396,850        32,580,993
  Transfers for contract benefits and
   terminations ..................................     (7,618,780)        (4,898,956)       (2,101,751)
  Contract maintenance charges ...................    (10,443,638)        (7,885,135)       (3,235,147)
                                                     ------------       ------------      ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     14,387,004         59,589,451        40,084,012
                                                     ------------       ------------      ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         32,074             26,796            29,365
                                                     ------------       ------------      ------------
Increase (Decrease) in Net Assets ................     56,618,806         38,138,124        42,608,377
Net Assets -- Beginning of Period ................    118,572,930         80,434,806        37,826,429
                                                     ------------       ------------      ------------
Net Assets -- End of Period ......................   $175,191,736       $118,572,930      $ 80,434,806
                                                     ============       ============      ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             28                  3                --
 Redeemed ........................................             (7)                (1)               --
                                                     ---------------    ---------------   ------------
 Net Increase (Decrease) .........................             22                  2                --
                                                     --------------     --------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            581              1,110               855
 Redeemed ........................................           (467)              (601)             (498)
                                                     --------------     --------------    ------------
 Net Increase (Decrease) .........................            115                509               357
                                                     --------------     --------------    ------------


                                                                EQ/J.P. Morgan Core Bond
                                                   --------------------------------------------------
                                                          2003             2002            2001
                                                   ----------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   351,703       $   476,299      $ 166,586
 Net realized gain (loss) on investments .........       116,974           118,974         70,457
 Change in unrealized appreciation
  (depreciation) on investments ..................      (139,010)          284,742        (95,335)
                                                     -----------       -----------      ---------
 Net increase (decrease) in net assets from
  operations .....................................       329,667           880,015        141,708
                                                     -----------       -----------      ---------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     2,376,882         1,391,327        574,925
  Transfers between funds and guaranteed
   interest account, net .........................    (1,458,481)        5,382,020      2,969,291
  Transfers for contract benefits and
   terminations ..................................      (240,426)          (13,293)        (1,805)
  Contract maintenance charges ...................      (649,621)         (339,694)       (72,727)
                                                     -----------       -----------      ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................        28,354         6,420,360      3,469,684
                                                     -----------       -----------      ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        14,615           117,928          3,533
                                                     -----------       -----------      ---------
Increase (Decrease) in Net Assets ................       372,636         7,418,303      3,614,925
Net Assets -- Beginning of Period ................    12,115,711         4,697,408      1,082,483
                                                     -----------       -----------      ---------
Net Assets -- End of Period ......................   $12,488,347       $12,115,711     $4,697,408
                                                     ===========       ===========     ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            25                --             --
 Redeemed ........................................            (6)               --             --
                                                     --------------    -----------      ---------
 Net Increase (Decrease) .........................            19                --             --
                                                     -------------     -----------      ---------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            47                73             34
 Redeemed ........................................           (62)              (53)            (4)
                                                     -------------     -----------      ---------
 Net Increase (Decrease) .........................           (15)               20             30
                                                     -------------     -----------      ---------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Janus Large Cap Growth
                                                   -------------------------------------------------
                                                          2003             2002            2001
                                                   ----------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (98,193)     $    (79,582)   $    (44,414)
 Net realized gain (loss) on investments .........    (2,023,242)       (1,611,929)     (1,095,410)
 Change in unrealized appreciation
  (depreciation) on investments ..................     6,526,985        (4,044,944)     (1,003,017)
                                                     -----------      ------------    ------------
 Net increase (decrease) in net assets from
  operations .....................................     4,405,550        (5,736,455)     (2,142,841)
                                                     -----------      ------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     5,785,594         6,298,798       4,178,096
  Transfers between funds and guaranteed
   interest account, net .........................    (1,988,997)        3,745,134       8,973,650
  Transfers for contract benefits and
   terminations ..................................      (628,173)         (602,318)       (127,892)
  Contract maintenance charges ...................    (1,757,926)       (1,580,907)       (840,444)
                                                     -----------      ------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     1,410,498         7,860,707      12,183,410
                                                     -----------      ------------    ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        42,596           148,585        (301,402)
                                                     -----------      ------------    ------------
Increase (Decrease) in Net Assets ................     5,858,644         2,272,837       9,739,167
Net Assets -- Beginning of Period ................    15,966,748        13,693,911       3,954,744
                                                     -----------      ------------    ------------
Net Assets -- End of Period ......................   $21,825,392      $ 15,966,748    $ 13,693,911
                                                     ===========      ============    ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             1                --              --
 Redeemed ........................................            (1)               --              --
                                                     --------------   ------------    ------------
 Net Increase (Decrease) .........................            --                --              --
                                                     -------------    ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           233               297             291
 Redeemed ........................................          (203)             (155)           (122)
                                                     -------------    ------------    ------------
 Net Increase (Decrease) .........................            30               142             169
                                                     -------------    ------------    ------------


                                                              EQ/Lazard Small Cap Value
                                                   ------------------------------------------------
                                                         2003            2002            2001
                                                   ---------------- -------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $  19,087       $    4,111      $    64,828
 Net realized gain (loss) on investments .........      (13,028)          30,651          137,762
 Change in unrealized appreciation
  (depreciation) on investments ..................    1,164,092         (376,866)          20,327
                                                      ---------       ----------      -----------
 Net increase (decrease) in net assets from
  operations .....................................    1,170,151         (342,104)         222,917
                                                      ---------       ----------      -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    1,184,268          506,266          153,359
  Transfers between funds and guaranteed
   interest account, net .........................      528,306           97,221        1,821,881
  Transfers for contract benefits and
   terminations ..................................     (366,463)         (94,298)            (743)
  Contract maintenance charges ...................     (219,339)         (88,069)         (33,037)
                                                      ---------       ----------      -----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    1,126,772          421,120        1,941,460
                                                      ---------       ----------      -----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........       13,411           63,807            2,091
                                                      ---------       ----------      -----------
Increase (Decrease) in Net Assets ................    2,310,334          142,823        2,166,468
Net Assets -- Beginning of Period ................    2,441,563        2,298,740          132,272
                                                      ---------       ----------      -----------
Net Assets -- End of Period ......................   $4,751,897       $2,441,563      $2,298,740
                                                     ==========       ==========      ===========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           11               --             --
 Redeemed ........................................           (2)              --             --
                                                      ---------       ----------      -----------
 Net Increase (Decrease) .........................            9               --             --
                                                      ---------       ----------      -----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            9               15             19
 Redeemed ........................................           (9)             (11)            (3)
                                                      ---------       ----------      -----------
 Net Increase (Decrease) .........................            0                4             16
                                                      ---------       ----------      -----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Marsico Focus (a)
                                                   ---------------------------------------------
                                                          2003             2002          2001
                                                   ----------------- --------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  (232,688)     $    (41,277)   $   (365)
 Net realized gain (loss) on investments .........       (67,734)         (259,061)        159
 Change in unrealized appreciation
  (depreciation) on investments ..................    12,439,522        (1,429,037)      8,459
                                                     -----------      ------------    --------
 Net increase (decrease) in net assets from
  operations .....................................    12,391,100        (1,729,375)      8,253
                                                     -----------      ------------    --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    10,937,373         2,791,954      58,977
  Transfers between funds and guaranteed
   interest account, net .........................    29,226,075        20,649,620     634,874
  Transfers for contract benefits and
   terminations ..................................    (1,427,299)         (219,524)         --
  Contract maintenance charges ...................    (3,204,249)         (728,005)     (3,060)
                                                     -----------      ------------    --------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    35,531,900        22,494,045     690,791
                                                     -----------      ------------    --------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........      (217,477)           77,488         365
                                                     -----------      ------------    --------
Increase (Decrease) in Net Assets ................    47,705,523        20,842,158     699,409
Net Assets -- Beginning of Period ................    21,541,567           699,409          --
                                                     -----------      ------------    --------
Net Assets -- End of Period ......................   $69,247,090      $ 21,541,567    $699,409
                                                     ===========      ============    ========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            36                --          --
 Redeemed ........................................            (8)               --          --
                                                     --------------   ------------    --------
 Net Increase (Decrease) .........................            28                --          --
                                                     -------------    ------------    --------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           435               292           7
 Redeemed ........................................          (125)              (69)         --
                                                     -------------    ------------    --------
 Net Increase (Decrease) .........................           310               223           7
                                                     -------------    ------------    --------



                                                              EQ/Mercury Basic Value Equity
                                                   ---------------------------------------------------
                                                          2003              2002             2001
                                                   ------------------ ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $    72,224      $     703,227    $  2,539,500
 Net realized gain (loss) on investments .........     (1,723,662)        (1,109,774)      2,183,807
 Change in unrealized appreciation
  (depreciation) on investments ..................     38,812,253        (21,147,465)       (467,046)
                                                     ------------      -------------    ------------
 Net increase (decrease) in net assets from
  operations .....................................     37,160,815        (21,554,012)      4,256,261
                                                     ------------      -------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     23,904,689         22,761,044      15,725,847
  Transfers between funds and guaranteed
   interest account, net .........................      5,682,382         25,587,718      30,278,072
  Transfers for contract benefits and
   terminations ..................................     (8,369,158)        (3,965,090)     (2,364,969)
  Contract maintenance charges ...................     (8,708,469)        (7,153,098)     (3,962,409)
                                                     ------------      -------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     12,509,444         37,230,574      39,676,541
                                                     ------------      -------------    ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         23,850             65,036          19,766
                                                     ------------      -------------    ------------
Increase (Decrease) in Net Assets ................     49,694,109         15,741,598      43,952,568
Net Assets -- Beginning of Period ................    113,272,954         97,531,356      53,578,788
                                                     ------------      -------------    ------------
Net Assets -- End of Period ......................   $162,967,063      $ 113,272,954    $ 97,531,356
                                                     ============      =============    ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             17                 --              --
 Redeemed ........................................             (3)                --              --
                                                     ------------      -------------    ------------
 Net Increase (Decrease) .........................             14                 --              --
                                                     ------------      -------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            373                462             409
 Redeemed ........................................           (303)              (239)           (173)
                                                     ------------      -------------    ------------
 Net Increase (Decrease) .........................             70                223             236
                                                     ------------      -------------    ------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Mercury International Value (f)
                                                   ---------------------------------------------------
                                                          2003             2002             2001
                                                   ----------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $ 1,351,299      $      209,179     $    6,539
 Net realized gain (loss) on investments .........      (988,834)         (1,892,139)      (213,305)
 Change in unrealized appreciation
  (depreciation) on investments ..................    18,373,517          (9,674,470)      (127,410)
                                                     -----------      --------------     ----------
 Net increase (decrease) in net assets from
  operations .....................................    18,735,982         (11,357,430)      (334,176)
                                                     -----------      --------------     ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    14,957,683           9,200,750        525,435
  Transfers between funds and guaranteed
   interest account, net .........................     1,814,206          64,088,431      1,289,973
  Transfers for contract benefits and
   terminations ..................................    (5,180,724)         (1,404,482)       (21,852)
  Contract maintenance charges ...................    (4,810,257)         (2,886,983)      (117,395)
                                                     -----------      --------------     ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     6,780,908          68,997,716      1,676,161
                                                     -----------      --------------     ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        26,646             197,554         2,400
                                                     -----------      --------------     ----------
Increase (Decrease) in Net Assets ................    25,543,536          57,837,840      1,344,385
Net Assets -- Beginning of Period ................    60,166,320           2,328,480        984,095
                                                     -----------      --------------     ----------
Net Assets -- End of Period ......................   $85,709,856      $   60,166,320     $2,328,480
                                                     ===========      ==============     ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            19                  --             --
 Redeemed ........................................            (4)                 --             --
                                                     -----------      --------------     ----------
 Net Increase (Decrease) .........................            15                  --             --
                                                     -----------      --------------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           444               1,007             20
 Redeemed ........................................          (378)               (316)            (5)
                                                     -------------    --------------     ----------
 Net Increase (Decrease) .........................            66                 691             15
                                                     -------------    --------------     ----------



                                                             EQ/MFS Emerging Growth Companies
                                                   ----------------------------------------------------
                                                          2003              2002              2001
                                                   ------------------ ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (809,076)     $    (911,294)   $    (1,252,435)
 Net realized gain (loss) on investments .........    (17,387,668)       (54,691,176)       (79,597,391)
 Change in unrealized appreciation
  (depreciation) on investments ..................     55,299,579        (18,607,153)       (29,752,357)
                                                     ------------      -------------    ---------------
 Net increase (decrease) in net assets from
  operations .....................................     37,102,835        (74,209,623)      (110,602,183)
                                                     ------------      -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     32,311,048         42,212,245         59,452,044
  Transfers between funds and guaranteed
   interest account, net .........................    (12,577,710)       (26,499,349)       (17,664,893)
  Transfers for contract benefits and
   terminations ..................................     (8,753,007)        (9,253,128)        (8,729,236)
  Contract maintenance charges ...................    (14,064,675)       (16,423,748)       (18,898,434)
                                                     ------------      -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     (3,084,344)        (9,963,980)        14,159,481
                                                     ------------      -------------    ---------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         30,935             26,662             59,311
                                                     ------------      -------------    ---------------
Increase (Decrease) in Net Assets ................     34,049,426        (84,146,941)       (96,383,391)
Net Assets -- Beginning of Period ................    132,113,341        216,260,282        312,643,673
                                                     ------------      -------------    ---------------
Net Assets -- End of Period ......................   $166,162,767      $ 132,113,341    $   216,260,282
                                                     ============      =============    ===============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................              7                 --                 --
 Redeemed ........................................             (1)                --                 --
                                                     ------------      -------------    ---------------
 Net Increase (Decrease) .........................              6                 --                 --
                                                     ------------      -------------    ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            466              1,631              1,853
 Redeemed ........................................           (416)            (1,719)            (1,765)
                                                     ------------      -------------    ---------------
 Net Increase (Decrease) .........................             50                (88)                88
                                                     ------------      -------------    ---------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/MFS Investors Trust
                                                   ----------------------------------------------
                                                         2003            2002           2001
                                                   --------------- --------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $    11,292    $       8,380    $      143
 Net realized gain (loss) on investments .........      (204,383)        (561,412)      (95,215)
 Change in unrealized appreciation
  (depreciation) on investments ..................     1,858,590         (729,555)     (389,623)
                                                     -----------    -------------    ----------
 Net increase (decrease) in net assets from
  operations .....................................     1,665,499       (1,282,587)     (484,695)
                                                     -----------    -------------    ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     1,432,190        1,481,995     1,308,391
  Transfers between funds and guaranteed
   interest account, net .........................     1,879,964        2,862,773     1,379,673
  Transfers for contract benefits and
   terminations ..................................      (493,400)        (395,375)      (64,804)
  Contract maintenance charges ...................      (529,678)        (439,559)     (304,911)
                                                     -----------    -------------    ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     2,289,076        3,509,834     2,318,349
                                                     -----------    -------------    ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        43,143          156,498         4,927
                                                     -----------    -------------    ----------
Increase (Decrease) in Net Assets ................     3,997,718        2,383,745     1,838,581
Net Assets -- Beginning of Period ................     6,479,276        4,095,531     2,256,950
                                                     -----------    -------------    ----------
Net Assets -- End of Period ......................   $10,476,994    $   6,479,276    $4,095,531
                                                     ===========    =============    ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            --               --            --
 Redeemed ........................................            --               --            --
                                                     -----------    -------------    ----------
 Net Increase (Decrease) .........................            --               --            --
                                                     -----------    -------------    ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           109               83            39
 Redeemed ........................................           (77)             (37)          (13)
                                                     -----------    -------------    ----------
 Net Increase (Decrease) .........................            32               46            26
                                                     -----------    -------------    ----------



                                                                      EQ/Money Market
                                                   -----------------------------------------------------
                                                          2003              2002              2001
                                                   ----------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $     1,340,149   $     4,211,793   $    12,140,810
 Net realized gain (loss) on investments .........       (1,217,067)       (5,188,291)       (1,312,388)
 Change in unrealized appreciation
  (depreciation) on investments ..................        1,228,788         5,378,377         2,210,091
                                                    ---------------   ---------------   ---------------
 Net increase (decrease) in net assets from
  operations .....................................        1,351,870         4,401,879        13,038,513
                                                    ---------------   ---------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      180,305,436       230,349,860       281,063,327
  Transfers between funds and guaranteed
   interest account, net .........................     (130,290,540)     (119,205,234)     (148,469,048)
  Transfers for contract benefits and
   terminations ..................................      (98,990,530)      (87,674,273)      (27,698,359)
  Contract maintenance charges ...................      (37,667,392)      (39,250,883)      (33,347,788)
                                                    ---------------   ---------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      (86,643,026)      (15,780,530)       71,548,132
                                                    ---------------   ---------------   ---------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........           43,975           113,197           113,926
                                                    ---------------   ---------------   ---------------
Increase (Decrease) in Net Assets ................      (85,247,181)      (11,265,454)       84,700,571
Net Assets -- Beginning of Period ................      473,273,006       484,538,460       399,837,889
                                                    ---------------   ---------------   ---------------
Net Assets -- End of Period ......................  $   388,025,825   $   473,273,006   $   484,538,460
                                                    ===============   ===============   ===============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            3,238             7,342            16,851
 Redeemed ........................................           (3,568)           (7,301)          (16,788)
                                                    ---------------   ---------------   ---------------
 Net Increase (Decrease) .........................             (330)               41                63
                                                    ---------------   ---------------   ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................              620             2,644             5,670
 Redeemed ........................................             (833)           (2,503)           (5,232)
                                                    ---------------   ---------------   ---------------
 Net Increase (Decrease) .........................             (213)              141               438
                                                    ---------------   ---------------   ---------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Putnam Growth & Income Value
                                                   -----------------------------------------------
                                                         2003            2002            2001
                                                   --------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $    258,390    $    259,774    $    138,028
 Net realized gain (loss) on investments .........      (966,987)     (1,298,427)       (289,234)
 Change in unrealized appreciation
  (depreciation) on investments ..................     7,654,314      (5,081,256)     (1,766,064)
                                                    ------------    ------------    ------------
 Net increase (decrease) in net assets from
  operations .....................................     6,945,717      (6,119,909)     (1,917,270)
                                                    ------------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     5,371,918       5,822,705       5,774,568
  Transfers between funds and guaranteed
   interest account, net .........................    (1,476,950)      1,034,333       3,224,087
  Transfers for contract benefits and
   terminations ..................................    (1,887,890)     (1,464,469)       (883,203)
  Contract maintenance charges ...................    (2,083,094)     (2,013,454)     (1,704,681)
                                                    ------------    ------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................       (76,016)      3,379,115       6,410,771
                                                    ------------    ------------    ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        57,877         102,693          16,347
                                                    ------------    ------------    ------------
Increase (Decrease) in Net Assets ................     6,927,578      (2,638,101)      4,509,848
Net Assets -- Beginning of Period ................    26,423,040      29,061,141      24,551,293
                                                    ------------    ------------    ------------
Net Assets -- End of Period ......................  $ 33,350,618    $ 26,423,040    $ 29,061,141
                                                    ============    ============    ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            --              --              --
 Redeemed ........................................            --              --              --
                                                    ------------    ------------    ------------
 Net Increase (Decrease) .........................            --              --              --
                                                    ------------    ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           117             134             107
 Redeemed ........................................          (116)           (103)            (55)
                                                    ------------    ------------    ------------
 Net Increase (Decrease) .........................             1              31              52
                                                    ------------    ------------    ------------



                                                                   EQ/Putnam Voyager
                                                   --------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $  (7,260)       $  (6,791)       $  (6,498)
 Net realized gain (loss) on investments .........     (130,523)        (180,020)         (90,894)
 Change in unrealized appreciation
  (depreciation) on investments ..................      514,584         (264,798)        (153,864)
                                                      ---------        ---------        ---------
 Net increase (decrease) in net assets from
  operations .....................................      376,801         (451,609)        (251,256)
                                                      ---------        ---------        ---------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      299,660          376,125          665,693
  Transfers between funds and guaranteed
   interest account, net .........................       47,522           99,421          461,861
  Transfers for contract benefits and
   terminations ..................................      (21,857)         (25,683)         (30,677)
  Contract maintenance charges ...................     (121,099)        (121,957)         (91,205)
                                                      ---------        ---------        ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      204,226          327,906        1,005,672
                                                      ---------        ---------        ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        9,746           58,719            1,590
                                                      ---------        ---------        ---------
Increase (Decrease) in Net Assets ................      590,773          (64,984)         756,006
Net Assets -- Beginning of Period ................    1,433,504        1,498,488          742,482
                                                      ---------        ---------        ---------
Net Assets -- End of Period ......................   $2,024,277       $1,433,504       $1,498,488
                                                     ==========       ==========       ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           --               --               --
 Redeemed ........................................           --               --               --
                                                      ----------       ----------       ----------
 Net Increase (Decrease) .........................           --               --               --
                                                      ----------       ----------       ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            7                8               12
 Redeemed ........................................           (4)              (4)              (2)
                                                      -----------      -----------      -----------
 Net Increase (Decrease) .........................            3                4               10
                                                      -----------      -----------      -----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/Small Company Index
                                                   ---------------------------------------------
                                                          2003             2002          2001
                                                   ----------------- --------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $    21,662       $      (23)    $   1,623
 Net realized gain (loss) on investments .........       259,217          (40,343)       (5,635)
 Change in unrealized appreciation
  (depreciation) on investments ..................       839,581         (148,885)       38,966
                                                      ----------       ----------     ---------
 Net increase (decrease) in net assets from
  operations .....................................     1,120,461         (189,251)       34,954
                                                      ----------       ----------     ---------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     1,068,379          157,952        96,565
  Transfers between funds and guaranteed
   interest account, net .........................     8,120,640           88,392       393,493
  Transfers for contract benefits and
   terminations ..................................       (91,063)            (183)       (1,623)
  Contract maintenance charges ...................      (198,543)         (22,592)      (12,197)
                                                      ----------       ----------     ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     8,899,413          223,569       476,238
                                                      ----------       ----------     ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        15,113           84,102           820
                                                      ----------       ----------     ---------
Increase (Decrease) in Net Assets ................    10,034,987          118,420       512,012
Net Assets -- Beginning of Period ................       703,334          584,914        72,902
                                                      ----------       ----------     ---------
Net Assets -- End of Period ......................   $10,738,321       $  703,334     $ 584,914
                                                     ===========       ==========     =========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................          124                --            --
 Redeemed ........................................          (73)               --            --
                                                      -----------      ----------     ---------
 Net Increase (Decrease) .........................           51                --            --
                                                      -----------      ----------     ---------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           22                3              5
 Redeemed ........................................           (4)              (2)            --
                                                      -----------      ----------     ---------
 Net Increase (Decrease) .........................            18                1             5
                                                      -----------      ----------     ---------



                                                                                                       Fidelity VIP
                                                                                                      Asset Manager:
                                                                     EQ/Technology                      Growth (s)
                                                   ------------------------------------------------- ---------------
                                                         2003            2002             2001             2003
                                                   --------------- ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   (232,593)   $     (204,177)  $     (215,661)          --
 Net realized gain (loss) on investments .........    (3,667,713)       (6,118,506)     (18,298,009)       5,903
 Change in unrealized appreciation
  (depreciation) on investments ..................    18,909,006       (13,818,767)       7,601,879      102,299
                                                    ------------    --------------   --------------      -------
 Net increase (decrease) in net assets from
  operations .....................................    15,008,700       (20,141,450)     (10,911,791)     108,202
                                                    ------------    --------------   --------------      -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    10,299,794        12,166,810       13,314,847        2,114
  Transfers between funds and guaranteed
   interest account, net .........................        32,435         1,362,801       11,082,053    1,062,956
  Transfers for contract benefits and
   terminations ..................................    (1,606,790)       (1,486,390)        (886,319)          --
  Contract maintenance charges ...................    (4,010,128)       (4,049,867)      (3,496,414)      (9,899)
                                                    ------------    --------------   --------------    ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     4,715,311         7,993,354       20,014,167    1,055,171
                                                    ------------    --------------   --------------    ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        24,764            46,119          (42,048)          --
                                                    ------------    --------------   --------------    ---------
Increase (Decrease) in Net Assets ................    19,748,775       (12,101,977)       9,060,328    1,163,373
Net Assets -- Beginning of Period ................    32,310,729        44,412,706       35,352,378           --
                                                    ------------    --------------   --------------    ---------
Net Assets -- End of Period ......................  $ 52,059,504    $   32,310,729   $   44,412,706    $1,163,373
                                                    ============    ==============   ==============    ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            --                --               --           --
 Redeemed ........................................            --                --               --           --
                                                    ------------    --------------   --------------    ----------
 Net Increase (Decrease) .........................            --                --               --           --
                                                    ------------    --------------   --------------    ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           649               982            1,472           11
 Redeemed ........................................          (509)             (774)          (1,113)          (1)
                                                    ------------    --------------   --------------    ----------
 Net Increase (Decrease) .........................           139               208              359           10
                                                    ------------    --------------   --------------    ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                     Fidelity VIP       Fidelity VIP         Fidelity VIP
                                                    Contrafund (s)   Equity-Income (s)   Growth & Income (s)
                                                   ---------------- ------------------- ---------------------
                                                         2003               2003                 2003
                                                   ---------------- ------------------- ---------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................            --               --                   --
 Net realized gain (loss) on investments .........        13,868           65,954               10,891
 Change in unrealized appreciation
  (depreciation) on investments ..................       315,370          311,516              132,444
                                                      ----------       ----------           ----------
 Net increase (decrease) in net assets from
  operations .....................................       329,238          377,470              143,335
                                                      ----------       ----------           ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........        51,912           36,491               31,645
  Transfers between funds and guaranteed
   interest account, net .........................     2,544,173        2,155,897            1,527,683
  Transfers for contract benefits and
   terminations ..................................            --               --                   --
  Contract maintenance charges ...................       (19,677)         (19,889)             (13,856)
                                                      ----------       ----------           ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     2,576,408        2,172,499            1,545,472
                                                      ----------       ----------           ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........            --               --                   --
                                                      ----------       ----------           ----------
Increase (Decrease) in Net Assets ................     2,905,646        2,549,969            1,688,806
Net Assets -- Beginning of Period ................            --               --                   --
                                                      ----------       ----------           ----------
Net Assets -- End of Period ......................    $2,905,646       $2,549,969           $1,688,806
                                                      ==========       ==========           ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           --                --                   --
 Redeemed ........................................           --                --                   --
                                                      ----------       ----------           ----------
 Net Increase (Decrease) .........................           --                --                   --
                                                      ----------       ----------           ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           25                24                   16
 Redeemed ........................................           (2)               (4)                  (2)
                                                      ----------       ----------           ----------
 Net Increase (Decrease) .........................           23                20                   14
                                                      ----------       ----------           ----------



                                                                       Fidelity VIP
                                                      Fidelity VIP      Investment      Fidelity VIP    Fidelity VIP
                                                    High Income (s)   Grade Bond (s)     Mid Cap (s)     Value (s)
                                                   ----------------- ---------------- ---------------- -------------
                                                          2003             2003             2003            2003
                                                   ----------------- ---------------- ---------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................           --                 --              --       $ 2,589
 Net realized gain (loss) on investments .........        5,913            (29,542)          7,198         9,875
 Change in unrealized appreciation
  (depreciation) on investments ..................      113,927             81,467         166,833        52,233
                                                     ----------         ----------      ----------      --------
 Net increase (decrease) in net assets from
  operations .....................................      119,840             51,925         174,031        64,697
                                                     ----------         ----------      ----------      --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........       40,013             47,192          47,173        22,350
  Transfers between funds and guaranteed
   interest account, net .........................    2,324,923          3,629,163       1,482,466       776,775
  Transfers for contract benefits and
   terminations ..................................           --                 --              --            --
  Contract maintenance charges ...................      (14,715)           (47,690)        (11,055)       (6,234)
                                                     ----------         ----------      ----------      --------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    2,350,221          3,628,665       1,518,584       792,891
                                                     ----------         ----------      ----------      --------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........           --                 --              --            --
                                                     ----------         ----------      ----------      --------
Increase (Decrease) in Net Assets ................    2,470,061          3,680,589       1,692,615       857,588
Net Assets -- Beginning of Period ................           --                 --              --            --
                                                     ----------         ----------      ----------      --------
Net Assets -- End of Period ......................   $2,470,061         $3,680,589      $1,692,615      $857,588
                                                     ==========         ==========      ==========      ========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           --                 --              --            --
 Redeemed ........................................           --                 --              --            --
                                                     ----------         ----------      ----------      --------
 Net Increase (Decrease) .........................           --                 --              --            --
                                                     ----------         ----------      ----------      --------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           29                 80              16             8
 Redeemed ........................................           (7)                44              (4)           (1)
                                                     ----------         ----------      ----------      --------
 Net Increase (Decrease) .........................           22                 36              12             7
                                                     ----------         ----------      ----------      --------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                      Fidelity VIP                MFS Mid
                                                   Value Strategies(s)          Cap Growth (i)
                                                   ------------------- ----------------------------
                                                        2003             2003              2002
                                                   --------------      -----------     ------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................      $    12,099       $      (352)      $        (1)
 Net realized gain (loss) on investments .....           17,746             2,185                 3
 Change in unrealized appreciation
  (depreciation) on investments ..............          107,545            15,800                (6)
                                                    -----------       -----------       -----------
 Net increase (decrease) in net assets from
  operations .................................          137,390            17,633                (4)
                                                    -----------       -----------       -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ......           46,476            87,467              --
  Transfers between funds and guaranteed
   interest account, net .....................        2,383,796            23,629               953
  Transfers for contract benefits and
   terminations ..............................             --                  (4)             --
  Contract maintenance charges ...............          (18,891)           (9,060)             (535)
                                                    -----------       -----------       -----------
 Net increase (decrease) in net assets from
  contractowners transactions ................        2,411,381           102,033               418
                                                    -----------       -----------       -----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ......             --                 352                 2
                                                    -----------       -----------       -----------
Increase (Decrease) in Net Assets ............        2,548,771           120,018               416
Net Assets -- Beginning of Period ............             --                 416              --
                                                    -----------       -----------       -----------
Net Assets -- End of Period ..................      $ 2,548,771       $   120,434       $       416
                                                    ===========       ===========       ===========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ......................................             --                   1              --
 Redeemed ....................................             --                --                --
                                                    -----------       -----------       -----------
 Net Increase (Decrease) .....................             --                   1              --
                                                    -----------       -----------       -----------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................               20              --                --
 Redeemed ....................................               (3)             --                --
                                                    -----------       -----------       -----------
 Net Increase (Decrease) .....................               17              --                --
                                                    -----------       -----------       -----------



                                                     PEA Renaissance (i)     PIMCO Total Return (i)
                                                 ------------------------   -----------------------
                                                     2003          2002         2003         2002
                                                 ------------   ---------   ----------    ---------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................   $     80,922    $    104    $   4,739    $  1,035
 Net realized gain (loss) on investments .....        203,451          49          472          (1)
 Change in unrealized appreciation
  (depreciation) on investments ..............      1,537,368          13         (251)        145
                                                 ------------    --------    ---------    --------
 Net increase (decrease) in net assets from
  operations .................................      1,821,741         166        4,960       1,179
                                                 ------------    --------    ---------    --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ......        981,970      18,392      151,600      22,110
  Transfers between funds and guaranteed
   interest account, net .....................      8,531,262       3,518       (5,256)      9,175
  Transfers for contract benefits and
   terminations ..............................        (24,176)       --            (25)       --
  Contract maintenance charges ...............       (189,818)     (1,343)     (20,175)       (811)
                                                 ------------    --------    ---------    --------
 Net increase (decrease) in net assets from
  contractowners transactions ................      9,299,240      20,567      126,144      30,474
                                                 ------------    --------    ---------    --------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ......          7,119        (102)         583         144
                                                 ------------    --------    ---------    --------
Increase (Decrease) in Net Assets ............     11,128,100      20,633      131,686      31,797
Net Assets -- Beginning of Period ............         20,633        --         31,797        --
                                                 ------------    --------    ---------    --------
Net Assets -- End of Period ..................   $ 11,148,733    $ 20,633    $ 163,483    $ 31,797
                                                 ============    ========    =========    ========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ......................................             75        --              2        --
 Redeemed ....................................            (11)       --             (1)       --
                                                 ------------    --------    ---------    --------
 Net Increase (Decrease) .....................             65        --              1        --
                                                 ------------    --------    ---------    --------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................           --          --           --          --
 Redeemed ....................................           --          --           --          --
                                                 ------------    --------    ---------    --------
 Net Increase (Decrease) .....................           --          --           --          --
                                                 ------------    --------    ---------    --------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          U.S. Real Estate (j)          Vanguard VIF Equity Index (d)
                                                     -------------------------------   -------------------------------
                                                           2003             2002            2003             2002
                                                     ---------------   -------------   --------------   --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................     $    (6,747)     $   63,796       $    500          $  (123)
 Net realized gain (loss) on investments .........         120,772              99         12,522             (789)
 Change in unrealized appreciation
  (depreciation) on investments ..................       1,766,713         (48,679)       110,222           (2,230)
                                                       -----------      ----------       --------          -------
 Net increase (decrease) in net assets from
  operations .....................................       1,880,738          15,216        123,244           (3,142)
                                                       -----------      ----------       --------          -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........       1,928,653           2,241        537,994           77,588
  Transfers between funds and guaranteed
   interest account, net .........................       7,925,696       1,296,125        226,388           41,182
  Transfers for contract benefits and
   terminations ..................................         (26,380)             --            (11)              --
  Contract maintenance charges ...................        (266,153)         (8,524)       (69,395)          (4,347)
                                                       -----------      ----------       --------          -------
 Net increase (decrease) in net assets from
  contractowners transactions ....................       9,561,817       1,289,842        694,976          114,423
                                                       -----------      ----------       --------          -------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........           6,394              --          2,429              124
                                                       -----------      ----------       --------          -------
Increase (Decrease) in Net Assets ................      11,448,949       1,305,058        820,649          111,405
Net Assets -- Beginning of Period ................       1,305,058              --        111,405               --
                                                       -----------      ----------       --------          -------
Net Assets -- End of Period ......................     $12,754,007      $1,305,058       $932,054          $111,405
                                                       ===========      ==========       ========          ========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             111              12             10                2
 Redeemed ........................................             (32)             --             (2)              (1)
                                                       -----------      ----------       -----------       ---------
 Net Increase (Decrease) .........................              79              12              8                1
                                                       -----------      ----------       ----------        ---------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................              --              --             --               --
 Redeemed ........................................              --              --             --               --
                                                       -----------      ----------       ----------        ---------
 Net Increase (Decrease) .........................              --              --             --               --
                                                       -----------      ----------       ----------        ---------

-------
The accompanying notes are an integral part of these financial statements.
(a) Commenced operations on October 22, 2001.
(b) A substitution of T. Rowe Price Equity Income Portfolio for the EQ/Bernstein Portfolio, occurred on May 18, 2001 (See Note 5).
(c) A substitution of Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced, and Mercury World Strategy Portfolios for AXA Moderate Allocation Portfolio occurred on May 18, 2001 (See Note 5).
(d) Commenced operations on April 26, 2002.
(e) Commenced operations on May 13, 2002.
(f) A substitution of EQ/T. Rowe Price International Portfolio for the Mercury International Value Portfolio occurred on April 26, 2002 (See Note 5).
(g) A substitution of EQ/AXP New Dimensions Portfolio for the EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002 (See Note 5).
(h) A substitution of EQ/AXP Strategy Aggressive Portfolio for the EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002 (See Note 5).
(i) Commenced operations on August 2, 2002.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,

(j) Commenced operations on November 5, 2002.
(k) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002 (See Note 5).
(l) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002 (See Note 5).
(m) A substitution of EQ/Alliance Growth Investors Portfolio for the AXA Moderate Allocation Portfolio occurred on November 22, 2002 (See Note 5).
(r) A substitution of EQ/International Equity Index for EQ/Alliance International occurred on May 2, 2003 (See Note 5).
(s) Commenced operations on May 2, 2003.
(t) Commenced operations on October 13, 2003.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements

December 31, 2003


1. Organization

The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act"). The Account invests in shares of mutual funds of various variable investment trusts of AXA Premier VIP Trust ("VIP"), Barr Rosenberg Variable Insurance Trust, Davis Variable Account Fund, Inc., EQ Advisors Trust ("EQAT"), Fidelity Variable Insurance Products, MFS Variable Insurance Trust, PIMCO Advisors VIT, Pimco Variable Insurance Trust, The Universal Institutional Funds, Inc., and Vanguard Variable Insurance Fund ("The Trusts"). EQAT commenced operations on May 1, 1997. VIP commenced operations on December 31, 2001. The Trusts are open-ended diversified management investment companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of The Trusts has separate investment objectives. These financial statements and notes are those of the Account.

The Account consists of 62 variable investment options(1):

o AXA Aggressive Allocation Portfolio
o AXA Conservative Allocation Portfolio
o AXA Conservative-Plus Allocation Portfolio
o AXA Moderate Allocation(2)
o AXA Moderate-Plus Allocation Portfolio
o AXA Premier VIP Aggressive Equity(3)
o AXA Premier VIP Core Bond
o AXA Premier VIP Health Care
o AXA Premier VIP High Yield(4)
o AXA Premier VIP International Equity
o AXA Premier VIP Large Cap Core Equity
o AXA Premier VIP Large Cap Growth
o AXA Premier VIP Large Cap Value
o AXA Premier VIP Small/Mid Cap Growth
o AXA Premier VIP Small/Mid Cap Value
o AXA Premier VIP Technology
o AXA Rosenberg VIT Value Long/Short Equity
o Davis Value
o EQ/Alliance Common Stock
o EQ/Alliance Growth and Income
o EQ/Alliance Intermediate Government Securities
o EQ/Alliance International
o EQ/Alliance Premier Growth
o EQ/Alliance Quality Bond
o EQ/Alliance Small Cap Growth
o EQ/Bernstein Diversified Value(5)
o EQ/Calvert Socially Responsible
o EQ/Capital Guardian International
o EQ/Capital Guardian Research
o EQ/Capital Guardian U.S. Equity
o EQ/Emerging Markets Equity(6)
o EQ/Equity 500 Index(7)
o EQ/Evergreen Omega(8)
o EQ/FI Mid Cap
o EQ/FI Small/Mid Cap Value(9)
o EQ/J.P. Morgan Core Bond(10)
o EQ/Janus Large Cap Growth
o EQ/Lazard Small Cap Value
o EQ/Marsico Focus
o EQ/Mercury Basic Value Equity(11)
o EQ/Mercury International Value(18)
o EQ/MFS Emerging Growth Companies
o EQ/MFS Investors Trust(12)
o EQ/Money Market(13)
o EQ/Putnam Growth & Income Value
o EQ/Putnam Voyager(14)
o EQ/Small Company Index(15)
o EQ/Technology(16)
o Fidelity VIP Asset Manager: Growth
o Fidelity VIP Contrafund
o Fidelity VIP Equity-Income
o Fidelity VIP Growth & Income
o Fidelity VIP High Income
o Fidelity VIP Investment Grade Bond
o Fidelity VIP Mid Cap
o Fidelity VIP Value
o Fidelity VIP Value Strategies
o MFS Mid Cap Growth
o PEA Renaissance(17)
o PIMCO Total Return
o U.S. Real Estate
o Vanguard VIF Equity Index

----------------------

 1) Effective May 18, 2001 the names of the EQAT investment options include EQ/.
 2) Formerly known as EQ/Balanced
 3) Formerly known as EQ/Aggressive Stock
 4) Formerly known as EQ/High Yield
 5) Formerly known as Lazard Large Cap Value
 6) Formerly known as Morgan Stanley Emerging Markets Equity
 7) Formerly known as Alliance Equity Index
 8) Formerly known as EQ/Evergreen
 9) Formerly known as Warburg Pincus Small Company Value
10) Formerly known as JPM Core Bond Portfolio
11) Formerly known as Merrill Lynch Basic Value Equity
12) Formerly known as MFS Growth with Income
13) Formerly known as EQ/Alliance Money Market
14) Formerly known as EQ/Putnam Investors Growth
15) Formerly known as BT Small Company Index
16) Formerly known as EQ/Alliance Technology
17) Formerly known as PIMCO Renaissance
18) Formerly known as EQ/Putnam International Equity

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


1. Organization (Concluded)

   Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Equitable Life's other assets and liabilities. All Contracts are issued by Equitable Life. The assets of the Account are the property of Equitable Life. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business Equitable Life may conduct.

   The Account is used to fund benefits for Variable Life products issued by Equitable Life including Incentive Life, Incentive Life 2000, Incentive Life 2000 Sales 1999 and after, Incentive Life '02, Incentive Life Plus(SM), Paramount Life, IL Protector(SM), Incentive Life COLI and Incentive Life COLI '04, flexible premium variable life insurance policies; Champion 2000, modified premium variable whole life insurance policies; Survivorship 2000, Survivorship Incentive Life, Survivorship Incentive Life '02; flexible premium joint survivorship variable life insurance policies; and SP-Flex, variable life insurance policies with additional premium option (collectively, the "Contracts"). The Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are herein referred to as the "Series 2000 Policies." Incentive Life Plus(SM) policies offered with a prospectus dated on or after September 15, 1995, are referred to as "Incentive Life Plus(SM)." Incentive Life Plus policies issued with a prior prospectus are referred to as "Incentive Life Plus Original Series."

   The Account supports the operations of various Equitable Life insurance products. These products are sold through both Equitable's Agent Distribution channel and Equitable's Independent Broker Dealer Distribution channel. These financial statement footnotes discuss the products, charges and investment returns applicable to those life insurance products which are sold through both Equitable's Agent Distribution channel and Equitable's Independent Broker Dealer Distributor Channel.

   The amount retained by Equitable Life in the Account arises principally from
   (1) contributions from Equitable Life, (2) mortality and expense charges and administrative charges accumulated in the Account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Contracts. Amounts retained by Equitable Life are not subject to charges for mortality and expense charges and administrative charges. Amounts retained by Equitable Life in the Account may be transferred at any time by Equitable Life to its General Account.


2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies" which was effective for the December 31, 2001 financial statements. Adoption of the new requirements did not have a significant impact on the Account's financial position or results of operations.

   On December 29, 2003, The American Institute of Certified Public Accountants issued Statement of Position 03-05 "Financial Highlights of Separate
   Accounts: An Amendment to the Audit and Accounting Guide Audits of Investment Companies" which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the Account's financial position or results of operations.

   Investments are made in shares of The Trusts and are valued at the net asset values per share of the respective Portfolios. The net asset values are determined by The Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities.

   Investment transactions are recorded by the Account on the trade date. Dividends and distributions of capital gains from The Trusts are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of The Trusts shares (determined on the identified cost basis) and (2) The Trusts' distributions representing the net realized gains on The Trusts' investment transactions.

   Receivable/payable for policy-related transactions represent amount due to/from Equitable Life's General Account predominately related to premiums, surrenders and death benefits.

   Accumulation nonunitized represents a product offered based upon a dollar amount (starting at $1) rather than units. It is similar to Accumulation Units accounts, which are based upon units, as the dollar amount of the contractowner account changes with the investment activity of the fund the contract is invested in, net of contract charges.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


2. Significant Accounting Policies (Concluded)

   Payments received from contractowners represent participant contributions under the Contracts (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) reduced by applicable deductions, charges and state premium taxes. Contractowners may allocate amounts in their individual accounts to variable investment options, and (except for SP-Flex policies), to the guaranteed interest account of Equitable Life's General Account. Transfers between funds and guaranteed interest account, net, are amounts that participants have directed to be moved among investment options, including permitted transfers to and from the guaranteed interest account. The net assets of any variable investment option may not be less than the aggregate value of the Contractowner accounts allocated to that variable investment option. Additional assets are set aside in Equitable Life's General Account to provide for the unearned portion of monthly charges for mortality costs and other policy benefits, as required by state insurance law. Equitable Life's General Account is subject to creditor rights.

   Transfers for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them. Withdrawal charges, if applicable, are included in Transfers for contract benefits and terminations and represent deferred contingent withdrawal charges that apply to certain withdrawals under the Contracts. Included in Contract maintenance charges are administrative and cost of insurance charges deducted monthly under the Contracts.

   The operations of the Account are included in the federal income tax return of Equitable Life which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, Equitable Life retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.


3. Purchases and Sales of Investments

   The cost of purchases and proceeds from sales of investments for the year ended December 31, 2003 were as follows:



                                                             Purchases          Sales
                                                           -------------   --------------
AXA Aggressive Allocation ..............................        722,597         167,601
AXA Conservative Allocation ............................         52,118          12,515
AXA Conservative-Plus Allocation .......................        225,817          52,365
AXA Moderate Allocation ................................     90,864,253     165,169,971
AXA Moderate-Plus Allocation ...........................      1,254,680           4,838
AXA Premier VIP Aggressive Equity ......................     16,275,745      32,883,543
AXA Premier VIP Core Bond ..............................     42,796,784      24,754,640
AXA Premier VIP Health Care ............................      9,536,025       2,280,761
AXA Premier High Yield .................................    238,809,230     180,589,149
AXA Premier VIP International Equity ...................      5,421,669         919,174
AXA Premier VIP Large Cap Core Equity ..................      2,143,344         214,975
AXA Premier VIP Large Cap Growth .......................      8,643,330       2,729,391
AXA Premier VIP Large Cap Value ........................      4,896,772       2,156,897
AXA Premier VIP Small/Mid Cap Growth ...................     12,281,368       4,816,952
AXA Premier VIP Small/Mid Cap Value ....................     20,659,464       7,100,898
AXA Premier VIP Technology .............................      8,448,068         766,554
AXA Rosenberg VIT Value Long/Short Equity ..............     20,591,281      12,199,137
Davis Value ............................................        217,735          23,163
EQ/Alliance Common Stock ...............................    100,757,984     145,006,900
EQ/Alliance Growth and Income ..........................     53,764,028      43,627,549
EQ/Alliance Intermediate Government Securities .........     84,220,984      92,012,447
EQ/Alliance International ..............................     97,773,153     106,233,016
EQ/Alliance Premier Growth .............................     13,523,576      13,880,515
EQ/Alliance Quality Bond ...............................     67,494,507      75,305,443
EQ/Alliance Small Cap Growth ...........................     36,408,438      24,355,806
EQ/Bernstein Diversified Value .........................     49,379,026      27,384,508
EQ/Calvert Socially Responsible ........................          1,779              70

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


3. Purchases and Sales of Investments (Concluded)

                                                 Purchases          Sales
                                               -------------   --------------
EQ/Capital Guardian International ..........        808,711         107,505
EQ/Capital Guardian Research ...............     15,555,090       9,591,120
EQ/Capital Guardian U.S. Equity ............     21,958,136       7,475,163
EQ/Emerging Markets Equity .................     43,135,060      35,424,832
EQ/Equity 500 Index ........................     89,562,854      61,793,548
EQ/Evergreen Omega .........................      7,721,211       3,699,917
EQ/FI MidCap ...............................     33,622,731      11,797,056
EQ/FI Small/Mid Cap Value ..................     36,539,330      22,306,255
EQ/JP Morgan Core Bond .....................      4,030,811       3,628,468
EQ/Janus Large Cap Growth ..................      7,949,803       6,589,189
EQ/Lazard Small Cap Value ..................      2,202,020       1,033,799
EQ/Marsico Focus ...........................     39,977,955       4,644,219
EQ/Mercury Basic Value Equity ..............     37,228,628      24,622,881
EQ/Mercury International Value .............     30,213,822      22,052,174
EQ/MFS Emerging Growth Companies ...........     20,405,601      24,341,024
EQ/MFS Investors Trust .....................      6,983,902       4,640,337
EQ/Money Market ............................    391,702,854     478,276,625
EQ/Putnam Growth and Income Value ..........      8,774,125       8,535,450
EQ/Putnam Voyager ..........................        469,671         262,908
EQ/Small Company Index .....................     17,413,025       8,412,493
EQ/Technology ..............................     13,361,756       8,853,920
MFS Mid Cap Growth .........................        113,980          11,946
PEA Renaissance ............................     10,609,827       1,310,694
PIMCO Total Return .........................        214,020          84,024
U.S Real Estate ............................     10,997,328       1,435,770
Vanguard VIF Equity Index ..................        793,485          89,277
Fidelity VIP Asset Manager: Growth .........      1,120,171          65,000
Fidelity VIP Contra Fund ...................      2,705,308         128,899
Fidelity VIP Equity-Income .................      2,624,866         452,367
Fidelity VIP Growth & Income ...............      1,670,810         125,338
Fidelity VIP High Income ...................      3,141,310         791,089
Fidelity VIP Investment Grade Bond .........      7,500,053       3,871,388
Fidelity VIP Mid Cap .......................      1,764,535         245,951
Fidelity VIP Value .........................        944,828         149,348
Fidelity VIP Value Strategies ..............      2,725,150         301,670

4. Expenses and Related Party Transactions

   The assets in each variable investment option are invested in shares of a corresponding mutual fund portfolio of The Trusts. Shares are offered by The Trusts at net asset value. Shares in which the variable investment options invest are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein the "Rule 12b-1 Plans") adopted by the applicable Trust. The Rule 12b-1 Plans provide that The Trusts, on behalf of each Portfolio, may charge annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. These fees are reflected in the net asset value of the shares.

   Equitable Life serves as investment manager of EQAT and VIP. AXA Rosenberg Investment Mangement LLC serves as investment manager for the Barr Rosenberg Variable Insurance Trust--AXA Rosenberg VIT Value Long/ Short Equity Portfolio. Davis Selected Advisers, L.P. serves as investment manager for the Davis Variable Account Fund, Inc.--Davis Value Portfolio. Fidelity Management & Research (UK) Inc., Fidelity Management & Research (Far East), Fidelity Investments Japan Limited, FMR Co., Inc. serves as investment manager for the Fidelity Variable Insurance Products--Fidelity VIP Asset Manager, Fidelity VIP Contra Fund, Fidelity VIP Equity, Fidelity VIP Growth & Income, Fidelity VIP High Income, Fidelity VIP Investment Grade Bond, Fidelity VIP Mid Cap, Fidelity VIP Value, Fidelity VIP Value Strategies. Massachusetts

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


4. Expenses and Related Party Transactions (Concluded)

   Financial Services Company serves as investment manager of MFS Variable Insurance Trust--MFS Mid Cap Growth Portfolio. OpCap Advisors LLC serves as investment manager for PIMCO Advisors VIT--PEA Renaissance Portfolio. Pacific Investment Management Company LLC (PIMCO) serves as investment manager for PIMCO Variable Insurance Trust--PIMCO Total Return Portfolio. Van Kampen (name under which Morgan Stanley Investment Management Inc. does business in certain situations) serves as investment manager of The Universal Institutional Funds, Inc.--U.S. Real Estate Portfolio. The Vanguard Group serves as the investment manager of the Vanguard Variable Insurance Fund--Vanguard VIF Equity Index Portfolio. Each investment manager receives management fees for services performed in its capacity as investment manager of The Trusts. Investment managers either oversee the activities of the investment advisors with respect to The Trusts and are responsible for retaining and discontinuing the services of those advisors or directly manage the Portfolios. Fees generally vary depending on net asset levels of individual portfolios and range for EQAT and VIP from a low of 0.10% to a high of 1.20% of average daily net assets. Equitable Life as investment manager pays expenses for providing investment advisory services to the Portfolios, including the fees of the advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors"), and AXA Distributors LLC ("Distributors"), affiliates of Equitable Life, may also receive distribution fees under Rule 12b-1 Plans as described above.

   Alliance Capital Management L.P. ("Alliance") serves as an investment advisor for the EQ/Alliance Portfolios; EQ/Bernstein Diversified Value, EQ/Equity 500 Index, EQ/Money Market, and EQ/Small Company Index, as well as a portion of AXA Premier VIP Aggressive Equity, AXA Premier VIP High Yield, AXA Premier VIP International Equity, AXA Premier VIP Large Cap Core Equity, AXA Premier VIP Large Cap Growth, AXA Premier VIP Large Cap Value, AXA Premier VIP Small/Mid Cap Growth and AXA Premier VIP Technology. Alliance is a limited partnership which is indirectly majority-owned by Equitable Life and AXA Financial, Inc. (parent to Equitable Life).

   AXA Advisors and Distributors are distributors and principal underwriters of the Account. They are both registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc.

   The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC or its subsidiaries. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and members of the NASD) that have entered into selling agreements with Distributors. The licensed insurance agents who sell our policies for these companies are appointed as agents of Equitable Life and are registered representatives of the agencies and affiliated broker-dealer. The registered representatives are compensated on a commission basis by Equitable Life. AXA Advisors receives commissions and other service-related payments under its Distribution Agreement with Equitable Life and its Networking Agreement with AXA Network. Distributors receives commissions and other service-related payments under a Distribution Agreement with Equitable Life.


5. Substitutions/Transfers

   Substitution transactions that occurred at the dates indicated are shown below. For accounting purposes these transactions were treated as mergers and are considered tax-free exchanges.


-------------------------------------------------------------------------------------------------------------
 May 2, 2003                          Removed Portfolio                           Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                        EQ/International Equity Index Portfolio        EQ/Alliance International Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                      8,350                                        7,900
Shares -- Class B                     70,385                                       67,601
Value -- Class A                 $    59,088                                  $    59,088
Value -- Class B                 $   498,398                                  $   498,398
Net Assets before                $   557,486                                  $33,139,983
Net Assets after                                                              $33,697,469
-------------------------------------------------------------------------------------------------------------
 November 22, 2002                   Removed Portfolio                          Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                                EQ/MFS Research Portfolio            EQ/Capital Guardian Research Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class B                 4,335,056                                    4,358,366
Value -- Class B                $38,119,315                                  $38,119,315
Net Assets before               $38,119,315                                  $18,068,522
Net Assets after                                                             $56,187,837
-------------------------------------------------------------------------------------------------------------

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


5. Substitutions/Transfers (Continued)


-------------------------------------------------------------------------------------------------------------
 May 2, 2003                          Removed Portfolio                             Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                        EQ/Alliance Growth Investors Portfolio            AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                        51,453,894                                       55,402,308
Shares -- Class B                         1,872,853                                        2,024,189
Value -- Class A                       $721,568,581                                   $  721,568,581
Value -- Class B                       $ 26,179,797                                   $   26,179,797
Net Assets before                      $747,748,378                                   $  601,286,095
Net Assets after                                                                      $1,349,034,473
-------------------------------------------------------------------------------------------------------------
                              EQ/Alliance Global Portfolio                EQ/Alliance International Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                        27,085,484                                       43,212,510
Shares -- Class B                         1,688,036                                        2,704,868
Value -- Class A                       $321,766,287                                   $  321,766,287
Value -- Class B                       $ 19,861,058                                   $   19,861,058
Net Assets before                      $341,627,845                                   $   60,898,203
Net Assets after                                                                      $  402,526,048
-------------------------------------------------------------------------------------------------------------
 July 12, 2002                      Removed Portfolio                              Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                              AXP New Dimensions Portfolio            EQ/Capital Guardian U.S. Equity Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class B                           646,346                                          466,139
Value -- Class B                       $  3,739,434                                   $    3,739,434
Net Assets before                      $  3,739,434                                   $   17,722,126
Net Assets after                                                                      $   21,461,560
-------------------------------------------------------------------------------------------------------------
                           AXP Strategy Aggressive Portfolio                EQ/Alliance Small Cap Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                                                                            208,991
Shares -- Class B                           918,822                                           74,901
Value -- Class A                                                                      $    2,022,745
Value -- Class B                       $  2,738,295                                   $      715,550
Net Assets before                      $  2,738,295                                   $  121,231,952
Net Assets after                                                                      $  123,970,247
-------------------------------------------------------------------------------------------------------------
 April 26, 2002                     Removed Portfolio                              Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                        EQ/T.Rowe Price International Portfolio           EQ/Mercury International Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class B                         6,910,736                                        5,546,857
Value -- Class B                       $ 58,695,342                                   $   58,695,342
Net Assets before                      $ 58,695,342                                   $    2,614,787
Net Assets after                                                                      $   61,310,129
-------------------------------------------------------------------------------------------------------------
 May 18, 2001                       Removed Portfolio                              Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                      Alliance Conservative Investors Portfolio           AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                       17,996,107
Shares -- Class B                          369,654
Value -- Class A                      $213,613,796
Value -- Class B                      $  4,369,307
Net Assets before                     $217,993,103
-------------------------------------------------------------------------------------------------------------

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


5. Substitutions/Transfers (Continued)


-------------------------------------------------------------------------------------------------------------
 May 2, 2003                         Removed Portfolio                             Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                          EQ/Evergreen Foundation Portfolio              AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                      29,561
Shares -- Class B                      22,643
Value -- Class A                  $   279,939
Value -- Class B                  $   214,429
Net Assets before                 $   494,368
-------------------------------------------------------------------------------------------------------------
                             EQ/Putnam Balanced Portfolio                AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                     910,237
Shares -- Class B                     107,226
Value -- Class A                  $11,241,432
Value -- Class B                  $ 1,324,236
Net Assets before                 $12,565,668
-------------------------------------------------------------------------------------------------------------
                           Mercury World Strategy Portfolio              AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                     475,863
Shares -- Class B                      59,561
Value -- Class A                  $ 4,668,221
Value -- Class B                  $   584,293
Net Assets before                 $ 5,252,514
-------------------------------------------------------------------------------------------------------------
 Total Impact                                                            AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                                                                    14,665,181
Shares -- Class B                                                                       416,171
Value -- Class A                                                                   $229,803,388
Value -- Class B                                                                   $  6,492,265
Net Assets before                                                                  $515,130,871
Net Assets after                                                                   $751,436,524
-------------------------------------------------------------------------------------------------------------
                      EQ/T. Rowe Price Equity Income Portfolio       EQ/Bernstein Diversified Value Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class B                    5,374,332                                        6,288,796
Value -- Class B                   $71,048,669                                     $ 71,048,669
Net Assets before                  $71,048,669                                     $    648,683
Net Assets after                                                                   $ 71,697,352
-------------------------------------------------------------------------------------------------------------

Reorganizations

The EQ/Balanced Portfolio, a fund of EQAT, was merged into the AXA Moderate Allocation Portfolio, a fund of VIP, in a reorganization effective after the close of business on August 15, 2003. The effect of this was to convert the EQ/Balanced Portfolio into a "fund of funds" structure by investing in a combination of other portfolios that are selected from 36 actively managed choices.

The EQ/Aggressive Stock Portfolio, a fund of EQAT, was merged into the AXA Premier VIP Aggressive Equity Portfolio, a fund of VIP, in a reorganization effective after the close of business on August 15, 2003. The EQ/High Yield Portfolio, a fund of EQAT, was merged into the AXA Premier VIP High Yield Portfolio, a fund of VIP, in a reorganization effective after the close of business on August 15, 2003.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


6. Asset Charges

Under the Contracts, Equitable Life assumes mortality and expense risks and, to cover these risks, charges the daily net assets of the Account. The products have charges currently as shown below:



                                                             Mortality and Expense   Mortality(b)   Administrative(b)    Total
                                                            ----------------------- -------------- ------------------- ---------
Incentive Life, Incentive Life 2000, Incentive Life 1999,
 Incentive Life Plus, Champion 2000 (a) ...................           .60%               --                --              .60%
Incentive Life '02 (b) ....................................           .80%               --                --              .80%
Incentive Life COLI '04 (b)(c) ............................           .75%               --                --              .75%
Survivorship Incentive Life '02 (b) .......................           .90%               --                --              .90%
Paramount Life (a) ........................................           .60%               --                --              .60%
IL Plus Original Series (b) ...............................           .60%               --                --              .60%
Incentive Life COLI (b) ...................................           .60%               --                --              .60%
Incentive Life COLI '04 (b)(c) ............................           .75%               --                --              .75%
Survivorship Incentive Life 1999 (a) ......................           .60%               --                --              .60%
Survivorship 2000 (a) .....................................           .90%               --                --              .90%
IL Protector (a) ..........................................           .80%               --                --              .80%
SP-Flex (a) ...............................................           .85%               .60%              .35%           1.80%

----------
(a)   Charged to daily net assets of the Account.
(b) Charged to Contractowners Account and is included in Transfer for contract benefits and terminations in the Statements of Changes in Net Assets.
(c)   Policy years 1-5 0.75% (1.00% maximum)
      Policy years 6-20 0.55% (0.75% maximum)
      Policy years 21 and later 0.35% (0.50% maximum)


The Incentive Life '02 mortality and expense risk charge of 0.80%, 0.70% or 0.60% will be in effect for the first 15 policy years depending upon the value of the contractowner's variable investment options. For policy years 16 and later the charge is currently 0.30% or 0.20%, depending upon the value of the contractowner's variable investment option. The Survivorship Incentive Life '02 mortality and expense risk charge of 0.90% will be in effect for the first 15 policy years. For policy years 16 and later the charge is currently 0.60% and 0.30% depending upon the value of the contractowner's variable investment option.

Before amounts are remitted to the Account for Incentive Life, IL Plus Original Series, IL Protector, Incentive Life Plus, Incentive Life COLI, ILCOLI '04, and the Series 2000 Policies, Equitable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus, Incentive Life COLI, Survivorship Incentive Life, Survivorship Incentive Life '02, Incentive Life 1999, Incentive Life '02, Paramount Life, IL Protector, and Series 2000 Policies) from premiums.

Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

Contractowners' accounts are assessed monthly by Equitable Life for mortality cost of insurance and optional rider benefit charges and administrative charges. SP-Flex mortality and expense and administrative charges are deducted daily. These charges are withdrawn from the Accounts along with amounts for additional benefits and are included in Transfers for contract benefits and terminations and Contract maintenance charges. Policy loans are reported in the Statements of Changes in Net Assets, in Transfers between funds and guaranteed interest account, net. Surrenders are included in the Transfers for contract benefits and terminations.

The table below lists all the fees charged by the Separate Account assessed as a redemption of units; the range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the contract or Contractowner's account value.


Charges                               When charge is deducted
-------                               -----------------------
Riders                                Monthly
Death Benefit Guarantee (Guaranteed   Monthly
Minimum Death Benefit Charge).


Charges                                                 Amount deducted                       How deducted
-------                                                 ---------------                       ------------
Riders                                Amount varies depending on the specifics of your   Unit liquidation from
                                      policy.                                            account value
Death Benefit Guarantee (Guaranteed   Low - $0.01 for each $1,000 of face amount of      Unit liquidation from
Minimum Death Benefit Charge).        the policy.                                        account value
                                      High - $0.02 for each $100 of face amount of the
                                      policy.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


6. Asset Charges (Concluded)


Charges                                     When charge is deducted
-------                                     -----------------------
Taxes                                       At time of premium
                                            payment
Premium charge                              At time of premium
                                            payment
Premium Sales Charge                        At time of premium
                                            payment
Monthly administrative charges              Monthly
Cost of Insurance (COI) and Rating          Monthly
charge
Surrender, termination or decrease in       At time of transaction
face amount of policy during the first 10
or 15 years depending on contract.
Partial Withdrawal                          At time of transaction.
Increase in policy's face amount            At time of transaction.
Administrative Surrender Charge             At time of transaction.
Transfers among investment options          At time of transaction.
per policy year
Living Benefits Rider                       At time of transaction.



                      Amount deducted                         How deducted
                      ---------------                         ------------
  Varies by state of residence on insured person.        Deducted from
                                                         premium
  Low - $25.                                             Deducted from
                                                         premium
  High - $250
  Depending on the policy, varies from a flat fee of     Deducted from
  $25 to $250 to a range of 3% to 4% on each             premium
  premium limited to 40% of the first year premium
  Low - $4 per month                                     Unit liquidation from
                                                         account value
  High - Depending on face amount, policyholder
  age at issue and policy year, up to 55 per year.
  Amount varies depending upon specifics of policy.      Unit liquidation from
  COI based upon amount at risk. Rating Charge           account value
  based upon face amount of insurance.
  Low - The amount of surrender charges is set forth     Unit liquidation from
  in your policy.                                        account value

  $25 ( or if less, 2% of the withdrawal)                Unit liquidation from
                                                         account value
  $1.50 for each $1,000 of the increase (but not         Unit liquidation from
  more than $250 in total)                               account value
  $540 which after the third year declines               Unit liquidation from
                                                         account value
  Low - $25 after 12 transfers                           Unit liquidation from
                                                         account value
  High - $25 after 4 transfers
  Low - $100                                             Unit liquidation from
                                                         account value
  High - Up to $250

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values

Shown below is accumulation unit value information for units outstanding throughout the periods indicated. Expenses as a percentage of average net assets (0.00%, 0.60%, 0.80% and 0.90% annualized) excludes the effect of expenses of the underlying fund portfolios and charges made directly to Contractowner accounts through redemption of units.


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
AXA Aggressive Allocation
-------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A (y)      $ 109.58               --                  --           --            9.58%
         Highest contract charge 0.90% Class A (y)     $ 109.34               --                  --           --            9.34%
         All contract charges                                --                5          $      498         2.53%              --
AXA Aggressive Allocation
-------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (k)      $ 109.35               --                  --           --            9.35%
         Highest contract charge 0.90% Class B (y)     $ 109.27               --                  --           --            9.27%
         All contract charges                                --                1          $       70         2.53%              --
AXA Conservative Allocation
---------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A (y)      $ 102.56               --                  --           --            2.56%
         Highest contract charge 0.90% Class A (y)     $ 102.33               --                  --           --            2.33%
         All contract charges                                --               --                  --         5.78%              --
AXA Conservative Allocation
---------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (y)      $ 102.34                --                  --           --           2.34%
         Highest contract charge 0.90% Class B (y)     $ 102.27                --                  --           --           2.27%
         All contract charges                                --                --                  --         5.78%             --
AXA Conservative-Plus Allocation
--------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (y)      $ 104.56                --                  --           --           4.56%
         Highest contract charge 0.60% Class A (y)     $ 104.32                --                  --           --           4.32%
         All contract charges                                --                 2          $      171         6,23%             --
AXA Conservative-Plus Allocation
--------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (y)      $ 104.34                --                  --           --           4.34%
         Highest contract charge 0.90% Class B (y)     $ 104.26                --                  --           --           4.26%
         All contract charges                                --                --                  --         6.23%             --
AXA Moderate Allocation (h)(u)
------------------------------
         Unit Value 0.00% to 0.90%*                                            --                  --           --          19.42%
  2003   Lowest contract charge 0.00% Class A          $ 217.54                --                  --           --          18.35%
         Highest contract charge 0.90% Class A         $ 212.66             3,223          $1,365,262         2.42%             --
         All contract charges                                --                --                  --           --        (12.52)%
  2002   Lowest contract charge 0.00% Class A          $ 182.16                --                  --           --        (13.30)%
         Highest contract charge 0.90% Class A         $ 179.69             3,472          $1,247,446         1.63%             --
         All contract charges                                --                --                  --           --         (1.84)%
  2001   Lowest contract charge 0.00% Class A          $ 208.22                --                  --           --         (2.73)%
         Highest contract charge 0.90% Class A         $ 207.26             1,587          $  673,865         2.85%             --
         All contract charges                                --                --                  --           --         (1.32)%
  2000   Lowest contract charge 0.00% Class A          $ 212.12                --                  --           --         (2.21)%
         Highest contract charge 0.90% Class A         $ 213.08             1,128          $  502,845         3.23%             --
         All contract charges                                --                --                  --           --          17.79%
  1999   Lowest contract charge 0.00% Class A          $ 214.97                --                  --           --          16.73%
         Highest contract charge 0.90% Class A         $ 217.89             1,173          $  539,691         2.75%             --
         All contract charges                                --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)



  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.



                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
AXA Moderate Allocation (h)(u)
------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)      $ 108.53              --                  --           --           18.32%
         Highest contract charge 0.90% Class B (h)     $ 116.91              --                  --           --           18.07%
         All contract charges                                --             600          $   65,147         2.42%             --
  2002   Lowest contract charge 0.60% Class B (a)      $  91.64              --                  --           --           13.26%
         Highest contract charge 0.90% Class B (h)     $  99.02              --                  --           --           13.51%
         All contract charges                                --             524          $   48,019         1.63%             --
  2001   Lowest contract charge 0.60% Class B          $ 105.65              --                  --           --            2.69%
         Highest contract charge 0.90% Class B (h)     $ 114.49              --                  --           --          (3.93)%
         All contract charges                                --             169          $   17,855         2.85%             --
  2000   Lowest contract charge 0.60% Class B          $ 108.57              --                  --           --            2.17%
         Highest contract charge 0.60% Class B (h)     $ 108.57              --                  --           --              --
         All contract charges                                --              49          $    5,320         3.23%             --
  1999   Lowest contract charge 0.60% Class B          $ 110.98              --                  --           --           10.98%
         Highest contract charge 0.60% Class B (h)     $ 110.98              --                  --           --              --
         All contract charges                                --              12          $    1,332         2.75%             --
AXA Moderate-Plus Allocation
----------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A (y)      $ 108.39              --                  --           --            8.39%
         Highest contract charge 0.90% Class A (y)     $ 108.14              --                  --           --            8.14%
         All contract charges                                --              10          $    1,122         3.22%             --
AXA Moderate-Plus Allocation
----------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B          $ 108.16              --                  --           --            8.16%
         Highest contract charge 0.90% Class B (y)     $ 108.08              --                  --           --            8.08%
         All contract charges                                --               1          $      161         3.22%             --
AXA Premier VIP Aggressive Equity
---------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A          $ 137.53              --                  --           --           37.87%
         Highest contract charge 0.90% Class A         $ 153.75              --                  --           --           36.62%
         All contract charges                                --           1,268          $  501,715         0.00%             --
  2002   Lowest contract charge 0.00% Class A          $  99.75              --                  --           --         (28.69)%
         Highest contract charge 0.90% Class A         $ 112.54              --                  --           --         (29.33)%
         All contract charges                                --           1,303          $  380,055         0.01%             --
  2001   Lowest contract charge 0.00% Class A          $ 139.88              --                  --           --         (24.98)%
         Highest contract charge 0.90% Class A         $ 159.24              --                  --           --         (25.66)%
         All contract charges                                --           1,402          $  581,065         0.49%             --
  2000   Lowest contract charge 0.00% Class A          $ 186.45              --                  --           --         (13.13)%
         Highest contract charge 0.90% Class A         $ 214.20              --                  --           --         (13.91)%
         All contract charges                                --           1,466          $  823,956         0.36%             --
  1999   Lowest contract charge 0.00% Class A          $ 214.65              --                  --           --           18.84%
         Highest contract charge 0.90% Class A         $ 248.82              --                  --           --           17.71%
         All contract charges                                --           1,563          $1,048,693         0.33%             --
AXA Premier VIP Aggressive Equity
---------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B          $  69.81              --                  --           --           36.70%
         Highest contract charge 0.90% Class B (k)     $  68.67              --                  --           --           36.28%
         All contract charges                                --             180          $   12,550         0.00%             --
  2002   Lowest contract charge 0.60% Class B(a)       $  51.07              --                  --           --         (29.30)%
         Highest contract charge 0.90% Class B (k)     $  50.39              --                  --           --         (29.51)%
         All contract charges                                --             149          $    7,609         0.01%             --
  2001   Lowest contract charge 0.60% Class B(a)       $  72.23              --                  --           --         (25.63)%
         Highest contract charge 0.90% Class B (k)     $  71.49              --                  --           --         (25.85)%
         All contract charges                                --             104          $    7,512         0.49%             --

                                      A-74

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)



  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.



                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units           Units          Net Assets     Investment         Total
                                                      Fair Value  Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     --------------------------------- ------------ ---------------- --------------
AXA Premier VIP Aggressive Equity
---------------------------------
  2000   Lowest contract charge 0.60% Class B(a)      $  97.12         --                     --            --           (13.86)%
         Highest contract charge 0.90% Class B (k)    $  96.41         --                     --            --           (14.12)%
         All contract charges                               --         51               $  4,953          0.36%              --
  1999   Lowest contract charge 0.60% Class B(a)      $ 112.75         --                     --            --             17.83%
         Highest contract charge 0.90% Class B (k)    $ 112.26         --                     --            --             17.43%
         All contract charges                               --         14               $  1,579          0.33%              --
AXA Premier VIP Core Bond
-------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A(r)      $ 106.78         --                     --            --              4.02%
         Highest contract charge 0.60% Class A(v)     $ 111.27         --                     --            --              3.39%
         All contract charges                               --         29               $  3,055          3.49%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 102.66         --                     --            --              2.42%
         Highest contract charge 0.60% Class A (v)    $ 107.62         --                     --            --              5.92%
         All contract charges                               --          1               $    103          3.68%              --
AXA Premier VIP Core Bond
-------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B(l)      $ 112.23         --                     --            --              3.74%
         Highest contract charge 0.90% Class B(l)     $ 110.22         --                     --            --              2.81%
         All contract charges                               --        339               $ 37,698          3.49%              --
  2002   Lowest contract charge 0.00% Class B (l)     $ 108.18         --                     --            --              6.31%
         Highest contract charge 0.90% Class B (l)    $ 107.20         --                     --            --              5.70%
         All contract charges                               --        211               $ 22,720          3.68%              --
AXA Premier VIP Health Care
---------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 129.56         --                     --            --             28.45%
         Highest contract charge 0.60% Class A(v)     $ 102.07         --                     --            --             27.68%
         All contract charges                               --          7               $    876          1.59%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 100.86         --                     --            --            (2.89)%
         Highest contract charge 0.60% Class A (v)    $  79.94         --                     --            --           (18.00)%
         All contract charges                               --         --                     --            --               --
AXA Premier VIP Health Care
---------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B(I)      $ 102.58         --                     --            --             28.13%
         Highest contract charge 0.90% Class B(I)     $ 100.74         --                     --            --             26.99%
         All contract charges                               --        102               $ 10,414          1.59%              --
  2002   Lowest contract charge 0.00% Class B (l)     $  80.06         --                     --            --           (13.07)%
         Highest contract charge 0.90% Class B (l)    $  79.33         --                     --            --           (13.57)%
         All contract charges                               --         34               $  2,707            --               --
AXA Premier VIP High Yield
--------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A         $ 176.48         --                     --            --             22.87%
         Highest contract charge 0.90% Class A        $ 194.09         --                     --            --             21.77%
         All contract charges                               --        700               $188,085          6.31%              --
  2002   Lowest contract charge 0.00% Class A         $ 143.63         --                     --            --            (2.70)%
         Highest contract charge 0.90% Class A        $ 159.39         --                     --            --            (3.58)%
         All contract charges                               --        527               $115,345          9.16%              --
  2001   Lowest contract charge 0.00% Class A         $ 147.62         --                     --            --              0.95%
         Highest contract charge 0.90% Class A        $ 165.31         --                     --            --              0.03%
         All contract charges                               --        508               $116,138          9.74%              --
  2000   Lowest contract charge 0.00% Class A         $ 146.24         --                     --            --            (8.65)%
         Highest contract charge 0.90% Class A        $ 165.25         --                     --            --            (9.47)%
         All contract charges                               --        525               $119,390         10.46%              --

                                      A-75

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)

 Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                                Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
AXA Premier VIP High Yield--------------------------
  1999   Lowest contract charge 0.00% Class A          $ 160.08             --                  --            --            (3.35)%
         Highest contract charge 0.90% Class A         $ 182.53             --                  --            --            (4.22)%
         All contract charges                                --            583            $148,479         10.74%             --
AXA Premier VIP High Yield
--------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B(a)       $  91.32             --                  --            --            21.82%
         Highest contract charge 0.90% Class B (k)     $  89.83             --                  --            --            21.46%
         All contract charges                                --            167            $ 15,250          6.31%             --
  2002   Lowest contract charge 0.60% Class B(a)       $  74.96             --                  --            --            (3.53)%
         Highest contract charge 0.90% Class B (k)     $  73.96             --                  --            --            (3.82)%
         All contract charges                                --            118            $  8,845          9.16%             --
  2001   Lowest contract charge 0.60% Class B(a)       $  77.70             --                  --            --             0.08%
         Highest contract charge 0.90% Class B (k)     $  76.90             --                  --            --            (0.22)%
         All contract charges                                --             61            $  4,740          9.74%             --
  2000   Lowest contract charge 0.60% Class B(a)       $  77.64             --                  --            --            (9.44)%
         Highest contract charge 0.90% Class B (k)     $  77.07             --                  --            --            (9.71)%
         All contract charges                                --             24            $  1,863         10.46%             --
  1999   Lowest contract charge 0.60% Class B(a)       $  85.73             --                  --            --            (4.16)%
         Highest contract charge 0.90% Class B (k)     $  85.36             --                  --            --            (4.45)%
         All contract charges                                --              3            $    257         10.74%             --
AXA Premier VIP International Equity
------------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 143.85             --                  --            --            34.54%
         Highest contract charge 0.60% Class A (v)     $ 107.30             --                  --            --            33.74%
         All contract charges                                --             38            $  1,072          1.59%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 106.92             --                  --            --            (2.55)%
         Highest contract charge 0.60% Class A (v)     $  80.23             --                  --            --           (19.36)%
         All contract charges                                --             --                  --            --              --
AXA Premier VIP International Equity
------------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 137.77             --                  --            --            31.46%
         Highest contract charge 0.90% Class B (l)     $ 104.39             --                  --            --            33.12%
         All contract charges                                --             37            $  3,975          1.59%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  78.66             --                  --            --           (21.16)%
         Highest contract charge 0.90% Class B (l)     $  78.42             --                  --            --           (21.31)%
         All contract charges                                --              1            $     79            --              --
AXA Premier VIP Large Cap Core Equity
-------------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 135.81             --                  --            --            28.45%
         Highest contract charge 0.60% Class A (v)     $  99.25             --                  --            --            27.69%
         All contract charges                                --              6            $    850          0.49%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 105.73             --                  --            --            (3.82)%
         Highest contract charge 0.60% Class A (v)     $  77.73             --                  --          0.17%          (19.20)%
         All contract charges                                --             --                  --            --              --
AXA Premier VIP Large Cap Core Equity
-------------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 123.43             --                  --            --           18.81%
         Highest contract charge 0.90% Class B (l)     $  97.48             --                  --            --           26.98%
         All contract charges                                --             12            $  1,276          0.49%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  77.00             --                  --            --           (16.99)%
         Highest contract charge 0.90% Class B (l)     $  76.77             --                  --          0.17%          (17.15)%
         All contract charges                                --             --                  --            --              --

                                      A-76

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
AXA Premier VIP Large Cap Growth
--------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 134.89             --                 --             --            30.95%
         Highest contract charge 0.60% Class A (v)     $  94.07             --                 --             --            30.17%
         All contract charges                                --             10             $1,200           0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 103.01             --                 --             --           (6.22)%
         Highest contract charge 0.60% Class A (v)     $  72.27             --                 --             --          (23.59)%
         All contract charges                                --             --                 --           0.00%             --
AXA Premier VIP Large Cap Growth
--------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 122.51             --                 --             --            18.93%
         Highest contract charge 0.90% Class B (l)     $  88.25             --                 --             --            29.45%
         All contract charges                                --             60             $5,341           0.00%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  68.38             --                 --             --          (18.92)%
         Highest contract charge 0.90% Class B (l)     $  68.17             --                 --             --          (19.08)%
         All contract charges                                --              2             $  137           0.00%             --
AXA Premier VIP Large Cap Value
-------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 138.26             --                 --             --            31.43%
         Highest contract charge 0.60% Class A (v)     $ 103.50             --                 --             --            30.63%
         All contract charges                                --              5             $  715           4.22%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 105.20             --                 --             --           (2.51)%
         Highest contract charge 0.60% Class A (v)     $  79.23             --                 --             --          (19.39)%
         All contract charges                                --             --                 --           0.00%             --
AXA Premier VIP Large Cap Value
-------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 127.60             --                 --             --            23.26%
         Highest contract charge 0.90% Class B (l)     $ 103.20             --                 --             --            29.91%
         All contract charges                                --             25             $2,607           4.22%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  79.68             --                 --             --          (18.89)%
         Highest contract charge 0.90% Class B (l)     $  79.44             --                 --             --          (19.04)%
         All contract charges                                --              3             $  239           0.00%             --
AXA Premier VIP Small/Mid Cap Growth
------------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 151.50             --                 --             --            40.59%
         Highest contract charge 0.60% Class A (v)     $  91.50             --                 --             --            39.74%
         All contract charges                                --             12             $1,846           3.55%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 107.76             --                 --             --           (2.66)%
         Highest contract charge 0.60% Class A (v)     $  65.48             --                 --             --          (32.36)%
         All contract charges                                --             --                 --           0.00%             --
AXA Premier VIP Small/Mid Cap Growth
------------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 136.50             --                 --             --            30.62%
         Highest contract charge 0.90% Class B (I)     $  86.54             --                 --             --            38.98%
         All contract charges                                --             72             $6,372           3.55%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  62.46             --                 --             --          (27.15)%
         Highest contract charge 0.90% Class B (l)     $  62.27             --                 --             --          (27.29)%
         All contract charges                                --              1             $   62           0.00%             --
AXA Premier VIP Small/Mid Cap Value
-----------------------------------
         Unit Value 0.00% to 0.60%*                                         --                 --             --            40.96%
  2003   Lowest contract charge 0.00% Class A (r)      $ 157.16             --                 --             --            40.12%
         Highest contract charge 0.60% Class A (v)     $ 103.10              9             $1,387           0.93%             --
         All contract charges                                --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)

  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
AXA Premier VIP Small/Mid Cap Value
-----------------------------------
  2002   Lowest contract charge 0.00% Class A (r)      $ 111.49              --                  --           --             0.42%
         Highest contract charge 0.60% Class A (v)     $  73.58              --                  --           --          (24.92)%
         All contract charges                                --              --                  --         0.00%             --
AXA Premier VIP Small/Mid Cap Value
-----------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 105.03              --                  --           --            40.60%
         Highest contract charge 0.90% Class B (l)     $ 103.15              --                  --           --            39.34%
         All contract charges                                --             228          $   23,677         0.93%             --
  2002   Lowest contract charge 0.00% Class B (l)      $  74.70              --                  --           --          (23.23)%
         Highest contract charge 0.90% Class B (l)     $  74.03              --                  --           --          (23.68)%
         All contract charges                                --              89          $    6,610         0.00%             --
AXA Premier VIP Technology
--------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 177.01              --                  --           --            58.06%
         Highest contract charge 0.60% Class A (v)     $  97.82              --                  --           --            57.09%
         All contract charges                                --               6          $      966         7.16%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 111.99              --                  --           --           (5.67)%
         Highest contract charge 0.60% Class A (v)     $  62.27              --                  --           --          (33.60)%
         All contract charges                                --              --                  --         0.00%             --
AXA Premier VIP Technology
--------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 146.81              --                  --           --            38.51%
         Highest contract charge 0.90% Class B (l)     $  88.87              --                  --           --            56.21%
         All contract charges                                --              80          $    7,246         7.16%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  57.06              --                  --           --          (28.04)%
         Highest contract charge 0.90% Class B (l)     $  56.89              --                  --           --          (28.17)%
         All contract charges                                --               1          $       57         0.00%             --
AXA Rosenberg VIT Value Long/Short Equity Fund
----------------------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B(x)       $  96.40              --                  --           --           (3.60)%
         Highest contract charge 0.90% Class B (x)     $  95.80              --                  --           --           (4.20)%
         All contract charges                                --              14          $    1,334           --              --
Davis Value
-----------
         Unit Value 0.60%
  2003   Lowest contract charge 0.60% Class A (q)      $ 114.61              --                  --           --            28.97%
         Highest contract charge 0.60% Class A (q)     $ 114.61              --                  --           --              --
         All contract charges                                --               2          $      254         1.31%             --
  2002   Lowest contract charge 0.60% Class A (q)      $  88.86              --                  --           --             5.03%
         Highest contract charge 0.60% Class A (q)     $  88.86              --                  --           --              --
         All contract charges                                --              --                  --         1.14%             --
EQ/Alliance Common Stock
------------------------
         Unit Value 0.00% to 0.90%*                                          --                  --           --            49.93%
  2003   Lowest contract charge 0.00% Class A          $ 266.82              --                  --           --            48.58%
         Highest contract charge 0.90% Class A         $ 308.18           3,597          $2,096,424         1.44%             --
         All contract charges                                --              --                  --           --          (28.69)%
  2002   Lowest contract charge 0.00% Class A          $ 177.96              --                  --           --          (29.33)%
         Highest contract charge 0.90% Class A         $ 207.42           3,745          $1,481,165         0.05%             --
         All contract charges                                --              --                  --           --          (24.98)%
  2001   Lowest contract charge 0.00% Class A          $ 266.27              --                  --           --          (25.66)%
         Highest contract charge 0.90% Class A         $ 313.16           4,121          $2,468,008         2.37%             --
         All contract charges                                --              --                  --           --          (13.13)%
  2000   Lowest contract charge 0.00% Class A          $ 297.57              --                  --           --          (13.91)%
         Highest contract charge 0.90% Class A         $ 353.18           4,224          $2,885,290         0.61%             --
         All contract charges                                --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units           Units          Net Assets     Investment        Total
                                                      Fair Value  Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     --------------------------------- ------------ ---------------- -------------
EQ/Alliance Common Stock
------------------------
  1999   Lowest contract charge 0.00% Class A          $ 346.14             --                  --           --             18.84%
         Highest contract charge 0.90% Class A (a)     $ 414.53             --                  --           --             17.71%
         All contract charges                                --          4,565          $3,755,973         0.59%             --
EQ/Alliance Common Stock
------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B          $  99.63             --                  --           --             49.93%
         Highest contract charge 0.90% Class B (k)     $  98.01             --                  --           --             48.20%
         All contract charges                                --          1,659          $  165,489         1.44%             --
  2002   Lowest contract charge 0.60% Class B          $  67.02             --                  --           --           (33.77)%
         Highest contract charge 0.90% Class B (k)     $  66.13             --                  --           --           (33.93)%
         All contract charges                                --          1,424          $   95,436         0.05%             --
  2001   Lowest contract charge 0.60% Class B          $ 101.14             --                  --           --           (10.52)%
         Highest contract charge 0.90% Class B (k)     $ 100.09             --                  --           --           (11.33)%
         All contract charges                                --          1,055          $  106,703         2.37%             --
  2000   Lowest contract charge 0.60% Class B          $ 114.00             --                  --           --           (14.03)%
         Highest contract charge 0.90% Class B (k)     $ 113.16             --                  --           --           (14.80)%
         All contract charges                                --            565          $   64,410         0.61%             --
  1999   Lowest contract charge 0.60% Class B          $ 133.73             --                  --           --             25.19%
         Highest contract charge 0.90% Class B (k)     $ 133.16             --                  --           --             24.07%
         All contract charges                                --             96          $   12,838         0.59%             --
EQ/Alliance Growth and Income
-----------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A          $ 301.40             --                  --           --             30.75%
         Highest contract charge 0.90% Class A         $ 271.78             --                  --           --             29.58%
         All contract charges                                --          1,197          $  338,204         1.13%             --
  2002   Lowest contract charge 0.00% Class A          $ 230.51             --                  --           --           (21.07)%
         Highest contract charge 0.90% Class A         $ 209.75             --                  --           --           (21.78)%
         All contract charges                                --          1,220          $  264,369         1.43%             --
  2001   Lowest contract charge 0.00% Class A          $ 292.03             --                  --           --            (1.29)%
         Highest contract charge 0.90% Class A         $ 268.14             --                  --           --            (2.18)%
         All contract charges                                --          1,203          $  332,135         1.03%             --
  2000   Lowest contract charge 0.00% Class A          $ 295.84             --                  --           --              8.95%
         Highest contract charge 0.90% Class A         $ 274.12             --                  --           --              7.98%
         All contract charges                                --            982          $  276,226         0.94%             --
  1999   Lowest contract charge 0.00% Class A          $ 271.53             --                  --           --             18.66%
         Highest contract charge 0.90% Class A         $ 253.86             --                  --           --             17.60%
         All contract charges                                --            881          $  228,564         0.27%             --
EQ/Alliance Growth and Income
-----------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)      $ 114.06             --                  --           --             29.65%
         Highest contract charge 0.90% Class B (l)     $ 129.60             --                  --           --             29.25%
         All contract charges                                --            805          $   91,876         1.13%             --
  2002   Lowest contract charge 0.60% Class B (a)      $  87.98             --                  --           --           (21.74)%
         Highest contract charge 0.90% Class B (l)     $ 100.27             --                  --           --           (18.59)%
         All contract charges                                --            684          $   60,178         1.43%             --
  2001   Lowest contract charge 0.60% Class B (a)      $ 112.42             --                  --           --            (2.13)%
         Highest contract charge 0.90% Class B (l)           --             --                  --           --              --
         All contract charges                                --            431          $   48,453         1.03%             --
  2000   Lowest contract charge 0.60% Class B (a)      $ 114.87             --                  --           --              8.03%
         Highest contract charge 0.90% Class B (l)           --             --                  --           --              --
         All contract charges                                --            158          $   18,149         0.94%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 106.33             --                  --           --              6.33%
         Highest contract charge 0.90% Class B (l)           --             --                  --           --              --
         All contract charges                                --             30          $    3,190         0.27%             --

                                      A-79

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**     Return
                                                     ------------ --------------------- ------------ ---------------- ------------
EQ/Alliance Intermediate Government Securities
----------------------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class A          $ 179.15              --                 --            --             2.40%
         Highest contract charge 0.90% Class A         $ 172.44              --                 --            --             1.47%
         All contract charges                                --             828           $160,867          4.11%             --
  2002   Lowest contract charge 0.60% Class A          $ 174.96              --                 --            --             8.86%
         Highest contract charge 0.90% Class A         $ 169.94              --                 --            --             7.88%
         All contract charges                                --             925           $177,235          5.01%             --
  2001   Lowest contract charge 0.60% Class A          $ 160.72              --                 --            --             8.16%
         Highest contract charge 0.90% Class A         $ 157.52              --                 --            --             7.18%
         All contract charges                                --             645           $113,408          4.25%              --
  2000   Lowest contract charge 0.60% Class A          $ 148.60              --                 --            --             9.17%
         Highest contract charge 0.90% Class A         $ 146.97              --                 --            --             8.19%
         All contract charges                                --             431           $ 71,579          5.48%             --
  1999   Lowest contract charge 0.60% Class A          $ 136.12              --                 --            --             0.14%
         Highest contract charge 0.90% Class A         $ 135.85              --                 --            --           (0.76)%
         All contract charges                                --             506           $ 77,673          5.14%            --
EQ/Alliance Intermediate Government Securities
----------------------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)      $ 179.15              --                 --            --             2.40%
         Highest contract charge 0.90% Class B (l)     $ 128.60              --                 --            --             1.22%
         All contract charges                                --             239           $ 30,873          4.11%             --
  2002   Lowest contract charge 0.60% Class B (a)      $ 125.69              --                 --            --             7.93%
         Highest contract charge 0.90% Class B (l)     $ 127.05              --                 --            --            63.98%
         All contract charges                                --             205           $ 25,766          5.01%             --
  2001   Lowest contract charge 0.60% Class B (a)      $ 116.45              --                 --            --             7.24%
         Highest contract charge 0.90% Class B (l)           --              --                 --            --              --
         All contract charges                                --              79           $  9,200          4.25%             --
  2000   Lowest contract charge 0.60% Class B (a)      $ 108.59              --                 --            --             8.24%
         Highest contract charge 0.90% Class B (l)           --              --                 --            --              --
         All contract charges                                --              30           $  3,258          5.48%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 100.32              --                 --            --             0.32%
         All contract charges                                --               1           $    100          5.14%             --
         Unit Value 0.00% to 0.90%*
EQ/Alliance International (t)(w)
--------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A          $ 130.75              --                 --            --            35.43%
         Highest contract charge 0.90% Class A         $ 120.80              --                 --            --            34.21%
         All contract charges                                --           3,678           $457,336          1.67%             --
  2002   Lowest contract charge 0.00% Class A          $  96.54              --                 --            --           (9.91)%
         Highest contract charge 0.90% Class A         $  90.01              --                 --            --          (10.72)%
         All contract charges                                --           3,879           $357,984            --             --
  2001   Lowest contract charge 0.00% Class A          $ 107.16              --                 --            --          (22.87)%
         Highest contract charge 0.90% Class A         $ 100.82              --                 --            --          (23.57)%
         All contract charges                                --             493           $ 50,925          1.61%            --
  2000   Lowest contract charge 0.00% Class A          $ 138.93              --                 --            --          (22.77)%
         Highest contract charge 0.90% Class A         $ 131.90              --                 --            --          (23.72)%
         All contract charges                                --             510           $ 68,706          0.45%            --
  1999   Lowest contract charge 0.00% Class A          $ 184.49              --                 --            --            37.78%
         Highest contract charge 0.90% Class A         $ 172.91              --                 --            --            36.55%
         All contract charges                                --             430           $ 75,606            --             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units           Units          Net Assets     Investment        Total
                                                      Fair Value  Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     --------------------------------- ------------ ---------------- -------------
EQ/Alliance International (t)(w)
--------------------------------
         Unit Value 0.60% to 0.90%*                                         --                 --            --             34.36%
  2003   Lowest contract charge 0.60% Class B (a)     $  93.97              --                 --            --             33.96%
         Highest contract charge 0.90% Class B (l)    $  90.72             464           $ 43,571          1.67%             --
         All contract charges                               --              --                 --            --           (10.65)%
  2002   Lowest contract charge 0.60% Class B (a)     $  69.94              --                 --            --           (15.96)%
         Highest contract charge 0.90% Class B (l)    $  67.72             381           $ 26,647            --              --
         All contract charges                               --              --                 --            --           (23.77)%
  2001   Lowest contract charge 0.60% Class B (a)     $  78.27              --                 --            --              --
         Highest contract charge 0.90% Class B (l)          --              61           $  4,774          1.61%             --
         All contract charges                               --              --                 --            --           (23.61)%
  2000   Lowest contract charge 0.60% Class B (a)     $ 102.67              --                 --            --              --
         Highest contract charge 0.90% Class B (l)          --              34           $  3,491          0.45%             --
         All contract charges                               --              --                 --            --             34.41%
  1999   Lowest contract charge 0.60% Class B (a)     $ 134.41              --                 --            --              --
         Highest contract charge 0.90% Class B (l)          --               2           $    269            --              --
         All contract charges                               --
EQ/Alliance Premier Growth
--------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 123.92              --                 --            --             23.50%
         Highest contract charge 0.60% Class A (v)    $  89.23              --                 --            --             22.76%
         All contract charges                               --               8           $    953          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)     $ 100.34              --                 --            --            (9.22)%
         Highest contract charge 0.60% Class A (v)    $  72.69              --                 --            --           (24.09)%
         All contract charges                               --              --                 --            --              --
EQ/Alliance Premier Growth
--------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (a)     $  62.92              --                 --            --             23.18%
         Highest contract charge 0.90% Class B (a)    $  60.37              --                 --            --             22.08%
         All contract charges                               --           1,544           $ 94,657          0.00%             --
  2002   Lowest contract charge 0.00% Class B (a)     $  51.08              --                 --            --           (31.15)%
         Highest contract charge 0.90% Class B (a)    $  49.45              --                 --            --           (31.77)%
         All contract charges                               --           1,555           $ 77,814          0.00%             --
  2001   Lowest contract charge 0.00% Class B (a)     $  74.19              --                 --            --           (23.96)%
         Highest contract charge 0.90% Class B (a)    $  72.48              --                 --            --           (24.65)%
         All contract charges                               --           1,549           $113,224          0.00%             --
  2000   Lowest contract charge 0.00% Class B (a)     $  97.57              --                 --            --           (18.34)%
         Highest contract charge 0.90% Class B (a)    $  96.19              --                 --            --           (19.12)%
         All contract charges                               --           4,242           $410,042          0.93%             --
  1999   Lowest contract charge 0.00% Class B (a)     $ 119.55              --                 --            --             18.97%
         Highest contract charge 0.90% Class B (a)    $ 118.93              --                 --            --             18.28%
         All contract charges                               --             430           $ 51,236          0.76%             --
EQ/Alliance Quality Bond
------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A         $ 194.07              --                 --            --              3.80%
         Highest contract charge 0.90% Class A        $ 166.87              --                 --            --              2.86%
         All contract charges                               --             743           $132,868          3.04%             --
  2002   Lowest contract charge 0.00% Class A         $ 186.96              --                 --            --              7.94%
         Highest contract charge 0.90% Class A        $ 162.22              --                 --            --              6.98%
         All contract charges                               --             836           $144,632          4.07%             --
  2001   Lowest contract charge 0.00% Class A         $ 173.20              --                 --            --              8.29%
         Highest contract charge 0.90% Class A        $ 151.64              --                 --            --              7.31%
         All contract charges                               --             835           $134,227          3.06%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
EQ/Alliance Quality Bond
------------------------
  2000   Lowest contract charge 0.00% Class A          $ 159.94              --                 --            --            11.48%
         Highest contract charge 0.90% Class A         $ 141.31              --                 --            --            10.48%
         All contract charges                                --           3,123           $453,776          7.32%             --
  1999   Lowest contract charge 0.00% Class A          $ 143.47              --                 --            --           (2.00)%
         Highest contract charge 0.90% Class A         $ 127.90              --                 --            --           (2.88)%
         All contract charges                                --           1,770           $232,474          5.34%             --
EQ/Alliance Quality Bond
------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)      $ 129.57              --                 --            --             2.91%
         Highest contract charge 0.90% Class B (l)     $ 129.67              --                 --            --             2.61%
         All contract charges                                --             222           $ 28,789          3.04%             --
  2002   Lowest contract charge 0.60% Class B (a)      $ 125.90              --                 --            --             7.03%
         Highest contract charge 0.90% Class B (l)     $ 126.38              --                 --            --             6.45%
         All contract charges                                --             189           $ 23,795          4.07%             --
  2001   Lowest contract charge 0.60% Class B (a)      $ 117.63              --                 --            --             7.36%
         Highest contract charge 0.90% Class B (l)           --              --                 --            --              --
         All contract charges                                --              92           $ 10,822          3.06%             --
  2000   Lowest contract charge 0.60% Class B (a)      $ 109.56              --                 --            --            10.62%
         Highest contract charge 0.90% Class B (l)           --              --                 --            --              --
         All contract charges                                --              17           $  1,863          7.32%             --
  1999   Lowest contract charge 0.60% Class B (a)      $  99.05              --                 --            --           (0.95)%
         Highest contract charge 0.90% Class B (l)           --              --                 --            --              --
         All contract charges                                --               1           $     99          5.34%             --
EQ/Alliance Small Cap Growth (p)
--------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A          $ 151.93              --                 --            --            41.28%
         Highest contract charge 0.90% Class A         $ 143.04              --                 --            --            40.01%
         All contract charges                                --             928           $136,195          0.00%             --
  2002   Lowest contract charge 0.00% Class A          $ 107.54              --                 --            --          (30.08)%
         Highest contract charge 0.90% Class A         $ 102.16              --                 --            --          (30.71)%
         All contract charges                                --             879           $ 91,735          0.00%             --
  2001   Lowest contract charge 0.00% Class A          $ 153.80              --                 --            --          (13.02)%
         Highest contract charge 0.90% Class A         $ 147.44              --                 --            --          (13.80)%
         All contract charges                                --             838           $125,725          1.04%             --
  2000   Lowest contract charge 0.00% Class A          $ 176.81              --                 --            --            13.98%
         Highest contract charge 0.90% Class A         $ 171.05              --                 --            --            12.96%
         All contract charges                                --             817           $141,665          0.00%             --
  1999   Lowest contract charge 0.00% Class A          $ 155.12              --                 --            --            27.91%
         Highest contract charge 0.90% Class A         $ 151.42              --                 --            --            26.76%
         All contract charges                                --             454           $ 69,447            --              --
EQ/Alliance Small Cap Growth (p)
--------------------------------
         Unit Value 0.00% to 0.90%*                                          --                 --            --            40.93%
  2003   Lowest contract charge 0.00% Class B          $ 114.01              --                 --            --            39.67%
         Highest contract charge 0.90% Class B (k)     $ 108.53             384           $ 42,360          0.00%             --
         All contract charges                                --              --                 --            --          (30.66)%
  2002   Lowest contract charge 0.60% Class B(a)       $  78.76              --                 --            --          (30.87)%
         Highest contract charge 0.90% Class B (k)     $  77.71             312           $ 24,573          0.00%             --
         All contract charges                                --              --                 --            --          (13.76)%
  2001   Lowest contract charge 0.60% Class B(a)       $ 113.58              --                 --            --          (14.02)%
         Highest contract charge 0.90% Class B (k)     $ 112.41             185           $ 21,012          1.04%             --
         All contract charges                                --              --                 --            --            12.97%
  2000   Lowest contract charge 0.60% Class B(a)       $ 131.71              --                 --            --            12.63%
         Highest contract charge 0.90% Class B (k)     $ 130.74              71           $  9,351          0.00%             --
         All contract charges                                --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/Alliance Small Cap Growth (p)
--------------------------------
  1999   Lowest contract charge 0.60% Class B(a)       $ 116.59               --                 --            --           27.62%
         Highest contract charge 0.90% Class B (k)     $ 116.08               --                 --            --           26.47%
         All contract charges                                --                3           $    350            --              --
EQ/Bernstein Diversified Value (g)
----------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 142.16               --                 --            --           29.06%
         Highest contract charge 0.60% Class A (v)     $ 106.11               --                 --            --           28.29%
         All contract charges                                --               28           $  3,921          1.15%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 110.15               --                 --            --          (0.72)%
         Highest contract charge 0.60% Class A (v)     $  82.71               --                 --            --         (16.40)%
         All contract charges                                --                1           $     83          1.53%             --
EQ/Bernstein Diversified Value (g)
----------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (z)      $ 108.34               --                 --            --           28.73%
         Highest contract charge 0.90% Class B (z)     $ 120.24               --                 --            --           27.58%
         All contract charges                                --            1,337           $159,330          1.15%             --
  2002   Lowest contract charge 0.00% Class B (z)      $  84.16               --                 --            --         (13.64)%
         Highest contract charge 0.90% Class B (z)     $  94.25               --                 --            --         (14.41)%
         All contract charges                                --            1,168           $108,579          1.53%             --
  2001   Lowest contract charge 0.00% Class B (z)      $  97.45               --                 --            --          (0.92)%
         Highest contract charge 0.90% Class B (z)     $ 110.12               --                 --            --          (2.09)%
         All contract charges                                --              763           $ 82,335          1.39%             --
  2000   Lowest contract charge 0.60% Class B          $ 108.58               --                 --            --          (2.55)%
         Highest contract charge 0.60% Class B         $ 108.58               --                 --            --          (2.55)%
         All contract charges                                --                5           $    497          2.16%             --
  1999   Lowest contract charge 0.60% Class B          $ 111.42               --                 --            --           11.42%
         Highest contract charge 0.60% Class B         $ 111.42               --                 --            --           11.42%
         All contract charges                                --               --                 --          0.00%             --
EQ/Calvert Socially Responsible
-------------------------------
         Unit Value 0.00% to 0.00%
  2003   Lowest contract charge 0.00% Class A (r)      $ 131.93               --                 --            --              --
         Highest contract charge 0.00% Class A (r)     $ 131.93               --                 --            --              --
         All contract charges                                --                2           $      2          0.00%          28.26%
  2002   Lowest contract charge 0.00% Class A (r)      $ 102.86               --                 --            --              --
         Highest contract charge 0.00% Class A (r)     $ 102.86               --                 --            --          (4.27)%
         All contract charges                                --               --                 --            --              --
EQ/Calvert Socially Responsible
-------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (l)      $  82.09               --                 --            --           27.19%
         Highest contract charge 0.90% Class B (l)     $  81.01               --                 --            --           26.79%
         All contract charges                                --               --                 --          0.00%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  64.54               --                 --            --         (19.40)%
         Highest contract charge 0.90% Class B (l)     $  63.89               --                 --            --         (19.56)%
         All contract charges                                --               --                 --            --              --
EQ/Capital Guardian International
---------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 141.97               --                 --            --           32.95%
         Highest contract charge 0.60% Class A (v)     $ 110.29               --                 --            --           32.15%
         All contract charges                                --                1           $    208          0.99%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 106.79               --                 --            --          (1.90)%
         Highest contract charge 0.60% Class A (v)     $  83.46               --                 --            --         (15.60)%
         All contract charges                                --               --                 --          1.71%             --

                                      A-83

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
EQ/Capital Guardian International
---------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (b)     $  91.17              --                  --            --            31.82%
         Highest contract charge 0.90% Class B (r)    $  89.98              --                  --            --            31.43%
         All contract charges                               --              26             $ 2,330          0.99%             --
  2002   Lowest contract charge 0.60% Class B (b)     $  69.16              --                  --            --          (15.56)%
         Highest contract charge 0.90% Class B (r)    $  68.46              --                  --            --          (15.81)%
         All contract charges                               --              19             $ 1,314          1.71%             --
  2001   Lowest contract charge 0.60% Class B (b)     $  81.90              --                  --            --          (21.36)%
         Highest contract charge 0.90% Class B (r)    $  81.32              --                  --            --          (21.60)%
         All contract charges                               --               9             $   737          1.87%             --
  2000   Lowest contract charge 0.60% Class B (b)     $ 104.15              --                  --            --          (19.58)%
         Highest contract charge 0.90% Class B (v)    $ 103.73              --                  --            --          (19.82)%
         All contract charges                               --               4             $   417          0.66%             --
EQ/Capital Guardian Research (s)
--------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 143.32              --                  --            --            31.55%
         Highest contract charge 0.60% Class A (v)    $  97.73              --                  --            --            30.78%
         All contract charges                               --               1             $   111          0.37%             --
  2002   Lowest contract charge 0.00% Class A (r)     $ 108.94              --                  --            --           (2.26)%
         Highest contract charge 0.60% Class A (v)    $  74.73              --                  --          0.37%         (22.93)%
         All contract charges                               --              --                  --            --              --
EQ/Capital Guardian Research (s)
--------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (b)     $ 111.06              --                  --            --            31.49%
         Highest contract charge 0.90% Class B (b)    $ 106.79              --                  --            --            30.31%
         All contract charges                               --             696             $75,658          0.37%             --
  2002   Lowest contract charge 0.00% Class B (b)     $  84.46              --                  --            --          (24.66)%
         Highest contract charge 0.90% Class B (b)    $  81.95              --                  --            --          (25.34)%
         All contract charges                               --             633             $52,561          0.37%             --
  2001   Lowest contract charge 0.00% Class B (b)     $ 112.11              --                  --            --           (2.02)%
         Highest contract charge 0.90% Class B (b)    $ 109.77              --                  --            --           (2.90)%
         All contract charges                               --              73             $ 8,107          0.26%             --
  2000   Lowest contract charge 0.00% Class B (b)     $ 114.42              --                  --            --             5.92%
         Highest contract charge 0.90% Class B (b)    $ 113.05              --                  --            --             5.07%
         All contract charges                               --              26             $ 2,960          2.11%             --
  1999   Lowest contract charge 0.00% Class B (b)     $ 108.04              --                  --            --             7.10%
         Highest contract charge 0.90% Class B (b)    $ 107.71              --                  --            --             6.46%
         All contract charges                               --               1             $   108          0.48%             --
EQ/Capital Guardian U.S. Equity (o)
-----------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 152.80              --                  --            --            36.72%
         Highest contract charge 0.60% Class A (v)    $ 103.19              --                  --            --            35.91%
         All contract charges                               --               9             $ 1,254          0.25%             --
  2002   Lowest contract charge 0.00% Class A (r)     $ 111.76              --                  --            --           (1.73)%
         Highest contract charge 0.60% Class A (v)    $  75.92              --                  --            --          (22.22)%
         All contract charges                               --              --                  --          0.54%             --
EQ/Capital Guardian U.S. Equity (o)
-----------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (b)     $ 109.44              --                  --            --            36.39%
         Highest contract charge 0.90% Class B (b)    $ 105.23              --                  --            --            35.16%
         All contract charges                               --             451             $48,198          0.25%             --
  2002   Lowest contract charge 0.00% Class B (b)     $  80.24              --                  --            --          (23.67)%
         Highest contract charge 0.90% Class B (b)    $  77.86              --                  --            --          (24.36)%
         All contract charges                               --             309             $24,342          0.54%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- ------------
EQ/Capital Guardian U.S. Equity (o)
-----------------------------------
  2001   Lowest contract charge 0.00% Class B (b)      $ 105.12               --                 --            --           (2.01)%
         Highest contract charge 0.90% Class B (b)     $ 102.92               --                 --            --           (2.90)%
         All contract charges                                --               88           $  9,137          0.48%             --
  2000   Lowest contract charge 0.00% Class B (b)      $ 107.27               --                 --            --            3.58%
         Highest contract charge 0.90% Class B (b)     $ 105.99               --                 --            --            2.66%
         All contract charges                                --               19           $  2,025          2.75%             --
  1999   Lowest contract charge 0.00% Class B (b)      $ 103.56               --                 --            --            3.76%
         Highest contract charge 0.90% Class B (b)     $ 103.25               --                 --            --            3.11%
         All contract charges                                --                5           $    517          1.56%             --
EQ/Emerging Markets Equity
--------------------------
         Unit Value 0.00%
  2003   Lowest contract charge 0.00% Class A (r)      $ 174.14               --                 --            --           56.30%
         Highest contract charge 0.00% Class A (r)     $ 174.14               --                 --            --              --
         All contract charges                                --                5           $    912          0.60%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 111.41               --                 --            --            0.40%
         Highest contract charge 0.00% Class A (r)     $ 111.41               --                 --            --              --
         All contract charges                                --               --                 --            --              --
EQ/Emerging Markets Equity
--------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B          $  95.11               --                 --            --           55.92%
         Highest contract charge 0.90% Class B         $  89.79               --                 --            --           54.52%
         All contract charges                                --              756           $ 70,156          0.60%             --
  2002   Lowest contract charge 0.00% Class B          $  61.00               --                 --            --           (5.91)%
         Highest contract charge 0.90% Class B         $  58.11               --                 --            --           (6.76)%
         All contract charges                                --              684           $ 40,948            --              --
  2001   Lowest contract charge 0.00% Class B          $  64.83               --                 --            --           (5.15)%
         Highest contract charge 0.90% Class B         $  62.32               --                 --            --           (6.01)%
         All contract charges                                --              574           $ 36,716            --              --
  2000   Lowest contract charge 0.00% Class B          $  68.35               --                 --            --          (40.12)%
         Highest contract charge 0.90% Class B         $  66.30               --                 --            --          (40.59)%
         All contract charges                                --              584           $ 39,503          7.80%             --
  1999   Lowest contract charge 0.00% Class B          $ 114.00               --                 --            --           95.74%
         Highest contract charge 0.90% Class B         $ 111.59               --                 --            --           93.97%
         All contract charges                                --              344           $ 38,837          1.77%             --
EQ/Equity 500 Index (i)
-----------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A          $ 271.10               --                 --            --           28.14%
         Highest contract charge 0.90% Class A         $ 250.64               --                 --            --           26.99%
         All contract charges                                --            2,240           $581,816          1.31%             --
  2002   Lowest contract charge 0.00% Class A          $ 211.57               --                 --            --          (22.19)%
         Highest contract charge 0.90% Class A         $ 197.37               --                 --            --          (22.89)%
         All contract charges                                --            2,206           $448,827          1.17%             --
  2001   Lowest contract charge 0.00% Class A          $ 271.91               --                 --            --          (11.94)%
         Highest contract charge 0.90% Class A         $ 255.97               --                 --            --          (12.74)%
         All contract charges                                --            2,153           $565,538          1.04%             --
  2000   Lowest contract charge 0.00% Class A          $ 308.78               --                 --            --           (9.58)%
         Highest contract charge 0.90% Class A         $ 293.34               --                 --            --          (10.39)%
         All contract charges                                --            2,097           $628,870          0.64%             --
  1999   Lowest contract charge 0.00% Class A          $ 341.51               --                 --            --           20.38%
         Highest contract charge 0.90% Class A         $ 327.37               --                 --            --           19.30%
         All contract charges                                --            2,534           $844,316          1.12%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
EQ/Equity 500 Index (i)
-----------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)      $  84.13               --                 --            --           27.05%
         Highest contract charge 0.90% Class B (d)     $  95.23               --                 --            --           26.67%
         All contract charges                                --            1,053            $88,633          1.31%             --
  2002   Lowest contract charge 0.60% Class B (a)      $  66.22               --                 --            --         (22.86)%
         Highest contract charge 0.90% Class B (d)     $  75.18               --                 --            --         (23.09)%
         All contract charges                                --              869            $57,545          1.17%             --
  2001   Lowest contract charge 0.60% Class B (a)      $  85.84               --                 --            --         (12.69)%
         Highest contract charge 0.90% Class B (d)     $  97.75               --                 --            --         (12.95)%
         All contract charges                                --              575            $49,358          1.04%             --
  2000   Lowest contract charge 0.60% Class B (a)      $  98.32               --                 --            --         (10.34)%
         Highest contract charge 0.90% Class B (d)     $ 112.30               --                 --            --         (10.66)%
         All contract charges                                --              302            $29,693          0.64%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 109.66               --                 --            --            9.66%
         Highest contract charge 0.90% Class B               --               --                 --            --              --
         All contract charges                                --               51            $ 5,593          1.12%             --
EQ/Evergreen Omega
------------------
         Unit Value 0.00%
  2003   Lowest contract charge 0.00% Class A (r)      $ 141.17               --                 --            --           38.50%
         Highest contract charge 0.00% Class A (r)     $ 141.17               --                 --            --              --
         All contract charges                                --               --                 --          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 101.93               --                 --            --           (5.46)%
         Highest contract charge 0.00% Class A (r)       101.93               --                 --            --              --
         All contract charges                                --               --                 --            --              --
EQ/Evergreen Omega
------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (a)      $  82.41               --                 --            --           38.20%
         Highest contract charge 0.90% Class B (a)     $  79.24               --                 --            --           36.97%
         All contract charges                                --               90            $ 7,099          0.00%             --
  2002   Lowest contract charge 0.00% Class B (a)      $  59.63               --                 --            --         (24.01)%
         Highest contract charge 0.90% Class B (a)     $  57.85               --                 --            --         (24.70)%
         All contract charges                                --               33            $ 1,884          0.00%             --
  2001   Lowest contract charge 0.00% Class B (a)      $  78.47               --                 --            --         (17.01)%
         Highest contract charge 0.90% Class B (a)     $  76.83               --                 --            --         (17.76)%
         All contract charges                                --               16            $ 1,214          0.01%             --
  2000   Lowest contract charge 0.00% Class B (a)      $  94.55               --                 --            --         (11.66)%
         Highest contract charge 0.90% Class B (a)     $  93.42               --                 --            --         (12.50)%
         All contract charges                                --                5            $   455          0.36%             --
  1999   Lowest contract charge 0.00% Class B (a)      $  98.90               --                 --            --            9.70%
         Highest contract charge 0.90% Class B (a)     $ 106.77               --                 --            --            6.77%
         All contract charges                                --               --                 --          1.04%             --
EQ/FI Mid Cap
-------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 156.23               --                 --            --           43.98%
         Highest contract charge 0.60% Class A (v)     $ 115.85               --                 --            --           43.11%
         All contract charges                                --               18            $ 2,718          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 108.51               --                 --            --         ( 0.62)%
         Highest contract charge 0.60% Class A (v)     $  80.95               --                 --            --         (18.25)%
         All contract charges                                --               --                 --          0.02%             --
EQ/FI Mid Cap
-------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (d)      $ 101.82               --                 --            --           43.61%
         Highest contract charge 0.90% Class B (e)     $  98.80               --                 --            --           42.32%
         All contract charges                                --              667            $66,774          0.00%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment         Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- --------------
EQ/FI Mid Cap
-------------
  2002   Lowest contract charge 0.00% Class B (d)     $  70.90               --                 --            --          (18.47)%
         Highest contract charge 0.90% Class B (e)    $  69.42               --                 --            --          (19.20)%
         All contract charges                               --              427           $ 29,884          0.02%              --
  2001   Lowest contract charge 0.00% Class B (d)     $  86.96               --                 --            --          (13.41)%
         Highest contract charge 0.90% Class B (e)    $  85.92               --                 --            --          (14.19)%
         All contract charges                               --              174           $ 15,015          0.24%              --
  2000   Lowest contract charge 0.00% Class B (d)     $ 100.42               --                 --            --             0.46%
         Highest contract charge 0.90% Class B (e)    $ 100.13               --                 --            --             0.13%
         All contract charges                               --               15           $  1,504          0.39%              --
EQ/FI Small/Mid Cap Value
-------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 143.12               --                 --            --            33.60%
         Highest contract charge 0.60% Class A (v)    $ 107.10               --                 --            --            32.80%
         All contract charges                               --               23           $  3,150          0.32%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 107.13               --                 --            --           (0.82)%
         Highest contract charge 0.60% Class A (v)    $  80.65               --                 --            --          (22.04)%
         All contract charges                               --                1           $    107          0.65%              --
EQ/FI Small/Mid Cap Value
-------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B         $ 135.65               --                 --            --            33.26%
         Highest contract charge 0.90% Class B        $ 127.71               --                 --            --            32.06%
         All contract charges                               --            1,316           $171,897          0.32%              --
  2002   Lowest contract charge 0.00% Class B         $ 101.79               --                 --            --          (14.71)%
         Highest contract charge 0.90% Class B        $  96.70               --                 --            --          (15.47)%
         All contract charges                               --            1,201           $118,413          0.65%              --
  2001   Lowest contract charge 0.00% Class B         $ 119.34               --                 --            --             4.00%
         Highest contract charge 0.90% Class B        $ 114.40               --                 --            --             3.06%
         All contract charges                               --              692           $ 78,729          0.71%              --
  2000   Lowest contract charge 0.00% Class B         $ 114.75               --                 --            --             5.13%
         Highest contract charge 0.90% Class B        $ 111.01               --                 --            --             4.20%
         All contract charges                               --              335           $ 37,711          1.01%              --
  1999   Lowest contract charge 0.00% Class B         $ 109.14               --                 --            --             1.80%
         Highest contract charge 0.90% Class B        $ 106.54               --                 --            --             0.88%
         All contract charges                               --              332           $ 35,726          0.18%              --
EQ/J.P. Morgan Core Bond
------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 105.93               --                 --            --             3.60%
         Highest contract charge 0.60% Class A (v)    $ 112.19               --                 --            --             2.98%
         All contract charges                               --               19           $  2,008          3.36%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 102.25               --                 --            --             2.18%
         Highest contract charge 0.60% Class A (v)    $ 108.95               --                 --            --             7.30%
         All contract charges                               --               --                 --          6.36%              --
EQ/J.P. Morgan Core Bond
------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)     $ 133.66               --                 --            --             2.75%
         Highest contract charge 0.90% Class B (k)    $ 133.77               --                 --            --             2.44%
         All contract charges                               --               76           $ 10,330          3.36%              --
  2002   Lowest contract charge 0.60% Class B (a)     $ 130.09               --                 --            --             8.92%
         Highest contract charge 0.90% Class B (k)    $ 130.58               --                 --            --             8.59%
         All contract charges                               --               91           $ 11,964          6.36%              --
  2001   Lowest contract charge 0.60% Class B (a)     $ 119.43               --                 --            --             7.29%
         Highest contract charge 0.90% Class B (k)    $ 120.52               --                 --            --             6.97%
         All contract charges                               --               39           $  4,706          6.57%              --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/J.P. Morgan Core Bond
------------------------
  2000   Lowest contract charge 0.60% Class B (a)      $ 111.31              --                  --            --           10.82%
         Highest contract charge 0.90% Class B (k)     $ 112.42              --                  --            --            9.99%
         All contract charges                                --               9             $ 1,008         12.68%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 100.44              --                  --            --            0.45%
         Highest contract charge 0.90% Class B (k)     $ 101.74              --                  --            --          (2.48)%
         All contract charges                                --              --                  --         13.75              --
EQ/Janus Large Cap Growth
-------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 131.17              --                  --            --           26.17%
         Highest contract charge 0.60% Class A (v)     $  89.45              --                  --            --           25.42%
         All contract charges                                --              --                  --          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 103.96              --                  --            --          (5.93)%
         Highest contract charge 0.60% Class A (v)     $  44.64              --                  --            --         (24.00)%
         All contract charges                                --              --                  --          0.00%             --
EQ/Janus Large Cap Growth
-------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (e)      $  56.97              --                  --            --           25.85%
         Highest contract charge 0.90% Class B (e)     $  55.28              --                  --            --           24.73%
         All contract charges                                --             383             $21,531          0.00%             --
  2002   Lowest contract charge 0.00% Class B (e)      $  45.27              --                  --            --         (30.31)%
         Highest contract charge 0.90% Class B (e)     $  44.32              --                  --            --         (30.94)%
         All contract charges                                --             353             $15,788          0.00%             --
  2001   Lowest contract charge 0.00% Class B (e)      $  64.96              --                  --            --         (22.96)%
         Highest contract charge 0.90% Class B (e)     $  64.18              --                  --            --         (23.66)%
         All contract charges                                --             211             $13,611          0.01%             --
  2000   Lowest contract charge 0.00% Class B (e)      $  84.32              --                  --            --         (15.70)%
         Highest contract charge 0.90% Class B (e)     $  84.07              --                  --            --         (15.93)%
         All contract charges                                --              42             $ 3,534          0.33%             --
EQ/Lazard Small Cap Value
-------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 150.91              --                  --            --           37.74%
         Highest contract charge 0.60% Class A (r)     $ 150.69              --                  --            --           37.54%
         All contract charges                                --               9             $ 1,357          0.95%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 109.56              --                  --            --          (1.84)%
         Highest contract charge 0.00% Class A (r)     $ 109.56              --                  --            --              --
         All contract charges                                --              --                  --          0.76%             --
EQ/Lazard Small Cap Value
-------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B          $ 162.76              --                  --            --           37.38%
         Highest contract charge 0.90% Class B (a)     $ 154.95              --                  --            --           36.15%
         All contract charges                                --              21             $ 3,288          0.95%             --
  2002   Lowest contract charge 0.60% Class B (e)      $ 115.35              --                  --            --         (14.37)%
         Highest contract charge 0.90% Class B (a)     $ 113.81              --                  --            --         (14.63)%
         All contract charges                                --              21             $ 2,395          0.76%             --
  2001   Lowest contract charge 0.60% Class B (e)      $ 134.71              --                  --            --           17.04%
         Highest contract charge 0.90% Class B (a)     $ 133.32              --                  --            --           16.68%
         All contract charges                                --              17             $ 2,269          7.28%             --
  2000   Lowest contract charge 0.60% Class B (e)      $ 115.10              --                  --            --           17.81%
         Highest contract charge 0.90% Class B (a)     $ 114.26              --                  --            --           17.45%
         All contract charges                                --               1             $   115          5.58%             --
  1999   Lowest contract charge 0.90% Class B (a)      $  97.28              --                  --            --            0.83%
         Highest contract charge 0.90% Class B (a)     $  97.28              --                  --            --            0.83%
         All contract charges                                --              --                  --          0.00%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/Marsico Focus
----------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 127.32              --                  --            --           31.43%
         Highest contract charge 0.60% Class A (r)     $ 127.14              --                  --            --           31.25%
         All contract charges                                --              28            $  3,544          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $  96.87              --                  --            --          (6.15)%
         Highest contract charge 0.00% Class A (r)     $  96.87              --                  --            --              --
         All contract charges                                --              --                  --          0.04%             --
EQ/Marsico Focus
----------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (f)      $ 123.22              --                  --            --           31.13%
         Highest contract charge 0.90% Class B (f)     $ 120.75              --                  --            --           29.95%
         All contract charges                                --             540            $ 65,568          0.00%             --
  2002   Lowest contract charge 0.00% Class B (f)      $  93.97              --                  --            --         (11.56)%
         Highest contract charge 0.90% Class B (f)     $  92.92              --                  --            --         (12.35)%
         All contract charges                                --             230            $ 21,469          0.04%             --
  2001   Lowest contract charge 0.00% Class B (f)      $ 106.25              --                  --            --            6.25%
         Highest contract charge 0.90% Class B (f)     $ 106.01              --                  --            --            6.01%
         All contract charges                                --               7            $    743          0.00%             --
EQ/Mercury Basic Value Equity
-----------------------------
         Unit Value 0.00% to 0.60%
  2003   Lowest contract charge 0.00% Class A (r)      $ 149.21              --                  --            --           31.54%
         Highest contract charge 0.60% Class A (x)     $ 148.99              --                  --            --           31.35%
         All contract charges                                --              14            $  2,125          0.45%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 113.43              --                  --            --          (1.08)%
         Highest contract charge 0.00% Class A (r)     $ 113.43              --                  --            --              --
         All contract charges                                --              --                  --          1.20%             --
EQ/Mercury Basic Value Equity
-----------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B          $ 200.36              --                  --            --           31.19%
         Highest contract charge 0.90% Class B (a)     $ 188.64              --                  --            --           30.02%
         All contract charges                                --             845            $160,643          0.45%             --
  2002   Lowest contract charge 0.00% Class B          $ 152.72              --                  --            --         (16.66)%
         Highest contract charge 0.90% Class B (a)     $ 145.09              --                  --            --         (17.41)%
         All contract charges                                --             775            $113,095          1.20%             --
  2001   Lowest contract charge 0.00% Class B          $ 183.25              --                  --            --            5.53%
         Highest contract charge 0.90% Class B (a)     $ 175.68              --                  --            --            4.58%
         All contract charges                                --             552            $ 97,486          3.87%             --
  2000   Lowest contract charge 0.00% Class B          $ 173.64              --                  --            --           11.81%
         Highest contract charge 0.90% Class B (a)     $ 167.99              --                  --            --           10.81%
         All contract charges                                --             316            $ 53,489          5.50%             --
  1999   Lowest contract charge 0.00% Class B          $ 155.30              --                  --            --           19.00%
         Highest contract charge 0.90% Class B (a)     $ 151.61              --                  --            --           17.87%
         All contract charges                                --             260            $ 39,712          8.01%             --
EQ/Mercury International Value Equity (n)
-----------------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 135.63              --                  --            --           28.37%
         Highest contract charge 0.60% Class A (v)     $ 104.12              --                  --            --           27.60%
         All contract charges                                --              15            $  2,057          2.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 105.66              --                  --            --          (1.56)%
         Highest contract charge 0.60% Class A (v)     $  81.60              --                  --            --         (17.98)%
         All contract charges                                --              --                  --          1.34%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/Mercury International Value Equity (n)
-----------------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (k)      $ 101.19               --                 --            --           28.04%
         Highest contract charge 0.90% Class B (a)     $ 106.76               --                 --            --           26.89%
         All contract charges                                --              780           $ 83,414          2.00%             --
  2002   Lowest contract charge 0.00% Class B (l)      $  79.03               --                 --            --         (17.87)%
         Highest contract charge 0.90% Class B (a)     $  84.14               --                 --            --         (17.39)%
         All contract charges                                --              714           $ 59,941          1.34%             --
  2001   Lowest contract charge 0.60% Class B (a)      $ 100.79               --                 --            --         (22.00)%
         Highest contract charge 0.90% Class B (a)     $ 101.85               --                 --            --         (22.23)%
         All contract charges                                --                6           $    605          0.96%             --
  2000   Lowest contract charge 0.60% Class B (a)      $ 129.21               --                 --            --         (12.84)%
         Highest contract charge 0.90% Class B (a)     $ 130.96               --                 --            --         (13.10)%
         All contract charges                                --                3           $    388         16.34%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 148.24               --                 --            --          59.29%
         Highest contract charge 0.90% Class B (a)     $ 150.71               --                 --            --          58.81%
         All contract charges                                --               --                 --         20.47%             --
EQ/MFS Emerging Growth Companies
--------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 133.42               --                 --            --           29.63%
         Highest contract charge 0.60% Class A (v)     $  89.12               --                 --            --           28.86%
         All contract charges                                --                6           $    785          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 102.92               --                 --            --         ( 4.69)%
         Highest contract charge 0.60% Class A (v)     $  69.16               --                 --            --         (27.95)%
         All contract charges                                --               --                 --          0.00%             --
EQ/MFS Emerging Growth Companies
--------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B          $ 130.03               --                 --            --          29.30%
         Highest contract charge 0.90% Class B         $ 122.42               --                 --            --          28.15%
         All contract charges                                --            1,358           $165,227          0.00%             --
  2002   Lowest contract charge 0.00% Class B          $ 100.56               --                 --            --         (34.32)%
         Highest contract charge 0.90% Class B         $  95.53               --                 --            --         (34.92)%
         All contract charges                                --            1,308           $127,324          0.00%             --
  2001   Lowest contract charge 0.00% Class B          $ 153.10               --                 --            --         (34.05)%
         Highest contract charge 0.90% Class B         $ 146.78               --                 --            --         (34.65)%
         All contract charges                                --            1,480           $216,125          0.02%             --
  2000   Lowest contract charge 0.00% Class B          $ 232.15               --                 --            --         (18.56)%
         Highest contract charge 0.90% Class B         $ 224.60               --                 --            --         (19.56)%
         All contract charges                                --            1,392           $312,585          2.02%             --
  1999   Lowest contract charge 0.00% Class B          $ 286.03               --                 --            --           73.62%
         Highest contract charge 0.90% Class B         $ 279.22               --                 --            --           72.11%
         All contract charges                                --              846           $238,092          2.92%             --
EQ/MFS Investors Trust
----------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 126.55               --                 --            --           22.33%
         Highest contract charge 0.60% Class A (v)     $  95.39               --                 --            --           21.59%
         All contract charges                                --               --                 --          0.54%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 103.45               --                 --            --          (4.00)%
         Highest contract charge 0.00% Class A (v)     $ 103.45               --                 --            --          (4.00)%
         All contract charges                                --               --                 --          0.73%             --
EQ/MFS Investors Trust
----------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (a)      $  83.25               --                 --            --           22.03%
         Highest contract charge 0.90% Class B (a)     $  79.88               --                 --            --           20.93%
         All contract charges                                --              126           $ 10,256          0.54%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.





                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment         Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
EQ/MFS Investors Trust
----------------------
  2002   Lowest contract charge 0.00% Class B (a)     $  68.22               --                 --            --          (21.01)%
         Highest contract charge 0.90% Class B (a)    $  66.05               --                 --            --          (21.71)%
         All contract charges                               --               94           $  6,281          0.73%              --
  2001   Lowest contract charge 0.00% Class B (a)     $  86.36               --                 --            --          (15.98)%
         Highest contract charge 0.90% Class B (a)    $  84.37               --                 --            --          (16.74)%
         All contract charges                               --               48           $  4,088          0.54%              --
  2000   Lowest contract charge 0.00% Class B (a)     $ 102.79               --                 --            --           (0.77)%
         Highest contract charge 0.90% Class B (a)    $ 101.34               --                 --            --           (1.58)%
         All contract charges                               --               22           $  2,243          0.54%              --
  1999   Lowest contract charge 0.00% Class B (a)     $ 103.50               --                 --            --             8.76%
         Highest contract charge 0.90% Class B (a)    $ 102.97               --                 --            --             7.74%
         All contract charges                               --                4           $    413          0.92%              --
EQ/Money Market
---------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A         $ 146.53               --                 --            --             0.82%
         Highest contract charge 0.90% Class A        $ 143.25               --                 --            --           (0.08)%
         All contract charges                               --            1,619           $304,460          0.88%              --
  2002   Lowest contract charge 0.00% Class A         $ 145.34               --                 --            --             1.49%
         Highest contract charge 0.90% Class A        $ 143.37               --                 --            --             0.58%
         All contract charges                               --            1,949           $364,995          1.36%              --
  2001   Lowest contract charge 0.00% Class A         $ 143.20               --                 --            --             3.85%
         Highest contract charge 0.90% Class A        $ 142.55               --                 --            --             2.92%
         All contract charges                               --            1,988           $379,992          3.41%              --
  2000   Lowest contract charge 0.00% Class A         $ 137.89               --                 --            --             6.24%
         Highest contract charge 0.90% Class A        $ 138.51               --                 --            --             5.30%
         All contract charges                               --            1,925           $359,749          5.76%              --
  1999   Lowest contract charge 0.00% Class A         $ 129.78               --                 --            --             4.96%
         Highest contract charge 0.90% Class A        $ 131.54               --                 --            --             4.04%
         All contract charges                               --            1,821           $325,183          4.74%              --
EQ/Money Market
---------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.06% Class B         $ 146.53               --                 --            --             0.82%
         Highest contract charge 0.90% Class B (k)    $ 113.86               --                 --            --           (0.34)%
         All contract charges                               --              706           $ 81,841          0.88%              --
  2002   Lowest contract charge 0.60% Class B         $ 115.79               --                 --            --             0.63%
         Highest contract charge 0.90% Class B (k)    $ 114.25               --                 --            --             0.32%
         All contract charges                               --              919           $106,411          1.36%              --
  2001   Lowest contract charge 0.60% Class B         $ 115.07               --                 --            --             2.94%
         Highest contract charge 0.90% Class B (k)    $ 113.88               --                 --            --             2.63%
         All contract charges                               --              778           $ 89,524          3.41%              --
  2000   Lowest contract charge 0.60% Class B         $ 111.78               --                 --            --             5.36%
         Highest contract charge 0.90% Class B (k)    $ 110.96               --                 --            --             5.05%
         All contract charges                               --              340           $ 38,005          5.76%              --
  1999   Lowest contract charge 0.60% Class B         $ 106.09               --                 --            --             4.10%
         Highest contract charge 0.90% Class B (k)    $ 105.63               --                 --            --             3.78%
         All contract charges                               --              159           $ 16,868          4.74%              --
EQ/Putnam Growth & Income Value
-------------------------------
         Unit Value 0.00%
  2003   Lowest contract charge 0.00% Class A (r)     $ 138.60               --                 --            --            27.13%
         Highest contract charge 0.00% Class A (r)    $ 138.60               --                 --            --               --
         All contract charges                               --               --                 --          1.21%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 109.02               --                 --            --           (1.66)%
         Highest contract charge 0.00% Class A (r)    $ 109.02               --                 --            --               --
         All contract charges                               --               --                 --          1.45%              --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/Putnam Growth & Income Value
-------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B          $ 132.10              --                  --            --           26.81%
         Highest contract charge 0.90% Class B         $ 124.37              --                  --            --           25.67%
         All contract charges                                --             267             $33,056          1.21%             --
  2002   Lowest contract charge 0.00% Class B          $ 104.17              --                  --            --         (19.06)%
         Highest contract charge 0.90% Class B         $  98.97              --                  --            --         (19.78)%
         All contract charges                                --             266             $26,258          1.45%             --
  2001   Lowest contract charge 0.00% Class B          $ 128.70              --                  --            --          (6.81)%
         Highest contract charge 0.90% Class B         $ 123.38              --                  --            --          (7.65)%
         All contract charges                                --             235             $28,929          1.02%             --
  2000   Lowest contract charge 0.00% Class B          $ 138.10              --                  --            --            6.78%
         Highest contract charge 0.90% Class B         $ 133.60              --                  --            --            5.82%
         All contract charges                                --             183             $24,484          1.05%             --
  1999   Lowest contract charge 0.00% Class B          $ 129.34              --                  --            --          (1.36)%
         Highest contract charge 0.90% Class B         $ 126.25              --                  --            --          (2.25)%
         All contract charges                                --             172             $21,897          7.93%             --
EQ/Putnam Voyager
-----------------
         Unit Value 0.00%
  2003   Lowest contract charge 0.00% Class A (r)      $ 127.35              --                  --            --           24.27%
         Highest contract charge 0.00% Class A (r)     $ 127.35              --                  --            --              --
         All contract charges                                --               0             $    54          0.13%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 102.48              --                  --            --          (5.60)%
         Highest contract charge 0.00% Class A (r)     $ 102.48              --                  --            --              --
         All contract charges                                --              --                  --          0.13%             --
EQ/Putnam Voyager
-----------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (r)      $  68.73              --                  --            --           23.22%
         Highest contract charge 0.90% Class B (b)     $  77.01              --                  --            --           22.85%
         All contract charges                                --              25             $ 1,886          0.13%             --
  2002   Lowest contract charge 0.60% Class B (r)      $  55.78              --                  --            --         (26.79)%
         Highest contract charge 0.90% Class B (b)     $  62.69              --                  --            --         (27.01)%
         All contract charges                                --              22             $ 1,359          0.13%             --
  2001   Lowest contract charge 0.60% Class B (a)      $  76.19              --                  --            --         (24.91)%
         Highest contract charge 0.90% Class B (b)     $  85.89              --                  --            --         (25.14)%
         All contract charges                                --              17             $ 1,333          0.00%             --
  2000   Lowest contract charge 0.60% Class B (a)      $ 101.47              --                  --            --         (18.26)%
         Highest contract charge 0.90% Class B (b)     $ 114.73              --                  --            --         (18.51)%
         All contract charges                                --               7             $   781          1.03%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 124.14              --                  --            --           29.48%
         Highest contract charge 0.90% Class B (b)     $ 140.79              --                  --            --           29.09%
         All contract charges                                --              --                  --          5.87%             --
EQ/Small Company Index
----------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 162.91              --                  --            --           46.22%
         Highest contract charge 0.60% Class A (v)     $ 143.50              --                  --            --           36.87%
         All contract charges                                --              51             $ 7,341          0.36%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 111.41              --                  --            --          (0.43)%
         Highest contract charge 0.60% Class A (v)     $  76.53              --                  --            --         (25.07)%
         All contract charges                                --              --                  --          0.68%             --
EQ/Small Company Index
----------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (a)      $ 162.91             --                  --            --            37.42%
         Highest contract charge 0.90% Class B (k)     $ 126.96             --                  --            --            44.56%
         All contract charges                                --             24             $ 3,263          0.36%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)



  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment         Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/Small Company Index
----------------------
  2002   Lowest contract charge 0.00% Class B (a)     $  89.02                --                 --            --         (21.39)%
         Highest contract charge 0.90% Class B (k)    $  87.83                --                 --            --         (21.63)%
         All contract charges                               --                 6            $   533          0.68%              --
  2001   Lowest contract charge 0.60% Class B (a)     $ 113.24                --                 --            --            1.44%
         Highest contract charge 0.90% Class B (k)    $ 112.07                --                 --            --            1.13%
         All contract charges                               --                 5            $   566          1.15%              --
  2000   Lowest contract charge 0.60% Class B (a)     $ 111.63                --                 --            --          (3.98)%
         Highest contract charge 0.90% Class B (k)    $ 110.81                --                 --            --          (4.26)%
         All contract charges                               --                --                 --         15.71%              --
  1999   Lowest contract charge 0.60% Class B (a)     $ 116.25                --                 --            --           20.00%
         Highest contract charge 0.90% Class B (k)    $ 115.75                --                 --            --           19.64%
         All contract charges                               --                --                 --          0.00%              --
EQ/Technology
-------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 160.13                --                 --            --           43.88%
         Highest contract charge 0.00% Class A(r)     $ 160.13                --                 --            --               --
         All contract charges                               --                --                 --          0.00%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 111.29                --                 --            --          (5.36)%
         Highest contract charge 0.00% Class A(r)     $ 111.29                --                 --            --               --
         All contract charges                               --                --                 --          0.00%              --
EQ/Technology
-------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (c)     $  42.86                --                 --            --           43.55%
         Highest contract charge 0.90% Class B (c)    $  41.44                --                 --            --           42.22%
         All contract charges                               --             1,234            $51,840          0.00%              --
  2002   Lowest contract charge 0.00% Class B (c)     $  29.86                --                 --            --         (40.78)%
         Highest contract charge 0.90% Class B (c)    $  29.14                --                 --            --         (41.31)%
         All contract charges                               --             1,095            $32,210          0.00%              --
  2001   Lowest contract charge 0.00% Class B (c)     $  50.43                --                 --            --         (24.44)%
         Highest contract charge 0.90% Class B (c)    $  49.65                --                 --            --         (25.13)%
         All contract charges                               --               887            $44,301          0.01%              --
  2000   Lowest contract charge 0.00% Class B (c)     $  66.74                --                 --            --         (33.30)%
         Highest contract charge 0.90% Class B (c)    $  66.31                --                 --            --         (33.66)%
         All contract charges                               --               528            $35,103          0.00%              --
Fidelity VIP Asset Manager: Growth
----------------------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)     $ 118.93                --                 --            --           18.93%
         Highest contract charge 0.00% Class B (x)    $ 118.93                --                 --            --           18.93%
         All contract charges                               --                10            $ 1,163          0.00%              --
Fidelity VIP Contrafund
-----------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)     $ 127.04                --                 --            --           27.04%
         Highest contract charge 0.00% Class B (x)    $ 127.04                --                 --            --           27.04%
         All contract charges                               --                23            $ 2,906          0.00%              --
Fidelity VIP Equity-Income
--------------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)     $ 130.01                --                 --            --           30.01%
         Highest contract charge 0.00% Class B (x)    $ 130.01                --                 --            --           30.01%
         All contract charges                               --                20            $ 2,550          0.00%              --
Fidelity VIP Growth & Income
----------------------------
         Unit Value 0.00% to 0.00%*                                           --                 --            --           17.50%
  2003   Lowest contract charge 0.00% Class B (x)     $ 117.50                --                 --            --           17.50%
         Highest contract charge 0.00% Class B (x)    $ 117.50                14            $ 1,689          0.00%              --
         All contract charges                               --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


7. Accumulation Unit Values (Continued)


           Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                                               Years Ended December 31,
                                                     ----------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment       Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**     Return
                                                     ------------ --------------------- ------------ ---------------- -----------
Fidelity VIP High Income
------------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)      $ 114.31             --                  --            --            14.31%
         Highest contract charge 0.00% Class B (x)     $ 114.31             --                  --            --            14.31%
         All contract charges                                --             22             $ 2,470          0.00%            --
Fidelity VIP Investment Grade Bond
----------------------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)      $ 102.43             --                  --            --             2.43%
         Highest contract charge 0.00% Class B (x)     $ 102.43             --                  --            --             2.43%
         All contract charges                                --             36             $ 3,681          0.00%            --
Fidelity VIP Mid Cap
--------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)      $ 143.96             --                  --            --            17.50%
         Highest contract charge 0.00% Class B (x)     $ 143.96             --                  --            --            17.50%
         All contract charges                                --             12             $ 1,693          0.00%            --
Fidelity VIP Value
------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)      $ 127.90             --                  --            --            27.90%
         Highest contract charge 0.00% Class B (x)     $ 127.90             --                  --            --            27.90%
         All contract charges                                --              7             $   858          0.30%            --
Fidelity VIP Value Strategies
-----------------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)      $ 154.26             --                  --            --            54.26%
         Highest contract charge 0.00% Class B (x)     $ 154.26             --                  --            --            54.26%
         All contract charges                                --             17             $ 2,549          0.47%            --
MFS Mid Cap Growth
------------------
         Unit Value 0.60% to 0.60%*
  2003   Lowest contract charge 0.60% Class A (q)      $ 106.65             --                  --            --            36.21%
         Highest contract charge 0.60% Class A(q)      $ 106.65             --                  --            --             --
         All contract charges                                --              1             $   120          0.00%            --
  2002   Lowest contract charge 0.60% Class A (q)      $  78.30             --                  --            --             6.10%
         Highest contract charge 0.60% Class A (q)     $  78.30             --                  --            --             --
         All contract charges                                --             --                  --            --             --
PEA Renaissance
---------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 188.48             --                  --            --            57.42%
         Highest contract charge 0.90% Class A(q)      $ 160.50             --                  --            --            60.50%
         All contract charges                                --             65             $11,141          0.80%            --
  2002   Lowest contract charge 0.00% Class A (r)      $ 119.73             --                  --            --             2.83%
         Highest contract charge 0.60% Class A (q)     $  87.10             --                  --          1.01%            4.66%
         All contract charges                                --             --                  --            --             --
PIMCO Total Return
------------------
         Unit Value 0.60% to 0.60%*
  2003   Lowest contract charge 0.60% Class A (q)      $ 110.16             --                  --            --             2.34%
         Highest contract charge 0.60% Class A (q)     $ 110.16             --                  --            --             2.34%
         All contract charges                                --              1             $   161          3.31%            --
  2002   Lowest contract charge 0.60% Class A (q)      $ 107.65             --                  --            --             6.57%
         Highest contract charge 0.60% Class A (q)     $ 107.65             --                  --            --             6.57%
         All contract charges                                --             --                  --          6.80%            --
U.S. Real Estate
----------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 144.52             --                  --            --            37.51%
         Highest contract charge 0.90% Class A (x)     $ 128.93             --                  --            --            28.93%
         All contract charges                                --             91             $12,747          0.00%            --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ----------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
U.S. Real Estate
----------------
  2002   Lowest contract charge 0.00% Class A (r)      $ 105.10              --                 --             --            2.84%
         Highest contract charge 0.00% Class A(r)      $ 105.10              --                 --             --            2.84%
         All contract charges                                --              12             $1,261           9.14%             --
Vanguard VIF Equity Index
-------------------------
         Unit Value 0.60% to 0.60%*
  2003   Lowest contract charge 0.60% Class A (v)      $  98.77              --                 --             --           27.70%
         Highest contract charge 0.60% Class A(v)      $  98.77              --                 --             --           27.70%
         All contract charges                                --               9             $  929           1.01%             --
  2002   Lowest contract charge 0.60% Class A (v)      $  77.35              --                 --             --         (19.51)%
         Highest contract charge 0.60% Class A (v)     $  77.35              --                 --             --         (19.51)%
         All contract charges                                --               1             $   77           0.00%             --

(a)    Units were made available for sale on June 4, 1999.
(b)    Units were made available for sale on August 30, 1999.
(c)    Units were made available for sale on May 22, 2000.
(d)    Units were made available for sale on June 22, 2000.
(e)    Units were made available for sale on October 22, 2000.
(f)    Units were made available for sale on October 22, 2001.
(g) A substitution of T. Rowe Price Equity Income Portfolio for the EQ/Bernstein Portfolio occurred on May 18, 2001 (See Note 5).
(h) A substitution of Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced and Mercury World Strategy Portfolios for AXA Moderate Allocation Portfolio occurred on May 18, 2001 (See Note 5).
(i)    A substitution of the BT Equity 500 Index Portfolio for the EQ/Equity
       500 Index Portfolio occurred on October 6, 2000 (See Note 5).
(j)    Units were made available for sale on April 26, 2002.
(k)    Units were made available for sale on January 1, 1999.
(l)    Units were made available for sale on May 13, 2002.
(m)    Units were made available for sale March 31, 2002.
(n)    A substitution of EQ/T. Rowe Price International Portfolio for
       EQ/Mercury International Value Portfolio occurred on April 26, 2002
       (See Note 5).
(o) A substitution of EQ/AXP New Dimensions Portfolio for the EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002 (See Note 5).
(p) A substitution of EQ/AXP Strategy Aggressive Portfolio for the EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002 (See
       Note 5).
(q)    Units were made available for sale on August 5, 2002.
(r)    Units were made available for sale on November 5, 2002.
(s) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002 (See Note 5).
(t) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002 (See Note 5).
(u) A substitution of EQ/Alliance Growth Investors Portfolio for the AXA Moderate Allocation Portfolio occurred on November 22, 2002 (See Note 5).
(v)    Units were made available for sale on April 15, 2002.
(w) A substitution of EQ/International Equity Index for EQ/Alliance International occurred on May 2, 2003 (See Note 5).
(x)    Units were made available for sale on May 2, 2003.
(y)    Units were made available for sale on October 13, 2003.
(z)    Units were made available for sale on May 18, 2001.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Concluded)

December 31, 2003


7.   Accumulation Unit Values (Concluded)

     * Expenses as a percentage of average net assets (0.00%, 0.50%, 1.15%, 1.35%, 1.55%, 1.60%, 1.70% annualized) consisting primarily of mortality and expense charges, for each period indicated. The ratios included only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as contractowners may not have selected all available and applicable contract options.

     ** The Investment Income ratio represents the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of trust fees and expenses, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests.

     *** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

                         REPORT OF INDEPENDENT AUDITORS





To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
New York, New York

March 9, 2004

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                                                               December 31,         December 31,
                                                                                   2003                 2002
                                                                              -----------------    -----------------
                                                                                         (In Millions)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    29,095.5        $    26,278.9
  Mortgage loans on real estate.............................................        3,503.1              3,746.2
  Equity real estate, held for the production of income.....................          656.5                717.3
  Policy loans..............................................................        3,894.3              4,035.6
  Other equity investments..................................................          789.1                720.3
  Other invested assets.....................................................        1,101.6              1,327.6
                                                                              -----------------    -----------------
      Total investments.....................................................       39,040.1             36,825.9
Cash and cash equivalents...................................................          722.7                269.6
Cash and securities segregated, at estimated fair value.....................        1,285.8              1,174.3
Broker-dealer related receivables...........................................        2,284.7              1,446.2
Deferred policy acquisition costs...........................................        6,290.4              5,801.0
Goodwill and other intangible assets, net...................................        3,513.4              3,503.8
Amounts due from reinsurers.................................................        2,460.4              2,351.7
Loans to affiliates, at estimated fair value................................          400.0                413.0
Other assets................................................................        3,829.7              4,028.7
Separate Accounts' assets...................................................       54,438.1             39,012.1
                                                                              -----------------    -----------------

Total Assets................................................................  $   114,265.3        $    94,826.3
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    25,307.7        $    23,037.5
Future policy benefits and other policyholders liabilities..................       13,934.7             13,975.7
Broker-dealer related payables..............................................        1,261.8                731.0
Customers related payables..................................................        1,897.5              1,566.8
Amounts due to reinsurers...................................................          936.5                867.5
Short-term and long-term debt...............................................        1,253.2              1,274.7
Federal income taxes payable................................................        2,362.8              2,006.4
Other liabilities...........................................................        2,006.9              1,751.8
Separate Accounts' liabilities..............................................       54,300.6             38,883.8
Minority interest in equity of consolidated subsidiaries....................        1,744.9              1,816.6
Minority interest subject to redemption rights..............................          488.1                515.4
                                                                              -----------------    -----------------
      Total liabilities.....................................................      105,494.7             86,427.2
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding....................................................            2.5                  2.5
Capital in excess of par value..............................................        4,848.2              4,812.8
Retained earnings...........................................................        3,027.1              2,902.7
Accumulated other comprehensive income......................................          892.8                681.1
                                                                              -----------------    -----------------
      Total shareholder's equity............................................        8,770.6              8,399.1
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................  $   114,265.3        $    94,826.3
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                      2003               2002               2001
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,376.7       $     1,315.5      $     1,342.3
Premiums......................................................          889.4               945.2            1,019.9
Net investment income.........................................        2,386.9             2,377.2            2,404.3
Investment losses, net........................................          (62.3)             (278.5)            (207.3)
Commissions, fees and other income............................        2,811.8             2,987.6            3,108.5
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        7,402.5             7,347.0            7,667.7
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,708.2             2,036.0            1,888.8
Interest credited to policyholders' account balances..........          969.7               972.5              981.7
Compensation and benefits.....................................        1,327.0             1,244.3            1,307.1
Commissions...................................................          991.9               788.8              742.1
Distribution plan payments....................................          370.6               392.8              429.1
Amortization of deferred sales commissions....................          208.6               229.0              230.8
Interest expense..............................................           82.3                95.7              102.6
Amortization of deferred policy acquisition costs.............          434.6               296.7              287.9
Capitalization of deferred policy acquisition costs...........         (990.7)             (754.8)            (746.4)
Rent expense..................................................          165.8               168.8              157.5
Amortization of goodwill and other intangible assets, net.....           21.9                21.2              178.2
Alliance charge for mutual fund matters and legal
  proceedings.................................................          330.0                 -                  -
Other operating costs and expenses............................          832.4               827.4              815.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,452.3             6,318.4            6,374.8
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................          950.2             1,028.6            1,292.9
Federal income tax expense....................................         (240.5)              (50.9)            (316.2)
Minority interest in net income of consolidated subsidiaries..         (188.7)             (362.8)            (370.1)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................          521.0               614.9              606.6
Earnings from discontinued operations, net of Federal
    income taxes..............................................            3.4                 5.6               43.9
Cumulative effect of accounting changes, net of Federal
    income taxes..............................................            -                 (33.1)              (3.5)
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $      524.4       $       587.4      $       647.0
                                                                =================  =================  =================






                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                         2003               2002               2001
                                                                   -----------------   ----------------   ----------------
                                                                                       (In Millions)

Common stock, at par value, beginning and end of year.........      $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year as previously
   reported...................................................            4,753.8            4,694.6            4,723.8
Prior period adjustment related to deferred Federal
    income taxes..............................................               59.0               59.0               59.0
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, beginning of year as restated.            4,812.8            4,753.6            4,782.8
Increase (decrease) in paid in capital in excess of par value.               35.4               59.2              (29.2)
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year...................            4,848.2            4,812.8            4,753.6
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year as previously reported...            2,740.6            2,653.2            3,706.2
Prior period adjustment related to deferred Federal
   income taxes...............................................              162.1              162.1              162.1
                                                                   -----------------   ----------------   ----------------
Retained earnings, beginning of year as restated..............            2,902.7            2,815.3            3,868.3
Net earnings..................................................              524.4              587.4              647.0
Shareholder dividends paid....................................             (400.0)            (500.0)          (1,700.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year................................            3,027.1            2,902.7            2,815.3
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive income ,
  beginning of year...........................................              681.1              215.4               12.8
Other comprehensive income....................................              211.7              465.7              202.6
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive income, end of year...........              892.8              681.1              215.4
                                                                   -----------------   ----------------   ----------------

Total Shareholder's Equity, End of Year.......................      $     8,770.6       $    8,399.1       $    7,786.8
                                                                   =================   ================   ================

COMPREHENSIVE INCOME
Net earnings..................................................      $       524.4       $      587.4       $      647.0
                                                                   -----------------   ----------------   ----------------
Change in unrealized gains (losses), net of reclassification
   adjustments................................................              211.7              465.6              202.6
Minimum pension liability adjustment..........................                -                   .1                -
                                                                   -----------------   ----------------   ----------------
Other comprehensive income....................................              211.7              465.7              202.6
                                                                   -----------------   ----------------   ----------------
Comprehensive Income..........................................      $       736.1       $    1,053.1       $      849.6
                                                                   =================   ================   ================












                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                       2003                2002               2001
                                                                 -----------------   -----------------  -----------------
                                                                                      (In Millions)

Net earnings..................................................    $       524.4       $      587.4       $       647.0
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........            969.7              972.5               981.7
  Universal life and investment-type product
    policy fee income.........................................         (1,376.7)          (1,315.5)           (1,342.3)
  Net change in broker-dealer and customer related
    receivables/payables......................................             22.5             (237.3)              181.0
  Investment losses, net......................................             62.3              278.5               207.3
  Change in deferred policy acquisition costs.................           (556.1)            (458.1)             (458.5)
  Change in future policy benefits............................            (97.4)             218.0               (15.1)
  Change in property and equipment............................            (55.8)             (76.6)             (229.2)
  Change in Federal income tax payable........................            246.3               93.3              (231.5)
  Change in accounts payable and accrued expenses.............            276.8               (8.9)              (36.8)
  Change in segregated cash and securities, net...............           (111.5)             240.8              (108.8)
  Minority interest in net income of consolidated
     subsidiaries.............................................            188.7              362.8               370.1
  Change in fair value of guaranteed minimum income
     benefit reinsurance contracts............................             91.0             (120.0)                -
  Amortization of deferred sales commissions..................            208.6              229.0               230.8
  Amortization of goodwill and other intangible assets, net...             21.9               21.2               178.2
  Other, net..................................................            272.6             (114.2)              121.9
                                                                 -----------------   -----------------  -----------------

Net cash provided by operating activities.....................            687.3              672.9               495.8
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................          4,216.4            2,996.0             2,454.6
  Sales.......................................................          4,818.2            8,035.9             9,285.2
  Purchases...................................................        (11,457.9)         (12,709.0)          (11,833.0)
  Change in short-term investments............................            334.3             (568.9)              211.8
  Acquisition of subsidiary ..................................              -               (249.7)                -
  Loans to affiliates.........................................              -                  -                (400.0)
  Other, net..................................................             89.3              126.6               (80.3)
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities.........................         (1,999.7)          (2,369.1)             (361.7)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
     Deposits.................................................          5,639.1            4,328.5             3,198.8
     Withdrawals and transfers to Separate Accounts...........         (3,181.1)          (2,022.9)           (2,458.1)
  Net change in short-term financings.........................            (22.1)            (201.2)             (552.8)
  Additions to long-term debt.................................              -                  -                 398.1
  Shareholder dividends paid..................................           (400.0)            (500.0)           (1,700.0)
  Other, net..................................................           (270.4)            (318.6)             (456.9)
                                                                 -----------------   -----------------  -----------------

Net cash provided (used) by financing activities..............          1,765.5            1,285.8            (1,570.9)
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents...........................            453.1             (410.4)           (1,436.8)
Cash and cash equivalents, beginning of year..................            269.6              680.0             2,116.8
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year........................    $       722.7       $      269.6       $       680.0
                                                                 =================   =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                                    CONTINUED

                                                                      2003               2002               2001
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)


Supplemental cash flow information:
  Interest Paid...............................................   $       91.0       $        80.5      $        82.1
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (45.7)      $      (139.6)     $       524.2
                                                                =================  =================  =================










                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)      ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable of Colorado ("EOC"). Equitable Life's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance").

        In October 2000, Alliance acquired substantially all of the assets and liabilities of SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"). In the fourth quarter of 2002, Equitable Life and its consolidated subsidiaries (collectively, the "Company") acquired 8.16 million units in Alliance ("Alliance Units") at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see Note 2). Upon completion of this transaction the Company's beneficial ownership in Alliance increased by approximately 3.2%. The Company's consolidated economic interest in Alliance was 42.6% at December 31, 2003, and together with the Holding Company's economic interest in Alliance was approximately 55.5%.

        AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In 2000, AXA acquired the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.


2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of Equitable Life and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those investment companies, partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances except those with discontinued operations have been eliminated in consolidation. The years "2003," "2002" and "2001" refer to the years ended December 31, 2003, 2002 and 2001, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

        Prior Period Adjustment
        -----------------------

        A review by Equitable Life in 2003 of Federal income tax assets and liabilities identified an overstatement of the deferred Federal income tax liability related to the years ended December 31, 2000 and earlier. As a result, the Federal income tax liability as of December 31, 2002 has been reduced by $221.1 million, and the consolidated shareholder's equity as of December 31, 2002 and 2001 has been increased by $221.1 million, with no impact on the consolidated statements of earnings for the years ended December 31, 2002 and 2001 or any prior period after the adoption on January 1, 1992 of SFAS No. 109, "Accounting for Income Taxes." This adjustment has been reported in the accompanying financial statements as an increase in consolidated shareholder's equity as of January 1, 2001.

        Closed Block
        ------------

        When it demutualized on July 22, 1992, Equitable Life established a Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for the payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Other Discontinued Operations
        -----------------------------

        In 1991, management discontinued the business of certain pension operations ("Other Discontinued Operations"). Other Discontinued Operations at December 31, 2003 principally consists of the group non-participating wind-up annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2003 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of invested assets ("Discontinued Operations Investment Assets") held by Other Discontinued Operations. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the Other Discontinued Operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Other Discontinued Operations. See Note 8.

        Accounting Changes
        ------------------

        In January 2003, the Financial Accounting Standards Board (the "FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 addresses when it is appropriate to consolidate financial interests in a VIE, a new term to define a business structure that either (i) does not have equity investors with voting or other similar rights or (ii) has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities ("SPEs"), FIN No. 46 imposes a consolidation standard that focuses on the relative exposures of the participants to the economic risks and rewards from the net assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under FIN No. 46, the party with a majority of the economic risks or rewards associated with a VIE's activities, including those conveyed by guarantees, commitments, derivatives, credit enhancements, and similar instruments or obligations, is the "primary beneficiary" and, therefore, is required to consolidate the VIE.

        Transition to the consolidation requirements of FIN No. 46 began in first quarter 2003, with immediate application to all new VIEs created after January 31, 2003, and was expected to be followed by application beginning in third quarter 2003 to all existing VIEs. However, in October 2003, the FASB deferred the latter transition date to December 31, 2003 and, likewise, extended the related transitional requirements to disclose if it is "reasonably possible" that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. On December 24, 2003, the FASB issued FIN No. 46(Revised) ("FIN No. 46(R)"), containing significant modifications to the original interpretation issued in January 2003 and delaying the requirement to consolidate all VIEs for which the company's financial interest therein constitutes a primary beneficiary relationship until March 31, 2004. Although the consolidation requirements of FIN No. 46(R) generally begin in first quarter 2004, no delay was afforded to consolidation of SPEs. However, at December 31, 2003, no entities in which the Company had economic interests were identified as SPEs under the rules previously in effect.

        While FIN No. 46(R) supports the same underlying principle put forth in the original interpretation, it addresses issues that arose as companies analyzed the potential impact of adopting FIN No. 46's consolidation requirements and resolves some of those issues in a manner expected to make implementation less onerous for certain entities with financial interests in VIEs. The most notable departure of FIN No. 46(R) from the original interpretation is the revised treatment of "decision maker" fees (such as asset management fees) to include only their variability in the calculation of a VIE's expected residual returns. Prior to this change, inclusion of decision maker fees on a gross basis created a bias towards consolidation by a decision maker as the recipient of a majority of a VIE's economic rewards unless another party absorbed a majority of the VIE's economic risks.

        At December 31, 2003, the Insurance Group's General Account had VIEs deemed to be significant under FIN No. 46 totaling $105.8 million. VIEs totaling $45.5 million and $60.3 million are reflected in the consolidated balance sheets as fixed maturities (collateralized debt obligations) and other equity investments (principally, investment limited partnerships), respectively, and are subject to ongoing review for impairment in value. These VIEs and approximately $17.1 million of funding commitments to the investment limited partnerships at December 31, 2003 represent the Insurance Group's maximum exposure to loss from its direct involvement with these VIEs. The Insurance Group has no further economic interests in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations. As a result of management's review and the FASB's implementation guidance to date, these VIEs are not expected to require consolidation because management has determined that the Insurance Group is not the primary beneficiary.

        Management of Alliance has reviewed its investment management agreements, its investments in and other financial arrangements with certain entities that hold client assets under management of approximately $48 billion. These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures, to determine the entities that Alliance would be required to consolidate under FIN No. 46(R).

        As a result of its review, which is still ongoing, Alliance's management believes it is reasonably possible that Alliance will be required to consolidate an investment in a joint venture arrangement including the joint venture's funds under management, and one hedge fund as of March 31, 2004. These entities have client assets under management totaling approximately $231 million. However, Alliance's total investment in these entities is approximately $.4 million and its maximum exposure to loss is limited to its investments and prospective investment management fees. Consolidation of these entities would result in increases in Alliance's assets, principally investments, and in its liabilities, principally minority interests in consolidated entities, of approximately $231 million.

        Alliance derives no direct benefit from client assets under management other than investment management fees and cannot utilize those assets in its operations.

        Alliance has significant variable interests in certain other VIEs with approximately $1.1 billion in client assets under management. However, these VIEs do not require consolidation because Alliance's management has determined that Alliance is not the primary beneficiary. Alliance's maximum exposure to loss to these entities is limited to a nominal investment and prospective investment management fees.

        FIN No. 46(R) is highly complex and requires significant estimates and judgments as to its application. Since implementation of the consolidation of VIEs under FIN No. 46(R) generally has been deferred to reporting periods ending after March 15, 2004 and the FASB is continuing to develop guidance on implementation issues, management's assessment of the effect of FIN No. 46(R) is ongoing and its initial conclusions regarding the consolidation of VIEs may change.

        On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 142 embraced an entirely new approach to accounting for goodwill by eliminating the long-standing requirement for systematic amortization and instead imposing periodic impairment testing to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. Concurrent with its adoption of SFAS No. 142, the Company ceased to amortize goodwill. Amortization of goodwill and other intangible assets for the year ended December 31, 2001 was approximately $73.4 million, net of minority interest of $104.7 million, of which $7.6 million, net of minority interest of $13.6 million, related to other intangible assets. Net income, excluding goodwill amortization expense, for the year ended December 31, 2001 would have been $712.8 million. The carrying amount of goodwill was $3,140.6 million and $3,112.2 million, respectively, at December 31, 2003 and 2002 and relates solely to the Investment Services segment. No losses resulted in 2003 and 2002 from the annual impairment testing of goodwill and indefinite-lived intangible assets. Amounts presently estimated to be recorded in each of the succeeding five years ending December 31, 2008 for amortization of other intangible assets are not expected to vary significantly from the amount for the full year December 31, 2003 of $9.3 million, net of minority interest of $12.6 million. Amortization of other intangible assets for the year ended December 31, 2002 was $8.6 million, net of minority interest of $12.6 million. The gross carrying amount and accumulated amortization of other intangible assets were $534.8 million and $162.0 million, respectively, at December 31, 2003 and $531.7 million and $140.1 million, respectively, at December 31, 2002. SFAS No. 144 retains many of the fundamental recognition and measurement provisions previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. SFAS No. 141 and No. 144 had no material impact on the results of operations or financial position of the Company upon their adoption on January 1, 2002.

        Effective January 1, 2002, the Company changed its method of accounting for liabilities associated with variable annuity contracts that contain guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features, to establish reserves for the Company's estimated obligations associated with these features. The method was changed to achieve a better matching of revenues and expenses. The initial impact of adoption as of January 1, 2002 resulted in a charge of $33.1 million for the cumulative effect of this accounting change, net of Federal income taxes of $17.9 million, in the consolidated statements of earnings. Prior to the adoption of this accounting change, benefits under these features were expensed as incurred. The impact of this change was to reduce Earnings from continuing operations in 2002 by $113.0 million, net of Federal income taxes of $61.0 million. The pro-forma effect of retroactive application of this change on 2001 results of operations was not material.

        On January 1, 2001, the Company adopted SFAS No. 133, as amended, that established new accounting and reporting standards for all derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. With respect to free-standing derivative positions, at January 1, 2001, the Company recorded a cumulative-effect-type charge to earnings of $3.5 million to recognize the difference between the carrying values and fair values. With respect to embedded derivatives, the Company elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments. As a consequence of this election, coupled with interpretive guidance specifically related to insurance contracts and features, adoption of the new requirements for embedded derivatives had no material impact on the Company's results of operations or its financial position. None of the Company's derivatives were designated as qualifying hedges under SFAS No. 133 and, consequently, required mark-to-market accounting through earnings for changes in their fair values beginning January 1, 2001. Upon its adoption of SFAS No. 133, the Company reclassified $256.7 million of held-to-maturity securities as available-for-sale. This reclassification resulted in an after-tax cumulative-effect-type adjustment of $8.9 million in other comprehensive income, representing the after-tax unrealized gain on these securities at January 1, 2001.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 established financial accounting and reporting standards for costs associated with exit or disposal activities initiated after December 31, 2002 and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity is recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. No material impact on the results of operations or financial position of the Company resulted in 2003 from compliance with these new recognition and measurement provisions.

        In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN No. 45 were applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002 (see Note 15). The initial recognition and initial measurement provisions were applied only on a prospective basis to guarantees issued or modified after December 31, 2002 and had no material impact on the Company's results of operations or financial position upon adoption.

        The Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity in the statement of financial position. SFAS No. 150 had no material impact on the Company's results of operations or financial position upon adoption.

        New Accounting Pronouncements
        -----------------------------

        In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 is effective as of January 1, 2004, and will require a change in the Company's accounting policies relating to (a) general account interests in separate accounts, (b) assets and liabilities associated with market value-adjusted annuities, (c) liabilities related to group pension participating contracts, and (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and universal life contracts. The method of accounting that the Company adopted in 2002 for GMDB and GMIB liabilities is consistent with the requirements of SOP 03-1. Management expects that the impact of adopting SOP 03-1 on January 1, 2004 will result in a one-time decrease to net earnings of approximately $(1.0) million related to the cumulative effect of the required changes in accounting. Approximately $12.5 million of the cumulative effect adjustment represents a reclassification of investment income previously reported in the consolidated statements of earnings to unrealized gains included in other comprehensive income. Therefore, shareholders' equity is expected to increase approximately $11.5 million as a result of the implementation of SOP 03-1. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment.

        Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:


           o Management having the authority to approve the action commits the organization to a plan to sell the property.

           o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.

           o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.

           o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.

           o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

           o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        In the fourth quarter of 2003, three real estate investments met the criteria of real estate held-for-sale. As a result, the Company transferred these investments with a total carrying value of $56.9 million from real estate held for the production of income to real estate held-for-sale. This amount is included in the Other assets line in the 2003 consolidated balance sheet. The results of operations for these properties in each of the three years ended December 31, 2003 were not significant.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        ------------------------

        Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to Other Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (7.05% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (13.05% net of product weighted average Separate Account fees) and 0% (-1.95% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2003, current projections of future average gross market returns assume a 4.7% return for 2004 which is within the maximum and minimum limitations and assume a reversion to the mean of 9.0% after 1 year.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has improved in recent periods.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2003, the average rate of assumed investment yields, excluding policy loans, was 7.9% grading to 7.3% over 7 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        Equitable Life issues certain variable annuity products with a GMDB feature. Equitable Life also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        The GMIB reinsurance contracts are considered derivatives under SFAS No. 133 and, therefore, are required to be reported in the balance sheet at their fair value. GMIB fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 8.63% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $69.9 million and $86.0 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, respectively, $1,109.3 million and $1,088.9 million of DI reserves and associated liabilities were ceded through an indemnity reinsurance agreement principally with a single reinsurer (see Note 12). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Incurred benefits related to current year..........  $        33.8       $       36.6       $       44.0
        Incurred benefits related to prior years...........           (2.8)              (6.3)             (10.6)
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $        31.0       $       30.3       $       33.4
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        12.1       $       11.5       $       10.7
        Benefits paid related to prior years...............           34.9               37.2               38.8
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $        47.0       $       48.7       $       49.5
                                                            =================   ================   =================

        Policyholders' Dividends
        ------------------------
        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        At December 31, 2003, participating policies, including those in the Closed Block, represent approximately 18.7% ($34.7 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------
        Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2003, 2002 and 2001, investment results of such Separate Accounts were losses of $(466.2) million, $(4,740.7) million and $(2,214.4) million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------
        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and services base fees, generally calculated as a percentage, referred to as "basis points", of assets under management for clients, are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of Alliance, for substantially all private client transactions and certain institutional investment management client transactions. Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited, a wholly owned subsidiary of Alliance, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis.

        Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions in unamortized deferred sales commissions when received. At December 31, 2003 and 2002, respectively, net deferred sales commissions totaled $387.2 million and $500.9 million and are included within Other assets. The estimated amortization expense of deferred sales commission, based on December 31, 2003 net balance for each of the next five years is approximately $386.0 million.

        Alliance's management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Alliance's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management of back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the last five years. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions. Alliance's management considers the results of these analyses performed at various dates. If Alliance's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using Alliance's management's best estimate of future cash flows discounted to a present value amount. As such, given the volatility and uncertainty of capital markets and future redemption, Alliance's management believes these to be critical accounting estimates.

        Other Accounting Policies
        -------------------------

        In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.29 billion and $1.17 billion have been segregated in a special reserve bank custody account at December 31, 2003 and 2002, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

        Intangible assets include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

        The Holding Company and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Minority interest subject to redemption rights represents the remaining
        32.6 million of private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period which ended October 2002. The Company acquired 8.16 million of the former Bernstein shareholders' Alliance Units in 2002. The outstanding 32.6 million Alliance Units may be sold to the Holding Company at the prevailing market price over the remaining six years ending in 2009. Generally, not more than 20% of the original Alliance Units issued to the former Bernstein shareholders may be put to the Holding Company in any one annual period.

        The Company accounts for its stock option plans and other stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 22 for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

3)      INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   Gross              Gross
                                              Amortized          Unrealized         Unrealized          Estimated
                                                 Cost              Gains              Losses            Fair Value
                                            ---------------   -----------------  -----------------   ---------------
                                                                         (In Millions)

        December 31, 2003
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate.....................   $    20,653.7     $    1,726.2       $       84.7       $   22,295.2
            Mortgage-backed...............         3,837.0             57.0               17.4            3,876.6
            U.S. Treasury, government
              and agency securities.......           812.3             58.7                 .5              870.5
            States and political
              subdivisions................           188.2             14.1                2.0              200.3
            Foreign governments...........           248.4             45.9                 .3              294.0
            Redeemable preferred stock....         1,412.0            151.1                4.2            1,558.9
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale....   $    27,151.6     $    2,053.0       $      109.1       $   29,095.5
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale..............   $        11.6     $        1.2       $         .2       $       12.6
          Trading securities..............             1.9               .6                1.5                1.0
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities...........   $        13.5     $        1.8       $        1.7       $       13.6
                                            ================= =================  =================  ================

        December 31, 2002
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate.....................   $    20,084.0     $    1,491.0       $      269.0       $   21,306.0
            Mortgage-backed...............         2,419.2             99.2                -              2,518.4
            U.S. Treasury, government
              and agency securities.......           895.5             84.1                -                979.6
            States and political
              subdivisions................           197.6             17.9                -                215.5
            Foreign governments...........           231.8             37.4                 .8              268.4
            Redeemable preferred stock....           923.7             71.4                4.1              991.0
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale....   $    24,751.8     $    1,801.0       $      273.9       $   26,278.9
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale..............   $        37.6     $        2.0       $        3.4       $       36.2
          Trading securities..............             3.3               .8                3.0                1.1
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities...........   $        40.9     $        2.8       $        6.4       $       37.3
                                            ================= =================  =================  ================

        For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2003 and 2002, securities without a readily ascertainable market value having an amortized cost of $4,462.1 million and $4,899.8 million, respectively, had estimated fair values of $4,779.6 million and $5,137.2 million, respectively.

        The contractual maturity of bonds at December 31, 2003 is shown below:

                                                                                        Available for Sale
                                                                                ------------------------------------
                                                                                   Amortized          Estimated
                                                                                     Cost             Fair Value
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Due in one year or less................................................  $      495.5       $      514.8
        Due in years two through five..........................................       4,981.3            5,386.0
        Due in years six through ten...........................................       9,760.8           10,595.8
        Due after ten years....................................................       6,665.0            7,163.4
        Mortgage-backed securities.............................................       3,837.0            3,876.6
                                                                                ----------------   -----------------
        Total..................................................................  $   25,739.6       $   27,536.6
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process culminates with a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. The review considers an analysis of individual credit metrics of each issuer as well as industry fundamentals and the outlook for the future. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (598 fixed maturities) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2003:

                                       Less than 12 Months             12 Months or Longer                   Total
                                  -------------------------------  ----------------------------   ----------------------------
                                                        Gross                         Gross                          Gross
                                     Estimated       Unrealized     Estimated      Unrealized      Estimated      Unrealized
                                     Fair Value        Losses       Fair Value       Losses        Fair Value       Losses
                                    -------------   -------------  -------------  -------------   -------------  -------------
                                                                         (In Millions)

   Fixed Maturities:
     Corporate.................   $     2,342.9   $       77.6   $       81.0   $        7.1    $    2,423.9    $      84.7
     Mortgage-backed...........         1,406.0           17.4            -              -           1,406.0           17.4
     U.S. Treasury,
       government and agency
       securities..............            28.3             .5            -              -              28.3             .5
     States and political
       subdivisions............            24.2            2.0            -              -              24.2            2.0
     Foreign governments.......             7.4             .3            1.0            -               8.4             .3
     Redeemable
       preferred stock.........            58.5            3.2           14.0            1.0            72.5            4.2
                                  --------------  -------------  -------------  --------------  -------------  ---------------

   Total Temporarily
     Impaired Securities ......   $     3,867.3   $      101.0   $       96.0   $        8.1    $    3,963.3   $      109.1
                                  ==============  =============  =============  ==============  =============  ===============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2003, approximately

        $1,366.2 million or 5.3% of the $25,739.6 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

        At December 31, 2003, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $53.0 million.

        The Insurance Group holds equity in limited partnership interests and other equity method investments that primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2003 and 2002 were $775.5 million and $683.0 million, respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $122.4 million and $75.3 million at December 31, 2003 and 2002, respectively. Gross interest income on these loans included in net investment income aggregated $7.8 million, $5.3 million and $3.2 million in 2003, 2002 and 2001, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $10.0 million, $6.8 million and $4.2 million in 2003, 2002 and 2001, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         December 31,
                                                                            ----------------------------------------
                                                                                   2003                 2002
                                                                            -------------------  -------------------
                                                                                         (In Millions)

        Impaired mortgage loans with investment valuation allowances.......  $        149.4       $        111.8
        Impaired mortgage loans without investment valuation allowances....            29.1                 20.4
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           178.5                132.2
        Investment valuation allowances....................................           (18.8)               (23.4)
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        159.7       $        108.8
                                                                            ===================  ===================

        During 2003, 2002 and 2001, respectively, the Company's average recorded investment in impaired mortgage loans was $180.9 million, $138.1 million and $141.7 million. Interest income recognized on these impaired mortgage loans totaled $12.3 million, $10.0 million and $7.2 million for 2003, 2002 and 2001, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2003 and 2002, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $143.2 million and $91.1 million.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2003 and 2002, the carrying value of equity real estate held-for-sale amounted to $56.9 million and $107.7 million, respectively. For 2003, 2002 and 2001, respectively, real estate of $2.8 million, $5.6 million and $64.8 million was acquired in satisfaction of debt. At December 31, 2003 and 2002, the Company owned $275.8 million and $268.8 million, respectively, of real estate acquired in satisfaction of debt of which $3.6 million and $2.7 million, respectively, are held as real estate joint ventures.

        Accumulated depreciation on real estate was $189.6 million and $163.6 million at December 31, 2003 and 2002, respectively. Depreciation expense on real estate totaled $38.8 million, $18.0 million and $16.1 million for 2003, 2002 and 2001, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                        2003               2002                2001
                                                                  -----------------   ----------------   -----------------
                                                                                       (In Millions)

        Balances, beginning of year...........................     $        55.0       $       87.6       $      126.2
        Additions charged to income...........................              12.2               32.5               40.0
        Deductions for writedowns and
          asset dispositions..................................             (15.2)             (65.1)             (78.6)
        Deduction for transfer of real estate held-for-sale
          to real estate held for the production of income....             (31.5)               -                  -
                                                                  -----------------   ----------------   -----------------
        Balances, End of Year.................................     $        20.5       $       55.0       $       87.6
                                                                  =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate.......................     $        18.8       $       23.4       $       19.3
          Equity real estate..................................               1.7               31.6               68.3
                                                                  -----------------   ----------------   -----------------
        Total.................................................     $        20.5       $       55.0       $       87.6
                                                                  =================   ================   =================


4)      EQUITY METHOD INVESTMENTS

        Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $896.9 million and $801.7 million, respectively, at December 31, 2003 and 2002. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $4.3 million, $(18.3) million and $(111.1) million, respectively, for 2003, 2002 and 2001.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (6 and 7 individual ventures at December 31, 2003 and 2002, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)


        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $       551.6      $       550.0
        Investments in securities, generally at estimated fair value...........          204.8              237.5
        Cash and cash equivalents..............................................           37.6               27.9
        Other assets...........................................................           22.8               32.2
                                                                                ----------------   -----------------
        Total Assets...........................................................  $       816.8      $       847.6
                                                                                ================   =================

        Borrowed funds - third party...........................................  $       259.7      $       264.7
        Other liabilities......................................................           19.5               19.2
                                                                                ----------------   -----------------
        Total liabilities......................................................          279.2              283.9
                                                                                ----------------   -----------------

        Partners' capital......................................................          537.6              563.7
                                                                                ----------------   -----------------
        Total Liabilities and Partners' Capital................................  $       816.8      $       847.6
                                                                                ================   =================

        The Company's Carrying Value in These Entities Included Above..........  $       168.8      $       172.3
                                                                                ================   =================

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $        95.6       $       98.4       $       95.6
        Net revenues (losses) of
          other limited partnership interests..............           26.0              (23.2)              29.8
        Interest expense - third party.....................          (18.0)             (19.8)             (11.5)
        Interest expense - the Company.....................            -                  -                  (.7)
        Other expenses.....................................          (61.7)             (59.3)             (58.2)
                                                            -----------------   ----------------   -----------------
        Net Earnings (Losses)..............................  $        41.9       $       (3.9)      $       55.0
                                                            =================   ================   =================

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................  $         5.0       $       12.8       $       13.2
                                                            =================   ================   =================


5)      NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Fixed maturities...................................  $     1,792.6       $    1,755.4       $    1,662.4
        Mortgage loans on real estate......................          279.5              314.8              361.6
        Equity real estate.................................          136.9              153.7              166.2
        Other equity investments...........................           49.3              (45.4)             (53.6)
        Policy loans.......................................          260.1              269.4              268.2
        Other investment income............................           66.8              114.1              216.6
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,585.2            2,562.0            2,621.4

          Investment expenses..............................         (198.3)            (184.8)            (217.1)
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,386.9       $    2,377.2       $    2,404.3
                                                            =================   ================   =================

        Investment (losses) gains including changes in the valuation allowances follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Fixed maturities...................................  $      (100.7)      $     (374.3)      $     (225.2)
        Mortgage loans on real estate......................            1.3                3.7              (11.4)
        Equity real estate.................................           26.8              101.5               34.5
        Other equity investments...........................            2.0                3.3              (13.0)
        Issuance and sales of Alliance Units...............            -                   .5               (2.3)
        Other..............................................            8.3              (13.2)              10.1
                                                            -----------------   ----------------   -----------------
          Investment Losses, Net...........................  $       (62.3)      $     (278.5)      $     (207.3)
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $193.2 million, $312.8 million and $287.5 million for 2003, 2002 and 2001, respectively. Writedowns of mortgage loans on real estate and equity real estate amounted to $5.2 million and zero, respectively, for 2003 and $5.5 million and $5.8 million, respectively, for 2002.

        For 2003, 2002 and 2001, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $4,773.5 million, $7,176.3 million and $7,372.3 million. Gross gains of $105.1 million, $108.4 million and $156.2 million and gross losses of $39.5 million, $172.9 million and $115.9 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2003, 2002 and 2001 amounted to $416.8 million, $1,047.8 million and $429.5 million, respectively.

        Net investment income in 2001 included realized gains of $27.1 million on sales of Credit Suisse Group common stock, which was designated as trading account securities and acquired in conjunction with the sale of Donaldson, Lufkin & Jenrette, Inc., formerly a majority owned subsidiary, in 2000.

        In 2003, 2002 and 2001, respectively, net unrealized holding gains (losses) on trading account equity securities of $2.1 million, $.5 million, and $25.0 million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $1.0 million and $1.1 million and costs of $1.9 million and $3.3 million at December 31, 2003 and 2002, respectively.

        For 2003, 2002 and 2001, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $76.5 million, $92.1 million and $96.7 million, respectively.

        Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Other Discontinued Operations on a line-by-line basis, follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance, beginning of year.........................  $       681.1       $      215.5       $       12.9
        Changes in unrealized investment gains (losses)....          440.8            1,049.9              436.0
        Changes in unrealized investment (gains) losses
          attributable to:
            Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other........................          (53.0)            (157.3)             (48.6)
            DAC............................................          (65.7)            (174.1)             (71.6)
            Deferred Federal income taxes..................         (110.4)            (252.9)            (113.2)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       892.8       $      681.1       $      215.5
                                                            =================   ================   =================

                                                                      2003                2002              2001
                                                                -------------      ---------------    --------------
                                                                                   (In Millions)
        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $     2,015.7       $    1,572.0       $      496.0
            Other equity investments.......................            1.5               (1.5)               4.3
            Other..........................................          (28.1)             (22.2)              (1.9)
                                                            -----------------   ------------------ -----------------
              Total........................................        1,989.1            1,548.3              498.4
          Amounts of unrealized investment (gains) losses
            attributable to:
              Participating group annuity contracts,
                Closed Block policyholder dividend
                obligation and other.......................         (274.2)            (221.2)             (63.9)
              DAC..........................................         (339.7)            (274.0)             (99.9)
              Deferred Federal income taxes................         (482.4)            (372.0)            (119.1)
                                                            -----------------   ------------------ -----------------
        Total..............................................  $       892.8       $      681.1       $      215.5
                                                            =================   ================== =================

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

 6)     ACCUMULATED OTHER COMPREHENSIVE INCOME

        Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Unrealized gains on investments....................  $       892.8       $      681.1       $      215.5
        Minimum pension liability..........................            -                  -                  (.1)
                                                            -----------------   ----------------   -----------------
        Total Accumulated Other
          Comprehensive Income.............................  $       892.8       $      681.1       $      215.4
                                                            =================   ================   =================

        The components of other comprehensive income for the past three years follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Net unrealized gains (losses) on investments:
          Net unrealized gains arising during
            the period.....................................  $       416.6       $    1,008.9       $      525.2
          Losses (gains) reclassified into net earnings
            during the period..............................           24.2               41.0              (89.2)
                                                            -----------------   ----------------   -----------------
        Net unrealized gains on investments................          440.8            1,049.9              436.0
        Adjustments for policyholders liabilities,
            DAC and deferred Federal income taxes..........         (229.1)            (584.3)            (233.4)
                                                            -----------------   ----------------   -----------------

        Change in unrealized gains, net of
            adjustments....................................          211.7              465.6              202.6
        Change in minimum pension liability................            -                   .1                -
                                                            -----------------   ----------------   -----------------
        Total Other Comprehensive Income...................  $       211.7       $      465.7       $      202.6
                                                            =================   ================   =================


 7)     CLOSED BLOCK

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block which would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Summarized financial information for the Closed Block is as follows:

                                                                                  December 31,         December 31,
                                                                                      2003                 2002
                                                                                -----------------    -----------------
                                                                                            (In Millions)

       CLOSED BLOCK LIABILITIES:
       Future policy benefits, policyholders' account balances
          and other...........................................................  $     8,972.1        $     8,997.3
       Policyholder dividend obligation.......................................          242.1                213.3
       Other liabilities......................................................          129.5                134.6
                                                                                -----------------    -----------------
       Total Closed Block liabilities.........................................        9,343.7              9,345.2
                                                                                -----------------    -----------------

       ASSETS DESIGNATED TO THE CLOSED BLOCK:
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $5,061.0 and $4,794.0)............................        5,428.5              5,098.4
       Mortgage loans on real estate..........................................        1,297.6              1,456.0
       Policy loans...........................................................        1,384.5              1,449.9
       Cash and other invested assets.........................................          143.3                141.9
       Other assets...........................................................          199.2                219.9
                                                                                -----------------    -----------------
        Total assets designated to the Closed Block...........................        8,453.1              8,366.1
                                                                                -----------------    -----------------

       Excess of Closed Block liabilities over assets designated to
          the Closed Block....................................................          890.6                979.1

       Amounts included in accumulated other comprehensive income:
          Net unrealized investment gains, net of deferred Federal income tax of $43.9 and $31.8 and policyholder dividend obligation of
            $242.1 and $213.3.................................................           81.6                 59.1
                                                                                -----------------    -----------------

       Maximum Future Earnings To Be Recognized From Closed Block
          Assets and Liabilities..............................................  $       972.2        $     1,038.2
                                                                                =================    =================

        Closed Block revenues and expenses were as follows:

                                                                2003               2002                 2001
                                                           ----------------   ----------------   --------------------
                                                                                 (In Millions)



      REVENUES:
      Premiums and other income..........................   $      508.5       $      543.8       $       571.5
      Investment income (net of investment
         expenses of $2.4, $5.4, and $3.0)...............          559.2              582.4               583.5
      Investment losses, net.............................          (35.7)             (47.0)              (42.3)
                                                           ----------------   ----------------   --------------------
      Total revenues.....................................        1,032.0            1,079.2             1,112.7
                                                           ----------------   ----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends..............          924.5              980.2             1,009.3
      Other operating costs and expenses.................            4.0                4.4                 4.7
                                                           ----------------   ----------------   --------------------
      Total benefits and other deductions................          928.5              984.6             1,014.0
                                                           ----------------   ----------------   --------------------

      Net revenues before Federal income taxes...........          103.5               94.6                98.7
      Federal income taxes...............................          (37.5)             (34.7)              (36.2)
                                                           ----------------   ----------------   --------------------
      Net Revenues.......................................   $       66.0       $       59.9       $        62.5
                                                           ================   ================   ====================

        Reconciliation of the policyholder dividend obligation is as follows:

                                                                                             December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Balance at beginning of year...........................................  $       213.3      $        47.1
        Unrealized investment gains............................................           28.8              166.2
                                                                                ----------------   -----------------
        Balance at End of Year ................................................  $       242.1      $       213.3
                                                                                ================   =================

        Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Impaired mortgage loans with investment valuation allowances...........  $        58.3      $        18.6
        Impaired mortgage loans without investment valuation allowances........            5.8                 .9
                                                                                ----------------   -----------------
        Recorded investment in impaired mortgages..............................           64.1               19.5
        Investment valuation allowances........................................           (3.7)              (4.0)
                                                                                ----------------   -----------------
        Net Impaired Mortgage Loans............................................  $        60.4      $        15.5
                                                                                ================   =================

        During 2003, 2002 and 2001, the Closed Block's average recorded investment in impaired mortgage loans was $51.9 million, $26.0 million and $30.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.7 million, $2.1 million and $1.2 million for 2003, 2002 and 2001, respectively.

        Valuation allowances amounted to $3.6 million and $3.9 million on mortgage loans on real estate and $.1 million and $.1 million on equity real estate at December 31, 2003 and 2002, respectively. Writedowns of fixed maturities amounted to $37.8 million, $40.0 million and $30.8 million for 2003, 2002 and 2001, respectively, including $23.3 million in fourth quarter 2001.


8)       OTHER DISCONTINUED OPERATIONS

        Summarized financial information for Other Discontinued Operations follows:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2003                 2002
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        BALANCE SHEETS
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $644.7 and $677.8)..............................  $      716.4         $      722.7
        Equity real estate...................................................         198.2                203.7
        Mortgage loans on real estate........................................          63.9                 87.5
        Other equity investments.............................................           7.5                  9.4
        Other invested assets................................................            .2                   .2
                                                                              -----------------    -----------------
          Total investments..................................................         986.2              1,023.5
        Cash and cash equivalents............................................          63.0                 31.0
        Other assets.........................................................         110.9                126.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    1,160.1         $    1,181.0
                                                                              =================    =================

        Policyholders liabilities............................................  $      880.3         $      909.5
        Allowance for future losses..........................................         173.4                164.6
        Other liabilities....................................................         106.4                106.9
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    1,160.1         $    1,181.0
                                                                              =================    =================

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $21.0, $18.1 and $25.3)..............  $        70.6       $       69.7       $       91.6
        Investment gains (losses), net.....................            5.4               34.2               33.6
        Policy fees, premiums and other income.............            -                   .2                 .2
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................           76.0              104.1              125.4

        Benefits and other deductions......................           89.4               98.7              100.7
        (Losses charged) earnings credited to allowance
          for future losses................................          (13.4)               5.4               24.7
                                                            -----------------   ----------------   -----------------

        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax earnings from releasing the allowance
          for future losses................................            5.2                8.7               46.1
        Federal income tax expense.........................           (1.8)              (3.1)              (2.2)
                                                            -----------------   ----------------   -----------------

        Earnings from Discontinued Operations..............  $         3.4       $        5.6       $       43.9
                                                            =================   ================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

        Valuation allowances of $2.5 million and $4.9 million on mortgage loans on real estate were held at December 31, 2003 and 2002, respectively. During 2003, 2002 and 2001, discontinued operations' average recorded investment in impaired mortgage loans was $16.2 million, $25.3 million and $32.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.3 million, $2.5 million and $2.5 million for 2003, 2002 and 2001, respectively.

        In 2001, Federal Income tax expense for discontinued operations reflected a $13.8 million reduction in taxes due to settlement of open tax years.


9)      VARIABLE ANNUITY CONTRACTS - GMDB AND GMIB

        Equitable Life issues certain variable annuity contracts with GMDB and GMIB features that guarantee either:

            a) Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

            b) Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

            c) Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

            d) Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2003:

                                                                   GMDB               GMDB               Total
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance at January 1, 2003.........................  $       128.4       $      117.5       $      245.9
          Paid guarantee benefits..........................          (65.6)               -                (65.6)
          Other changes in reserve.........................            6.5              (31.9)             (25.4)
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2003.......................  $        69.3       $       85.6       $      154.9
                                                            =================   ================   =================

        Related GMDB reinsurance ceded amounts were:

                                                                     GMDB
                                                            ---------------------
                                                                (In Millions)

        Balance at December 31, 2002.......................  $        21.5
          Paid guarantee benefits ceded....................          (18.5)
          Other changes in reserve.........................           14.2
                                                            ---------------------
        Balance at December 31, 2003.......................  $        17.2
                                                            =====================

        The GMIB reinsurance contracts are considered derivatives and are reported at fair value; see Note 16.

        The December 31, 2003 values for those variable contracts with GMDB and GMIB features are presented in the following table. Since variable contracts with GMDB guarantees may also offer GMIB guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:


                                                   Return
                                                     of
                                                   Premium       Ratchet         Roll-Up         Combo            Total
                                                -------------- -------------  --------------  -------------   --------------
                                                                        (Dollars In Millions)

       GMDB:
         Account value (1)...................   $     26,849   $    5,332     $    8,030      $   6,160      $   46,371
         Net amount at risk, gross...........   $      2,108   $      942     $    2,112      $      10      $    5,172
         Net amount at risk, net of amounts
           reinsured.........................   $      2,104   $      631     $    1,281      $      10      $    4,026
         Average attained age of
           Contractholders...................           49.5         59.6           61.7           59.8            51.7
         Percentage of contractholders
           over age 70.......................            7.1         20.9           25.8           20.3            10.3
         Range of guaranteed minimum return
           rates............................              N/A         N/A           3%-6%          3%-6%            N/A

       GMIB:
         Account value (2)...................             N/A         N/A     $    5,763      $   8,589      $   14,352
         Net amount at risk, gross...........             N/A         N/A     $      442      $     -        $      442
         Net amount at risk, net of amounts
           reinsured.........................             N/A         N/A     $      110      $     -        $      110
         Weighted average years remaining
           until annuitization..............              N/A         N/A            4.6            9.8             7.2
         Range of guaranteed minimum return
           rates............................              N/A         N/A           3%-6%          3%-6%           3%-6%

        (1) Included General Account balances of $11,379 million, $199 million, $182 million and $380 million, respectively, for a total of $12,140 million.

        (2) Included General Account balances of $3 million and $568 million, respectively, for a total of $571 million.

        For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values.

        For contracts with the GMIB feature, the net amount at risk in the event of annuitization is defined as the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates.

        In third quarter 2003, Equitable Life initiated a program to hedge certain risks associated with the GMDB feature of the Accumulator series of annuity products sold beginning April 2002. At December 31, 2003, contracts with these features had a total account value and net amount at risk of $13,008 million and $17 million, respectively. This program currently utilizes exchange-traded, equity-based futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB exposure attributable to movements in the equity markets.


10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2003                 2002
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        Short-term debt:
        Promissory note, 1.53% ..............................................  $      248.3         $      248.3
        Other................................................................           -                   22.0
                                                                              -----------------    -----------------
        Total short-term debt................................................         248.3                270.3
                                                                              -----------------    -----------------

        Long-term debt:
        Equitable Life:
          Surplus notes, 6.95%, due 2005.....................................         399.8                399.8
          Surplus notes, 7.70%, due 2015.....................................         199.8                199.7
                                                                              -----------------    -----------------
              Total Equitable Life...........................................         599.6                599.5
                                                                              -----------------    -----------------

        Alliance:
          Senior Notes, 5.625%, due 2006.....................................         398.8                398.4
          Other..............................................................           6.5                  6.5
                                                                              -----------------    -----------------
              Total Alliance.................................................         405.3                404.9
                                                                              -----------------    -----------------

        Total long-term debt.................................................       1,004.9              1,004.4
                                                                              -----------------    -----------------

        Total Short-term and Long-term Debt..................................  $    1,253.2         $    1,274.7
                                                                              =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million 5 year bank credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 1.34% to 4.0%. No amounts were outstanding under this credit facility at December 31, 2003.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's $350.0 million bank credit facility. At December 31, 2003, no amounts were outstanding under this program.

        Equitable Life has a $350.0 million, one year promissory note, of which $101.7 million is included within Other Discontinued Operations. The promissory note, which matures in March 2004, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2003 and 2002, respectively, the Company had pledged real estate of $309.8 million and $322.9 million as collateral for certain short-term debt.

        Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders that replaced three credit facilities aggregating
        $875.0 million.Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for Alliance's commercial paper program, with the balance available for general purposes, including capital expenditures and funding the payments of sales commissions to financial intermediaries. The interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The credit facility also provides for a facility fee payable on the total facility. In addition, a utilization rate fee is payable in the event the average aggregate daily outstanding balance exceeds $400.0 million for each calendar quarter. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2003. At December 31, 2003, no borrowings were outstanding under Alliance's commercial paper program or revolving credit facilities.

        Since December 1999, Alliance has maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2003, no borrowings were outstanding under the ECN program.

        Long-term Debt
        -------------

        At December 31, 2003, the Company was in compliance with all debt covenants.

        At December 31, 2003, aggregate maturities of the long-term debt based on required principal payments at maturity were $400.0 million for 2005, $406.5 million for 2006, zero for 2007, zero for 2008 and $200.1 million thereafter.

        Under its shelf registration, Alliance may issue up to $600.0 million in senior debt securities. In August 2001, Alliance issued $400.0 million 5.625% notes in a public offering. These Alliance notes mature in 2006 and are redeemable at any time. The proceeds from the Alliance notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.


11)     FEDERAL INCOME TAXES

        A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Federal income tax expense:
          Current expense (benefit)........................  $       112.5       $     (400.0)      $      (38.2)
          Deferred expense.................................          128.0              450.9              354.4
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       240.5       $       50.9       $      316.2
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Expected Federal income tax expense................  $       332.6       $      360.0       $      452.5
        Minority interest..................................          (58.7)            (128.3)            (126.9)
        Separate Account investment activity...............          (29.1)            (159.3)               -
        Non-taxable investment income......................          (20.8)               3.4               (1.6)
        Non deductible penalty.............................           14.8                -                  -
        Adjustment of tax audit reserves...................           (9.9)             (34.2)             (28.2)
        Other..............................................           11.6                9.3               20.4
                                                            -----------------   ----------------   -----------------
        Federal Income Tax Expense.........................  $       240.5       $       50.9       $      316.2
                                                            =================   ================   =================

        The components of the net deferred Federal income taxes are as follows:

                                                       December 31, 2003                  December 31, 2002
                                                ---------------------------------  ---------------------------------
                                                    Assets         Liabilities         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Compensation and related benefits......  $       -        $      271.8      $        -        $     244.2
        Reserves and reinsurance...............        801.9               -               646.2              -
        DAC....................................          -             1,855.6               -            1,680.5
        Unrealized investment gains............          -               482.4               -              372.0
        Investments............................          -               525.3               -              138.6
        Other..................................          6.7               -                 -               68.2
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     808.6      $    3,135.1      $      646.2      $   2,503.5
                                                ===============  ================  ===============   ===============


        In 2002, the Company recorded a $144.3 million benefit resulting from the favorable treatment of certain tax matters related to Separate Account investment activity arising during the 1997-2001 tax years and a settlement with the Internal Revenue Service (the "IRS") with respect to such tax matters for the 1992-1996 tax years.

        In January 2003, the IRS commenced an examination of the AXA Financial's consolidated Federal income tax returns, which includes the Company, for the years 1997 through 2001. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations or financial position.


12)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Direct premiums....................................  $       913.8       $      954.6       $      990.0
        Reinsurance assumed................................          153.2              181.4              203.0
        Reinsurance ceded..................................         (177.6)            (190.8)            (173.1)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       889.4       $      945.2       $    1,019.9
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $       100.3       $       96.6       $       86.9
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $       390.9       $      346.3       $      370.3
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        49.7       $       54.6       $       50.4
                                                            =================   ================   =================

        During the first quarter of 2003, the Insurance Group began to transition to excess of retention reinsurance on most new variable life, universal life and term life policies whereby mortality risk will be retained up to a maximum of $15 million on single-life policies and $20 million on second-to-die policies with the excess 100% reinsured. Previously the Insurance Group ceded 90% of mortality risk on substantially all new variable life, universal life and term life policies, with risk retained to a maximum of $5 million on single-life policies, and $15 million on second-to-die policies. Substantially all other in-force business above the joint survivorship and single life policies retention limit is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

        At December 31, 2003, Equitable Life had reinsured in the aggregate approximately 22% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 75% of its current liability exposure resulting from the GMIB feature.

        At December 31, 2003 and 2002, respectively, reinsurance recoverables related to insurance contracts amounted to $2,460.4 million and $2,351.7 million, of which $1,069.8 million and $1,049.2 million relates to one specific reinsurer. Reinsurance payables related to insurance contracts amounting to $936.5 million and $867.5, respectively million are included in Other liabilities in the consolidated balance sheets.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2003 and 2002 were $29.0 million and $120.0 million, respectively. The (decrease) increase in estimated fair value of $(91.0) million and $120.0 million for the years ended December 31, 2003 and 2002, respectively, were due primarily to significant equity market increases in 2003 and declines during 2002.

        The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $389.7 million and $410.9 million at December 31, 2003 and 2002, respectively.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. The Insurance Group also assumes accident, health, aviation and space risks by participating in various reinsurance pools. Reinsurance assumed reserves at December 31, 2003 and 2002 were $587.5 million and $572.8 million, respectively.


13)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions in 2002 to the qualified plans of $348.2 million. The Company's cash contributions to the qualified plans for the year ended 2004 is estimated to be $1.4 million, reflecting the amount needed to satisfy its minimum funding requirements.

        Components of net periodic pension expense (credit) follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   ------------------
                                                                                 (In Millions)

        Service cost.......................................  $        31.8       $       32.1       $       32.1
        Interest cost on projected benefit obligations.....          122.6              125.3              128.8
        Expected return on assets..........................         (173.9)            (181.8)            (218.7)
        Net amortization and deferrals.....................           53.4                6.4                 .1
                                                            -----------------   ----------------   ------------------
        Net Periodic Pension Credit........................  $        33.9       $      (18.0)      $      (57.7)
                                                            =================   ================   ==================

        The projected benefit obligations under the pension plans were comprised of:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Benefit obligations, beginning of year.................................  $    1,883.9       $    1,812.3
        Service cost...........................................................          26.8               27.1
        Interest cost..........................................................         122.6              125.3
        Actuarial losses.......................................................         113.5               42.5
        Benefits paid..........................................................        (133.5)            (123.3)
                                                                                ----------------   -----------------
        Benefit Obligation, End of Year........................................  $    2,013.3       $    1,883.9
                                                                                ================   =================

        The change in plan assets and the funded status of the pension plans were as follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Plan assets at fair value, beginning of year...........................  $    1,785.4       $    1,845.3
        Actual return on plan assets...........................................         359.7             (278.2)
        Contributions..........................................................          10.0              348.2
        Benefits paid and fees.................................................        (140.0)            (129.9)
                                                                                ----------------   -----------------
        Plan assets at fair value, end of year.................................       2,015.1            1,785.4
        Projected benefit obligations..........................................       2,013.3            1,883.9
                                                                                ----------------   -----------------
        Excess of plan assets over projected benefit obligations...............           1.8              (98.5)
        Unrecognized prior service cost........................................         (34.8)             (40.0)
        Unrecognized net loss from past experience different
          from that assumed....................................................         904.3            1,033.9
        Unrecognized net asset at transition...................................          (1.3)              (1.5)
                                                                                ----------------   -----------------
        Prepaid Pension Cost, Net..............................................  $      870.0       $      893.9
                                                                                ================   =================

        The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $51.1 million and $37.3 million, respectively, at December 31, 2003 and $42.0 million and $24.2 million, respectively, at December 31, 2002.

        The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets:

                                                                              December 31,
                                                          -----------------------------------------------------------
                                                                   2003                             2002
                                                          -----------------------------------------------------------
                                                                                  (In Millions)
                                                                Estimated                        Estimated
                                                                Fair Value            %          Fair Value      %
                                                          ------------------------ -------  -----------------  ------

        Corporate and government debt securities.......    $       438.2             21.7    $      551.3        30.9
        Equity securities..............................          1,387.4             68.9           793.9        44.5
        Equity real estate ............................            184.8              9.2           180.2        10.1
        Short-term investments.........................              2.1               .1           258.6        14.5
        Other..........................................              2.6               .1             1.4         -
                                                          ------------------------          -------------------
                    Total Plan Assets..................    $     2,015.1                     $    1,785.4
                                                          ========================          ===================

        The asset mix is designed to meet, and, if possible, exceed the long-term rate-of-return assumptions for benefit obligations. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their high expected rate of return. Fixed income investments are included to provide less volatile return. Real Estate investments offer diversity to the total portfolio and long-term inflation protection.

        The primary investment objective of the plan is to maximize return on assets, giving consideration to prudent risk, in order to minimize net periodic cost. A secondary investment objective is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus the Company's contributions.

        The following table discloses the weighted-average assumptions used to determine the pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2003 and 2002:

                                                                                       Equitable Life
                                                                               --------------------------------
                                                                                   2003               2002
                                                                                   ----               ----
       Discount rate:
       Benefit obligation.................................................        6.25%              6.75%
       Periodic cost......................................................        6.75%              7.25%

       Rate of compensation increase:
       Benefit obligation and periodic cost...............................        5.78%              6.73%

       Expected long-term rate of return on plan assets (periodic cost)...         8.5%               9.0%

        As noted above, the pension plan's target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. The Company reviewed the historical investment returns for these asset classes. Based on that analysis, management concluded that a long-term expected rate of return of 8.5% is reasonable.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $24.5 million, $26.0 million and $27.3 million for 2003, 2002 and 2001, respectively.

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "2003 Medicare Act") was signed into law. It introduces a prescription drug benefit under Medicare Part D as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. While the Company expects its postretirement prescription drug benefit program will qualify for this subsidy, detailed regulations necessary to implement and administer the 2003 Medicare Act have not yet been issued. Similarly, certain accounting issues raised by the Medicare Act are pending further discussion and resolution by the FASB, thereby further reducing the likelihood at this time of producing a sufficiently reliable measure of the effects of the 2003 Medicare Act. Consequently, and in accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," measures of the accumulated postretirement benefits obligation and net periodic postretirement benefits costs, as presented in the consolidated financial statements and accompanying notes thereto, at and for the year ended December 31, 2003, do not reflect the effects of the 2003 Medicare Act on the plan. This election to defer accounting for the effects of the 2003 Medicare Act generally will continue to apply until authoritative guidance on the accounting for the Federal subsidy is issued, at which time transition could result in a change to previously reported information.

        Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund purchases of Alliance Holding units or an Alliance sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or were hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $127.3 million, $101.4 million and $58.3 million for 2003, 2002 and 2001, respectively (including $83.4 million and $63.7 million and $34.5 million for 2003, 2002 and 2001, respectively, relating to the Bernstein deferred compensation plan).


14)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Insurance Group primarily uses derivatives for asset/liability risk management, for hedging individual securities and to reduce the Insurance Group's exposure to interest rate fluctuations. Similarly, the Holding Company utilizes derivatives to reduce the fixed interest cost of its long-term debt obligations. Various derivative financial instruments are used to achieve these objectives, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets, and interest rate swaps to modify the duration and cash flows of fixed maturity investments and long-term debt. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures, including the program to hedge certain risks associated with the GMDB feature of the Accumulator series of annuity products. At December 31, 2003, the Company's outstanding equity-based futures contracts were exchange-traded and net settled each day. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company. See Note 12.

        As described in Note 2, the Company adopted SFAS No. 133, as amended, on January 1, 2001. Consequently, all derivatives outstanding at December 31, 2003 and 2002 are recognized on the balance sheet at their fair values. These amounts principally consist of interest rate floors that have a total fair value at December 31, 2003 of $9.7 million, excluding the estimated fair value of the GMIB reinsurance contracts. The outstanding notional amounts of derivative financial instruments purchased and sold were:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Notional Amount by Derivative Type::
           Options:
               Caps............................................................  $        -         $    5,050
               Floors..........................................................      12,000              4,000
           Equity-based futures................................................         275                 50
                                                                                ----------------   -----------------
           Total...............................................................  $   12,275         $    9,100
                                                                                ================   =================

        At December 31, 2003 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

        All gains and losses on derivative financial instruments utilized by the Company in 2003 and 2002 are reported in earnings. None of the derivatives were designated as qualifying hedges under SFAS No. 133. For 2003 and 2002, respectively, investment results, principally in net investment income, included gross gains of

        $.6 million and $24.3 million and gross losses of $42.6 million and $7.7 million that were recognized on derivative positions.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2003 and 2002.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 are presented below:

                                                                           December 31,
                                                --------------------------------------------------------------------
                                                              2003                               2002
                                                ---------------------------------  ---------------------------------
                                                   Carrying         Estimated         Carrying         Estimated
                                                    Value          Fair Value          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Consolidated:
        ------------
        Mortgage loans on real estate..........  $    3,503.1     $     3,761.7     $     3,746.2     $    4,070.1
        Other limited partnership interests....         775.5             775.5             683.0            683.0
        Policy loans...........................       3,894.3           4,481.9           4,035.6          4,728.2
        Policyholders liabilities:
          Investment contracts.................      16,817.0          17,245.9          14,555.0         15,114.9
        Long-term debt.........................       1,004.9           1,105.7           1,004.4          1,086.4

        Closed Block:
        ------------
        Mortgage loans on real estate..........  $    1,297.6     $     1,386.0     $     1,456.0     $    1,572.6
        Other equity investments...............          14.2              14.2              16.4             16.4
        Policy loans...........................       1,384.5           1,626.7           1,449.9          1,740.9
        SCNILC liability.......................          14.8              14.9              16.5             16.6

        Other Discontinued Operations:
        -----------------------------
        Mortgage loans on real estate..........  $       63.9     $        69.5     $        87.5     $       94.7
        Other equity investments...............           7.5               7.5               9.4              9.4
        Guaranteed interest contracts..........          17.8              16.3              18.3             17.0
        Long-term debt.........................         101.7             101.7             101.7            101.7


15)     COMMITMENTS AND CONTINGENT LIABILITIES

        In addition to its debt and lease commitments discussed in Notes 10 and 17, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2003, these arrangements included commitments by the Company to provide equity financing of $342.6 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for Equitable Life to satisfy those obligations is remote.

        The Company had $169.9 million of letters of credit related to reinsurance of which no amounts were outstanding at December 31, 2003.

        In February 2002, Alliance signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2003, Alliance was not required to perform under the agreement and had no liability outstanding in connection with the agreement.


16)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life,

        Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and EOC, like other life and health insurers, from time to time are involved in such litigations. Among litigations against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following two paragraphs.

        In October 2000, an action entitled SHAM MALHOTRA, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, AXA ADVISORS, LLC AND EQUITABLE DISTRIBUTORS, INC. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased Equitable Life deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law ("GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserts causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, plaintiffs amended their new complaint in response to defendants' motion to dismiss and, subsequently, in March 2002, defendants filed a motion to dismiss the amended complaint. In March 2003, the United States District Court for the Eastern District of New York: (i) granted plaintiffs' motion, filed October 2001, seeking leave to reopen their original case for the purpose of filing an amended complaint and accepted plaintiffs' proposed amended complaint, (ii) appointed the named plaintiffs as lead plaintiffs and their counsel as lead counsel for the putative class, (iii) consolidated plaintiffs' original action with their second action, which was filed in October 2001, and (iv) ruled that the court would apply Equitable Life's motion to dismiss the amended complaint in the second action to the plaintiffs' amended complaint from the original action. In April 2003, plaintiffs filed a second amended complaint alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended
        (the "Exchange Act"). The action purports to be on behalf of a class consisting of all persons who on or after October 3, 1997 purchased an individual variable deferred annuity contract, received a certificate to a group variable deferred annuity contract or made an additional investment through such a contract, which contract was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment. In May 2003, the defendants filed a motion to dismiss the second amended complaint and that motion is currently pending.

        The previously disclosed lawsuit, BRENDA MCEACHERN V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES AND GARY RAYMOND, JR., has been settled and dismissed with prejudice. In addition, all of the Mississippi Actions, including the agents' cross-claims, have been settled and dismissed with prejudice.

        In October 2000, an action entitled AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP V. AXA CLIENT SOLUTIONS, LLC; THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; AND AXA FINANCIAL, INC. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants (i) in connection with certain annuities issued by Equitable Life breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. Equitable Life has answered the amended complaint. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse on the Company's consolidated financial position.

        After the District Court denied defendants' motion to assert certain defenses and counterclaims in AMERICAN NATIONAL BANK, Equitable Life commenced an action, in December 2001, entitled THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES V. AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in AMERICAN NATIONAL BANK. Equitable Life's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by Equitable Life. Equitable Life seeks unspecified money damages, rescission, punitive damages and attorneys' fees. In March 2002, defendants filed an answer to Equitable Life's complaint and asserted counterclaims. Defendants' counterclaims allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part Equitable Life's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. Equitable Life has answered defendants' remaining counterclaims. In November 2003, Emerald filed a motion for summary judgment; Equitable Life filed its opposition to this motion in December 2003.

        In January 2004, DH2, Inc., an entity related to Emerald Investments L.P., filed a lawsuit in the United States District Court for the Northern District of Illinois, against Equitable Life and Equitable Advisors Trust, asserting claims for breach of contract and breach of fiduciary duty, claims under the Federal securities laws, and misappropriation of trade secrets. The complaint alleges that Equitable Life and Equitable Advisors Trust wrongfully misappropriated DH2, Inc.'s confidential and proprietary information to implement fair value pricing of securities within the subaccounts of DH2, Inc.'s variable annuity, which diminished the profitability of its proprietary trading strategy. The complaint also alleges that Equitable Life and Equitable Advisors Trust implemented fair value pricing for an improper purpose and without adequate disclosure. The complaint further alleges that Equitable Life and Equitable Advisors Trust are not permitted to implement fair value pricing of securities. The complaint has not been served upon either Equitable Life or Equitable Advisors Trust.

        In November 1997, an amended complaint was filed in PETER FISCHEL, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. In March 1999, the United States District Court for the Northern District of California entered an order certifying a class consisting of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of a unilateral contract, breach of fiduciary duty and promissory estoppel. In May 2001, plaintiffs filed a second amended complaint which, among other things, alleges that Equitable Life failed to comply with plan amendment procedures and deletes the promissory estoppel claim. In September 2001, Equitable Life filed a motion for summary judgment on all of plaintiffs' claims, and plaintiffs filed a motion for partial summary judgment on all claims except their claim for breach of fiduciary duty. In May 2002, the District Court issued an order granting plaintiffs' motion for partial summary judgment, granting Equitable Life's motion for summary judgment on plaintiffs' claim for breach of fiduciary duty and otherwise denying Equitable Life's motion for summary judgment. The court ruled that Equitable Life is liable to plaintiffs on their contract claims for subsidized benefits under ERISA. The court has deferred addressing the relief to which plaintiffs are entitled in light of the May 2002 order. In June 2000, plaintiffs appealed to the Court of Appeals for the Ninth Circuit contesting the District Court's award of legal fees to plaintiffs' counsel in connection with a previously settled count of the complaint unrelated to the health benefit claims. In that appeal, plaintiffs challenged the District Court's subject matter jurisdiction over the health benefit claims. A decision was rendered in October 2002 on that appeal. The Court of Appeals denied plaintiffs' challenge to the District Court's subject matter jurisdiction over the settled claim, affirmed the method that the District Court used to calculate the award of legal fees to plaintiffs' counsel and remanded for further consideration of the fee award. In May 2003, plaintiffs' motion for an award of additional legal fees from the settled claim settlement fund was denied by the District Court. Plaintiffs have appealed that order.

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. The parties agreed that the new individual claims of the five named plaintiffs regarding the delivery of announcements to them would be excluded from the class certification. In April 2003, defendants filed an answer to the amended complaint. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In July 2003, defendants filed a motion for summary judgment on the grounds that plaintiffs' claims are barred by applicable statutes of limitations. In October 2003, the District Court denied that motion.

        In January 2003, a putative class action entitled BERGER ET AL. V. AXA NETWORK, LLC AND THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was commenced in the United States District Court for the Northern District of Illinois by two former agents on behalf of themselves and other similarly situated present, former and retired agents who, according to the complaint, "(a) were discharged by Equitable Life from `statutory employee status' after January 1, 1999, because of Equitable Life's adoption of a new policy stating that in any given year, those who failed to meet specified sales goals during the preceding year would not be treated as `statutory employees,' or (b) remain subject to discharge from `statutory employee' status based on the policy applied by Equitable Life." The complaint alleges that the company improperly "terminated" the agents' full-time life insurance salesman statutory employee status in or after 1999 by requiring attainment of minimum production credit levels for 1998, thereby making the agents ineligible for benefits and "requiring" them to pay Self-Employment Contribution Act taxes. The former agents, who assert claims for violations of ERISA and 26 U.S.C. 3121, and breach of contract, seek declaratory and injunctive relief, plus restoration of benefits and an adjustment of their benefit plan contributions and payroll tax withholdings. In March 2003, Equitable Life filed a motion to dismiss the complaint. In July 2003, the United States District Court for the Northern District of Illinois granted in part and denied in part Equitable Life's motion to dismiss the complaint, dismissing plaintiffs' claims for violation of 26 U.S.C. 3121 and breach of contract. Equitable Life has answered plaintiffs' remaining claim for violation of ERISA. In July 2003, plaintiffs filed a motion for class certification. In November 2003, Equitable Life filed its opposition to the motion for class certification; that motion is currently pending and the case is currently in discovery.

        In May 2003, a putative class action complaint entitled ECKERT V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was filed in the United States District Court for the Eastern District of New York, as a case related to the MALHOTRA action described above. The complaint asserts a single claim for relief under Section 47(b) of the Investment Company Act of 1940, as amended based on Equitable Life's alleged failure to register as an investment company. According to the complaint, Equitable Life was required to register as an investment company because it was allegedly issuing securities in the form of variable insurance products and allegedly investing its assets primarily in other securities. The plaintiff purports to act on behalf of all persons who purchased or made an investment in variable insurance products from Equitable Life on or after May 7, 1998. The complaint seeks declaratory judgment permitting putative class members to elect to void their variable insurance contracts; restitution of all fees and penalties paid by the putative class members on the variable insurance products, disgorgement of all revenues received by Equitable Life on those products, and an injunction against the payment of any dividends by Equitable Life to the Holding Company. In June 2003, Equitable Life filed a motion to dismiss the complaint and that motion is currently pending.

        Between September and October 2003, ten substantially similar putative class action lawsuits were filed against AXA Financial (and in some cases AIMA Acquisition Co., a wholly owned subsidiary of AXA Financial ("AIMA")), The MONY Group Inc. ("MONY") and MONY's directors in the Court of Chancery of the State of Delaware in and for New Castle County, entitled BEAKOVITZ V. AXA FINANCIAL, INC., ET AL.; BELODOFF V. THE MONY GROUP INC., ET AL.; BRIAN V. THE MONY GROUP INC., ET AL.; BRICKLAYERS LOCAL 8 AND PLASTERERS LOCAL 233 PENSION FUND V. THE MONY GROUP, INC., ET AL.; CANTOR V. THE MONY GROUP INC., ET AL.; E.M. CAPITAL, INC. V. THE MONY GROUP INC., ET AL.; GARRETT V. THE MONY GROUP INC., ET AL.; LEBEDDA
        V. THE MONY GROUP INC., ET AL.; MARTIN V. ROTH, ET AL.; AND MUSKAL V. THE MONY GROUP INC., ET AL. (collectively, the MONY Stockholder Litigation). The complaints in these actions, all of which purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, challenge the proposed merger of MONY into AIMA and allege, among other things, that the $31.00 cash price per share to be paid to MONY stockholders in connection with the proposed merger is inadequate and that MONY's directors breached their fiduciary duties in negotiating and approving the merger agreement. The complaints also allege that AXA Financial, and in some cases AIMA, aided and abetted the alleged breaches of fiduciary duty by MONY's directors. The complaints seek various forms of relief, including damages and injunctive relief that would, if granted, prevent completion of the merger. In September 2003, a joint motion was filed on behalf of plaintiffs in six of the Delaware actions seeking to consolidate all actions. In November 2003, the Court of Chancery signed an order consolidating the actions and plaintiffs served a consolidated complaint. Pursuant to stipulation, in December 2003 defendants have contested the complaint. In January 2004, the Court of Chancery granted plaintiffs leave to amend their complaint. Plaintiffs have stated that they intend to file a motion for a preliminary injunction seeking to prevent completion of the merger. Defendants will oppose a motion for a preliminary injunction. The Court of Chancery has scheduled the hearing on plaintiffs' planned motion for February 17, 2004 and the parties are engaged in discovery.

        In addition, AXA Financial, MONY and MONY's directors have been named in two putative class action lawsuits filed in New York State Supreme Court in Manhattan, entitled LAUFER V. THE MONY GROUP, ET AL. and NORTH BORDER INVESTMENTS V. BARRETT, ET AL.. The complaints in these actions contain allegations substantially similar to those in the Delaware cases, and likewise purport to assert claims for breach of fiduciary duty against MONY's directors and for aiding and abetting a breach of fiduciary duty against AXA Financial. The complaints in these actions also purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, and seek various forms of relief, including damages and injunctive relief that would, if granted, prevent the completion of the merger. In December 2003, defendants contested the claims in the LAUFER and NORTH BORDER complaints. The parties in each of these actions are engaged in discovery.

        Although the outcome of litigation generally cannot be predicted with certainty, the Company's management believes that, subject to the foregoing, (i) the settlement of the MCEACHERN litigation and the Mississippi Actions, including the agents' cross-claims, will not have a material adverse effect on the consolidated financial position or results of operations of the Company and (ii) the ultimate resolution of the other litigations described above should not have a material adverse effect on the consolidated financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        Alliance Litigations
        --------------------

        In April 2001, an amended class action complaint entitled MILLER, ET AL.
        V. MITCHELL HUTCHINS ASSET MANAGEMENT, INC., ET AL. was filed in the United States District Court for the Southern District of Illinois against Alliance, Alliance Fund Distributors, Inc. (now known as AllianceBernstein Investment Research and Management, Inc., "ABIRM"), a wholly owned subsidiary of Alliance, and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA"), and breaches of common law fiduciary duty. The principal allegations of the amended complaint were that the advisory and distribution fees for certain mutual funds managed by Alliance were excessive and in violation of the ICA and the common law. Plaintiffs subsequently amended their compliant to include, as plaintiffs, shareholders of the AllianceBernstein Premier Growth Fund ("Premier Growth Fund"), the AllianceBernstein Quasar Fund (now known as AllianceBernstein Small Cap Growth Fund), the AllianceBernstein Growth and Income Fund, the AllianceBernstein Corporate Bond Fund, the AllianceBernstein Growth Fund, the AllianceBernstein Balanced Shares Fund, and the AllianceBernstein Americas Government Income Trust. In December 2003, the parties entered into a settlement agreement resolving the matter and the matter has been dismissed by the court.

        In December 2001, a complaint entitled BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. AND ALLIANCE PREMIER GROWTH FUND ("BENAK COMPLAINT") was filed in the United States District Court for the District of New Jersey against Alliance and Premier Growth Fund alleging that defendants violated Section 36(b) of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the general partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron, and as a consequence thereof, the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff alleges were caused by the alleged breach of the duty of loyalty. Subsequently, between December 2001 and July 2002, five complaints making substantially the same allegations and seeking substantially the same relief as the Benak Complaint were filed against Alliance and Premier Growth Fund. All of those actions were consolidated in the United States District Court for the District of New Jersey. In January 2003, a consolidated amended complaint entitled BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. ("BENAK CONSOLIDATED AMENDED COMPLAINT") was filed containing allegations similar to those in the individual complaints although it does not name the Premier Growth Fund as a defendant. In February 2003, the court granted with prejudice Alliance's motion to dismiss the Benak Consolidated Amended Complaint, holding that plaintiffs' allegations failed to state a claim under
        Section 36(b). Plaintiffs have thirty days from the entry of the dismissal order to appeal the court's decision dismissing the action. Alliance believes that plaintiffs' allegations in the Benak Consolidated Amended Complaint were without merit and intends to vigorously defend against any appeal that may be taken from the dismissal with prejudice of the action.

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("ENRON COMPLAINT") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including Alliance. The principal allegations of the Enron Complaint, as they pertain to Alliance, are that Alliance violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Corp. Zero Coupon Convertible Notes due 2021. Plaintiffs allege that Frank Savage, who was at that time an employee of Alliance and who was and remains a director of the general partner of Alliance, signed the registration statement at issue. Plaintiffs allege that the registration statement was materially misleading. Plaintiffs further allege that Alliance was a controlling person of Frank Savage. Plaintiffs therefore assert that Alliance is itself liable for the allegedly misleading registration statement. Plaintiffs seek recission or a recissionary measure of damages. In June 2002, Alliance moved to dismiss the Enron Complaint as the allegations therein pertain to it. In March 2003, that motion was denied. In May 2003, a First Amended Consolidated Complaint ("Enron Amended Consolidated Complaint"), with substantially identical allegations as to Alliance, was filed. Alliance filed its answer in June 2003. In May 2003, plaintiffs filed an Amended Motion For Class Certification. In October 2003, following the completion of class discovery, Alliance filed its opposition to class certification. Alliance's motion is pending. The case is currently in discovery. Alliance believes that plaintiffs' allegations in the Enron Amended Consolidated Complaint as to it are without merit and intends to vigorously defend against these allegations.

        In May 2002, a complaint entitled THE FLORIDA STATE BOARD OF ADMINISTRATION V. ALLIANCE CAPITAL MANAGEMENT L.P. ("SBA COMPLAINT") was filed in the Circuit Court of the Second Judicial Circuit, in and for Leon County, Florida against Alliance. The SBA Complaint alleges breach of contract relating to the Investment Management Agreement between The Florida State Board of Administration ("SBA") and Alliance, breach of the covenant of good faith and fair dealing contained in the Investment Management Agreement, breach of fiduciary duty, negligence, gross negligence and violation of the Florida Securities and Investor Protection Act, in connection with purchases and sales of Enron common stock for the SBA investment account. The SBA seeks more than $300 million in compensatory damages and an unspecified amount of punitive damages. In June 2002, Alliance moved to dismiss the SBA Complaint; in September 2002, the court denied Alliance's motion to dismiss the SBA Complaint in its entirety. In November 2003, the SBA filed an amended complaint ("Amended SBA Complaint"). While the Amended SBA Complaint contains the Enron claims, the Amended SBA Complaint also alleges that Alliance breached its contract with the SBA by investing in or continuing to hold stocks for the SBA's investment portfolio that were not "1 rated," the highest rating that Alliance's research analysts could assign. The SBA also added claims for negligent supervision and common law fraud. In December 2003, Alliance moved to dismiss the fraud and breach of fiduciary duty claims in the Amended SBA Complaint. In January 2004, the court denied that motion. The case is currently in discovery. Alliance believes the SBA's allegations in the Amended SBA Complaint are without merit and intends to vigorously defend against these allegations.

        In September 2002, a complaint entitled LAWRENCE E. JAFFE PENSION PLAN, LAWRENCE E. JAFFE TRUSTEE U/A 1198 V. ALLIANCE CAPITAL MANAGEMENT L.P., ALFRED HARRISON AND ALLIANCE PREMIER GROWTH FUND, INC. ("JAFFE COMPLAINT") was filed in the United States District Court for the Southern District of New York against Alliance, Alfred Harrison and Premier Growth Fund alleging violation of the ICA. Plaintiff seeks damages equal to Premier Growth Fund's losses as a result of Premier Growth Fund's investment in shares of Enron and a recovery of all fees paid to Alliance beginning November 1, 2000. In March 2003, the court granted Alliance's motion to transfer the Jaffe Complaint to the United States District Court for the District of New Jersey to be consolidated with the Benak Consolidated Amended Complaint already pending there. In December 2003, plaintiff filed an amended complaint ("Amended Jaffe Complaint") in the United States District Court for the District of New Jersey. The Amended Jaffe Complaint alleges violations of Section 36(a) of the ICA, common law negligence, and negligent misrepresentation. Specifically, the Amended Jaffe Complaint alleges that (i) the defendants breached their fiduciary duties of loyalty, care and good faith to Premier Growth Fund by causing Premier Growth Fund to invest in the securities of Enron, (ii) the defendants were negligent for investing in securities of Enron, and (iii) through prospectuses and other documents, defendants misrepresented material facts related to Premier Growth Fund's investment objective and policies. In January 2004, defendants moved to dismiss the Amended JAFFE COMPLAINT. Alliance and Alfred Harrison believe that plaintiff's allegations in the Amended JAFFE COMPLAINT are without merit and intend to vigorously defend against these allegations.

        In December 2002, a putative class action complaint entitled PATRICK J. GOGGINS ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("GOGGINS COMPLAINT") was filed in the United States District Court for the Southern District of New York against Alliance, Premier Growth Fund and individual directors and certain officers of Premier Growth Fund. In August 2003, the court granted Alliance's motion to transfer the Goggins Complaint to the United States District Court for the District of New Jersey. In December 2003, plaintiffs filed an amended complaint ("Amended Goggins Compliant") in the United States District Court for the District of New Jersey. The Amended Goggins Complaint alleges that defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act because Premier Growth Fund's registration statements and prospectuses contained untrue statements of material fact and omitted material facts. More specifically, the Amended Goggins Complaint alleges that the Premier Growth Fund's investment in Enron was inconsistent with the fund's stated strategic objectives and investment strategies. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Premier Growth Fund during the period October 31, 2000 through February 14, 2002. In January 2004, Alliance moved to dismiss the Amended Goggins Complaint. Alliance, Premier Growth Fund and the other defendants believe the plaintiffs' allegations in the Amended Goggins Complaint are without merit and intend to vigorously defend against these allegations.

        In August 2003, the Securities and Exchange Board of India ("SEBI") ordered that Samir C. Arora, a former research analyst/portfolio manager of Alliance, refrain from buying, selling or dealing in Indian securities. Until August 4, 2003, when Mr. Arora announced his resignation from Alliance, he served as head of Asian emerging markets equities and a fund manager of Alliance Capital Asset Management (India) Pvt. Ltd. ("ACAML"), a fund management company 75% owned by Alliance. The order states that Mr. Arora relied on unpublished price sensitive information in making certain investment decisions on behalf of certain clients of ACAML and Alliance, that there were failures to make required disclosures regarding the size of certain equity holdings, and that Mr. Arora tried to influence the sale of Alliance's stake in ACAML. Mr. Arora contested the findings in the order by filing objections and at a personal hearing held in August 2003. In September 2003, SEBI issued an order confirming its previous order against Mr. Arora. In October 2003, Mr. Arora filed an appeal with the Securities Appellate Tribunal ("SAT") seeking certain interim reliefs. Mr.

        Arora's appeal was heard by the SAT on December 15, 2003. The SAT passed an order on January 12, 2004 wherein it did not grant any interim reliefs to Mr. Arora since SEBI had stated that the investigations in the matter were in progress. However, the SAT has directed SEBI to complete the investigations by February 28, 2004 and to pass final orders in the matter by March 31, 2004. Alliance is reviewing this matter and, at the present time, management of Alliance does not believe its outcome will have a material impact on Alliance's results of operations or financial condition, and the Company's management does not believe its outcome will have a material impact on the Company's consolidated results of operations or financial position.

        In September 2003, SEBI issued to Alliance a show cause notice and finding of investigation (the "Notice"). The Notice requires Alliance to explain its failure to make disclosure filings as to the acquisition of shares of five (5) Indian equity securities held at various times by Alliance (through sub-accounts under foreign institutional investor licenses), ACAML and Alliance's local Indian mutual fund as required under the SEBI (Insider Trading) Regulations, 1992, and the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 when the holdings of the said entities in the Relevant Scrips crossed five percent (5%) which could make Alliance liable to pay penalties prescribed under Section 15A of the SEBI Act, 1992, which requires that disclosure be made when the holdings of an investor (or group of investors acting in concert) in an Indian security exceeds either five percent (5%) of the outstanding shares or changes by more than two percent (2%). In October 2003 and November 2003, Alliance filed its reply and written submissions, respectively. Alliance also had a personal hearing before the SEBI on October 21, 2003 and the decision of SEBI in relation to the Notice is pending. At the present time, management of Alliance does not believe the outcome of this matter will have a material impact on Alliance's results of operations or financial condition and the Company's management does not believe its outcome will have a material impact on the Company's consolidated results of operations or financial position.

        In October 2003, a purported class action complaint entitled ERB ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("ERB COMPLAINT") was filed in the Circuit Court of St. Clair County, State of Illinois against Alliance. Plaintiff, purportedly a shareholder in the Premier Growth Fund, alleges that Alliance breached unidentified provisions of Premier Growth Fund's prospectus and subscription and confirmation agreements that allegedly required that every security bought for Premier Growth Fund's portfolio must be a "1-rated" stock, the highest rating that Alliance's analysts could assign. Plaintiff alleges that Alliance impermissibly purchased shares of stocks that were not 1-rated. Plaintiff seeks rescission of all purchases of any non-1-rated stocks Alliance made for Premier Growth Fund over the past ten years, as well as an unspecified amount of damages. In November 2003, Alliance removed the Erb Complaint to the United States District Court for the Southern District of Illinois on the basis that plaintiff's alleged breach of contract claims are preempted under the Securities Litigation Uniform Standards Act. In December 2003, plaintiff filed a motion for remand. In February 2004, the court granted that motion and remanded the action to state court. Alliance believes that plaintiff's allegations in the Erb Complaint are without merit and intends to vigorously defend against these allegations.

        In October 2003, a purported class action complaint entitled HINDO ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND ET AL. ("HINDO COMPLAINT") was filed against Alliance, Alliance Holding, ACMC, AXA Financial, the AllianceBernstein family of mutual funds ("AllianceBernstein Funds"), the registrants and issuers of those funds, certain officers of Alliance (the "Alliance defendants"), and certain other defendants not affiliated with Alliance, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Funds. The Hindo Complaint alleges that certain of the Alliance defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts. Between October 3 and January 29, 2004, forty additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed against Alliance and certain other defendants, and others may be filed. These forty additional lawsuits are as follows:

        a) Federal Court Class Actions: Twenty-five of the lawsuits were brought as class actions filed in Federal court (twenty-one in the United States District Court for the Southern District of New York, two in the United States District Court for the District of New Jersey, one in the United States District Court for the Northern District of California, and one in the United States District
            Court for the District of Connecticut). Certain of these additional lawsuits allege claims under the Securities Act, the Exchange Act, the Advisers Act, the ICA and common law. All of these lawsuits are brought on behalf of shareholders of AllianceBernstein Funds, except three. Of these three, one was brought on behalf of a unitholder of Alliance Holding and two were brought on behalf of participants in the Profit Sharing Plan for Employees of Alliance Capital ("Plan"). The latter two lawsuits allege claims under Sections 404, 405 and 406 of ERISA, on the grounds that defendants violated fiduciary obligations to the Plan by failing to disclose the alleged market timing and late trading activities in AllianceBernstein Funds, and by permitting the Plan to invest in funds subject to those activities. One of these ERISA actions has been voluntarily dismissed. AXA Financial is named as a defendant, primarily as a control person of Alliance, in all but two of these cases (two of the twenty-five cases pending before the United States District Court for the Southern District of New York).

        b) Federal Court Derivative Actions: Eight of the lawsuits were brought as derivative actions in Federal court (one in the United States District Court for the Southern District of New York, five in the United States District Court for the Eastern District of New York, and two in the United States District Court for the District of New Jersey). These lawsuits allege claims under the Exchange Act,
            Section 36(b) of the ICA and/or common law. Six of the lawsuits were brought derivatively on behalf of certain AllianceBernstein Funds, with the broadest lawsuits being brought derivatively on behalf of all AllianceBernstein Funds, generally alleging that defendants violated fiduciary obligations to the AllianceBernstein Funds and/or fund shareholders by permitting select investors to engage in market timing activities and failing to disclose those activities. Two of the lawsuits were brought derivatively on behalf of Alliance Holding, generally alleging that defendants breached fiduciary obligations to Alliance Holding or its unitholders by failing to prevent the alleged undisclosed market timing and late trading activities from occurring. AXA Financial is named as a defendant, primarily as a control person of Alliance, in all but two of these cases (the one case pending before the United States District Court for the Southern District of New York and one of the two cases pending before the United States District Court for the District of New Jersey).

        c) State Court Representative Actions: Two lawsuits were brought as class actions in the Supreme Court of the State of New York, County of New York, by alleged shareholders of an AllianceBernstein Fund on behalf of shareholders of the AllianceBernstein Funds. The lawsuits allege that defendants allowed certain parties to engage in late trading and market timing transactions in the AllianceBernstein Funds and that such arrangements breached defendants' fiduciary duty to investors, and purport to state a claim for breach of fiduciary duty. One of the complaints also purports to state claims for breach of contract and tortious interference with contract. AXA Financial is named as a defendant, primarily as a control person of Alliance, in one of these two lawsuits.

        d) A lawsuit was filed in Superior Court for the State of California, County of Los Angeles, alleging that defendants violated fiduciary responsibilities and disclosure obligations by permitting certain favored customers to engage in market timing and late trading activities in the AllianceBernstein Funds, and purports to state claims of unfair business practices under Sections 17200 and 17303 of the California Business & Professional Code. Pursuant to these statutes, the action was brought on behalf of members of the general public of the State of California. AXA Financial is named as a defendant, primarily as a control person of Alliance.

        e) State Court Derivative Actions: Three lawsuits were brought as derivative actions in state court (one in the Supreme Court of the State of New York, County of New York, and two in the Superior Court of the State of Massachusetts, County of Suffolk). The New York action was brought derivatively on behalf of Alliance Holding and alleges that, in connection with alleged market timing and late trading transactions, defendants breached their fiduciary duties to Alliance Holding and its unitholders by failing to maintain adequate controls and employing improper practices in managing unspecified AllianceBernstein Funds. AXA Financial is named as a defendant, primarily as a control person of Alliance in the New York lawsuit. The Massachusetts actions were brought derivatively on behalf of certain AllianceBernstein Funds and allege state common law claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste and unjust enrichment. Both Massachusetts actions attempt to name AXA Financial as a defendant.

        f) State Court Individual Action: A lawsuit was filed in the District Court of Johnson County, Kansas, Civil Court Department, alleging that defendants were negligent and breached their fiduciary duties by knowingly entering into a number of illegal and improper arrangements with institutional investors for the purpose of engaging in late trading and market timing in AllianceBernstein Funds to the detriment of plaintiff and failing to disclose such arrangements in the AllianceBernstein Fund prospectuses, and purports to state claims under Sections 624 and 626 of the Kansas Consumer Protection Act, and Section 1268 of the Kansas Securities Act. The lawsuit also purports to state claims of negligent misrepresentation, professional negligence and breach of fiduciary duty under common law. AXA Financial is not named as a defendant in this lawsuit.

        All of these lawsuits seek an unspecified amount of damages. All of the Federal actions discussed above (i.e., the Hindo Complaint, Federal Court Class Actions and Federal Court Derivative Actions) are the subject of a petition or tag-along notices filed by Alliance before the Judicial Panel on Multidistrict Litigation ("MDL Panel") seeking to have all of the actions centralized in a single forum for pre-trial proceedings. On January 29, 2004, the MDL Panel held a hearing on these petitions. On February 20, 2004, the MDL Panel transferred all of the actions to the United States District Court for the District of Maryland. Pursuant to agreements among the parties, the Alliance defendants' and AXA Financial's responses to the Federal actions that have been served on Alliance and AXA Financial are stayed pending a decision on consolidation by the MDL panel and the filing of an amended or operative complaint. The various plaintiffs seeking appointment to serve as lead plaintiffs have stipulated to stay the lead plaintiff decision until after the MDL Panel makes a decision on the MDL petitions pending before it. In addition, discovery has not commenced in any of these cases. In most of them, discovery is stayed under the Private Securities Litigation Reform Act of 1995 or pursuant to an agreement among the parties.

        Defendants have removed each of the State Court Representative Actions discussed above, and thereafter submitted the actions to the MDL Panel in a notice of tag-along actions. Plaintiff in each of these actions has moved to remand the action back to state court or has indicated an intention to do so. Where defendants have responded to the complaints, defendants have moved to stay proceedings pending transfer by the MDL Panel.

        Defendants have not yet responded to the complaints filed in the State Court Derivative Actions.

        Alliance recorded charges to income totaling $330.0 million in 2003 in connection with establishing the $250.0 million restitution fund (which is discussed in detail under "Business - Regulation" in this Form 10-K) and certain other matters discussed above under "Alliance Litigations". Management of Alliance, however, cannot determine at this time the eventual outcome, timing or impact of these matters. Accordingly, it is possible that additional charges in the future may be required.

        With respect to the matters discussed above under "Alliance Litigations" (other than those referred to in the preceding paragraph and those related to SEBI), management of Alliance is unable to estimate the impact, if any, that the outcome of these matters may have on Alliance' results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of these matters may have on the Company's results of operations or financial position.


        In addition to the matters previously reported and those described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.


17)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2004 and the four successive years are $125.8 million, $123.6 million, $111.5 million, $97.8 million, $90.1 million and $764.0 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2004 and the four successive years is $13.0 million, $9.2 million, $2.9 million, $2.7 million, $2.3 million and $16.1 million thereafter.

        At December 31, 2003, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2004 and the four successive years is $80.7 million, $79.4 million, $78.4 million, $69.8 million, $62.2 million and $497.7 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2004 and 2005 are $2.0 million and $1.9 million, respectively.


18)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent; pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit Equitable Life to pay shareholder dividends not greater than $413.2 million during 2004. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2003, 2002 and 2001, the Insurance Group statutory net income totaled $549.4 million, $451.6 million and $547.7 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $4,476.6 million and $4,281.0 million at December 31, 2003 and 2002, respectively. In 2003, 2002 and 2001, respectively, $400.0 million, $500.0 million and $1.7 billion in shareholder dividends were paid by Equitable Life.

        At December 31, 2003, the Insurance Group, in accordance with various government and state regulations, had $27.2 million of securities deposited with such government or state agencies.

        In 1998, the NAIC approved a codification of statutory accounting practices ("Codification"), which provides regulators and insurers with uniform statutory guidance, addresses areas where statutory accounting previously was silent and changes certain existing statutory positions. Equitable Life and Equitable of Colorado became subject to Codification rules for all state filings upon adoption of Codification by the respective states.

        On December 27, 2000, an emergency rule was issued by the New York Insurance Department (NYID), which adopted Codification in New York effective on January 1, 2001 except where the guidance conflicted with New York Law. Differences in the New York regulation adopted in 2000 from Codification were in accounting for deferred taxes and goodwill, which are required to be disclosed in the notes to the Annual Statement, as well as the Annual Audited Report. On September 24, 2002, the bill authorizing the admissibility of deferred taxes by New York insurers was signed into law and was effective as of January 1, 2002. The impact of adopting the accounting for deferred taxes at January 1, 2002 was a $363.6 million decrease to surplus.

        The implementation of Codification in 2001 resulted in a $1,630.9 million increase to surplus and capital stock, principally due to the $1,660.8 million valuation adjustment related to Alliance.

        The application of the Codification rules as adopted by the State of Colorado had no significant effect on Equitable Life or Equitable of Colorado.

        At December 31, 2003 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2003.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured, (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and
        (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Net change in statutory surplus and
          capital stock....................................  $        43.4       $   (1,354.7)      $      104.1
        Change in AVR......................................          152.2             (464.7)            (230.2)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and AVR..........................................          195.6           (1,819.4)            (126.1)
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................         (245.7)             255.2              270.8
          DAC..............................................          556.1              458.1              458.5
          Deferred Federal income taxes....................           30.9             (634.6)            (354.8)
          Valuation of investments.........................           39.6              (74.8)              67.9
          Valuation of investment subsidiary...............         (321.6)           1,399.4           (1,507.9)
          Change in fair value of guaranteed minimum income
            benefit reinsurance contracts..................          (91.0)             120.0                -
          Shareholder dividends paid......................           400.0              500.0            1,700.0
          Changes in non-admitted assets...................          (35.1)             384.2              138.3
          Other, net.......................................           (2.1)             (23.7)               5.4
          GAAP adjustments for Other Discontinued
            Operations.....................................           (2.3)              23.0               (5.1)
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $       524.4       $      587.4       $      647.0
                                                            =================   ================   =================

                                      F-49


                                                                                  December 31,
                                                            ---------------------------------------------------------
                                                                  2003               2002                2001
                                                            -----------------   ----------------   ------------------
                                                                                 (In Millions)

        Statutory surplus and capital stock................  $     4,134.7       $    4,091.3       $    5,446.0
        AVR................................................          341.9              189.7              654.4
                                                            -----------------   ----------------   ------------------
        Statutory surplus, capital stock and AVR...........        4,476.6            4,281.0            6,100.4
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,483.3)          (1,237.6)          (1,492.8)
          DAC..............................................        6,290.4            5,801.0            5,513.7
          Deferred Federal income taxes....................       (1,729.8)          (1,835.8)          (1,252.2)
          Valuation of investments.........................        2,196.3            1,629.6              635.9
          Valuation of investment subsidiary...............       (1,513.0)          (1,191.4)          (2,590.8)
          Fair value of guaranteed minimum income benefit
            reinsurance contracts..........................           29.0              120.0                -
          Non-admitted assets..............................        1,130.2            1,162.3              778.1
          Issuance of surplus notes........................         (599.6)            (599.6)            (539.4)
          Other, net.......................................           77.7              157.2              536.6



          GAAP adjustments for Other Discontinued
            Operations.....................................         (103.9)            (108.7)            (123.8)
                                                            -----------------   ----------------   ------------------
        Equity of the Insurance Group......................  $     8,770.6       $    8,178.0       $    7,565.7
                                                            =================   ================   ==================


19)     ALLIANCE CHARGE FOR MUTUAL FUND MATTERS AND LEGAL PROCEEDINGS

        On December 18, 2003, Alliance reached terms with the SEC for the resolution of regulatory claims against Alliance with respect to market timing. The SEC accepted an Offer of Settlement submitted by Alliance. Alliance concurrently reached an agreement in principle with the New York Attorney General ("NYAG"), which is subject to final definitive documentation.

        The key provisions of the settlement with the SEC and NYAG are that Alliance must establish a $250 million fund to compensate fund shareholders for the adverse effect of market timing. Of the $250 million fund, $150 million is characterized as disgorgement and $100 million is characterized as a penalty. In addition, the agreement with the NYAG requires a weighted average reduction in fees of 20% on Alliance's U.S. long-term open-end retail funds for a minimum of five years, which commenced January 1, 2004. This reduction in fees is expected to reduce Alliance Capital revenues by approximately $70 million in 2004.

        Alliance recorded pre-tax charges to income of $190 million and a $140 million for the quarters ended September 30, 2003 and December 31, 2003, respectively, or $330 million for the year 2003, to cover restitution, litigation and other costs associated with these investigations and other litigation. The effect of this settlement on the Company's 2003 net earnings after reflecting its impact on incentive compensation, income taxes and minority interest was $90.1 million.


20)     BUSINESS SEGMENT INFORMATION

        The Company's operations consist of Insurance and Investment Services segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual funds, and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment principally includes Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowment funds and domestic and foreign financial institutions and governments, (b) private clients, including high net worth individuals, trusts and estates, charitable foundations and other entities, by means of separately managed accounts, hedge funds and other investment vehicles, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy, trading and other services. This segment also includes institutional Separate Accounts that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $103.0 million, $102.2 million and $116.6 million for 2003, 2002 and 2001, respectively, are included in total revenues of the Investment Services segment.

        The following tables reconcile segment revenues and earnings from continuing operations before Federal income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2003               2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)
       Segment revenues:
       Insurance..........................................   $     4,734.4       $     4,673.4     $     4,763.3
       Investment Services................................         2,738.5             2,744.9           2,994.4
       Consolidation/elimination..........................           (70.4)              (71.3)            (90.0)
                                                            -----------------   ----------------  ------------------
       Total Revenues.....................................   $     7,402.5       $     7,347.0     $     7,667.7
                                                            =================   ================  ==================

       Segment earnings (loss) from continuing operations
          before Federal income taxes
          and minority interest:
       Insurance..........................................   $       631.6       $       437.9     $       707.5
       Investment Services................................           318.6               590.7             585.4
                                                            -----------------   ----------------  ------------------
       Total Earnings from Continuing Operations
          before Federal Income Taxes
          and Minority Interest...........................   $       950.2       $     1,028.6     $     1,292.9
                                                            =================   ================  ==================

                                                                                   December 31,
                                                                  2003                2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)
       Assets:
       Insurance..........................................   $    98,822.1       $    80,638.7     $    84,572.2
       Investment Services................................        15,410.1            14,160.3          15,808.8
       Consolidation/elimination..........................            33.1                27.3             (94.4)
                                                            -----------------   ----------------  ------------------
       Total Assets.......................................   $   114,265.3       $    94,826.3     $   100,286.6
                                                            =================   ================  ==================

21)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2003 and 2002 are summarized below:

                                                                    Three Months Ended
                                       ------------------------------------------------------------------------------
                                           March 31           June 30           September 30          December 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (In Millions)
        2003
        Total Revenues................  $     1,674.7      $     1,826.8       $    1,857.8         $    2,043.2
                                       =================  =================   ==================   ==================

        Earnings from
          Continuing Operations.......  $        35.7      $       209.7       $      134.8         $      140.8
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        35.7      $       209.8       $      135.5         $      143.4
                                       =================  =================   ==================   ==================

        2002
        Total Revenues................  $     1,883.9      $     2,072.1       $    1,860.9         $    1,530.1
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations..................  $       162.6      $       206.5       $      267.1         $      (21.3)
                                       =================  =================   ==================   ==================

        Net Earnings..................  $       130.4      $       205.1       $      286.5         $      (34.6)
                                       =================  =================   ==================   ==================


22)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock incentive plan for employees of Equitable Life. Alliance sponsors its own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Stock-based employee compensation expense is not reflected in the statement of earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income had compensation expense as related to options awarded under the Company's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method, including the cost of the amendments and modifications made in connection with AXA's acquisition of the minority interest in the Holding Company:

                                                                  2003               2002                 2001
                                                            -----------------   ----------------   -------------------
                                                                                  (In Millions)

        Net income, as reported............................  $       524.4       $      587.4       $      647.0
        Less: total stock-based employee compensation
           expense determined under fair value method for
           all awards, net of Federal income tax benefit...          (35.8)             (36.0)             (22.2)
                                                            -----------------   ----------------   -------------------
        Pro Forma Net Earnings.............................  $       488.6       $      551.4       $      624.8
                                                            =================   ================   ===================

        In conjunction with approval of the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock, generally all outstanding options awarded under the 1997 and 1991 Stock Incentive Plans were amended to become immediately and fully exercisable pursuant to their terms upon expiration of the initial tender offer. In addition, the agreement provided that at the effective time of the merger, the terms of all outstanding options granted under those Plans would be further amended and converted into options of equivalent intrinsic value to acquire a number of AXA ordinary shares in the form of ADRs. Also pursuant to the agreement, holders of non-qualified options were provided with an alternative to elect cancellation of those options at the effective time of the merger in exchange for a cash payment from the Holding Company. For the year ended December 31, 2000, the Company recognized compensation expense of $493.9 million, representing the cost of these Plan amendments and modifications offset by an addition to capital in excess of par value.

        Beginning in 2001, under the 1997 Stock Incentive Plan, the Holding Company can grant AXA ADRs and options to purchase AXA ADRs. The options, which include Incentive Stock Options and Nonstatutory Stock Options, are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of stock options granted vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to 10 years from the date of grant.

        Following completion of the merger of AXA Merger Corp. with and into the Holding Company, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the Stock Appreciation Rights is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded an increase (reduction) in the Stock Appreciation Rights liability of $12.0 million and $(10.2) million for 2003 and 2002, respectively, reflecting the variable accounting for the Stock Appreciation Rights, based on the change in the market value of AXA ADRs in 2003 and 2002.

        The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2003, 2002 and 2001 follow:

                                       Holding Company                            Alliance
                           -----------------------------------------   -------------------------------
                               2003           2002         2001          2003      2002       2001
                           -------------  ------------- ------------   -------------------- ----------

        Dividend yield....    2.48%          2.54%         1.52%         6.1%      5.80%      5.80%

        Expected
          volatility......     46%            46%           29%           32%       32%        33%

        Risk-free interest
          rate............    2.72%          4.04%         4.98%         3.0%      4.2%       4.5%

        Expected life
          in years........      5              5             5            7.0       7.0        7.2

        Weighted average
          fair value per
          option at
          grant-date......    $4.39          $6.30         $9.42         $5.96     $5.89      $9.23

        A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2003. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the above-described cash settlement made pursuant to the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA's May 2001 four-for-one stock split and the related changes in ADR parity for each Holding Company share option:

                                                       Holding Company                          Alliance
                                             ------------------------------------   ---------------------------------
                                                                    Weighted                            Weighted
                                                                    Average                             Average
                                                  AXA ADRs          Exercise            Units           Exercise
                                               (In Millions)         Price          (In Millions)        Price
                                             ------------------- ----------------   --------------- -----------------


        :
        Balance at January 2, 2001                18.3              $21.65               15.4           $28.73
          Granted........................         17.0              $31.55                2.5           $50.34
          Exercised......................         (2.2)             $11.57               (1.7)          $13.45
          Forfeited......................         (3.1)             $32.02                (.3)          $34.51
                                             -------------------                    ---------------

        Balance at December 31, 2001.....         30.0              $31.55               15.9           $33.58
          Granted........................          6.7              $17.24                2.4           $33.32
          Exercised......................          (.2)             $10.70               (1.4)          $14.83
          Forfeited......................         (1.2)             $27.12                (.5)          $42.99
                                             -------------------                    ---------------

        Balance at December 31, 2002              35.3              $25.14               16.4           $34.92
          Granted.........................         9.1              $12.60                 .1           $35.01
          Exercised.......................        (1.7)              $7.85               (1.2)          $17.26
          Forfeited.......................        (1.8)             $25.16               (1.5)          $43.26
                                             -------------------                    ---------------
        Balance at December 31, 2003              40.9              $23.04               13.8           $35.55
                                             ===================                    ===============

        Information about options outstanding and exercisable at December 31, 2003 follows:

                                            Options Outstanding                            Options Exercisable
                             ---------------------------------------------------   -------------------------------------
                                                   Weighted
                                                    Average         Weighted                               Weighted
              Range of             Number          Remaining        Average             Number              Average
              Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
               Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
        --------------------------------------- ---------------- ---------------   ------------------   ----------------

              AXA ADRs
        ----------------------

          $ 6.325 - $ 9.01            .4               1.86           $ 7.64               .4                $ 7.63
          $10.195 - $15.20          11.8               8.35           $12.73              2.1                $13.23
          $15.995 - $22.84           9.9               6.82           $18.50              6.3                $18.66
          $26.095 - $33.025         13.8               4.63           $30.85              9.6                $30.48
          $36.031                    5.0               5.48           $36.03              5.0                $36.03
                              -----------------                                    ------------------
          $ 6.325 - $36.031         40.9               6.31           $23.04             23.4                $26.52
                              =================                                    ==================


              Alliance
        ----------------------
           $ 8.81 - $18.47           2.6               2.48           $13.19              2.6                $13.19
           $24.84 - $30.25           3.2               5.35           $27.90              2.9                $27.69
           $30.94 - $48.50           4.3               7.76           $40.63              1.8                $44.85
           $50.15 - $50.56           2.0               7.92           $50.25               .8                $50.25
           $51.10 - $58.50           1.7               6.95           $53.77              1.0                $53.76
                              -----------------                                    ------------------
           $ 8.81 - $58.50          13.8               6.13           $35.55              9.1                $31.89
                              =================                                    ==================

        The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over periods of up to ten years.

        In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2003, approximately
        13.0 million Alliance Holding units of a maximum 41.0 million units were subject to options granted and 103,262 Alliance Holding units were subject to awards made under this plan.

23)     RELATED PARTY TRANSACTIONS

        Beginning January 1, 2000, the Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $57.6 million and $39.7 million, respectively, for 2003 and 2002.

        The Company paid $639.1 million and $596.6 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2003 and 2002. The Company charged AXA Distribution's subsidiaries $304.4 million and $411.9 million, respectively, for their applicable share of operating expenses for 2003 and 2002, pursuant to the Agreements for Services.

        In September 2001, Equitable Life loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        Both Equitable Life and Alliance, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements which include technology and professional development arrangements. Payments by Equitable Life and Alliance to AXA under such agreements totaled approximately $16.7 million and $17.9 million in 2003 and 2002, respectively. Payments by AXA and AXA affiliates to Equitable Life under such agreements totaled $32.5 million and $17.6 million in 2003 and 2002, respectively.

        In 2003, Equitable Life entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect wholly owned subsidiary of the Holding Company, to cede certain term insurance policies written after December 2002. Equitable Life ceded $9.0 million of premiums and $2.8 million of reinsurance reserves to AXA Bermuda in 2003.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                                  2003               2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)

       Investment advisory and services fees..............   $       824.6       $       854.5     $       997.1
       Distribution revenues..............................           436.0               467.5             544.6
       Shareholder servicing fees.........................            82.3                89.7              87.2
       Other revenues.....................................            11.4                10.2              11.0
       Brokerage..........................................             3.6                 7.0               5.7

                      REPORT OF INDEPENDENT AUDITORS ON
                   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES





To the Board of Directors of
The Equitable Life Assurance Society of the United States


Our audits of the consolidated financial statements referred to in our report dated March 9, 2004 appearing on page F-1 of this Annual Report on Form 10-K also included an audit of the financial statement schedules listed in Item 15(a)2 of this Form 10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.




/s/PricewaterhouseCoopers LLP
New York, New York

March 9, 2004

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2003

                                                                                   Estimated          Carrying
Type of Investment                                              Cost (A)          Fair Value           Value
-------------------                                         -----------------   ----------------   ---------------
                                                                                (In Millions)

Fixed maturities:
   U.S. government, agencies and authorities..............   $       812.3       $      870.5       $      870.5
   State, municipalities and political subdivisions.......           188.2              200.3              200.3
   Foreign governments....................................           248.4              294.0              294.0
   Public utilities.......................................         2,994.1            3,214.1            3,214.1
   All other corporate bonds..............................        21,496.6           22,957.7           22,957.7
   Redeemable preferred stocks............................         1,412.0            1,558.9            1,558.9
                                                            -----------------   ----------------   ---------------
Total fixed maturities....................................        27,151.6           29,095.5           29,095.5
                                                            -----------------   ----------------   ---------------
Equity securities:
  Common stocks:
    Industrial, miscellaneous and all other...............            13.5               13.6               13.6
Mortgage loans on real estate.............................         3,503.1            3,761.7            3,503.1
Real estate...............................................           310.8              XXX                310.8
Real estate acquired in satisfaction of debt..............           275.8              XXX                275.8
Real estate joint ventures................................            69.9              XXX                 69.9
Policy loans..............................................         3,894.3            4,481.9            3,894.3
Other limited partnership interests.......................           775.5              775.5              775.5
Other invested assets.....................................         1,101.6            1,101.6            1,101.6
                                                            -----------------   ----------------   ---------------

Total Investments.........................................   $    37,096.1       $   39,229.8       $   39,040.1
                                                            =================   ================   ===============

(A) Cost for fixed maturities represents original cost, reduced by repayments and writedowns and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns; for other limited partnership interests, cost represents original cost adjusted for equity in earnings and distributions.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                         BALANCE SHEETS (PARENT COMPANY)
                           DECEMBER 31, 2003 AND 2002

                                                                                   2003                 2002
                                                                              -----------------    -----------------
                                                                                         (In Millions)

ASSETS
Investment:
  Fixed maturities:
    Available for sale, at estimated fair value (amortized
      cost of $26,874.1 and $24,480.4, respectively)........................  $     28,787.4       $     25,981.9
  Mortgage loans on real estate.............................................         3,503.1              3,746.2
  Equity real estate........................................................           656.4                717.3
  Policy loans..............................................................         3,670.4              3,805.8
  Investments in and loans to affiliates....................................         1,246.9              1,359.3
  Other equity investments..................................................           789.0                720.2
  Other invested assets.....................................................           590.7                892.4
                                                                              -----------------    -----------------
      Total investments.....................................................        39,243.9             37,223.1
Cash and cash equivalents...................................................           402.4                 15.3
Deferred policy acquisition costs...........................................         6,248.6              5,749.8
Amounts due from reinsurers.................................................         1,510.8              1,482.4
Other assets................................................................         2,228.8              2,289.2
Loans to affiliates.........................................................           400.0                413.0
Prepaid pension asset.......................................................           838.3                865.1
Separate Accounts assets....................................................        54,438.1             39,012.1
                                                                              -----------------    -----------------

Total Assets................................................................  $    105,310.9       $     87,050.0
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $     24,907.5       $     22,630.6
Future policy benefits and other policyholders liabilities..................        13,831.4             13,892.5
Short-term and long-term debt...............................................           847.9                847.8
Federal income taxes payable................................................         1,775.9              1,474.2
Other liabilities...........................................................           877.0                922.0
Separate Accounts liabilities...............................................        54,300.6             38,883.8
                                                                              -----------------    -----------------
      Total liabilities.....................................................        96,540.3             78,650.9
                                                                              -----------------    -----------------

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         4,848.2              4,812.8
Retained earnings...........................................................         3,027.1              2,902.7
Accumulated other comprehensive income......................................           892.8                681.1
                                                                              -----------------    -----------------
      Total shareholder's equity............................................         8,770.6              8,399.1
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................  $    105,310.9       $     87,050.0
                                                                              =================    =================


The financial information of The Equitable Life Assurance Society of the United States (Parent Company) should be read in conjunction with the Consolidated Financial Statements and Notes thereto. For information regarding capital in excess of par value refer to Note 1 of Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                     STATEMENTS OF EARNINGS (PARENT COMPANY)
                    YEARS ENDED DECEMBER 31, 2003, 2002, 2001



                                                                      2003                2002               2001
                                                                 -----------------   -----------------   ---------------
                                                                                     (In Millions)
REVENUES
Universal life and investment-type product policy fee
  income........................................................  $     1,373.1      $     1,312.3       $     1,337.4
Premiums........................................................          882.8              936.7             1,010.0
Net investment income...........................................        2,338.3            2,321.7             2,301.9
Investment losses, net..........................................          (70.6)            (264.1)             (201.4)
Equity in earnings of subsidiaries .............................           44.3              113.1               134.2
Commissions, fees and other income..............................          163.2              337.6               244.1
                                                                 -----------------   -----------------  ----------------
      Total revenues............................................        4,731.1            4,757.3             4,826.2
                                                                 -----------------   -----------------  ----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.........................................        1,691.0            2,025.7             1,878.9
Interest credited to policyholders' account balances............          946.6              945.5               957.1
Compensation and benefits.......................................          379.1              310.2               371.3
Commissions.....................................................        1,072.4              835.5               825.0
Interest expense................................................           58.8               72.5                71.5
Amortization of deferred policy acquisition costs...............          424.9              292.6               284.0
Capitalization of deferred policy acquisition costs.............         (990.0)            (753.2)             (743.4)
Rent expense....................................................           67.9               66.7                62.8
Amortization and depreciation...................................           98.1               88.0                92.1
Premium taxes...................................................           35.7               36.3                36.9
Other operating costs and expenses..............................          242.7              248.0               159.0
                                                                 -----------------   -----------------  ----------------
      Total benefits and other deductions.......................        4,027.2            4,167.8             3,995.2
                                                                 -----------------   -----------------  ----------------

Earnings from continuing operations before
  Federal income taxes..........................................          703.9              589.5               831.0
Federal income tax (expense) benefit............................         (182.9)              25.4              (224.4)
                                                                 -----------------   -----------------  ----------------
Earnings from continuing operations.............................          521.0              614.9               606.6
Earnings from discontinued operations, net of
   Federal income taxes.........................................            3.4                5.6                43.9
Cumulative effect of accounting changes, net of
   Federal income taxes.........................................            -                (33.1)               (3.5)
                                                                 -----------------   -----------------  ----------------
Net Earnings....................................................  $       524.4      $       587.4       $       647.0
                                                                 =================   =================  ================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                    STATEMENTS OF CASH FLOWS (PARENT COMPANY)
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                      2003                2002                2001
                                                                 -----------------   -----------------   ----------------
                                                                                     (In Millions)

Net earnings....................................................  $       524.4      $       587.4       $       647.0
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances..........          946.6              945.5               957.1
  Universal life and investment-type policy fee income..........       (1,373.1)          (1,312.3)           (1,337.4)
  Investment losses net.........................................           70.6              264.1               201.4
  Equity in net earnings of subsidiaries........................          (44.3)            (113.1)             (134.2)
  Dividends from subsidiaries...................................          181.8              213.6             1,289.4
  Change in deferred policy acquisition costs...................         (565.1)            (460.6)             (459.4)
  Change in future policy benefits and other policyholder
    funds.......................................................          (98.7)             216.1               (15.6)
  Change in prepaid pension asset...............................           26.8             (363.0)              (56.7)
  Change in fair value of guaranteed minimum income
      benefit reinsurance contract..............................           91.0             (120.0)                -
  Change in property and equipment..............................          (23.9)             (23.2)             (121.7)
  Change in Federal income tax payable..........................          193.0               93.2               573.9
  Amortization and depreciation.................................           98.1               88.0                92.1
  Other, net....................................................          187.2              118.2                57.9
                                                                 -----------------   -----------------  -----------------

Net cash provided by operating activities.......................          214.4              133.9             1,693.8
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments.....................................        4,180.6            2,973.1             2,429.1
  Sales.........................................................        4,778.7            7,624.4             7,470.3
  Purchases.....................................................      (11,403.4)         (12,609.2)          (11,775.1)
  Increase in loans to discontinued operations..................            2.5               38.1                14.7
  Change in short-term investments..............................          357.0             (570.9)              123.1
  Change in policy loans........................................          135.6               71.5               (52.2)
  Loans to affiliates...........................................            -                  -                (400.0)
  Other, net....................................................          (61.7)              97.5               (60.3)
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities...........................       (2,010.7)          (2,375.5)           (2,250.4)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits....................................................        5,689.6            4,384.9             3,252.1
    Withdrawals and transfers to Separate Accounts..............       (3,141.6)          (1,995.9)           (2,445.4)
  Net decrease in short-term financings.........................            (.2)               (.2)                (.2)
  Shareholder dividends paid....................................         (400.0)            (500.0)           (1,700.0)
  Other, net....................................................           35.6               59.1               (29.3)
                                                                 -----------------   -----------------  -----------------

Net cash provided (used) by financing activities................        2,183.4            1,947.9              (922.8)
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents.............................          387.1             (293.7)           (1,479.4)

Cash and cash equivalents, beginning of year....................           15.3              309.0             1,788.4
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year..........................  $       402.4      $        15.3       $       309.0
                                                                 =================   =================  =================

Supplemental cash flow information
  Interest Paid.................................................  $        43.2      $        43.6       $        43.4
                                                                 =================   =================  =================
  Income Taxes (Refunded) Paid..................................  $       (58.8)     $      (153.6)      $       517.0
                                                                 =================   =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                   AT AND FOR THE YEAR ENDED DECEMBER 31, 2003

                                                               Future Policy        Policy
                               Deferred                           Benefits         Charges          (1)
                                Policy       Policyholders'      and Other           and            Net
                             Acquisition        Account        Policyholders'      Premium       Investment
         Segment                Costs           Balance            Funds           Revenue         Income
-------------------------- --------------- ------------------ ----------------- -------------- ---------------
                                                      (In Millions)

Insurance..............     $    6,290.4     $    25,307.7     $   13,934.7      $    2,266.1   $    2,340.8
Investment
  Services.............              -                 -                -                -               16.9
Consolidation/
  elimination..........              -                 -                -                -               29.2
                           --------------- ------------------ ----------------- -------------- ---------------
Total..................     $    6,290.4     $    25,307.7     $   13,934.7      $    2,266.1   $     2,386.9
                           =============== ================== ================= ============== ===============

                                               Amortization
                            Policyholders'      of Deferred          (2)
                             Benefits and         Policy            Other
                               Interest         Acquisition       Operating
         Segment               Credited            Cost            Expense
-------------------------- ----------------- ------------------ ---------------


Insurance..............     $     2,677.9     $      434.6       $       990.3
Investment
  Services.............               -                -               2,419.9
Consolidation/
  elimination..........               -                -                 (70.4)
                           ----------------- ------------------ ---------------
Total..................     $     2,677.9     $      434.6       $     3,339.8
                           ================= ================== ===============



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                   AT AND FOR THE YEAR ENDED DECEMBER 31, 2002

                                                               Future Policy        Policy
                               Deferred                           Benefits         Charges          (1)
                                Policy       Policyholders'      and Other           and            Net
                             Acquisition        Account        Policyholders'      Premium       Investment
         Segment                Costs           Balance            Funds           Revenue         Income
-------------------------- -------------- ------------------- ----------------- -------------- ---------------
                                                      (In Millions)

Insurance..............     $    5,801.0     $    23,037.5     $   13,975.7      $    2,260.7   $    2,331.2
Investment
  Services.............              -                 -                -                -               18.0
Consolidation/
  elimination..........              -                 -                -                -               28.0
                           -------------- ------------------- ----------------- -------------- ---------------
Total..................     $    5,801.0     $    23,037.5     $   13,975.7      $    2,260.7   $     2,377.2
                           ============== =================== ================= ============== ===============

                                                Amortization
                             Policyholders'      of Deferred          (2)
                              Benefits and         Policy            Other
                                Interest         Acquisition       Operating
         Segment                Credited            Cost            Expense
--------------------------  ----------------- ------------------ ---------------


Insurance..............      $     3,008.5     $      296.7       $       930.3
Investment
  Services.............                -                -               2,154.2
Consolidation/
  elimination..........                -                -                 (71.3)
                            ----------------- ------------------ ---------------
Total..................      $     3,008.5     $      296.7       $     3,013.2
                            ================= ================== ===============



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 2001





                                                                    Policy
                                                                   Charges             (1)            Policyholders'
                                                                     and               Net             Benefits and
                                                                   Premium          Investment           Interest
                           Segment                                 Revenue            Income             Credited
--------------------------------------------------------------- ---------------  ----------------- ----------------------
                                                                                   (In Millions)

Insurance...................................................     $   2,362.2      $    2,337.9      $        2,870.5
Investment
  Services..................................................             -                39.9                   -
Consolidation/
  elimination...............................................             -                26.5                   -
                                                                ---------------  ----------------- ----------------------
Total.......................................................     $   2,362.2      $    2,404.3      $        2,870.5
                                                                ===============  ================= ======================

                                                                    Amortization
                                                                     of Deferred              (2)
                                                                       Policy                Other
                                                                     Acquisition           Operating
                                                                        Cost                Expense
                                                                 -------------------- --------------------


Insurance...................................................     $       287.9        $      897.4
Investment
  Services..................................................               -               2,409.0
Consolidation/
  elimination...............................................               -                 (90.0)
                                                                -------------------- --------------------
Total.......................................................     $       287.9        $    3,216.4
                                                                ===================== ====================



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE IV
                                 REINSURANCE (A)
           AT AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                         Assumed                            Percentage
                                                     Ceded to              from                             of Amount
                                   Gross               Other              Other              Net             Assumed
                                   Amount            Companies          Companies           Amount            to Net
                              -----------------   ----------------   -----------------  ---------------   ---------------
                                                                (Dollars In Millions)

2003
----
Life Insurance In-Force......  $    266,115.8      $   90,031.1       $   41,078.1       $   217,162.8         18.92%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        769.0      $       70.2       $      140.9       $       839.7         16.78%
Accident and health..........           144.8              98.2               12.1                58.7         20.61%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        913.8      $      168.4       $      153.0       $       898.4         17.03%
                              =================   ================   =================  ===============

2002
----
Life Insurance In-Force......  $    264,456.6      $   89,413.1       $   42,228.6       $   217,281.1         19.44%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        803.3      $       86.8       $      145.7       $       862.2         16.90%
Accident and health..........           151.3             104.0               35.7                83.0         43.01%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        954.6      $      190.8       $      181.4       $       945.2         19.19%
                              =================   ================   =================  ===============

2001
----
Life Insurance In-Force......  $    263,375.6      $   75,190.5       $   42,640.4       $   230,825.5         18.47%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        830.2      $       63.6       $      138.5       $       905.1         15.30%
Accident and health..........           159.8             109.5               64.5               114.8         56.18%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        990.0      $      173.1       $      203.0       $     1,019.9         19.90%
                              =================   ================   =================  ===============


(A) Includes amounts related to the discontinued group life and health business.

The Equitable Life Assurance Society
of the United States


Variable Life Insurance Policies
   Incentive Life '02(R)
   Survivorship Incentive Life '02(SM)

PROSPECTUS SUPPLEMENT DATED MAY 1, 2004
--------------------------------------------------------------------------------



This supplement updates certain information in the most recent prospectus you received for your Equitable variable life insurance policy listed above, and in any prior supplements to that prospectus.(1)


We have filed with the Securities and Exchange Commission (SEC) our Statement of Additional Information, dated May 1, 2004, It is available upon request free of charge by calling our toll free number at 888-855-5100 and requesting to speak with a Customer Service Representative. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.


(1) ABOUT THE PORTFOLIOS OF THE TRUSTS. You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as your Equitable Life policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.


Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios. Please see "Investment Portfolios" later in this supplement for information regarding the fees and expenses.




---------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
Portfolio Name                Objective
---------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION     Seeks long-term capital appreciation.
---------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION   Seeks a high level of current income.
---------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         Seeks current income and growth of capital, with a
 ALLOCATION                   greater emphasis on current income.
---------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       Seeks long-term capital appreciation and current income.
---------------------------------------------------------------------------------------
AXA MODERATE-PLUS             Seeks long-term capital appreciation and current income,
 ALLOCATION                   with a greater emphasis on capital appreciation.
---------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     Seeks a balance of high current income and capital
                              appreciation, consistent with a prudent level of risk.
---------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital.
---------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    Seeks high total return through a combination of current
                              income and capital appreciation.
---------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
Portfolio Name                Adviser(s)
--------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION     o Equitable Life
--------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION   o Equitable Life
--------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         o Equitable Life
 ALLOCATION
--------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       o Equitable Life
--------------------------------------------------------------------------------
AXA MODERATE-PLUS             o Equitable Life
 ALLOCATION
--------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     o BlackRock Advisors, Inc.
                              o Pacific Investment Management Company LLC
--------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   o A I M Capital Management, Inc.
                              o RCM Capital Management LLC
                              o Wellington Management Company, LLP
--------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    o Alliance Capital Management L.P.
                              o Pacific Investment Management Company LLC
--------------------------------------------------------------------------------


-----


(1) The dates of such prior prospectuses are listed for your information the Appendix to this supplement. You should keep this supplement with your prospectus and any previous prospectus supplement. We will send you another copy of any prospectus or supplement, without charge, on written request.


    Copyright 2004 The Equitable Life Assurance Society of the United States.


                              All rights reserved.

                                                                   X00732/AGENCY

                                                                      '02 Series

--------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
Portfolio Name                  Objective
--------------------------------------------------------------------------------
AXA PREMIER VIP                 Seeks long-term growth of capital.
 INTERNATIONAL EQUITY
--------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       Seeks long-term growth of capital.
 CORE EQUITY
--------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       Seeks long-term growth of capital.
 GROWTH
--------------------------------------------------------------------------------
AXA PREMIER VIP LARGE           Seeks long-term growth of capital.
 CAP VALUE
--------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID       Seeks long-term growth of capital.
 CAP GROWTH
--------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID CAP   Seeks long-term growth of capital.
 VALUE
--------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY      Seeks long-term growth of capital.
--------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                  Objective
--------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK        Seeks to achieve long-term growth of capital.
--------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND          Seeks to provide a high total return.
 INCOME
--------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE        Seeks to achieve high current income consistent
 GOVERNMENT SECURITIES          with relative stability of principal.
--------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL       Seeks to achieve long-term growth of capital.
--------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH      Seeks to achieve long-term growth of capital.
--------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP           Seeks to achieve long-term growth of capital.
 GROWTH
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
Portfolio Name                  Adviser(s)
--------------------------------------------------------------------------------
AXA PREMIER VIP                 o Alliance Capital Management L.P., through its
 INTERNATIONAL EQUITY             Bernstein Investment Research and
                                  Management Unit
                                o Bank of Ireland Asset Management
                                  (U.S.) Limited
                                o Marsico Capital Management, LLC
--------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       o Alliance Capital Management L.P., through its
 CORE EQUITY                      Bernstein Investment Research and
                                  Management Unit
                                o Janus Capital Management LLC
                                o Thornburg Investment Management, Inc.
--------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP       o Alliance Capital Management L.P.
 GROWTH                         o RCM Capital Management LLC
                                o TCW Investment Management Company
--------------------------------------------------------------------------------
AXA PREMIER VIP LARGE           o Alliance Capital Management L.P.
 CAP VALUE                      o Institutional Capital Corporation
                                o MFS Investment Management
--------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID       o Alliance Capital Management L.P.
 CAP GROWTH                     o Franklin Advisers, Inc.
                                o Provident Investment Counsel, Inc.
--------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID CAP   o AXA Rosenberg Investment Management LLC
 VALUE                          o TCW Investment Management Company
                                o Wellington Management Company, LLP
--------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY      o Firsthand Capital Management, Inc.
                                o RCM Capital Management LLC
                                o Wellington Management Company, LLP
--------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                  Adviser(s)
--------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK        o Alliance Capital Management L.P.
--------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND          o Alliance Capital Management L.P.
 INCOME
--------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE        o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES
--------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL       o Alliance Capital Management L.P.
--------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH      o Alliance Capital Management L.P.
--------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP           o Alliance Capital Management L.P.
 GROWTH
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                   Objective
---------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.
---------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         Seeks to achieve long-term growth of capital.
 EQUITY
---------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       Seeks long-term capital appreciation.
---------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              Seeks a total return before expenses that approximates
                                 the total return performance of the S&P 500 Index,
                                 including reinvestment of dividends, at a risk level
                                 consistent with that of the S&P 500 Index.
---------------------------------------------------------------------------------------------
EQ/FI MID CAP                    Seeks long-term growth of capital.
---------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        Seeks long-term capital appreciation.
---------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND         Seeks to provide a high total return consistent with
                                 moderate risk to capital and maintenance of liquidity.
---------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE        Seeks capital appreciation.
---------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 Seeks long-term growth of capital.
---------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           Seeks capital appreciation and secondarily, income.
 EQUITY
---------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL         Seeks capital appreciation.
 VALUE
---------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           Seeks to provide long-term capital growth.
 COMPANIES
---------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.
---------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX           Seeks to replicate as closely as possible (before the
                                 deduction of portfolio expenses) the total return of the
                                 Russell 2000 Index.
---------------------------------------------------------------------------------------------
BARR ROSENBERG
VARIABLE INSURANCE TRUST
Portfolio Name                   Objective
---------------------------------------------------------------------------------------------
LAUDUS ROSENBERG VIT VALUE       Seeks to increase the value of your investment in bull
 LONG/SHORT EQUITY               markets and bear markets through strategies that are
                                 designed to have limited exposure to general equity
                                 market risk.
---------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT
Portfolio Name                   Objective
---------------------------------------------------------------------------------------------
PEA RENAISSANCE                  Seeks long-term capital appreciation and income
---------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                   Adviser(s)
---------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   o Alliance Capital Management L.P.,
                                   through its Bernstein Investment Research
                                   and Management Unit
---------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         o Capital Guardian Trust Company
 EQUITY
---------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       o Morgan Stanley Investment Management, Inc.
---------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------
EQ/FI MID CAP                    o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND         o J.P. Morgan Investment Management Inc.
---------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE        o Lazard Asset Management, LLC
---------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 o Marsico Capital Management, LLC
---------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           o Mercury Advisors
 EQUITY
---------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL         o Merrill Lynch Investment Managers
 VALUE                             International Limited
---------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           o MFS Investment Management
 COMPANIES
---------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX           o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------
BARR ROSENBERG
VARIABLE INSURANCE TRUST
Portfolio Name                   Investment Manager/Adviser
---------------------------------------------------------------------------------------------
LAUDUS ROSENBERG VIT VALUE       o Charles Schwab Investment Management, Inc.
LONG/SHORT EQUITY                o AXA Rosenberg Investment Management LLC
---------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT
Portfolio Name                   Investment Manager
---------------------------------------------------------------------------------------------
PEA RENAISSANCE                  o OpCap Advisors, LLC
---------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL
FUNDS, INC.
Portfolio Name                   Objective                                                 Investment Manager
-------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)   Seeks to provide above average current income and         o Van Kampen(2)
                                 long-term capital appreciation by investing primarily in
                                 equity securities of companies in the U.S. real estate
                                 industry, including real estate investment trusts.
-------------------------------------------------------------------------------------------------------------------




(1)  'Class I' Shares are defined in the current underlying Trust prospectus.



(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this supplement, you may call one of our customer service representatives at 888-855-5100.


(2) INVESTMENT PORTFOLIOS. Your policy offers the investment portfolios listed in the table below, along with the Guaranteed Interest Account. In addition to the other charges we make under your policy, you also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option (Fund) you are using.

This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.


------------------------------------------------------------------------------------------------
            Portfolio operating expenses expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------
                                                                              Lowest     Highest
                                                                              ------     -------
Total Annual Portfolio Operating Expenses for 2003 (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees,
service fees and/or other expenses)(1)                                        0.31%      9.98%

This table shows the fees and expenses for 2003 as an annual percentage of each Portfolio's daily average net assets.




                                                 Management                       Other
 Portfolio Name                                  Fees(2)       12b-1 Fees(3)    Expenses(4)
-------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
-------------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                        0.60%         --               0.26%
-------------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                      1.20%         --               0.48%
-------------------------------------------------------------------------------------------------
AXA Premier VIP International Equity             1.05%         --               0.73%
-------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Core Equity            0.90%         --               0.52%
-------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Growth                 0.90%         --               0.43%
-------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Value                  0.90%         --               0.43%
-------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Growth             1.10%         --               0.35%
-------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value              1.10%         --               0.31%
-------------------------------------------------------------------------------------------------
AXA Premier VIP Technology                       1.20%         --               0.83%
-------------------------------------------------------------------------------------------------
AXA Conservative Allocation                      0.10%         --               9.04%
-------------------------------------------------------------------------------------------------
AXA Conservative-Plus Allocation                 0.10%         --               4.13%
-------------------------------------------------------------------------------------------------
AXA Moderate Allocation                          0.10%         --               0.39%
-------------------------------------------------------------------------------------------------
AXA Moderate-Plus Allocation                     0.10%         --               1.77%
-------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                        0.10%         --               5.91%
-------------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                       0.59%         --               0.16%
-------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
-------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                         0.48%         --               0.06%
-------------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                    0.57%         --               0.06%
-------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities   0.49%         --               0.08%
-------------------------------------------------------------------------------------------------
EQ/Alliance International                        0.74%         --               0.13%
-------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                       0.90%         --               0.05%
-------------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                     0.75%         --               0.07%
-------------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                   0.64%         --               0.06%
-------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                                 Underlying
                                                 Portfolio     Total      Fee Waivers         Net Total
                                                 Fees and      Annual     and/or Expense      Annual
 Portfolio Name                                  Expenses(5)   Expenses   Reimbursements(6)   Expenses
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                          --          0.86%       (0.16%)            0.70%
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                        --          1.68%       (0.08%)            1.60%
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP International Equity               --          1.78%       (0.23%)            1.55%
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Core Equity              --          1.42%       (0.32%)            1.10%
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Growth                   --          1.33%       (0.23%)            1.10%
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Value                    --          1.33%       (0.23%)            1.10%
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Growth               --          1.45%       (0.10%)            1.35%
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value                --          1.41%       (0.06%)            1.35%
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology                         --          2.03%       (0.43%)            1.60%
---------------------------------------------------------------------------------------------------------------
AXA Conservative Allocation                      0.84%         9.98%       (9.13%)            0.85%
---------------------------------------------------------------------------------------------------------------
AXA Conservative-Plus Allocation                 0.88%         5.11%       (4.21%)            0.90%
---------------------------------------------------------------------------------------------------------------
AXA Moderate Allocation                          0.86%         1.35%       (0.43%)            0.92%
---------------------------------------------------------------------------------------------------------------
AXA Moderate-Plus Allocation                     1.13%         3.00%       (1.87%)            1.13%
---------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                        1.08%         7.09%       (5.98%)            1.11%
---------------------------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                         --          0.75%          --              0.75%
---------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
---------------------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                           --          0.54%          --              0.54%
---------------------------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                      --          0.63%          --              0.63%
---------------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities     --          0.57%          --              0.57%
---------------------------------------------------------------------------------------------------------------
EQ/Alliance International                          --          0.87%       (0.02%)            0.85%
---------------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                         --          0.95%       (0.04%)            0.91%
---------------------------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                       --          0.82%        0.00%             0.82%
---------------------------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                     --          0.70%        0.00%             0.70%
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                    Management                     Other
Portfolio Name                                      Fees(2)       12b-1 Fees(3)    Expenses(4)
---------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
---------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                     0.65%           --             0.07%
---------------------------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity                          1.15%           --             0.40%
---------------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index                                 0.25%           --             0.06%
---------------------------------------------------------------------------------------------------------------
EQ/FI Mid Cap                                       0.70%           --             0.08%
---------------------------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                           0.75%           --             0.10%
---------------------------------------------------------------------------------------------------------------
EQ/J.P. Morgan Core Bond                            0.44%           --             0.08%
---------------------------------------------------------------------------------------------------------------
EQ/Lazard Small Cap Value                           0.75%           --             0.10%
---------------------------------------------------------------------------------------------------------------
EQ/Marsico Focus                                    0.90%           --             0.07%
---------------------------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                       0.60%           --             0.07%
---------------------------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                    0.65%           --             0.07%
---------------------------------------------------------------------------------------------------------------
EQ/Money Market                                     0.33%           --             0.06%
---------------------------------------------------------------------------------------------------------------
EQ/Mercury International Value                      0.85%           --             0.16%
---------------------------------------------------------------------------------------------------------------
EQ/Small Company Index                              0.25%           --             0.35%
---------------------------------------------------------------------------------------------------------------
BARR ROSENBERG VARIABLE INSURANCE TRUST:
---------------------------------------------------------------------------------------------------------------
Laudus Rosenberg VIT Value Long/                   1.50%         0.25%            5.80%
Equity Short
---------------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
---------------------------------------------------------------------------------------------------------------
PEA Renaissance                                     0.80%           --             0.91%
---------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
---------------------------------------------------------------------------------------------------------------
U.S. Real Estate - Class I                          0.80%           --             0.31%
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                                    Underlying
                                    Portfolio    Total      Fee Waivers        Net Total
                                    Fees and     Annual     and/or Expense     Annual
Portfolio Name                      Expenses(5)  Expenses   Reimbursements(6)  Expenses
---------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
---------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity    --            0.72%       (0.02%)            0.70%
---------------------------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity         --            1.55%        0.00%             1.55%
---------------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index                --            0.31%          --              0.31%
---------------------------------------------------------------------------------------------------------------
EQ/FI Mid Cap                      --            0.78%       (0.03%)            0.75%
---------------------------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value          --            0.85%        0.00%             0.85%
---------------------------------------------------------------------------------------------------------------
EQ/J.P. Morgan Core Bond           --            0.52%        0.00%             0.52%
---------------------------------------------------------------------------------------------------------------
EQ/Lazard Small Cap Value          --            0.85%        0.00%             0.85%
---------------------------------------------------------------------------------------------------------------
EQ/Marsico Focus                   --            0.97%       (0.07%)            0.90%
---------------------------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity      --            0.67%        0.00%             0.67%
---------------------------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies   --            0.72%          --              0.72%
---------------------------------------------------------------------------------------------------------------
EQ/Money Market                    --            0.39%          --              0.39%
---------------------------------------------------------------------------------------------------------------
EQ/Mercury International Value     --            1.01%       (0.01%)            1.00%
---------------------------------------------------------------------------------------------------------------
EQ/Small Company Index             --            0.60%        0.00%             0.60%
---------------------------------------------------------------------------------------------------------------
BARR ROSENBERG VARIABLE INSURANCE TRUST:
---------------------------------------------------------------------------------------------------------------
Laudus Rosenberg VIT Value Long/Short Equity     7.55%       (4.57%)            2.98%
---------------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
---------------------------------------------------------------------------------------------------------------
PEA Renaissance                    --            1.71%       (0.63%)            1.08%
---------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
---------------------------------------------------------------------------------------------------------------
U.S. Real Estate - Class I         --            1.11%       (0.01%)            1.10%
---------------------------------------------------------------------------------------------------------------




(1) Total Annual Expenses are based, in part, on estimated expense amounts for options added during the fiscal year 2003 and for the underlying portfolios.

(2) The management fees shown reflect revised management fees, effective May 1, 2004, which were approved by shareholders. The management fees for each Portfolio cannot be increased without a vote of each Portfolio's shareholders.

(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contracts. A "--" indicates that there is no Rule 12b-1 Plan in place for the Portfolio shown.

(4) Other expenses shown are those incurred in 2003. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses.


(5) The AXA Allocation variable investment options invest in corresponding portfolios of the AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of the EQ Advisors Trust and AXA Premier VIP Trust ("the underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been weighted based on the respective investment allocations as of 12/31/03. A "-" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.

(6) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "-" indicates that there is no expense limitation in effect. "0.0%" indicates that the expense limitation arrangement did not result in a fee waiver reimbursement. Equitable Life, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2005. Under these agreements Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio -- Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT--PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. Charles Schwab Investment Management, Inc., the manager of the Barr Rosenberg Variable Insurance Trust -- Laudus Rosenberg VIT Value Long/Short Equity Portfolio, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the Prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain portfolios of AXA Premier VIP Trust Portfolio and EQ Advisors Trust Portfolio is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:


--------------------------------------------------
Portfolio Name
--------------------------------------------------
   AXA Aggressive Allocation               0.95%
--------------------------------------------------
   AXA Conservative Allocation             0.73%
--------------------------------------------------
   AXA Conservative-Plus Allocation        0.78%
--------------------------------------------------
   AXA Moderate Allocation                 0.79%
--------------------------------------------------
   AXA Moderate-Plus Allocation            0.99%
--------------------------------------------------
   AXA Premier VIP Health Care             1.59%
--------------------------------------------------
   AXA Premier VIP International Equity    1.48%
--------------------------------------------------
   AXA Premier VIP Large Cap Core Equity   1.07%
--------------------------------------------------
   AXA Premier VIP Large Cap Growth        1.07%
--------------------------------------------------
   AXA Premier VIP Large Cap Value         1.03%
--------------------------------------------------
   AXA Premier VIP Small/Mid Cap Growth    1.21%
--------------------------------------------------

--------------------------------------------------
Portfolio Name
--------------------------------------------------
   AXA Premier VIP Small/Mid Cap Value   1.27%
--------------------------------------------------
   AXA Premier VIP Technology            1.45%
--------------------------------------------------
   EQ/Alliance Common Stock              0.52%
--------------------------------------------------
   EQ/Alliance Growth and Income         0.60%
--------------------------------------------------
   EQ/Alliance Premier Growth            0.90%
--------------------------------------------------
   EQ/Alliance Small Cap Growth          0.78%
--------------------------------------------------
   EQ/Capital Guardian U.S. Equity       0.68%
--------------------------------------------------
   EQ/Emerging Markets Equity            1.53%
--------------------------------------------------
   EQ/FI Mid Cap                         0.63%
--------------------------------------------------
   EQ/FI Small/Mid Cap Value             0.79%
--------------------------------------------------
   EQ/Lazard Small Cap Value             0.75%
--------------------------------------------------
   EQ/Marsico Focus                      0.85%
--------------------------------------------------
   EQ/Mercury Basic Value Equity         0.66%
--------------------------------------------------
   EQ/MFS Emerging Growth Companies      0.71%
--------------------------------------------------
   EQ/Mercury International Value        0.93%
--------------------------------------------------



(3) EQUITABLE. We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life, however, has any legal responsibility to pay amounts that Equitable Life owes under the policies.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

(4) EQUITABLE LIFE'S PENDING NAME CHANGE. Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."

(5) HOW TO REACH US. To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. For more information regarding effective dates for processing telephone, Internet and facsimile requests, please see your prospectus.



--------------------------------------------------------------------------------
By mail:
--------------------------------------------------------------------------------







At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047
1-704-341-7000 (for express delivery purposes only)





--------------------------------------------------------------------------------
By express delivery only:
--------------------------------------------------------------------------------



At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277




--------------------------------------------------------------------------------
By toll-free phone:
--------------------------------------------------------------------------------




Customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.





--------------------------------------------------------------------------------
By e-mail:
--------------------------------------------------------------------------------




life-service@equitable.com

--------------------------------------------------------------------------------
By facsimile (fax):
--------------------------------------------------------------------------------



1-704-540-9714




--------------------------------------------------------------------------------
By Internet:
--------------------------------------------------------------------------------




Our Website, AXAonline.com, provides access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).


                                 ----------------

REQUIRED FORMS.  We require that the following types of communications be on specific forms we provide for that purpose:

(1)  request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3)  request for asset rebalancing; and

(4)  designation of new policy owner(s).

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:


(a) policy surrenders;

(b) address changes;

(c) beneficiary changes;

(d) transfers among investment options; and

(e) changes in allocation percentages for premiums and deductions.

You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information, please see your prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing."

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.

(6) INFORMATION PERTAINING TO THE GUARANTEED INTEREST OPTION. As described in your prospectus, your policy permits you to transfer a limited amount of your policy's account value out of the guaranteed interest option ("GIO") during certain time periods (the "GIO Transfer Period"). Through September 30, 2004, we are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter (through September 30, 2004), you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option whether or not you are within the GIO Transfer Period.

You can request a transfer over the telephone by calling 1-888-855-5100 or via the Internet by visiting our website AXAonline.com and enrolling in EQ Access. You can also write to us at out Administrative Office. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern) take effect the next business day. Your transfer request must be received by 4:00 p.m. Eastern time on September 30, 2004, in order to take advantage of this unrestricted transfer opportunity.

Please note that this offer does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit. Additionally, depending on your policy, there may be a charge for making this transfer. Your Prospectus will specify if your policy imposes a charge for this transfer.

(7) DISRUPTIVE TRANSFER ACTIVITY. Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. We currently use the procedures described below to discourage disruptive transfer activity in AXA Premier VIP Trust and EQ Advisors Trust. You should understand, however, that these procedures are subject to the following limitations: (1) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (2) the design of these procedures involves inherently subjective judgments, which we and AXA Premier VIP Trust and EQ Advisors Trust seek to make in a fair and reasonable manner consistent with interests of all policy and contract owners. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

If we determine that your transfer patterns are disruptive, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to reduce disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio. When a potentially disruptive transfer into or out of a portfolio occurs on a day when the portfolio's aggregate deposits or aggregate redemptions exceed our monitoring threshold, we may take the actions described above to restrict availability of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We also currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider potentially disruptive transfer activity and our monitoring procedures and thresholds, as well as change our procedures to restrict this activity.

Our ability to monitor potentially disruptive transfer activity is limited in certain circumstances. Group annuity contracts may be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. Also, underlying portfolios that are not in AXA Premier VIP Trust or EQ Advisors Trust may be available for investment through companies that may have policies and procedures regarding disruptive transfer activity that are different from ours. Please see the prospectuses for those underlying portfolios for more information.

Appendix

-------------------------------------------------------------------------------


DATES OF PREVIOUS PROSPECTUSES AND SUPPLEMENTS(1)




THIS SUPPLEMENT UPDATES
THE PROSPECTUSES DATED                                                      WHICH RELATE TO OUR
------------------------------------------------------------------------------------------------------------------------------------
October 21, 2002 -- May 1, 2003; as previously supplemented, January
6, 2003, March 1, 2003, May 1, 2003, May 8, 2003, May 15, 2003, August
15, 2003, November 24, 2003, February 10, 2004 (2 supplements) ..........   Incentive Life '02(SM) Policies


October 21, 2002 -- May 1, 2003; as previously supplemented, January
6, 2003, March 1, 2003, May 1, 2003, May 8, 2003, May 15, 2003,
August 15, 2003, November 24, 2003, February 10, 2004 (2 supplements) ...   Survivorship Incentive Life '02(SM) Policies
------------------------------------------------------------------------------------------------------------------------------------


----------


(1) In addition, you may have also received other updating prospectus supplements. These supplements are still relevant and you should retain them with your prospectus.



                                                                            A(1)

Statement of additional information


--------------------------------------------------------------------------------


TABLE OF CONTENTS

                                                                           Page

Ways we pay policy proceeds.................................................2
Distribution of the policies................................................2
Legal proceedings...........................................................2
Insurance regulation that applies to Equitable Life.........................2
Equitable Life's pending name change........................................2
Custodian and independent auditors..........................................2
Financial statements........................................................2


How to obtain an Incentive Life '02(R) and Survivorship Incentive Life '02(SM) Statement of Additional Information

Send this request form to:



--------------------------------------------------------------------------------

Please send me an Incentive Life '02 SAI dated May 1, 2004


--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------
City           State    Zip



Please send me a Survivorship Incentive Life '02 SAI dated May 1, 2004


--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------
City           State    Zip










(SAI 4ACS(5/03))

The Equitable Life Assurance Society
of the United States
Variable Life Insurance Policies
   Incentive Life(R)
   Survivorship Incentive Life(SM)

PROSPECTUS SUPPLEMENT DATED MAY 1, 2004
--------------------------------------------------------------------------------

This supplement updates certain information in the most recent prospectus you received for your Equitable variable life insurance policy listed above, and in any prior supplements to that prospectus.(1)

We have filed with the Securities and Exchange Commission (SEC) our statement of additional information (SAI), dated May 1, 2004. It is available upon request free of charge by calling our toll free number at 888-855-5100 and requesting to speak with a Customer Service Representative. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.

(1) ABOUT THE PORTFOLIOS OF THE TRUSTS. You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as your Equitable Life policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.


Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios. We have put an asterisk next to the Portfolios that will first become available through your policy as of May 14, 2004. Please see "Investment Portfolios" later in this supplement for information regarding the fees and expenses.



------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                       Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION           Seeks long-term capital appreciation.                       o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION         Seeks a high level of current income.                       o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS               Seeks current income and growth of capital, with a          o Equitable Life
 ALLOCATION                         greater emphasis on current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION             Seeks long-term capital appreciation and current income.    o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS                   Seeks long-term capital appreciation and current income,    o Equitable Life
 ALLOCATION                         with a greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE          Seeks long-term growth of capital.                          o Alliance Capital Management L.P.
 EQUITY                                                                                         o MFS Investment Management
                                                                                                o Marsico Capital Management, LLC
                                                                                                o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND           Seeks a balance of high current income and capital          o BlackRock Advisors, Inc.
                                    appreciation, consistent with a prudent level of risk.      o Pacific Investment Management
                                                                                                  Company LLC
------------------------------------------------------------------------------------------------------------------------------------

------------
(1) The dates of such prior prospectuses are listed for your information in the Appendix to this supplement. You should keep this supplement with your prospectus and any previous prospectus supplement. We will send you another copy of any prospectus or supplement, without charge, on written request.

   Copyright 2004 The Equitable Life Assurance Society of the United States.
                             All rights reserved.

                                                                   X00730/AGENCY

                                                                      '99 Series

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                       Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE         Seeks long-term growth of capital.                          o A I M Capital Management, Inc.
                                                                                                o RCM Capital Management LLC
                                                                                                o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD          Seeks high total return through a combination of current    o Alliance Capital Management L.P.
                                    income and capital appreciation.                            o Pacific Investment Management
                                                                                                  Company LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP                     Seeks long-term growth of capital.                          o Alliance Capital Management L.P.,
 INTERNATIONAL EQUITY                                                                             through its Bernstein Investment
                                                                                                  Research and Management Unit
                                                                                                o Bank of Ireland Asset Management
                                                                                                  (U.S.) Limited
                                                                                                o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP           Seeks long-term growth of capital.                          o Alliance Capital Management L.P.,
 CORE EQUITY                                                                                      through its Bernstein Investment
                                                                                                  Research and Management Unit
                                                                                                o Janus Capital Management LLC
                                                                                                o Thornburg Investment Management,
                                                                                                  Inc
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP           Seeks long-term growth of capital.                          o Alliance Capital Management L.P.
 GROWTH                                                                                         o RCM Capital Management LLC
                                                                                                o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP           Seeks long-term growth of capital.                          o Alliance Capital Management L.P.
 VALUE                                                                                          o Institutional Capital Corporation
                                                                                                o MFS Investment Management
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID CAP       Seeks long-term growth of capital.                          o Alliance Capital Management L.P.
 GROWTH                                                                                         o Franklin Advisers, Inc.
                                                                                                o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID CAP       Seeks long-term growth of capital.                          o AXA Rosenberg Investment
 VALUE                                                                                            Management LLC
                                                                                                o TCW Investment Management Company
                                                                                                o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY          Seeks long-term growth of capital.                          o Firsthand Capital Management, Inc.
                                                                                                o RCM Capital Management LLC
                                                                                                o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                       Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK             Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND               Seeks to provide a high total return.                      o Alliance Capital Management L.P.
 INCOME
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE             Seeks to achieve high current income consistent with       o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES               relative stability of principal.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL            Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                       Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH          Seeks to achieve long-term growth of capital.               o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND            Seeks to achieve high current income consistent with        o Alliance Capital Management L.P.
                                    moderate risk to capital.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP               Seeks to achieve long-term growth of capital.               o Alliance Capital Management L.P.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE      Seeks capital appreciation.                                 o Alliance Capital Management L.P.
                                                                                                  through its Bernstein Investment
                                                                                                  Research and Management Unit
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN                 Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 RESEARCH
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.            Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY          Seeks long-term capital appreciation.                       o Morgan Stanley Investment
                                                                                                  Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX                 Seeks a total return before expenses that approximates      o Alliance Capital Management L.P.
                                    the total return performance of the S&P 500
                                    Index, including reinvestment of dividends, at
                                    a risk level consistent with that of the S&P
                                    500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA                  Seeks long-term capital growth.                             o Evergreen Investment Management
                                                                                                  Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                       Seeks long-term growth of capital.                          o Fidelity Management & Research
                                                                                                  Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE           Seeks long-term capital appreciation.                       o Fidelity Management & Research
                                                                                                  Company
------------------------------------------------------------------------------------------------------------------------------------
*EQ/J.P. MORGAN CORE BOND           Seeks to provide a high total return consistent with        o J.P. Morgan Investment Management
                                    moderate risk to capital and maintenance of liquidity.        Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH           Seeks long-term growth of capital.                          o Janus Capital Management LLC
------------------------------------------------------------------------------------------------------------------------------------
*EQ/LAZARD SMALL CAP VALUE          Seeks capital appreciation.                                 o Lazard Asset Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                    Seeks long-term growth of capital.                          o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE              Seeks capital appreciation and secondarily, income.         o Mercury Advisors
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL            Seeks capital appreciation.                                 o Merrill Lynch Investment
 VALUE                                                                                            Managers International Limited
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH              Seeks to provide long-term capital growth.                  o MFS Investment Management
 COMPANIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST              Seeks long-term growth of capital with secondary            o MFS Investment Management
                                    objective to seek reasonable current income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET                     Seeks to obtain a high level of current                     o Alliance Capital Management L.P.
                                    income, preserve its assets and maintain
                                    liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME           Seeks capital growth. Current income is a secondary         o Putnam Investment Management, LLC
 VALUE                              objective.
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX              Seeks to replicate as closely as                            o Alliance Capital Management L.P.
                                    possible (before the deduction of portfolio
                                    expenses) the total return of the Russell 2000
                                    Index.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                       Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/TECHNOLOGY(3)                    Seeks to achieve long-term growth of capital.               o Firsthand Capital Management, Inc.
                                                                                                o RCM Capital Management LLC
                                                                                                o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
BARR ROSENBERG
VARIABLE
INSURANCE TRUST
Portfolio Name                      Objective                                                   Investment Manager/Adviser
------------------------------------------------------------------------------------------------------------------------------------
LAUDUS ROSENBERG VIT VALUE          Seeks to increase the value of your investment in           o Charles Schwab Investment
LONG/SHORT EQUITY                   bull markets and bear markets through strategies that are     Management, Inc.
                                    designed to have limited exposure to general equity         o AXA Rosenberg Investment
                                    market risk.                                                  Management LLC
------------------------------------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT
Portfolio Name                      Objective                                                   Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
PEA RENAISSANCE                     Seeks long-term capital appreciation and income.            o OpCap Advisors LLC
------------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL
FUNDS, INC.
Portfolio Name                      Objective                                                   Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)      Seeks to provide above average current income               o Van Kampen(2)
                                    and long-term capital appreciation by investing primarily
                                    in equity securities of companies in the U.S. real
                                    estate industry, including real estate investment trusts.
------------------------------------------------------------------------------------------------------------------------------------


(1) 'Class I' shares are defined in the current underlying Trust prospectus.


(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.

(3) See "Combination of certain investment options" below for information regarding the availability of this portfolio.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this supplement, you may call one of our customer service representatives at 888-855-5100.


(2) COMBINATION OF CERTAIN INVESTMENT OPTIONS. Subject to shareholder approval, on or about May 14, 2004, we anticipate that the EQ/Technology investment option (the "replaced option"), which invests in a corresponding portfolio of EQ Advisors Trust, will be merged into the AXA Premier VIP Technology investment option (the "surviving option"), which invests in a corresponding portfolio of AXA Premier VIP Trust. At that time, we will move the assets in the replaced option into the surviving option and all allocation elections to the replaced option will be considered allocations to the surviving option.

(3) INVESTMENT PORTFOLIOS. Your policy offers the investment portfolios listed in the table below, along with the Guaranteed Interest Account. In addition to the other charges we make under your policy, you also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option (Fund) you are using.

This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.

------------------------------------------------------------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2003 (expenses that are           Lowest     Highest
deducted from Portfolio assets including management fees, 12b-1 fees,           ------     -------
service fees and/or other expenses)(1)                                          0.56%      10.23%
------------------------------------------------------------------------------------------------------------------------------------

This table shows the fees and expenses for 2003 as an annual percentage of each Portfolio's daily average net assets.



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Fee Waivers
                                                                                         Underlying              and/or
                                                                                          Portfolio    Total    Expense       Net
                                              Management                     Other        Fees and     Annual   Reimburse-   Annual
 Portfolio Name                                Fees(2)     12b-1 Fees(3)   Expenses(4)   Expenses(5)  Expenses   ments(6)   Expenses
------------------------------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                        0.60%         0.25%         0.26%           --         1.11%     (0.16%)      0.95%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                      1.20%         0.25%         0.48%           --         1.93%     (0.08%)      1.85%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP International Equity             1.05%         0.25%         0.73%           --         2.03%     (0.23%)      1.80%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Core Equity            0.90%         0.25%         0.52%           --         1.67%     (0.32%)      1.35%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Growth                 0.90%         0.25%         0.43%           --         1.58%     (0.23%)      1.35%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Value                  0.90%         0.25%         0.43%           --         1.58%     (0.23%)      1.35%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Growth             1.10%         0.25%         0.35%           --         1.70%     (0.10%)      1.60%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value              1.10%         0.25%         0.31%           --         1.66%     (0.06%)      1.60%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology                       1.20%         0.25%         0.83%           --         2.28%     (0.43%)      1.85%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Aggressive Equity                0.62%         0.25%         0.15%           --         1.02%        --        1.02%
------------------------------------------------------------------------------------------------------------------------------------
AXA Conservative Allocation                      0.10%         0.25%         9.04%         0.84%       10.23%     (9.13)%      1.10%
------------------------------------------------------------------------------------------------------------------------------------
AXA Conservative-Plus Allocation                 0.10%         0.25%         4.13%         0.88%        5.36%     (4.21)%      1.15%
------------------------------------------------------------------------------------------------------------------------------------
AXA Moderate Allocation                          0.10%         0.25%         0.39%         0.86%        1.60%     (0.43)%      1.17%
------------------------------------------------------------------------------------------------------------------------------------
AXA Moderate-Plus Allocation                     0.10%         0.25%         1.77%         1.13%        3.25%     (1.87)%      1.38%
------------------------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                        0.10%         0.25%         5.91%         1.08%        7.34%     (5.98)%      1.36%
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                       0.59%         0.25%         0.16%           --         1.00%        --        1.00%
------------------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                         0.48%         0.25%         0.06%           --         0.79%        --        0.79%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                    0.57%         0.25%         0.06%           --         0.88%        --        0.88%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities   0.49%         0.25%         0.08%           --         0.82%        --        0.82%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance International                        0.74%         0.25%         0.13%           --         1.12%     (0.02)%      1.10%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                       0.90%         0.25%         0.05%           --         1.20%     (0.04)%      1.16%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Quality Bond                         0.52%         0.25%         0.06%           --         0.83%        --        0.83%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                     0.75%         0.25%         0.07%           --         1.07%        --        1.07%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Technology*                                   0.90%         0.25%         0.09%           --         1.24%     (0.09)%      1.15%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                   0.64%         0.25%         0.06%           --         0.95%      0.00%       0.95%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Research                     0.65%         0.25%         0.07%           --         0.97%     (0.02)%      0.95%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                  0.65%         0.25%         0.07%           --         0.97%     (0.02)%      0.95%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity                       1.15%         0.25%         0.40%           --         1.80%      0.00%       1.80%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index                              0.25%         0.25%         0.06%           --         0.56%        --        0.56%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Evergreen Omega                               0.65%         0.25%         0.25%           --         1.15%     (0.20)%      0.95%
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI Mid Cap                                    0.70%         0.25%         0.08%           --         1.03%     (0.03)%      1.00%
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                        0.75%         0.25%         0.10%           --         1.10%      0.00%       1.10%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Janus Large Cap Growth                        0.90%         0.25%         0.09%           --         1.24%     (0.09)%      1.15%
------------------------------------------------------------------------------------------------------------------------------------
EQ/J.P. Morgan Core Bond**                       0.44%         0.25%         0.08%           --         0.77%      0.00%       0.77%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Lazard Small Cap Value**                      0.75%         0.25%         0.10%           --         1.10%      0.00%       1.10%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Marsico Focus                                 0.90%         0.25%         0.07%           --         1.22%     (0.07)%      1.15%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                    0.60%         0.25%         0.07%           --         0.92%      0.00%       0.92%
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                 0.65%         0.25%         0.07%           --         0.97%        --        0.97%
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS Investors Trust                           0.60%         0.25%         0.11%           --         0.96%     (0.01)%      0.95%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Money Market                                  0.33%         0.25%         0.06%           --         0.64%        --        0.64%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                  0.60%         0.25%         0.10%           --         0.95%      0.00%       0.95%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Mercury International Value                   0.85%         0.25%         0.16%           --         1.26%     (0.01)%      1.25%
------------------------------------------------------------------------------------------------------------------------------------
EQ/Small Company Index                           0.25%         0.25%         0.35%           --         0.85%      0.00%       0.85%
------------------------------------------------------------------------------------------------------------------------------------
BARR ROSENBERG VARIABLE INSURANCE TRUST:
------------------------------------------------------------------------------------------------------------------------------------
Laudus Rosenberg VIT Value Long/Short Equity     1.50%         0.25%         5.80%           --         7.55%     (4.57)%      2.98%
------------------------------------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
------------------------------------------------------------------------------------------------------------------------------------
PEA Renaissance                                  0.80%           --          0.91%           --         1.71%     (0.63)%      1.08%
------------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
------------------------------------------------------------------------------------------------------------------------------------
U.S. Real Estate -- Class I                      0.80%           --          0.31%           --         1.11%     (0.01)%      1.10%
------------------------------------------------------------------------------------------------------------------------------------



* Please see "Combination of certain investment options" earlier in this supplement for information regarding the availability of this Portfolio.

** This Portfolio will first become available through your policy as of May 14, 2004.

(1) Total Annual Expenses are based, in part, on estimated expense amounts for options added during the fiscal year 2003 and for the underlying portfolios.

(2) The management fees shown reflect revised management fees, effective May 1, 2004, which were approved by shareholders. The management fees for each Portfolio cannot be increased without a vote of each Portfolio's shareholders.

(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contracts. A "--" indicates that there is no Rule 12b-1 Plan in place for the Portfolio shown.

(4) Other expenses shown are those incurred in 2003. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses.

(5) The AXA Allocation variable investment options invest in corresponding portfolios of the AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of the EQ Advisors Trust and AXA Premier VIP Trust ("the underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been weighted based on the respective investment allocations as of 12/31/03. A "-" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.

(6) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "-" indicates that there is no expense limitation in effect. "0.0%" indicates that the expense limitation arrangement did not result in a fee waiver reimbursement. Equitable Life, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2005. Under these agreements Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio -- Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT--PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. Charles Schwab Investment Management, Inc., the manager of the Barr Rosenberg Variable Insurance Trust -- Laudus Rosenberg VIT Value Long/Short Equity Portfolio, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the Prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain portfolios of AXA Premier VIP Trust Portfolio and EQ Advisors Trust Portfolio is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:



------------------------------------------------
                   Portfolio Name
------------------------------------------------
   AXA Aggressive Allocation               0.95%
------------------------------------------------
   AXA Conservative Allocation             0.73%
------------------------------------------------
   AXA Conservative-Plus Allocation        0.78%
------------------------------------------------
   AXA Moderate Allocation                 0.79%
------------------------------------------------
   AXA Moderate-Plus Allocation            0.99%
------------------------------------------------
   AXA Premier VIP Health Care             1.84%
------------------------------------------------
   AXA Premier VIP International Equity    1.73%
------------------------------------------------
   AXA Premier VIP Large Cap Core Equity   1.32%
------------------------------------------------
   AXA Premier VIP Large Cap Growth        1.32%
------------------------------------------------
   AXA Premier VIP Large Cap Value         1.28%
------------------------------------------------
   AXA Premier VIP Small/Mid Cap Growth    1.46%
------------------------------------------------
   AXA Premier VIP Small/Mid Cap Value     1.52%
------------------------------------------------
   AXA Premier VIP Technology              1.70%
------------------------------------------------
   AXA Premier VIP Aggressive Equity       0.95%
------------------------------------------------
   EQ/Alliance Common Stock                0.77%
------------------------------------------------
   EQ/Alliance Growth and Income           0.85%
------------------------------------------------
   EQ/Alliance Premier Growth              1.15%
------------------------------------------------
   EQ/Alliance Small Cap Growth            1.03%
------------------------------------------------
   EQ/Technology                           1.01%
------------------------------------------------
   EQ/Capital Guardian Research            0.93%
------------------------------------------------
   EQ/Capital Guardian U.S. Equity         0.93%
------------------------------------------------
   EQ/Emerging Markets Equity              1.78%
------------------------------------------------
   EQ/Evergreen Omega                      0.84%
------------------------------------------------
   EQ/FI Mid Cap                           0.88%
------------------------------------------------
   EQ/FI Small/Mid Cap Value               1.04%
------------------------------------------------
   EQ/Lazard Small Cap Value**             1.00%
------------------------------------------------
   EQ/Marsico Focus                        1.10%
------------------------------------------------
   EQ/Mercury Basic Value Equity           0.91%
------------------------------------------------
   EQ/MFS Emerging Growth Companies        0.96%
------------------------------------------------
   EQ/MFS Investors Trust                  0.94%
------------------------------------------------
   EQ/Putnam Growth & Income Value         0.93%
------------------------------------------------
   EQ/Mercury International Value          1.18%
------------------------------------------------



(4) EQUITABLE. We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life, however, has any legal responsibility to pay amounts that Equitable Life owes under the policies.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.


(5) EQUITABLE LIFE'S PENDING NAME CHANGE. Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."

(6) HOW TO REACH US. To obtain (1) any forms you need for communicating with us,
(2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. For more information regarding effective dates for processing telephone, Internet and facsimile requests, please see your prospectus.


------------------------------------------------
 By mail:
------------------------------------------------
At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047


------------------------------------------------
 By express delivery only:
------------------------------------------------
At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277
1-704-341-7000 (for express delivery purposes only)


------------------------------------------------
 By toll-free phone:
------------------------------------------------
Customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.


------------------------------------------------
 By e-mail:
------------------------------------------------
life-service@equitable.com


------------------------------------------------
 By facsimile (fax):
------------------------------------------------
1-704-540-9714
------------------------------------------------


------------------------------------------------
 By Internet:
------------------------------------------------
Our Website, AXAonline.com, provides access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).

                                 ----------------


REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:


(1) request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3) request for asset rebalancing; and

(4) designation of new policy owner(s).

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:

(a) policy surrenders;

(b) address changes;

(c) beneficiary changes;

(d) transfers among investment options; and

(e) changes in allocation percentages for premiums and deductions.

You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information, please see your prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing."

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.

(7) INFORMATION PERTAINING TO THE GUARANTEED INTEREST OPTION. As described in your prospectus, your policy permits you to transfer a limited amount of your policy's account value out of the guaranteed interest option ("GIO") during certain time periods (the "GIO Transfer Period"). Through September 30, 2004, we are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter (through September 30, 2004), you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option whether or not you are within the GIO Transfer Period.

You can request a transfer over the telephone by calling 1-888-855-5100 or via the Internet by visiting our website Equitable.com and enrolling in EQ Access. You can also write to us at out Administrative Office. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern) take effect the next business day. Your transfer request must be received by 4:00 p.m. Eastern time on September 30, 2004, in order to take advantage of this unrestricted transfer opportunity.

Please note that this offer does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit. Additionally, depending on your policy, there may be a charge for making this transfer. Your Prospectus will specify if your policy imposes a charge for this transfer.

(8) DISRUPTIVE TRANSFER ACTIVITY. Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. We currently use the procedures described below to discourage disruptive transfer activity in AXA Premier VIP Trust and EQ Advisors Trust. You should understand, however, that these procedures are subject to the following limitations: (1) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (2) the design of these procedures involves inherently subjective judgments, which we and AXA Premier VIP Trust and EQ Advisors Trust seek to make in a fair and reasonable manner consistent with interests of all policy and contract owners. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

If we determine that your transfer patterns are disruptive, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to reduce disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio. When a potentially disruptive transfer into or out of a portfolio occurs on a day when the portfolio's aggregate deposits or aggregate redemptions exceed our monitoring threshold, we may take the actions described above to restrict availability of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We also currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider potentially disruptive transfer activity and our monitoring procedures and thresholds, as well as change our procedures to restrict this activity.

Our ability to monitor potentially disruptive transfer activity is limited in certain circumstances. Group annuity contracts may be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. Also, underlying portfolios that are not in AXA Premier VIP Trust or EQ Advisors Trust may be available for investment through companies that may have policies and procedures regarding disruptive transfer activity that are different from ours. Please see the prospectuses for those underlying portfolios for more information.

Appendix

--------------------------------------------------------------------------------

DATES OF PREVIOUS PROSPECTUSES AND SUPPLEMENTS(1)



THIS SUPPLEMENT UPDATES
THE PROSPECTUSES DATED                                                     WHICH RELATE TO OUR
------------------------------------------------------------------------------------------------------------------------------------
May 1, 1999, October 18, 1999-May 1, 2003, as previously supplemented on May 1, 2000-May 1, 2002; August 30, 1999; May 12, 2000; June 23,
2000; September 1, 2000; December 29, 2000; February 9, 2001;
September 4, 2001; December 14, 2001; February 22, 2002; July 15, 2002;
August 1, 2002; August 20, 2002; December 15, 2002; January 6, 2003;
March 1, 2003; May 15, 2003; November 24, 2003; February 10, 2004
(2 supplements) ........................................................   Incentive Life(SM) Policies

May 1, 1999; October 18, 1999-May 1, 2003, as previously supplemented on August 30, 1999; May 12, 2000; June 23, 2000; September 1, 2000;
February 9, 2001; September 4, 2001; November 16, 2001; December 14,
2001; February 22, 2002; July 15, 2002; August 1, 2002; August 20, 2002;
December 15, 2002; January 6, 2003; March 1, 2003; May 15, 2003;
November 24, 2003; February 10, 2004 (2 supplements) ...................   Survivorship Incentive Life(SM) Policies

----------
(1) In addition, you may have also received other updating prospectus supplements. These supplements are still relevant and you should retain them with your prospectus.

A(1)

Statement of additional information


--------------------------------------------------------------------------------



TABLE OF CONTENTS

                                                                            Page



Ways we pay policy proceeds.................................................2
Distribution of the policies................................................2
Legal proceedings...........................................................2
Insurance regulation that applies to Equitable Life.........................2
Equitable Life's pending name change........................................2
Custodian and independent auditors..........................................2


Financial statements........................................................2


How to obtain an Incentive Life or Survivorship Incentive Life Statement of Additional Information

Send this request form to:

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Please send me an Incentive Life SAI dated May 1, 2004


--------------------------------------------------------------------------------
Name

--------------------------------------------------------------------------------
Address

--------------------------------------------------------------------------------
City           State    Zip

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Please send me a Survivorship Incentive Life SAI dated May 1, 2004

--------------------------------------------------------------------------------
Name

--------------------------------------------------------------------------------
Address

--------------------------------------------------------------------------------
City           State    Zip

The Equitable Life Assurance Society
of the United States

Variable Life Insurance Policies
   Incentive Life '02(R)
   Survivorship Incentive Life '02(SM)

PROSPECTUS SUPPLEMENT DATED MAY 1, 2004
--------------------------------------------------------------------------------

This supplement updates certain information in the most recent prospectus you received for your Equitable variable life insurance policy listed above, and in any prior supplements to that prospectus.(1)

We have filed with the Securities and Exchange Commission (SEC) our Statement of Additional Information, dated May 1, 2004, It is available upon request free of charge by calling our toll free number at 888-855-5100 and requesting to speak with a Customer Service Representative. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.

(1) ABOUT THE PORTFOLIOS OF THE TRUSTS. You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as your Equitable Life policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.

Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios. Please see "Investment Portfolios" later in this supplement for information regarding the fees and expenses.

----------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                Objective
----------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION     Seeks long-term capital appreciation.
----------------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION   Seeks a high level of current income.
----------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         Seeks current income and growth of capital, with a
 ALLOCATION                   greater emphasis on current income.
----------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       Seeks long-term capital appreciation and current income.
----------------------------------------------------------------------------------------------
AXA MODERATE-PLUS             Seeks long-term capital appreciation and current income,
 ALLOCATION                   with a greater emphasis on capital appreciation.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE    Seeks long-term growth of capital.
 EQUITY
----------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     Seeks a balance of high current income and capital
                              appreciation, consistent with a prudent level of risk.
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                Adviser(s)
----------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION     o Equitable Life
----------------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION   o Equitable Life
----------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         o Equitable Life
 ALLOCATION
----------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       o Equitable Life
----------------------------------------------------------------------------------------------
AXA MODERATE-PLUS             o Equitable Life
 ALLOCATION
----------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE    o Alliance Capital Management L.P.
 EQUITY
                              o MFS Investment Management

                              o Marsico Capital Management, LLC

                              o Provident Investment Counsel, Inc.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     o BlackRock Advisors, Inc.

                              o Pacific Investment Management Company LLC
----------------------------------------------------------------------------------------------

-----
(1) The dates of such prior prospectuses are listed for your information in Appendix B to this supplement. You should keep this supplement with your prospectus and any previous prospectus supplement. We will send you another copy of any prospectus or supplement, without charge, on written request.

   Copyright 2004 The Equitable Life Assurance Society of the United States.
                             All rights reserved.
                                                                      X00766/ADL
                                                                      '02 Series

----------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                 Objective
----------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    Seeks high total return through a combination of current
                              income and capital appreciation.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP               Seeks long-term growth of capital.
 INTERNATIONAL EQUITY
----------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital.
 CORE EQUITY
----------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital.
 GROWTH
----------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     Seeks long-term growth of capital.
 VALUE
----------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     Seeks long-term growth of capital.
 CAP GROWTH
----------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     Seeks long-term growth of capital.
 CAP VALUE
----------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY    Seeks long-term growth of capital.
 EQ Advisors Trust
----------------------------------------------------------------------------------------------
Portfolio Name                 Objective
----------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK      Seeks to achieve long-term growth of capital.
----------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND        Seeks to provide a high total return.
 INCOME
----------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE      Seeks to achieve high current income consistent with
 GOVERNMENT SECURITIES        relative stability of principal.
----------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL     Seeks to achieve long-term growth of capital.
----------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH    Seeks to achieve long-term growth of capital.
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                 Adviser(s)
----------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   o A I M Capital Management, Inc.

                              o RCM Capital Management LLC

                              o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    o Alliance Capital Management L.P.

                              o Pacific Investment Management Company LLC
----------------------------------------------------------------------------------------------
AXA PREMIER VIP               o Alliance Capital Management L.P., through its
 INTERNATIONAL EQUITY           Bernstein Investment Research and Management Unit

                              o Bank of Ireland Asset Management (U.S.) Limited

                              o Marsico Capital Management, LLC
----------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     o Alliance Capital Management L.P., through its
 CORE EQUITY                    Bernstein Investment Research and Management Unit

                              o Janus Capital Management LLC

                              o Thornburg Investment Management, Inc.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     o Alliance Capital Management L.P.
 GROWTH
                              o RCM Capital Management LLC

                              o TCW Investment Management Company
----------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP     o Alliance Capital Management L.P.
 VALUE
                              o Institutional Capital Corporation

                              o MFS Investment Management
----------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     o Alliance Capital Management L.P.
 CAP GROWTH
                              o Franklin Advisers, Inc.

                              o Provident Investment Counsel, Inc.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     o AXA Rosenberg Investment Management LLC
 CAP VALUE
                              o TCW Investment Management Company

                              o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY    o Firsthand Capital Management, Inc.

                              o RCM Capital Management LLC

                              o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                Adviser(s)
----------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK      o Alliance Capital Management L.P.
----------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND        o Alliance Capital Management L.P.
 INCOME
----------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE      o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES
----------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL     o Alliance Capital Management L.P.
----------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH    o Alliance Capital Management L.P.
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                   Objective
----------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         Seeks to achieve high current income consistent with
                                 moderate risk to capital.
----------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            Seeks to achieve long-term growth of capital.
 GROWTH
----------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.
----------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY              Seeks long-term capital appreciation.
 RESPONSIBLE
----------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              To achieve long-term growth of capital.
 INTERNATIONAL
----------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              Seeks to achieve long-term growth of capital.
 RESEARCH
----------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         Seeks to achieve long-term growth of capital.
 EQUITY
----------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       Seeks long-term capital appreciation.
----------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              Seeks a total return before expenses that approximates
                                 the total return performance of the S&P 500 Index,
                                 including reinvestment of dividends, at a risk level
                                 consistent with that of the S&P 500 Index.
----------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA               Seeks long-term capital growth.
----------------------------------------------------------------------------------------------
EQ/FI MID CAP                    Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        Seeks long-term capital appreciation.
----------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND         Seeks to provide a high total return consistent with
                                 moderate risk to capital and maintenance of liquidity.
----------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH        Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE        Seeks capital appreciation.
----------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           Seeks capital appreciation and secondarily, income.
 EQUITY
----------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL         Seeks capital appreciation.
 VALUE
----------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           Seeks to provide long-term capital growth.
 COMPANIES
----------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST           Seeks long-term growth of capital with secondary
                                 objective to seek reasonable current income.
----------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.
----------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME        Seeks capital growth. Current income is a secondary
 VALUE                           objective.
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                   Adviser(s)
----------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         o Alliance Capital Management L.P.
----------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            o Alliance Capital Management L.P.
 GROWTH
----------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   o Alliance Capital Management L.P.,
                                   through its Bernstein Investment Research
                                   and Management Unit
----------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY              o Calvert Asset Management Company
 RESPONSIBLE
                                 o Brown Capital Management, Inc.
----------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              o Capital Guardian Trust Company
 INTERNATIONAL
----------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              o Capital Guardian Trust Company
 RESEARCH
----------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         o Capital Guardian Trust Company
 EQUITY
----------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       o Morgan Stanley Investment Management, Inc.
----------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              o Alliance Capital Management L.P.
----------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA               o Evergreen Investment Management Company, LLC
----------------------------------------------------------------------------------------------
EQ/FI MID CAP                    o Fidelity Management & Research Company
----------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        o Fidelity Management & Research Company
----------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND         o J.P. Morgan Investment Management Inc.
----------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH        o Janus Capital Management LLC
----------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE        o Lazard Asset Management, LLC
----------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 o Marsico Capital Management, LLC
----------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           o Mercury Advisors
 EQUITY
----------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL         o Merrill Lynch Investment Managers
 VALUE                             International Limited
----------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           o MFS Investment Management
 COMPANIES
----------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST           o MFS Investment Management
----------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  o Alliance Capital Management L.P.
----------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME        o Putnam Investment Management, LLC
 VALUE
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                   Objective
----------------------------------------------------------------------------------------------
EQ/PUTNAM VOYAGER                Seeks long-term growth of capital and any increased
                                 income that results from this growth.
----------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX           Seeks to replicate as closely as possible (before the
                                 deduction of portfolio expenses) the total return of the
                                 Russell 2000 Index.
----------------------------------------------------------------------------------------------
EQ/TECHNOLOGY(3)                 Seeks to achieve long-term growth of capital.
----------------------------------------------------------------------------------------------
Barr Rosenberg Variable
Insurance Trust
Portfolio Name                   Objective
----------------------------------------------------------------------------------------------
LAUDUS ROSENBERG VIT VALUE       Seeks to increase the value of your investment in bull
 LONG/SHORT EQUITY               markets and bear markets through strategies that are
                                 designed to have limited exposure to general equity
                                 market risk.
----------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT               Objective
----------------------------------------------------------------------------------------------
PEA RENAISSANCE                  Seeks long-term capital appreciation and income.
----------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                   Objective
----------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)   Seeks to provide above average current income and
                                 long-term capital appreciation by investing primarily in
                                 equity securities of companies in the U.S. real estate
                                 industry, including real estate investment trusts.
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                   Adviser(s)
----------------------------------------------------------------------------------------------
EQ/PUTNAM VOYAGER                o Putnam Investment Management, LLC
----------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX           o Alliance Capital Management L.P.
----------------------------------------------------------------------------------------------
EQ/TECHNOLOGY(3)                 o Firsthand Capital Management, Inc.
                                 o RCM Capital Management LLC
                                 o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------
Barr Rosenberg Variable
Insurance Trust
Portfolio Name                   Investment Manager/Adviser
----------------------------------------------------------------------------------------------
LAUDUS ROSENBERG VIT VALUE       o Charles Schwab Investment Management, Inc.
 LONG/SHORT EQUITY
                                 o AXA Rosenberg Investment Management LLC
----------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT               Investment Manager
----------------------------------------------------------------------------------------------
PEA RENAISSANCE                  o OpCap Advisors LLC
----------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                   Investment Manager
----------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)   o Van Kampen(2)
----------------------------------------------------------------------------------------------


(1) 'Class I' Shares are defined in the current underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.

(3) Please see "Combination of certain investment options" below for information regarding the availability of this Portfolio.


You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this supplement, you may call one of our customer service representatives at 888-855-5100.


(2) INVESTMENT PORTFOLIOS. Your policy offers the investment portfolios listed in the table below, along with the Guaranteed Interest Account. In addition to the other charges we make under your policy, you also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option (Fund) you are using.

This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.


---------------------------------------------------------------------------------------------
             Portfolio operating expenses expressed as an annual percentage of daily net assets
---------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2003 (expenses that      Lowest     Highest
are deducted from Portfolio assets including management fees,          ------     -------
12b-1 fees, service fees and/or other expenses)(1)                      0.31%      9.98%

This table shows the fees and expenses for 2003 as an annual percentage of each Portfolio's daily average net assets.


-----------------------------------------------------------------------------------------------
                                              Management                        Other
Portfolio Name                                  Fees(2)     12b-1 Fees(3)     Expenses(4)
-----------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
-----------------------------------------------------------------------------------------------
AXA Aggressive Allocation                        0.10%           --             5.91%
-----------------------------------------------------------------------------------------------
AXA Conservative Allocation                      0.10%           --             9.04%
-----------------------------------------------------------------------------------------------
AXA Conservative-Plus Allocation                 0.10%           --             4.13%
-----------------------------------------------------------------------------------------------
AXA Moderate Allocation                          0.10%           --             0.39%
-----------------------------------------------------------------------------------------------
AXA Moderate-Plus Allocation                     0.10%           --             1.77%
-----------------------------------------------------------------------------------------------
AXA Premier VIP Aggressive Equity                0.62%           --             0.15%
-----------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                        0.60%           --             0.26%
-----------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                      1.20%           --             0.48%
-----------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                       0.59%           --             0.16%
-----------------------------------------------------------------------------------------------
AXA Premier VIP International Equity             1.05%           --             0.73%
-----------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Core Equity            0.90%           --             0.52%
-----------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Growth                 0.90%           --             0.43%
-----------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Value                  0.90%           --             0.43%
-----------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Growth             1.10%           --             0.35%
-----------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value              1.10%           --             0.31%
-----------------------------------------------------------------------------------------------
AXA Premier VIP Technology                       1.20%           --             0.83%
-----------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
-----------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                         0.48%           --             0.06%
-----------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                    0.57%           --             0.06%
-----------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities   0.49%           --             0.08%
-----------------------------------------------------------------------------------------------
EQ/Alliance International                        0.74%           --             0.13%
-----------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                       0.90%           --             0.05%
-----------------------------------------------------------------------------------------------
EQ/Alliance Quality Bond                         0.52%           --             0.06%
-----------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                     0.75%           --             0.07%
-----------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                   0.64%           --             0.06%
-----------------------------------------------------------------------------------------------
EQ/Calvert Socially Responsible                  0.65%           --             0.55%
-----------------------------------------------------------------------------------------------
EQ/Capital Guardian International                0.85%           --             0.21%
-----------------------------------------------------------------------------------------------
EQ/Capital Guardian Research                     0.65%           --             0.07%
-----------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                  0.65%           --             0.07%
-----------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity                       1.15%           --             0.40%
-----------------------------------------------------------------------------------------------
EQ/Equity 500 Index                              0.25%           --             0.06%
-----------------------------------------------------------------------------------------------
EQ/Evergreen Omega                               0.65%           --             0.25%
-----------------------------------------------------------------------------------------------
EQ/FI Mid Cap                                    0.70%           --             0.08%
-----------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                        0.75%           --             0.10%
-----------------------------------------------------------------------------------------------
EQ/J.P. Morgan Core Bond                         0.44%           --             0.08%
-----------------------------------------------------------------------------------------------
EQ/Janus Large Cap Growth                        0.90%           --             0.09%
-----------------------------------------------------------------------------------------------
EQ/Lazard Small Cap Value                        0.75%           --             0.10%
-----------------------------------------------------------------------------------------------
EQ/Marsico Focus                                 0.90%           --             0.07%
-----------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                    0.60%           --             0.07%
-----------------------------------------------------------------------------------------------
EQ/Mercury International Value                   0.85%           --             0.16%
-----------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                 0.65%           --             0.07%
-----------------------------------------------------------------------------------------------
EQ/MFS Investors Trust                           0.60%           --             0.11%
-----------------------------------------------------------------------------------------------
EQ/Money Market                                  0.33%           --             0.06%
-----------------------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                  0.60%           --             0.10%
-----------------------------------------------------------------------------------------------
EQ/Putnam Voyager                                0.65%           --             0.13%
-----------------------------------------------------------------------------------------------
EQ/Small Company Index                           0.25%           --             0.35%
-----------------------------------------------------------------------------------------------
EQ/Technology                                    0.90%           --             0.09%
-----------------------------------------------------------------------------------------------
BARR ROSENBERG VARIABLE INSURANCE TRUST:
-----------------------------------------------------------------------------------------------
Laudus Rosenberg VIT Value Long/Short Equity     1.50%         0.25%            5.80%
-----------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
-----------------------------------------------------------------------------------------------
PEA Renaissance                                  0.80%           --             0.91%
-----------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
-----------------------------------------------------------------------------------------------
U.S. Real Estate -- Class I                      0.80%           --             0.31%
-----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                             Underlying
                                             Portfolio        Total      Fee Waivers         Net Total
                                              Fees and        Annual    and/or Expense         Annual
Portfolio Name                               Expenses(5)     Expenses  Reimbursements(6)      Expenses
------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                        1.08%         7.09%        (5.98)%             1.11%
------------------------------------------------------------------------------------------------------------
AXA Conservative Allocation                      0.84%         9.98%        (9.13)%             0.85%
------------------------------------------------------------------------------------------------------------
AXA Conservative-Plus Allocation                 0.88%         5.11%        (4.21)%             0.90%
------------------------------------------------------------------------------------------------------------
AXA Moderate Allocation                          0.86%         1.35%        (0.43)%             0.92%
------------------------------------------------------------------------------------------------------------
AXA Moderate-Plus Allocation                     1.13%         3.00%        (1.87)%             1.13%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP Aggressive Equity                  --          0.77%           --               0.77%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                          --          0.86%        (0.16)%             0.70%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                        --          1.68%        (0.08)%             1.60%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                         --          0.75%           --               0.75%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP International Equity               --          1.78%        (0.23)%             1.55%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Core Equity              --          1.42%        (0.32)%             1.10%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Growth                   --          1.33%        (0.23)%             1.10%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP Large Cap Value                    --          1.33%        (0.23)%             1.10%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Growth               --          1.45%        (0.10)%             1.35%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value                --          1.41%        (0.06)%             1.35%
------------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology                         --          2.03%        (0.43)%             1.60%
------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                           --          0.54%           --               0.54%
------------------------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                      --          0.63%           --               0.63%
------------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities     --          0.57%           --               0.57%
------------------------------------------------------------------------------------------------------------
EQ/Alliance International                          --          0.87%        (0.02)%             0.85%
------------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                         --          0.95%        (0.04)%             0.91%
------------------------------------------------------------------------------------------------------------
EQ/Alliance Quality Bond                           --          0.58%           --               0.58%
------------------------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                       --          0.82%           --               0.82%
------------------------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                     --          0.70%         0.00%              0.70%
------------------------------------------------------------------------------------------------------------
EQ/Calvert Socially Responsible                    --          1.20%        (0.40)%             0.80%
------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian International                  --          1.06%        (0.11)%             0.95%
------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Research                       --          0.72%        (0.02)%             0.70%
------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                    --          0.72%        (0.02)%             0.70%
------------------------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity                         --          1.55%         0.00%              1.55%
------------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index                                --          0.31%           --               0.31%
------------------------------------------------------------------------------------------------------------
EQ/Evergreen Omega                                 --          0.90%        (0.20)%             0.70%
------------------------------------------------------------------------------------------------------------
EQ/FI Mid Cap                                      --          0.78%        (0.03)%             0.75%
------------------------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                          --          0.85%         0.00%              0.85%
------------------------------------------------------------------------------------------------------------
EQ/J.P. Morgan Core Bond                           --          0.52%         0.00%              0.52%
------------------------------------------------------------------------------------------------------------
EQ/Janus Large Cap Growth                          --          0.99%        (0.09)%             0.90%
------------------------------------------------------------------------------------------------------------
EQ/Lazard Small Cap Value                          --          0.85%         0.00%              0.85%
------------------------------------------------------------------------------------------------------------
EQ/Marsico Focus                                   --          0.97%        (0.07)%             0.90%
------------------------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                      --          0.67%         0.00%              0.67%
------------------------------------------------------------------------------------------------------------
EQ/Mercury International Value                     --          1.01%        (0.01)%             1.00%
------------------------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                   --          0.72%           --               0.72%
------------------------------------------------------------------------------------------------------------
EQ/MFS Investors Trust                             --          0.71%        (0.01)%             0.70%
------------------------------------------------------------------------------------------------------------
EQ/Money Market                                    --          0.39%           --               0.39%
------------------------------------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                    --          0.70%         0.00%              0.70%
------------------------------------------------------------------------------------------------------------
EQ/Putnam Voyager                                  --          0.78%        (0.08)%             0.70%
------------------------------------------------------------------------------------------------------------
EQ/Small Company Index                             --          0.60%         0.00%              0.60%
------------------------------------------------------------------------------------------------------------
EQ/Technology                                      --          0.99%        (0.09)%             0.90%
------------------------------------------------------------------------------------------------------------
BARR ROSENBERG VARIABLE INSURANCE TRUST:
------------------------------------------------------------------------------------------------------------
Laudus Rosenberg VIT Value Long/Short Equity       --          7.55%        (4.57)%             2.98%
------------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
------------------------------------------------------------------------------------------------------------
PEA Renaissance                                    --          1.71%        (0.63)%             1.08%
------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
------------------------------------------------------------------------------------------------------------
U.S. Real Estate -- Class I                        --          1.11%        (0.01)%             1.10%
------------------------------------------------------------------------------------------------------------



* Please see "Combination of certain investment options" earlier in this supplement for information regarding availability of this Portfolio.

(1) Total Annual Expenses are based, in part, on estimated expense amounts for options added during the fiscal year 2003 and for the underlying portfolios.


(2) The management fees shown reflect revised management fees, effective May 1, 2004, which were approved by shareholders. The management fees for each Portfolio cannot be increased without a vote of each Portfolio's shareholders.


(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contracts. A "-" indicates that there is no Rule 12b-1 Plan in place for the Portfolio shown.


(4) Other expenses shown are those incurred in 2003. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses.


(5) The AXA Allocation variable investment options invest in corresponding portfolios of the AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of the EQ Advisors Trust and AXA Premier VIP Trust ("the underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been weighted based on the respective investment allocations as of 12/31/03. A "-" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.


(6) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "-" indicates that there is no expense limitation in effect. "0.0%" indicates that the expense limitation arrangement did not result in a fee waiver reimbursement. Equitable Life, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2005. Under these agreements Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio -- Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT--PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. Charles Schwab Investment Management, Inc., the manager of the Barr Rosenberg Variable Insurance Trust -- Laudus Rosenberg VIT Value Long/Short Equity Portfolio, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the Prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain portfolios of AXA Premier VIP Trust Portfolio and EQ Advisors Trust Portfolio is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:


-----------------------------------------------
              Portfolio Name
-----------------------------------------------
AXA Aggressive Allocation               0.95%
AXA Conservative Allocation             0.73%
AXA Conservative-Plus Allocation        0.78%
AXA Moderate Allocation                 0.79%
AXA Moderate-Plus Allocation            0.99%
AXA Premier VIP Aggressive Equity       0.70%
AXA Premier VIP Health Care             1.59%
AXA Premier VIP International Equity    1.48%
AXA Premier VIP Large Cap Core Equity   1.07%
AXA Premier VIP Large Cap Growth        1.07%
AXA Premier VIP Large Cap Value         1.03%
AXA Premier VIP Small/Mid Cap Growth    1.21%
AXA Premier VIP Small/Mid Cap Value     1.27%
AXA Premier VIP Technology              1.45%
EQ/Alliance Common Stock                0.52%
EQ/Alliance Growth and Income           0.60%
EQ/Alliance Premier Growth              0.90%
EQ/Alliance Small Cap Growth            0.78%
EQ/Calvert Socially Responsible         0.75%
EQ/Capital Guardian International       0.93%
EQ/Capital Guardian Research            0.68%
EQ/Capital Guardian U.S. Equity         0.68%
EQ/Emerging Markets Equity              1.53%
EQ/Evergreen Omega                      0.59%
EQ/FI Mid Cap                           0.63%
EQ/FI Small/Mid Cap Value               0.79%
EQ/Lazard Small Cap Value               0.75%
EQ/Marsico Focus                        0.85%
EQ/Mercury Basic Value Equity           0.66%
EQ/Mercury International Value          0.93%
EQ/MFS Emerging Growth Companies        0.71%
EQ/MFS Investors Trust                  0.69%
EQ/Putnam Growth & Income Value         0.68%
EQ/Putnam Voyager                       0.68%
EQ/Technology                           0.76%
-----------------------------------------------

(3) EQUITABLE. We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life, however, has any legal responsibility to pay amounts that Equitable Life owes under the policies.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.


(4) EQUITABLE LIFE'S PENDING NAME CHANGE. Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."

(5) HOW TO REACH US. To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. For more information regarding effective dates for processing telephone, Internet and facsimile requests, please see your prospectus.

--------------------------------------------------------------------------------
By mail:
--------------------------------------------------------------------------------
At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047

--------------------------------------------------------------------------------
By express delivery only:
--------------------------------------------------------------------------------

At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277
1-704-341-7000 (for express delivery purposes only)


--------------------------------------------------------------------------------
By toll-free phone:
--------------------------------------------------------------------------------
Customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.

--------------------------------------------------------------------------------
By e-mail:
--------------------------------------------------------------------------------
life-service@equitable.com

--------------------------------------------------------------------------------
By facsimile (fax):
--------------------------------------------------------------------------------
1-704-540-9714

--------------------------------------------------------------------------------
By Internet:
--------------------------------------------------------------------------------

Our Website, www.equitable.com provides access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).


                                ----------------

REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:

(1) request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3) request for asset rebalancing; and

(4) designation of new policy owner(s).

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:

(a) policy surrenders;

(b) address changes;

(c) beneficiary changes;


(d) transfers among investment options; and


(e) changes in allocation percentages for premiums and deductions.


You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information, please see your prospectus.


Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing."

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.


(6) INFORMATION PERTAINING TO THE GUARANTEED INTEREST OPTION. As described in your prospectus, your policy permits you to transfer a limited amount of your policy's account value out of the guaranteed interest option ("GIO") during certain time periods (the "GIO Transfer Period"). Through September 30, 2004, we are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter (through September 30, 2004), you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option whether or not you are within the GIO Transfer Period.

You can request a transfer over the telephone by calling 1-888-855-5100 or via the Internet by visiting our Website www.equitable.com and enrolling in EQ Access. You can also write to us at out Administrative Office. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern) take effect the next business day. Your transfer request must be received by 4:00 p.m. Eastern time on September 30, 2004, in order to take advantage of this unrestricted transfer opportunity.


Please note that this offer does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit. Additionally, depending on your policy, there may be a charge for making this transfer. Your Prospectus will specify if your policy imposes a charge for this transfer.


(7) DISRUPTIVE TRANSFER ACTIVITY. Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. We currently use the procedures described below to discourage disruptive transfer activity in AXA Premier VIP Trust and EQ Advisors Trust. You should understand, however, that these procedures are subject to the following limitations: (1) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (2) the design of these procedures involves inherently subjective judgments, which we and AXA Premier VIP Trust and EQ Advisors Trust seek to make in a fair and reasonable manner consistent with interests of all policy and contract owners. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

If we determine that your transfer patterns are disruptive, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to reduce disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio. When a potentially disruptive transfer into or out of a portfolio occurs on a day when the portfolio's aggregate deposits or aggregate redemptions exceed our monitoring threshold, we may take the actions described above to restrict availability of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We also currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider potentially disruptive transfer activity and our monitoring procedures and thresholds, as well as change our procedures to restrict this activity.

Our ability to monitor potentially disruptive transfer activity is limited in certain circumstances. Group annuity contracts may be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. Also, underlying portfolios that are not in AXA Premier VIP Trust or EQ Advisors Trust may be available for investment through companies that may have policies and procedures regarding disruptive transfer activity that are different from ours. Please see the prospectuses for those underlying portfolios for more information.

Appendix

--------------------------------------------------------------------------------
DATES OF PREVIOUS PROSPECTUSES AND SUPPLEMENTS(1)


THIS SUPPLEMENT UPDATES
THE PROSPECTUSES DATED                                                  WHICH RELATE TO OUR
-----------------------------------------------------------------------------------------------------------------------
October 21, 2002-May 1, 2003 as previously supplemented,
January 6, 2003, March 1, 2003, May 8, 2003, May 15, 2003,
August 15, 2003, November 24, 2003, February 10, 2004
(2 supplements) .....................................................   Incentive Life '02(SM) Policies

October 21, 2002-May 1, 2003 as previously supplemented,
January 6, 2003, March 1, 2003, May 8, 2003, May 15, 2003,
August 15, 2003, November 24, 2003, February 10, 2004
(2 supplements) .....................................................   Survivorship Incentive Life '02(SM) Policies
-----------------------------------------------------------------------------------------------------------------------


----------
(1) In addition, you may have also received other updating prospectus supplements. These supplements are still relevant and you should retain them with your prospectus.

A(1)

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                            Page

Ways we pay policy proceeds.................................................2
Distribution of the policies................................................2
Legal proceedings...........................................................2
Insurance regulation that applies to Equitable Life.........................2
Equitable Life's pending name change........................................2
Custodian and independent auditors..........................................2
Financial statements........................................................2



How to obtain an Incentive Life '02 and Survivorship Incentive Life '02 Statement of Additional Information


Send this request form to:

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


Please send me an Incentive Life '02 SAI dated May 1, 2004


--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------
City                State                 Zip




- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Please send me a Survivorship Incentive Life '02 SAI dated May 1, 2004


--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------
City           State    Zip









(SAI 4ACS(5/03))

The Equitable Life Assurance Society
of the United States
Variable Life Insurance Policies

   Incentive Life(R)
   Survivorship Incentive LifeSM

PROSPECTUS SUPPLEMENT DATED MAY 1, 2004
--------------------------------------------------------------------------------

This supplement updates certain information in the most recent prospectus you received for your Equitable variable life insurance policy listed above, and in any prior supplements to that prospectus.(1)

We have filed with the Securities and Exchange Commission (SEC) our statement of additional information (SAI), dated May 1, 2004. It is available upon request free of charge by calling our toll free number at 888-855-5100 and requesting to speak with a Customer Service Representative. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.

(1) ABOUT THE PORTFOLIOS OF THE TRUSTS. You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as your Equitable Life policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.

Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios. Please see "Investment Portfolios" later in this supplement for information regarding the fees and expenses.

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                      Objective                                                   Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION           Seeks long-term capital appreciation.                       o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION         Seeks a high level of current income.                       o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS               Seeks current income and growth of capital, with a          o Equitable Life
 ALLOCATION                         greater emphasis on current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION             Seeks long-term capital appreciation and current income.    o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS ALLOCATION        Seeks long-term capital appreciation and current income,    o Equitable Life
                                    with a greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE          Seeks long-term growth of capital.                          o Alliance Capital Management L.P.
 EQUITY                                                                                         o MFS Investment Management
                                                                                                o Marsico Capital Management, LLC
                                                                                                o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND           Seeks a balance of high current income and capital          o BlackRock Advisors, Inc.
                                    appreciation, consistent with a prudent level of risk.      o Pacific Investment Management
                                                                                                  Company LLC
------------------------------------------------------------------------------------------------------------------------------------

------------
(1) The dates of such prior prospectuses are listed for your information in the Appendix to this supplement. You should keep this supplement with your prospectus and any previous prospectus supplement. We will send you another copy of any prospectus or supplement, without charge, on written request.

   Copyright 2004 The Equitable Life Assurance Society of the United States.
                             All rights reserved.

                                                                      X00765/ADL

                                                                      '99 Series

Portfolios of the Trusts (continued)

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                       Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE          Seeks long-term growth of capital.                         o A I M Capital Management, Inc.
                                                                                                o RCM Capital Management LLC
                                                                                                o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD           Seeks high total return through a combination of           o Alliance Capital Management L.P.
                                     current income and capital appreciation.                   o Pacific Investment Management
                                                                                                  Company LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP                      Seeks long-term growth of capital.                         o Alliance Capital Management L.P.,
 INTERNATIONAL EQUITY                                                                             through its Bernstein Investment
                                                                                                  Research and Management Unit
                                                                                                o Bank of Ireland Asset Management
                                                                                                  (U.S.) Limited
                                                                                                o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP            Seeks long-term growth of capital.                         o Alliance Capital Management L.P.,
 CORE EQUITY                                                                                      through its Bernstein Investment
                                                                                                  Research and Management Unit
                                                                                                o Janus Capital Management LLC
                                                                                                o Thornburg Investment Management, I
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP            Seeks long-term growth of capital.                         o Alliance Capital Management L.P.
 GROWTH                                                                                         o RCM Capital Management LLC
                                                                                                o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP            Seeks long-term growth of capital.                         o Alliance Capital Management L.P.
 VALUE                                                                                          o Institutional Capital Corporation
                                                                                                o MFS Investment Management
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID            Seeks long-term growth of capital.                         o Alliance Capital Management L.P.
 CAP GROWTH                                                                                     o Franklin Advisers, Inc.
                                                                                                o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID            Seeks long-term growth of capital.                         o AXA Rosenberg Investment
 CAP VALUE                                                                                        Management LLC
                                                                                                o TCW Investment Management Company
                                                                                                o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY           Seeks long-term growth of capital.                         o Firsthand Capital Management, Inc.
                                                                                                o RCM Capital Management LLC
                                                                                                o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                       Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK             Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND               Seeks to provide a high total return.                      o Alliance Capital Management L.P.
 INCOME
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE             Seeks to achieve high current income consistent with       o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES               relative stability of principal.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL            Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------

Portfolios of the Trusts (continued)

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                      Objective                                                   Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH          Seeks to achieve long-term growth of capital.               o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND            Seeks to achieve high current income consistent with        o Alliance Capital Management L.P.
                                    moderate risk to capital.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP               Seeks to achieve long-term growth of capital.               o Alliance Capital Management L.P.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE      Seeks capital appreciation.                                 o Alliance Capital Management L.P.,
                                                                                                  through its Bernstein Investment
                                                                                                  Research and Management Unit
------------------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY                 Seeks long-term capital appreciation.                       o Calvert Asset Management Company
 RESPONSIBLE                                                                                    o Brown Capital Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN                 To achieve long-term growth of capital.                     o Capital Guardian Trust Company
 INTERNATIONAL
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN                 Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 RESEARCH
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.            Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY          Seeks long-term capital appreciation.                       o Morgan Stanley Investment
                                                                                                  Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX                 Seeks a total return before expenses that approximates      o Alliance Capital Management L.P.
                                    the total return performance of the S&P 500
                                    Index, including reinvestment of dividends, at
                                    a risk level consistent with that of the S&P
                                    500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA                  Seeks long-term capital growth.                             o Evergreen Investment Management
                                                                                                  Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                       Seeks long-term growth of capital.                          o Fidelity Management & Research
                                                                                                  Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE           Seeks long-term capital appreciation.                       o Fidelity Management & Research
                                                                                                  Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND            Seeks to provide a high total return consistent with        o J.P. Morgan Investment Management
                                    moderate risk to capital and maintenance of liquidity.        Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH           Seeks long-term growth of capital.                          o Janus Capital Management LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE           Seeks capital appreciation.                                 o Lazard Asset Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                    Seeks long-term growth of capital.                          o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE              Seeks capital appreciation and secondarily, income.         o Mercury Advisors
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL            Seeks capital appreciation.                                 o Merrill Lynch Investment Managers
 VALUE                                                                                            International Limited
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH              Seeks to provide long-term capital growth.                  o MFS Investment Management
 COMPANIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST              Seeks long-term growth of capital with secondary            o MFS Investment Management
                                    objective to seek reasonable current income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET                     Seeks to obtain a high level of current                     o Alliance Capital Management L.P.
                                    income, preserve its assets and maintain
                                    liquidity.
------------------------------------------------------------------------------------------------------------------------------------

Portfolios of the Trusts (continued)

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                      Objective                                                   Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME           Seeks capital growth. Current income is a secondary         o Putnam Investment Management, LLC
 VALUE                              objective.
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM VOYAGER                   Seeks long-term growth of capital and any increased         o Putnam Investment Management, LLC
                                    income that results from this growth.
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX              Seeks to replicate as closely as possible (before the       o Alliance Capital Management L.P.
                                    deduction of portfolio expenses) the total return of the
                                    Russell 2000 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/TECHNOLOGY(3)                    Seeks to achieve long-term growth of capital.               o Firsthand Capital Management, Inc.
                                                                                                o RCM Capital Management LLC
                                                                                                o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
Barr Rosenberg
Variable
Insurance Trust
Portfolio Name                      Objective                                                   Investment Manager/Adviser
------------------------------------------------------------------------------------------------------------------------------------
LAUDUS ROSENBERG VIT VALUE          Seeks to increase the value of your investment in bull      o Charles Schwab Investment
 LONG/SHORT EQUITY                  markets and bear markets through strategies that are          Management, Inc.
                                    designed to have limited exposure to general equity         o AXA Rosenberg Investment
                                    market risk.                                                  Management LLC Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
PIMCO Advisors VIT                  Objective                                                   Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
PEA RENAISSANCE                     Seeks long-term capital appreciation and income.            o OpCap Advisors LLC
------------------------------------------------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                      Objective                                                   Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)      Seeks to provide above average current income and           o Van Kampen(2)
                                    long-term capital appreciation by investing primarily in
                                    equity securities of companies in the U.S. real estate
                                    industry, including real estate investment trusts.
------------------------------------------------------------------------------------------------------------------------------------

(1) 'Class I' shares are defined in the current underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.

(3) Please see "Combination of certain investment options" below for information regarding the availability of this Portfolio.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this supplement, you may call one of our customer service representatives at 888-855-5100.

(2) COMBINATION OF CERTAIN INVESTMENT OPTIONS. Subject to shareholder approval, on or about May 14, 2004, we anticipate that the EQ/Technology investment option (the "replaced option"), which invests in a corresponding portfolio of EQ Advisors Trust, will be merged into the AXA Premier VIP Technology investment option (the "surviving option"), which invests in a corresponding portfolio of AXA Premier VIP Trust. At that time, we will move the assets in the replaced option into the surviving option and all allocation elections to the replaced option will be considered allocations to the surviving option.

(3) INVESTMENT PORTFOLIOS. Your policy offers the investment portfolios listed in the table below, along with the Guaranteed Interest Account. In addition to the other charges we make under your policy, you also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option (Fund) you are using.

This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.

------------------------------------------------------------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Lowest     Highest
                                                                                 -------    -------
Total Annual Portfolio Operating Expenses for 2003 (expenses that are            0.56%      10.23%
Lowest Highest deducted from Portfolio assets including management fees,
12b-1 fees, service fees and/or other expenses)(1)
------------------------------------------------------------------------------------------------------------------------------------

This table shows the fees and expenses for 2003 as an annual percentage of each Portfolio's daily average net assets.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Fee Waivers
                                                                                   Underlying             and/or
                                                                                    Portfolio   Total     Expense       Net
                                             Management                  Other      Fees and    Annual   Reimburse-    Annual
 Portfolio Name                                Fees(2)   12b-1 Fees(3) Expenses(4) Expenses(5) Expenses   ments(6)    Expenses
-------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
-------------------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                        0.10%        0.25%       5.91%       1.08%       7.34%    (5.98)%      1.36%
AXA Conservative Allocation                      0.10%        0.25%       9.04%       0.84%      10.23%    (9.13)%      1.10%
AXA Conservative-Plus Allocation                 0.10%        0.25%       4.13%       0.88%       5.36%    (4.21)%      1.15%
AXA Moderate Allocation                          0.10%        0.25%       0.39%       0.86%       1.60%    (0.43)%      1.17%
AXA Moderate-Plus Allocation                     0.10%        0.25%       1.77%       1.13%       3.25%    (1.87)%      1.38%
AXA Premier VIP Aggressive Equity                0.62%        0.25%       0.15%         --        1.02%       --        1.02%
AXA Premier VIP Core Bond                        0.60%        0.25%       0.26%         --        1.11%    (0.16)%      0.95%
AXA Premier VIP Health Care                      1.20%        0.25%       0.48%         --        1.93%    (0.08)%      1.85%
AXA Premier VIP High Yield                       0.59%        0.25%       0.16%         --        1.00%       --        1.00%
AXA Premier VIP International Equity             1.05%        0.25%       0.73%         --        2.03%    (0.23)%      1.80%
AXA Premier VIP Large Cap Core Equity            0.90%        0.25%       0.52%         --        1.67%    (0.32)%      1.35%
AXA Premier VIP Large Cap Growth                 0.90%        0.25%       0.43%         --        1.58%    (0.23)%      1.35%
AXA Premier VIP Large Cap Value                  0.90%        0.25%       0.43%         --        1.58%    (0.23)%      1.35%
AXA Premier VIP Small/Mid Cap Growth             1.10%        0.25%       0.35%         --        1.70%    (0.10)%      1.60%
AXA Premier VIP Small/Mid Cap Value              1.10%        0.25%       0.31%         --        1.66%    (0.06)%      1.60%
AXA Premier VIP Technology                       1.20%        0.25%       0.83%         --        2.28%    (0.43)%      1.85%
-------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
-------------------------------------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                         0.48%        0.25%       0.06%         --        0.79%       --        0.79%
EQ/Alliance Growth and Income                    0.57%        0.25%       0.06%         --        0.88%       --        0.88%
EQ/Alliance Intermediate Government Securities   0.49%        0.25%       0.08%         --        0.82%       --        0.82%
EQ/Alliance International                        0.74%        0.25%       0.13%         --        1.12%    (0.02)%      1.10%
EQ/Alliance Premier Growth                       0.90%        0.25%       0.05%         --        1.20%    (0.04)%      1.16%
EQ/Alliance Quality Bond                         0.52%        0.25%       0.06%         --        0.83%       --        0.83%
EQ/Alliance Small Cap Growth                     0.75%        0.25%       0.07%         --        1.07%       --        1.07%
EQ/Bernstein Diversified Value                   0.64%        0.25%       0.06%         --        0.95%     0.00%       0.95%
EQ/Calvert Socially Responsible                  0.65%        0.25%       0.55%         --        1.45%    (0.40)%      1.05%
EQ/Capital Guardian International                0.85%        0.25%       0.21%         --        1.31%    (0.11)%      1.20%
EQ/Capital Guardian Research                     0.65%        0.25%       0.07%         --        0.97%    (0.02)%      0.95%
EQ/Capital Guardian U.S. Equity                  0.65%        0.25%       0.07%         --        0.97%    (0.02)%      0.95%
EQ/Emerging Markets Equity                       1.15%        0.25%       0.40%         --        1.80%     0.00%       1.80%
EQ/Equity 500 Index                              0.25%        0.25%       0.06%         --        0.56%       --        0.56%
EQ/Evergreen Omega                               0.65%        0.25%       0.25%         --        1.15%    (0.20)%      0.95%
EQ/FI Mid Cap                                    0.70%        0.25%       0.08%         --        1.03%    (0.03)%      1.00%
EQ/FI Small/Mid Cap Value                        0.75%        0.25%       0.10%         --        1.10%     0.00%       1.10%
EQ/J.P. Morgan Core Bond                         0.44%        0.25%       0.08%         --        0.77%     0.00%       0.77%
EQ/Janus Large Cap Growth                        0.90%        0.25%       0.09%         --        1.24%    (0.09)%      1.15%
EQ/Lazard Small Cap Value                        0.75%        0.25%       0.10%         --        1.10%     0.00%       1.10%
EQ/Marsico Focus                                 0.90%        0.25%       0.07%         --        1.22%    (0.07)%      1.15%
EQ/Mercury Basic Value Equity                    0.60%        0.25%       0.07%         --        0.92%     0.00%       0.92%
EQ/Mercury International Value                   0.85%        0.25%       0.16%         --        1.26%    (0.01)%      1.25%
EQ/MFS Emerging Growth Companies                 0.65%        0.25%       0.07%         --        0.97%       --        0.97%
EQ/MFS Investors Trust                           0.60%        0.25%       0.11%         --        0.96%    (0.01)%      0.95%
EQ/Money Market                                  0.33%        0.25%       0.06%         --        0.64%       --        0.64%
EQ/Putnam Growth & Income Value                  0.60%        0.25%       0.10%         --        0.95%     0.00%       0.95%
EQ/Putnam Voyager                                0.65%        0.25%       0.13%         --        1.03%    (0.08)%      0.95%
EQ/Small Company Index                           0.25%        0.25%       0.35%         --        0.85%     0.00%       0.85%
EQ/Technology                                    0.90%        0.25%       0.09%         --        1.24%    (0.09)%      1.15%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Fee Waivers
                                                                                   Underlying             and/or
                                                                                    Portfolio   Total     Expense       Net
                                             Management                  Other      Fees and    Annual   Reimburse-    Annual
 Portfolio Name                                Fees(2)   12b-1 Fees(3) Expenses(4) Expenses(5) Expenses   ments(6)    Expenses
-------------------------------------------------------------------------------------------------------------------------------
BARR ROSENBERG VARIABLE INSURANCE TRUST:
-------------------------------------------------------------------------------------------------------------------------------
Laudus Rosenberg VIT Value Long/Short Equity     1.50%        0.25%       5.80%         --        7.55%    (4.57)%      2.98%
-------------------------------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
-------------------------------------------------------------------------------------------------------------------------------
PEA Renaissance                                  0.80%          --        0.91%         --        1.71%    (0.63)%      1.08%
-------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
-------------------------------------------------------------------------------------------------------------------------------
U.S. Real Estate -- Class I                      0.80%          --        0.31%         --        1.11%    (0.01)%      1.10%
-------------------------------------------------------------------------------------------------------------------------------

* Please see "Combination of certain investment options" earlier in this supplement for information regarding availability of this Portfolio.

(1) Total Annual Expenses are based, in part, on estimated expense amounts for options added during the fiscal year 2003 and for the underlying portfolios.

(2) The management fees shown reflect revised management fees, effective May 1, 2004, which were approved by shareholders. The management fees for each Portfolio cannot be increased without a vote of each Portfolio's shareholders.

(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contracts. A "--" indicates that there is no Rule 12b-1 Plan in place for the Portfolio shown.

(4) Other expenses shown are those incurred in 2003. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses.

(5) The AXA Allocation variable investment options invest in corresponding portfolios of the AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of the EQ Advisors Trust and AXA Premier VIP Trust ("the underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been weighted based on the respective investment allocations as of 12/31/03. A "-" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.

(6) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "-" indicates that there is no expense limitation in effect. "0.0%" indicates that the expense limitation arrangement did not result in a fee waiver reimbursement. Equitable Life, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2005. Under these agreements Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio -- Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT--PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. Charles Schwab Investment Management, Inc., the manager of the Barr Rosenberg Variable Insurance Trust -- Laudus Rosenberg VIT Value Long/Short Equity Portfolio, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the Prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain portfolios of AXA Premier VIP Trust Portfolio and EQ Advisors Trust Portfolio is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:

------------------------------------------------
   Portfolio Name
------------------------------------------------
   AXA Aggressive Allocation               0.95%
------------------------------------------------
   AXA Conservative Allocation             0.73%
------------------------------------------------
   AXA Conservative-Plus Allocation        0.78%
------------------------------------------------
   AXA Moderate Allocation                 0.79%
------------------------------------------------
   AXA Moderate-Plus Allocation            0.99%
------------------------------------------------
   AXA Premier VIP Aggressive Equity       0.95%
------------------------------------------------
   AXA Premier VIP Health Care             1.84%
------------------------------------------------
   AXA Premier VIP International Equity    1.73%
------------------------------------------------
   AXA Premier VIP Large Cap Core Equity   1.32%
------------------------------------------------
   AXA Premier VIP Large Cap Growth        1.32%
------------------------------------------------
   AXA Premier VIP Large Cap Value         1.28%
------------------------------------------------
   AXA Premier VIP Small/Mid Cap Growth    1.46%
------------------------------------------------
   AXA Premier VIP Small/Mid Cap Value     1.52%
------------------------------------------------
   AXA Premier VIP Technology              1.70%
------------------------------------------------
   EQ/Alliance Common Stock                0.77%
------------------------------------------------
   EQ/Alliance Growth and Income           0.85%
------------------------------------------------
   EQ/Alliance Premier Growth              1.15%
------------------------------------------------
   EQ/Alliance Small Cap Growth            1.03%
------------------------------------------------
   EQ/Calvert Socially Responsible         1.00%
------------------------------------------------
   EQ/Capital Guardian International       1.18%
------------------------------------------------
   EQ/Capital Guardian Research            0.93%
------------------------------------------------

------------------------------------------------
   Portfolio Name
------------------------------------------------
   EQ/Capital Guardian U.S. Equity         0.93%
------------------------------------------------
   EQ/Emerging Markets Equity              1.78%
------------------------------------------------
   EQ/Evergreen Omega                      0.84%
------------------------------------------------
   EQ/FI Mid Cap                           0.88%
------------------------------------------------
   EQ/FI Small/Mid Cap Value               1.04%
------------------------------------------------
   EQ/Lazard Small Cap Value               1.00%
------------------------------------------------
   EQ/Marsico Focus                        1.10%
------------------------------------------------
   EQ/Mercury Basic Value Equity           0.91%
------------------------------------------------
   EQ/Mercury International Value          1.18%
------------------------------------------------
   EQ/MFS Emerging Growth Companies        0.96%
------------------------------------------------
   EQ/MFS Investors Trust                  0.94%
------------------------------------------------
   EQ/Putnam Growth & Income Value         0.93%
------------------------------------------------
   EQ/Putnam Voyager                       0.93%
------------------------------------------------
   EQ/Technology                           1.01%
------------------------------------------------

(4) EQUITABLE. We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life, however, has any legal responsibility to pay amounts that Equitable Life owes under the policies.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

(5) EQUITABLE LIFE'S PENDING NAME CHANGE. Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."

(6) HOW TO REACH US. To obtain (1) any forms you need for communicating with us,
(2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. For more information regarding effective dates for processing telephone, Internet and facsimile requests, please see your prospectus.

--------------------------------------------------------------------------------
By mail:
--------------------------------------------------------------------------------
At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047

--------------------------------------------------------------------------------
By express delivery only:
--------------------------------------------------------------------------------
At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277
1-704-341-7000 (for express delivery purposes only)

--------------------------------------------------------------------------------
By toll-free phone:
--------------------------------------------------------------------------------
Customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.

--------------------------------------------------------------------------------
By e-mail:
--------------------------------------------------------------------------------
life-service@equitable.com

--------------------------------------------------------------------------------
By facsimile (fax):
--------------------------------------------------------------------------------
1-704-540-9714

--------------------------------------------------------------------------------
 By Internet:
--------------------------------------------------------------------------------
Our Website, www.equitable.com provides access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).

                                 ----------------
REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:

(1) request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3) request for asset rebalancing; and

(4) designation of new policy owner(s).

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:

(a) policy surrenders;

(b) address changes;

(c) beneficiary changes;

(d) transfers between among options; and

(e) changes in allocation percentages for premiums and deductions.

You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information, please see your prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing."

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.

(7) INFORMATION PERTAINING TO THE GUARANTEED INTEREST OPTION. As described in your prospectus, your policy permits you to transfer a limited amount of your policy's account value out of the guaranteed interest option ("GIO") during certain time periods (the "GIO Transfer Period"). Through September 30, 2004, we are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter (through September 30, 2004), you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option whether or not you are within the GIO Transfer Period.

You can request a transfer over the telephone by calling 1-888-855-5100 or via the Internet by visiting our website www.equitable.com and enrolling in EQ Access. You can also write to us at out Administrative Office. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern) take effect the next business day. Your transfer request must be received by 4:00 p.m. Eastern time on September 30, 2004, in order to take advantage of this unrestricted transfer opportunity.

Please note that this offer does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit. Additionally, depending on your policy, there may be a charge for making this transfer. Your Prospectus will specify if your policy imposes a charge for this transfer.

(8) DISRUPTIVE TRANSFER ACTIVITY. Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. We currently use the procedures described below to discourage disruptive transfer activity in AXA Premier VIP Trust and EQ Advisors Trust. You should understand, however, that these procedures are subject to the following limitations: (1) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (2) the design of these procedures involves inherently subjective judgments, which we and AXA Premier VIP Trust and EQ Advisors Trust seek to make in a fair and reasonable manner consistent with interests of all policy and contract owners. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

If we determine that your transfer patterns are disruptive, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to reduce disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio. When a potentially disruptive transfer into or out of a portfolio occurs on a day when the portfolio's aggregate deposits or aggregate redemptions exceed our monitoring threshold, we may take the actions described above to restrict availability of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We also currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider potentially disruptive transfer activity and our monitoring procedures and thresholds, as well as change our procedures to restrict this activity.

Our ability to monitor potentially disruptive transfer activity is limited in certain circumstances. Group annuity contracts may be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. Also, underlying portfolios that are not in AXA Premier VIP Trust or EQ Advisors Trust may be available for investment through companies that may have policies and procedures regarding disruptive transfer activity that are different from ours. Please see the prospectuses for those underlying portfolios for more information.

Appendix

--------------------------------------------------------------------------------
DATES OF PREVIOUS PROSPECTUSES AND SUPPLEMENTS(1)



THIS SUPPLEMENT UPDATES
THE PROSPECTUSES DATED                                                     WHICH RELATE TO OUR
------------------------------------------------------------------------------------------------------------------------------------
May 1, 1999, October 18, 1999-May 1, 2003, as previously supplemented on May 1, 2000-May 1, 2002; August 30, 1999; May 12, 2000; June 23,
2000; September 1, 2000; December 29, 2000; February 9, 2001;
September 4, 2001; December 14, 2001; February 22, 2002; July 15, 2002;
August 1, 2002; August 20, 2002; December 15, 2002; January 6, 2003;
March 1, 2003; May 15, 2003; August 15, 2003; November 24, 2003;
February 10, 2004 ......................................................   Incentive Life(SM) Policies

May 1, 1999; October 18, 1999-May 1, 2003, as previously supplemented on August 30, 1999; May 12, 2000; June 23, 2000; September 1, 2000;
February 9, 2001; September 4, 2001; November 16, 2001; December 14,
2001; February 22, 2002; July 15, 2002; August 1, 2002; August 20, 2002;
December 15, 2002; January 6, 2003; March 1, 2003; May 15, 2003; August
15, 2003; November 24, 2003; February 10, 2004 .........................   Survivorship Incentive Life(SM) Policies

----------
(1) In addition, you may have also received other updating prospectus supplements. These supplements are still relevant and you should retain them with your prospectus.

A(1)

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                            Page

Ways we pay policy proceeds                                                    2
Distribution of the policies                                                   2
Legal proceedings                                                              2
Insurance regulation that applies to Equitable Life                            2
Equitable Life's Pending Name Change                                           2
Custodian and Independent Auditors                                             2
Financial Statements                                                           2



How to Obtain an Incentive Life or Survivorship Incentive Life Statement of Additional Information

Send this request form to:




- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Please send me an Incentive Life SAI dated May 1, 2004


--------------------------------------------------------------------------------
Name:


--------------------------------------------------------------------------------
Address:


--------------------------------------------------------------------------------
City           State    Zip


- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Please send me a Survivorship Incentive Life SAI dated May 1, 2004


--------------------------------------------------------------------------------
Name:


--------------------------------------------------------------------------------
Address:


--------------------------------------------------------------------------------
City           State    Zip

IL COLI(SM)
A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.



PROSPECTUS DATED MAY 1, 2004

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust, which contain important information about the Portfolios.



--------------------------------------------------------------------------------

This prospectus describes many aspects of an IL COLI(SM) policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under IL COLI(SM). To make this prospectus easier to read, we sometimes use different words than the policy. Equitable Life or your financial professional can provide any further explanation about your policy.

Under our current rules, the IL COLI(SM) policy will be offered to corporations and other business entities that meet the following conditions at issue:

o The policies are corporately owned or are "split-dollar" cases that are collaterally assigned to the company;

o The persons proposed to be insured are deemed by us to be "highly compensated" individuals;

o The minimum initial premium under each policy is remitted to Equitable Life by the employer; and

o The aggregate annualized first year planned periodic premium is at least $150,000 if a minimum of three policies is issued, each on the life of a different insured person, and at least $500,000 if less than three policies are issued.


WHAT IS IL COLI(SM)?

IL COLI(SM) is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:



--------------------------------------------------------------------------------
 Variable investment options
--------------------------------------------------------------------------------
 Fixed income
--------------------------------------------------------------------------------
o AXA Premier VIP Core Bond             o AXA Premier VIP High Yield
o EQ/Alliance Quality Bond              o EQ/Money Market
o EQ/Alliance Intermediate Government   o Fidelity VIP Investment Grade Bond
  Securities                            o Fidelity VIP High Income
--------------------------------------------------------------------------------
Domestic stocks
--------------------------------------------------------------------------------
o AXA Premier VIP Health Care           o Fidelity VIP Contrafund(R)
o AXA Premier VIP Small/Mid Cap Value   o Fidelity VIP Equity-Income
o AXA Premier VIP Aggressive Equity     o Fidelity VIP Growth & Income
o EQ/Alliance Common Stock              o Fidelity VIP Mid Cap
o EQ/Alliance Growth and Income         o Fidelity VIP Value
o EQ/Alliance Premier Growth            o Fidelity VIP Value Strategies
o EQ/Alliance Small Cap Growth          o EQ/Janus Large Cap Growth
o EQ/Technology(1)                      o EQ/Marsico Focus
o EQ/Bernstein Diversified Value        o EQ/Mercury Basic Value Equity
o EQ/Capital Guardian Research          o EQ/MFS Emerging Growth Companies
o EQ/Capital Guardian U.S. Equity       o EQ/MFS Investors Trust
o EQ/Equity 500 Index                   o EQ/Putnam Growth & Income Value
o EQ/Evergreen Omega                    o PEA Renaissance
o EQ/FI Mid Cap                         o U.S. Real Estate--Class I
o EQ/FI Small/Mid Cap Value
--------------------------------------------------------------------------------
International stocks
--------------------------------------------------------------------------------
o EQ/Alliance International             o EQ/Mercury International Value
o EQ/Emerging Markets Equity
--------------------------------------------------------------------------------
 Balanced/hybrid
-------------------------------------------------------------------------------
o Fidelity VIP Asset Manager: Growth(R)
-------------------------------------------------------------------------------
Allocation
-------------------------------------------------------------------------------
o AXA Moderate Allocation
-------------------------------------------------------------------------------



(1) Subject to shareholder approval, on or about May 14, 2004, we anticipate that the EQ/Technology investment option (the "replaced option"), which invests in a corresponding portfolio of EQ Advisors Trust, will be merged into the AXA Premier VIP Technology investment option (the "surviving option"), which invests in a corresponding portfolio of AXA Premier VIP Trust. The AXA Premier VIP Technology option will first become available under the policy at the time that its interests replace interests in the EQ/Technology option. At that time, we will move the assets in the replaced option into the surviving option and all allocation elections to the replaced option will be considered allocations to the surviving option.


Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, AXA Premier VIP Trust, The Universal Institutional Funds, Inc., PIMCO Advisors VIT or Fidelity Variable Insurance Products (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.

OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay certain premium amounts to guarantee that your insurance coverage will continue for a number of years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) decrease the amount of insurance coverage, (5) choose between two life insurance benefit options, and (6) elect to receive an insurance benefit if the insured person becomes terminally ill.

OTHER EQUITABLE LIFE POLICIES. We offer a variety of fixed and variable life insurance policies including products designed specifically for this marketplace, which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with IL COLI(SM) or another policy may not be to your advantage. You can contact us to find out more about any other Equitable Life insurance policy.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.


                                                                          X00706

Contents of this prospectus
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Appendix 1 on page I-1 contains an index of key words and phrases used throughout the prospectus.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS
   AND RISKS                                                                 1
--------------------------------------------------------------------------------
How you can pay for and contribute to your policy                            1
The minimum amount of premiums you must pay                                  1
Investment options within your policy                                        2
About your life insurance benefit                                            3
You can decrease your insurance coverage                                     3
Accessing your money                                                         4
Risks of investing in policy                                                 4



--------------------------------------------------------------------------------
2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES
   YOU WILL PAY                                                              5
--------------------------------------------------------------------------------
Tables of policy charges                                                     5
How we allocate charges among your investment options                        9
Changes in charges                                                          10




--------------------------------------------------------------------------------
3. WHO IS EQUITABLE LIFE?                                                   11
--------------------------------------------------------------------------------

How to reach us                                                             11
About our Separate Account FP                                               12
Your voting privileges                                                      12




--------------------------------------------------------------------------------
4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                       13
--------------------------------------------------------------------------------
Portfolios of the Trusts                                                    13




--------------------------------------------------------------------------------
5. DETERMINING YOUR POLICY'S VALUE                                          16
--------------------------------------------------------------------------------
Your account value                                                          16




--------------------------------------------------------------------------------

6. TRANSFERRING YOUR MONEY AMONG OUR
     INVESTMENT OPTIONS                                                     17
--------------------------------------------------------------------------------
Transfers you can make                                                      17
How to make transfers                                                       17
Our dollar cost averaging service                                           17
Our asset rebalancing service                                               17




"We," "our" and "us" refer to Equitable Life. "Financial professional" means the registered representative of AXA Advisors who is offering you this policy.

When we address the reader of this prospectus with words as "you" and "your", we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owners has under the policy, and the word "owner" therefore refers to all owners.

When we use the word "state" we also mean any other local jurisdiction whose laws or regulations affect a policy.


This prospectus does not offer IL COLI(SM) anywhere such offers are not lawful. Equitable Life does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.


i  Contents of this prospectus

--------------------------------------------------------------------------------
7. ACCESSING YOUR MONEY                                                     19
--------------------------------------------------------------------------------
Borrowing from your policy                                                  19
Making withdrawals from your policy                                         19
Surrendering your policy for its net cash surrender value                   20
When the insured person reaches age 100 ("Maturity")                        20
Your option to receive a living benefit                                     20




--------------------------------------------------------------------------------
8. TAX INFORMATION                                                          21
--------------------------------------------------------------------------------
Basic tax treatment for you and your beneficiary                            21
Tax treatment of distributions to you (loans, partial withdrawals,
     full surrender, and maturity)                                          21
Tax treatment of living benefits proceeds                                   22
Effect of policy on interest deductions taken by business entities          22
Requirement that we diversify investments                                   22
Estate, gift, and generation-skipping taxes                                 23
Pension and profit-sharing plans                                            23
Split-dollar and other employee benefit programs                            23
ERISA                                                                       23
Our taxes                                                                   23
When we withhold taxes from distributions                                   24
Possibility of future tax changes and other tax information                 24




--------------------------------------------------------------------------------
9. MORE INFORMATION ABOUT POLICY FEATURES AND
     BENEFITS                                                               25
--------------------------------------------------------------------------------
Alternative higher death benefit in certain cases                           25
Variations among IL COLI(SM) policies                                       25
Your options for receiving policy proceeds                                  25
Your right to cancel within a certain number of days                        25




--------------------------------------------------------------------------------
10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                           27
--------------------------------------------------------------------------------
Deducting policy charges                                                    27





--------------------------------------------------------------------------------
11. MORE INFORMATION ABOUT PROCEDURES THAT APPLY
     TO YOUR POLICY                                                         29
--------------------------------------------------------------------------------
Dates and prices at which policy events occur                               29
Policy issuance                                                             29
Ways to make premium and loan payments                                      30
Assigning your policy                                                       30
You can change your policy's insured person                                 30
Requirements for surrender requests                                         30
Gender-neutral policies                                                     31
Future policy exchanges                                                     31


--------------------------------------------------------------------------------
12. MORE INFORMATION ABOUT OTHER MATTERS                                    32
--------------------------------------------------------------------------------
About our general account                                                   32
Transfers of your account value                                             32
Telephone and EQAccess requests                                             32
Suicide and certain misstatements                                           33
When we pay policy proceeds                                                 33
Changes we can make                                                         33
Reports we will send you                                                    34
Distribution of the policies                                                34




--------------------------------------------------------------------------------
13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP
     AND EQUITABLE LIFE                                                     36
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14. PERSONALIZED ILLUSTRATIONS                                              37
--------------------------------------------------------------------------------
Illustrations of policy benefits                                            37



--------------------------------------------------------------------------------
APPENDICES
--------------------------------------------------------------------------------
I  -- An index of key words and phrases                                     I-1
II -- Hypothetical illustrations                                           II-1

--------------------------------------------------------------------------------
Requesting More Information
--------------------------------------------------------------------------------
Statement of Additional Information

Table of contents


                                                 Contents of this prospectus  ii

1. Risk/benefit summary: Policy features, benefits and risks

--------------------------------------------------------------------------------

HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. (Policies issued in some states or on an automatic premium payment plan may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES WITH OUTSTANDING LOANS. If we approve, you may purchase an IL COLI(SM) policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code Section 1035 exchange. If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the IL COLI(SM) policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the IL COLI(SM) policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see "Borrowing from your policy" later in this prospectus).

--------------------------------------------------------------------------------
You can generally pay premiums at such times and in such amounts as you like, so long as (i) you pay enough to prevent your policy from lapsing and (ii) you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.
--------------------------------------------------------------------------------

LIMITS ON PREMIUM PAYMENTS. The federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Also, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments that would exceed those limits to you.


You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

If at any time your policy's account value is high enough that the "alternative higher death benefit" discussed below would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us. The requirement for such evidence, however, would apply only to the amount of premiums you pay in any year of your policy that exceeds your annual specified premium. Specified premiums are discussed later in this prospectus.


PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only enough premiums to ensure (i) that your policy has enough "net cash surrender value" to cover your policy's monthly charges as they fall due or (ii) that your death benefit guarantee (discussed below) remains in effect. ("Net cash surrender value" is explained under "Surrendering your policy for its net cash surrender value" later in this prospectus.)


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY


POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if it does not have enough net cash surrender value to pay the monthly charges when due and the death benefit guarantee is not then in effect. We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.


--------------------------------------------------------------------------------
Your policy will terminate if you don't pay enough premiums to pay the charges we deduct, unless the death benefit guarantee is in effect and you do not have an outstanding loan. However, we will first send you a notice and give you the opportunity to pay any shortfall.
--------------------------------------------------------------------------------
You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information" later in this prospectus.


RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The required payment will not be more than an amount sufficient to cover (i) the monthly administrative charges from the date of default to the effective date of restoration; (ii) total monthly deductions for 3 months, calculated from the effective date of restoration; (iii) any excess of the applicable surrender charge during the three months following the



1 Risk/benefit summary: Policy features, benefits and risks date of restoration over the surrender charge that was deducted on the date of default; and (iv) the charge for applicable taxes, and any increase in surrender charges associated with this payment. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored.

DEATH BENEFIT GUARANTEE AND SPECIFIED PREMIUMS. Page 3 of your policy will show a "specified premium." Payment of the specified premium is not required. However, we measure the actual premiums you have paid against the specified premiums to see if the death benefit guarantee provision will prevent a policy from lapsing. For more detail about how we do this, see "Death benefit guarantee test" below. The death benefit guarantee provision will not prevent your policy from lapsing if you have an outstanding policy loan.

--------------------------------------------------------------------------------

If you pay at least certain prescribed amounts of premiums, and have no policy loans, your policy will not lapse for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.

--------------------------------------------------------------------------------
The death benefit guarantee provision lasts for the following periods:


o If you select death benefit Option A, and never change it to death benefit Option B, then the death benefit guarantee provision lasts until your policy matures.

o If you have ever selected death benefit Option B (even if you subsequently changed it to Option A), until the later of the policy anniversary nearest to when the insured person reaches age 80 or the end of the 15th year of the policy.

See "About your life insurance benefit" below regarding your death benefit options.

In some states, including New York and New Jersey, your policy will refer to a "no-lapse guarantee" instead of the death benefit guarantee. The no-lapse guarantee provision will work in the same manner as the death benefit guarantee provision, except that it will only last for the first three years of your policy. The guarantee and guarantee period applicable to your policy will appear on page 3 of your policy. Also, the policy will refer to the premium for such three-year guarantee as a "no-lapse guarantee premium" instead of a specified premium.

DEATH BENEFIT GUARANTEE TEST. If your policy's net cash surrender value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date at least equals the cumulative specified premiums due to date. So long as at least this amount has been paid and you have no policy loan outstanding (or you repay all of such loans before the end of the 61-day grace period mentioned above) and provided that the period of the guarantee has not expired, your policy will not lapse.

When we calculate the cumulative amount of specified premiums, we compound each amount at a 4% annual interest rate from its due date through the date of the calculation. (This interest rate is only for purposes of determining whether you have satisfied the death benefit guarantee test. It does not bear any relation to the returns you will actually earn or any loan interest you will actually pay.) We use the same calculation for determining the cumulative amount of premiums paid, beginning with the date each premium is received. The amount of premiums you must pay to maintain the death benefit guarantee will be increased by the cumulative amount of any partial withdrawals you have taken from your policy (calculated by the same method, beginning with the date of withdrawal).

The amount of the specified premium set forth in your policy is actuarially determined at policy issuance and depends on the age and other insurance risk characteristics of the insured person, as well as the amount of the coverage and additional features you select. The specified premiums may also change if, for example, the face amount of the policy changes or if there is a change in the insured person's risk characteristics. We will send you a new policy page showing any change in your specified premium. Any change will be prospective only, and no change will extend the death benefit guarantee period beyond its original number of years.


INVESTMENT OPTIONS WITHIN YOUR POLICY

We will initially put all unloaned amounts which you have allocated to variable investment options into our EQ/Money Market investment option. On the first business day following the twentieth day after your policy is issued (the "Allocation Date"), we will re-allocate that investment in accordance with your premium allocation instructions then in effect. You give such instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

--------------------------------------------------------------------------------
You can choose among variable investment options.
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

Our arrangement with Portfolio sponsors that are not affiliated with us may provide that they or one of their affiliates will pay us based on a percentage (up to 0.30% on an annual basis) of the net assets of a Portfolio attributable to the Policies. These fees are not charged to you, the Separate Account or the Portfolio.

You will find other important information about each Portfolio in the separate prospectuses for each Trust attached at the end of this pro-


                    Risk/benefit summary: Policy features, benefits and risks 2 spectus including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.

GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. For each year of your policy, we declare a fixed rate of interest (4% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account".)

--------------------------------------------------------------------------------
We will pay at least 4% annual interest on our guaranteed interest option.
--------------------------------------------------------------------------------

ABOUT YOUR LIFE INSURANCE BENEFIT


YOUR POLICY'S FACE AMOUNT. In your application to buy an IL COLI(SM) policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. $100,000 is the smallest amount of coverage you can request.

--------------------------------------------------------------------------------
If the insured person dies, we pay a life insurance benefit to the
"beneficiary" you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. We also have options available for the manner in which we pay death benefits (see "Your options for receiving policy proceeds" under "More information about policy features and benefits" later in this prospectus).
--------------------------------------------------------------------------------

YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

o Option A -- The policy's face amount on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount;

                                   -- or --

o Option B -- The face amount plus the policy's "account value" on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)

Under Option B, your policy's death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

ALTERNATIVE HIGHER DEATH BENEFIT IN LIMITED CASES. Your policy is designed to always provide a minimum level of insurance protection relative to your policy's account value, in part to meet the Internal Revenue Code's definition of "life insurance." For more information on the alternative higher death benefit and for information on other adjustments to the death benefit, see "More information about policy features and benefits" later in this prospectus.


--------------------------------------------------------------------------------
You can request a change in your death benefit option any time after the second year of the policy. However, a change to Option B could result in the immediate termination of the death benefit guarantee (see "Death benefit guarantee and specified premiums," above).
--------------------------------------------------------------------------------

CHANGE OF DEATH BENEFIT OPTION. If you change from Option A to Option B, we automatically reduce your policy's face amount by an amount equal to your policy's account value at the time of the change. We may refuse this change if the policy's face amount would be reduced below our then current minimum for new policies. Also, we may require you to provide us with evidence satisfactory to us that the insured person remains insurable at the time of this change. This change may shorten the length of time your death benefit guarantee remains in effect. See "Death benefit guarantee and specified premiums" above.

If you change from Option B to Option A, we automatically increase your policy's face amount by an amount equal to your policy's account value at the time of the change.


If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option, we will determine the new base policy face amount somewhat differently from the general procedures described above.

We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option. Please refer to "Tax information" later in this prospectus, to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.


YOU CAN DECREASE YOUR INSURANCE COVERAGE

You may request a decrease in your policy's face amount any time after the second year of your policy. The requested decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences of changing the face amount.

You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. The amounts of your specified premiums, the monthly deductions for the cost of insurance coverage and any death benefit guarantee charge will generally decrease from the time you reduce the face amount. We will not adjust the sales charge as a result of a face amount decrease that occurs automatically as a result of a change of death benefit option that you request.

If you reduce the face amount during the first 15 years of your policy, we will deduct all or part of the remaining surrender charge from your policy. Assuming you have not previously changed the face amount, the amount of surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that


3 Risk/benefit summary: Policy features, benefits and risks still remains applicable to your policy. In no event will the surrender charge due exceed your account value less any amounts we are holding to secure policy loans (including any interest on those amounts that have not yet been allocated to the variable investment options). We deduct the charge from the same investment options as if they were a part of a regular monthly deduction under your policy.


In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such a distribution to you in the future, on account of a prior decrease in face amount. The distribution may be taxable.




ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of the difference between your policy's account value and any applicable surrender charges, less any outstanding loans (plus accrued loan interest) and less any amounts restricted following your receipt of a living benefits payment. We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information. You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under "Surrendering your policy for its net cash surrender value") at any time after the first year of your policy. See "Making withdrawals from your policy" later in this prospectus for more information. Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See "Surrendering your policy for its net cash surrender value" later in this prospectus. See "Tax information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.


RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.


o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables below.


o You may have to pay a surrender charge and there may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

o Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net cash surrender value.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


                    Risk/benefit summary: Policy features, benefits and risks  4

2. Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions.

This table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount, transfer policy account value among investment options or the policy terminates without value at the end of a grace period.



------------------------------------------------------------------------------------------------------------------------------------
                                                      Transaction Fees
------------------------------------------------------------------------------------------------------------------------------------
 Charge                         When charge is deducted              Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Charge for taxes                Deducted from each premium           Currently ranges from 0.50% to 5%, depending upon certain taxes
                                when added to your account           imposed on us.
                                value
------------------------------------------------------------------------------------------------------------------------------------
Surrender (turning in) or       Deducted from your account           The maximum surrender charge in each year is set forth in your
termination of your policy      value at the time you                policy.
during its first 15 years       surrender or upon
                                termination of your policy
                                without value at the end of a
                                grace period.
  Lowest and highest                                                 The highest maximum charge for any policy per $1,000 of initial face amount is $27.59, and the lowest maximum charge per $1,000 is $2.58.

  Charge for a representative                                        The maximum surrender charge is $7.59 per $1,000 of initial bas
  insured                                                            amount for a male, non-tobacco user, age 45 at issue.

                                                                     The actual surrender charge at any time is the smaller of (a)
                                                                     or (b), times (c), where:
                                                                     (a) is 66% of one "target premium"(1) (or less for surrenders after the ninth year)(2),
                                                                     (b) is the sum of 24% of the amount of premiums you paid in you first year up to one target premium and 3% of all additional premiums you pay in the first 15 years of your policy, and
                                                                     (c) is the applicable percentage for the year as shown in the table below.

                                                                     ---------------------------------------------------------------
                                                                              Policy Year            Applicable Percentage
                                                                     ---------------------------------------------------------------
                                                                                 1                            0%
                                                                                 2                           20%
                                                                                 3                           40%
                                                                                 4                           60%
                                                                                 5                           80%
                                                                               6 - 15                       100%
                                                                     ---------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Request a decrease in your   Deducted from your account   A pro rata portion of the full surrender charge that would apply to a
policy's face amount         value on the effective       surrender at the time of the decrease in the first 15 years.
                             date of the decrease
------------------------------------------------------------------------------------------------------------------------------------
Transfers among              Deducted when you transfer   A maximum charge of $25; currently, we charge $0 for each of the first 12
investment options           account value among          transfers per policy year and $25 for each additional transfer in the same
                             investment options           policy year(3)
-----------------------------------------------------------------------------------------------------------------------------------


5 Risk/benefit summary: Charges and expenses you will pay

-----------------------------------------------------------------------------------------------------------------
Change of your policy's      Deducted from your account   $100
insured person               value at the time of the
                             transaction
-----------------------------------------------------------------------------------------------------------------
Partial withdrawal           Deducted from your account   $25 (or, if less, 2% of the withdrawal amount)
                             value at the time of the
                             transaction
-----------------------------------------------------------------------------------------------------------------
Adding a living benefits     Deducted from your account   $100 (if elected after policy issue)
rider                        value at the time of the
                             transaction
-----------------------------------------------------------------------------------------------------------------
Exercise of option to        Deducted from your account   Up to $250
receive a "living benefit"   value at the time of the
                             transaction
-----------------------------------------------------------------------------------------------------------------

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.


------------------------------------------------------------------------------------------------------------------------------------
                        Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
Charge                        When charge is deducted     Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Administrative charges        Deducted from your account  A dollar amount that depends on your policy's face amount, as follows:
                              value each month
                                                          -----------------------------------------------------
                                                                                           Monthly Charge
                                                                                     --------------------------
                                                                                     Months         Months
                                                           Face Amount of Policy     1-12        13 and later
                                                          -----------------------------------------------------
                                                          $100,000-$499,999......... $55(4)         $10
                                                          $500,000 and over......... $25            $10
                                                          -----------------------------------------------------
                                                          Currently we charge $6 in months 13 and later.
------------------------------------------------------------------------------------------------------------------------------------
Cost of insurance
charges(5)(6)(7)

  Lowest and highest          Deducted from your account  The lowest maximum monthly charge per $1,000 of the amount for which we
  charge                      value each month            are at risk(8) under your base policy on the date of the deduction is
                                                          $0.09 and the highest maximum monthly charge per $1,000 is $83.34.

  Charge for a                                            The maximum monthly charge per $1,000 is $0.28 in the first policy year
  representative insured                                  for a male insured age 45 in the guaranteed issue non-tobacco user risk class.
------------------------------------------------------------------------------------------------------------------------------------
Mortality and expense           Deducted from your        A maximum charge of 0.90% (annual rate) of the value you have in our
risk charge                     account value each        investment options (not including any amounts we are holding as collateral
                                month                     for policy loans) We currently charge 0.60% (annual rate) of the value you have in our investment options.

                                                          For certain groups that satisfy our requirements, a maximum charge of 0.80
                                                          (annual rate) of the value you have in our investment options (not including any amounts we are holding as collateral for policy loans). We currently charge 0.50% (annual rate) of the value you have in our investment options.(9)
------------------------------------------------------------------------------------------------------------------------------------


                      Risk/benefit summary: Charges and expenses you will pay 6

------------------------------------------------------------------------------------------------------------------------------------
Sales charge(5)(10)

  Lowest and highest charge     Deducted from your account      The lowest maximum monthly charge per $1,000 of initial base policy
                                value each month                face amount is $0.02 and the highest maximum monthly charge per
                                                                $1,000 is $ 0.78.
  Charge for a representative
  insured                                                       The maximum monthly charge is $0.07 per $1,000 for a male insured age 45 at issue, in the non-tobacco user risk class with face amount of $2.

Death benefit guarantee         Deducted from your account      $.01 for each $1,000 of the face amount of your policy at the time
charge(11)                      value each month                of the deduction.
--------------------------------------------------------------------------------------------------------------------------------



(1) The "target premium" is actuarially determined for each policy, based on that policy's particular characteristics, as well as the policy's face amount. Generally, the target premiums per thousand are lower for face amounts of $200,000 and higher and further reduced for face amounts of $500,000 and higher. The "target premium" used in computing surrender charges may differ from target premiums used for other purposes under the policies.


(2) Beginning in your policy's tenth year, this amount declines at a constant rate each month until no surrender charge applies to surrenders made after the policy's 15th year.

(3) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our Dollar Cost Averaging service or Asset Rebalancing service as discussed later in this prospectus.

(4)  $40, if the insured person is age 29 or less at policy issuance.

(5) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.

(6) Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.

(7) For most insured persons at most ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000. In addition, for policies that have been in force for more than nine years, we reduce the current monthly cost of insurance charge (or, for New York policies, the mortality and expense risk charge). The dollar amount by which we reduce each month's charge is a percentage of the total amount you then have in our investment options (not including any value we are holding as collateral for any policy loans).

(8) Our amount "at risk" is the difference between the amount of death benefit and the account value as of the deduction date.

(9) This applies to certain groups that satisfy our requirements which may include requirements regarding the number and policy account values of in-force policies as well as the number and face amount of prospective policies to be issued and the anticipated first year premium for those policies. We will determine the groups to which this reduced charge applies pursuant to our established procedures and will not discriminate unreasonably or unfairly against policy owners.

(10) We deduct a sales charge from the policy's account value as part of the regular monthly deduction for each month during the policy's first ten policy years. The cumulative amount we deduct under this charge will never exceed 6% of the premiums you have paid to date. For certain groups that satisfy our requirements (see footnote (9), we do not deduct any sales charge from the policy's account value as part of the regular monthly deduction.

(11) We deduct this charge only during any death benefit guarantee period under your policy.



You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.




-------------------------------------------------------------------------------------------------------------
       Portfolio operating expenses expressed as an annual percentage of daily net assets
-------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2003 (expenses that are                  Lowest     Highest
deducted from Portfolio assets including management fees, 12b-1 fees,                  ------     -------
service fees and/or other expenses)(1)                                                 0.31%      4.50%
-------------------------------------------------------------------------------------------------------------




7 Risk/benefit summary: Charges and expenses you will pay

This table shows the fees and expenses for 2003 as an annual percentage of each Portfolio's daily average net assets.





---------------------------------------------------------------------------------------------
                                                   Management    12b-1       Other
Portfolio Name                                      Fees(2)     Fees(3)   Expenses(4)
--------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
---------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                          0.60%         0.25%     0.26%
---------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                        1.20%         0.25%     0.48%
---------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value                1.10%         0.25%     0.31%
---------------------------------------------------------------------------------------------
AXA Premier VIP Aggressive Equity                  0.62%           --      0.15%
---------------------------------------------------------------------------------------------
AXA Moderate Allocation                            0.10%           --      0.39%
---------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                         0.59%           --      0.16%
---------------------------------------------------------------------------------------------
AXA Premier VIP Technology*                        1.20%         0.25%     0.83%
---------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
---------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                           0.48%           --      0.06%
---------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                      0.57%           --      0.06%
---------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities     0.49%           --      0.08%
---------------------------------------------------------------------------------------------
EQ/Alliance International                          0.74%           --      0.13%
---------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                         0.90%         0.25%     0.05%
---------------------------------------------------------------------------------------------
EQ/Alliance Quality Bond                           0.52%           --      0.06%
---------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                       0.75%           --      0.07%
---------------------------------------------------------------------------------------------
EQ/Technology*                                     0.90%         0.25%     0.09%
---------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                     0.64%         0.25%     0.06%
---------------------------------------------------------------------------------------------
EQ/Capital Guardian Research                       0.65%         0.25%     0.07%
---------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                    0.65%         0.25%     0.07%
---------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity                         1.15%         0.25%     0.40%
---------------------------------------------------------------------------------------------
EQ/Equity 500 Index                                0.25%           --      0.06%
---------------------------------------------------------------------------------------------
EQ/Evergreen Omega                                 0.65%         0.25%     0.25%
---------------------------------------------------------------------------------------------
EQ/FI Mid Cap                                      0.70%         0.25%     0.08%
---------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                          0.75%         0.25%     0.10%
---------------------------------------------------------------------------------------------
EQ/Janus Large Cap Growth                          0.90%         0.25%     0.09%
---------------------------------------------------------------------------------------------
EQ/Marsico Focus                                   0.90%         0.25%     0.07%
---------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                      0.60%         0.25%     0.07%
---------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                   0.65%         0.25%     0.07%
---------------------------------------------------------------------------------------------
EQ/MFS Investors Trust                             0.60%         0.25%     0.11%
---------------------------------------------------------------------------------------------
EQ/Money Market                                    0.33%           --      0.06%
---------------------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                    0.60%         0.25%     0.10%
---------------------------------------------------------------------------------------------
EQ/Mercury International Value                     0.85%         0.25%     0.16%
---------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
---------------------------------------------------------------------------------------------
PEA Renaissance                                    0.80%           --      0.91%
---------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
---------------------------------------------------------------------------------------------
U.S. Real Estate - Class I                         0.80%           --      0.31%
---------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS:
---------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)                         0.58%         0.25%     0.10%
---------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income                         0.48%         0.25%     0.09%
---------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap                               0.58%         0.25%     0.12%
---------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income                       0.48%         0.25%     0.12%
---------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)              0.58%         0.25%     0.22%
---------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond                 0.43%         0.25%     0.11%
---------------------------------------------------------------------------------------------
Fidelity VIP Value                                 0.58%         0.25%     3.67%
---------------------------------------------------------------------------------------------
Fidelity VIP Value Strategies                      0.58%         0.25%     0.16%
---------------------------------------------------------------------------------------------
Fidelity VIP High Income                           0.58%         0.25%     0.12%
---------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
                                                              Total
                                                              Annual      Fee Waivers
                                               Underlying    Expenses       and/or
                                               Portfolio      Before       Expense       Net Total
                                                Fees and      Expense     Reimburse-     Annual
Portfolio Name                                Expenses(5)   Limitation     ments(6)     Expenses
-------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
-------------------------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                            --          1.11%        (0.16)%       0.95%
-------------------------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                          --          1.93%        (0.08)%       1.85%
-------------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value                  --          1.66%        (0.06)%       1.60%
-------------------------------------------------------------------------------------------------------------
AXA Premier VIP Aggressive Equity                    --          0.77%           --         0.77%
-------------------------------------------------------------------------------------------------------------
AXA Moderate Allocation                            0.86%         1.35%        (0.43)%       0.92%
-------------------------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                           --          0.75%           --         0.75%
-------------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology*                          --          2.28%        (0.43)%       1.85%
-------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
-------------------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                             --          0.54%           --         0.54%
-------------------------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                        --          0.63%           --         0.63%
-------------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities       --          0.57%           --         0.57%
-------------------------------------------------------------------------------------------------------------
EQ/Alliance International                            --          0.87%        (0.02)%       0.85%
-------------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                           --          1.20%        (0.04)%       1.16%
-------------------------------------------------------------------------------------------------------------
EQ/Alliance Quality Bond                             --          0.58%           --         0.58%
-------------------------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                         --          0.82%           --         0.82%
-------------------------------------------------------------------------------------------------------------
EQ/Technology*                                       --          1.24%        (0.09)%       1.15%
-------------------------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                       --          0.95%         0.00%        0.95%
-------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Research                         --          0.97%        (0.02)%       0.95%
-------------------------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                      --          0.97%        (0.02)%       0.95%
-------------------------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity                           --          1.80%         0.00%        1.80%
-------------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index                                  --          0.31%           --         0.31%
-------------------------------------------------------------------------------------------------------------
EQ/Evergreen Omega                                   --          1.15%        (0.20)%       0.95%
-------------------------------------------------------------------------------------------------------------
EQ/FI Mid Cap                                        --          1.03%        (0.03)%       1.00%
-------------------------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                            --          1.10%         0.00%        1.10%
-------------------------------------------------------------------------------------------------------------
EQ/Janus Large Cap Growth                            --          1.24%        (0.09)%       1.15%
-------------------------------------------------------------------------------------------------------------
EQ/Marsico Focus                                     --          1.22%        (0.07)%       1.15%
-------------------------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                        --          0.92%         0.00%        0.92%
-------------------------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                     --          0.97%           --         0.97%
-------------------------------------------------------------------------------------------------------------
EQ/MFS Investors Trust                               --          0.96%        (0.01)%       0.95%
-------------------------------------------------------------------------------------------------------------
EQ/Money Market                                      --          0.39%           --         0.39%
-------------------------------------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                      --          0.95%         0.00%        0.95%
-------------------------------------------------------------------------------------------------------------
EQ/Mercury International Value                       --          1.26%        (0.01)%       1.25%
-------------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
-------------------------------------------------------------------------------------------------------------
PEA Renaissance                                      --          1.71%        (0.63)%       1.08%
-------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
-------------------------------------------------------------------------------------------------------------
U.S. Real Estate - Class I                           --          1.11%        (0.01)%       1.10%
-------------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS:
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)                           --          0.93%         0.00%        0.93%
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income                           --          0.82%         0.00%        0.82%
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap                                 --          0.95%         0.00%        0.95%
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income                         --          0.85%         0.00%        0.85%
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)                --          1.05%         0.00%        1.05%
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond                   --          0.79%         0.00%        0.79%
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Value                                   --          4.50%        (2.99)%       1.51%
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Value Strategies                        --          0.99%         0.00%        0.99%
-------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income                             --          0.95%         0.00%        0.95%
-------------------------------------------------------------------------------------------------------------



* See footnote 1 on the cover of this Prospectus regarding the availability of this Portfolio.

(1) Total Annual Expenses are based, in part, on estimated expense amounts for options added during the fiscal year 2003 and for the underlying portfolios.

(2) The management fees shown for the Trusts reflect revised management fees, effective May 1, 2004, which were approved by shareholders. The management fees for each Portfolio cannot be increased without a vote of each Portfolio's shareholders.

(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contract. A "-" indicates that there is no Rule 12b-1 Plan in place for the Portfolio shown.



                       Risk/benefit summary: Charges and expenses you will pay 8

(4) Other expenses shown are those incurred in 2003. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses.


(5) The AXA Moderate Allocation variable investment option invests in a corresponding portfolio of AXA Premier VIP Trust. The AXA Moderate Allocation portfolio in turn invests in shares of other portfolios of EQ Advisors Trust and AXA Premier VIP Trust ("the underlying portfolios"). Amounts shown reflect the AXA Moderate Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been estimated based on the respective weighted investment allocations as of 12/31/03. A "-" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.

(6) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A"-" indicates that there is no expense limitation in effect. "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver or reimbursement. Equitable Life, the investment manager of the AXA Premier VIP Trust and the EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2005. Under these Agreements, Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits such Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc.--U.S. Real Estate Portfolio-- Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT--PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. Fidelity Management & Research Company, the manager of Fidelity VIP Value and Fidelity VIP Strategies, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the prospectuses for each applicable underlying Trust for more information about the arrangements. The Fidelity Variable Insurance Product Portfolios also use a portion of their custody fees to reduce each Portfolio's expenses. In addition, a portion of the brokerage commissions of certain Portfolios of AXA Premier VIP Trust and EQ Advisors Trust is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce Portfolio expenses, the net expenses would be as shown in the table below:


-----------------------------------------------------
                   Portfolio Name
-----------------------------------------------------
   AXA Moderate Allocation                 0.79%
-----------------------------------------------------
   AXA Premier VIP Health Care             1.84%
-----------------------------------------------------
   AXA Premier VIP Small/Mid Cap Value     1.52%
-----------------------------------------------------
   AXA Premier VIP Aggressive Equity       0.70%
-----------------------------------------------------
   AXA Premier VIP Technology*             1.70%
-----------------------------------------------------
   EQ/Alliance Common Stock                0.52%
-----------------------------------------------------
   EQ/Alliance Growth and Income           0.60%
-----------------------------------------------------
   EQ/Alliance Premier Growth              1.15%
-----------------------------------------------------
   EQ/Alliance Small Cap Growth            0.78%
-----------------------------------------------------
   EQ/Technology*                          1.01%
-----------------------------------------------------
   EQ/Capital Guardian Research            0.93%
-----------------------------------------------------
   EQ/Capital Guardian U.S. Equity         0.93%
-----------------------------------------------------
   EQ/Emerging Markets Equity              1.78%
-----------------------------------------------------
   EQ/Evergreen Omega                      0.84%
-----------------------------------------------------
   EQ/FI Mid Cap                           0.88%
-----------------------------------------------------
   EQ/FI Small/Mid Cap Value               1.04%
-----------------------------------------------------
   EQ/Marsico Focus                        1.10%
-----------------------------------------------------
   EQ/Mercury Basic Value Equity           0.91%
-----------------------------------------------------
   EQ/MFS Emerging Growth Companies        0.96%
-----------------------------------------------------
   EQ/MFS Investors Trust                  0.94%
-----------------------------------------------------
   EQ/Putnam Growth & Income Value         0.93%
-----------------------------------------------------
   EQ/Mercury International Value          1.18%
-----------------------------------------------------
   Fidelity VIP Contrafund(R)              0.90%
-----------------------------------------------------
   Fidelity VIP Equity-Income              0.81%
-----------------------------------------------------
   Fidelity VIP Mid Cap                    0.93%
-----------------------------------------------------
   Fidelity VIP Growth & Income            0.84%
-----------------------------------------------------
   Fidelity VIP Asset Manager: Growth(R)   1.04%
-----------------------------------------------------
   Fidelity VIP Value                      1.45%
-----------------------------------------------------
   Fidelity VIP Value Strategies           0.96%
-----------------------------------------------------




* See footnote 1 on the cover of this Prospectus regarding the availability of this Portfolio.




HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS


In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.



9 Risk/benefit summary: Charges and expenses you will pay

CHANGES IN CHARGES

We reserve the right in the future to make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" later in this prospectus), or change our other current charges (in no event will they exceed the maximum charges guaranteed in your policy).


Any changes that we make in our current charges or charge rates will be by class of insured person and will be based on changes in future expectations about such factors as investment earnings, mortality experience, the length of time policies will remain in effect, premium payments, expenses and taxes. Any changes in charges may apply to then in-force policies, as well as to new policies.



                      Risk/benefit summary: Charges and expenses you will pay 10

3. Who is Equitable Life?

--------------------------------------------------------------------------------

We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life has any legal responsibility to pay amounts that Equitable Life owes under the policies.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."



HOW TO REACH US

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.


--------------------------------------------------------------------------------
BY MAIL:
--------------------------------------------------------------------------------

At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047




--------------------------------------------------------------------------------
BY EXPRESS DELIVERY ONLY:
--------------------------------------------------------------------------------

At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277

1-704-341-7000 (for express delivery purposes only)




--------------------------------------------------------------------------------
BY TOLL-FREE PHONE:
--------------------------------------------------------------------------------

Customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.




--------------------------------------------------------------------------------
BY E-MAIL:
--------------------------------------------------------------------------------

life-service@equitable.com




--------------------------------------------------------------------------------
BY FACSIMILE (FAX):
--------------------------------------------------------------------------------

1-704-540-9714



--------------------------------------------------------------------------------
BY INTERNET:
--------------------------------------------------------------------------------


If you are an AXA Advisors client, our Website is AXAonline.com. All other clients may access EQAccess by visiting our other Website at http://www.equitable.com. Our Websites provide access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).

                      ----------------------------------

REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:


(1) request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3) request for asset rebalancing; and


(4) designation of new policy owner(s).

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:


(a) policy surrenders;

(b) address changes;

(c) beneficiary changes;


(d) transfers among investment options; and


(e) changes in allocation percentages for premiums and deductions.


You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and online service requests" later in this prospectus.


Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may


11  Who is Equitable Life?

not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.


We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.


The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.


ABOUT OUR SEPARATE ACCOUNT FP


Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of Equitable Life's other assets.


Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

Each subaccount (variable investment option) of Separate Account FP available under IL COLI(SM) invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.


YOUR VOTING PRIVILEGES


VOTING OF PORTFOLIO SHARES. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.


Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.


VOTING AS POLICYOWNER. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of IL COLI(SM) and other policies that Separate Account FP supports.



                                                      Who is Equitable Life?  12

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the IL COLI(SM) policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.

Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios.


Portfolios of the Trusts


----------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                 Objective
----------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       Seeks long-term capital appreciation and current income.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE    Seeks long-term growth of capital.
 EQUITY
----------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     Seeks a balance of high current income and capital
                              appreciation, consistent with a prudent level of risk.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    Seeks high total return through a combination of current
                              income and capital appreciation.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     Seeks long-term growth of capital.
 CAP VALUE
----------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY*   Seeks long-term growth of capital.
----------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                Objective
----------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK      Seeks to achieve long-term growth of capital.
----------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND        Seeks to provide a high total return.
 INCOME
----------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE      Seeks to achieve high current income consistent with
 GOVERNMENT SECURITIES        relative stability of principal.
----------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL     Seeks to achieve long-term growth of capital.
----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                 Adviser(s)
----------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       o Equitable Life
----------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE    o Alliance Capital Management L.P.
 EQUITY
                              o MFS Investment Management
                              o Marsico Capital Management, LLC
                              o Provident Investment Counsel, Inc.
----------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     o BlackRock Advisors, Inc.
                              o Pacific Investment Management Company
                                LLC
----------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   o A I M Capital Management, Inc.
                              o RCM Capital Management LLC
                              o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    o Alliance Capital Management L.P.
                              o Pacific Investment Management Company
                                LLC
----------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     o AXA Rosenberg Investment Management LLC
 CAP VALUE                    o TCW Investment Management Company
                              o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY*   o Firsthand Capital Management Inc.
                              o RCM Capital Management LLC
                              o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                Adviser(s)
----------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK      o Alliance Capital Management L.P.
----------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND        o Alliance Capital Management L.P.
 INCOME
----------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE      o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES
----------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL     o Alliance Capital Management L.P.
----------------------------------------------------------------------------------------------




13 About the Portfolios of the Trusts

-----------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                    Objective
-----------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       Seeks to achieve long-term growth of capital.
-----------------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         Seeks to achieve high current income consistent with
                                 moderate risk to capital.
-----------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            Seeks to achieve long-term growth of capital.
 GROWTH
-----------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.
-----------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              Seeks to achieve long-term growth of capital.
 RESEARCH
-----------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         Seeks to achieve long-term growth of capital.
 EQUITY
-----------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       Seeks long-term capital appreciation.
-----------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              Seeks a total return before expenses that approximates
                                 the total return performance of the S&P 500 Index,
                                 including reinvestment of dividends, at a risk level consis-
                                 tent with that of the S&P 500 Index.
-----------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA               Seeks long-term capital growth.
-----------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                    Seeks long-term growth of capital.
-----------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        Seeks long-term capital appreciation.
-----------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE LARGE CAP         Seeks long-term growth of capital.
 GROWTH
-----------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 Seeks long-term growth of capital.
-----------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           Seeks capital appreciation and secondarily, income.
 EQUITY
-----------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL         Seeks capital appreciation.
 VALUE
-----------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           Seeks to provide long-term capital growth.
 COMPANIES
-----------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST           Seeks long-term growth of capital with secondary objec-
                                 tive to seek reasonable current income.
-----------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  Seeks to obtain a high level of current income, preserve
                                 its assets and maintain liquidity.
-----------------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME        Seeks capital growth. Current income is a secondary
 VALUE                           objective.
-----------------------------------------------------------------------------------------------------------
EQ/TECHNOLOGY*                   Seeks to achieve long-term growth of capital.
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                    Adviser(s)
-----------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       o Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         o Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            o Alliance Capital Management L.P.
 GROWTH
-----------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   o Alliance Capital Management L.P.,
                                   through its Bernstein Investment Research
                                   and Management Unit
-----------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              o Capital Guardian Trust Company
 RESEARCH
-----------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         o Capital Guardian Trust Company
 EQUITY
-----------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       o Morgan Stanley Investment Management,
                                   Inc.
-----------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              o Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA               o Evergreen Investment Management
                                   Company, LLC
-----------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                    o Fidelity Management & Research Company
-----------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        o Fidelity Management & Research Company
-----------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE LARGE CAP         o Janus Capital Management LLC
 GROWTH
-----------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 o Marsico Capital Management, LLC
-----------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           o Mercury Advisors
 EQUITY
-----------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL         o Merrill Lynch Investment Managers Interna-
 VALUE                             tional Limited
-----------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           o MFS Investment Management
 COMPANIES
-----------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST           o MFS Investment Management
-----------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  o Alliance Capital Management L.P.
-----------------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME        o Putnam Investment Management, LLC
 VALUE
-----------------------------------------------------------------------------------------------------------
EQ/TECHNOLOGY*                   o Firsthand Capital Management, Inc.
                                 o RCM Capital Management LLC
                                 o Wellington Management Company, LLP
-----------------------------------------------------------------------------------------------------------



                                           About the Portfolios of the Trusts 14

--------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance
Products-Service Class 2(1)
Portfolio Name                    Objective
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP CONTRAFUND(R)       Seeks long-term capital appreciation.
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME       Seeks reasonable income. The fund will also consider the
                                 potential for capital appreciation. The Fund's goal is to
                                 achieve a yield that exceeds the composite yield on the
                                 securities comprising the Standard & Poors 500 Index.
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP MID CAP             Seeks long-term growth of capital.
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH & INCOME     Seeks high total return through a combination of current
                                 income and capital appreciation.
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP ASSET MANAGER:      Seeks to maximize total return by allocating its assets
 GROWTH(R)                       among stocks, bonds, short-term instruments and other
                                 investments.
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP INVESTMENT GRADE    Seeks a high level of current income as is consistent with
 BOND                            the preservation of capital.
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE               Seeks capital appreciation.
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE STRATEGIES    Seeks capital appreciation.
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME         Seeks high level of current income, while also considering growth of capital.
--------------------------------------------------------------------------------------------------------------
PIMCO Advisors VIT
Portfolio Name                   Objective
--------------------------------------------------------------------------------------------------------------
PEA RENAISSANCE                  Seeks long-term capital appreciation and income.
--------------------------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                   Objective
--------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)   Seeks to provide above average current income and long-
                                 term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry,
                                 including real estate investment trusts.
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance
Products-Service Class 2(1)
Portfolio Name                    Adviser
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP CONTRAFUND(R)       o Fidelity Management & Research Company
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME       o Fidelity Management & Research Company
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP MID CAP             o Fidelity Management & Research Company
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH & INCOME     o Fidelity Management & Research Company
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP ASSET MANAGER:      o Fidelity Management & Research Company
 GROWTH(R)
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP INVESTMENT GRADE    o Fidelity Management & Research Company
 BOND
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE               o Fidelity Management & Research Company
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE STRATEGIES    o Fidelity Management & Research Company
--------------------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME         o Fidelity Management & Research Company
--------------------------------------------------------------------------------------------------------------
PIMCO Advisors VIT
Portfolio Name                   Investment Manager
--------------------------------------------------------------------------------------------------------------
PEA RENAISSANCE                  o OpCap Advisors LLC
--------------------------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                   Investment Manager
--------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)   o Van Kampen(2)
--------------------------------------------------------------------------------------------------------------



* See footnote 1 on the cover of this Prospectus regarding the availability of this Portfolio.



(1) `Service class 2' and `Class I' shares are defined in the current applicable underlying Trust prospectus.




(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 888-855-5100.



15 About the Portfolios of the Trusts

5. Determining your policy's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

Your account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in
(iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. (Your policy and other supplemental material may refer to (ii) and (iii) above as our "Guaranteed Interest Account".) These amounts are subject to certain charges discussed in "Risk/benefit summary:
Charges and expenses you will pay," earlier in this prospectus.

--------------------------------------------------------------------------------
Your account value will be credited with the same returns as are achieved by the Portfolios or guaranteed interest option that you select, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. The account value that you have allocated to any variable investment option is invested in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of your units will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit.

YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts you have specifically requested that we allocate to that option and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a living benefit" later in this prospectus. We credit all of such amounts with interest at rates we declare. We guarantee that these rates will not be less than a 4% effective annual rate.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.


                                             Determining your policy's value  16

6. Transferring your money among our investment options

--------------------------------------------------------------------------------

TRANSFERS YOU CAN MAKE

--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------
After your policy's Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500.

--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------

RESTRICTIONS ON TRANSFER OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any year is the greater of (a) 25% of your balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.


We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.


DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")


HOW TO MAKE TRANSFERS

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.


TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:


o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

For more information see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Website and enrolling in EQAccess. This service may not always be available. Generally, the above-described restrictions relating to telephone transfers also apply to online transfers.



OUR DOLLAR COST AVERAGING SERVICE

We offer a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the dollar cost averaging service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------

Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the dollar cost averaging service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable investment options to receive the automatic transfers but each transfer to each option must be at least $50. Note: Transfers made using our dollar cost averaging service do not count toward the twelve free transfers you may otherwise make each year.

This service terminates when the EQ/Money Market option is depleted. You can also cancel the dollar cost averaging service at any time. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service.


OUR ASSET REBALANCING SERVICE

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service (discussed above).


17  Transferring your money among our investment options

You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.


                        Transferring your money among our investment options  18

7. Accessing your money

--------------------------------------------------------------------------------

BORROWING FROM YOUR POLICY

You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your Cash Surrender Value.) However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding. See "Your option to receive a living benefit" below. Each new loan you request must be at least $500.

--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income tax. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------
When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. (Your policy may sometimes refer to the collateral as the "loaned policy account.") We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

o we do not count the collateral when we compute any reduction in cost of insurance charges (described under "Monthly cost of insurance charge" later in this prospectus); and

o the collateral is not available to pay policy charges.

When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy, and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 5% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.


Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, 1/4% less than the loan interest rate. Beginning in the policy's 21st year, if the face amount on any policy anniversary is at least $500,000, the rate we charge for loan interest will be equal to the rate we credit. The rate differentials are not guaranteed, however. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have outstanding loans). We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 4% and that the differential will not exceed 2% (except if tax law changes increase the taxes we pay on policy loans or loan interest). Because IL COLI(SM) was first offered in 1995, no such reduction in the interest rate differential has yet been attained under any in-force policy.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment.

EFFECTS OF POLICY LOANS. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan will also prevent your policy's death benefit guarantee from keeping the policy in force. We will deduct any outstanding policy loan plus accrued loan interest from your policy's proceeds if you do not pay it back. Even if a loan is not taxable when made, it may later become taxable, for example, upon termination, surrender or maturity. See "Tax information" below for a discussion of the tax consequences of policy loans.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.


MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the first year of your policy. The


19  Accessing your money
request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.
--------------------------------------------------------------------------------
You can withdraw all or part of your policy's net cash surrender value, although you may incur charges and tax consequences by doing so.
--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). We will not permit a partial withdrawal that would reduce the face amount below our minimum for new policy issuances at the time, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes. If death benefit Option B is in effect, a partial withdrawal also reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the alternative death benefit (discussed later in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal. A partial withdrawal reduces the amount of your premium payments that counts toward maintaining the policy's death benefit guarantee. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due, or it could result in the death benefit guarantee not being in effect. Regardless of whether it reduces the face amount, a partial withdrawal you request does not result in any change in, or deduction of, any sales or surrender charges.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.


SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, minus any amount of your account value that is "restricted" as a result of previously distributed "living benefits," and minus any surrender charges that then remain applicable. The surrender charges are described in "Charges and expenses you will pay" earlier in this prospectus.

Please refer to "Tax information" below for the possible tax consequences of surrendering your policy, and applicable waivers of surrender charges in the event of federal estate tax repeal.


WHEN THE INSURED PERSON REACHES AGE 100 ("MATURITY")

If the insured person is still living on the policy anniversary closest to his or her 100th birthday, we will pay you the policy's account value on that date, reduced by any outstanding loans, by unpaid loan interest, and by any amounts of the account value that are "restricted" as a result of previously distributed "living benefits." The policy will then terminate. See "Tax information" below for the tax consequences of maturity.


YOUR OPTION TO RECEIVE A LIVING BENEFIT

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally 75%) of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider). We make no additional charge for the rider, but we will deduct a one-time administrative charge of up to $250 from any living benefit we pay.

If you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, there will be a $100 administrative charge. Also, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit, the remaining benefits under your policy will be affected. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy when the insured person dies. (In your policy, we refer to this as a "lien" we establish against your policy.)


When we pay a living benefit, we automatically transfer a pro rata portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, together with the interest we charge thereon, will be "restricted" -- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We also will deduct these restricted amounts from any subsequent surrender or maturity proceeds that we pay.


The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
You can arrange to receive a "living benefit" if the insured person becomes terminally ill.
--------------------------------------------------------------------------------

                                                        Accessing your money  20

8. Tax information

--------------------------------------------------------------------------------

This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An IL COLI(SM) policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:

o the death benefit received by the beneficiary under your policy will generally not be subject to federal income tax; and

o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.


TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, FULL SURRENDER, AND MATURITY)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount or, in some cases, a partial withdrawal.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, there are overall limits on the amount of premiums you may pay under your policy in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) may impact the maximum amount of premiums that can be paid as well as the maximum amount of account value that may be maintained under the policy. In some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includable as income. See "Changes we can make" later in this prospectus.


TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.

On the maturity date or upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy


21  Tax information
loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.


TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59-1/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date and upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.

TAX TREATMENT OF LIVING BENEFITS PROCEEDS

Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the insured person if the payee has an insurable interest in the insured person's life only because the insured person is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.


EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy, will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.


REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income


                                                             Tax information  22
and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.


In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $1.5 million in 2004 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions and certain gifts of $11,000 for 2004 (this amount is indexed annually for inflation) or less per year for each recipient.


As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption will be the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to current law in years 2011 and thereafter. Beginning in 2011, at any time during which there is no federal estate tax in effect, we will waive any surrender charges that would otherwise apply upon a surrender of your policy or a reduction of the face amount of insurance.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax advisor for specific information, especially where benefits are passing to younger generations.


If this policy is being purchased pursuant to a split-dollar arrangement you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed and final regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed. A material modification to an existing arrangement may result in a change in tax treatment.



PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS


Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. Together, they provide new and interim guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.



ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.


OUR TAXES

The operations of our Separate Account FP are reported in our federal income tax return. The Separate Account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policies.


23  Tax information

We may have to pay state, local or other taxes (in addition to applicable taxes based on premiums). At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to our Separate Account or allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later and you may incur penalties under the estimated income tax rules. In some cases, where generation-skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed.

OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any taxable income or gain the assets generate.


The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, guidance as of the date of this prospectus has been limited. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.


We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.


                                                             Tax information  24

9. More Information about policy features and benefits

--------------------------------------------------------------------------------

ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

The basic Option A and Option B death benefits are described under "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks" earlier in this prospectus.

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy's account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:

--------------------------------------------------------------------------------
If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected.



-------------------------------------------------------------------
Age*   40 or under     45      50      55      60      65
-------------------------------------------------------------------
        250%            215%    185%    150%    130%    120%
       ------------------------------------------------------------
        70      75-95   100
       ------------------------------------------------------------
        115%    105%    100%
       ------------------------------------------------------------

--------------------------------------------------------------------------------
* For the then-current policy year.


This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefit. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.

OTHER ADJUSTMENTS TO DEATH BENEFIT.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a living benefits rider. We reduce it by the amount of the living benefits payment plus accrued interest. See "Your option to receive a living benefit" earlier in this prospectus.


VARIATIONS AMONG IL COLI(SM) POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

Equitable Life also may vary or waive the charges (including surrender charges) and other terms of IL COLI(SM) where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with IL COLI(SM). We will make such variations only in accordance with uniform rules that we establish.

Equitable Life or your financial professional can advise you about any variations that may apply to your policy.

YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.

PAYMENT OPTIONS FOR DEATH BENEFIT. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy and may result in varying tax consequences. A payment option selected by the policy's owner cannot be changed by the beneficiary after the insured person dies. The terms and conditions of each option are set out in a separate contract that we will send to the payee when a payment option goes into effect. Equitable Life or your financial professional can provide you with samples of such contracts on request.
--------------------------------------------------------------------------------
You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.
--------------------------------------------------------------------------------
If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Equitable Access Account(TM)") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Equitable Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the financial professional within the periods specified for death benefit payments under "When we pay policy proceeds," later in this prospectus. Your financial professional will take reasonable steps to arrange for prompt delivery to the beneficiary.

PAYMENT OPTIONS FOR SURRENDER, WITHDRAWAL AND MATURITY PROCEEDS. You can also choose to receive all or part of any proceeds from a surrender or withdrawal from your policy, or upon policy maturity, under one of the above referenced payment options, rather than as a single sum.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the premiums paid. In some states, we will adjust this amount for any investment performance (whether positive or negative).


25  More Information about policy features and benefits

To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states or situations, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.


                         More Information about policy features and benefits  26

10. More information about certain policy charges

--------------------------------------------------------------------------------

DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.

The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The premium surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender. Similarly, the sales charge is designed primarily to defray sales expenses we incur that are based on premium payments; the administrative charge is designed primarily to defray administrative expenses in connection with issuing and administering the policies, the mortality and expense risk charge is designed primarily to defray expenses that we will incur if certain of our assumptions with respect to the mortality of insureds under the policies (as a group) and expenses we incur in issuing and administering the policies are underestimated relative to the guaranteed maximum charges; and the transfer charge is designed primarily to defray our costs in processing transfer requests from owners.

CHARGE FOR TAXES. This charge is designed to approximate certain taxes imposed upon us, such as premium taxes in your state. This charge may be increased or decreased to reflect any changes in our taxes. In addition, if an insured person changes his or her residence, you should notify us to change our records so that the charge will reflect the new jurisdiction. Any change will take effect on the next policy anniversary, if received at least 60 days prior to the policy anniversary. You cannot deduct our charge to you as state or local taxes on your federal income tax return.

SALES CHARGE. We deduct a sales charge from the policy's account value as part of the regular monthly deduction for each month during the policy's first ten policy years. The amount deducted each month will depend on the specifics of your policy. The cumulative amount we deduct under this charge, however, will never exceed 6% of the premiums you have paid to date.


MONTHLY COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on the specifics of your policy and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge.

Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age. However, for policies that have been in force for more than nine years, we reduce the current monthly insurance charge (or, for New York policies, the mortality and expense risk charge). The dollar amount by which we reduce each month's charge is a percentage of the total amount you then have in our investment options (not including any value we are holding as collateral for any policy loans). The percentage reduction in the current charges that begins in the policy's tenth year will grade up to an annual rate of .60% in the 25th policy year and all subsequent years. This charge reduction applies on a current basis and is not guaranteed.


Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, our current rates are lower than those maximums. Therefore, we have the ability to raise these rates (including by reducing or eliminating the current monthly charge reduction that otherwise would begin in the tenth year) up to the guaranteed maximum at any time.

The guaranteed maximum cost of insurance rates for gender neutral IL COLI(SM) policies are based on the 1980 Commissioner's Standard Ordinary SB Smoker and NB Non-Smoker Mortality Table. For all other policies, the guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

You may ask us to review the tobacco habits of any insured person in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.


27  More information about certain policy charges

The change will be based upon our general underwriting rules in effect at the time of application and may include criteria other than tobacco use status, as well as a definition of tobacco user different from that applicable at the time this policy was issued.

The change to non-tobacco user rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.


Our cost of insurance rates also depend on how large the face amount is at the time we deduct the charge. Generally, the current (non-guaranteed) cost of insurance rates are lower for face amounts of $200,000 and higher. For this purpose, however, we will take into account all face amount decreases, whatever their cause. Therefore, a decrease in face amount may cause your cost of insurance rates to go up.

DEATH BENEFIT GUARANTEE CHARGE. We deduct this charge even if you do not currently pay enough premiums to satisfy the death benefit guarantee test. See "Death benefit guarantee test" earlier in this prospectus. We will not deduct this charge in states where the death benefit guarantee is not available.


DATE OF MONTHLY DEDUCTIONS. We make the regular monthly deductions as of the first day of each month of the policy.

SURRENDER CHARGES. If you surrender your policy during its first 15 years, we deduct from your account value a "premium surrender charge." In this prospectus, we use the term "surrender charges" to refer to this type of charge.


                               More information about certain policy charges  28

11. More information about procedures that apply to your policy

--------------------------------------------------------------------------------

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.


DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:


o premium payments received after the policy's investment start date (discussed below)

o loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:


o withdrawals

o tax withholding elections

o face amount decreases that result from a withdrawal

o changes of allocation percentages for premium payments or monthly deductions

o surrenders

o changes of beneficiary

o transfers from a variable investment option to the guaranteed interest option


o changes in form of death benefit payment

o loans

o transfers among variable investment options

o assignments

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o decreases in face amount

o changes of insured person

o changes in death benefit option

o restoration of lapsed policies

DOLLAR COST AVERAGING SERVICE. Transfers pursuant to our dollar cost averaging service (automatic transfer service) occur as of the first day of each policy month. If you request the dollar cost averaging service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE

REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.


o If you submit the full initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for, then the register date will be the later of (a) the date you signed part I of the policy application or (b) the date a medical professional signed part II of the policy application.

o If we do not receive your full initial premium at our Administrative Office before the issue date or, if we issue the policy on a different basis than you applied for, the register date will be the same as the date we actually issue the policy (the "issue date").


29  More information about procedures that apply to your policy

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you in our EQ/Money Market option (prior to the Allocation Date). Generally, this is the register date, or, if later, the date we receive your full initial premium at our Administrative Office.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the full initial premium to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and
(2) the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.


WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than Equitable Life and endorsed over to Equitable Life only
(1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.


ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.


Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments. The regulations provide both new and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.



YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics and may result in a loss of the death benefit guarantee. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance.


REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.


                 More information about procedures that apply to your policy  30

Finally, in order for your surrender request to be complete, you must return your policy to us.


GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of IL COLI(SM) in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for IL COLI(SM) policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender-specific IL COLI(SM) policy.


FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.



31  More information about procedures that apply to your policy

12. More information about other matters

--------------------------------------------------------------------------------

ABOUT OUR GENERAL ACCOUNT

Our general account assets support all of our obligations, (including those under the IL COLI(SM) policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the dollar cost averaging service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate if either (2) or (3) occurs.


DISRUPTIVE TRANSFER ACTIVITY. Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. We currently use the procedures described below to discourage disruptive transfer activity in AXA Premier VIP Trust and EQ Advisors Trust. You should understand, however, that these procedures are subject to the following limitations: (1) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (2) the design of these procedures involves inherently subjective judgments, which we and AXA Premier VIP Trust and EQ Advisors Trust seek to make in a fair and reasonable manner consistent with interests of all policy and contract owners. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

If we determine that your transfer patterns are disruptive, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to reduce disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio. When a potentially disruptive transfer into or out of a portfolio occurs on a day when the portfolio's aggregate deposits or aggregate redemptions exceed our monitoring threshold, we may take the actions described above to restrict availability of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We also currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider potentially disruptive transfer activity and our monitoring procedures and thresholds, as well as change our procedures to restrict this activity.

Our ability to monitor potentially disruptive transfer activity is limited in certain circumstances. Group annuity contracts may be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. Also, underlying portfolios that are not in AXA Premier VIP Trust or EQ Advisors Trust may be available for investment through companies that may have policies and procedures regarding disruptive transfer activity that are different from ours. Please see the prospectuses for those underlying portfolios for more information.


TELEPHONE AND EQACCESS REQUESTS

If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."


Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from a touch-tone phone, if you are both the owner of the policy and the insured, or through EQAccess if you are the individual owner:


                                        More information about other matters  32

o changes of premium allocation percentages


o changes of address

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Web site. For clients of AXA Advisors, please use AXAonline.com; all other clients may access EQAccess by visiting our other Web site at http://www.equitable.com. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.


If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).


Any telephone, Internet or facsimile transaction request that is not completed by the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transactions request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.


SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).

WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items. We pay maturity proceeds within seven days after the maturity date.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to IL COLI(SM) from one investment option and put them into another;

o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisors or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition


33 More information about other matters to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. We also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with all applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, including changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.


REPORTS WE WILL SEND YOU

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.



DISTRIBUTION OF THE POLICIES

The policies are distributed through AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors"). Both AXA Advisors and AXA Distributors serve as the principal underwriters of the policies. The offering of the policies is intended to be continuous.

AXA Advisors (the successor to EQ Financial Consultants, Inc.) is an affiliate of Equitable Life and is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Both AXA Advisors and Equitable Life are under the common control (or are subsidiaries) of AXA Financial, Inc. Their principal place of business is 1290 Avenue of the Americas, New York, NY 10104.

AXA Distributors is an indirect wholly owned subsidiary of Equitable Life, with its address at 1290 Avenue of the Americas, New York, NY 10104. AXA Distributors is a successor by merger to all of the functions, rights and obligations of Equitable Distributors, Inc. ("EDI"), including the role of principal underwriter of Separate Account FP. Like AXA Distributors, EDI was owned by Equitable Holdings, LLC. AXA Distributors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

We sell the policies through financial professionals who are licensed insurance agents and are also registered representatives of AXA Advisors. The financial professional who sells you this policy receives sales commissions from Equitable Life. We also sell these variable life products through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and are members of the NASD). Such agencies and their affiliated broker-dealers have entered into selling agreements with AXA Distributors. The licensed insurance agents who sell our policies are appointed as agents of Equitable Life and are registered representatives of the agencies' affiliated broker-dealer. Sales commissions will be paid by Equitable Life to the agency that sells you this policy.

We also sell the policies through financial professionals who are licensed independent insurance brokers and are also registered representatives either of AXA Advisors or of another SEC registered broker-dealer. The commissions for independent broker-dealers will be no more than those for agents.

Broker-dealers or agencies, as applicable, receiving sales compensation will generally pay a portion of it to their financial representatives as commissions related to the sales of the policies. Generally, the financial professionals will receive maximum commissions of: 50% of the premiums you pay in your policy's first year up to a certain amount; plus 6% of the premiums you pay in the second through the tenth years up to a certain amount; plus 3% of all other premiums you pay in any year. We may substitute a form of asset-based compensation for premium-based compensation after the first policy year. AXA Distributors may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with Equitable Life, as well as payments from portfolio advisors for sales meetings and/or seminar sponsorships.

Equitable and/or AXA Distributors and/or AXA Advisors may use their respective past profits or other resources to pay brokers and other financial intermediaries for certain expenses they incur in providing services intended to promote the sales of our products and/or shares in the underlying Trusts. These services may include sales personnel training, prospectus review, marketing and related services as well as support services that benefit policy owners.

Similarly, in an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or more compensation for the sale of an Equitable variable product than it would for the sale of another product. Such practice is known as providing differential compensation. Other forms of compensation financial professionals may receive include, health and retirement benefits, credits towards stock options awards and rewards for sales incentive campaigns. In addition, managerial personnel may receive expense



                                        More information about other matters  34
reimbursements, marketing allowances and so called "overrides." In part for tax reasons, AXA Advisors financial professionals and managerial personnel qualify for health and retirement benefits based on their sales of our variable products.

These payments and differential compensation (together, "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the recipient to show preference in recommending the purchase or sale of our products. However, under applicable rules of the National Association of Securities Dealers, Inc., AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category. Although Equitable takes all of its costs into account in establishing the level of fees and expenses in our products, payments made will not result in any separate charge to you under your policy.



35  More information about other matters

13. Financial statements of Separate Account FP and Equitable Life

--------------------------------------------------------------------------------


The financial statements of Separate Account FP as of December 31, 2003 and for each of the three years in the period ended December 31, 2003 and the financial statements of Equitable Life as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are in a Statement of Additional Information ("SAI") pertaining to the policies and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-888-855-5100 and requesting to speak with a customer service representative.



              Financial statements of Separate Account FP and Equitable Life  36

14.  Personalized illustrations

--------------------------------------------------------------------------------

ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.


DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2003 (or expected to be incurred in 2004, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2003). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.


THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.


You can request an arithmetic illustration as well any of the other illustrations described above. Appendix II to the prospectus contains an arithmetic hypothetical illustration.



37  Personalized illustrations

Appendix I: An index of key words and phrases


--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.




                                                  Page
   account value                                    16
   Administrative Office                            11
   age                                              30
   Allocation Date                                   2
   alternative death benefit                        25
   amount at risk                                   27
   anniversary                                      29
   assign; assignment                               30
   automatic transfer service                       17
   AXA Financial, Inc.                              11
   AXA Premier VIP Trust                         cover
   basis                                            21
   beneficiary                                      25
   business day                                     29
   Cash Surrender Value                             34
   Code                                             21
   collateral                                       19
   cost of insurance charge                         27
   cost of insurance rates                          27
   day                                              29
   death benefit guarantee                           2
   default                                           1
   disruptive transfer activity                     32
   dollar cost averaging service                    17
   EQAccess                                         11
   EQ Advisors Trust                             cover
   Equitable Life                                   11
   Equitable Access Account                         25
   face amount                                       3
   Fidelity Variable Insurance Products          cover
   grace period                                      1
   guaranteed interest option                        3
   Guaranteed Interest Account                       3
   IL COLI(SM)                                   cover
   insured person                                   30
   Investment Funds                                  2
   investment option                             cover
   issue date                                       29
   lapse                                             1
   loan, loan interest                              19
   market timing                                    32
   matures, maturity, maturity date                 20
   modified endowment contract                      21
   month, year                                      29
   monthly deduction                                28
   monthly insurance charge                         27
   net cash surrender value                         20
   no-lapse guarantee                                2
   option A, B                                       3
   our                                               i
   owner                                             i
   partial withdrawal                               20
   payment option                                   25
   PIMCO Advisor VIT                             cover
   planned periodic premium                          1
   policy                                        cover
   Portfolio                                     cover


                                                  Page
   premium payments                                  1
   premium surrender charge                         28
   prospectus                                    cover
   rebalancing                                      17
   receive                                          29
   restore, restoration                              1
   SEC                                           cover
   Separate Account FP                              12
   specified premium                                 2
   state                                             i
   subaccount                                       12
   surrender                                        20
   surrender charges                                 5
   target premium                                    5
   telephone transfers                              17
   The Universal Institutional Funds, Inc.       cover
   transfers                                        17
   Trust                                         cover
   units                                            16
   unit values                                      16
   us                                                i
   variable investment option                    cover
   we                                                i
   withdrawal                                       19
   you, your                                         i

                              Appendix I: An index of key words and phrases  I-1

Appendix II: Hypothetical illustrations


--------------------------------------------------------------------------------

   ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                           AND ACCUMULATED PREMIUMS


The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount under death benefit option A and death benefit option B. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a 45-year-old guaranteed issue risk male non-tobacco user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (1.12)%, 4.82% and 10.75%. These net annual rates of return do not reflect the mortality and expense risk charge or the other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by Equitable Life will apply in each year illustrated. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that
(i) no optional rider benefits have been elected, (ii) no loans or withdrawals are made, (iii) no decreases in coverage are requested and (iv) no change in the death benefit option is requested.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.66%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.46%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.


The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations," earlier in this prospectus.


II-1 Appendix II: Hypothetical illustrations

INCENTIVE LIFE COLI
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600 *
USING CURRENT CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1     $    37,380    $2,500,000    $2,500,000    $ 2,500,000
     2     $    76,629    $2,500,000    $2,500,000    $ 2,500,000
     3     $   117,840    $2,500,000    $2,500,000    $ 2,500,000
     4     $   161,112    $2,500,000    $2,500,000    $ 2,500,000
     5     $   206,548    $2,500,000    $2,500,000    $ 2,500,000
     6     $   254,256    $2,500,000    $2,500,000    $ 2,500,000
     7     $   304,348    $2,500,000    $2,500,000    $ 2,500,000
     8     $   356,946    $2,500,000    $2,500,000    $ 2,500,000
     9     $   412,173    $2,500,000    $2,500,000    $ 2,500,000
    10     $   470,162    $2,500,000    $2,500,000    $ 2,500,000
    15     $   806,607    $2,500,000    $2,500,000    $ 2,500,000
    20     $ 1,236,005    $2,500,000    $2,500,000    $ 2,500,000
    25     $ 1,784,039    $2,500,000    $2,500,000    $ 3,049,703
    30     $ 2,483,484    $2,500,000    $2,500,000    $ 4,880,469
    35     $ 3,376,173    $2,500,000    $2,500,000    $ 8,147,127
    40     $ 4,515,496    $2,500,000    $2,500,000    $13,595,613
    45     $ 5,969,592    $2,500,000    $2,500,000    $22,333,756
    50     $ 7,825,428    $2,500,000    $2,500,000    $36,128,025
    55     $10,193,998    $2,500,000    $2,500,000    $56,325,454



                     Account Value                     Net Cash Surrender Value
         -------------------------------------- --------------------------------------
              Assuming Hypothetical Gross            Assuming Hypothetical Gross
              Annual Investment Return of:           Annual Investment Return of:
 End of  -------------------------------------- --------------------------------------
 Policy
  Year    0% Gross     6% Gross     12% Gross    0% Gross     6% Gross     12% Gross
-------- ---------- ------------- ------------- ---------- ------------- -------------
     1    $ 29,136   $   31,029    $    32,925   $ 29,136   $   31,029    $    32,925
     2    $ 53,892   $   59,360    $    65,060   $ 52,031   $   57,499    $    63,199
     3    $ 75,486   $   86,072    $    97,569   $ 71,336   $   81,922    $    93,419
     4    $ 96,055   $  113,254    $   132,720   $ 89,189   $  106,388    $   125,854
     5    $115,533   $  140,849    $   170,719   $105,524   $  130,840    $   160,710
     6    $133,875   $  168,825    $   211,821   $120,296   $  155,246    $   198,241
     7    $150,971   $  197,079    $   256,247   $136,324   $  182,432    $   241,599
     8    $166,688   $  225,488    $   304,229   $150,973   $  209,773    $   288,514
     9    $181,059   $  254,089    $   356,202   $164,275   $  237,305    $   339,419
    10    $194,688   $  283,538    $   413,321   $178,875   $  267,725    $   397,509
    15    $263,749   $  458,763    $   814,285   $263,749   $  458,763    $   814,285
    20    $310,477   $  665,293    $ 1,479,714   $310,477   $  665,293    $ 1,479,714
    25    $308,952   $  899,970    $ 2,629,055   $308,952   $  899,970    $ 2,629,055
    30    $203,861   $1,145,643    $ 4,561,186   $203,861   $1,145,643    $ 4,561,186
    35    $      0   $1,376,074    $ 7,759,168   $      0   $1,376,074    $ 7,759,168
    40    $      0   $1,564,720    $12,948,203   $      0   $1,564,720    $12,948,203
    45    $      0   $1,704,930    $21,270,244   $      0   $1,704,930    $21,270,244
    50    $      0   $1,751,184    $34,407,643   $      0   $1,751,184    $34,407,643
    55    $      0   $1,099,876    $55,767,776   $      0   $1,099,876    $55,767,776


----------


* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.



The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                    Appendix II: Hypothetical illustrations II-2

INCENTIVE LIFE COLI
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600 *
USING GUARANTEED CHARGES





                                       Death Benefit
                         -----------------------------------------
             Premiums           Assuming Hypothetical Gross
 End of    Accumulated         Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------
  Year       Per Year       0% Gross      6% Gross     12% Gross
-------- --------------- ------------- ------------- -------------
     1     $    37,380    $2,500,000    $2,500,000    $ 2,500,000
     2     $    76,629    $2,500,000    $2,500,000    $ 2,500,000
     3     $   117,840    $2,500,000    $2,500,000    $ 2,500,000
     4     $   161,112    $2,500,000    $2,500,000    $ 2,500,000
     5     $   206,548    $2,500,000    $2,500,000    $ 2,500,000
     6     $   254,256    $2,500,000    $2,500,000    $ 2,500,000
     7     $   304,348    $2,500,000    $2,500,000    $ 2,500,000
     8     $   356,946    $2,500,000    $2,500,000    $ 2,500,000
     9     $   412,173    $2,500,000    $2,500,000    $ 2,500,000
    10     $   470,162    $2,500,000    $2,500,000    $ 2,500,000
    15     $   806,607    $2,500,000    $2,500,000    $ 2,500,000
    20     $ 1,236,005    $2,500,000    $2,500,000    $ 2,500,000
    25     $ 1,784,039    $2,500,000    $2,500,000    $ 2,500,000
    30     $ 2,483,484    $2,500,000    $2,500,000    $ 3,645,739
    35     $ 3,376,173    $2,500,000    $2,500,000    $ 5,831,781
    40     $ 4,515,496    $2,500,000    $2,500,000    $ 9,250,427
    45     $ 5,969,592    $2,500,000    $2,500,000    $14,272,002
    50     $ 7,825,428    $2,500,000    $2,500,000    $21,363,309
    55     $10,193,998    $2,500,000    $2,500,000    $30,197,991



                    Account Value                 Net Cash Surrender Value
         ----------------------------------- -----------------------------------
             Assuming Hypothetical Gross         Assuming Hypothetical Gross
            Annual Investment Return of:        Annual Investment Return of:
 End of  ----------------------------------- -----------------------------------
 Policy
  Year    0% Gross   6% Gross    12% Gross    0% Gross   6% Gross    12% Gross
-------- ---------- ---------- ------------- ---------- ---------- -------------
     1    $ 23,370   $ 25,077   $    26,790   $ 23,370   $ 25,077   $    26,790
     2    $ 45,871   $ 50,721   $    55,786   $ 44,009   $ 48,860   $    53,925
     3    $ 67,304   $ 76,739   $    86,990   $ 63,154   $ 72,589   $    82,839
     4    $ 87,650   $103,112   $   120,593   $ 80,784   $ 96,246   $   113,727
     5    $106,846   $129,775   $   156,766   $ 96,837   $119,766   $   146,757
     6    $124,851   $156,689   $   195,724   $111,272   $143,109   $   182,145
     7    $141,558   $183,743   $   237,643   $126,911   $169,096   $   222,996
     8    $156,839   $210,804   $   282,703   $141,124   $195,089   $   266,988
     9    $170,591   $237,763   $   331,142   $153,808   $220,979   $   314,359
    10    $182,623   $264,416   $   383,148   $166,811   $248,604   $   367,335
    15    $223,169   $400,457   $   723,156   $223,169   $400,457   $   723,156
    20    $193,755   $503,629   $ 1,231,400   $193,755   $503,629   $ 1,231,400
    25    $ 40,796   $519,815   $ 2,045,124   $ 40,796   $519,815   $ 2,045,124
    30    $      0   $330,527   $ 3,407,233   $      0   $330,527   $ 3,407,233
    35    $      0   $      0   $ 5,554,077   $      0   $      0   $ 5,554,077
    40    $      0   $      0   $ 8,809,930   $      0   $      0   $ 8,809,930
    45    $      0   $      0   $13,592,383   $      0   $      0   $13,592,383
    50    $      0   $      0   $20,346,008   $      0   $      0   $20,346,008
    55    $      0   $      0   $29,899,001   $      0   $      0   $29,899,001



----------


* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.



The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


II-3 Appendix II: Hypothetical illustrations

INCENTIVE LIFE COLI
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600 *
USING CURRENT CHARGES





                                         Death Benefit
                         ---------------------------------------------
             Premiums             Assuming Hypothetical Gross
 End of    Accumulated           Annual Investment Return of:
 Policy   At 5% Interest ---------------------------------------------
  Year       Per Year        0% Gross        6% Gross      12% Gross
-------- --------------- --------------- --------------- -------------
     1     $    37,380     $ 2,529,105     $ 2,530,996    $ 2,532,889
     2     $    76,629     $ 2,553,703     $ 2,559,151    $ 2,564,832
     3     $   117,840     $ 2,574,982     $ 2,585,496    $ 2,596,913
     4     $   161,112     $ 2,595,131     $ 2,612,151    $ 2,631,414
     5     $   206,548     $ 2,614,068     $ 2,639,029    $ 2,668,474
     6     $   254,256     $ 2,631,740     $ 2,666,061    $ 2,708,270
     7     $   304,348     $ 2,648,021     $ 2,693,101    $ 2,750,921
     8     $   356,946     $ 2,662,760     $ 2,719,969    $ 2,796,531
     9     $   412,173     $ 2,675,984     $ 2,746,660    $ 2,845,399
    10     $   470,162     $ 2,688,334     $ 2,773,837    $ 2,898,600
    15     $   806,607     $ 2,748,993     $ 2,930,925    $ 3,261,700
    20     $ 1,236,005     $ 2,782,905     $ 3,100,846    $ 3,827,019
    25     $ 1,784,039     $ 2,760,145     $ 3,255,813    $ 4,703,960
    30     $ 2,483,484     $ 2,625,194     $ 3,325,187    $ 6,030,344
    35     $ 3,376,173     $ 2,500,000     $ 3,182,136    $ 7,975,789
    40     $ 4,515,496               **    $ 2,629,215    $10,789,631
    45     $ 5,969,592               **              **   $14,928,683
    50     $ 7,825,428               **              **   $21,100,414
    55     $10,193,998               **              **   $29,585,044



                       Account Value                       Net Cash Surrender Value
         ----------------------------------------- -----------------------------------------
                Assuming Hypothetical Gross               Assuming Hypothetical Gross
               Annual Investment Return of:              Annual Investment Return of:
 End of  ----------------------------------------- -----------------------------------------
 Policy
  Year      0% Gross      6% Gross     12% Gross      0% Gross      6% Gross     12% Gross
-------- ------------- ------------- ------------- ------------- ------------- -------------
     1     $  29,105     $  30,996    $    32,889    $  29,105     $  30,996    $    32,889
     2     $  53,703     $  59,151    $    64,832    $  51,841     $  57,290    $    62,970
     3     $  74,982     $  85,496    $    96,913    $  70,832     $  81,346    $    92,763
     4     $  95,131     $ 112,151    $   131,414    $  88,264     $ 105,285    $   124,548
     5     $ 114,068     $ 139,029    $   168,474    $ 104,059     $ 129,020    $   158,465
     6     $ 131,740     $ 166,061    $   208,270    $ 118,161     $ 152,481    $   194,691
     7     $ 148,021     $ 193,101    $   250,921    $ 133,373     $ 178,453    $   236,274
     8     $ 162,760     $ 219,969    $   296,531    $ 147,045     $ 204,254    $   280,816
     9     $ 175,984     $ 246,660    $   345,399    $ 159,201     $ 229,876    $   328,615
    10     $ 188,334     $ 273,837    $   398,600    $ 172,522     $ 258,025    $   382,788
    15     $ 248,993     $ 430,925    $   761,700    $ 248,993     $ 430,925    $   761,700
    20     $ 282,905     $ 600,846    $ 1,327,019    $ 282,905     $ 600,846    $ 1,327,019
    25     $ 260,145     $ 755,813    $ 2,203,960    $ 260,145     $ 755,813    $ 2,203,960
    30     $ 125,194     $ 825,187    $ 3,530,344    $ 125,194     $ 825,187    $ 3,530,344
    35     $       0     $ 682,136    $ 5,475,789    $       0     $ 682,136    $ 5,475,789
    40             **    $ 129,215    $ 8,289,631            **    $ 129,215    $ 8,289,631
    45             **            **   $12,428,683            **            **   $12,428,683
    50             **            **   $18,600,414            **            **   $18,600,414
    55             **            **   $27,085,044            **            **   $27,085,044



----------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**   Policy lapses unless additional payments are made.



The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                    Appendix II: Hypothetical illustrations II-4

INCENTIVE LIFE COLI
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600 *
USING GUARANTEED CHARGES





                                          Death Benefit
                         -----------------------------------------------
             Premiums              Assuming Hypothetical Gross
 End of    Accumulated            Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------------
  Year       Per Year        0% Gross        6% Gross       12% Gross
-------- --------------- --------------- --------------- ---------------
     1     $    37,380     $ 2,523,273     $ 2,524,974     $ 2,526,681
     2     $    76,629     $ 2,545,591     $ 2,550,411     $ 2,555,445
     3     $   117,840     $ 2,566,744     $ 2,576,094     $ 2,586,252
     4     $   161,112     $ 2,586,707     $ 2,601,982     $ 2,619,250
     5     $   206,548     $ 2,605,405     $ 2,627,980     $ 2,654,547
     6     $   254,256     $ 2,622,788     $ 2,654,017     $ 2,692,289
     7     $   304,348     $ 2,638,735     $ 2,679,939     $ 2,732,556
     8     $   356,946     $ 2,653,102     $ 2,705,565     $ 2,775,410
     9     $   412,173     $ 2,665,771     $ 2,730,730     $ 2,820,946
    10     $   470,162     $ 2,676,530     $ 2,755,161     $ 2,869,164
    15     $   806,607     $ 2,707,234     $ 2,870,603     $ 3,167,184
    20     $ 1,236,005     $ 2,661,834     $ 2,926,427     $ 3,545,968
    25     $ 1,784,039     $ 2,500,000     $ 2,848,336     $ 3,982,321
    30     $ 2,483,484     $ 2,500,000     $ 2,510,325     $ 4,398,694
    35     $ 3,376,173     $ 2,500,000     $ 2,500,000     $ 4,585,519
    40     $ 4,515,496               **              **    $ 4,167,225
    45     $ 5,969,592               **              **    $         0
    50               **              **              **              **
    55               **              **              **              **



                        Account Value                         Net Cash Surrender Value
         ------------------------------------------- -------------------------------------------
                 Assuming Hypothetical Gross                 Assuming Hypothetical Gross
                Annual Investment Return of:                Annual Investment Return of:
 End of  ------------------------------------------- -------------------------------------------
 Policy
  Year      0% Gross      6% Gross      12% Gross       0% Gross      6% Gross      12% Gross
-------- ------------- ------------- --------------- ------------- ------------- ---------------
     1     $  23,273     $  24,974     $    26,681     $  23,273     $  24,974     $    26,681
     2     $  45,591     $  50,411     $    55,445     $  43,729     $  48,550     $    53,583
     3     $  66,744     $  76,094     $    86,252     $  62,594     $  71,944     $    82,102
     4     $  86,707     $ 101,982     $   119,250     $  79,841     $  95,116     $   112,384
     5     $ 105,405     $ 127,980     $   154,547     $  95,395     $ 117,971     $   144,538
     6     $ 122,788     $ 154,017     $   192,289     $ 109,208     $ 140,437     $   178,709
     7     $ 138,735     $ 179,939     $   232,556     $ 124,088     $ 165,292     $   217,908
     8     $ 153,102     $ 205,565     $   275,410     $ 137,386     $ 189,850     $   259,695
     9     $ 165,771     $ 230,730     $   320,946     $ 148,987     $ 213,947     $   304,163
    10     $ 176,530     $ 255,161     $   369,164     $ 160,717     $ 239,348     $   353,351
    15     $ 207,234     $ 370,603     $   667,184     $ 207,234     $ 370,603     $   667,184
    20     $ 161,834     $ 426,427     $ 1,045,968     $ 161,834     $ 426,427     $ 1,045,968
    25     $       0     $ 348,336     $ 1,482,321     $       0     $ 348,336     $ 1,482,321
    30     $       0     $  10,325     $ 1,898,694     $       0     $  10,325     $ 1,898,694
    35     $       0     $       0     $ 2,085,519     $       0     $       0     $ 2,085,519
    40             **            **    $ 1,667,225             **            **    $ 1,667,225
    45             **            **    $         0             **            **    $         0
    50             **            **              **            **            **              **
    55             **            **              **            **            **              **



----------

* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**   Policy lapses unless additional payments are made.



The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


II-5 Appendix II: Hypothetical illustrations

Requesting more information

--------------------------------------------------------------------------------


The Statement of Additional Information ("SAI"), dated May 1, 2004, is incorporated into this Prospectus by reference and is available upon request free of charge by calling our toll free number at 888-855-5100 and requesting to speak with a Customer Service Representative. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.


You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reading Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 450 5th Street, N.W., Washington, D.C. 20549-0102. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-942-8090.


STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS



                                                                           Page
Ways we pay policy proceeds.................................................2
How we market the policies..................................................2
Legal proceedings...........................................................2

Insurance regulation that applies to Equitable Life.........................2
Equitable Life's pending name change........................................2
Custodian and independent auditors..........................................2
Financial statements........................................................2









                                                                       811-04335

IL COLI(SM) '04

A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.


Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust, which contain important information about the Portfolios.

PROSPECTUS DATED MAY 1, 2004

--------------------------------------------------------------------------------

This prospectus describes many aspects of an IL COLI(SM) '04 policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under IL COLI(SM) '04. To make this prospectus easier to read, we sometimes use different words than the policy. Equitable Life or your financial professional can provide any further explanation about your policy.

Under our current rules, the IL COLI(SM) '04 policy will be offered to corporations and other business entities that meet the following conditions at issue:

o The policies are corporately owned or are "split-dollar" cases that are collaterally assigned to the company;

o The persons proposed to be insured are deemed by us to be "highly compensated" individuals;

o The minimum initial premium under each policy is remitted to Equitable Life by the employer; and

o The aggregate annualized first year planned periodic premium is at least $150,000 if a minimum of three policies is issued, each on the life of a different insured person, and at least $500,000 if less than three policies are issued.


WHAT IS IL COLI(SM) '04?

IL COLI(SM) '04 is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:



--------------------------------------------------------------------------------
 Variable investment options
--------------------------------------------------------------------------------
 Fixed income
--------------------------------------------------------------------------------
o AXA Premier VIP Core Bond             o EQ/Money Market
o AXA Premier VIP High Yield            o Fidelity VIP Investment Grade Bond
o EQ/Alliance Quality Bond              o Fidelity VIP High Income
o EQ/Alliance Intermediate Government
  Securities
--------------------------------------------------------------------------------
Domestic stocks
--------------------------------------------------------------------------------
o AXA Premier VIP Health Care           o Fidelity VIP Equity-Income
o AXA Premier VIP Small/Mid Cap Value   o Fidelity VIP Growth & Income
o EQ/Alliance Common Stock              o Fidelity VIP Mid Cap
o EQ/Alliance Growth and Income         o Fidelity VIP Value
o EQ/Alliance Premier Growth            o Fidelity VIP Value Strategies
o EQ/Alliance Small Cap Growth          o EQ/Janus Large Cap Growth
o EQ/Bernstein Diversified Value        o EQ/Marsico Focus
o EQ/Capital Guardian Research          o EQ/Mercury Basic Value Equity
o EQ/Capital Guardian U.S. Equity       o EQ/MFS Emerging Growth Companies
o EQ/Equity 500 Index                   o EQ/MFS Investors Trust
o EQ/Evergreen Omega                    o EQ/Putnam Growth & Income Value
o EQ/FI Mid Cap                         o EQ/Technology(1)
o EQ/FI Small/Mid Cap Value             o PEA Renaissance
o Fidelity VIP Contrafund(R)            o U.S. Real Estate--Class I
--------------------------------------------------------------------------------
International stocks
--------------------------------------------------------------------------------
o EQ/Alliance International             o EQ/Mercury International Value
o EQ/Emerging Markets Equity
--------------------------------------------------------------------------------
Balanced/hybrid
--------------------------------------------------------------------------------
o Fidelity VIP Asset Manager: Growth(R)
--------------------------------------------------------------------------------



(1) Subject to shareholder approval, on or about May 14, 2004, we anticipate that the EQ/Technology investment option (the "replaced option"), which invests in a corresponding portfolio of EQ Advisors Trust, will be merged into the AXA Premier VIP Technology investment option (the "surviving option"), which invests in a corresponding portfolio of AXA Premier VIP Trust. The AXA Premier VIP Technology option will first become available under the policy at the time that its interests replace interests in the EQ/Technology option. At that time, we will move the assets in the replaced option into the surviving option and all allocation elections to the replaced option will be considered allocations to the surviving option.



Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, AXA Premier VIP Trust, The Universal Institutional Funds, Inc., PIMCO Advisors VIT or Fidelity Variable Insurance Products (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.

OTHER CHOICES YOU HAVE. You have considerable flexibility to tailor the policy to your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) borrow or withdraw amounts you have accumulated, (3) decrease the amount of insurance coverage,
(4) choose between two life insurance benefit options, and (5) elect to receive an insurance benefit if the insured person becomes terminally ill.

OTHER EQUITABLE LIFE POLICIES. We offer a variety of fixed and variable life insurance policies including products designed specifically for this marketplace, which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with IL COLI(SM) '04 or another policy may not be to your advantage. You can contact us to find out more about any other Equitable Life insurance policy.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.


                                                                          X00708

                                                                      ILCOLI '04

Contents of this prospectus
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Appendix 1 on page I-1 contains an index of key words and phrases used throughout the prospectus.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS                 1
--------------------------------------------------------------------------------
How you can pay for and contribute to your policy                            1
The minimum amount of premiums you must pay                                  1
Enhanced cash value benefit                                                  1
Investment options within your policy                                        2
About your life insurance benefit                                            2
Alternative higher death benefit in certain cases                            3
You can decrease your insurance coverage                                     3
Accessing your money                                                         4
Risks of investing in policy                                                 4

--------------------------------------------------------------------------------
2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY                   5
--------------------------------------------------------------------------------
Tables of policy charges                                                     5

How we allocate charges among your investment options                        8
Changes in charges                                                           8


--------------------------------------------------------------------------------

3. WHO IS EQUITABLE LIFE?                                                    9

--------------------------------------------------------------------------------

How to reach us                                                              9
About our Separate Account FP                                               10
Your voting privileges                                                      10


--------------------------------------------------------------------------------

4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                       11

--------------------------------------------------------------------------------

Portfolios of the Trusts                                                    11


--------------------------------------------------------------------------------
5. DETERMINING YOUR POLICY'S VALUE                                          14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6. TRANSFERRING YOUR MONEY AMONG OUR
     INVESTMENT OPTIONS                                                     15
--------------------------------------------------------------------------------
Transfers you can make                                                      15
How to make transfers                                                       15
Our dollar cost averaging service                                           15
Our asset rebalancing service                                               15


--------------------
"We," "our" and "us" refer to Equitable Life. "Financial professional" means the registered representative of AXA Advisors who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.

When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

IL COLI(SM) '04 is available in all states. This prospectus does not offer IL COLI(SM) '04 any where such offers are not lawful. Equitable Life does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.

i  Contents of this prospectus

--------------------------------------------------------------------------------
7. ACCESSING YOUR MONEY                                                     17
--------------------------------------------------------------------------------

Borrowing from your policy                                                  17

Making withdrawals from your policy                                         17
Surrendering your policy                                                    18
Your option to receive a living benefit                                     18

--------------------------------------------------------------------------------
8. TAX INFORMATION                                                          19
--------------------------------------------------------------------------------
Basic tax treatment for you and your beneficiary                            19
Tax treatment of distributions to you (loans, partial withdrawals
     and full surrender)                                                    19
Tax treatment of living benefits proceeds                                   20
Effect of policy on interest deductions taken by business entities          20
Requirement that we diversify investments                                   21
Estate, gift, and generation-skipping taxes                                 21
Pension and profit-sharing plans                                            21
Split-dollar and other employee benefit programs                            21
ERISA                                                                       21
Our taxes                                                                   21
When we withhold taxes from distributions                                   22
Possibility of future tax changes and other tax information                 22

--------------------------------------------------------------------------------
9. MORE INFORMATION ABOUT POLICY FEATURES AND
     BENEFITS                                                               23
--------------------------------------------------------------------------------
Variations among IL COLI(SM) '04 policies                                   23
Your options for receiving policy proceeds                                  23
Your right to cancel within a certain number of days                        23

--------------------------------------------------------------------------------
10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                           24
--------------------------------------------------------------------------------
Deducting policy charges                                                    24


--------------------------------------------------------------------------------

11. MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY             26
--------------------------------------------------------------------------------
Dates and prices at which policy events occur                               26
Policy issuance                                                             26
Ways to make premium and loan payments                                      27
Assigning your policy                                                       27
You can change your policy's insured person                                 27
Requirements for surrender requests                                         27
Gender-neutral policies                                                     28
Future policy exchanges                                                     28

--------------------------------------------------------------------------------
12. MORE INFORMATION ABOUT OTHER MATTERS                                    29
--------------------------------------------------------------------------------
About our general account                                                   29
Transfers of your account value                                             29
Telephone and EQAccess requests                                             29
Suicide and certain misstatements                                           30
When we pay policy proceeds                                                 30
Changes we can make                                                         30
Reports we will send you                                                    31
Distribution of the policies                                                31

--------------------------------------------------------------------------------
13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP
     AND EQUITABLE LIFE                                                     33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14. PERSONALIZED ILLUSTRATIONS                                              34
--------------------------------------------------------------------------------
Illustrations of policy benefits                                            34

--------------------------------------------------------------------------------
APPENDICES
--------------------------------------------------------------------------------
I -- An index of key words and phrases                                     I-1

II -- Hypothetical illustrations                                          II-1

--------------------------------------------------------------------------------
REQUESTING MORE INFORMATION
Statement of Additional Information
Table of contents
--------------------------------------------------------------------------------


                                                 Contents of this prospectus  ii

1. Risk/benefit summary: Policy features, benefits and risks

--------------------------------------------------------------------------------

HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. (Policies issued in some states or on an automatic premium payment plan may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

SECTION 1035 EXCHANGES OF POLICIES. If we approve, you may purchase an IL COLI(SM) '04 policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid Internal Revenue Code ("Code") Section 1035 exchange.

--------------------------------------------------------------------------------
You can generally pay premiums at such times and in such amounts as you like, so long as (i) you pay enough to prevent your policy from lapsing and (ii) you don't exceed certain limits .
--------------------------------------------------------------------------------

LIMITS ON PREMIUM PAYMENTS. If you have chosen the guideline premium test as your life insurance qualification test, the federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). Regardless of which life insurance qualification test you choose, if your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax information" later in this prospectus. We may return any premium payments that would exceed those limits to you.


You can ask your financial professional to provide you with an Illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding applicable tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

If at any time your cash surrender value (as defined under "Determining your policy's value," later in the prospectus) is high enough that the "alternative higher death benefit" discussed below would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.


PLANNED PERIODIC PREMIUMS. Page 3 of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only enough premiums to keep your policy from lapsing or terminating as discussed below.


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY


POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if it does not have enough net policy account value to pay the monthly charges when due. We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.


--------------------------------------------------------------------------------
Your policy will terminate if you don't pay enough premiums to pay the charges we deduct. However, we will first send you a notice and give you the opportunity to pay any shortfall.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information" later in this prospectus.


RESTORING A TERMINATED POLICY. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The required payment will not be more than an amount sufficient to cover the monthly administrative charges from the date of default to the effective date of restoration and the total monthly deductions for 3 months, calculated from the effective date of restoration plus 15% of such amounts. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored.


ENHANCED CASH VALUE BENEFIT


This benefit can provide additional surrender value if the policy is fully surrendered within 7 years of the register date of the policy (other than a surrender that is made to exchange the IL COLI(SM) '04 policy for another life insurance policy or annuity contract as described in "Surrendering your policy" in "Accessing your money" later in the prospectus). The enhanced cash value benefit (referred to as the enhanced amount in the policy) is computed by multiplying the applicable enhanced cash value rate below by the sum of the total sales charges plus charges for taxes imposed on us deducted from premiums paid through policy year 5.


1  Risk/benefit summary: Policy features, benefits and risks

---------------------------------------------
                     Enhanced Cash Value
  Policy Year             Rate+
---------------------------------------------
       1                     1.2
       2                     0.96
       3                     0.72
       4                     0.48
       5                     0.36
       6                     0.24
       7                     0.12
  8 and later                0.0
---------------------------------------------


+ An increased enhanced cash value rate applies to certain policies issued to groups that satisfy our requirements, which may include requirements regarding the number and policy account values of in-force policies as well as the number and face amount of prospective policies to be issued and the anticipated first year premium for those policies. We will determine the policies to which an increased enhanced cash value rate applies pursuant to our established procedures and will not discriminate unreasonably or unfairly against policy owners. The policies that receive the increased enhanced cash value rate are those on which we expect our expenses to be reduced. These policies also incur a reduced sales charge as described in "Risk/benefit summary: Charges you will pay" later in this prospectus because we expect our expenses to be reduced.



INVESTMENT OPTIONS WITHIN YOUR POLICY

Except as set forth in the next sentence, we will initially put all amounts which you have allocated to investment options into such options on the later of the business day that we receive the full minimum initial premium or the register date (the "Investment Start Date").


In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see "Your right to cancel within a certain number of days," later in this prospectus), we will initially put all amounts which you have allocated to the variable investment options into our EQ/Money Market investment option. In this case, on the first business day following the twentieth day after your policy is issued, we will re-allocate that investment in accordance with your premium allocation instructions then in effect. For policies issued in these states, the "Allocation Date" is the first business day following the twentieth day after your policy is issued. For all other policies, the Allocation Date is the Investment Start Date.

You give such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.


--------------------------------------------------------------------------------
You can choose among variable investment options.
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

Our arrangement with Portfolio sponsors that are not affiliated with us may provide that they or one of their affiliates will pay us based on a percentage (up to 0.30% on an annual basis) of the net assets of a Portfolio attributable to the Policies. These fees are not charged to you, the Separate Account or the Portfolio.

You will find other important information about each Portfolio in the separate prospectuses for each Trust attached at the end of this prospectus including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.

GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. For each year of your policy, we declare a fixed rate of interest (3% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account".)

--------------------------------------------------------------------------------
We will pay at least 3% annual interest on our guaranteed interest option.
--------------------------------------------------------------------------------

ABOUT YOUR LIFE INSURANCE BENEFIT


YOUR POLICY'S FACE AMOUNT. In your application to buy an IL COLI(SM) '04 policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the base policy. $50,000 is the smallest amount of coverage you can request.

--------------------------------------------------------------------------------
If the insured person dies, we pay a life insurance benefit to the
"beneficiary" you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. We also have options available for the manner in which we pay death benefits (see "Your options for receiving policy proceeds" under "More information about policy features and benefits" later in this prospectus).
--------------------------------------------------------------------------------

YOUR POLICY'S "DEATH BENEFIT" OPTIONS. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is:

o Option A -- The policy's face amount on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount;

                                   -- or --

                    Risk/benefit summary: Policy features, benefits and risks  2

o Option B -- The face amount plus the policy's "cash surrender value" on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your cash surrender value.

Under Option B, your policy's death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

CHOICE OF LIFE INSURANCE QUALIFICATION TEST. A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under Section 7702 of the Code. In your application, you may choose either the guideline premium/cash value corridor test ("guideline premium test") or the cash value accumulation test. If you do not choose a life insurance qualification test, your policy will be issued using the cash value accumulation test. Once your policy is issued, the qualification method cannot be changed.


The qualification method you choose will depend upon your objective in purchasing the policy. Generally under the cash value accumulation test, you have the flexibility to pay more premiums in the earlier years than under the guideline premium test for the same face amount and still qualify as life insurance for federal income tax purposes. You should note, however, that the alternative death benefit under the cash value accumulation test may be higher in earlier policy years than under the guideline premium test, which will result in higher charges. In addition, your choice of tax qualification test will impact your cost of insurance rates. You should discuss your choice of life insurance qualification test with your financial professional and tax adviser before purchasing the policy.



ALTERNATIVE HIGHER DEATH BENEFIT IN CERTAIN CASES

Your policy is designed to always provide a minimum level of insurance protection relative to your cash surrender value, in part to meet the Code's definition of "life insurance."


We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. The alternate higher death benefit is based upon the life insurance qualification test (described above) that you choose. For the guideline premium test, this alternative death benefit is computed by multiplying your cash surrender value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age for the then current policy year and ranges from 250% at age 40 or under to 101% at 99 and over.


--------------------------------------------------------------------------------
If the cash surrender value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the
Option A or Option B death benefit you have selected.
--------------------------------------------------------------------------------


For the cash value accumulation test, the alternate death benefit is the greater of the minimum death benefit as determined under the Code under this test or 101% of the cash surrender value. The death benefit must be large enough to ensure that the policy's cash surrender value (as computed under section 7702 of the Code) is never larger than the net single premium needed to fund future policy benefits. The net single premium varies based upon the insured's age, sex and risk class and is calculated using an interest rate of 4% and the maximum mortality charges guaranteed at the time the policy is issued.


These higher alternative death benefits expose us to greater insurance risk than the regular Option A and B death benefit. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which a higher alternative death benefit is the operative one.

OTHER ADJUSTMENTS TO DEATH BENEFIT.


We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. We also reduce the death benefit if we have already paid part of it under a living benefits rider. We reduce it by the amount of any living benefits payment plus accrued interest. See "Your option to receive a living benefit" later in this prospectus. After being reduced by all of these amounts, the death benefit is referred to as the "net death benefit."


--------------------------------------------------------------------------------
You can request a change in your death benefit option any time after the second year of the policy.
--------------------------------------------------------------------------------


CHANGE OF DEATH BENEFIT OPTION. If you change from Option A to Option B, we automatically reduce your policy's face amount by an amount equal to your cash surrender value at the time of the change. We may refuse this change if the policy's face amount would be reduced below our then current minimum for new policies. Changes from Option A to Option B are not permitted beyond the policy year in which the insured person reaches age 85.

If you change from Option B to Option A, we automatically increase your policy's face amount by an amount equal to your cash surrender value at the time of the change.


If the alternative death benefit (referenced above) is higher than the base policy's death benefit at the time of the change in death benefit option, we will determine the new base policy face amount somewhat differently from the general procedures described above.

Please refer to "Tax information" later in this prospectus, to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.


YOU CAN DECREASE YOUR INSURANCE COVERAGE

You may request a decrease in your policy's face amount any time after the second year of your policy. The requested decrease must be at least $10,000. Please refer to "Tax information" for certain possible tax consequences of changing the face amount.

You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code's definition of life insurance. The amounts of your specified premiums and the monthly deductions for the cost of insurance coverage will generally decrease from the time you reduce the face amount.


3  Risk/benefit summary: Policy features, benefits and risks

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy's face amount. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code. We may also be required to make such a distribution to you in the future, on account of a prior decrease in face amount. The distribution may be taxable. Even if you decrease your policy's face amount, you may not be reducing your death benefit if your policy's cash surrender value causes an alternative higher death benefit to apply.



ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of your net policy account value (as defined under "Determining your policy's value" later in this prospectus). We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information. You can also make a partial withdrawal of $500 or more of your net policy account value at any time after the first year of your policy. See "Making withdrawals from your policy" later in this prospectus for more information. Finally, you can surrender (turn in) your policy at any time. See "Surrendering your policy" later in this prospectus. See "Tax information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.


RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.


o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables below.


o There may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

o Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net policy account value.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


                    Risk/benefit summary: Policy features, benefits and risks  4

2. Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions.

This table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount, transfer policy account value among investment options or the policy terminates without value at the end of a grace period.



------------------------------------------------------------------------------------------------------------------------------------
                                                         Transaction Fees
------------------------------------------------------------------------------------------------------------------------------------
 Charge                     When charge is deducted           Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Sales charge(1)            Deducted from each premium         o Policy years 1-4: 7% (9% for policies issued in Oregon)
                           payment when added to your         o Policy years 5 and later: 1% (3% for policies issued in Oregon)
                           account value (expressed as a
                           percentage of premium
                           payment)
------------------------------------------------------------------------------------------------------------------------------------
Charge for taxes           Deducted from each premium         Currently ranges from 0.50% to 5%, depending upon certain taxes
                           when added to your account         imposed on us.
                           value
------------------------------------------------------------------------------------------------------------------------------------
Transfers among            Deducted when you transfer         A maximum charge of $25; currently, we charge $0 for each of the first
investment options         account value among                12 transfers per policy year and $25 for each additional transfer in
                           investment options                 the same policy year(2)
------------------------------------------------------------------------------------------------------------------------------------
Net loan interest charge   Net loan interest is calculated    0.75% of the outstanding loan amount
                           daily and is due on each
                           policy anniversary
------------------------------------------------------------------------------------------------------------------------------------


This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.

------------------------------------------------------------------------------------------------------------------------------------
                                   Periodic charges other than underlying trust portfolio
                                                   operating expenses
------------------------------------------------------------------------------------------------------------------------------------
 Charge                          When charge is deducted        Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Administrative charges           Deducted from your account     $10 per month
                                 value each month
------------------------------------------------------------------------------------------------------------------------------------
Cost of insurance
charges(3)(4)(5)

  Lowest and highest charge      Deducted from your account     The lowest maximum monthly charge per $1,000 of the amount for
                                 value each month               which we are at risk(6) under your base policy on the date of the deduction is $0.09 (available only under the cash value accumulation test) and the highest maximum charge per $1,000 is $83.33 (under either tax qualification test).

  Charge for a representative                                   The maximum monthly charge per $1,000 is $ 0.27 (under either tax
  insured                                                       qualification test) in the first policy year for a male insured age
                                                                45 in the guaranteed issue non-tobacco user risk class.
------------------------------------------------------------------------------------------------------------------------------------

5 Risk/benefit summary: Charges and expenses you will pay

------------------------------------------------------------------------------------------------------------------------------------
Mortality and expense            Deducted from your account     o Policy years 1-5: 1.00% maximum (0.75% current)
risk charge(1)                   value each month (computed     o Policy years 6-20: 0.75% maximum (0.55% current)
                                 at an annual rate based on     o Policy years 21 and later: 0.50% maximum (0.35% current)
                                 the value in the variable
                                 investment options)
------------------------------------------------------------------------------------------------------------------------------------



(1) Reduced charges apply to certain policies issued to groups that satisfy our requirements which may include requirements regarding the number and policy account values of in-force policies as well as the number and face amount of prospective policies to be issued and the anticipated first year premium for those policies. The policies that receive the reduced charges are those on which we expect our expenses to be reduced. We will determine the policies to which a reduced charge applies pursuant to our established procedures and will not discriminate unreasonably or unfairly against policy owners. The reduced sales charge is 1% for all policy years. The reduced Mortality and expense risk charge is 0.35% for all policy years on a current (non-guaranteed) basis, and 0.50% in all policy years on a guaranteed basis.


(2) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our Dollar Cost Averaging service or Asset Rebalancing service as discussed later in this prospectus.

(3) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.

(4) Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.

(5) For most insured persons at most ages, the current monthly charges per $1,000 are lower than the maximum monthly charges per $1,000.

(6) Our amount "at risk" is the difference between the amount of death benefit and the policy account value as of the deduction date.


You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.



--------------------------------------------------------------------------------
         Portfolio operating expenses expressed as an annual percentage of daily net assets
--------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2003         Lowest     Highest
(expenses that are deducted from Portfolio assets          ------     -------
including management fees, 12b-1 fees, service fees         0.31%      4.50%
and/or other expenses)(1)
--------------------------------------------------------------------------------


                       Risk/benefit summary: Charges and expenses you will pay 6

This table shows the fees and expenses for 2003 as an annual percentage of each Portfolio's daily average net assets.



--------------------------------------------------------------------------------
                                               Management
Portfolio Name                                    Fees(2)     12b-1 Fees(3)
--------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
--------------------------------------------------------------------------------
AXA Premier VIP Core Bond                          0.60%           --
--------------------------------------------------------------------------------
AXA Premier VIP Health Care                        1.20%           --
--------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value                1.10%           --
--------------------------------------------------------------------------------
AXA Premier VIP High Yield                         0.59%           --
--------------------------------------------------------------------------------
AXA Premier VIP Technology*                        1.20%           --
--------------------------------------------------------------------------------
EQ ADVISORS TRUST:
--------------------------------------------------------------------------------
EQ/Alliance Common Stock                           0.48%           --
--------------------------------------------------------------------------------
EQ/Alliance Growth and Income                      0.57%           --
--------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities     0.49%           --
--------------------------------------------------------------------------------
EQ/Alliance International                          0.74%           --
--------------------------------------------------------------------------------
EQ/Alliance Premier Growth                         0.90%           --
--------------------------------------------------------------------------------
EQ/Alliance Quality Bond                           0.52%           --
--------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                       0.75%           --
--------------------------------------------------------------------------------
EQ/Technology*                                     0.90%           --
--------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                     0.64%           --
--------------------------------------------------------------------------------
EQ/Capital Guardian Research                       0.65%           --
--------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                    0.65%           --
--------------------------------------------------------------------------------
EQ/Emerging Markets Equity                         1.15%           --
--------------------------------------------------------------------------------
EQ/Equity 500 Index                                0.25%           --
--------------------------------------------------------------------------------
EQ/Evergreen Omega                                 0.65%           --
--------------------------------------------------------------------------------
EQ/FI Mid Cap                                      0.70%           --
--------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                          0.75%           --
--------------------------------------------------------------------------------
EQ/Janus Large Cap Growth                          0.90%           --
--------------------------------------------------------------------------------
EQ/Marsico Focus                                   0.90%           --
--------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                      0.60%           --
--------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                   0.65%           --
--------------------------------------------------------------------------------
EQ/MFS Investors Trust                             0.60%           --
--------------------------------------------------------------------------------
EQ/Money Market                                    0.33%           --
--------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                    0.60%           --
--------------------------------------------------------------------------------
EQ/Mercury International Value                     0.85%           --
--------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
--------------------------------------------------------------------------------
PEA Renaissance                                    0.80%           --
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
--------------------------------------------------------------------------------
U.S. Real Estate - Class I                         0.80%           --
--------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS:
--------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)                         0.58%         0.25%
--------------------------------------------------------------------------------
Fidelity VIP Equity-Income                         0.48%         0.25%
--------------------------------------------------------------------------------
Fidelity VIP Mid Cap                               0.58%         0.25%
--------------------------------------------------------------------------------
Fidelity VIP Growth & Income                       0.48%         0.25%
--------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)              0.58%         0.25%
--------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond                 0.43%         0.25%
--------------------------------------------------------------------------------
Fidelity VIP Value                                 0.58%         0.25%
--------------------------------------------------------------------------------
Fidelity VIP Value Strategies                      0.58%         0.25%
--------------------------------------------------------------------------------
Fidelity VIP High Income                           0.58%         0.25%
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                Total
                                                                Annual      Fee Waivers
                                                               Expenses       and/or
                                                                Before        Expense      Net Total
                                                   Other       Expense      Reimburse-      Annual
Portfolio Name                                  Expenses(4)   Limitation      ments(5)     Expenses
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                          0.26%         0.86%        (0.16)%       0.70%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                        0.48%         1.68%        (0.08)%       1.60%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value                0.31%         1.41%        (0.06)%       1.35%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                         0.16%         0.75%           --         0.75%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology*                        0.83%         2.03%        (0.43)%       1.60%
-------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
-------------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                           0.06%         0.54%           --         0.54%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                      0.06%         0.63%           --         0.63%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities     0.08%         0.57%           --         0.57%
-------------------------------------------------------------------------------------------------------
EQ/Alliance International                          0.13%         0.87%        (0.02)%       0.85%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                         0.05%         0.95%        (0.04)%       0.91%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Quality Bond                           0.06%         0.58%           --         0.58%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                       0.07%         0.82%           --         0.82%
-------------------------------------------------------------------------------------------------------
EQ/Technology*                                     0.09%         0.99%        (0.09)%       0.90%
-------------------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                     0.06%         0.70%         0.00%        0.70%
-------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Research                       0.07%         0.72%        (0.02)%       0.70%
-------------------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                    0.07%         0.72%        (0.02)%       0.70%
-------------------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity                         0.40%         1.55%         0.00%        1.55%
-------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index                                0.06%         0.31%           --         0.31%
-------------------------------------------------------------------------------------------------------
EQ/Evergreen Omega                                 0.25%         0.90%        (0.20)%       0.70%
-------------------------------------------------------------------------------------------------------
EQ/FI Mid Cap                                      0.08%         0.78%        (0.03)%       0.75%
-------------------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                          0.10%         0.85%         0.00%        0.85%
-------------------------------------------------------------------------------------------------------
EQ/Janus Large Cap Growth                          0.09%         0.99%        (0.09)%       0.90%
-------------------------------------------------------------------------------------------------------
EQ/Marsico Focus                                   0.07%         0.97%        (0.07)%       0.90%
-------------------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                      0.07%         0.67%         0.00%        0.67%
-------------------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                   0.07%         0.72%           --         0.72%
-------------------------------------------------------------------------------------------------------
EQ/MFS Investors Trust                             0.11%         0.71%        (0.01)%       0.70%
-------------------------------------------------------------------------------------------------------
EQ/Money Market                                    0.06%         0.39%           --         0.39%
-------------------------------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                    0.10%         0.70%         0.00%        0.70%
-------------------------------------------------------------------------------------------------------
EQ/Mercury International Value                     0.16%         1.01%        (0.01)%       1.00%
-------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
-------------------------------------------------------------------------------------------------------
PEA Renaissance                                    0.91%         1.71%        (0.63)%       1.08%
-------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
-------------------------------------------------------------------------------------------------------
U.S. Real Estate - Class I                         0.31%         1.11%        (0.01)%       1.10%
-------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS:
-------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)                         0.10%         0.93%         0.00%        0.93%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income                         0.09%         0.82%         0.00%        0.82%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap                               0.12%         0.95%         0.00%        0.95%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income                       0.12%         0.85%         0.00%        0.85%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)              0.22%         1.05%         0.00%        1.05%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond                 0.11%         0.79%         0.00%        0.79%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Value                                 3.67%         4.50%        (2.99)%       1.51%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Value Strategies                      0.16%         0.99%         0.00%        0.99%
-------------------------------------------------------------------------------------------------------
Fidelity VIP High Income                           0.12%         0.95%         0.00%        0.95%
-------------------------------------------------------------------------------------------------------



* See footnote 1 on the cover of this prospectus regarding the availability of this Portfolio.

(1) Total Annual Expenses are based, in part, on estimated expense amounts for options added during the fiscal year 2003 and for the underlying portfolios.

(2) The management fees shown for the Trusts reflect revised management fees, effective May 1, 2004, which were approved by shareholders. The management fees for each Portfolio cannot be increased without a vote of each Portfolio's shareholders.

(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contract. A "--" indicates that there is no Rule 12b-1 Plan in place for the Portfolio shown.

(4) Other expenses shown are those incurred in 2003. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses.

(5) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "-" indicates that there is no expense limitation in effect, "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver or reimbursement. Equitable Life, the investment manager of the AXA Premier VIP Trust and the EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2005. Under these Agreements, Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if nec-


7 Risk/benefit summary: Charges and expenses you will pay essary, in an amount that limits such Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc.--U.S. Real Estate Portfolio--Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT--PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. Fidelity Management & Research Company, the manager of Fidelity VIP Value and Fidelity VIP Strategies, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the prospectuses for each applicable underlying Trust for more information about the arrangements. The Fidelity Variable Insurance Product Portfolios also use a portion of their custody fees to reduce each Portfolio's expenses. In addition, a portion of the brokerage commissions of certain Portfolios of AXA Premier VIP Trust and EQ Advisors Trust is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce Portfolio expenses, the net expenses would be as shown in the table below:



------------------------------------------------
Portfolio Name
------------------------------------------------
AXA Premier VIP Health Care             1.59%
AXA Premier VIP Small/Mid Cap Value     1.27%
AXA Premier VIP Technology*             1.45%
EQ/Alliance Common Stock                0.52%
EQ/Alliance Growth and Income           0.60%
EQ/Alliance Premier Growth              0.90%
EQ/Alliance Small Cap Growth            0.78%
EQ/Technology*                          0.76%
EQ/Capital Guardian Research            0.68%
EQ/Capital Guardian U.S. Equity         0.68%
EQ/Emerging Markets Equity              1.53%
EQ/Evergreen Omega                      0.59%
EQ/FI Mid Cap                           0.63%
EQ/FI Small/Mid Cap Value               0.79%
EQ/Marsico Focus                        0.85%
EQ/Mercury Basic Value Equity           0.66%
EQ/MFS Emerging Growth Companies        0.71%
EQ/MFS Investors Trust                  0.69%
EQ/Putnam Growth & Income Value         0.68%
EQ/Mercury International Value          0.93%
Fidelity VIP Contrafund(R)              0.90%
Fidelity VIP Equity-Income              0.81%
Fidelity VIP Mid Cap                    0.93%
Fidelity VIP Growth & Income            0.84%
Fidelity VIP Asset Manager: Growth(R)   1.04%
Fidelity VIP Value                      1.45%
Fidelity VIP Value Strategies           0.96%
------------------------------------------------



* See footnote 1 on the cover of this prospectus regarding the availability of this Portfolio.


HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS

In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.


CHANGES IN CHARGES

We reserve the right in the future to make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" later in this prospectus), or change our other current charges (in no event will they exceed the maximum charges guaranteed in your policy).


Any changes that we make in our current charges or charge rates will be by class of insured person and will be based on changes in future expectations about such factors as investment earnings, mortality experience, the length of time policies will remain in effect, premium payments, expenses and taxes. Any changes in charges may apply to then in-force policies, as well as to new policies.



                       Risk/benefit summary: Charges and expenses you will pay 8

3. Who is Equitable Life?

--------------------------------------------------------------------------------

We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life has any legal responsibility to pay amounts that Equitable Life owes under the policies.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."


HOW TO REACH US


To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.


--------------------------------------------------------------------------------
BY MAIL:
--------------------------------------------------------------------------------
At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center

P.O. Box 1047
Charlotte, North Carolina 28201-1047



--------------------------------------------------------------------------------
BY EXPRESS DELIVERY ONLY:
--------------------------------------------------------------------------------
At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277

1-704-341-7000 (for express delivery purposes only)



--------------------------------------------------------------------------------
BY TOLL-FREE PHONE:
--------------------------------------------------------------------------------
Customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.


--------------------------------------------------------------------------------
BY E-MAIL:
--------------------------------------------------------------------------------
life-service@equitable.com


--------------------------------------------------------------------------------
BY FACSIMILE (FAX):
--------------------------------------------------------------------------------
1-704-540-9714


--------------------------------------------------------------------------------

BY INTERNET:
--------------------------------------------------------------------------------
If you are an AXA Advisors client, our Website is AXAonline.com. All other clients may access EQAccess by visiting our other Website at http://www.equitable.com. Our Websites provide access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).


                      ----------------------------------

REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:

(1) request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3) request for asset rebalancing; and

(4) designation of new policy owner(s).


OTHER REQUESTS. We also have specific forms that we recommend you use for the following:


(a) policy surrenders;

(b) address changes;

(c) beneficiary changes;


(d) transfers among investment options; and


(e) changes in allocation percentages for premiums and deductions.


You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and EQAccess requests" later in this prospectus.


Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may


9  Who is Equitable Life?

not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")


FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.


The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.


ABOUT OUR SEPARATE ACCOUNT FP


Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of Equitable Life's other assets.


Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

Each subaccount (variable investment option) of Separate Account FP available under IL COLI(SM) '04 invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.


YOUR VOTING PRIVILEGES

Voting of Portfolio shares. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.

Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policyowner. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of IL COLI(SM) '04 and other policies that Separate Account FP supports.


                                                      Who is Equitable Life?  10

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the IL COLI(SM) '04 policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.

Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios.

PORTFOLIOS OF THE TRUSTS


------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
Portfolio Name                Objective                                               Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     Seeks a balance of high current income and capital      o BlackRock Advisors, Inc.
                              appreciation, consistent with a prudent level of .
                              risk                                                    o Pacific Investment Management Company LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital.                      o A I M Capital Management, Inc.

                                                                                      o RCM Capital Management LLC

                                                                                      o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    Seeks high total return through a combination of        o Alliance Capital Management L.P.
                              current income and capital appreciation.
                                                                                      o Pacific Investment Management Company
                                                                                        LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID     Seeks long-term growth of capital.                      o AXA Rosenberg Investment Management LLC
 CAP VALUE
                                                                                      o TCW Investment Management Company

                                                                                      o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY*   Seeks long-term growth of capital.                      o Firsthand Capital Management Inc.

                                                                                      o RCM Capital Management LLC

                                                                                      o Wellington Management Company, LLP

------------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                Objective                                               Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK      Seeks to achieve long-term growth of capital.           o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND        Seeks to provide a high total return.                   o Alliance Capital Management L.P.
 INCOME
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE      Seeks to achieve high current income consistent         o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES        with relative stability of principal.
------------------------------------------------------------------------------------------------------------------------------------
ALLIANCE INTERNATIONAL        Seeks to achieve long-term growth of capital.           o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH    Seeks to achieve long-term growth of capital.           o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND      Seeks to achieve high current income consistent         o Alliance Capital Management L.P.
                              with moderate risk to capital.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP         Seeks to achieve long-term growth of capital.           o Alliance Capital Management L.P.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------


11 About the Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                    Objective                                           Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.                          o Alliance Capital Management L.P.,
                                                                                        through its Bernstein Investment Research
                                                                                        and Management Unit
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              Seeks to achieve long-term growth of capital.        o Capital Guardian Trust Company
 RESEARCH
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         Seeks to achieve long-term growth of capital.        o Capital Guardian Trust Company
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       Seeks long-term capital appreciation.                o Morgan Stanley Investment Management Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              Seeks a total return before expenses that            o Alliance Capital Management L.P.
                                 approximates the total return performance of
                                 the S&P 500 Index, including reinvestment of
                                 dividends, at a risk level consistent with
                                 that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA               Seeks long-term capital growth.                      o Evergreen Investment Management
                                                                                        Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                    Seeks long-term growth of capital.                   o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        Seeks long-term capital appreciation.                o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH        Seeks long-term growth of capital.                   o Janus Capital Management LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 Seeks long-term growth of capital.                   o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           Seeks capital appreciation and secondarily,          o Mercury Advisors
 EQUITY                          income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL         Seeks capital appreciation.                          o Merrill Lynch Investment Managers
 VALUE                                                                                  International Limited
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           Seeks to provide long-term capital growth.           o MFS Investment Management
 COMPANIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST           Seeks long-term growth of capital with secondary     o MFS Investment Management
                                 objective to seek reasonable current income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  Seeks to obtain a high level of current income,      o Alliance Capital Management L.P.
                                 preserve its assets and maintain liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME        Seeks capital growth. Current income is a            o Putnam Investment Management, LLC
 VALUE                           secondary objective.
------------------------------------------------------------------------------------------------------------------------------------
EQ/TECHNOLOGY*                   Seeks to achieve long-term growth of capital.        o Firsthand Capital Management, Inc.

                                                                                      o RCM Capital Management LLC

                                                                                      o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------


                                           About the Portfolios of the Trusts 12

------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE
PRODUCTS-SERVICE CLASS 2(1)
Portfolio Name                   Objective                                            Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP CONTRAFUND(R)       Seeks long-term capital appreciation.                o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME       Seeks reasonable income. The fund will also          o Fidelity Management & Research Company
                                 consider the potential for capital appreciation.
                                 The Fund's goal is to achieve a yield that
                                 exceeds the composite yield on the securities
                                 comprising the Standard & Poors 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP MID CAP             Seeks long-term growth of capital.                   o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH & INCOME     Seeks high total return through a combination        o Fidelity Management & Research Company
                                 of current income and capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP ASSET MANAGER:      Seeks to maximize total return by allocating         o Fidelity Management & Research Company
 GROWTH(R)                       its assets among stocks, bonds, short-term
                                 instruments and other investments.
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP INVESTMENT GRADE    Seeks a high level of current income as is           o Fidelity Management & Research Company
 BOND                            consistent with the preservation of capital.
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE               Seeks capital appreciation.                          o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE STRATEGIES    Seeks capital appreciation.                          o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME         Seeks high level of current income, while also       o Fidelity Management & Research Company
                                 considering growth of capital.
------------------------------------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT
Portfolio Name                   Objective                                            Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
PEA RENAISSANCE                  Seeks long-term capital appreciation and income.     o OpCap Advisors LLC
------------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL
FUNDS, INC.
Portfolio Name                   Objective                                            Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)   Seeks to provide above average current income        o Van Kampen(2
                                 and longterm capital appreciation by investing
                                 primarily in equity securities of companies in
                                 the U.S. real estate industry, including real
                                 estate investment trusts.
------------------------------------------------------------------------------------------------------------------------------------


* See footnote 1 on the cover of this prospectus regarding the availability of this Portfolio.

(1) 'Service Class 2' and Class I' Shares are defined in the current applicable underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.


You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 888-855-5100.



13 About the Portfolios of the Trusts

5. Determining your policy's value

--------------------------------------------------------------------------------

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy's "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

Your account value, or policy account value, is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in (iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. (Your policy and other supplemental material may refer to (ii) and (iii) above as our "Guaranteed Interest Account".) These amounts are subject to certain charges discussed in "Risk/ benefit summary: Charges and expenses you will pay," earlier in this prospectus.

Your "net policy account value" is your policy account value minus any outstanding loans and unpaid loan interest and minus any amount of your account value that is restricted as a result of previously distributed "living benefits."

Your "cash surrender value" is your policy account value plus the enhanced cash value benefit.

Your "net cash surrender value" is your net policy account value plus the enhanced cash value benefit.

--------------------------------------------------------------------------------
Your account value will be credited with the same returns as are achieved by the Portfolios or guaranteed interest option that you select, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. The account value that you have allocated to any variable investment option is invested in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of your units will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit.

YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes: (i) any amounts you have specifically requested that we allocate to that option and (ii) any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Your option to receive a living benefit" later in this prospectus. We credit all of such amounts with interest at rates we declare. We guarantee that these rates will not be less than a 3% effective annual rate.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.


                                             Determining your policy's value  14

6. Transferring your money among our investment options

--------------------------------------------------------------------------------

TRANSFERS YOU CAN MAKE

--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------

After your policy's Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500.

--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------

RESTRICTIONS ON TRANSFER OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any year is the greater of (a) 25% of your balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.


We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (see "Disruptive transfer activity" in "More information about other matters.")



HOW TO MAKE TRANSFERS

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.


TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.


For more information see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Website and enrolling in EQAccess. This service may not always be available. Generally, the above-described restrictions relating to telephone transfers also apply to online transfers.



OUR DOLLAR COST AVERAGING SERVICE

We offer a dollar cost averaging service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the dollar cost averaging service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------

Our dollar cost averaging service (also referred to as our "automatic transfer service") enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the dollar cost averaging service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the dollar cost averaging service. You can choose up to eight other variable investment options to receive the automatic transfers but each transfer to each option must be at least $50. Note: Transfers made using our dollar cost averaging service do not count toward the twelve free transfers you may otherwise make each year.

This service terminates when the EQ/Money Market option is depleted. You can also cancel the dollar cost averaging service at any time. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service.


OUR ASSET REBALANCING SERVICE

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under the variable investment options and the sum of the percentages must equal 100%. You may not simultaneously participate in the asset rebalancing service and the dollar cost averaging service (discussed above).

15  Transferring your money among our investment options

You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.


                        Transferring your money among our investment options  16

7. Accessing your money

--------------------------------------------------------------------------------

BORROWING FROM YOUR POLICY

You may borrow up to 90% of your net policy account value. However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a living benefits payment, as well as by any other loans (and accrued loan interest) you have outstanding. See "Your option to receive a living benefit" below. Each new loan you request must be at least $500.

--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income tax. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. (Your policy may sometimes refer to the collateral as the "loaned policy account.") We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o  you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option;

o we do not count the collateral when we compute any reduction in cost of insurance charges (described under "Monthly cost of insurance charge" later in this prospectus); and

o  the collateral is not available to pay policy charges.

When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy, and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 3.75% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. The annual interest rate we credit on your loan collateral will never be less than 3%. We guarantee that the differential between the interest we charge and the annual interest rate we credit will not exceed 0.75% (except if tax law changes increase the taxes we pay on policy loans or loan interest).

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment.

EFFECTS OF POLICY LOANS. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. We will deduct any outstanding policy loan plus accrued loan interest from your policy's proceeds if you do not pay it back. Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of policy loans.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.


MAKING WITHDRAWALS FROM YOUR POLICY

You may make a partial withdrawal of your net policy account value (defined earlier in this Prospectus) at any time after the first year of your policy. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.

--------------------------------------------------------------------------------
You can withdraw all or part of your net policy account value, although you may incur tax consequences by doing so.
--------------------------------------------------------------------------------

EFFECT OF PARTIAL WITHDRAWALS ON INSURANCE COVERAGE. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). We will not permit a partial withdrawal that would reduce the face amount below our minimum for new policy issuances at the time, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.


17  Accessing your money

If death benefit Option B is in effect, a partial withdrawal also reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

The result is different, however, during any time when the applicable alternative death benefit (discussed earlier in this prospectus) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal. A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due.

You should refer to "Tax information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.


SURRENDERING YOUR POLICY


You can surrender (give us back) your policy for its "net cash surrender value" at any time (other than a surrender that is made to exchange the IL COLI '04 policy for another life insurance policy or annuity contract as described in the next sentence). If you surrender your policy in connection with an exchange for another life insurance policy or annuity contract on the insured person including (but not limited to) any transaction qualifying for income tax free exchange treatment under Section 1035 of the Code or any similar or successor provision thereof, you will receive the net policy account value.


Please refer to "Tax information" below for the possible tax consequences of surrendering your policy.


YOUR OPTION TO RECEIVE A LIVING BENEFIT

Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefits rider. This feature enables you to receive a portion (generally 75%) of the policy's death benefit (minus any outstanding loans and unpaid loan interest), if the insured person has a terminal illness (as defined in the rider).

We make no additional charge for the rider. However, if you tell us that you do not wish to have the living benefits rider added at issue, but you later ask to add it, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

If you receive a living benefit, the remaining benefits under your policy will be affected. We will deduct the amount of any living benefit we have paid, plus interest (as specified in the rider), from the death benefit proceeds that become payable under the policy if and when the insured person dies. (In your policy we refer to this as a "lien" we establish against your policy.)


When we pay a living benefit, we automatically transfer a pro rata portion of your policy's net policy account value to the policy's guaranteed interest option. This amount, together with the interest we charge thereon, will be "restricted"-- that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, it may not be used to satisfy the charges we deduct from your policy's value. We also will deduct these restricted amounts from any subsequent surrender proceeds that we pay.


The receipt of a living benefits payment may qualify for exclusion from income tax. See "Tax information" below. Receipt of a living benefits payment may affect your eligibility for certain government benefits or entitlements.

--------------------------------------------------------------------------------
You can arrange to receive a "living benefit" if the insured person becomes terminally ill.
--------------------------------------------------------------------------------

                                                        Accessing your money  18

8. Tax information

--------------------------------------------------------------------------------

This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. For example, income tax consequences for corporate taxpayers may differ as a result of the impact of corporate alternative minimum tax provisions under which a portion of policy gains or death benefits can increase a corporation's alternative minimum tax calculation. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An IL COLI(SM) '04 policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section
7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:

o the death benefit received by the beneficiary under your policy will generally not be subject to federal income tax; and

o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.


TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS AND FULL SURRENDER)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the cash surrender value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option or certain other changes.

If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount or, in some cases, a partial withdrawal.) If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, there are overall limits on the amount of premiums you may pay under your policy in order for it to qualify as life insurance if you have elected the guideline premium test. In addition, if you have elected the guideline premium test, changes made to your policy, for example, a decrease in face amount (including any decrease that may occur as a result of a partial withdrawal) may impact the maximum amount of premiums that can be paid as well as the maximum amount of cash surrender value that may be maintained under the policy. If you have elected the cash value accumulation test, such changes may also impact the maximum amount of cash surrender value that may be maintained under the policy. In some cases, under either test, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includable as income. See "Changes we can make" later in this prospectus.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) Dur-


19  Tax information
ing the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your cash surrender value exceeds your basis.

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.


TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your cash surrender value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)


For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59-1/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.


TAX TREATMENT OF LIVING BENEFITS PROCEEDS

Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our living benefits rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the insured person if the payee has an insurable interest in the insured person's life only because the insured person is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.


EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy, will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average cash surrender value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.


                                                             Tax information  20

REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.


In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $1.5 million in 2004 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions and certain gifts of $11,000 for 2004 (this amount is indexed annually for inflation) or less per year for each recipient.


As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption will be the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to prior law in years 2011 and thereafter.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax advisor for specific information, especially where benefits are passing to younger generations.


If this policy is being purchased pursuant to a split-dollar arrangement you should also consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed and final regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed. A material modification to an existing arrangement may result in a change in tax treatment.



PENSION AND PROFIT-SHARING PLANS

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS


Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. Together, they provide new and interim guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. Further guidance is anticipated and may have been issued by the date you purchase the IL COLI '04 policy. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.



ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.


OUR TAXES

The operations of our Separate Account FP are reported in our federal income tax return. The Separate Account's investment income and


21  Tax information
capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policies.

We may have to pay state, local or other taxes (in addition to applicable taxes based on premiums). At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to our Separate Account or allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later and you may incur penalties under the estimated income tax rules. In some cases, where generation-skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed.


OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any taxable income or gain the assets generate.


The IRS has provided some guidance on this question of investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, guidance as of the date of this prospectus has been limited. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.


We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.


                                                             Tax information  22

9. More Information about policy features and benefits

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VARIATIONS AMONG IL COLI(SM) '04 POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

Equitable Life also may vary or waive the charges and other terms of IL COLI(SM) '04 where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with IL COLI(SM) '04. We will make such variations only in accordance with uniform rules that we establish.

Equitable Life or your financial professional can advise you about any variations that may apply to your policy.


YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

BENEFICIARY OF DEATH BENEFIT. You designate your policy's beneficiary in your policy application. You can change the beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.

PAYMENT OPTIONS FOR NET DEATH BENEFIT. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any net death benefit proceeds that subsequently become payable. These payment options are described in the policy and may result in varying tax consequences. A payment option selected by the policy's owner cannot be changed by the beneficiary after the insured person dies. The terms and conditions of each option are set out in a separate contract that we will send to the payee when a payment option goes into effect. Equitable Life or your financial professional can provide you with samples of such contracts on request.

--------------------------------------------------------------------------------
You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.
--------------------------------------------------------------------------------

If you have not elected a payment option, we will pay any net death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Equitable Access Account(TM)") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Equitable Access Account.

If a financial professional has assisted the beneficiary in preparing the documents that are required for payment of the net death benefit, we will send the Equitable Access Account checkbook or check to the financial professional within the periods specified for net death benefit payments under "When we pay policy proceeds," later in this prospectus. Your financial professional will take reasonable steps to arrange for prompt delivery to the beneficiary.

PAYMENT OPTIONS FOR SURRENDER AND WITHDRAWAL. You can also choose to receive all or part of any proceeds from a surrender or withdrawal from your policy under one of the above referenced payment options, rather than as a single sum.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the net policy account value. In some states, we will not adjust the premiums paid to reflect investment performance.

To exercise this cancellation right, you must mail the policy directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and your coverage will terminate as of the date of the postmark. In some states or situations, this "free look" period is longer than 10 days. Your policy will indicate the length of your "free look" period.


23  More Information about policy features and benefits

10. More information about certain policy charges

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DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.

The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The sales charge, for example, is designed primarily to defray sales expenses we incur that are based on premium payments; the administrative charge is designed primarily to defray administrative expenses in connection with issuing and administering the policies, the mortality and expense risk charge is designed primarily to defray expenses that we will incur if certain of our assumptions with respect to the mortality of insureds under the policies (as a group) and expenses we incur in issuing and administering the policies are underestimated relative to the guaranteed maximum charges; and the transfer charge is designed primarily to defray our costs in processing transfer requests from owners.

CHARGE FOR APPLICABLE TAXES. This charge is designed to approximate certain taxes imposed upon us, such as premium taxes in your state. This charge may be increased or decreased to reflect any changes in our taxes. In addition, if an insured person changes his or her residence, you should notify us to change our records so that the charge will reflect the new jurisdiction. Any change will take effect on the next policy anniversary, if received at least 60 days prior to the policy anniversary. You cannot deduct our charge to you as state or local taxes on your federal income tax return.


MONTHLY COST OF INSURANCE CHARGE. The cost of insurance rates vary depending on the specifics of your policy and the policy year. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then policy account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge.


Generally, the cost of insurance rate increases from one policy year to the next. This happens automatically because of the insured person's increasing age.

Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, our current rates are lower than those maximums. Therefore, we have the ability to raise these rates up to the guaranteed maximum at any time.

The guaranteed maximum cost of insurance rates are based on 1980 Commissioner's Standard Ordinary Mortality Tables, which vary based upon which tax qualification test you choose. Therefore, your choice of life insurance qualification test may depend on certain characteristics of members of the group, such as sex and tobacco use status since these characteristics impact the guaranteed maximum cost of insurance rates. You should discuss your choice of life insurance qualification test and its affect on the mortality tables used in connection with the cost of insurance charges under your policy with your financial professional before purchasing the policy.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

You may ask us to review the tobacco habits of any insured person in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application and may include criteria other than tobacco use status, as well as a definition of tobacco user different from that applicable at the time this policy was issued.


The change to non-tobacco user rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

Reduced cost of insurance rates may apply to certain policies issued for groups that satisfy our requirements which may include requirements regarding the number and policy account values of in-force policies, as well as the number and face amount of prospective policies to be issued and the first year premium for those policies.



                               More information about certain policy charges  24

DATE OF MONTHLY DEDUCTIONS. We make the regular monthly deductions as of the first day of each month of the policy.


25  More information about certain policy charges

11. More information about procedures that apply to your policy

--------------------------------------------------------------------------------

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.


DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:

o premium payments received after the policy's investment start date (discussed below)

o  loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:

o  withdrawals

o  tax withholding elections

o  face amount decreases that result from a withdrawal

o  changes of allocation percentages for premium payments or monthly deductions

o  surrenders

o  changes of beneficiary

o  transfers from a variable investment option to the guaranteed interest option

o  changes in form of death benefit payment

o  loans

o  transfers among variable investment options

o  assignments

The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o  decreases in face amount

o  changes of insured person

o  changes in death benefit option

o  restoration of lapsed policies

DOLLAR COST AVERAGING SERVICE. Transfers pursuant to our dollar cost averaging service (automatic transfer service) occur as of the first day of each policy month. If you request the dollar cost averaging service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request. There is no charge associated with this service.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested. There is no charge associated with this service.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE

REGISTER DATE. When we issue a policy, we assign it a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.

o If you submit the full initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for, then the register date will be the later of (a) the date you signed part I of the policy application or (b) the date a medical professional signed part II of the policy application.

o If we do not receive your full initial premium at our Administrative Office before the issue date or, if we issue the policy on a different


                 More information about procedures that apply to your policy 26 basis than you applied for, the register date will be the same as the date we actually issue the policy (the "issue date").

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you in our EQ/Money Market option (prior to the Allocation Date). Generally, this is the register date, or, if later, the date we receive your full initial premium at our Administrative Office.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the full initial premium to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and
(2) the information in the application continues to be true and complete, without material change, as of the time of such payment. If you submit the full initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.

WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than Equitable Life and endorsed over to Equitable Life only
(1) as a direct payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

ASSIGNING YOUR POLICY

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.


Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments, which provide new guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.



YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance. Other requirements are outlined in your policy.

Upon making this change, the monthly insurance charges we deduct will be based on the new insured person's insurance risk characteristics.

Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax information" earlier in this prospectus. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance.


REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms, or provide a representation that your policy is not being exchanged.

Finally, in order for your surrender request to be complete, you must return your policy to us.


27  More information about procedures that apply to your policy

GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of IL COLI(SM) '04 in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for IL COLI(SM) '04 policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender-specific IL COLI(SM) '04 policy.


FUTURE POLICY EXCHANGES

We may at some future time, under certain circumstances and subject to applicable law, allow the current owner of this policy to exchange it for a universal life policy we are then offering. The exchange may or may not be advantageous to you, based on all of the circumstances, including a comparison of contractual terms and conditions and charges and deductions. We will provide additional information upon request at such time as exchanges may be permitted.



                 More information about procedures that apply to your policy  28

12. More information about other matters

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ABOUT OUR GENERAL ACCOUNT

Our general account assets support all of our obligations, (including those under the IL COLI(SM) '04 policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not reviewed the portions of this prospectus that relate to the general account and the guaranteed interest option. The disclosure, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.


Similarly, the dollar cost averaging service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate if either (2) or (3) occurs.

DISRUPTIVE TRANSFER ACTIVITY. Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. We currently use the procedures described below to discourage disruptive transfer activity in AXA Premier VIP Trust and EQ Advisors Trust. You should understand, however, that these procedures are subject to the following limitations: (1) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (2) the design of these procedures involves inherently subjective judgments, which we and AXA Premier VIP Trust and EQ Advisors Trust seek to make in a fair and reasonable manner consistent with interests of all policy and contract owners. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

If we determine that your transfer patterns are disruptive, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to reduce disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio. When a potentially disruptive transfer into or out of a portfolio occurs on a day when the portfolio's aggregate deposits or aggregate redemptions exceed our monitoring threshold, we may take the actions described above to restrict availability of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We also currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider potentially disruptive transfer activity and our monitoring procedures and thresholds, as well as change our procedures to restrict this activity.

Our ability to monitor potentially disruptive transfer activity is limited in certain circumstances. Group annuity contracts may be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. Also, underlying portfolios that are not in AXA Premier VIP Trust or EQ Advisors Trust may be available for investment through companies that may have policies and procedures regarding disruptive transfer activity that are different from ours. Please see the prospectuses for those underlying portfolios for more information.


TELEPHONE AND EQACCESS REQUESTS

If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."


Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from a touch-tone phone, if you are both the owner of the policy and the insured, or through EQAccess if you are the individual owner:


29  More information about other matters

o  changes of premium allocation percentages


o  changes of address

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Website. For clients of AXA Advisors, please use AXAonline.com; all other clients may access EQAccess by visiting our other Website at http://www.equitable.com. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.


If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).


Any telephone, Internet or facsimile transaction request that is not completed by the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transactions request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.



SUICIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of net death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any net death benefit (and certain rider benefits), as described in the policy (or rider).


WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any net death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any net death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to IL COLI(SM) '04 from one investment option and put them into another;

o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisors or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition


                                        More information about other matters  30
to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. We also may make other changes in the policies that do not reduce any cash surrender value, net policy account value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with all applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.


REPORTS WE WILL SEND YOU

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value, net cash surrender value, policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.



DISTRIBUTION OF THE POLICIES

The policies are distributed through AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors"). Both AXA Advisors and AXA Distributors serve as the principal underwriters of the policies. The offering of the policies is intended to be continuous.

AXA Advisors (the successor to EQ Financial Consultants, Inc.) is an affiliate of Equitable Life and is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Both AXA Advisors and Equitable Life are under the common control (or are subsidiaries) of AXA Financial, Inc. Their principal place of business is 1290 Avenue of the Americas, New York, NY 10104.

AXA Distributors is an indirect wholly owned subsidiary of Equitable Life, with its address at 1290 Avenue of the Americas, New York, NY 10104. AXA Distributors is a successor by merger to all of the functions, rights and obligations of Equitable Distributors, Inc. ("EDI"), including the role of principal underwriter of Separate Account FP. Like AXA Distributors, EDI was owned by Equitable Holdings, LLC. AXA Distributors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

We sell the policies through financial professionals who are licensed insurance agents and are also registered representatives of AXA Advisors. The financial professional who sells you this policy receives sales commissions from Equitable Life. We also sell these variable life products through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and are members of the NASD). Such agencies and their affiliated broker-dealers have entered into selling agreements with AXA Distributors. The licensed insurance agents who sell our policies are appointed as agents of Equitable Life and are registered representatives of the agencies' affiliated broker-dealer. Sales commissions will be paid by Equitable Life to the agency that sells you this policy.

We also sell the policies through financial professionals who are licensed independent insurance brokers and are also registered representatives either of AXA Advisors or of another SEC registered broker-dealer. The commissions for independent broker-dealers will be no more than those for agents. The commissions don't cost you anything above the charges and expenses discussed in this prospectus.

Broker-dealers or agencies, as applicable, receiving sales compensation will generally pay a portion of it to their financial representatives as commissions related to the sales of the policies. Generally, the financial representatives will receive maximum commissions of: 25% of the premiums you pay in your policy's first year up to a certain amount and 5% thereafter; plus 15% of the premiums you pay in the second through fourth years up to a certain amount and 0.5% thereafter; plus 8% of the premiums you pay in the fifth and sixth years up to a certain amount and 0.5% thereafter; plus 1% of the premiums you pay in the seventh through tenth years up to a certain amount and 0.5% thereafter. In addition, asset-based compensation of up to 0.15% is paid beginning in the second policy year. AXA Distributors may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with Equitable Life, as well as payments from portfolio advisors for sales meetings and/or seminar sponsorships.

Equitable and/or AXA Distributors and/or AXA Advisors may use their respective past profits or other resources to pay brokers and other financial intermediaries for certain expenses they incur in providing services intended to promote the sales of our products and/or shares in the underlying Trusts. These services may include sales personnel training, prospectus review, marketing and related services as well as support services that benefit policy owners.

Similarly, in an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or more compensation for the sale of an Equitable variable product than it would for the sale of another product. Such practice is known as providing differential compensation. Other forms of compensation financial



31 More information about other matters professionals may receive include, health and retirement benefits, credits towards stock options awards and rewards for sales incentive campaigns. In addition, managerial personnel may receive expense reimbursements, marketing allowances and so called "overrides." In part for tax reasons, AXA Advisors financial professionals and managerial personnel qualify for health and retirement benefits based on their sales of our variable products.

These payments and differential compensation (together, "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the recipient to show preference in recommending the purchase or sale of our products. However, under applicable rules of the National Association of Securities Dealers, Inc., AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category. Although Equitable takes all of its costs into account in establishing the level of fees and expenses in our products, payments made will not result in any separate charge to you under your contract.



                                        More information about other matters  32

13. Financial statements of Separate Account FP and Equitable Life

--------------------------------------------------------------------------------


The financial statements of Separate Account FP as of December 31, 2003 and for each of the three years in the period ended December 31, 2003 and the financial statements of Equitable Life as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are in a Statement of Additional Information ("SAI") pertaining to the policies and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-888-855-5100 and requesting to speak with a customer service representative.



33  Financial statements of Separate Account FP and Equitable Life

14.  Personalized illustrations

--------------------------------------------------------------------------------

ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, life insurance qualification test, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.


DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2003 (or expected to be incurred in 2004, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses a simple average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2003). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.


THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.


You can request an arithmetic illustration as well any of the other illustrations described above. Appendix II to the prospectus contains an arithmetic hypothetical illustration.



                                                  Personalized illustrations  34

Appendix I: An index of key words and phrases


--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.




                                                  Page

   account value                                    14
   Administrative Office                             9
   age                                              27
   Allocation Date                                   2
   alternative death benefit                         3
   amount at risk                                   24
   anniversary                                      26
   assign; assignment                               27
   automatic transfer service                       15
   AXA Financial, Inc.                               9
   AXA Premier VIP Trust                         cover
   basis                                            19
   beneficiary                                      23
   business day                                     26
   cash surrender value                             13
   Code                                             19
   collateral                                       17
   cost of insurance charge                         24
   cost of insurance rates                          24
   day                                              26
   default                                           1
   disruptive transfer activity                     29
   dollar cost averaging service                    15
   Enhanced cash value benefit                       1
   EQAccess                                          9
   EQ Advisors Trust                             cover
   Equitable Life                                    9
   Equitable Access Account                         23
   face amount                                       2
   Fidelity Variable Insurance Products          cover
   grace period                                      1
   guaranteed interest option                        2
   Guaranteed Interest Account                       2
   IL COLI(SM) '04                               cover
   insured person                                   27
   Investment Funds                                  2
   investment option                             cover
   issue date                                       27
   lapse                                             1
   life insurance qualification test                03
   loan, loan interest                              17
   market timing                                    29
   modified endowment contract                      19
   month, year                                      26
   monthly deduction                                25
   monthly insurance charge                         24
   net cash surrender value                         13
   net death benefit                                 3
   net policy account value                         13
   option A, B                                       2
   our                                               i
   owner                                             i
   partial withdrawal                               17
   payment option                                   23
   PIMCO Advisor VIT                             cover
   planned periodic premium                          1
   policy                                        cover
   policy account value                             13

                                                  Page

   Portfolio                                     cover
   premium payments                                  1
   prospectus                                    cover
   rebalancing                                      15
   receive                                          26
   restore, restoration                              1
   SEC                                           cover
   Separate Account FP                              10
   specified premium                                 1
   state                                             i
   subaccount                                       10
   surrender                                        18
   target premium                                    7
   telephone transfers                              15
   The Universal Institutional Funds, Inc.       cover
   transfers                                        15
   Trust                                         cover
   units                                            14
   unit values                                      14
   us                                                i
   variable investment option                    cover
   we                                                i
   withdrawal                                       17
   you, your                                         i


I-1  Appendix I: An index of key words and phrases

Appendix II: Hypothetical illustrations


--------------------------------------------------------------------------------

 ILLUSTRATION OF NET DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                           AND ACCUMULATED PREMIUMS


The following tables illustrate the changes in net death benefit, account value and net cash surrender value (which assumes that your surrender would qualify for the enhanced cash value benefit) of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule, life insurance qualification test, and face amount under death benefit option A and death benefit option B. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a 45-year-old guaranteed issue risk male non-tobacco user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%.

After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the net annual rates of return that correspond to the three gross rates mentioned above would be (1.00)%, 4.94% and 10.88%. These net annual rates of return do not reflect the mortality and expense risk charge or the other charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.


Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by Equitable Life will apply in each year illustrated. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that
(i) no loans or withdrawals are made, (ii) no decreases in coverage are requested and (iii) no change in the death benefit option is requested.


With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of .68%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of .32%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.


The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations," earlier in this prospectus.


                                    Appendix II: Hypothetical illustrations II-1

INCENTIVE LIFE COLI '04
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600*
USING CURRENT CHARGES
USING THE CASH VALUE ACCUMULATION TEST





                                        Death Benefit
                         -------------------------------------------
             Premiums            Assuming Hypothetical Gross
 End of    Accumulated          Annual Investment Return of:
 Policy   At 5% Interest -------------------------------------------
  Year       Per Year        0% Gross       6% Gross     12% Gross
-------- --------------- --------------- ------------- -------------
     1     $    37,380     $ 2,500,000    $2,500,000    $ 2,500,000
     2     $    76,629     $ 2,500,000    $2,500,000    $ 2,500,000
     3     $   117,840     $ 2,500,000    $2,500,000    $ 2,500,000
     4     $   161,112     $ 2,500,000    $2,500,000    $ 2,500,000
     5     $   206,548     $ 2,500,000    $2,500,000    $ 2,500,000
     6     $   254,256     $ 2,500,000    $2,500,000    $ 2,500,000
     7     $   304,348     $ 2,500,000    $2,500,000    $ 2,500,000
     8     $   356,946     $ 2,500,000    $2,500,000    $ 2,500,000
     9     $   412,173     $ 2,500,000    $2,500,000    $ 2,500,000
    10     $   470,162     $ 2,500,000    $2,500,000    $ 2,500,000
    15     $   806,607     $ 2,500,000    $2,500,000    $ 2,500,000
    20     $ 1,236,005     $ 2,500,000    $2,500,000    $ 3,056,960
    25     $ 1,784,039     $ 2,500,000    $2,500,000    $ 4,753,271
    30     $ 2,483,484     $ 2,500,000    $2,500,000    $ 7,225,692
    35     $ 3,376,173     $ 2,500,000    $2,755,643    $10,947,809
    40     $ 4,515,496     $ 2,500,000    $3,344,459    $16,568,179
    45     $ 5,969,592              **    $4,034,693    $25,157,965
    50     $ 7,825,428              **    $4,801,186    $37,965,986
    55     $10,193,998              **    $5,685,576    $57,376,916



                       Account Value                       Net Cash Surrender Value
         ----------------------------------------- -----------------------------------------
                Assuming Hypothetical Gross               Assuming Hypothetical Gross
               Annual Investment Return of:              Annual Investment Return of:
 End of  ----------------------------------------- -----------------------------------------
 Policy
  Year      0% Gross      6% Gross     12% Gross      0% Gross      6% Gross     12% Gross
-------- ------------- ------------- ------------- ------------- ------------- -------------
     1     $  28,510    $   30,314    $    32,121    $  32,355    $   34,159    $    35,965
     2     $  55,593    $   60,933    $    66,491    $  61,745    $   67,085    $    72,642
     3     $  81,126    $   91,722    $   103,192    $  88,047    $   98,643    $   110,113
     4     $ 105,299    $  122,865    $   142,651    $ 111,450    $  129,016    $   148,803
     5     $ 130,162    $  156,538    $   187,446    $ 135,160    $  161,536    $   192,445
     6     $ 154,427    $  191,541    $   236,802    $ 157,759    $  194,873    $   240,134
     7     $ 178,374    $  228,170    $   291,385    $ 180,040    $  229,836    $   293,051
     8     $ 201,938    $  266,433    $   351,683    $ 201,938    $  266,433    $   351,683
     9     $ 225,329    $  306,613    $   418,509    $ 225,329    $  306,613    $   418,509
    10     $ 248,659    $  348,907    $   492,659    $ 248,659    $  348,907    $   492,659
    15     $ 350,607    $  581,291    $   989,253    $ 350,607    $  581,291    $   989,253
    20     $ 432,558    $  860,893    $ 1,801,603    $ 432,558    $  860,893    $ 1,801,603
    25     $ 491,207    $1,209,350    $ 3,130,241    $ 491,207    $1,209,350    $ 3,130,241
    30     $ 498,921    $1,632,452    $ 5,244,750    $ 498,921    $1,632,452    $ 5,244,750
    35     $ 430,844    $2,164,174    $ 8,597,981    $ 430,844    $2,164,174    $ 8,597,981
    40     $ 219,792    $2,801,289    $13,877,359    $ 219,792    $2,801,289    $13,877,359
    45            **    $3,548,543    $22,126,618           **    $3,548,543    $22,126,618
    50            **    $4,420,982    $34,959,472           **    $4,420,982    $34,959,472
    55            **    $5,550,153    $56,010,265           **    $5,550,153    $56,010,265



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The net death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


II-2 Appendix II: Hypothetical illustrations

INCENTIVE LIFE COLI '04
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600*
USING CURRENT CHARGES
USING THE GUIDELINE PREMIUM TEST




                                        Death Benefit
                         -------------------------------------------
             Premiums            Assuming Hypothetical Gross
 End of    Accumulated          Annual Investment Return of:
 Policy   At 5% Interest -------------------------------------------
  Year       Per Year        0% Gross       6% Gross     12% Gross
-------- --------------- --------------- ------------- -------------
     1     $    37,380     $ 2,500,000    $2,500,000    $ 2,500,000
     2     $    76,629     $ 2,500,000    $2,500,000    $ 2,500,000
     3     $   117,840     $ 2,500,000    $2,500,000    $ 2,500,000
     4     $   161,112     $ 2,500,000    $2,500,000    $ 2,500,000
     5     $   206,548     $ 2,500,000    $2,500,000    $ 2,500,000
     6     $   254,256     $ 2,500,000    $2,500,000    $ 2,500,000
     7     $   304,348     $ 2,500,000    $2,500,000    $ 2,500,000
     8     $   356,946     $ 2,500,000    $2,500,000    $ 2,500,000
     9     $   412,173     $ 2,500,000    $2,500,000    $ 2,500,000
    10     $   470,162     $ 2,500,000    $2,500,000    $ 2,500,000
    15     $   806,607     $ 2,500,000    $2,500,000    $ 2,500,000
    20     $ 1,236,005     $ 2,500,000    $2,500,000    $ 2,500,000
    25     $ 1,784,039     $ 2,500,000    $2,500,000    $ 3,693,215
    30     $ 2,483,484     $ 2,500,000    $2,500,000    $ 5,822,373
    35     $ 3,376,173     $ 2,500,000    $2,500,000    $ 9,608,126
    40     $ 4,515,496     $ 2,500,000    $3,028,925    $15,939,126
    45     $ 5,969,592              **    $3,941,915    $26,140,035
    50     $ 7,825,428              **    $5,022,371    $42,322,018
    55     $10,193,998              **    $6,121,409    $65,978,422



                       Account Value                       Net Cash Surrender Value
         ----------------------------------------- -----------------------------------------
                Assuming Hypothetical Gross               Assuming Hypothetical Gross
               Annual Investment Return of:              Annual Investment Return of:
 End of  ----------------------------------------- -----------------------------------------
 Policy
  Year      0% Gross      6% Gross     12% Gross      0% Gross      6% Gross     12% Gross
-------- ------------- ------------- ------------- ------------- ------------- -------------
     1     $  28,510    $   30,314    $    32,121    $  32,355    $   34,159    $    35,965
     2     $  55,593    $   60,933    $    66,491    $  61,745    $   67,085    $    72,642
     3     $  81,126    $   91,722    $   103,192    $  88,047    $   98,643    $   110,113
     4     $ 105,299    $  122,865    $   142,651    $ 111,450    $  129,016    $   148,803
     5     $ 130,162    $  156,538    $   187,446    $ 135,160    $  161,536    $   192,445
     6     $ 154,427    $  191,541    $   236,802    $ 157,759    $  194,873    $   240,134
     7     $ 178,374    $  228,170    $   291,385    $ 180,040    $  229,836    $   293,051
     8     $ 201,938    $  266,433    $   351,683    $ 201,938    $  266,433    $   351,683
     9     $ 225,329    $  306,613    $   418,509    $ 225,329    $  306,613    $   418,509
    10     $ 248,659    $  348,907    $   492,659    $ 248,659    $  348,907    $   492,659
    15     $ 350,607    $  581,291    $   989,253    $ 350,607    $  581,291    $   989,253
    20     $ 432,558    $  860,893    $ 1,805,284    $ 432,558    $  860,893    $ 1,805,284
    25     $ 491,207    $1,209,350    $ 3,183,806    $ 491,207    $1,209,350    $ 3,183,806
    30     $ 498,921    $1,632,452    $ 5,441,470    $ 498,921    $1,632,452    $ 5,441,470
    35     $ 430,844    $2,171,723    $ 9,150,597    $ 430,844    $2,171,723    $ 9,150,597
    40     $ 219,792    $2,884,691    $15,180,120    $ 219,792    $2,884,691    $15,180,120
    45            **    $3,754,205    $24,895,271           **    $3,754,205    $24,895,271
    50            **    $4,783,210    $40,306,684           **    $4,783,210    $40,306,684
    55            **    $6,060,801    $65,325,170           **    $6,060,801    $65,325,170



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The net death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                    Appendix II: Hypothetical illustrations II-3

INCENTIVE LIFE COLI '04
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600*
USING GUARANTEED CHARGES
USING THE CASH VALUE ACCUMULATION TEST




                                         Death Benefit
                         ---------------------------------------------
             Premiums             Assuming Hypothetical Gross
 End of    Accumulated           Annual Investment Return of:
 Policy   At 5% Interest ---------------------------------------------
  Year       Per Year        0% Gross        6% Gross      12% Gross
-------- --------------- --------------- --------------- -------------
     1     $    37,380     $ 2,500,000     $ 2,500,000    $ 2,500,000
     2     $    76,629     $ 2,500,000     $ 2,500,000    $ 2,500,000
     3     $   117,840     $ 2,500,000     $ 2,500,000    $ 2,500,000
     4     $   161,112     $ 2,500,000     $ 2,500,000    $ 2,500,000
     5     $   206,548     $ 2,500,000     $ 2,500,000    $ 2,500,000
     6     $   254,256     $ 2,500,000     $ 2,500,000    $ 2,500,000
     7     $   304,348     $ 2,500,000     $ 2,500,000    $ 2,500,000
     8     $   356,946     $ 2,500,000     $ 2,500,000    $ 2,500,000
     9     $   412,173     $ 2,500,000     $ 2,500,000    $ 2,500,000
    10     $   470,162     $ 2,500,000     $ 2,500,000    $ 2,500,000
    15     $   806,607     $ 2,500,000     $ 2,500,000    $ 2,500,000
    20     $ 1,236,005     $ 2,500,000     $ 2,500,000    $ 2,500,000
    25     $ 1,784,039              **     $ 2,500,000    $ 2,509,498
    30     $ 2,483,484              **     $         0    $ 3,650,894
    35     $ 3,376,173              **              **    $ 5,146,607
    40     $ 4,515,496              **              **    $ 7,121,405
    45     $ 5,969,592              **              **    $ 9,743,519
    50     $ 7,825,428              **              **    $13,267,199
    55     $10,193,998              **              **    $17,896,924



                       Account Value                       Net Cash Surrender Value
         ----------------------------------------- -----------------------------------------
                Assuming Hypothetical Gross               Assuming Hypothetical Gross
               Annual Investment Return of:              Annual Investment Return of:
 End of  ----------------------------------------- -----------------------------------------
 Policy
  Year      0% Gross      6% Gross     12% Gross      0% Gross      6% Gross     12% Gross
-------- ------------- ------------- ------------- ------------- ------------- -------------
     1     $  20,503     $  22,051    $    23,605    $  24,348     $  25,896    $    27,450
     2     $  39,768     $  44,114    $    48,657    $  45,920     $  50,266    $    54,809
     3     $  57,778     $  66,157    $    75,273    $  64,699     $  73,077    $    82,194
     4     $  74,519     $  88,146    $   103,587    $  80,671     $  94,298    $   109,739
     5     $  92,011     $ 112,211    $   136,037    $  97,009     $ 117,209    $   141,035
     6     $ 108,347     $ 136,500    $   171,077    $ 111,679     $ 139,832    $   174,409
     7     $ 123,120     $ 160,557    $   208,469    $ 124,786     $ 162,223    $   210,135
     8     $ 136,201     $ 184,234    $   248,351    $ 136,201     $ 184,234    $   248,351
     9     $ 147,389     $ 207,311    $   290,815    $ 147,389     $ 207,311    $   290,815
    10     $ 156,487     $ 229,560    $   335,984    $ 156,487     $ 229,560    $   335,984
    15     $ 166,412     $ 322,861    $   612,509    $ 166,412     $ 322,861    $   612,509
    20     $  95,516     $ 360,468    $ 1,011,563    $  95,516     $ 360,468    $ 1,011,563
    25            **     $ 273,199    $ 1,652,616           **     $ 273,199    $ 1,652,616
    30            **     $       0    $ 2,649,992           **     $       0    $ 2,649,992
    35            **            **    $ 4,041,944           **            **    $ 4,041,944
    40            **            **    $ 5,964,826           **            **    $ 5,964,826
    45            **            **    $ 8,569,498           **            **    $ 8,569,498
    50            **            **    $12,216,574           **            **    $12,216,574
    55            **            **    $17,470,641           **            **    $17,470,641



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The net death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


II-4 Appendix II: Hypothetical illustrations

INCENTIVE LIFE COLI '04
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS LEVEL
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600*
USING GUARANTEED CHARGES
USING THE GUIDELINE PREMIUM TEST




                                         Death Benefit
                         ---------------------------------------------
             Premiums             Assuming Hypothetical Gross
 End of    Accumulated           Annual Investment Return of:
 Policy   At 5% Interest ---------------------------------------------
  Year       Per Year        0% Gross        6% Gross      12% Gross
-------- --------------- --------------- --------------- -------------
     1     $    37,380     $ 2,500,000     $ 2,500,000    $ 2,500,000
     2     $    76,629     $ 2,500,000     $ 2,500,000    $ 2,500,000
     3     $   117,840     $ 2,500,000     $ 2,500,000    $ 2,500,000
     4     $   161,112     $ 2,500,000     $ 2,500,000    $ 2,500,000
     5     $   206,548     $ 2,500,000     $ 2,500,000    $ 2,500,000
     6     $   254,256     $ 2,500,000     $ 2,500,000    $ 2,500,000
     7     $   304,348     $ 2,500,000     $ 2,500,000    $ 2,500,000
     8     $   356,946     $ 2,500,000     $ 2,500,000    $ 2,500,000
     9     $   412,173     $ 2,500,000     $ 2,500,000    $ 2,500,000
    10     $   470,162     $ 2,500,000     $ 2,500,000    $ 2,500,000
    15     $   806,607     $ 2,500,000     $ 2,500,000    $ 2,500,000
    20     $ 1,236,005     $ 2,500,000     $ 2,500,000    $ 2,500,000
    25     $ 1,784,039     $ 2,500,000     $ 2,500,000    $ 2,732,180
    30     $ 2,483,484              **     $ 2,500,000    $ 4,279,666
    35     $ 3,376,173              **     $ 2,500,000    $ 6,991,985
    40     $ 4,515,496              **              **    $11,358,304
    45     $ 5,969,592              **              **    $17,983,501
    50     $ 7,825,428              **              **    $27,639,809
    55     $10,193,998              **              **    $40,061,026



                       Account Value                       Net Cash Surrender Value
         ----------------------------------------- -----------------------------------------
                Assuming Hypothetical Gross               Assuming Hypothetical Gross
               Annual Investment Return of:              Annual Investment Return of:
 End of  ----------------------------------------- -----------------------------------------
 Policy
  Year      0% Gross      6% Gross     12% Gross      0% Gross      6% Gross     12% Gross
-------- ------------- ------------- ------------- ------------- ------------- -------------
     1     $  23,664     $  25,312    $    26,965    $  27,509     $  29,157    $    30,810
     2     $  46,328     $  51,073    $    56,021    $  52,480     $  57,224    $    62,173
     3     $  67,972     $  77,263    $    87,344    $  74,893     $  84,184    $    94,265
     4     $  88,529     $ 103,819    $   121,083    $  94,680     $ 109,971    $   127,235
     5     $ 110,107     $ 132,978    $   159,838    $ 115,105     $ 137,976    $   164,836
     6     $ 130,848     $ 162,968    $   202,217    $ 134,180     $ 166,300    $   205,549
     7     $ 150,350     $ 193,364    $   248,078    $ 152,016     $ 195,030    $   249,744
     8     $ 168,529     $ 224,093    $   297,715    $ 168,529     $ 224,093    $   297,715
     9     $ 185,257     $ 255,040    $   351,422    $ 185,257     $ 255,040    $   351,422
    10     $ 200,364     $ 286,045    $   409,496    $ 200,364     $ 286,045    $   409,496
    15     $ 248,641     $ 439,372    $   783,233    $ 248,641     $ 439,372    $   783,233
    20     $ 234,490     $ 575,009    $ 1,363,789    $ 234,490     $ 575,009    $ 1,363,789
    25     $ 112,159     $ 660,111    $ 2,355,327    $ 112,159     $ 660,111    $ 2,355,327
    30            **     $ 606,605    $ 3,999,688           **     $ 606,605    $ 3,999,688
    35            **     $ 174,898    $ 6,659,033           **     $ 174,898    $ 6,659,033
    40            **            **    $10,817,432           **            **    $10,817,432
    45            **            **    $17,127,144           **            **    $17,127,144
    50            **            **    $26,323,628           **            **    $26,323,628
    55            **            **    $39,664,382           **            **    $39,664,382



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The net death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                    Appendix II: Hypothetical illustrations II-5

INCENTIVE LIFE COLI '04
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600*
USING CURRENT CHARGES
USING THE CASH VALUE ACCUMULATION TEST




                                         Death Benefit
                         ---------------------------------------------
             Premiums             Assuming Hypothetical Gross
 End of    Accumulated           Annual Investment Return of:
 Policy   At 5% Interest ---------------------------------------------
  Year       Per Year        0% Gross        6% Gross      12% Gross
-------- --------------- --------------- --------------- -------------
     1     $    37,380     $ 2,532,310     $ 2,534,112    $ 2,535,916
     2     $    76,629     $ 2,561,592     $ 2,566,917    $ 2,572,459
     3     $   117,840     $ 2,587,698     $ 2,598,246    $ 2,609,663
     4     $   161,112     $ 2,610,810     $ 2,628,259    $ 2,647,913
     5     $   206,548     $ 2,634,109     $ 2,660,244    $ 2,690,867
     6     $   254,256     $ 2,656,193     $ 2,692,872    $ 2,737,593
     7     $   304,348     $ 2,677,891     $ 2,726,977    $ 2,789,270
     8     $   356,946     $ 2,699,136     $ 2,762,548    $ 2,846,328
     9     $   412,173     $ 2,721,819     $ 2,801,540    $ 2,911,219
    10     $   470,162     $ 2,744,399     $ 2,842,490    $ 2,983,041
    15     $   806,607     $ 2,840,183     $ 3,062,208    $ 3,454,129
    20     $ 1,236,005     $ 2,911,805     $ 3,314,480    $ 4,199,347
    25     $ 1,784,039     $ 2,952,908     $ 3,604,260    $ 5,405,535
    30     $ 2,483,484     $ 2,930,275     $ 3,896,480    $ 7,311,647
    35     $ 3,376,173     $ 2,817,876     $ 4,157,014    $10,330,729
    40     $ 4,515,496     $ 2,557,127     $ 4,304,224    $15,098,901
    45     $ 5,969,592              **     $ 4,189,653    $22,847,621
    50     $ 7,825,428              **     $ 3,534,297    $34,502,072
    55     $10,193,998              **              **    $52,855,701



                        Account Value                         Net Cash Surrender Value
         ------------------------------------------- -------------------------------------------
                 Assuming Hypothetical Gross                 Assuming Hypothetical Gross
                Annual Investment Return of:                Annual Investment Return of:
 End of  ------------------------------------------- -------------------------------------------
 Policy
  Year      0% Gross       6% Gross      12% Gross      0% Gross       6% Gross      12% Gross
-------- ------------- --------------- ------------- ------------- --------------- -------------
     1     $  28,465     $    30,267    $    32,071    $  32,310     $    34,112    $    35,916
     2     $  55,440     $    60,765    $    66,307    $  61,592     $    66,917    $    72,459
     3     $  80,777     $    91,325    $   102,743    $  87,698     $    98,246    $   109,663
     4     $ 104,659     $   122,108    $   141,761    $ 110,810     $   128,259    $   147,913
     5     $ 129,111     $   155,246    $   185,869    $ 134,109     $   160,244    $   190,867
     6     $ 152,861     $   189,540    $   234,260    $ 156,193     $   192,872    $   237,593
     7     $ 176,225     $   225,311    $   287,603    $ 177,891     $   226,977    $   289,270
     8     $ 199,136     $   262,548    $   346,328    $ 199,136     $   262,548    $   346,328
     9     $ 221,819     $   301,540    $   411,219    $ 221,819     $   301,540    $   411,219
    10     $ 244,399     $   342,490    $   483,041    $ 244,399     $   342,490    $   483,041
    15     $ 340,183     $   562,208    $   954,129    $ 340,183     $   562,208    $   954,129
    20     $ 411,805     $   814,480    $ 1,699,347    $ 411,805     $   814,480    $ 1,699,347
    25     $ 452,908     $ 1,104,260    $ 2,905,535    $ 452,908     $ 1,104,260    $ 2,905,535
    30     $ 430,275     $ 1,396,480    $ 4,811,647    $ 430,275     $ 1,396,480    $ 4,811,647
    35     $ 317,876     $ 1,657,014    $ 7,830,729    $ 317,876     $ 1,657,014    $ 7,830,729
    40     $  57,127     $ 1,804,224    $12,598,901    $  57,127     $ 1,804,224    $12,598,901
    45            **     $ 1,689,653    $20,094,653           **     $ 1,689,653    $20,094,653
    50            **     $ 1,034,297    $31,769,864           **     $ 1,034,297    $31,769,864
    55            **              **    $50,355,701           **              **    $50,355,701



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The net death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


II-6 Appendix II: Hypothetical illustrations

INCENTIVE LIFE COLI '04
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600*
USING CURRENT CHARGES
USING THE GUIDELINE PREMIUM TEST




                                         Death Benefit
                         ---------------------------------------------
             Premiums             Assuming Hypothetical Gross
 End of    Accumulated           Annual Investment Return of:
 Policy   At 5% Interest ---------------------------------------------
  Year       Per Year        0% Gross        6% Gross      12% Gross
-------- --------------- --------------- --------------- -------------
     1     $    37,380     $ 2,532,310     $ 2,534,112    $ 2,535,916
     2     $    76,629     $ 2,561,592     $ 2,566,917    $ 2,572,459
     3     $   117,840     $ 2,587,698     $ 2,598,246    $ 2,609,663
     4     $   161,112     $ 2,610,810     $ 2,628,259    $ 2,647,913
     5     $   206,548     $ 2,634,109     $ 2,660,244    $ 2,690,867
     6     $   254,256     $ 2,656,193     $ 2,692,872    $ 2,737,593
     7     $   304,348     $ 2,677,891     $ 2,726,977    $ 2,789,270
     8     $   356,946     $ 2,699,136     $ 2,762,548    $ 2,846,328
     9     $   412,173     $ 2,721,819     $ 2,801,540    $ 2,911,219
    10     $   470,162     $ 2,744,399     $ 2,842,490    $ 2,983,041
    15     $   806,607     $ 2,840,183     $ 3,062,208    $ 3,454,129
    20     $ 1,236,005     $ 2,911,805     $ 3,314,480    $ 4,199,347
    25     $ 1,784,039     $ 2,952,908     $ 3,604,260    $ 5,405,535
    30     $ 2,483,484     $ 2,930,275     $ 3,896,480    $ 7,311,647
    35     $ 3,376,173     $ 2,817,876     $ 4,157,014    $10,330,729
    40     $ 4,515,496     $ 2,557,127     $ 4,304,224    $15,098,901
    45     $ 5,969,592              **     $ 4,189,653    $22,610,521
    50     $ 7,825,428              **     $ 3,534,297    $34,397,153
    55     $10,193,998              **              **    $53,066,795



                        Account Value                         Net Cash Surrender Value
         ------------------------------------------- -------------------------------------------
                 Assuming Hypothetical Gross                 Assuming Hypothetical Gross
                Annual Investment Return of:                Annual Investment Return of:
 End of  ------------------------------------------- -------------------------------------------
 Policy
  Year      0% Gross       6% Gross      12% Gross      0% Gross       6% Gross      12% Gross
-------- ------------- --------------- ------------- ------------- --------------- -------------
     1     $  28,465     $    30,267    $    32,071    $  32,310     $    34,112    $    35,916
     2     $  55,440     $    60,765    $    66,307    $  61,592     $    66,917    $    72,459
     3     $  80,777     $    91,325    $   102,743    $  87,698     $    98,246    $   109,663
     4     $ 104,659     $   122,108    $   141,761    $ 110,810     $   128,259    $   147,913
     5     $ 129,111     $   155,246    $   185,869    $ 134,109     $   160,244    $   190,867
     6     $ 152,861     $   189,540    $   234,260    $ 156,193     $   192,872    $   237,593
     7     $ 176,225     $   225,311    $   287,603    $ 177,891     $   226,977    $   289,270
     8     $ 199,136     $   262,548    $   346,328    $ 199,136     $   262,548    $   346,328
     9     $ 221,819     $   301,540    $   411,219    $ 221,819     $   301,540    $   411,219
    10     $ 244,399     $   342,490    $   483,041    $ 244,399     $   342,490    $   483,041
    15     $ 340,183     $   562,208    $   954,129    $ 340,183     $   562,208    $   954,129
    20     $ 411,805     $   814,480    $ 1,699,347    $ 411,805     $   814,480    $ 1,699,347
    25     $ 452,908     $ 1,104,260    $ 2,905,535    $ 452,908     $ 1,104,260    $ 2,905,535
    30     $ 430,275     $ 1,396,480    $ 4,811,647    $ 430,275     $ 1,396,480    $ 4,811,647
    35     $ 317,876     $ 1,657,014    $ 7,830,729    $ 317,876     $ 1,657,014    $ 7,830,729
    40     $  57,127     $ 1,804,224    $12,598,901    $  57,127     $ 1,804,224    $12,598,901
    45            **     $ 1,689,653    $20,110,521           **     $ 1,689,653    $20,110,521
    50            **     $ 1,034,297    $31,897,153           **     $ 1,034,297    $31,897,153
    55            **              **    $50,566,795           **              **    $50,566,795



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The net death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                    Appendix II: Hypothetical illustrations II-7

INCENTIVE LIFE COLI '04
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600*
USING GUARANTEED CHARGES
USING THE CASH VALUE ACCUMULATION TEST




                                          Death Benefit
                         -----------------------------------------------
             Premiums              Assuming Hypothetical Gross
 End of    Accumulated            Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------------
  Year       Per Year        0% Gross        6% Gross       12% Gross
-------- --------------- --------------- --------------- ---------------
     1     $    37,380     $ 2,524,210     $ 2,525,749     $ 2,527,295
     2     $    76,629     $ 2,545,526     $ 2,549,832     $ 2,554,333
     3     $   117,840     $ 2,563,931     $ 2,572,198     $ 2,581,193
     4     $   161,112     $ 2,579,411     $ 2,592,797     $ 2,607,963
     5     $   206,548     $ 2,595,121     $ 2,614,870     $ 2,638,155
     6     $   254,256     $ 2,609,014     $ 2,636,394     $ 2,670,004
     7     $   304,348     $ 2,621,186     $ 2,657,385     $ 2,703,679
     8     $   356,946     $ 2,631,495     $ 2,677,644     $ 2,739,182
     9     $   412,173     $ 2,641,380     $ 2,698,538     $ 2,778,087
    10     $   470,162     $ 2,648,963     $ 2,718,103     $ 2,818,638
    15     $   806,607     $ 2,648,282     $ 2,788,004     $ 3,045,975
    20     $ 1,236,005     $ 2,564,291     $ 2,778,037     $ 3,303,362
    25     $ 1,784,039              **     $ 2,610,614     $ 3,552,050
    30     $ 2,483,484              **              **     $ 3,668,318
    35     $ 3,376,173              **              **     $ 3,364,824
    40     $ 4,515,496              **              **     $         0
    45     $ 5,969,592              **              **              **
    50     $ 7,825,428              **              **              **
    55     $10,193,998              **              **              **



                        Account Value                         Net Cash Surrender Value
         ------------------------------------------- -------------------------------------------
                 Assuming Hypothetical Gross                 Assuming Hypothetical Gross
                Annual Investment Return of:                Annual Investment Return of:
 End of  ------------------------------------------- -------------------------------------------
 Policy
  Year      0% Gross      6% Gross      12% Gross       0% Gross      6% Gross      12% Gross
-------- ------------- ------------- --------------- ------------- ------------- ---------------
     1     $  20,365     $  21,905     $    23,451     $  24,210     $  25,749     $    27,295
     2     $  39,374     $  43,681     $    48,182     $  45,526     $  49,832     $    54,333
     3     $  57,010     $  65,277     $    74,272     $  63,931     $  72,198     $    81,193
     4     $  73,260     $  86,646     $   101,811     $  79,411     $  92,797     $   107,963
     5     $  90,123     $ 109,871     $   133,156     $  95,121     $ 114,870     $   138,155
     6     $ 105,682     $ 133,062     $   166,671     $ 109,014     $ 136,394     $   170,004
     7     $ 119,520     $ 155,719     $   202,013     $ 121,186     $ 157,385     $   203,679
     8     $ 131,495     $ 177,644     $   239,182     $ 131,495     $ 177,644     $   239,182
     9     $ 141,380     $ 198,538     $   278,087     $ 141,380     $ 198,538     $   278,087
    10     $ 148,963     $ 218,103     $   318,638     $ 148,963     $ 218,103     $   318,638
    15     $ 148,282     $ 288,004     $   545,975     $ 148,282     $ 288,004     $   545,975
    20     $  64,291     $ 278,037     $   803,362     $  64,291     $ 278,037     $   803,362
    25            **     $ 110,614     $ 1,052,050            **     $ 110,614     $ 1,052,050
    30            **            **     $ 1,168,318            **            **     $ 1,168,318
    35            **            **     $   864,824            **            **     $   864,824
    40            **            **     $         0            **            **     $         0
    45            **            **              **            **            **              **
    50            **            **              **            **            **              **
    55            **            **              **            **            **              **



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The net death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



II-8 Appendix II: Hypothetical illustrations

INCENTIVE LIFE COLI '04
$2,500,000 FACE AMOUNT


MALE, ISSUE AGE 45, GUARANTEED ISSUE NON-TOBACCO USER UNDERWRITING RISK CLASS


INITIAL DEATH BENEFIT OPTION IS INCREASING
INITIAL ANNUAL PLANNED PERIODIC PREMIUM: $35,600*
USING GUARANTEED CHARGES
USING THE GUIDELINE PREMIUM TEST




                                          Death Benefit
                         -----------------------------------------------
             Premiums              Assuming Hypothetical Gross
 End of    Accumulated            Annual Investment Return of:
 Policy   At 5% Interest -----------------------------------------------
  Year       Per Year        0% Gross        6% Gross       12% Gross
-------- --------------- --------------- --------------- ---------------
     1     $    37,380     $ 2,527,405     $ 2,529,047     $ 2,530,694
     2     $    76,629     $ 2,552,178     $ 2,556,892     $ 2,561,809
     3     $   117,840     $ 2,574,295     $ 2,583,500     $ 2,593,488
     4     $   161,112     $ 2,593,686     $ 2,608,788     $ 2,625,838
     5     $   206,548     $ 2,613,597     $ 2,636,113     $ 2,662,549
     6     $   254,256     $ 2,632,029     $ 2,663,537     $ 2,702,020
     7     $   304,348     $ 2,649,079     $ 2,691,105     $ 2,744,530
     8     $   356,946     $ 2,664,649     $ 2,718,695     $ 2,790,252
     9     $   412,173     $ 2,680,248     $ 2,747,789     $ 2,840,982
    10     $   470,162     $ 2,694,016     $ 2,776,482     $ 2,895,154
    15     $   806,607     $ 2,731,976     $ 2,908,416     $ 3,225,671
    20     $ 1,236,005     $ 2,700,560     $ 2,994,346     $ 3,672,545
    25     $ 1,784,039     $ 2,557,357     $ 2,973,222     $ 4,264,007
    30     $ 2,483,484              **     $ 2,725,087     $ 4,976,981
    35     $ 3,376,173              **              **     $ 5,698,636
    40     $ 4,515,496              **              **     $ 6,198,192
    45     $ 5,969,592              **              **     $ 5,892,071
    50     $ 7,825,428              **              **     $ 3,807,391
    55     $10,193,998              **              **              **



                        Account Value                         Net Cash Surrender Value
         ------------------------------------------- -------------------------------------------
                 Assuming Hypothetical Gross                 Assuming Hypothetical Gross
                Annual Investment Return of:                Annual Investment Return of:
 End of  ------------------------------------------- -------------------------------------------
 Policy
  Year      0% Gross      6% Gross      12% Gross       0% Gross      6% Gross      12% Gross
-------- ------------- ------------- --------------- ------------- ------------- ---------------
     1     $  23,560     $  25,202     $    26,849     $  27,405     $  29,047     $    30,694
     2     $  46,026     $  50,740     $    55,657     $  52,178     $  56,892     $    61,809
     3     $  67,375     $  76,580     $    86,567     $  74,295     $  83,500     $    93,488
     4     $  87,534     $ 102,637     $   119,686     $  93,686     $ 108,788     $   125,838
     5     $ 108,599     $ 131,115     $   157,551     $ 113,597     $ 136,113     $   162,549
     6     $ 128,697     $ 160,205     $   198,688     $ 132,029     $ 163,537     $   202,020
     7     $ 147,413     $ 189,438     $   242,864     $ 149,079     $ 191,105     $   244,530
     8     $ 164,649     $ 218,695     $   290,252     $ 164,649     $ 218,695     $   290,252
     9     $ 180,248     $ 247,789     $   340,982     $ 180,248     $ 247,789     $   340,982
    10     $ 194,016     $ 276,482     $   395,154     $ 194,016     $ 276,482     $   395,154
    15     $ 231,976     $ 408,416     $   725,671     $ 231,976     $ 408,416     $   725,671
    20     $ 200,560     $ 494,346     $ 1,172,545     $ 200,560     $ 494,346     $ 1,172,545
    25     $  57,357     $ 473,222     $ 1,764,007     $  57,357     $ 473,222     $ 1,764,007
    30            **     $ 225,087     $ 2,476,981            **     $ 225,087     $ 2,476,981
    35            **            **     $ 3,198,636            **            **     $ 3,198,636
    40            **            **     $ 3,698,192            **            **     $ 3,698,192
    45            **            **     $ 3,392,071            **            **     $ 3,392,071
    50            **            **     $ 1,307,391            **            **     $ 1,307,391
    55            **            **              **            **            **              **



----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

** Policy lapses unless additional payments are made.


The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The net death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                    Appendix II: Hypothetical illustrations II-9

Requesting more information

--------------------------------------------------------------------------------


The Statement of Additional Information ("SAI"), dated May 1, 2004, is incorporated into this Prospectus by reference and is available upon request free of charge by calling our toll free number at 888-855-5100 and requesting to speak with a Customer Service Representative. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.


You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reading Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 450 5th Street, N.W., Washington, D.C. 20549-0102. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-942-8090.


STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS



                                                                           Page
Ways we pay policy proceeds.................................................2
How we market the policies..................................................2
Legal proceedings...........................................................2

Insurance regulation that applies to Equitable Life.........................2
Equitable Life's pending name change........................................2
Custodian and independent auditors..........................................2
Financial statements........................................................2






























                                                                       811-04335

IL COLI(SM)
IL COLI(SM) `04

A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.


STATEMENT OF ADDITIONAL INFORMATION DATED
MAY 1, 2004


--------------------------------------------------------------------------------


This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related IL COLI(SM) prospectus, dated May 1, 2004. That prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Each variable investment option is a subaccount of Equitable Life's Separate Account FP. Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor. The guaranteed interest options are part of Equitable Life's general account. Definitions of special terms used in the SAI are found in the prospectus.


A copy of the prospectus is available free of charge by writing the Administrative office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling toll free, 1-888-855-5100, or by contacting your financial professional.

TABLE OF CONTENTS
Ways we pay policy proceeds...............................................2

Distribution of the policies..............................................2

Legal proceedings.........................................................2
Insurance regulation that applies to Equitable Life.......................2

Equitable Life's pending name change......................................2
Custodian and independent auditors........................................2
Financial statements......................................................2

Copyright 2004 The Equitable Life Assurance Society of the United States, New
                             York, New York 10104.
All rights reserved. IL COLI(SM) is a service mark of The Equitable Life
                    Assurance Society of the United States.



                                                                          x00710

WAYS WE PAY POLICY PROCEEDS

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.



DISTRIBUTION OF THE POLICIES

AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and Equitable Life. For each of the years 2003, 2002 and 2001, AXA Advisors was paid an administrative services fee of $325,380. Equitable Life paid AXA Advisors as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Equitable Life separate accounts, including Separate Account FP, $562,696,578 in 2003, $536,113,253 in 2002 and $543,488,990 in
2001. Of these, AXA Advisors retained $287,344,634, $283,213,274 and
$277,057,837, respectively.

Under a distribution agreement between AXA Distributors, LLC and Equitable Life and certain of Equitable Life's separate accounts, including Separate Account FP. Equitable Life paid AXA Distributors (or EDI, as applicable) as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Equitable Life separate accounts, including Separate Account FP, $429,871,011 in 2003, $228,077,343 in 2002 and
$219,355,297 in 2001. Of these, AXA Distributors (or EDI, as applicable) retained $84,547,116, $59,543,803, and $91,443,554, respectively.

The offering of the policies is intended to be continous.



LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policyowner's interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the policies, or the distribution of the policies.


INSURANCE REGULATION THAT APPLIES TO EQUITABLE LIFE

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.



EQUITABLE LIFE'S PENDING NAME CHANGE

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."


CUSTODIAN AND INDEPENDENT AUDITORS

Equitable Life is the custodian for shares of the Trusts owned by Separate Account FP.

The financial statements of Separate Account FP as of December 31, 2003 and for the periods ended December 31, 2003 and 2002, and the consolidated financial statements of Equitable Life as of December 31, 2003 and 2002, and for each of the three years ended December 31, 2003 incorporated in this SAI have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.



FINANCIAL STATEMENTS

The consolidated financial statements of Equitable Life included herein should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the policies.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP
INDEX TO FINANCIAL STATEMENTS


Report of Independent Auditors............................................A-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 2003................A-3
   Statements of Operations for the Years Ended December 31, 2003, 2002
    and 2001..............................................................A-19
   Statements of Changes in Net Assets for the Years Ended December 31,
    2003, 2002 and 2001...................................................A-41
   Notes to Financial Statements..........................................A-64


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Auditors............................................F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2003 and 2002................F-2
   Consolidated Statements of Earnings, Years Ended December 31, 2003,
    2002 and 2001.........................................................F-3
   Consolidated Statements of Shareholder's Equity and Comprehensive
    Income, Years Ended December 31, 2003, 2002 and 2001..................F-4
   Consolidated Statements of Cash Flows, Years Ended December 31,
    2003, 2002 and 2001...................................................F-5
   Notes to Consolidated Financial Statements.............................F-7

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and Contractowners of Separate Account FP of The Equitable Life Assurance Society of the United States



In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the separate Variable Investment Options, as listed in Note 1 to such financial statements, of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP at December 31, 2003, the results of each their operations and the changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments in The Trusts at December 31, 2003 by correspondence with the transfer agent of The Trusts, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2004

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2003


                                                          AXA Aggressive  AXA Conservative   AXA Conservative-
                                                            Allocation       Allocation       Plus Allocation
                                                         --------------- ------------------ -------------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 568,111         $ 39,702           $ 175,940
Receivable for The Trusts shares sold ..................           --               --                  --
Receivable for policy-related transactions .............        9,902               11               3,932
                                                            ---------         --------           ---------
  Total assets .........................................    $ 578,013         $ 39,713           $ 179,872
                                                            ---------         --------           ---------
Liabilities:
Payable for The Trusts shares purchased ................        9,902               11               3,932
Payable for policy-related transactions ................           --               --                  --
                                                            ---------         --------           ---------
  Total liabilities ....................................        9,902               11               3,932
                                                            ---------         --------           ---------
Net Assets .............................................    $ 568,111         $ 39,702           $ 175,940
                                                            =========         ========           =========
Net Assets:
Accumulation Units .....................................    $ 567,941         $ 39,679           $ 175,825
Accumulation nonunitized ...............................           --               --                  --
Retained by Equitable Life in Separate Account FP ......          170               23                 115
                                                            ---------         --------           ---------
Total net assets .......................................    $ 568,111         $ 39,702           $ 175,940
                                                            =========         ========           =========
Investments in shares of The Trusts, at cost ...........    $ 558,329         $ 39,686           $ 173,888
The Trusts shares held
 Class A ...............................................       44,246            3,791              16,023
 Class B ...............................................        6,192                7                 485


                                                            AXA Moderate      AXA Moderate-     AXA Premier VIP
                                                             Allocation      Plus Allocation   Aggressive Equity
                                                         ------------------ ----------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 1,435,621,422      $ 1,283,899       $ 515,545,942
Receivable for The Trusts shares sold ..................          375,351               --               5,369
Receivable for policy-related transactions .............               --           20,343                  --
                                                          ---------------      -----------       -------------
  Total assets .........................................  $ 1,435,996,773      $ 1,304,242       $ 515,551,311
                                                          ---------------      -----------       -------------
Liabilities:
Payable for The Trusts shares purchased ................               --           20,343                  --
Payable for policy-related transactions ................        1,358,899               --             215,667
                                                          ---------------      -----------       -------------
  Total liabilities ....................................        1,358,899           20,343             215,667
                                                          ---------------      -----------       -------------
Net Assets .............................................  $ 1,434,637,874      $ 1,283,899       $ 515,335,644
                                                          ===============      ===========       =============
Net Assets:
Accumulation Units .....................................  $ 1,430,408,936      $ 1,283,264       $ 514,265,055
Accumulation nonunitized ...............................        3,181,373               --             881,720
Retained by Equitable Life in Separate Account FP ......        1,047,565              635             188,869
                                                          ---------------      -----------       -------------
Total net assets .......................................  $ 1,434,637,874      $ 1,283,899       $ 515,335,644
                                                          ===============      ===========       =============
Investments in shares of The Trusts, at cost ...........  $ 1,328,564,983      $ 1,249,889       $ 564,246,440
The Trusts shares held
 Class A ...............................................       93,659,376          100,465          22,396,890
 Class B ...............................................        4,484,782           14,439             575,853


                                                          AXA Premier VIP
                                                             Core Bond
                                                         -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 40,830,095
Receivable for The Trusts shares sold ..................              --
Receivable for policy-related transactions .............         120,659
                                                            ------------
  Total assets .........................................    $ 40,950,754
                                                            ------------
Liabilities:
Payable for The Trusts shares purchased ................         133,647
Payable for policy-related transactions ................              --
                                                            ------------
  Total liabilities ....................................         133,647
                                                            ------------
Net Assets .............................................    $ 40,817,107
                                                            ============
Net Assets:
Accumulation Units .....................................    $ 40,753,292
Accumulation nonunitized ...............................              --
Retained by Equitable Life in Separate Account FP ......          63,815
                                                            ------------
Total net assets .......................................    $ 40,817,107
                                                            ============
Investments in shares of The Trusts, at cost ...........    $ 40,913,469
The Trusts shares held
 Class A ...............................................         293,381
 Class B ...............................................       3,629,687

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                                                             AXA Premier VIP
                                                          AXA Premier VIP     AXA Premier     International
                                                            Health Care       High Yield         Equity
                                                         ----------------- ---------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 11,327,167    $ 204,663,798      $ 5,054,743
Receivable for The Trusts shares sold ..................              --               --               --
Receivable for policy-related transactions .............         209,891               --           15,363
                                                            ------------    -------------      -----------
  Total assets .........................................    $ 11,537,058    $ 204,663,798      $ 5,070,106
                                                            ------------    -------------      -----------
Liabilities:
Payable for The Trusts shares purchased ................         209,891           61,987           18,421
Payable for policy-related transactions ................              --            5,625               --
                                                            ------------    -------------      -----------
  Total liabilities ....................................         209,891           67,612           18,421
                                                            ------------    -------------      -----------
Net Assets .............................................    $ 11,327,167    $ 204,596,186      $ 5,051,685
                                                            ============    =============      ===========
Net Assets:
Accumulation Units .....................................    $ 11,290,362    $ 203,335,438      $ 5,047,067
Accumulation nonunitized ...............................              --          960,192               --
Retained by Equitable Life in Separate Account FP ......          36,805          300,557            4,618
                                                            ------------    -------------      -----------
Total net assets .......................................    $ 11,327,167    $ 204,596,186      $ 5,051,685
                                                            ============    =============      ===========
Investments in shares of The Trusts, at cost ...........    $ 10,185,737    $ 215,397,109      $ 4,601,597
The Trusts shares held
 Class A ...............................................          85,833       33,428,411          101,212
 Class B ...............................................       1,028,024        2,940,777          376,410


                                                          AXA Premier VIP                                        AXA Premier VIP
                                                             Large Cap       AXA Premier VIP   AXA Premier VIP    Small/Mid Cap
                                                            Core Equity     Large Cap Growth   Large Cap Value        Growth
                                                         ----------------- ------------------ ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 2,128,432        $ 6,551,707       $ 3,331,094       $ 8,228,639
Receivable for The Trusts shares sold ..................             --              8,407                --                --
Receivable for policy-related transactions .............         29,417                 --            17,992            71,901
                                                            -----------        -----------       -----------       -----------
  Total assets .........................................    $ 2,157,849        $ 6,560,114       $ 3,349,086       $ 8,300,540
                                                            -----------        -----------       -----------       -----------
Liabilities:
Payable for The Trusts shares purchased ................         29,417                 --            20,606            71,901
Payable for policy-related transactions ................             --              8,407                --                --
                                                            -----------        -----------       -----------       -----------
  Total liabilities ....................................         29,417              8,407            20,606            71,901
                                                            -----------        -----------       -----------       -----------
Net Assets .............................................    $ 2,128,432        $ 6,551,707       $ 3,328,480       $ 8,228,639
                                                            ===========        ===========       ===========       ===========
Net Assets:
Accumulation Units .....................................    $ 2,126,037        $ 6,541,237       $ 3,322,118       $ 8,217,520
Accumulation nonunitized ...............................             --                 --                --                --
Retained by Equitable Life in Separate Account FP ......          2,395             10,470             6,362            11,119
                                                            -----------        -----------       -----------       -----------
Total net assets .......................................    $ 2,128,432        $ 6,551,707       $ 3,328,480       $ 8,228,639
                                                            ===========        ===========       ===========       ===========
Investments in shares of The Trusts, at cost ...........    $ 1,978,543        $ 6,161,234       $ 3,012,832       $ 7,772,398
The Trusts shares held
 Class A ...............................................         85,936            132,950            69,612           211,030
 Class B ...............................................        129,229            595,517           254,488           733,208

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003

                                                                                                    AXA Rosenberg
                                                            AXA Premier VIP     AXA Premier VIP       VIT Value
                                                          Small/Mid Cap Value      Technology     Long/Short Equity
                                                         --------------------- ----------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value .....      $ 25,135,502        $ 8,225,069        $ 8,087,542
Receivable for The Trusts shares sold ..................                --                 --                 --
Receivable for policy-related transactions .............            19,560             42,578              3,972
                                                              ------------        -----------        -----------
  Total assets .........................................      $ 25,155,062        $ 8,267,647        $ 8,091,514
                                                              ------------        -----------        -----------
Liabilities:
Payable for The Trusts shares purchased ................            19,560             44,657              3,972
Payable for policy-related transactions ................                --                 --                 --
                                                              ------------        -----------        -----------
  Total liabilities ....................................            19,560             44,657              3,972
                                                              ------------        -----------        -----------
Net Assets .............................................      $ 25,135,502        $ 8,222,990        $ 8,087,542
                                                              ============        ===========        ===========
Net Assets:
Accumulation Units .....................................      $ 25,064,045        $ 8,212,267        $ 1,333,890
Accumulation nonunitized ...............................                --                 --                 --
Retained by Equitable Life in Separate Account FP ......            71,457             10,723          6,753,652
                                                              ------------        -----------        -----------
Total net assets .......................................      $ 25,135,502        $ 8,222,990        $ 8,087,542
                                                              ============        ===========        ===========
Investments in shares of The Trusts, at cost ...........      $ 21,238,146        $ 7,836,313        $ 8,354,651
The Trusts shares held
 Class A ...............................................           132,127            109,012                 --
 Class B ...............................................         2,273,392            822,649            838,957
                                                                                                                 EQ/Alliance
                                                                                                                Intermediate
                                                                           EQ/Alliance        EQ/Alliance        Government
                                                          Davis Value     Common Stock     Growth and Income     Securities
                                                         ------------- ------------------ ------------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....   $ 256,485    $ 2,269,562,563      $ 430,750,342     $ 192,999,750
Receivable for The Trusts shares sold ..................          --            408,355            349,110           286,132
Receivable for policy-related transactions .............          --                 --                 --                --
                                                           ---------    ---------------      -------------     -------------
  Total assets .........................................   $ 256,485    $ 2,269,970,918      $ 431,099,452     $ 193,285,882
                                                           ---------    ---------------      -------------     -------------
Liabilities:
Payable for The Trusts shares purchased ................          --                 --                 --                --
Payable for policy-related transactions ................          --          1,489,372            387,942           843,869
                                                           ---------    ---------------      -------------     -------------
  Total liabilities ....................................          --          1,489,372            387,942           843,869
                                                           ---------    ---------------      -------------     -------------
Net Assets .............................................   $ 256,485    $ 2,268,481,546      $ 430,711,510     $ 192,442,013
                                                           =========    ===============      =============     =============
Net Assets:
Accumulation Units .....................................   $ 253,944    $ 2,261,912,932      $ 430,080,180     $ 191,739,784
Accumulation nonunitized ...............................          --          5,961,381            246,768           314,450
Retained by Equitable Life in Separate Account FP ......       2,541            607,233            384,562           387,779
                                                           ---------    ---------------      -------------     -------------
Total net assets .......................................   $ 256,485    $ 2,268,481,546      $ 430,711,510     $ 192,442,013
                                                           =========    ===============      =============     =============
Investments in shares of The Trusts, at cost ...........   $ 217,445    $ 2,910,994,969      $ 427,210,775     $ 193,815,629
The Trusts shares held
 Class A ...............................................      24,107        136,046,993         20,350,709        16,023,111
 Class B ...............................................          --         10,749,288          5,597,962         3,076,357

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                           EQ/Alliance      EQ/Alliance      EQ/Alliance
                                                          International   Premier Growth    Quality Bond
                                                         --------------- ---------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 502,424,080   $  95,733,188    $ 161,942,065
Receivable for The Trusts shares sold ..................             --         189,658           76,842
Receivable for policy-related transactions .............             --              --               --
                                                          -------------   -------------    -------------
  Total assets .........................................  $ 502,424,080   $  95,922,846    $ 162,018,907
                                                          -------------   -------------    -------------
Liabilities:
Payable for The Trusts shares purchased ................         23,297              --               --
Payable for policy-related transactions ................        203,090         190,244           80,286
                                                          -------------   -------------    -------------
  Total liabilities ....................................        226,387         190,244           80,286
                                                          -------------   -------------    -------------
Net Assets .............................................  $ 502,197,693   $  95,732,602    $ 161,938,621
                                                          =============   =============    =============
Net Assets:
Accumulation Units .....................................  $ 500,906,965   $  95,609,539    $ 161,657,154
Accumulation nonunitized ...............................        534,889              --          166,155
Retained by Equitable Life in Separate Account FP ......        755,839         123,063          115,312
                                                          -------------   -------------    -------------
Total net assets .......................................  $ 502,197,693   $  95,732,602    $ 161,938,621
                                                          =============   =============    =============
Investments in shares of The Trusts, at cost ...........  $ 395,038,560   $ 106,777,772    $ 159,068,165
The Trusts shares held
 Class A ...............................................     47,640,152         152,067       12,994,422
 Class B ...............................................      4,626,507      15,283,840        2,873,415


                                                            EQ/Alliance     EQ/Bernstein     EQ/Calvert    EQ/Capital
                                                             Small Cap       Diversified      Socially      Guardian
                                                              Growth            Value       Responsible   International
                                                         ---------------- ---------------- ------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 178,681,423    $ 163,442,719      $ 67,070    $ 2,672,085
Receivable for The Trusts shares sold ..................        245,862                             --             --
Receivable for policy-related transactions .............             --          122,990            --            240
                                                          -------------    -------------      --------    -----------
  Total assets .........................................  $ 178,927,285    $ 163,565,709      $ 67,070    $ 2,672,325
                                                          -------------    -------------      --------    -----------
Liabilities:
Payable for The Trusts shares purchased ................             --          135,228            --            240
Payable for policy-related transactions ................        264,058                             --             --
                                                          -------------    -------------      --------    -----------
  Total liabilities ....................................        264,058          135,228            --            240
                                                          -------------    -------------      --------    -----------
Net Assets .............................................  $ 178,663,227    $ 163,430,481      $ 67,070    $ 2,672,085
                                                          =============    =============      ========    ===========
Net Assets:
Accumulation Units .....................................  $ 178,555,104    $ 163,251,212      $  1,852    $ 2,538,417
Accumulation nonunitized ...............................             --                             --             --
Retained by Equitable Life in Separate Account FP ......        108,123          179,269        65,218        133,668
                                                          -------------    -------------      --------    -----------
Total net assets .......................................  $ 178,663,227    $ 163,430,481      $ 67,070    $ 2,672,085
                                                          =============    =============      ========    ===========
Investments in shares of The Trusts, at cost ...........  $ 162,694,389    $ 146,788,816      $ 51,713    $ 2,332,831
The Trusts shares held
 Class A ...............................................     10,676,826          307,250         8,642         33,195
 Class B ...............................................      3,397,047       12,503,186           246        243,922

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                            EQ/Capital      EQ/Capital     EQ/Emerging
                                                             Guardian        Guardian        Markets
                                                             Research      U.S. Equity        Equity
                                                         --------------- --------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 76,056,728    $ 49,708,851    $ 71,257,511
Receivable for The Trusts shares sold ..................            --              --              --
Receivable for policy-related transactions .............        32,257          69,296          97,831
                                                          ------------    ------------    ------------
  Total assets .........................................  $ 76,088,985    $ 49,778,147    $ 71,355,342
                                                          ------------    ------------    ------------
Liabilities:
Payable for The Trusts shares purchased ................        34,394          69,305         102,831
Payable for policy-related transactions ................            --              --              --
                                                          ------------    ------------    ------------
  Total liabilities ....................................        34,394          69,305         102,831
                                                          ------------    ------------    ------------
Net Assets .............................................  $ 76,054,591    $ 49,708,842    $ 71,252,511
                                                          ============    ============    ============
Net Assets:
Accumulation Units .....................................  $ 75,768,965    $ 49,451,919    $ 71,067,747
Accumulation nonunitized ...............................            --              --              --
Retained by Equitable Life in Separate Account FP ......       285,626         256,923         184,764
                                                          ------------    ------------    ------------
Total net assets .......................................  $ 76,054,591    $ 49,708,842    $ 71,252,511
                                                          ============    ============    ============
Investments in shares of The Trusts, at cost ...........  $ 62,733,427    $ 40,835,393    $ 54,558,792
The Trusts shares held
 Class A ...............................................        19,479         128,527         121,386
 Class B ...............................................     7,047,601       4,573,527       8,582,169


                                                                                                               EQ/FI
                                                             EQ/Equity     EQ/Evergreen       EQ/FI          Small/Mid
                                                             500 Index         Omega         Mid Cap         Cap Value
                                                         ---------------- -------------- --------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 671,150,406    $ 7,206,587    $ 69,805,413    $ 175,197,036
Receivable for The Trusts shares sold ..................             --             --              --               --
Receivable for policy-related transactions .............        427,796          1,966         205,785           92,262
                                                          -------------    -----------    ------------    -------------
  Total assets .........................................  $ 671,578,202    $ 7,208,553    $ 70,011,198    $ 175,289,298
                                                          -------------    -----------    ------------    -------------
Liabilities:
Payable for The Trusts shares purchased ................        526,215          1,966         205,816           97,562
Payable for policy-related transactions ................             --             --              --               --
                                                          -------------    -----------    ------------    -------------
  Total liabilities ....................................        526,215          1,966         205,816           97,562
                                                          -------------    -----------    ------------    -------------
Net Assets .............................................  $ 671,051,987    $ 7,206,587    $ 69,805,382    $ 175,191,736
                                                          =============    ===========    ============    =============
Net Assets:
Accumulation Units .....................................  $ 670,449,026    $ 7,103,582    $ 69,492,089    $ 175,046,797
Accumulation nonunitized ...............................        438,019             --              --               --
Retained by Equitable Life in Separate Account FP ......        164,942        103,005         313,293          144,939
                                                          -------------    -----------    ------------    -------------
Total net assets .......................................  $ 671,051,987    $ 7,206,587    $ 69,805,382    $ 175,191,736
                                                          =============    ===========    ============    =============
Investments in shares of The Trusts, at cost ...........  $ 681,760,037    $ 6,411,424    $ 56,066,974    $ 151,197,202
The Trusts shares held
 Class A ...............................................     27,124,782          8,863         278,106          240,709
 Class B ...............................................      4,287,948        850,283       6,599,448       13,156,816

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                                              EQ/Janus       EQ/Lazard
                                                          EQ/J.P. Morgan     Large Cap       Small Cap
                                                             Core Bond         Growth          Value
                                                         ---------------- --------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .....   $ 12,496,019    $ 21,830,990    $ 4,751,897
Receivable for The Trusts shares sold ..................             --              --             --
Receivable for policy-related transactions .............         42,415          77,771          6,996
                                                           ------------    ------------    -----------
  Total assets .........................................   $ 12,538,434    $ 21,908,761    $ 4,758,893
                                                           ------------    ------------    -----------
Liabilities:
Payable for The Trusts shares purchased ................         50,087          83,369          6,996
Payable for policy-related transactions ................             --              --             --
                                                           ------------    ------------    -----------
  Total liabilities ....................................         50,087          83,369          6,996
                                                           ------------    ------------    -----------
Net Assets .............................................   $ 12,488,347    $ 21,825,392    $ 4,751,897
                                                           ============    ============    ===========
Net Assets:
Accumulation Units .....................................   $ 12,337,992    $ 21,593,270    $ 4,644,650
Accumulation nonunitized ...............................             --              --             --
Retained by Equitable Life in Separate Account FP ......        150,355         232,122        107,247
                                                           ------------    ------------    -----------
Total net assets .......................................   $ 12,488,347    $ 21,825,392    $ 4,751,897
                                                           ============    ============    ===========
Investments in shares of The Trusts, at cost ...........   $ 12,443,733    $ 20,632,538    $ 3,938,201
The Trusts shares held
 Class A ...............................................        189,803          26,628        107,449
 Class B ...............................................        927,762       3,810,178        249,915


                                                                            EQ/Mercury       EQ/Mercury        EQ/MFS
                                                            EQ/Marsico      Basic Value    International   Emerging Growth
                                                              Focus           Equity           Value          Companies
                                                         --------------- ---------------- --------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 69,247,090    $ 162,970,529    $ 85,713,560    $ 166,169,604
Receivable for The Trusts shares sold ..................            --               --              --           19,693
Receivable for policy-related transactions .............       137,340          162,734          12,710               --
                                                          ------------    -------------    ------------    -------------
  Total assets .........................................  $ 69,384,430    $ 163,133,263    $ 85,726,270    $ 166,189,297
                                                          ------------    -------------    ------------    -------------
Liabilities:
Payable for The Trusts shares purchased ................       137,340          166,200          16,414               --
Payable for policy-related transactions ................            --               --              --           26,530
                                                          ------------    -------------    ------------    -------------
  Total liabilities ....................................       137,340          166,200          16,414           26,530
                                                          ------------    -------------    ------------    -------------
Net Assets .............................................  $ 69,247,090    $ 162,967,063    $ 85,709,856    $ 166,162,767
                                                          ============    =============    ============    =============
Net Assets:
Accumulation Units .....................................  $ 69,111,177    $ 162,768,024    $ 85,470,646    $ 166,012,215
Accumulation nonunitized ...............................            --               --              --               --
Retained by Equitable Life in Separate Account FP ......       135,913          199,039         239,210          150,552
                                                          ------------    -------------    ------------    -------------
Total net assets .......................................  $ 69,247,090    $ 162,967,063    $ 85,709,856    $ 166,162,767
                                                          ============    =============    ============    =============
Investments in shares of The Trusts, at cost ...........  $ 58,228,146    $ 144,422,145    $ 77,300,375    $ 203,261,332
The Trusts shares held
 Class A ...............................................       272,395          149,318         199,084           66,522
 Class B ...............................................     4,972,653       10,909,392       7,690,490       14,212,215

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                                                                EQ/Putnam
                                                               EQ/MFS                           Growth &
                                                          Investors Trust   EQ/Money Market   Income Value
                                                         ----------------- ----------------- --------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 10,476,994     $ 388,438,033    $ 33,352,549
Receivable for The Trusts shares sold ..................          22,284                --          54,410
Receivable for policy-related transactions .............              --           819,683              --
                                                            ------------     -------------    ------------
  Total assets .........................................    $ 10,499,278     $ 389,257,716    $ 33,406,959
                                                            ------------     -------------    ------------
Liabilities:
Payable for The Trusts shares purchased ................              --         1,231,891              --
Payable for policy-related transactions ................          22,284                --          56,341
                                                            ------------     -------------    ------------
  Total liabilities ....................................          22,284         1,231,891          56,341
                                                            ------------     -------------    ------------
Net Assets .............................................    $ 10,476,994     $ 388,025,825    $ 33,350,618
                                                            ============     =============    ============
Net Assets:
Accumulation Units .....................................    $ 10,256,820     $ 386,301,280    $ 33,096,586
Accumulation nonunitized ...............................              --         1,570,339              --
Retained by Equitable Life in Separate Account FP ......         220,174           154,206         254,032
                                                            ------------     -------------    ------------
Total net assets .......................................    $ 10,476,994     $ 388,025,825    $ 33,350,618
                                                            ============     =============    ============
Investments in shares of The Trusts, at cost ...........    $  9,758,641     $ 391,057,380    $ 32,238,652
The Trusts shares held
 Class A ...............................................          11,455        29,071,250           9,615
 Class B ...............................................       1,214,177         8,444,242       2,953,308


                                                                            EQ/Small
                                                            EQ/Putnam       Company                      Fidelity VIP Asset
                                                             Voyager         Index       EQ/Technology    Manager: Growth
                                                         -------------- --------------- --------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value .....  $ 2,024,277    $ 10,738,321    $ 52,059,939       $ 1,163,373
Receivable for The Trusts shares sold ..................           --              --              --               --
Receivable for policy-related transactions .............           --          30,712           7,545              650
                                                          -----------    ------------    ------------       -----------
  Total assets .........................................  $ 2,024,277    $ 10,769,033    $ 52,067,484       $1,164,023
                                                          -----------    ------------    ------------       -----------
Liabilities:
Payable for The Trusts shares purchased ................           --          30,712           7,980              650
Payable for policy-related transactions ................           --              --              --               --
                                                          -----------    ------------    ------------       -----------
  Total liabilities ....................................           --          30,712           7,980              650
                                                          -----------    ------------    ------------       -----------
Net Assets .............................................  $ 2,024,277    $ 10,738,321    $ 52,059,504       $ 1,163,373
                                                          ===========    ============    ============       ===========
Net Assets:
Accumulation Units .....................................  $ 1,939,513    $ 10,604,330    $ 51,865,505       $ 1,163,373
Accumulation nonunitized ...............................           --              --              --               --
Retained by Equitable Life in Separate Account FP ......       84,764         133,991         193,999                (0)
                                                          -----------    ------------    ------------       -----------
Total net assets .......................................  $ 2,024,277    $ 10,738,321    $ 52,059,504       $ 1,163,373
                                                          ===========    ============    ============       ============
Investments in shares of The Trusts, at cost ...........  $ 2,043,470    $  7,077,600    $ 49,932,643       $ 1,061,074
The Trusts shares held
 Class A ...............................................        9,887         712,902           7,387               --
 Class B ...............................................      160,728         313,116      12,139,989           95,437

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                            Fidelity VIP      Fidelity VIP      Fidelity VIP
                                                             Contrafund      Equity-Income    Growth & Income
                                                         ----------------- ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 2,905,646       $ 2,549,969       $ 1,688,806
Receivable for The Trusts shares sold ..................            535                --                --
Receivable for policy-related transactions .............            --                899               199
                                                            -----------       -----------       -----------
  Total assets .........................................     $2,906,181        $2,550,868        $1,689,005
                                                            -----------       -----------       -----------
Liabilities:
Payable for The Trusts shares purchased ................            --                899               199
Payable for policy-related transactions ................            535                --                --
                                                            -----------       -----------       -----------
  Total liabilities ....................................            535               899               199
                                                            -----------       -----------       -----------
Net Assets .............................................    $ 2,905,646       $ 2,549,969       $ 1,688,806
                                                            ===========       ===========       ===========
Net Assets:
Accumulation Units .....................................    $ 2,905,646       $ 2,549,969       $ 1,688,806
Accumulation nonunitized ...............................            --                --                --
Retained by Equitable Life in Separate Account FP ......             (0)               (0)               (0)
                                                            -------------     -------------     -------------
Total net assets .......................................    $ 2,905,646       $ 2,549,969       $ 1,688,806
                                                            ============      ============      ============
Investments in shares of The Trusts, at cost ...........    $ 2,590,276       $ 2,238,453       $ 1,556,362
The Trusts shares held
 Class A ...............................................            --                --                --
 Class B ...............................................        126,718           111,061           129,015



                                                            Fidelity VIP         Fidelity VIP         Fidelity VIP
                                                            High Income     Investment Grade Bond       Mid Cap
                                                         ----------------- ----------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 2,470,061          $ 3,680,589          $ 1,692,615
Receivable for The Trusts shares sold ..................             --              171,976                   --
Receivable for policy-related transactions .............          5,953                   --                 4,873
                                                            -----------          -----------          -----------
  Total assets .........................................    $ 2,476,014          $ 3,852,565          $ 1,697,488
                                                            -----------          -----------          -----------
Liabilities:
Payable for The Trusts shares purchased ................          5,953                   --                4,873
Payable for policy-related transactions ................             --               171,976                  --
                                                            -----------          -----------          -----------
  Total liabilities ....................................          5,953              171,976                4,873
                                                            -----------          -----------          -----------
Net Assets .............................................    $ 2,470,061          $ 3,680,589          $ 1,692,615
                                                            ===========          ===========          ===========
Net Assets:
Accumulation Units .....................................    $ 2,470,061          $ 3,680,589          $ 1,692,615
Accumulation nonunitized ...............................             --                   --                   --
Retained by Equitable Life in Separate Account FP ......             (0)                  (0)                  (0)
                                                            -----------          -----------         ------------
Total net assets .......................................    $ 2,470,061          $ 3,680,589          $ 1,692,615
                                                            ===========          ===========          ===========
Investments in shares of The Trusts, at cost ...........    $ 2,536,134          $ 3,599,123          $ 1,525,783
The Trusts shares held
 Class A ...............................................             --                   --                   --
 Class B ...............................................        359,543              272,636               70,614


                                                          Fidelity VIP
                                                              Value
                                                         --------------
Assets:
Investments in shares of The Trusts, at fair value .....   $ 857,588
Receivable for The Trusts shares sold ..................          --
Receivable for policy-related transactions .............       1,894
                                                           ----------
  Total assets .........................................   $ 859,482
                                                           ----------
Liabilities:
Payable for The Trusts shares purchased ................       1,894
Payable for policy-related transactions ................          --
                                                           ----------
  Total liabilities ....................................       1,894
                                                           ----------
Net Assets .............................................   $ 857,588
                                                           ==========
Net Assets:
Accumulation Units .....................................   $ 857,588
Accumulation nonunitized ...............................         --
Retained by Equitable Life in Separate Account FP ......          (0)
                                                           -----------
Total net assets .......................................   $ 857,588
                                                           ==========
Investments in shares of The Trusts, at cost ...........   $ 805,355
The Trusts shares held
 Class A ...............................................         --
 Class B ...............................................      79,406

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                            Fidelity VIP       MFS Mid
                                                          Value Strategies   Cap Growth   PEA Renaissance
                                                         ------------------ ------------ -----------------
Assets:
Investments in shares of The Trusts, at fair value .....    $ 2,548,771      $ 120,434      $ 11,060,581
Receivable for The Trusts shares sold ..................            --              --                --
Receivable for policy-related transactions .............          4,278             --           132,847
                                                            -----------      ---------      ------------
  Total assets .........................................    $ 2,553,049      $ 120,434      $ 11,193,428
                                                            -----------      ---------      ------------
Liabilities:
Payable for The Trusts shares purchased ................          4,278             --            44,695
Payable for policy-related transactions ................             --             --                --
                                                            -----------      ---------      ------------
  Total liabilities ....................................          4,278             --            44,695
                                                            -----------      ---------      ------------
Net Assets .............................................    $ 2,548,771      $ 120,434      $ 11,148,733
                                                            ===========      =========      ============
Net Assets:
Accumulation Units .....................................    $ 2,548,771      $ 120,050      $ 11,140,859
Accumulation nonunitized ...............................            --              --                --
Retained by Equitable Life in Separate Account FP ......             (0)           384             7,874
                                                            -----------      ---------      ------------
Total net assets .......................................    $ 2,548,771      $ 120,434      $ 11,148,733
                                                            ===========      =========      ============
Investments in shares of The Trusts, at cost ...........    $ 2,441,225      $ 104,639      $  9,523,201
The Trusts shares held
 Class A ...............................................             --         19,488           810,299
 Class B ...............................................        204,721             --                --


                                                                                                  Vanguard VIF
                                                          PIMCO Total Return   U.S. Real Estate   Equity Index
                                                         -------------------- ------------------ --------------
Assets:
Investments in shares of The Trusts, at fair value .....       $ 163,693         $ 12,754,007       $ 932,054
Receivable for The Trusts shares sold ..................              --                   --              --
Receivable for policy-related transactions .............              --               38,285              --
                                                               ---------         ------------       ---------
  Total assets .........................................       $ 163,693         $ 12,792,292       $ 932,054
                                                               ---------         ------------       ---------
Liabilities:
Payable for The Trusts shares purchased ................              --               38,285              --
Payable for policy-related transactions ................             210                   --              --
                                                               ---------         ------------       ---------
  Total liabilities ....................................             210               38,285              --
                                                               ---------         ------------       ---------
Net Assets .............................................       $ 163,483         $ 12,754,007       $ 932,054
                                                               =========         ============       =========
Net Assets:
Accumulation Units .....................................       $ 161,265         $ 12,747,407       $ 929,196
Accumulation nonunitized ...............................              --                   --              --
Retained by Equitable Life in Separate Account FP ......           2,218                6,600           2,858
                                                               ---------         ------------       ---------
Total net assets .......................................       $ 163,483         $ 12,754,007       $ 932,054
                                                               =========         ============       =========
Investments in shares of The Trusts, at cost ...........       $ 162,229         $ 11,035,973       $ 824,062
The Trusts shares held
 Class A ...............................................          15,648              818,614          35,079
 Class B ...............................................              --                   --              --

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                Contract charges     Unit Fair Value     Units Outstanding (000's)
                                               ------------------   -----------------   --------------------------
AXA Aggressive Allocation ..................     Class A 0.00%          $ 109.58                       1
AXA Aggressive Allocation ..................     Class A 0.60%          $ 109.42                       4
AXA Aggressive Allocation ..................     Class A 0.80%          $ 109.36                      --
AXA Aggressive Allocation ..................     Class A 0.90%          $ 109.34                      --
AXA Aggressive Allocation ..................     Class B 0.60%          $ 109.35                       1
AXA Aggressive Allocation ..................     Class B 0.90%          $ 109.27                      --
AXA Conservative Allocation ................     Class A 0.00%          $ 102.56                      --
AXA Conservative Allocation ................     Class A 0.60%          $ 102.41                      --
AXA Conservative Allocation ................     Class A 0.80%          $ 102.36                      --
AXA Conservative Allocation ................     Class A 0.90%          $ 102.33                      --
AXA Conservative Allocation ................     Class B 0.60%          $ 102.34                      --
AXA Conservative Allocation ................     Class B 0.90%          $ 102.27                      --
AXA Conservative-Plus Allocation ...........     Class A 0.00%          $ 104.56                      --
AXA Conservative-Plus Allocation ...........     Class A 0.60%          $ 104.40                       2
AXA Conservative-Plus Allocation ...........     Class A 0.80%          $ 104.35                      --
AXA Conservative-Plus Allocation ...........     Class A 0.90%          $ 104.32                      --
AXA Conservative-Plus Allocation ...........     Class B 0.60%          $ 104.34                      --
AXA Conservative-Plus Allocation ...........     Class B 0.90%          $ 104.26                      --
AXA Moderate Allocation ....................     Class A 0.00%          $ 217.54                     409
AXA Moderate Allocation ....................     Class A 0.60%          $ 503.84                   2,331
AXA Moderate Allocation ....................     Class A 0.80%          $ 166.32                      23
AXA Moderate Allocation ....................     Class A 0.90%          $ 212.66                     460
AXA Moderate Allocation ....................     Class B 0.60%          $ 108.53                     600
AXA Moderate Allocation ....................     Class B 0.90%          $ 116.91                      --
AXA Moderate-Plus Allocation ...............     Class A 0.00%          $ 108.39                       1
AXA Moderate-Plus Allocation ...............     Class A 0.60%          $ 108.23                       9
AXA Moderate-Plus Allocation ...............     Class A 0.80%          $ 108.17                      --
AXA Moderate-Plus Allocation ...............     Class A 0.90%          $ 108.14                      --
AXA Moderate-Plus Allocation ...............     Class B 0.60%          $ 108.16                       1
AXA Moderate-Plus Allocation ...............     Class B 0.90%          $ 108.08                      --
AXA Premier VIP Aggressive Equity ..........     Class A 0.00%          $ 137.53                     322
AXA Premier VIP Aggressive Equity ..........     Class A 0.60%          $ 568.35                     757
AXA Premier VIP Aggressive Equity ..........     Class A 0.80%          $  84.96                      32
AXA Premier VIP Aggressive Equity ..........     Class A 0.90%          $ 153.75                     157
AXA Premier VIP Aggressive Equity ..........     Class B 0.00%          $ 137.53                      --
AXA Premier VIP Aggressive Equity ..........     Class B 0.60%          $  69.81                     180
AXA Premier VIP Aggressive Equity ..........     Class B 0.90%          $  68.67                      --
AXA Premier VIP Core Bond ..................     Class A 0.00%          $ 106.78                      29
AXA Premier VIP Core Bond ..................     Class A 0.60%          $ 111.27                      --
AXA Premier VIP Core Bond ..................     Class B 0.00%          $ 112.23                      58
AXA Premier VIP Core Bond ..................     Class B 0.60%          $ 110.88                     261
AXA Premier VIP Core Bond ..................     Class B 0.80%          $ 110.44                       1
AXA Premier VIP Core Bond ..................     Class B 0.90%          $ 110.22                      19
AXA Premier VIP Health Care ................     Class A 0.00%          $ 129.56                       6
AXA Premier VIP Health Care ................     Class A 0.60%          $ 102.07                       1
AXA Premier VIP Health Care ................     Class B 0.00%          $ 102.58                      25
AXA Premier VIP Health Care ................     Class B 0.60%          $ 101.35                      70
AXA Premier VIP Health Care ................     Class B 0.80%          $ 100.95                      --
AXA Premier VIP Health Care ................     Class B 0.90%          $ 100.74                       7

   The accompanying notes are an integral part of these financial statements.
                                      A-12

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                   Contract charges     Unit Fair Value     Units Outstanding (000's)
                                                  ------------------   -----------------   --------------------------
AXA Premier VIP High Yield ....................     Class A 0.00%          $ 176.48                    191
AXA Premier VIP High Yield ....................     Class A 0.60%          $ 318.31                    443
AXA Premier VIP High Yield ....................     Class A 0.80%          $ 128.91                      7
AXA Premier VIP High Yield ....................     Class A 0.90%          $ 194.09                     59
AXA Premier VIP High Yield ....................     Class B 0.00%          $ 176.48                     --
AXA Premier VIP High Yield ....................     Class B 0.60%          $  91.32                    167
AXA Premier VIP High Yield ....................     Class B 0.90%          $  89.83                     --
AXA Premier VIP International Equity ..........     Class A 0.00%          $ 143.85                      8
AXA Premier VIP International Equity ..........     Class A 0.60%          $ 107.30                     --
AXA Premier VIP International Equity ..........     Class B 0.00%          $ 137.77                     --
AXA Premier VIP International Equity ..........     Class B 0.60%          $ 105.03                     33
AXA Premier VIP International Equity ..........     Class B 0.80%          $ 137.02                     --
AXA Premier VIP International Equity ..........     Class B 0.90%          $ 104.39                      4
AXA Premier VIP Large Cap Core Equity .........     Class A 0.00%          $ 135.81                      6
AXA Premier VIP Large Cap Core Equity .........     Class A 0.60%          $  99.25                     --
AXA Premier VIP Large Cap Core Equity .........     Class B 0.00%          $ 123.43                     --
AXA Premier VIP Large Cap Core Equity .........     Class B 0.60%          $  98.07                     11
AXA Premier VIP Large Cap Core Equity .........     Class B 0.80%          $ 122.76                     --
AXA Premier VIP Large Cap Core Equity .........     Class B 0.90%          $  97.48                      1
AXA Premier VIP Large Cap Growth ..............     Class A 0.00%          $ 134.89                      9
AXA Premier VIP Large Cap Growth ..............     Class A 0.60%          $  94.07                      1
AXA Premier VIP Large Cap Growth ..............     Class B 0.00%          $ 122.51                     --
AXA Premier VIP Large Cap Growth ..............     Class B 0.60%          $  88.78                     51
AXA Premier VIP Large Cap Growth ..............     Class B 0.80%          $ 121.84                     --
AXA Premier VIP Large Cap Growth ..............     Class B 0.90%          $  88.25                      9
AXA Premier VIP Large Cap Value ...............     Class A 0.00%          $ 138.26                      5
AXA Premier VIP Large Cap Value ...............     Class A 0.60%          $ 103.50                     --
AXA Premier VIP Large Cap Value ...............     Class B 0.00%          $ 127.60                     --
AXA Premier VIP Large Cap Value ...............     Class B 0.60%          $ 103.82                     25
AXA Premier VIP Large Cap Value ...............     Class B 0.80%          $ 126.90                     --
AXA Premier VIP Large Cap Value ...............     Class B 0.90%          $ 103.20                     --
AXA Premier VIP Small/Mid Cap Growth ..........     Class A 0.00%          $ 151.50                     12
AXA Premier VIP Small/Mid Cap Growth ..........     Class A 0.60%          $  91.50                     --
AXA Premier VIP Small/Mid Cap Growth ..........     Class B 0.00%          $ 136.50                      3
AXA Premier VIP Small/Mid Cap Growth ..........     Class B 0.60%          $  87.07                     65
AXA Premier VIP Small/Mid Cap Growth ..........     Class B 0.80%          $ 135.75                     --
AXA Premier VIP Small/Mid Cap Growth ..........     Class B 0.90%          $  86.54                      4
AXA Premier VIP Small/Mid Cap Value ...........     Class A 0.00%          $ 157.16                      8
AXA Premier VIP Small/Mid Cap Value ...........     Class A 0.60%          $ 103.10                      1
AXA Premier VIP Small/Mid Cap Value ...........     Class B 0.00%          $ 105.03                     27
AXA Premier VIP Small/Mid Cap Value ...........     Class B 0.60%          $ 103.78                    186
AXA Premier VIP Small/Mid Cap Value ...........     Class B 0.80%          $ 103.36                     --
AXA Premier VIP Small/Mid Cap Value ...........     Class B 0.90%          $ 103.15                     15
AXA Premier VIP Technology ....................     Class A 0.00%          $ 177.01                      6
AXA Premier VIP Technology ....................     Class A 0.60%          $  97.82                     --
AXA Premier VIP Technology ....................     Class B 0.00%          $ 146.81                      3
AXA Premier VIP Technology ....................     Class B 0.60%          $  89.41                     72
AXA Premier VIP Technology ....................     Class B 0.80%          $ 146.00                     --
AXA Premier VIP Technology ....................     Class B 0.90%          $  88.87                      5

   The accompanying notes are an integral part of these financial statements.
                                      A-13

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                            Contract charges     Unit Fair Value     Units Outstanding (000's)
                                                           ------------------   -----------------   --------------------------
AXA Rosenberg VIT Value Long/Short Equity ..............     Class B 0.00%          $  96.40                       2
AXA Rosenberg VIT Value Long/Short Equity ..............     Class B 0.60%          $  96.00                      11
AXA Rosenberg VIT Value Long/Short Equity ..............     Class B 0.80%          $  95.87                      --
AXA Rosenberg VIT Value Long/Short Equity ..............     Class B 0.90%          $  95.80                       1
Davis Value ............................................     Class A 0.60%          $ 114.61                       2
EQ/Alliance Common Stock ...............................     Class A 0.00%          $ 266.82                     664
EQ/Alliance Common Stock ...............................     Class A 0.60%          $ 728.09                   2,441
EQ/Alliance Common Stock ...............................     Class A 0.80%          $ 179.11                      71
EQ/Alliance Common Stock ...............................     Class A 0.90%          $ 308.18                     422
EQ/Alliance Common Stock ...............................     Class B 0.60%          $  99.63                   1,658
EQ/Alliance Common Stock ...............................     Class B 0.90%          $  98.01                      --
EQ/Alliance Growth and Income ..........................     Class A 0.00%          $ 301.40                     198
EQ/Alliance Growth and Income ..........................     Class A 0.60%          $ 280.34                     865
EQ/Alliance Growth and Income ..........................     Class A 0.80%          $ 220.57                      15
EQ/Alliance Growth and Income ..........................     Class A 0.90%          $ 271.78                     119
EQ/Alliance Growth and Income ..........................     Class B 0.60%          $ 114.06                     805
EQ/Alliance Growth and Income ..........................     Class B 0.90%          $ 129.60                      --
EQ/Alliance Intermediate Government Securities .........     Class A 0.00%          $ 179.15                     309
EQ/Alliance Intermediate Government Securities .........     Class A 0.60%          $ 207.66                     458
EQ/Alliance Intermediate Government Securities .........     Class A 0.80%          $ 150.49                       4
EQ/Alliance Intermediate Government Securities .........     Class A 0.90%          $ 172.44                      66
EQ/Alliance Intermediate Government Securities .........     Class B 0.60%          $ 127.61                     230
EQ/Alliance Intermediate Government Securities .........     Class B 0.90%          $ 128.60                      --
EQ/Alliance International ..............................     Class A 0.00%          $ 130.75                     358
EQ/Alliance International ..............................     Class A 0.60%          $ 124.04                   3,046
EQ/Alliance International ..............................     Class A 0.80%          $ 103.27                      18
EQ/Alliance International ..............................     Class A 0.90%          $ 120.80                     256
EQ/Alliance International ..............................     Class B 0.60%          $  93.97                     464
EQ/Alliance International ..............................     Class B 0.90%          $  90.72                      --
EQ/Alliance Premier Growth .............................     Class A 0.00%          $ 123.92                       8
EQ/Alliance Premier Growth .............................     Class A 0.60%          $  89.23                      --
EQ/Alliance Premier Growth .............................     Class B 0.00%          $  62.92                     118
EQ/Alliance Premier Growth .............................     Class B 0.60%          $  61.21                   1,356
EQ/Alliance Premier Growth .............................     Class B 0.80%          $  60.65                       9
EQ/Alliance Premier Growth .............................     Class B 0.90%          $  60.37                      61
EQ/Alliance Quality Bond ...............................     Class A 0.00%          $ 194.07                     229
EQ/Alliance Quality Bond ...............................     Class A 0.60%          $ 172.12                     468
EQ/Alliance Quality Bond ...............................     Class A 0.80%          $ 160.34                       3
EQ/Alliance Quality Bond ...............................     Class A 0.90%          $ 166.87                      43
EQ/Alliance Quality Bond ...............................     Class B 0.60%          $ 129.57                     222
EQ/Alliance Quality Bond ...............................     Class B 0.90%          $ 129.67                      --
EQ/Alliance Small Cap Growth ...........................     Class A 0.00%          $ 151.93                     188
EQ/Alliance Small Cap Growth ...........................     Class A 0.60%          $ 145.95                     663
EQ/Alliance Small Cap Growth ...........................     Class A 0.80%          $ 144.00                       7
EQ/Alliance Small Cap Growth ...........................     Class A 0.90%          $ 143.04                      70
EQ/Alliance Small Cap Growth ...........................     Class B 0.00%          $ 114.01                      --
EQ/Alliance Small Cap Growth ...........................     Class B 0.60%          $ 110.33                     384
EQ/Alliance Small Cap Growth ...........................     Class B 0.90%          $ 108.53                      --
EQ/Bernstein Diversified Value .........................     Class A 0.00%          $ 142.16                      25

   The accompanying notes are an integral part of these financial statements.
                                      A-14

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                               Contract charges     Unit Fair Value     Units Outstanding (000's)
                                              ------------------   -----------------   --------------------------
EQ/Bernstein Diversified Value ............     Class A 0.60%          $ 106.11                       3
EQ/Bernstein Diversified Value ............     Class B 0.00%          $ 108.34                     256
EQ/Bernstein Diversified Value ............     Class B 0.60%          $ 104.97                      13
EQ/Bernstein Diversified Value ............     Class B 0.60%          $ 122.23                     968
EQ/Bernstein Diversified Value ............     Class B 0.80%          $ 104.61                       6
EQ/Bernstein Diversified Value ............     Class B 0.90%          $ 120.24                      94
EQ/Calvert Socially Responsible ...........     Class A 0.00%          $ 131.93                       2
EQ/Calvert Socially Responsible ...........     Class B 0.60%          $  82.09                      --
EQ/Calvert Socially Responsible ...........     Class B 0.90%          $  81.01                      --
EQ/Capital Guardian International .........     Class A 0.00%          $ 141.97                      --
EQ/Capital Guardian International .........     Class A 0.60%          $ 110.29                       1
EQ/Capital Guardian International .........     Class B 0.60%          $  91.17                      26
EQ/Capital Guardian International .........     Class B 0.90%          $  89.98                      --
EQ/Capital Guardian Research ..............     Class A 0.00%          $ 143.32                       1
EQ/Capital Guardian Research ..............     Class A 0.60%          $  97.73                      --
EQ/Capital Guardian Research ..............     Class B 0.00%          $ 111.06                     127
EQ/Capital Guardian Research ..............     Class B 0.60%          $ 108.19                     526
EQ/Capital Guardian Research ..............     Class B 0.80%          $ 107.25                       5
EQ/Capital Guardian Research ..............     Class B 0.90%          $ 106.79                      38
EQ/Capital Guardian U.S. Equity ...........     Class A 0.00%          $ 152.80                       7
EQ/Capital Guardian U.S. Equity ...........     Class A 0.60%          $ 103.19                       2
EQ/Capital Guardian U.S. Equity ...........     Class B 0.00%          $ 109.44                      56
EQ/Capital Guardian U.S. Equity ...........     Class B 0.60%          $ 106.62                     367
EQ/Capital Guardian U.S. Equity ...........     Class B 0.80%          $ 105.70                       1
EQ/Capital Guardian U.S. Equity ...........     Class B 0.90%          $ 105.23                      27
EQ/Emerging Markets Equity ................     Class A 0.00%          $ 174.14                       5
EQ/Emerging Markets Equity ................     Class B 0.00%          $  95.11                     126
EQ/Emerging Markets Equity ................     Class B 0.60%          $ 124.11                      18
EQ/Emerging Markets Equity ................     Class B 0.60%          $  91.54                     572
EQ/Emerging Markets Equity ................     Class B 0.80%          $  90.37                       3
EQ/Emerging Markets Equity ................     Class B 0.90%          $  89.79                      37
EQ/Equity 500 Index .......................     Class A 0.00%          $ 271.10                     520
EQ/Equity 500 Index .......................     Class A 0.60%          $ 258.20                   1,482
EQ/Equity 500 Index .......................     Class A 0.80%          $ 178.30                      20
EQ/Equity 500 Index .......................     Class A 0.90%          $ 250.64                     218
EQ/Equity 500 Index .......................     Class B 0.60%          $  84.13                   1,053
EQ/Equity 500 Index .......................     Class B 0.90%          $  95.23                      --
EQ/Evergreen Omega ........................     Class A 0.00%          $ 141.17                      --
EQ/Evergreen Omega ........................     Class B 0.00%          $  82.41                      20
EQ/Evergreen Omega ........................     Class B 0.60%          $  77.80                      65
EQ/Evergreen Omega ........................     Class B 0.80%          $  79.58                      --
EQ/Evergreen Omega ........................     Class B 0.90%          $  79.24                       5
EQ/FI Mid Cap .............................     Class A 0.00%          $ 156.23                      17
EQ/FI Mid Cap .............................     Class A 0.60%          $ 115.85                       1
EQ/FI Mid Cap .............................     Class B 0.00%          $ 101.82                      92
EQ/FI Mid Cap .............................     Class B 0.60%          $  99.80                     551
EQ/FI Mid Cap .............................     Class B 0.80%          $  99.13                       2
EQ/FI Mid Cap .............................     Class B 0.90%          $  98.80                      22

   The accompanying notes are an integral part of these financial statements.
                                      A-15

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                              Contract charges     Unit Fair Value     Units Outstanding (000's)
                                             ------------------   -----------------   --------------------------
EQ/FI Small/Mid Cap Value ................     Class A 0.00%          $ 143.12                      19
EQ/FI Small/Mid Cap Value ................     Class A 0.60%          $ 107.10                       4
EQ/FI Small/Mid Cap Value ................     Class B 0.00%          $ 135.65                     162
EQ/FI Small/Mid Cap Value ................     Class B 0.60%          $ 126.58                      49
EQ/FI Small/Mid Cap Value ................     Class B 0.60%          $ 130.31                   1,018
EQ/FI Small/Mid Cap Value ................     Class B 0.80%          $ 128.57                       6
EQ/FI Small/Mid Cap Value ................     Class B 0.90%          $ 127.71                      81
EQ/J.P. Morgan Core Bond .................     Class A 0.00%          $ 105.93                      19
EQ/J.P. Morgan Core Bond .................     Class A 0.60%          $ 112.19                      --
EQ/J.P. Morgan Core Bond .................     Class B 0.60%          $ 133.66                      28
EQ/J.P. Morgan Core Bond .................     Class B 0.60%          $ 135.98                      48
EQ/J.P. Morgan Core Bond .................     Class B 0.90%          $ 133.77                      --
EQ/Janus Large Cap Growth ................     Class A 0.00%          $ 131.17                      --
EQ/Janus Large Cap Growth ................     Class A 0.60%          $  89.45                      --
EQ/Janus Large Cap Growth ................     Class B 0.00%          $  56.97                      59
EQ/Janus Large Cap Growth ................     Class B 0.60%          $  55.84                     309
EQ/Janus Large Cap Growth ................     Class B 0.80%          $  55.47                       1
EQ/Janus Large Cap Growth ................     Class B 0.90%          $  55.28                      14
EQ/Lazard Small Cap Value ................     Class A 0.00%          $ 150.91                       9
EQ/Lazard Small Cap Value ................     Class A 0.60%          $ 150.69                      --
EQ/Lazard Small Cap Value ................     Class B 0.00%          $ 162.76                      --
EQ/Lazard Small Cap Value ................     Class B 0.60%          $ 153.36                       6
EQ/Lazard Small Cap Value ................     Class B 0.60%          $ 157.51                      15
EQ/Lazard Small Cap Value ................     Class B 0.90%          $ 154.95                      --
EQ/Marsico Focus .........................     Class A 0.00%          $ 127.32                      28
EQ/Marsico Focus .........................     Class A 0.60%          $ 127.14                      --
EQ/Marsico Focus .........................     Class B 0.00%          $ 123.22                      80
EQ/Marsico Focus .........................     Class B 0.60%          $ 121.57                     428
EQ/Marsico Focus .........................     Class B 0.80%          $ 121.02                       2
EQ/Marsico Focus .........................     Class B 0.90%          $ 120.75                      30
EQ/Mercury Basic Value Equity ............     Class A 0.00%          $ 149.21                      14
EQ/Mercury Basic Value Equity ............     Class A 0.60%          $ 148.99                      --
EQ/Mercury Basic Value Equity ............     Class B 0.00%          $ 200.36                     155
EQ/Mercury Basic Value Equity ............     Class B 0.60%          $ 192.48                     589
EQ/Mercury Basic Value Equity ............     Class B 0.60%          $ 125.87                      45
EQ/Mercury Basic Value Equity ............     Class B 0.80%          $ 189.91                       5
EQ/Mercury Basic Value Equity ............     Class B 0.90%          $ 188.64                      51
EQ/Mercury International Value ...........     Class A 0.00%          $ 135.63                      14
EQ/Mercury International Value ...........     Class A 0.60%          $ 104.12                       1
EQ/Mercury International Value ...........     Class B 0.00%          $ 101.19                     145
EQ/Mercury International Value ...........     Class B 0.60%          $ 106.29                      11
EQ/Mercury International Value ...........     Class B 0.60%          $ 108.53                     552
EQ/Mercury International Value ...........     Class B 0.80%          $  97.70                       3
EQ/Mercury International Value ...........     Class B 0.90%          $ 106.76                      69
EQ/MFS Emerging Growth Companies .........     Class A 0.00%          $ 133.42                       6
EQ/MFS Emerging Growth Companies .........     Class A 0.60%          $  89.12                      --
EQ/MFS Emerging Growth Companies .........     Class B 0.00%          $ 130.03                     151
EQ/MFS Emerging Growth Companies .........     Class B 0.60%          $  71.77                      92
EQ/MFS Emerging Growth Companies .........     Class B 0.60%          $ 124.91                   1,038
EQ/MFS Emerging Growth Companies .........     Class B 0.80%          $ 123.24                      10

   The accompanying notes are an integral part of these financial statements.
                                      A-16

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2003


                                                Contract charges     Unit Fair Value     Units Outstanding (000's)
                                               ------------------   -----------------   --------------------------
EQ/MFS Emerging Growth Companies ...........     Class B 0.90%          $ 122.42                      67
EQ/MFS Investors Trust .....................     Class A 0.00%          $ 126.55                      --
EQ/MFS Investors Trust .....................     Class A 0.60%          $  95.39                      --
EQ/MFS Investors Trust .....................     Class B 0.00%          $  83.25                      15
EQ/MFS Investors Trust .....................     Class B 0.60%          $  80.99                      98
EQ/MFS Investors Trust .....................     Class B 0.80%          $  80.25                      --
EQ/MFS Investors Trust .....................     Class B 0.90%          $  79.88                      13
EQ/Money Market ............................     Class A 0.00%          $ 146.53                     687
EQ/Money Market ............................     Class A 0.60%          $ 222.36                     823
EQ/Money Market ............................     Class A 0.80%          $ 128.14                       4
EQ/Money Market ............................     Class A 0.90%          $ 143.25                     108
EQ/Money Market ............................     Class B 0.60%          $ 115.75                     703
EQ/Money Market ............................     Class B 0.90%          $ 113.86                      --
EQ/Putnam Growth & Income Value ............     Class A 0.00%          $ 138.60                      --
EQ/Putnam Growth & Income Value ............     Class B 0.00%          $ 132.10                      50
EQ/Putnam Growth & Income Value ............     Class B 0.60%          $  89.06                      26
EQ/Putnam Growth & Income Value ............     Class B 0.60%          $ 126.91                     171
EQ/Putnam Growth & Income Value ............     Class B 0.80%          $ 125.21                       2
EQ/Putnam Growth & Income Value ............     Class B 0.90%          $ 124.37                      18
EQ/Putnam Voyager ..........................     Class A 0.00%          $ 127.35                      --
EQ/Putnam Voyager ..........................     Class B 0.60%          $  68.73                       6
EQ/Putnam Voyager ..........................     Class B 0.60%          $  78.29                      19
EQ/Putnam Voyager ..........................     Class B 0.90%          $  77.01                      --
EQ/Small Company Index .....................     Class A 0.00%          $ 162.91                       7
EQ/Small Company Index .....................     Class A 0.60%          $ 143.50                      42
EQ/Small Company Index .....................     Class A 0.60%          $ 111.25                       3
EQ/Small Company Index .....................     Class B 0.60%          $ 127.41                       2
EQ/Small Company Index .....................     Class B 0.60%          $ 129.07                      18
EQ/Small Company Index .....................     Class B 0.80%          $ 143.06                      --
EQ/Small Company Index .....................     Class B 0.90%          $ 126.96                      --
EQ/Small Company Index .....................     Class B 0.90%          $ 142.96                       3
EQ/Technology ..............................     Class A 0.00%          $ 160.13                      --
EQ/Technology ..............................     Class B 0.00%          $  42.86                     144
EQ/Technology ..............................     Class B 0.60%          $  41.91                   1,037
EQ/Technology ..............................     Class B 0.80%          $  41.60                       4
EQ/Technology ..............................     Class B 0.90%          $  41.44                      49
Fidelity VIP Asset Manager: Growth .........     Class B 0.00%          $ 118.93                      10
Fidelity VIP Contrafund ....................     Class B 0.00%          $ 127.04                      23
Fidelity VIP Equity-Income .................     Class B 0.00%          $ 130.01                      20
Fidelity VIP Growth & Income ...............     Class B 0.00%          $ 117.50                      14
Fidelity VIP High Income ...................     Class B 0.00%          $ 114.31                      22
Fidelity VIP Investment Grade Bond .........     Class B 0.00%          $ 102.43                      36
Fidelity VIP Mid Cap .......................     Class B 0.00%          $ 143.96                      12
Fidelity VIP Value .........................     Class B 0.00%          $ 127.90                       7
Fidelity VIP Value Strategies ..............     Class B 0.00%          $ 154.26                      17

   The accompanying notes are an integral part of these financial statements.
                                      A-17

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF ASSETS AND LIABILITIES (Concluded)

DECEMBER 31, 2003


                                       Contract charges     Unit Fair Value     Units Outstanding (000's)
                                      ------------------   -----------------   --------------------------
MFS Mid Cap Growth ................     Class A 0.60%          $ 106.65                     1
PEA Renaissance ...................     Class A 0.00%          $ 188.48                    27
PEA Renaissance ...................     Class A 0.60%          $ 160.83                    34
PEA Renaissance ...................     Class A 0.60%          $ 136.30                     1
PEA Renaissance ...................     Class A 0.80%          $ 160.61                    --
PEA Renaissance ...................     Class A 0.90%          $ 160.50                     3
PIMCO Total Return ................     Class A 0.60%          $ 110.16                     1
U.S. Real Estate ..................     Class A 0.00%          $ 144.52                    57
U.S. Real Estate ..................     Class A 0.60%          $ 129.19                    31
U.S. Real Estate ..................     Class A 0.80%          $ 129.01                    --
U.S. Real Estate ..................     Class A 0.90%          $ 128.93                     3
Vanguard VIF Equity Index .........     Class A 0.60%          $  98.77                     9


   The accompanying notes are an integral part of these financial statements.
                                      A-18

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,


                                                    AXA Aggressive   AXA Conservative   AXA Conservative-Plus
                                                    Allocation (i)    Allocation (i)        Allocation (i)
                                                   ---------------- ------------------ -----------------------
                                                         2003              2003                  2003
                                                   ---------------- ------------------ -----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................      $ 2,871            $459                 $2,192
 Expenses:
  Mortality and expense risk charges .............          174              24                    116
                                                        -------            ----                 ------
Net Investment Income (Loss) .....................        2,697             435                  2,076
                                                        -------            ----                 ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        3,333              83                    436
  Realized gain distribution from The Trusts .....           --              --                     --
                                                        -------            ----                 ------
 Net realized gain (loss) ........................        3,333              83                    436
                                                        -------            ----                 ------
 Change in unrealized appreciation
  (depreciation) of investments ..................        9,782              16                  2,052
                                                        -------            ----                 ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       13,115              99                  2,488
                                                        -------            ----                 ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $15,812            $534                 $4,564
                                                        =======            ====                 ======



                                                                       AXA Moderate                      AXA Moderate-Plus
                                                                        Allocation                         Allocation (i)
                                                   ---------------------------------------------------- -------------------
                                                         2003              2002              2001               2003
                                                   ---------------- ------------------ ---------------- -------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $ 32,512,787     $   16,274,937    $  18,337,028         $ 8,261
 Expenses:
  Mortality and expense risk charges .............      7,938,348          4,161,177        3,720,250             635
                                                     ------------     --------------    -------------         -------
Net Investment Income (Loss) .....................     24,574,439         12,113,760       14,616,778           7,626
                                                     ------------     --------------    -------------         -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       (417,569)       (73,919,467)      (7,624,110)             47
  Realized gain distribution from The Trusts .....             --                 --               --              --
                                                     ------------     --------------    -------------         -------
 Net realized gain (loss) ........................       (417,569)       (73,919,467)      (7,624,110)             47
                                                     ------------     --------------    -------------         -------
 Change in unrealized appreciation
  (depreciation) of investments ..................    208,496,236        (47,302,906)     (31,738,236)         34,010
                                                     ------------     --------------    -------------         -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    208,078,667       (121,222,373)     (39,362,346)         34,057
                                                     ------------     --------------    -------------         -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $232,653,106     $ (109,108,613)   $ (24,745,568)        $41,683
                                                     ============     ==============    =============         =======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                     AXA Premier VIP
                                                                    Aggressive Equity
                                                   ---------------------------------------------------
                                                         2003             2002              2001
                                                   --------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $          --   $       63,335    $    3,459,227
 Expenses:
  Mortality and expense risk charges .............      2,502,472        2,736,010         3,763,915
                                                    -------------   --------------    --------------
Net Investment Income (Loss) .....................     (2,502,472)      (2,672,675)         (304,688)
                                                    -------------   --------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (12,236,585)     (59,641,031)     (212,487,401)
  Realized gain distribution from The Trusts .....                              --                --
                                                    -------------   --------------    --------------
 Net realized gain (loss) ........................    (12,236,585)     (59,641,031)     (212,487,401)
                                                    -------------   --------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    155,648,109     (105,197,028)        3,263,156
                                                    -------------   --------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    143,411,524     (164,838,059)     (209,224,245)
                                                    -------------   --------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 140,909,052   $ (167,510,734)   $ (209,528,933)
                                                    =============   ==============    ==============


                                                        AXA Premier VIP           AXA Premier VIP
                                                         Core Bond (e)            Health Care (e)
                                                   ------------------------- --------------------------
                                                        2003         2002        2003          2002
                                                   ------------- ----------- ------------ -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $1,140,522    $420,336    $   96,313    $      --
 Expenses:
  Mortality and expense risk charges .............     157,141      30,415        27,721        6,461
                                                    ----------    --------    ----------    ---------
Net Investment Income (Loss) .....................     983,381     389,921        68,592       (6,461)
                                                    ----------    --------    ----------    ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     170,271      66,068       198,489      (61,765)
  Realized gain distribution from The Trusts .....         100          --           530           --
                                                    ----------    --------    ----------    ---------
 Net realized gain (loss) ........................     170,371      66,068       199,019      (61,765)
                                                    ----------    --------    ----------    ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (201,692)    118,318     1,168,545      (27,114)
                                                    ----------    --------    ----------    ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (31,321)    184,386     1,367,564      (88,879)
                                                    ----------    --------    ----------    ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $  952,060    $574,307    $1,436,156    $ (95,340)
                                                    ==========    ========    ==========    =========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                   AXA Premier VIP
                                                                     High Yield
                                                   -----------------------------------------------
                                                        2003           2002             2001
                                                   ------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 9,929,827   $  11,321,068    $   11,845,816
 Expenses:
  Mortality and expense risk charges .............      790,726         639,984           663,565
                                                    -----------   -------------    --------------
Net Investment Income (Loss) .....................    9,139,101      10,681,084        11,182,251
                                                    -----------   -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      599,730     (14,071,175)      (19,177,544)
  Realized gain distribution from The Trusts .....           --              --                --
                                                    -----------   -------------    --------------
 Net realized gain (loss) ........................      599,730     (14,071,175)      (19,177,544)
                                                    -----------   -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................   20,725,848        (252,884)        8,741,806
                                                    -----------   -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   21,325,578     (14,324,059)      (10,435,738)
                                                    -----------   -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $30,464,679   $  (3,642,975)   $      746,513
                                                    ===========   =============    ==============


                                                      AXA Premier VIP        AXA Premier VIP
                                                    International Equity  Large Cap Core Equity
                                                            (e)                    (e)
                                                   ---------------------- ---------------------
                                                      2003        2002        2003       2002
                                                   ---------- ----------- ----------- ---------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 23,392   $     --    $  3,606    $   25
 Expenses:
  Mortality and expense risk charges .............     4,044        135       2,186         7
                                                    --------   --------    --------    ------
Net Investment Income (Loss) .....................    19,348       (135)      1,420        18
                                                    --------   --------    --------    ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    12,403     (1,759)     20,389        --
  Realized gain distribution from The Trusts .....        --         --          --        --
                                                    --------   --------    --------    ------
 Net realized gain (loss) ........................    12,403     (1,759)     20,389        --
                                                    --------   --------    --------    ------
 Change in unrealized appreciation
  (depreciation) of investments ..................   455,052     (1,906)    150,285      (397)
                                                    --------   --------    --------    ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   467,455     (3,665)    170,674      (397)
                                                    --------   --------    --------    ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $486,803   $ (3,800)   $172,094    $ (379)
                                                    ========   ========    ========    ======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                       AXA Premier VIP        AXA Premier VIP
                                                    Large Cap Growth (e)    Large Cap Value (e)
                                                   ----------------------- ----------------------
                                                       2003        2002       2003        2002
                                                   ----------- ----------- ---------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $     --    $     --    $ 54,985   $    973
 Expenses:
  Mortality and expense risk charges .............     9,390         133       5,411        275
                                                    --------    --------    --------   --------
Net Investment Income (Loss) .....................    (9,930)       (133)     49,574        698
                                                    --------    --------    --------   --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............   110,054        (116)     33,880        654
  Realized gain distribution from The Trusts .....        --          --          --         --
                                                    --------    --------    --------   --------
 Net realized gain (loss) ........................   110,054        (116)     33,880        654
                                                    --------    --------    --------   --------
 Change in unrealized appreciation
  (depreciation) of investments ..................   394,490      (4,016)    321,233     (2,971)
                                                    --------    --------    --------   --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   504,544      (4,132)    355,113     (2,317)
                                                    --------    --------    --------   --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $495,154    $ (4,265)   $404,687   $ (1,619)
                                                    ========    ========    ========   ========



                                                       AXA Premier VIP           AXA Premier VIP
                                                   Small/Mid Cap Growth(e)    Small/Mid Cap Value (e)
                                                   ---------------------- ----------------------------
                                                      2003        2002         2003          2002
                                                   ---------- ----------- ------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 80,629   $     --    $   58,907     $       --
 Expenses:
  Mortality and expense risk charges .............    10,298        133        64,546         12,312
                                                    --------   --------    ----------     ----------
Net Investment Income (Loss) .....................    70,331       (133)       (5,639)       (12,312)
                                                    --------   --------    ----------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............   192,352       (519)      876,299       (368,050)
  Realized gain distribution from The Trusts .....    10,716         --        69,152             --
                                                    --------   --------    ----------     ----------
 Net realized gain (loss) ........................   203,068       (519)      945,451       (368,050)
                                                    --------   --------    ----------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................   457,654     (1,413)    4,000,286       (101,311)
                                                    --------   --------    ----------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   660,722     (1,932)    4,945,737       (469,361)
                                                    --------   --------    ----------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $731,053   $ (2,065)   $4,940,098     $ (481,673)
                                                    ========   ========    ==========     ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                              AXA Rosenberg
                                                       AXA Premier VIP          VIT Value
                                                       Technology (e)       Long/Short Equity     Davis Value (f)
                                                   ----------------------- ------------------- ---------------------
                                                       2003        2002            2003           2003       2002
                                                   ----------- ----------- ------------------- --------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $193,807    $     --        $      --       $ 3,353    $ 120
 Expenses:
  Mortality and expense risk charges .............    11,461          40            6,974           754       15
                                                    --------    --------        ---------       -------    ------
Net Investment Income (Loss) .....................   182,346         (40)          (6,974)        2,599      105
                                                    --------    --------        ---------       -------    ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............   104,716        (513)         (37,493)        1,656       (4)
  Realized gain distribution from The Trusts .....         7          --               --            --       --
                                                    --------    --------        ---------       -------    -------
 Net realized gain (loss) ........................   104,723        (513)         (37,493)        1,656       (4)
                                                    --------    --------        ---------       -------    --------
 Change in unrealized appreciation
  (depreciation) of investments ..................   392,166      (5,029)         (15,109)       37,531     (168)
                                                    --------    --------        ---------       -------    -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   496,889      (5,542)         (52,602)       39,187     (172)
                                                    --------    --------        ---------       -------    -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $679,235    $ (5,582)       $ (59,576)      $41,786    $ (67)
                                                    ========    ========        =========       =======    =======


                                                                 EQ/Alliance Common Stock
                                                   -----------------------------------------------------
                                                         2003              2002               2001
                                                   ---------------- ------------------ -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  32,747,758     $      998,921    $   66,366,976
 Expenses:
  Mortality and expense risk charges .............     10,774,949         11,182,451        16,024,667
                                                    -------------     --------------    --------------
Net Investment Income (Loss) .....................     21,972,809        (10,183,530)       50,342,309
                                                    -------------     --------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (98,013,729)      (282,690,026)     (102,598,622)
  Realized gain distribution from The Trusts .....             --                 --         3,428,990
                                                    -------------     --------------    --------------
 Net realized gain (loss) ........................    (98,013,729)      (282,690,026)      (99,169,632)
                                                    -------------     --------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    829,623,818       (562,599,358)     (277,010,784)
                                                    -------------     --------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    731,610,089       (845,289,384)     (376,180,416)
                                                    -------------     --------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 753,582,898     $ (855,472,914)   $ (325,838,107)
                                                    =============     ==============    ==============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/Alliance Growth and Income
                                                   -------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    4,867,999   $   5,048,679    $   3,584,835
 Expenses:
  Mortality and expense risk charges .............       1,995,614       1,955,357        1,879,561
                                                    --------------   -------------    -------------
Net Investment Income (Loss) .....................       2,872,385       3,093,322        1,705,274
                                                    --------------   -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (10,016,865)    (12,331,969)      (9,356,403)
  Realized gain distribution from The Trusts .....              --              --       15,642,007
                                                    --------------   -------------    -------------
 Net realized gain (loss) ........................     (10,016,865)    (12,331,969)       6,285,604
                                                    --------------   -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     105,430,090     (79,684,492)     (14,338,526)
                                                    --------------   -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      95,413,225     (92,016,461)      (8,052,922)
                                                    --------------   -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   98,285,610   $ (88,923,139)   $  (6,347,648)
                                                    ==============   =============    =============


                                                       EQ/Alliance Intermediate Government
                                                                   Securities
                                                   -------------------------------------------
                                                         2003           2002          2001
                                                   --------------- ------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   7,868,505   $ 8,212,241   $4,259,499
 Expenses:
  Mortality and expense risk charges .............        761,468       422,617      252,420
                                                    -------------   -----------   ----------
Net Investment Income (Loss) .....................      7,107,037     7,789,624    4,007,079
                                                    -------------   -----------   ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      2,750,469     3,211,141    1,290,483
  Realized gain distribution from The Trusts .....         69,614       223,853           --
                                                    -------------   -----------   ----------
 Net realized gain (loss) ........................      2,820,083     3,434,994    1,290,483
                                                    -------------   -----------   ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (5,661,973)    1,872,609    1,797,986
                                                    -------------   -----------   ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (2,841,890)    5,307,603    3,088,469
                                                    -------------   -----------   ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   4,265,147   $13,097,227   $7,095,548
                                                    =============   ===========   ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                EQ/Alliance International
                                                   ---------------------------------------------------
                                                         2003             2002              2001
                                                   --------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  8,384,605     $          --     $   1,012,415
 Expenses:
  Mortality and expense risk charges .............     2,396,400           512,469           324,908
                                                    ------------     -------------     -------------
Net Investment Income (Loss) .....................     5,988,205          (512,469)          687,507
                                                    ------------     -------------     -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,479,090)       (7,215,832)       (8,267,592)
  Realized gain distribution from The Trusts .....            --                --           262,362
                                                    ------------     -------------     -------------
 Net realized gain (loss) ........................    (1,479,090)       (7,215,832)       (8,005,230)
                                                    ------------     -------------     -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................   125,782,343        (8,098,384)       (9,474,456)
                                                    ------------     -------------     -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   124,303,253       (15,314,216)      (17,479,686)
                                                    ------------     -------------     -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $130,291,458     $ (15,826,685)    $ (16,792,179)
                                                    ============     =============     =============


                                                               EQ/Alliance Premier Growth
                                                   --------------------------------------------------
                                                         2003            2002              2001
                                                   --------------- ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $         --    $          --    $        9,667
 Expenses:
  Mortality and expense risk charges .............       488,466          533,187           955,890
                                                    ------------    -------------    --------------
Net Investment Income (Loss) .....................      (488,466)        (533,187)         (946,223)
                                                    ------------    -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (5,919,173)     (12,440,696)     (127,060,769)
  Realized gain distribution from The Trusts .....            --               --                --
                                                    ------------    -------------    --------------
 Net realized gain (loss) ........................    (5,919,173)     (12,440,696)     (127,060,769)
                                                    ------------    -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    23,984,232      (23,255,572)       66,507,612
                                                    ------------    -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    18,065,059      (35,696,268)      (60,553,157)
                                                    ------------    -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 17,576,593    $ (36,229,455)   $  (61,499,380)
                                                    ============    =============    ==============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/Alliance Quality Bond
                                                   ---------------------------------------------
                                                         2003           2002           2001
                                                   --------------- ------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   4,429,515   $ 6,403,317   $  7,364,252
 Expenses:
  Mortality and expense risk charges .............        769,108       675,800        885,373
                                                    -------------   -----------   ------------
Net Investment Income (Loss) .....................      3,660,407     5,727,517      6,478,879
                                                    -------------   -----------   ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      3,360,779     2,376,449     16,218,499
  Realized gain distribution from The Trusts .....        489,182       266,874             --
                                                    -------------   -----------   ------------
 Net realized gain (loss) ........................      3,849,961     2,643,323     16,218,499
                                                    -------------   -----------   ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (2,010,661)    3,131,824     (6,369,381)
                                                    -------------   -----------   ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      1,839,300     5,775,147      9,849,118
                                                    -------------   -----------   ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   5,499,707   $11,502,664   $ 16,327,997
                                                    =============   ===========   ============


                                                             EQ/Alliance Small Cap Growth
                                                   -------------------------------------------------
                                                         2003            2002             2001
                                                   --------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $         --    $          --    $   1,582,483
 Expenses:
  Mortality and expense risk charges .............       754,298          706,838          753,493
                                                    ------------    -------------    -------------
Net Investment Income (Loss) .....................      (754,298)        (706,838)         828,990
                                                    ------------    -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (3,849,200)     (10,597,509)     (29,857,146)
  Realized gain distribution from The Trusts .....            --               --          647,769
                                                    ------------    -------------    -------------
 Net realized gain (loss) ........................    (3,849,200)     (10,597,509)     (29,209,377)
                                                    ------------    -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    54,131,901      (37,690,401)      10,471,452
                                                    ------------    -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    50,282,701      (48,287,876)     (18,737,925)
                                                    ------------    -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 49,528,403    $ (48,994,748)   $ (17,908,935)
                                                    ============    =============    =============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/Bernstein Diversified Value
                                                   -------------------------------------------------
                                                         2003             2002             2001
                                                   --------------- ----------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  1,873,586     $   1,460,845    $     717,948
 Expenses:
  Mortality and expense risk charges .............       667,973           496,813          236,038
                                                    ------------     -------------    -------------
Net Investment Income (Loss) .....................     1,205,613           964,032          481,910
                                                    ------------     -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,716,205)       (1,010,461)        (429,986)
  Realized gain distribution from The Trusts .....            --                --        1,424,280
                                                    ------------     -------------    -------------
 Net realized gain (loss) ........................    (1,716,205)       (1,010,461)         994,294
                                                    ------------     -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    34,423,648       (15,360,826)      (2,419,314)
                                                    ------------     -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    32,707,443       (16,371,287)      (1,425,020)
                                                    ------------     -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 33,913,056     $ (15,407,255)   $    (943,110)
                                                    ============     =============    =============


                                                    EQ/Calvert Socially
                                                      Responsible (e)        EQ/Capital Guardian International
                                                   --------------------- -----------------------------------------
                                                       2003       2002       2003          2002          2001
                                                   ------------ -------- ------------ ------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   --      $  --    $  26,511    $   18,585     $   10,401
 Expenses:
  Mortality and expense risk charges .............         3       (28)      10,998         6,803          3,279
                                                     --------    -----    ---------    ----------     ----------
Net Investment Income (Loss) .....................        (3)       28       15,513        11,782          7,122
                                                     ---------   -----    ---------    ----------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         5        --      (29,722)     (102,617)       (15,224)
  Realized gain distribution from The Trusts .....        --        --           --            --             --
                                                     --------    -----    ---------    ----------     ----------
 Net realized gain (loss) ........................         5        --      (29,722)     (102,617)       (15,224)
                                                     --------    -----    ---------    ----------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    14,513       844      602,982      (120,182)       (92,323)
                                                     --------    -----    ---------    ----------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    14,518       844      573,260      (222,799)      (107,547)
                                                     --------    -----    ---------    ----------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $14,515     $ 872    $ 588,773    $ (211,017)    $ (100,425)
                                                     ========    =====    =========    ==========     ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/Capital Guardian Research
                                                   -------------------------------------------
                                                        2003            2002          2001
                                                   -------------- --------------- ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   280,762    $    113,649    $   15,176
 Expenses:
  Mortality and expense risk charges .............      317,214          71,239        21,187
                                                    -----------    ------------    ----------
Net Investment Income (Loss) .....................      (36,452)         42,410        (6,011)
                                                    -----------    ------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (51,548)     (1,282,242)      (96,597)
  Realized gain distribution from The Trusts .....           --              --            --
                                                    -----------    ------------    ----------
 Net realized gain (loss) ........................      (51,548)     (1,282,242)      (96,597)
                                                    -----------    ------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................   17,301,615      (4,103,762)      105,383
                                                    -----------    ------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   17,250,067      (5,386,004)        8,786
                                                    -----------    ------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $17,213,615    $ (5,343,594)   $    2,775
                                                    ===========    ============    ==========


                                                         EQ/Capital Guardian U.S. Equity
                                                   --------------------------------------------
                                                         2003            2002          2001
                                                   --------------- --------------- ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   122,471    $     90,926    $  24,798
 Expenses:
  Mortality and expense risk charges .............       184,420          90,310       21,388
                                                     -----------    ------------    ---------
Net Investment Income (Loss) .....................       (61,949)            616        3,410
                                                     -----------    ------------    ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (331,165)     (1,685,469)     (56,949)
  Realized gain distribution from The Trusts .....             -              --           --
                                                     -----------    ------------    ---------
 Net realized gain (loss) ........................      (331,165)     (1,685,469)     (56,949)
                                                     -----------    ------------    ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................    11,128,907      (2,434,159)     154,385
                                                     -----------    ------------    ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    10,797,742      (4,119,628)      97,436
                                                     -----------    ------------    ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $10,735,793    $ (4,119,012)   $ 100,846
                                                     ===========    ============    =========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/Emerging Markets Equity
                                                   ------------------------------------------------
                                                         2003            2002            2001
                                                   --------------- --------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    426,668    $         --    $          --
 Expenses:
  Mortality and expense risk charges .............       247,352         201,686          164,902
                                                    ------------    ------------    -------------
Net Investment Income (Loss) .....................       179,316        (201,686)        (164,902)
                                                    ------------    ------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,422,158)     (7,917,528)     (15,753,531)
  Realized gain distribution from The Trusts .....            --              --           53,866
                                                    ------------    ------------    -------------
 Net realized gain (loss) ........................    (1,422,158)     (7,917,528)     (15,699,665)
                                                    ------------    ------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    23,947,240       4,148,601       13,760,152
                                                    ------------    ------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    22,525,082      (3,768,927)      (1,939,513)
                                                    ------------    ------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 22,704,398    $ (3,970,613)   $  (2,104,415)
                                                    ============    ============    =============


                                                                   EQ/Equity 500 Index
                                                   ----------------------------------------------------
                                                         2003              2002              2001
                                                   ---------------- ------------------ ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   8,782,191     $    6,541,883    $   6,734,669
 Expenses:
  Mortality and expense risk charges .............      2,885,888          2,891,986        3,292,002
                                                    -------------     --------------    -------------
Net Investment Income (Loss) .....................      5,896,303          3,649,897        3,442,667
                                                    -------------     --------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (13,382,753)       (29,124,066)     (50,673,179)
  Realized gain distribution from The Trusts .....             --            504,613          330,459
                                                    -------------     --------------    -------------
 Net realized gain (loss) ........................    (13,382,753)       (28,619,453)     (50,342,720)
                                                    -------------     --------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................    149,731,680       (123,537,945)     (34,420,555)
                                                    -------------     --------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    136,348,927       (152,157,398)     (84,763,275)
                                                    -------------     --------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 142,245,230     $ (148,507,501)   $ (81,320,608)
                                                    =============     ==============    =============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Evergreen Omega
                                                   ------------------------------------------
                                                        2003           2002          2001
                                                   -------------- ------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $       --    $       --    $      110
 Expenses:
  Mortality and expense risk charges .............       18,089         7,489         4,270
                                                     ----------    ----------    ----------
Net Investment Income (Loss) .....................      (18,089)       (7,489)       (4,160)
                                                     ----------    ----------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       72,805      (279,818)           --
  Realized gain distribution from The Trusts .....           --            --       (39,991)
                                                     ----------    ----------    ----------
 Net realized gain (loss) ........................       72,805      (279,818)      (39,991)
                                                     ----------    ----------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    1,133,755      (223,025)      (69,937)
                                                     ----------    ----------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    1,206,560      (502,843)     (109,928)
                                                     ----------    ----------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $1,188,471    $ (510,332)   $ (114,088)
                                                     ==========    ==========    ==========


                                                                   EQ/FI Mid Cap
                                                   ----------------------------------------------
                                                         2003            2002           2001
                                                   --------------- --------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $        --    $      3,764     $   21,223
 Expenses:
  Mortality and expense risk charges .............       239,968         130,451         44,269
                                                     -----------    ------------     ----------
Net Investment Income (Loss) .....................      (239,968)       (126,687)       (23,046)
                                                     -----------    ------------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       677,627      (1,266,831)      (487,515)
  Realized gain distribution from The Trusts .....            --              --             --
                                                     -----------    ------------     ----------
 Net realized gain (loss) ........................       677,627      (1,266,831)      (487,515)
                                                     -----------    ------------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    17,157,921      (3,581,242)       115,983
                                                     -----------    ------------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    17,835,548      (4,848,073)      (371,532)
                                                     -----------    ------------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $17,595,580    $ (4,974,760)    $ (394,578)
                                                     ===========    ============     ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/FI Small/Mid Cap Value
                                                   ----------------------------------------------
                                                         2003            2002            2001
                                                   --------------- ---------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   563,971    $     648,299    $  400,316
 Expenses:
  Mortality and expense risk charges .............       754,660          595,561       275,246
                                                     -----------    -------------    ----------
Net Investment Income (Loss) .....................      (190,689)          52,738       125,070
                                                     -----------    -------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (841,789)          (6,499)      138,857
  Realized gain distribution from The Trusts .....            --               --            --
                                                     -----------    -------------    ----------
 Net realized gain (loss) ........................      (841,789)          (6,499)      138,857
                                                     -----------    -------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    43,232,206      (21,524,362)    2,231,073
                                                     -----------    -------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    42,390,417      (21,530,861)    2,369,930
                                                     -----------    -------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $42,199,728    $ (21,478,123)   $2,495,000
                                                     ===========    =============    ==========


                                                         EQ/J.P. Morgan Core Bond
                                                   -------------------------------------
                                                        2003         2002        2001
                                                   ------------- ----------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   419,724   $534,940    $ 180,944
 Expenses:
  Mortality and expense risk charges .............       68,021     58,641       14,358
                                                    -----------   --------    ---------
Net Investment Income (Loss) .....................      351,703    476,299      166,586
                                                    -----------   --------    ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      116,974     50,363       25,154
  Realized gain distribution from The Trusts .....           --     68,611       45,303
                                                    -----------   --------    ---------
 Net realized gain (loss) ........................      116,974    118,974       70,457
                                                    -----------   --------    ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (139,010)   284,742      (95,335)
                                                    -----------   --------    ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      (22,036)   403,716      (24,878)
                                                    -----------   --------    ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   329,667   $880,015    $ 141,708
                                                    ===========   ========    =========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/Janus Large Cap Growth
                                                   -----------------------------------------------
                                                         2003            2002            2001
                                                   --------------- --------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $          --   $         --    $      1,409
 Expenses:
  Mortality and expense risk charges .............         98,193         79,582          45,823
                                                    -------------   ------------    ------------
Net Investment Income (Loss) .....................        (98,193)       (79,582)        (44,414)
                                                    -------------   ------------    ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (2,023,242)    (1,611,929)     (1,095,410)
  Realized gain distribution from The Trusts .....             --             --              --
                                                    -------------   ------------    ------------
 Net realized gain (loss) ........................     (2,023,242)    (1,611,929)     (1,095,410)
                                                    -------------   ------------    ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      6,526,985     (4,044,944)     (1,003,017)
                                                    -------------   ------------    ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      4,503,743     (5,656,873)     (2,098,427)
                                                    -------------   ------------    ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   4,405,550   $ (5,736,455)   $ (2,142,841)
                                                    =============   ============    ============


                                                          EQ/Lazard Small Cap Value
                                                   ---------------------------------------
                                                        2003           2002        2001
                                                   -------------- ------------- ----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $   36,291    $   18,020    $ 69,440
 Expenses:
  Mortality and expense risk charges .............       17,204        13,908       4,612
                                                     ----------    ----------    --------
Net Investment Income (Loss) .....................   $   19,087         4,112      64,828
                                                     ----------    ----------    --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (21,834)       12,285      24,927
  Realized gain distribution from The Trusts .....        8,806        18,365     112,835
                                                     ----------    ----------    --------
 Net realized gain (loss) ........................      (13,028)       30,650     137,762
                                                     ----------    ----------    --------
 Change in unrealized appreciation
  (depreciation) of investments ..................    1,164,092      (376,866)     20,327
                                                     ----------    ----------    --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    1,151,064      (346,216)    158,089
                                                     ----------    ----------    --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $1,170,151    $ (342,104)   $222,917
                                                     ==========    ==========    ========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/Marsico Focus (c)
                                                   -----------------------------------------
                                                         2003            2002         2001
                                                   --------------- --------------- ---------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $        --    $      4,552    $   --
 Expenses:
  Mortality and expense risk charges .............       232,688          45,829       365
                                                     -----------    ------------    ------
Net Investment Income (Loss) .....................      (232,688)        (41,277)     (365)
                                                     -----------    ------------    ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       (67,734)       (259,061)      159
  Realized gain distribution from The Trusts .....            --              --        --
                                                     -----------    ------------    ------
 Net realized gain (loss) ........................       (67,734)       (259,061)      159
                                                     -----------    ------------    ------
 Change in unrealized appreciation
  (depreciation) of investments ..................    12,439,522      (1,429,037)    8,459
                                                     -----------    ------------    ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    12,371,788      (1,688,098)    8,618
                                                     -----------    ------------    ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $12,139,100    $ (1,729,375)   $8,253
                                                     ===========    ============    ======


                                                            EQ/Mercury Basic Value Equity
                                                   -----------------------------------------------
                                                         2003             2002            2001
                                                   --------------- ----------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $    736,702     $   1,270,427    $2,910,068
 Expenses:
  Mortality and expense risk charges .............       664,478           567,200       370,568
                                                    ------------     -------------    ----------
Net Investment Income (Loss) .....................        72,224           703,227     2,539,500
                                                    ------------     -------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (1,723,662)       (1,781,633)      164,816
  Realized gain distribution from The Trusts .....            --           671,859     2,018,991
                                                    ------------     -------------    ----------
 Net realized gain (loss) ........................    (1,723,662)       (1,109,774)    2,183,807
                                                    ------------     -------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    38,812,253       (21,147,465)     (467,046)
                                                    ------------     -------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    37,088,591       (22,257,239)    1,716,761
                                                    ------------     -------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 37,160,815     $ (21,554,012)   $4,256,261
                                                    ============     =============    ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Mercury International Value
                                                   -----------------------------------------------
                                                         2003             2002            2001
                                                   --------------- ----------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $ 1,715,234     $     419,738    $   16,774
 Expenses:
  Mortality and expense risk charges .............       363,935           210,559        10,235
                                                     -----------     -------------    ----------
Net Investment Income (Loss) .....................     1,351,299           209,179         6,539
                                                     -----------     -------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      (988,834)       (1,892,139)     (213,457)
  Realized gain distribution from The Trusts .....            --                --           152
                                                     -----------     -------------    ----------
 Net realized gain (loss) ........................      (988,834)       (1,892,139)     (213,305)
                                                     -----------     -------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    18,373,517        (9,674,470)     (127,410)
                                                     -----------     -------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    17,384,683       (11,566,609)     (340,715)
                                                     -----------     -------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $18,735,982     $ (11,357,430)   $ (334,176)
                                                     ===========     =============    ==========


                                                            EQ/MFS Emerging Growth Companies
                                                   ---------------------------------------------------
                                                         2003             2002              2001
                                                   ---------------- ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $           --   $          --    $       56,327
 Expenses:
  Mortality and expense risk charges .............         809,076         911,294         1,308,762
                                                    --------------   -------------    --------------
Net Investment Income (Loss) .....................        (809,076)       (911,294)       (1,252,435)
                                                    --------------   -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (17,387,668)    (54,691,176)      (79,597,391)
  Realized gain distribution from The Trusts .....              --              --                --
                                                    --------------   -------------    --------------
 Net realized gain (loss) ........................     (17,387,668)    (54,691,176)      (79,597,391)
                                                    --------------   -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      55,299,579     (18,607,153)      (29,752,357)
                                                    --------------   -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      37,911,911     (73,298,329)     (109,349,748)
                                                    --------------   -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   37,102,835   $ (74,209,623)   $ (110,602,183)
                                                    ==============   =============    ==============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/MFS Investors Trust
                                                   --------------------------------------------
                                                        2003           2002           2001
                                                   ------------- --------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   56,772    $     38,842     $   17,243
 Expenses:
  Mortality and expense risk charges .............      45,480          30,462         17,100
                                                    ----------    ------------     ----------
Net Investment Income (Loss) .....................      11,292           8,380            143
                                                    ----------    ------------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (204,383)       (561,412)       (95,215)
  Realized gain distribution from The Trusts .....                          --             --
                                                    ----------    ------------     ----------
 Net realized gain (loss) ........................    (204,383)       (561,412)       (95,215)
                                                    ----------    ------------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................   1,858,590        (729,555)      (389,623)
                                                    ----------    ------------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   1,654,207      (1,290,967)      (484,838)
                                                    ----------    ------------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $1,665,499    $ (1,282,587)    $ (484,695)
                                                    ==========    ============     ==========


                                                                  EQ/Money Market
                                                   ----------------------------------------------
                                                         2003            2002           2001
                                                   --------------- --------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   3,407,007   $   6,529,434   $ 14,248,528
 Expenses:
  Mortality and expense risk charges .............      2,066,858       2,317,641      2,107,718
                                                    -------------   -------------   ------------
Net Investment Income (Loss) .....................      1,340,149       4,211,793     12,140,810
                                                    -------------   -------------   ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (1,217,067)     (5,188,291)    (1,312,388)
  Realized gain distribution from The Trusts .....              -              --             --
                                                    -------------   -------------   ------------
 Net realized gain (loss) ........................     (1,217,067)     (5,188,291)    (1,312,388)
                                                    -------------   -------------   ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      1,228,788       5,378,377      2,210,091
                                                    -------------   -------------   ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................         11,721         190,086        897,703
                                                    -------------   -------------   ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   1,351,870   $   4,401,879   $ 13,038,513
                                                    =============   =============   ============

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/Putnam Growth & Income Value
                                                   ---------------------------------------------
                                                        2003           2002            2001
                                                   ------------- --------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $  403,638    $    401,563    $    271,562
 Expenses:
  Mortality and expense risk charges .............     145,248         141,789         133,534
                                                    ----------    ------------    ------------
Net Investment Income (Loss) .....................     258,390         259,774         138,028
                                                    ----------    ------------    ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (966,987)     (1,298,427)       (289,234)
  Realized gain distribution from The Trusts .....          --              --              --
                                                    ----------    ------------    ------------
 Net realized gain (loss) ........................    (966,987)     (1,298,427)       (289,234)
                                                    ----------    ------------    ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................   7,654,314      (5,081,256)     (1,766,064)
                                                    ----------    ------------    ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   6,687,327      (6,379,683)     (2,055,298)
                                                    ----------    ------------    ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $6,945,717    $ (6,119,909)   $ (1,917,270)
                                                    ==========    ============    ============


                                                               EQ/PutnamVoyager
                                                   -----------------------------------------
                                                        2003          2002          2001
                                                   ------------- ------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $     2,536   $    1,952    $       --
 Expenses:
  Mortality and expense risk charges .............        9,796        8,743         6,498
                                                    -----------   ----------    ----------
Net Investment Income (Loss) .....................       (7,260)      (6,791)       (6,498)
                                                    -----------   ----------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     (130,523)    (180,020)      (90,894)
  Realized gain distribution from The Trusts .....           --           --            --
                                                    -----------   ----------    ----------
 Net realized gain (loss) ........................     (130,523)    (180,020)      (90,894)
                                                    -----------   ----------    ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................      514,584     (264,798)     (153,864)
                                                    -----------   ----------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      384,061     (444,818)     (244,758)
                                                    -----------   ----------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   376,801   $ (451,609)   $ (251,256)
                                                    ===========   ==========    ==========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Small Company Index
                                                   ---------------------------------------
                                                       2003          2002          2001
                                                   ------------ -------------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   38,349    $    4,080    $  3,038
 Expenses:
  Mortality and expense risk charges .............      16,687         4,103       1,415
                                                    ----------    ----------    --------
Net Investment Income (Loss) .....................      21,662           (23)      1,623
                                                    ----------    ----------    --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     259,217       (40,343)     (5,895)
  Realized gain distribution from The Trusts .....          --            --         260
                                                    ----------    ----------    --------
 Net realized gain (loss) ........................     259,217       (40,343)     (5,635)
                                                    ----------    ----------    --------
 Change in unrealized appreciation
  (depreciation) of investments ..................     839,581      (148,885)     38,966
                                                    ----------    ----------    --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   1,098,798      (189,228)     33,331
                                                    ----------    ----------    --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $1,120,461    $ (189,251)   $ 34,954
                                                    ==========    ==========    ========


                                                                                                       Fidelity VIP Asset
                                                                     EQ/Technology                     Manager: Growth (h)
                                                   -------------------------------------------------- --------------------
                                                         2003             2002             2001               2003
                                                   --------------- ----------------- ---------------- --------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $         --     $          --    $       5,346         $     --
 Expenses:
  Mortality and expense risk charges .............       232,593           204,177          221,007               --
                                                    ------------     -------------    -------------         --------
Net Investment Income (Loss) .....................      (232,593)         (204,177)        (215,661)              --
                                                    ------------     -------------    -------------         --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    (3,667,713)       (6,118,506)     (18,298,009)           5,903
  Realized gain distribution from The Trusts .....            --                --               --               --
                                                    ------------     -------------    -------------         --------
 Net realized gain (loss) ........................    (3,667,713)       (6,118,506)      18,298,009            5,903
                                                    ------------     -------------    -------------         --------
 Change in unrealized appreciation
  (depreciation) of investments ..................    18,909,006       (13,818,767)       7,601,879          102,299
                                                    ------------     -------------    -------------         --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    15,241,293       (19,937,273)     (10,696,130)         108,202
                                                    ------------     -------------    -------------         --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $ 15,008,700     $ (20,141,450)   $ (10,911,791)        $108,202
                                                    ============     =============    =============         ========

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                     Fidelity VIP       Fidelity VIP         Fidelity VIP
                                                    Contrafund (h)   Equity-Income (h)   Growth & Income (h)
                                                   ---------------- ------------------- ---------------------
                                                         2003               2003                 2003
                                                   ---------------- ------------------- ---------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $     --           $     --             $     --
 Expenses:
  Mortality and expense risk charges .............           --                 --                   --
                                                       --------           --------             --------
Net Investment Income (Loss) .....................           --                 --                   --
                                                       --------           --------             --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       13,868             65,954               10,891
  Realized gain distribution from The Trusts .....           --                 --                   --
                                                       --------           --------             --------
 Net realized gain (loss) ........................       13,868             65,954               10,891
                                                       --------           --------             --------
 Change in unrealized appreciation
  (depreciation) of investments ..................      315,370            311,516              132,444
                                                       --------           --------             --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      329,238            377,470              143,335
                                                       --------           --------             --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $329,238           $377,470             $143,335
                                                       ========           ========             ========


                                                      Fidelity VIP           Fidelity VIP         Fidelity VIP   Fidelity VIP
                                                    High Income (h)   Investment Grade Bond (h)    Mid Cap (h)     Value (h)
                                                   ----------------- --------------------------- -------------- --------------
                                                          2003                   2003                 2003           2003
                                                   ----------------- --------------------------- -------------- --------------
Income and Expenses: Investment Income:
  Dividends from The Trusts ......................      $     --             $       --             $     --        $ 2,589
 Expenses:
  Mortality and expense risk charges .............            --                     --                   --             --
                                                        --------             ----------             --------        -------
Net Investment Income (Loss) .....................            --                     --                   --          2,589
                                                        --------             ----------             --------        -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         5,913                (29,542)               7,198          9,875
  Realized gain distribution from The Trusts .....            --                     --                   --             --
                                                        --------             ----------             --------        -------
 Net realized gain (loss) ........................         5,913                (29,542)               7,198          9,875
                                                        --------             ----------             --------        -------
 Change in unrealized appreciation
  (depreciation) of investments ..................       113,927                 81,467              166,833         52,233
                                                        --------             ----------             --------        -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       119,840                 51,925              174,031         62,108
                                                        --------             ----------             --------        -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $119,840             $   51,925             $174,031        $64,697
                                                        ========             ==========             ========        =======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                        Fidelity VIP
                                                    Value Strategies (h)  MFS Mid Cap Growth (f)
                                                   ---------------------- ----------------------
                                                            2003              2003       2002
                                                   ---------------------- ----------- ----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................        $ 12,099          $    --      $ --
 Expenses:
  Mortality and expense risk charges .............              --              352         1
                                                          --------          -------      ----
Net Investment Income (Loss) .....................          12,099             (352)       (1)
                                                          --------          -------      ----
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............          17,746            2,185         3
  Realized gain distribution from The Trusts .....              --               --        --
                                                          --------          -------      ----
 Net realized gain (loss) ........................          17,746            2,185         3
                                                          --------          -------      ----
 Change in unrealized appreciation
  (depreciation) of investments ..................         107,545           15,800        (6)
                                                          --------          -------      ----
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................         125,291           17,985        (3)
                                                          --------          -------      ----
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................        $137,390          $17,633      $ (4)
                                                          ========          =======      ====


                                                     PEA Renaissance (f)   PIMCO Total Return (f)
                                                   ----------------------- ----------------------
                                                       2003        2002       2003       2002
                                                   ------------ ---------- --------- ------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   87,941     $105     $5,422      $1,078
 Expenses:
  Mortality and expense risk charges .............       7,019       (1)       683          43
                                                    ----------     ------   ------      ------
Net Investment Income (Loss) .....................      80,922      104      4,739       1,035
                                                    ----------     -----    ------      ------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     203,451       49        472          (1)
  Realized gain distribution from The Trusts .....          --       --         --          --
                                                    ----------     -----    ------      ------
 Net realized gain (loss) ........................     203,451       49        472          (1)
                                                    ----------     -----    ------      ------
 Change in unrealized appreciation
  (depreciation) of investments ..................   1,537,368       13       (251)        145
                                                    ----------     -----    ------      ------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   1,740,819       62        221         144
                                                    ----------     -----    ------      ------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $1,821,741     $166     $4,960      $1,179
                                                    ==========     =====    ======      ======

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,


                                                                                    Vanguard VIF Equity Index
                                                         U.S. Real Estate (g)                  (d)
                                                     ----------------------------   -------------------------
                                                          2003           2002           2003          2002
                                                     -------------   ------------   -----------   -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $       --      $  63,796      $  3,152      $     --
 Expenses:
  Mortality and expense risk charges .............         6,747             --         2,652           123
                                                      ----------      ---------      --------      --------
Net Investment Income (Loss) .....................        (6,747)        63,796           500          (123)
                                                      ----------      ---------      --------      --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       120,772             99         6,219          (789)
  Realized gain distribution from The Trusts .....            --             --         6,303            --
                                                      ----------      ---------      --------      --------
 Net realized gain (loss) ........................       120,772             99        12,522          (789)
                                                      ----------      ---------      --------      --------
 Change in unrealized appreciation
  (depreciation) of investments ..................     1,766,713        (48,679)      110,222        (2,230)
                                                      ----------      ---------      --------      --------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     1,887,485        (48,580)      122,744        (3,019)
                                                      ----------      ---------      --------      --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $1,880,738      $  15,216      $123,244      $ (3,142)
                                                      ==========      =========      ========      ========

-------
(a) Commenced Operations on May 2, 2000.
(b) Commenced Operations on September 5, 2000.
(c) Commenced Operations on October 22, 2001.
(d) Commenced Operations on April 26, 2002.
(e) Commenced Operations on May 13, 2002.
(f) Commenced Operations on August 2, 2002.
(g) Commenced Operations on November 5, 2002.
(h) Commenced Operations on May 2, 2003.
(i) Commenced Operations on October 13, 2003.
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,


                                                      AXA Aggressive            AXA Conservative
                                                 Allocation Portfolio (t)   Allocation Portfolio (t)
                                                -------------------------- --------------------------
                                                           2003                       2003
                                                -------------------------- --------------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................          $ 2,697                    $  435
 Net realized gain (loss) on investments ......            3,333                        83
 Change in unrealized appreciation
  (depreciation) on investments ...............            9,782                        16
                                                        --------                   -------
 Net increase (decrease) in net assets from
  operations ..................................           15,812                       534
                                                        --------                   -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from
   contractowners .............................          156,093                     6,536
  Transfers between funds and
   guaranteed interest account, net ...........          400,359                    33,568
  Transfers for contract benefits and
   terminations ...............................               --                        --
  Contract maintenance charges ................           (4,327)                     (961)
                                                        --------                   -------
 Net increase (decrease) in net assets from
  contractowners transactions .................          552,125                    39,143
                                                        --------                   -------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................              174                        25
                                                        --------                   -------
Increase (Decrease) in Net Assets .............          568,111                    39,702
Net Assets -- Beginning of Period .............               --                        --
                                                        --------                   -------
Net Assets -- End of Period ...................         $568,111                   $39,702
                                                        ========                   =======
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued .......................................                6                         1
 Redeemed .....................................               (2)                       (1)
                                                        --------                   -------
 Net Increase (Decrease) ......................                5                        --
                                                        --------                   -------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................                1                        --
 Redeemed .....................................               --                        --
                                                        --------                   -------
 Net Increase (Decrease) ......................                1                        --
                                                        --------                   -------


                                                            AXA
                                                     Conservative-Plus                          AXA Moderate
                                                 Allocation Portfolio (t)               Allocation Portfolio (c)(m)
                                                -------------------------- ------------------------------------------------------
                                                           2003                   2003               2002              2001
                                                -------------------------- ------------------ ------------------ ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................          $ 2,076             $   24,574,439     $   12,113,760    $  14,616,778
 Net realized gain (loss) on investments ......              436                   (417,569)       (73,919,467)      (7,624,110)
 Change in unrealized appreciation
  (depreciation) on investments ...............            2,052                208,496,236        (47,302,906)     (31,738,236)
                                                         -------             --------------     --------------    -------------
 Net increase (decrease) in net assets from
  operations ..................................            4,564                232,653,106       (109,108,613)     (24,745,568)
                                                         -------             --------------     --------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from
   contractowners .............................            7,821                130,164,437         64,161,367       52,423,463
  Transfers between funds and
   guaranteed interest account, net ...........          164,349                (48,262,114)       731,918,648      223,284,135
  Transfers for contract benefits and
   terminations ...............................               --                (84,612,101)       (36,918,543)     (31,418,693)
  Contract maintenance charges ................             (910)               (93,083,339)       (48,235,238)     (36,290,597)
                                                         -------             --------------     --------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions .................          171,260                (95,793,117)       710,926,234      207,998,308
                                                         -------             --------------     --------------    -------------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................              116                 (2,453,226)         3,424,742          (38,485)
                                                         -------             --------------     --------------    -------------
Increase (Decrease) in Net Assets .............          175,940                134,406,763        605,242,363      183,214,255
Net Assets -- Beginning of Period .............               --              1,300,231,111        694,988,748      511,774,493
                                                         -------             --------------     --------------    -------------
Net Assets -- End of Period ...................          $175,940            $1,434,637,874     $1,300,231,111    $ 694,988,748
                                                         ========            ==============     ==============    =============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued .......................................                2                        451              2,245              746
 Redeemed .....................................               (1)                      (700)              (362)            (287)
                                                         --------            --------------     --------------    -------------
 Net Increase (Decrease) ......................                2                       (249)             1,883              459
                                                         --------            --------------     --------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................               --                        232                418              153
 Redeemed .....................................               --                       (156)               (63)             (33)
                                                         --------            --------------     --------------    -------------
 Net Increase (Decrease) ......................               --                         76                355              120
                                                         --------            --------------     --------------    -------------


                                                 AXA Moderate-Plus
                                                     Allocation
                                                   Portfolio (t)
                                                -------------------
                                                        2003
                                                -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................     $    7,626
 Net realized gain (loss) on investments ......             47
 Change in unrealized appreciation
  (depreciation) on investments ...............         34,010
                                                    ----------
 Net increase (decrease) in net assets from
  operations ..................................         41,683
                                                    ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from
   contractowners .............................        127,056
  Transfers between funds and
   guaranteed interest account, net ...........      1,124,465
  Transfers for contract benefits and
   terminations ...............................             --
  Contract maintenance charges ................         (9,940)
                                                    ----------
 Net increase (decrease) in net assets from
  contractowners transactions .................      1,241,581
                                                    ----------
 Net increase (decrease) in amount
  retained by Equitable Life in Separate
  Account FP ..................................            635
                                                    ----------
Increase (Decrease) in Net Assets .............      1,283,899
Net Assets -- Beginning of Period .............             --
                                                    ----------
Net Assets -- End of Period ...................     $1,283,899
                                                    ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued .......................................             10
 Redeemed .....................................             --
                                                    ----------
 Net Increase (Decrease) ......................             10
                                                    ----------
Unit Activity 0.00% to 0.90% Class B
 Issued .......................................              1
 Redeemed .....................................             --
                                                    ----------
 Net Increase (Decrease) ......................              1
                                                    ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            AXA Premier VIP Aggressive Equity
                                                   ----------------------------------------------------
                                                         2003              2002              2001
                                                   ---------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  (2,502,472)   $    (2,672,675)  $      (304,688)
 Net realized gain (loss) on investments .........    (12,236,585)       (59,641,031)     (212,487,401)
 Change in unrealized appreciation
  (depreciation) on investments ..................    155,648,109       (105,197,028)        3,263,156
                                                    -------------    ---------------   ---------------
 Net increase (decrease) in net assets from
  operations .....................................    140,909,052       (167,510,734)     (209,528,933)
                                                    -------------    ---------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     65,485,810         78,157,422        96,108,525
  Transfers between funds and guaranteed
   interest account, net .........................    (14,254,228)       (38,657,243)      (44,712,711)
  Transfers for contract benefits and
   terminations ..................................    (24,339,337)       (27,849,325)      (33,567,150)
  Contract maintenance charges ...................    (41,073,606)       (45,225,256)      (49,339,864)
                                                    -------------    ---------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (14,181,361)       (33,574,402)      (31,511,200)
                                                    -------------    ---------------   ---------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         30,593             20,968            73,978
                                                    -------------    ---------------   ---------------
Increase (Decrease) in Net Assets ................    126,758,284       (201,064,168)     (240,966,155)
Net Assets -- Beginning of Period ................    388,577,360        589,641,528       830,607,683
                                                    -------------    ---------------   ---------------
Net Assets -- End of Period ......................  $ 515,335,644    $   388,577,360   $   589,641,528
                                                    =============    ===============   ===============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            283                940             2,128
 Redeemed ........................................           (318)            (1,039)           (2,192)
                                                    -------------    ---------------   ---------------
 Net Increase (Decrease) .........................            (35)               (99)              (64)
                                                    -------------    ---------------   ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................             74                329               327
 Redeemed ........................................            (43)              (284)             (274)
                                                    -------------    ---------------   ---------------
 Net Increase (Decrease) .........................             31                 45                53
                                                    -------------    ---------------   ---------------


                                                     AXA Premier VIP Core Bond (e)   AXA Premier VIP Health Care (e)
                                                   --------------------------------- --------------------------------
                                                          2003             2002             2003            2002
                                                   ----------------- --------------- ----------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   983,381       $   389,921      $   68,592      $   (6,461)
 Net realized gain (loss) on investments .........       170,371            66,068         199,019         (61,765)
 Change in unrealized appreciation
  (depreciation) on investments ..................      (201,692)          118,318       1,168,545         (27,114)
                                                     -----------       -----------      ----------      ----------
 Net increase (decrease) in net assets from
  operations .....................................       952,060           574,307       1,436,156         (95,340)
                                                     -----------       -----------      ----------      ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     9,919,519         2,441,018       2,347,028         404,115
  Transfers between funds and guaranteed
   interest account, net .........................    11,778,742        20,587,154       5,467,682       2,505,731
  Transfers for contract benefits and
   terminations ..................................    (1,853,286)         (283,925)       (184,060)        (37,907)
  Contract maintenance charges ...................    (2,841,270)         (519,567)       (470,119)        (78,190)
                                                     -----------       -----------      ----------      ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    17,003,705        22,224,680       7,160,531       2,793,749
                                                     -----------       -----------      ----------      ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        42,567            19,788          25,610           6,461
                                                     -----------       -----------      ----------      ----------
Increase (Decrease) in Net Assets ................    17,998,332        22,818,775       8,622,297       2,704,870
Net Assets -- Beginning of Period ................    22,818,775                --       2,704,870              --
                                                     -----------       -----------      ----------      ----------
Net Assets -- End of Period ......................   $40,817,107       $22,818,775     $11,327,167      $2,704,870
                                                     ===========       ===========     ============     ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            36                 1               8              --
 Redeemed ........................................            (8)               --              (1)             --
                                                     -----------       -----------     -----------      ----------
 Net Increase (Decrease) .........................            28                 1               7              --
                                                     -----------       -----------     -----------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           435               272             107              83
 Redeemed ........................................          (307)              (61)            (39)            (49)
                                                     -----------       -----------      ------------     ---------
 Net Increase (Decrease) .........................           128               211              68              34
                                                     -------------     -----------      ------------     ---------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               AXA Premier VIP High Yield
                                                   --------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   9,139,101    $  10,681,084    $  11,182,251
 Net realized gain (loss) on investments .........        599,730      (14,071,175)     (19,177,544)
 Change in unrealized appreciation
  (depreciation) on investments ..................     20,725,848         (252,884)       8,741,806
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     30,464,679       (3,642,975)         746,513
                                                    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     20,872,021       17,316,670       18,089,741
  Transfers between funds and guaranteed
   interest account, net .........................     45,035,004        7,117,075       (3,097,120)
  Transfers for contract benefits and
   terminations ..................................     (6,569,977)      (8,188,562)      (6,596,529)
  Contract maintenance charges ...................    (10,275,631)      (9,527,664)      (9,310,362)
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     49,061,417        6,717,519         (914,270)
                                                    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         82,016          (10,748)          (4,036)
                                                    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................     79,608,112        3,063,796         (171,793)
Net Assets -- Beginning of Period ................    124,988,074      121,924,278      122,096,071
                                                    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 204,596,186    $ 124,988,074    $ 121,924,278
                                                    =============    =============    =============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................          1,034              507              437
 Redeemed ........................................           (861)            (488)            (454)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................            173               19              (17)
                                                    -------------    -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            145              119               54
 Redeemed ........................................            (96)             (62)             (17)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................             49               57               37
                                                    -------------    -------------    -------------


                                                         AXA Premier VIP        AXA Premier VIP Large Cap
                                                    International Equity (e)         Core Equity (e)
                                                   --------------------------- ----------------------------
                                                         2003          2002          2003           2002
                                                   ---------------- ---------- ---------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $   19,348      $  (135)    $   1,420      $    18
 Net realized gain (loss) on investments .........        12,403       (1,759)       20,389           --
 Change in unrealized appreciation
  (depreciation) on investments ..................       455,052       (1,906)      150,285         (397)
                                                      ----------      --------     --------       -------
 Net increase (decrease) in net assets from
  operations .....................................       486,803       (3,800)      172,094         (379)
                                                      ----------      --------     --------       -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........       796,174       14,918       605,757         4,746
  Transfers between funds and guaranteed
   interest account, net .........................     3,807,436       75,001     1,402,389        25,408
  Transfers for contract benefits and
   terminations ..................................       (14,818)      (1,034)           --            --
  Contract maintenance charges ...................      (112,748)      (1,461)      (82,349)         (394)
                                                      ----------     --------     ---------       -------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     4,476,044       88,458     1,924,763        29,760
                                                      ----------     --------     ---------       -------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         4,045          135         2,186             8
                                                      ----------     --------     ---------       -------
Increase (Decrease) in Net Assets ................     4,966,892       84,793     2,099,043        29,389
Net Assets -- Beginning of Period ................        84,793       29,389            --            --
                                                      ----------     --------     ---------       -------
Net Assets -- End of Period ......................    $5,051,685     $ 84,793    $2,128,432       $29,389
                                                      ==========     ========    ==========       =======
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            9            --             8            --
 Redeemed ........................................           (1)           --            (2)           --
                                                      ----------     --------     ---------       -------
 Net Increase (Decrease) .........................            8            --             6            --
                                                      ----------     --------     ---------       -------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           48             1            15            --
 Redeemed ........................................          (12)           --            (3)           --
                                                      ----------     --------     ---------       -------
 Net Increase (Decrease) .........................           36             1            12           --
                                                      ----------     --------     ---------       -------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                         AXA Premier VIP              AXA Premier VIP
                                                       Large Cap Growth (e)         Large Cap Value (e)
                                                   ---------------------------- ----------------------------
                                                         2003           2002          2003           2002
                                                   ---------------- ----------- ---------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $  (9,390)     $   (133)     $  49,574      $    698
 Net realized gain (loss) on investments .........      110,054          (116)        33,880           654
 Change in unrealized appreciation
  (depreciation) on investments ..................      394,490        (4,016)       321,233        (2,971)
                                                      ---------      --------      ---------      --------
 Net increase (decrease) in net assets from
  operations .....................................      495,154        (4,265)       404,687        (1,619)
                                                      ---------      --------      ---------      --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    1,268,026         5,862        642,202        19,300
  Transfers between funds and guaranteed
   interest account, net .........................    4,856,491       132,409      2,173,572       219,668
  Transfers for contract benefits and
   terminations ..................................      (27,179)           --        (13,954)           --
  Contract maintenance charges ...................     (183,401)         (912)      (119,544)       (1,519)
                                                      ---------      --------      ---------      --------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    5,913,937       137,359      2,682,276       237,449
                                                      ---------      --------      ---------      --------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        9,390           132          5,411           276
                                                      ---------      --------      ---------      --------
Increase (Decrease) in Net Assets ................    6,418,481       133,226      3,092,374       236,106
Net Assets -- Beginning of Period ................      133,226            --        236,106            --
                                                      ---------      --------      ---------      --------
Net Assets -- End of Period ......................    $6,551,707     $133,226      $3,328,480     $236,106
                                                      ==========     ========      ==========     ========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           13            --              7            --
 Redeemed ........................................           (3)           --             (2)           --
                                                      ------------   --------      ------------   --------
 Net Increase (Decrease) .........................           10            --              5            --
                                                      -----------    --------      -----------    --------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           88             2             46             3
 Redeemed ........................................          (30)           --            (24)           --
                                                      -----------    --------      -----------    --------
 Net Increase (Decrease) .........................           58             2             22             3
                                                      -----------    --------      -----------    --------


                                                          AXA Premier VIP                AXA Premier VIP
                                                     Small/Mid Cap Growth (e)        Small/Mid Cap Value (e)
                                                   ----------------------------- -------------------------------
                                                         2003           2002            2003            2002
                                                   ---------------- ------------ ----------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $  70,331       $   (133)    $    (5,639)     $  (12,312)
 Net realized gain (loss) on investments .........      203,068           (519)        945,450        (368,050)
 Change in unrealized appreciation
  (depreciation) on investments ..................      457,654         (1,413)      4,000,286        (101,311)
                                                      ---------       --------     -----------      ----------
 Net increase (decrease) in net assets from
  operations .....................................      731,053         (2,065)      4,940,098        (481,673)
                                                      ---------       --------     -----------      ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    1,734,065         27,336       4,119,371         982,267
  Transfers between funds and guaranteed
   interest account, net .........................    5,943,405         90,714      10,744,114       6,465,930
  Transfers for contract benefits and
   terminations ..................................      (69,956)            --        (368,523)        (65,138)
  Contract maintenance charges ...................     (234,236)        (1,901)     (1,037,154)       (212,475)
                                                      ---------       --------     -----------      ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    7,373,278        116,149      13,457,808       7,170,584
                                                      ---------       --------     -----------      ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........       10,091            133          37,283          11,402
                                                      ---------       --------     -----------      ----------
Increase (Decrease) in Net Assets ................    8,114,422        114,217      18,435,189       6,700,313
Net Assets -- Beginning of Period ................      114,217             --       6,700,313              --
                                                      ---------       --------     -----------      ----------
Net Assets -- End of Period ......................   $8,228,639       $114,217     $25,135,502      $6,700,313
                                                      =========       ========     ===========      ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           15             --              11              --
 Redeemed ........................................           (3)            --              (2)             --
                                                      ------------    --------     --------------   ----------
 Net Increase (Decrease) .........................           12             --               9              --
                                                      -----------     --------     -------------    ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................          137              1             259             175
 Redeemed ........................................          (66)            --            (120)            (85)
                                                      -----------     --------     -------------    ----------
 Net Increase (Decrease) .........................           71              1             139              90
                                                      -----------     --------     -------------    ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                                 AXA Rosenberg VIT
                                                    AXA Premier VIP Technology   Value Long/Short
                                                               (e)                  Equity (s)          Davis Value (i)
                                                   ---------------------------- ------------------ --------------------------
                                                         2003           2002           2003            2003          2002
                                                   ---------------- ----------- ------------------ ------------ -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $ 182,346      $    (40)      $   (6,974)     $   2,599      $  105
 Net realized gain (loss) on investments .........      104,723          (513)         (37,493)         1,656          (4)
 Change in unrealized appreciation
  (depreciation) on investments ..................      392,166        (5,029)         (15,109)        37,531        (168)
                                                      ---------      --------       ----------      ---------     -------
 Net increase (decrease) in net assets from
  operations .....................................      679,235        (5,582)         (59,576)        41,786         (67)
                                                      ---------      --------       ----------      ---------     -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    1,118,275         8,950          155,350        160,236      13,673
  Transfers between funds and guaranteed
   interest account, net .........................    6,684,717        44,425        1,296,141         51,940       8,413
  Transfers for contract benefits and
   terminations ..................................      (89,824)           --           (1,213)            --          --
  Contract maintenance charges ...................     (226,316)       (1,172)         (57,442)       (19,280)       (986)
                                                      ---------      --------       ----------      ---------     -------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    7,486,852        52,203        1,392,836        192,896      21,100
                                                      ---------      --------       ----------      ---------     -------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........       10,192            90        6,754,282            754          16
                                                      ---------      --------       ----------      ---------     -------
Increase (Decrease) in Net Assets ................    8,176,279        46,711        8,087,542        235,436      21,049
Net Assets -- Beginning of Period ................       46,711            --               --         21,049          --
                                                      ---------      --------       ----------      ---------     -------
Net Assets -- End of Period ......................   $8,222,990      $ 46,711       $8,087,542      $ 256,485     $21,049
                                                      ==========     ========       ==========      =========     =======
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            7            --               --              2          --
 Redeemed ........................................           (1)           --               --             --          --
                                                      ----------     --------       ----------      ---------     -------
 Net Increase (Decrease) .........................            6            --               --              2          --
                                                      -----------    --------       ----------      ---------     -------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           94             1              140             --          --
 Redeemed ........................................          (15)           --             (126)            --          --
                                                      ----------     --------       ----------      ---------     -------
 Net Increase (Decrease) .........................           79             1               14             --          --
                                                      ----------     --------       ----------      ---------     -------


                                                                   EQ/Alliance Common Stock
                                                   ---------------------------------------------------------
                                                          2003                2002               2001
                                                   ------------------ ------------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   21,972,809    $     (10,183,530)   $   50,342,309
 Net realized gain (loss) on investments .........      (98,013,729)        (282,690,026)      (99,169,632)
 Change in unrealized appreciation
  (depreciation) on investments ..................      829,623,818         (562,599,358)     (277,010,784)
                                                     --------------    -----------------    --------------
 Net increase (decrease) in net assets from
  operations .....................................      753,582,898         (855,472,914)     (325,838,107)
                                                     --------------    -----------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      222,634,232          259,033,806       316,285,256
  Transfers between funds and guaranteed
   interest account, net .........................      (53,811,227)         160,545,404      (103,425,024)
  Transfers for contract benefits and
   terminations ..................................      (98,496,753)         (98,662,567)     (112,788,632)
  Contract maintenance charges ...................     (136,228,809)        (145,844,052)     (151,157,302)
                                                     --------------    -----------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      (65,902,557)        (146,018,217)      (51,085,702)
                                                     --------------    -----------------    --------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........           16,233              (96,967)          162,962
                                                     --------------    -----------------    --------------
Increase (Decrease) in Net Assets ................      687,696,574       (1,001,588,098)     (376,760,847)
Net Assets -- Beginning of Period ................    1,580,784,972        2,582,373,070     2,959,133,917
                                                     --------------    -----------------    --------------
Net Assets -- End of Period ......................   $2,268,481,546    $   1,580,784,972    $2,582,373,070
                                                     ==============    =================    ==============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................              674                1,099             1,003
 Redeemed ........................................             (822)              (1,476)           (1,106)
                                                     --------------    -----------------    --------------
 Net Increase (Decrease) .........................             (148)                (377)             (103)
                                                     --------------    -----------------    --------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................              655                1,041               811
 Redeemed ........................................             (420)                (672)             (321)
                                                     --------------    -----------------    --------------
 Net Increase (Decrease) .........................              235                  369               490
                                                     --------------    -----------------    --------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/Alliance Growth and Income
                                                   --------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   2,872,385    $   3,093,322    $   1,705,274
 Net realized gain (loss) on investments .........    (10,016,865)     (12,331,969)       6,285,604
 Change in unrealized appreciation
  (depreciation) on investments ..................    105,430,090      (79,684,492)     (14,338,526)
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     98,285,610      (88,923,139)      (6,347,648)
                                                    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     61,707,782       69,038,408       63,003,886
  Transfers between funds and guaranteed
   interest account, net .........................     (8,507,510)       7,862,420       61,784,294
  Transfers for contract benefits and
   terminations ..................................    (19,878,187)     (17,826,101)     (12,314,818)
  Contract maintenance charges ...................    (26,110,653)     (25,918,212)     (20,046,318)
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      7,211,432       33,156,515       92,427,044
                                                    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         23,392           89,300           21,489
                                                    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................    105,520,434      (55,677,324)      86,100,885
Net Assets -- Beginning of Period ................    325,191,076      380,868,400      294,767,515
                                                    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 430,711,510    $ 325,191,076    $ 380,868,400
                                                    =============    =============    =============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            334              519            2,204
 Redeemed ........................................           (357)            (501)          (1,983)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................            (23)              18              221
                                                    -------------    -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            313              426              374
 Redeemed ........................................           (192)            (173)            (102)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................            121              253              272
                                                    -------------    -------------    -------------


                                                    EQ/Alliance Intermediate Government Securities
                                                   -------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   7,107,037     $  7,789,624    $  4,007,079
 Net realized gain (loss) on investments .........      2,820,083        3,434,994       1,290,483
 Change in unrealized appreciation
  (depreciation) on investments ..................     (5,661,973)       1,872,609       1,797,986
                                                    -------------     ------------    ------------
 Net increase (decrease) in net assets from
  operations .....................................      4,265,147       13,097,227       7,095,548
                                                    -------------     ------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     54,232,966       26,152,775      19,225,366
  Transfers between funds and guaranteed
   interest account, net .........................    (21,969,343)      56,911,418      31,274,865
  Transfers for contract benefits and
   terminations ..................................    (33,169,186)      (5,801,501)     (4,636,804)
  Contract maintenance charges ...................    (14,628,560)      (9,325,143)     (5,020,072)
                                                    -------------     ------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (15,534,123)      67,937,549      40,843,355
                                                    -------------     ------------    ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         32,958         (362,058)       (259,993)
                                                    -------------     ------------    ------------
Increase (Decrease) in Net Assets ................    (11,236,018)      80,672,718      47,678,910
Net Assets -- Beginning of Period ................    203,678,031      123,005,313      75,326,403
                                                    -------------     ------------    ------------
Net Assets -- End of Period ......................  $ 192,442,013     $203,678,031    $123,005,313
                                                    =============     ============    ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            702              687             446
 Redeemed ........................................           (799)            (407)           (233)
                                                    -------------     ------------    ------------
 Net Increase (Decrease) .........................            (97)             280             213
                                                    -------------     ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            152              197              90
 Redeemed ........................................           (118)             (71)            (41)
                                                    -------------     ------------    ------------
 Net Increase (Decrease) .........................             34              126              49
                                                    -------------     ------------    ------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/Alliance International (l)(r)
                                                   --------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   5,988,205    $    (512,469)   $      687,507
 Net realized gain (loss) on investments .........     (1,479,090)      (7,215,832)       (8,005,230)
 Change in unrealized appreciation
  (depreciation) on investments ..................    125,782,343       (8,098,384)       (9,474,456)
                                                    -------------    -------------    --------------
 Net increase (decrease) in net assets from
  operations .....................................    130,291,458      (15,826,685)      (16,792,179)
                                                    -------------    -------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     55,321,725       13,535,886        11,004,808
  Transfers between funds and guaranteed
   interest account, net .........................    (13,473,304)     344,116,979        (4,327,437)
  Transfers for contract benefits and
   terminations ..................................    (24,462,854)      (6,047,514)       (2,344,613)
  Contract maintenance charges ...................    (30,514,513)      (7,253,560)       (4,271,767)
                                                    -------------    -------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (13,128,946)     344,351,791            60,991
                                                    -------------    -------------    --------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........     (1,374,307)       2,060,152            21,335
                                                    -------------    -------------    --------------
Increase (Decrease) in Net Assets ................    115,788,205      330,585,258       (16,709,853)
Net Assets -- Beginning of Period ................    386,409,488       55,824,230        72,534,083
                                                    -------------    -------------    --------------
Net Assets -- End of Period ......................  $ 502,197,693    $ 386,409,488    $   55,824,230
                                                    =============    =============    ==============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................          1,443            4,121               891
 Redeemed ........................................         (1,644)            (735)             (908)
                                                    -------------    -------------    --------------
 Net Increase (Decrease) .........................           (201)           3,386               (17)
                                                    -------------    -------------    --------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            217              389                49
 Redeemed ........................................           (134)             (69)              (22)
                                                    -------------    -------------    --------------
 Net Increase (Decrease) .........................             83              320                27
                                                    -------------    -------------    --------------


                                                                EQ/Alliance Premier Growth
                                                   ----------------------------------------------------
                                                          2003             2002              2001
                                                   ----------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  (488,466)     $     (533,187)  $      (946,223)
 Net realized gain (loss) on investments .........    (5,919,173)        (12,440,696)     (127,060,769)
 Change in unrealized appreciation
  (depreciation) on investments ..................    23,984,232         (23,255,572)       66,507,612
                                                     -----------      --------------   ---------------
 Net increase (decrease) in net assets from
  operations .....................................    17,576,593         (36,229,455)      (61,499,380)
                                                     -----------      --------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    20,586,155          26,537,732        35,081,429
  Transfers between funds and guaranteed
   interest account, net .........................    (6,635,638)         (9,824,974)     (256,325,233)
  Transfers for contract benefits and
   terminations ..................................    (4,800,125)         (5,959,342)       (4,042,683)
  Contract maintenance charges ...................    (8,941,622)         (9,858,957)      (10,065,785)
                                                     -----------      --------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................       208,770             894,459      (235,352,272)
                                                     -----------      --------------   ---------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        46,379              27,423            28,641
                                                     -----------      --------------   ---------------
Increase (Decrease) in Net Assets ................    17,831,742         (35,307,573)     (296,823,011)
Net Assets -- Beginning of Period ................    77,900,860         113,208,433       410,031,444
                                                     -----------      --------------   ---------------
Net Assets -- End of Period ......................   $95,732,602      $   77,900,860   $   113,208,433
                                                     ===========      ==============   ===============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            10                  --                --
 Redeemed ........................................            (2)                 --                --
                                                     --------------   --------------   ---------------
 Net Increase (Decrease) .........................             8                  --                --
                                                     -------------    --------------   ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           548               1,341             4,469
 Redeemed ........................................          (559)             (1,335)           (7,162)
                                                     -------------    --------------   ---------------
 Net Increase (Decrease) .........................           (11)                  6            (2,693)
                                                     -------------    --------------   ---------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                EQ/Alliance Quality Bond
                                                   ---------------------------------------------------
                                                         2003             2002              2001
                                                   ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   3,660,407    $   5,727,516    $     6,478,879
 Net realized gain (loss) on investments .........      3,849,961        2,643,324         16,218,499
 Change in unrealized appreciation
  (depreciation) on investments ..................     (2,010,661)       3,131,824         (6,369,381)
                                                    -------------    -------------    ---------------
 Net increase (decrease) in net assets from
  operations .....................................      5,499,707       11,502,664         16,327,997
                                                    -------------    -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     32,679,435       24,989,878         16,627,569
  Transfers between funds and guaranteed
   interest account, net .........................    (14,843,302)       6,636,689       (332,114,013)
  Transfers for contract benefits and
   terminations ..................................    (19,239,552)     (11,231,178)        (6,024,239)
  Contract maintenance charges ...................    (10,580,172)      (8,707,595)        (5,122,804)
                                                    -------------    -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (11,983,591)      11,687,794       (326,633,487)
                                                    -------------    -------------    ---------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         27,348          (84,372)            17,676
                                                    -------------    -------------    ---------------
Increase (Decrease) in Net Assets ................     (6,456,536)      23,106,086       (310,287,814)
Net Assets -- Beginning of Period ................    168,395,157      145,289,071        455,576,885
                                                    -------------    -------------    ---------------
Net Assets -- End of Period ......................  $ 161,938,621    $ 168,395,157    $   145,289,071
                                                    =============    =============    ===============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            499              472                478
 Redeemed ........................................           (592)            (471)            (2,766)
                                                    -------------    -------------    ---------------
 Net Increase (Decrease) .........................            (93)               1             (2,288)
                                                    -------------    -------------    ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            113              140                 91
 Redeemed ........................................            (80)             (43)               (16)
                                                    -------------    -------------    ---------------
 Net Increase (Decrease) .........................             33               97                 75
                                                    -------------    -------------    ---------------


                                                          EQ/Alliance Small Cap Growth (e)(h)
                                                   --------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $    (754,298)   $    (706,838)   $     828,990
 Net realized gain (loss) on investments .........     (3,849,200)     (10,597,509)     (29,209,377)
 Change in unrealized appreciation
  (depreciation) on investments ..................     54,131,901      (37,690,401)      10,471,452
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     49,528,403      (48,994,748)     (17,908,935)
                                                    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     25,927,063       27,971,022       27,628,862
  Transfers between funds and guaranteed
   interest account, net .........................      3,892,546        6,035,965       (1,365,248)
  Transfers for contract benefits and
   terminations ..................................     (7,063,448)      (5,940,210)      (4,420,805)
  Contract maintenance charges ...................    (10,013,166)      (9,547,001)      (8,183,889)
                                                    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     12,742,995       18,519,776       13,658,920
                                                    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         30,284          (34,857)          61,768
                                                    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................     62,301,682      (30,509,829)      (4,188,247)
Net Assets -- Beginning of Period ................    116,361,545      146,871,374      151,059,621
                                                    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 178,663,227    $ 116,361,545    $ 146,871,374
                                                    =============    =============    =============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            381            1,432            3,458
 Redeemed ........................................           (332)          (1,391)          (3,437)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................             49               41               21
                                                    -------------    -------------    -------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            169              206              162
 Redeemed ........................................            (97)             (79)             (48)
                                                    -------------    -------------    -------------
 Net Increase (Decrease) .........................             72              127              114
                                                    -------------    -------------    -------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/Bernstein Diversified Value (b)
                                                   -----------------------------------------------------
                                                          2003               2002              2001
                                                   ------------------ ------------------ ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  1,205,613       $    964,032      $    481,910
 Net realized gain (loss) on investments .........     (1,716,205)        (1,010,461)          994,294
 Change in unrealized appreciation
  (depreciation) on investments ..................     34,423,648        (15,360,826)       (2,419,314)
                                                     ------------       ------------      ------------
 Net increase (decrease) in net assets from
  operations .....................................     33,913,056        (15,407,255)         (943,110)
                                                     ------------       ------------      ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     25,623,460         19,091,549         7,544,069
  Transfers between funds and guaranteed
   interest account, net .........................     11,148,400         32,006,493        79,211,110
  Transfers for contract benefits and
   terminations ..................................     (7,425,761)        (3,233,637)       (1,699,250)
  Contract maintenance charges ...................     (8,601,429)        (6,155,555)       (2,322,983)
                                                     ------------       ------------      ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     20,744,670         41,708,850        82,732,946
                                                     ------------       ------------      ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         31,971             82,625            38,863
                                                     ------------       ------------      ------------
Increase (Decrease) in Net Assets ................     54,689,697         26,384,220        81,828,699
Net Assets -- Beginning of Period ................    108,740,784         82,356,564           527,865
                                                     ------------       ------------      ------------
Net Assets -- End of Period ......................   $163,430,481       $108,740,784      $ 82,356,564
                                                     ============       ============      ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             33                  2               188
 Redeemed ........................................             (6)                (1)             (188)
                                                     ------------       ------------      ------------
 Net Increase (Decrease) .........................             27                  1                --
                                                     ------------       ------------      ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            594                812               765
 Redeemed ........................................           (425)              (407)             (177)
                                                     ------------       ------------      ------------
 Net Increase (Decrease) .........................            169                405               588
                                                     ------------       ------------      ------------

                                                   EQ/Calvert Socially
                                                     Responsible (e)            EQ/Capital Guardian International
                                                   -------------------- -------------------------------------------------
                                                      2003       2002         2003             2002             2001
                                                   ---------- --------- ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $    (3)   $    28     $  15,513        $  11,782       $    7,122
 Net realized gain (loss) on investments .........        5         --       (29,722)        (102,617)         (15,224)
 Change in unrealized appreciation
  (depreciation) on investments ..................   14,513        844       602,982         (120,182)         (92,323)
                                                    -------    -------     ---------        ---------        ---------
 Net increase (decrease) in net assets from
  operations .....................................   14,515        872       588,773         (211,017)        (100,425)
                                                    -------    -------     ---------        ---------        ---------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      323         --       309,473          182,015          202,314
  Transfers between funds and guaranteed
   interest account, net .........................    1,455         --       464,221          599,543          280,606
  Transfers for contract benefits and
   terminations ..................................       --         --        (8,532)             (77)            (457)
  Contract maintenance charges ...................      (70)        --       (90,466)         (55,104)         (27,827)
                                                    -------    -------     ---------        ---------        ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    1,708         --       674,696          726,377          454,636
                                                    -------    -------     ---------        ---------        ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        3     49,972        10,998          106,802            1,527
                                                    -------    -------     ---------        ---------        ---------
Increase (Decrease) in Net Assets ................   16,226     50,844     1,274,467          622,162          355,738
Net Assets -- Beginning of Period ................   50,844         --     1,397,618          775,456          419,718
                                                    -------    -------     ---------        ---------        ---------
Net Assets -- End of Period ......................  $67,070    $50,844    $2,672,085       $1,397,618       $  775,456
                                                    =======    =======    ==========       ==========        =========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................        2         --             1               --               --
 Redeemed ........................................       --         --            --               --               --
                                                    -------    -------    ----------       ----------        ---------
 Net Increase (Decrease) .........................        2         --             1               --               --
                                                    -------    -------    ----------       ----------        ---------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................       --         --             9               12                6
 Redeemed ........................................       --         --            (2)              (3)              (1)
                                                    -------    -------   -----------      -----------       ----------
 Net Increase (Decrease) .........................       --         --             7                9                5
                                                    -------    -------   -----------      -----------       ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/Capital Guardian Research (k)
                                                   ----------------------------------------------
                                                         2003            2002           2001
                                                   --------------- --------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $    (36,452)   $     42,410     $   (6,011)
 Net realized gain (loss) on investments .........       (51,548)     (1,282,242)       (96,597)
 Change in unrealized appreciation
  (depreciation) on investments ..................    17,301,615      (4,103,762)       105,383
                                                    ------------    ------------     ----------
 Net increase (decrease) in net assets from
  operations .....................................    17,213,615      (5,343,594)         2,775
                                                    ------------    ------------     ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    12,355,158       3,704,772      1,822,578
  Transfers between funds and guaranteed
   interest account, net .........................     1,706,276      47,561,702      3,683,627
  Transfers for contract benefits and
   terminations ..................................    (3,274,480)       (544,235)       (81,815)
  Contract maintenance charges ...................    (4,697,519)     (1,025,640)      (333,607)
                                                    ------------    ------------     ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     6,089,435      49,696,599      5,090,783
                                                    ------------    ------------     ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........      (242,723)        484,706         11,644
                                                    ------------    ------------     ----------
Increase (Decrease) in Net Assets ................    23,060,327      44,837,711      5,105,202
Net Assets -- Beginning of Period ................    52,994,264       8,156,553      3,051,351
                                                    ------------    ------------     ----------
Net Assets -- End of Period ......................  $ 76,054,591    $ 52,994,264     $8,156,553
                                                    ============    ============     ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             1               1             --
 Redeemed ........................................            --              --             --
                                                    ------------    ------------     ----------
 Net Increase (Decrease) .........................             1               1             --
                                                    ------------    ------------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           272             650            174
 Redeemed ........................................          (209)            (90)          (127)
                                                    ------------    ------------     ----------
 Net Increase (Decrease) .........................            63             560             47
                                                    ------------    ------------     ----------


                                                         EQ/Capital Guardian U.S. Equity (g)
                                                   ------------------------------------------------
                                                          2003             2002           2001
                                                   ----------------- --------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (61,949)     $        616     $    3,410
 Net realized gain (loss) on investments .........      (331,165)       (1,685,469)       (56,949)
 Change in unrealized appreciation
  (depreciation) on investments ..................    11,128,907        (2,434,159)       154,385
                                                     -----------      ------------     ----------
 Net increase (decrease) in net assets from
  operations .....................................    10,735,793        (4,119,012)       100,846
                                                     -----------      ------------     ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     6,004,649         3,618,847      1,068,480
  Transfers between funds and guaranteed
   interest account, net .........................    11,285,265        16,903,221      6,314,186
  Transfers for contract benefits and
   terminations ..................................    (1,013,193)         (385,660)       (51,509)
  Contract maintenance charges ...................    (1,782,365)         (930,863)      (272,829)
                                                     -----------      ------------     ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    14,494,356        19,205,545      7,058,328
                                                     -----------      ------------     ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        50,563           179,995         11,558
                                                     -----------      ------------     ----------
Increase (Decrease) in Net Assets ................    25,280,712        15,266,528      7,170,732
Net Assets -- Beginning of Period ................    24,428,130         9,161,602      1,990,870
                                                     -----------      ------------     ----------
Net Assets -- End of Period ......................   $49,708,842      $ 24,428,130     $9,161,602
                                                     ===========      ============     ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            10                --             --
 Redeemed ........................................            (1)               --             --
                                                     --------------   ------------     ----------
 Net Increase (Decrease) .........................             9                --             --
                                                     -------------    ------------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           278               297             85
 Redeemed ........................................          (136)              (76)           (16)
                                                     -------------    ------------     ----------
 Net Increase (Decrease) .........................           142               221             69
                                                     -------------    ------------     ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Emerging Markets Equity
                                                   --------------------------------------------------
                                                          2003             2002            2001
                                                   ----------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   179,316      $   (201,686)   $     (164,902)
 Net realized gain (loss) on investments .........    (1,422,158)       (7,917,528)      (15,699,665)
 Change in unrealized appreciation
  (depreciation) on investments ..................    23,947,240         4,148,601        13,760,152
                                                     -----------      ------------    --------------
 Net increase (decrease) in net assets from
  operations .....................................    22,704,398        (3,970,613)       (2,104,415)
                                                     -----------      ------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     8,661,941         8,003,310         8,992,159
  Transfers between funds and guaranteed
   interest account, net .........................     4,775,272         5,364,231        (5,239,900)
  Transfers for contract benefits and
   terminations ..................................    (2,567,038)       (1,823,148)       (1,302,774)
  Contract maintenance charges ...................    (3,368,524)       (3,343,438)       (3,268,963)
                                                     -----------      ------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     7,501,651         8,200,955          (819,478)
                                                     -----------      ------------    --------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        24,721            78,411             4,496
                                                     -----------      ------------    --------------
Increase (Decrease) in Net Assets ................    30,230,770         4,308,753        (2,919,397)
Net Assets -- Beginning of Period ................    41,021,741        36,712,988        39,632,385
                                                     -----------      ------------    --------------
Net Assets -- End of Period ......................   $71,252,511      $ 41,021,741    $   36,712,988
                                                     ===========      ============    ==============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             6                --                --
 Redeemed ........................................            (1)               --                --
                                                     --------------   ------------    --------------
 Net Increase (Decrease) .........................             5                --                --
                                                     -------------    ------------    --------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           792               873             1,022
 Redeemed ........................................          (720)             (764)           (1,032)
                                                     -------------    ------------    --------------
 Net Increase (Decrease) .........................            72               109               (10)
                                                     -------------    ------------    --------------


                                                                   EQ/Equity 500 Index
                                                   ---------------------------------------------------
                                                         2003              2002             2001
                                                   ---------------- ----------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   5,896,303    $     3,649,897   $   3,442,667
 Net realized gain (loss) on investments .........    (13,382,753)       (28,619,453)    (50,342,720)
 Change in unrealized appreciation
  (depreciation) on investments ..................    149,731,680       (123,537,945)    (34,420,555)
                                                    -------------    ---------------   -------------
 Net increase (decrease) in net assets from
  operations .....................................    142,245,230       (148,507,501)    (81,320,608)
                                                    -------------    ---------------   -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     89,362,078         94,526,035     111,734,358
  Transfers between funds and guaranteed
   interest account, net .........................      8,927,806         13,758,642     (11,874,126)
  Transfers for contract benefits and
   terminations ..................................    (36,991,309)       (28,636,189)    (23,714,086)
  Contract maintenance charges ...................    (39,153,766)       (39,799,538)    (38,885,384)
                                                    -------------    ---------------   -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     22,144,809         39,848,950      37,260,762
                                                    -------------    ---------------   -------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........       (139,875)            73,984           7,463
                                                    -------------    ---------------   -------------
Increase (Decrease) in Net Assets ................    164,250,164       (108,584,566)    (44,052,383)
Net Assets -- Beginning of Period ................    506,801,823        615,386,390     659,438,773
                                                    -------------    ---------------   -------------
Net Assets -- End of Period ......................  $ 671,051,987    $   506,801,823   $ 615,386,390
                                                    =============    ===============   =============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            650              1,046           3,427
 Redeemed ........................................           (616)              (993)         (3,371)
                                                    -------------    ---------------   -------------
 Net Increase (Decrease) .........................             34                 53              56
                                                    -------------    ---------------   -------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            415                617             534
 Redeemed ........................................           (231)              (323)           (261)
                                                    -------------    ---------------   -------------
 Net Increase (Decrease) .........................            184                294             273
                                                    -------------    ---------------   -------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                 EQ/Evergreen Omega
                                                   ----------------------------------------------
                                                        2003           2002            2001
                                                   -------------- -------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  (18,089)    $   (7,489)     $  (4,160)
 Net realized gain (loss) on investments .........       72,805       (279,818)       (39,991)
 Change in unrealized appreciation
  (depreciation) on investments ..................    1,133,755       (223,025)       (69,937)
                                                     ----------     ----------      ---------
 Net increase (decrease) in net assets from
  operations .....................................    1,188,471       (510,332)      (114,088)
                                                     ----------     ----------      ---------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      713,720        563,264        276,356
  Transfers between funds and guaranteed
   interest account, net .........................    3,694,469      1,084,065        658,839
  Transfers for contract benefits and
   terminations ..................................     (153,183)      (256,747)       (40,663)
  Contract maintenance charges ...................     (233,712)      (151,836)       (73,843)
                                                     ----------     ----------      ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    4,021,294      1,238,746        820,689
                                                     ----------     ----------      ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........       18,089         57,488          2,867
                                                     ----------     ----------      ---------
Increase (Decrease) in Net Assets ................    5,227,854        785,902        709,468
Net Assets -- Beginning of Period ................    1,978,733      1,192,831        483,363
                                                     ----------     ----------      ---------
Net Assets -- End of Period ......................   $7,206,587     $1,978,733      $1,192,831
                                                     ==========     ==========      ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................                          --             --
 Redeemed ........................................                          --             --
                                                     ----------     ----------      ----------
 Net Increase (Decrease) .........................           --             --             --
                                                     ----------     ----------      ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................          117             37             16
 Redeemed ........................................          (60)           (20)            (5)
                                                     ----------     ----------      ----------
 Net Increase (Decrease) .........................           57             17             11
                                                     ----------     ----------      ----------

                                                                     EQ/FI Mid Cap
                                                   -------------------------------------------------
                                                          2003             2002            2001
                                                   ----------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  (239,968)     $   (126,687)    $   (23,046)
 Net realized gain (loss) on investments .........       677,627        (1,266,831)       (487,515)
 Change in unrealized appreciation
  (depreciation) on investments ..................    17,157,921        (3,581,242)        115,983
                                                     -----------      ------------     -----------
 Net increase (decrease) in net assets from
  operations .....................................    17,595,580        (4,974,760)       (394,578)
                                                     -----------      ------------     -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    10,727,041         7,753,115       3,104,260
  Transfers between funds and guaranteed
   interest account, net .........................    16,388,381        14,946,151      11,391,130
  Transfers for contract benefits and
   terminations ..................................    (1,916,288)         (955,562)       (134,130)
  Contract maintenance charges ...................    (3,166,061)       (1,894,761)       (576,665)
                                                     -----------      ------------     -----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    22,033,073        19,848,943      13,784,595
                                                     -----------      ------------     -----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        32,469           153,490        (292,342)
                                                     -----------      ------------     -----------
Increase (Decrease) in Net Assets ................    39,661,122        15,027,673      13,097,675
Net Assets -- Beginning of Period ................    30,144,260        15,116,587       2,018,912
                                                     -----------      ------------     -----------
Net Assets -- End of Period ......................   $69,805,382      $ 30,144,260     $15,116,587
                                                     ===========      ============     ===========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            21                --              --
 Redeemed ........................................            (3)               --              --
                                                     --------------   ------------     -----------
 Net Increase (Decrease) .........................            18                --              --
                                                     -------------    ------------     -----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           487               493             426
 Redeemed ........................................          (247)             (240)           (267)
                                                     -------------    ------------     -----------
 Net Increase (Decrease) .........................           240               253             159
                                                     -------------    ------------     -----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                 EQ/FI Small/Mid Cap Value
                                                   -----------------------------------------------------
                                                          2003               2002              2001
                                                   ------------------ ------------------ ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (190,689)      $     52,738      $    125,070
 Net realized gain (loss) on investments .........       (841,789)            (6,499)          138,857
 Change in unrealized appreciation
  (depreciation) on investments ..................     43,232,206        (21,524,362)        2,231,073
                                                     ------------       ------------      ------------
 Net increase (decrease) in net assets from
  operations .....................................     42,199,728        (21,478,123)        2,495,000
                                                     ------------       ------------      ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     30,258,695         26,976,692        12,839,917
  Transfers between funds and guaranteed
   interest account, net .........................      2,190,727         45,396,850        32,580,993
  Transfers for contract benefits and
   terminations ..................................     (7,618,780)        (4,898,956)       (2,101,751)
  Contract maintenance charges ...................    (10,443,638)        (7,885,135)       (3,235,147)
                                                     ------------       ------------      ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     14,387,004         59,589,451        40,084,012
                                                     ------------       ------------      ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         32,074             26,796            29,365
                                                     ------------       ------------      ------------
Increase (Decrease) in Net Assets ................     56,618,806         38,138,124        42,608,377
Net Assets -- Beginning of Period ................    118,572,930         80,434,806        37,826,429
                                                     ------------       ------------      ------------
Net Assets -- End of Period ......................   $175,191,736       $118,572,930      $ 80,434,806
                                                     ============       ============      ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             28                  3                --
 Redeemed ........................................             (7)                (1)               --
                                                     ---------------    ---------------   ------------
 Net Increase (Decrease) .........................             22                  2                --
                                                     --------------     --------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            581              1,110               855
 Redeemed ........................................           (467)              (601)             (498)
                                                     --------------     --------------    ------------
 Net Increase (Decrease) .........................            115                509               357
                                                     --------------     --------------    ------------


                                                                EQ/J.P. Morgan Core Bond
                                                   --------------------------------------------------
                                                          2003             2002            2001
                                                   ----------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   351,703       $   476,299      $ 166,586
 Net realized gain (loss) on investments .........       116,974           118,974         70,457
 Change in unrealized appreciation
  (depreciation) on investments ..................      (139,010)          284,742        (95,335)
                                                     -----------       -----------      ---------
 Net increase (decrease) in net assets from
  operations .....................................       329,667           880,015        141,708
                                                     -----------       -----------      ---------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     2,376,882         1,391,327        574,925
  Transfers between funds and guaranteed
   interest account, net .........................    (1,458,481)        5,382,020      2,969,291
  Transfers for contract benefits and
   terminations ..................................      (240,426)          (13,293)        (1,805)
  Contract maintenance charges ...................      (649,621)         (339,694)       (72,727)
                                                     -----------       -----------      ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................        28,354         6,420,360      3,469,684
                                                     -----------       -----------      ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        14,615           117,928          3,533
                                                     -----------       -----------      ---------
Increase (Decrease) in Net Assets ................       372,636         7,418,303      3,614,925
Net Assets -- Beginning of Period ................    12,115,711         4,697,408      1,082,483
                                                     -----------       -----------      ---------
Net Assets -- End of Period ......................   $12,488,347       $12,115,711     $4,697,408
                                                     ===========       ===========     ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            25                --             --
 Redeemed ........................................            (6)               --             --
                                                     --------------    -----------      ---------
 Net Increase (Decrease) .........................            19                --             --
                                                     -------------     -----------      ---------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            47                73             34
 Redeemed ........................................           (62)              (53)            (4)
                                                     -------------     -----------      ---------
 Net Increase (Decrease) .........................           (15)               20             30
                                                     -------------     -----------      ---------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Janus Large Cap Growth
                                                   -------------------------------------------------
                                                          2003             2002            2001
                                                   ----------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (98,193)     $    (79,582)   $    (44,414)
 Net realized gain (loss) on investments .........    (2,023,242)       (1,611,929)     (1,095,410)
 Change in unrealized appreciation
  (depreciation) on investments ..................     6,526,985        (4,044,944)     (1,003,017)
                                                     -----------      ------------    ------------
 Net increase (decrease) in net assets from
  operations .....................................     4,405,550        (5,736,455)     (2,142,841)
                                                     -----------      ------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     5,785,594         6,298,798       4,178,096
  Transfers between funds and guaranteed
   interest account, net .........................    (1,988,997)        3,745,134       8,973,650
  Transfers for contract benefits and
   terminations ..................................      (628,173)         (602,318)       (127,892)
  Contract maintenance charges ...................    (1,757,926)       (1,580,907)       (840,444)
                                                     -----------      ------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     1,410,498         7,860,707      12,183,410
                                                     -----------      ------------    ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        42,596           148,585        (301,402)
                                                     -----------      ------------    ------------
Increase (Decrease) in Net Assets ................     5,858,644         2,272,837       9,739,167
Net Assets -- Beginning of Period ................    15,966,748        13,693,911       3,954,744
                                                     -----------      ------------    ------------
Net Assets -- End of Period ......................   $21,825,392      $ 15,966,748    $ 13,693,911
                                                     ===========      ============    ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             1                --              --
 Redeemed ........................................            (1)               --              --
                                                     --------------   ------------    ------------
 Net Increase (Decrease) .........................            --                --              --
                                                     -------------    ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           233               297             291
 Redeemed ........................................          (203)             (155)           (122)
                                                     -------------    ------------    ------------
 Net Increase (Decrease) .........................            30               142             169
                                                     -------------    ------------    ------------


                                                              EQ/Lazard Small Cap Value
                                                   ------------------------------------------------
                                                         2003            2002            2001
                                                   ---------------- -------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $  19,087       $    4,111      $    64,828
 Net realized gain (loss) on investments .........      (13,028)          30,651          137,762
 Change in unrealized appreciation
  (depreciation) on investments ..................    1,164,092         (376,866)          20,327
                                                      ---------       ----------      -----------
 Net increase (decrease) in net assets from
  operations .....................................    1,170,151         (342,104)         222,917
                                                      ---------       ----------      -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    1,184,268          506,266          153,359
  Transfers between funds and guaranteed
   interest account, net .........................      528,306           97,221        1,821,881
  Transfers for contract benefits and
   terminations ..................................     (366,463)         (94,298)            (743)
  Contract maintenance charges ...................     (219,339)         (88,069)         (33,037)
                                                      ---------       ----------      -----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    1,126,772          421,120        1,941,460
                                                      ---------       ----------      -----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........       13,411           63,807            2,091
                                                      ---------       ----------      -----------
Increase (Decrease) in Net Assets ................    2,310,334          142,823        2,166,468
Net Assets -- Beginning of Period ................    2,441,563        2,298,740          132,272
                                                      ---------       ----------      -----------
Net Assets -- End of Period ......................   $4,751,897       $2,441,563      $2,298,740
                                                     ==========       ==========      ===========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           11               --             --
 Redeemed ........................................           (2)              --             --
                                                      ---------       ----------      -----------
 Net Increase (Decrease) .........................            9               --             --
                                                      ---------       ----------      -----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            9               15             19
 Redeemed ........................................           (9)             (11)            (3)
                                                      ---------       ----------      -----------
 Net Increase (Decrease) .........................            0                4             16
                                                      ---------       ----------      -----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/Marsico Focus (a)
                                                   ---------------------------------------------
                                                          2003             2002          2001
                                                   ----------------- --------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  (232,688)     $    (41,277)   $   (365)
 Net realized gain (loss) on investments .........       (67,734)         (259,061)        159
 Change in unrealized appreciation
  (depreciation) on investments ..................    12,439,522        (1,429,037)      8,459
                                                     -----------      ------------    --------
 Net increase (decrease) in net assets from
  operations .....................................    12,391,100        (1,729,375)      8,253
                                                     -----------      ------------    --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    10,937,373         2,791,954      58,977
  Transfers between funds and guaranteed
   interest account, net .........................    29,226,075        20,649,620     634,874
  Transfers for contract benefits and
   terminations ..................................    (1,427,299)         (219,524)         --
  Contract maintenance charges ...................    (3,204,249)         (728,005)     (3,060)
                                                     -----------      ------------    --------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    35,531,900        22,494,045     690,791
                                                     -----------      ------------    --------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........      (217,477)           77,488         365
                                                     -----------      ------------    --------
Increase (Decrease) in Net Assets ................    47,705,523        20,842,158     699,409
Net Assets -- Beginning of Period ................    21,541,567           699,409          --
                                                     -----------      ------------    --------
Net Assets -- End of Period ......................   $69,247,090      $ 21,541,567    $699,409
                                                     ===========      ============    ========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            36                --          --
 Redeemed ........................................            (8)               --          --
                                                     --------------   ------------    --------
 Net Increase (Decrease) .........................            28                --          --
                                                     -------------    ------------    --------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           435               292           7
 Redeemed ........................................          (125)              (69)         --
                                                     -------------    ------------    --------
 Net Increase (Decrease) .........................           310               223           7
                                                     -------------    ------------    --------



                                                              EQ/Mercury Basic Value Equity
                                                   ---------------------------------------------------
                                                          2003              2002             2001
                                                   ------------------ ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $    72,224      $     703,227    $  2,539,500
 Net realized gain (loss) on investments .........     (1,723,662)        (1,109,774)      2,183,807
 Change in unrealized appreciation
  (depreciation) on investments ..................     38,812,253        (21,147,465)       (467,046)
                                                     ------------      -------------    ------------
 Net increase (decrease) in net assets from
  operations .....................................     37,160,815        (21,554,012)      4,256,261
                                                     ------------      -------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     23,904,689         22,761,044      15,725,847
  Transfers between funds and guaranteed
   interest account, net .........................      5,682,382         25,587,718      30,278,072
  Transfers for contract benefits and
   terminations ..................................     (8,369,158)        (3,965,090)     (2,364,969)
  Contract maintenance charges ...................     (8,708,469)        (7,153,098)     (3,962,409)
                                                     ------------      -------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     12,509,444         37,230,574      39,676,541
                                                     ------------      -------------    ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         23,850             65,036          19,766
                                                     ------------      -------------    ------------
Increase (Decrease) in Net Assets ................     49,694,109         15,741,598      43,952,568
Net Assets -- Beginning of Period ................    113,272,954         97,531,356      53,578,788
                                                     ------------      -------------    ------------
Net Assets -- End of Period ......................   $162,967,063      $ 113,272,954    $ 97,531,356
                                                     ============      =============    ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             17                 --              --
 Redeemed ........................................             (3)                --              --
                                                     ------------      -------------    ------------
 Net Increase (Decrease) .........................             14                 --              --
                                                     ------------      -------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            373                462             409
 Redeemed ........................................           (303)              (239)           (173)
                                                     ------------      -------------    ------------
 Net Increase (Decrease) .........................             70                223             236
                                                     ------------      -------------    ------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Mercury International Value (f)
                                                   ---------------------------------------------------
                                                          2003             2002             2001
                                                   ----------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $ 1,351,299      $      209,179     $    6,539
 Net realized gain (loss) on investments .........      (988,834)         (1,892,139)      (213,305)
 Change in unrealized appreciation
  (depreciation) on investments ..................    18,373,517          (9,674,470)      (127,410)
                                                     -----------      --------------     ----------
 Net increase (decrease) in net assets from
  operations .....................................    18,735,982         (11,357,430)      (334,176)
                                                     -----------      --------------     ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    14,957,683           9,200,750        525,435
  Transfers between funds and guaranteed
   interest account, net .........................     1,814,206          64,088,431      1,289,973
  Transfers for contract benefits and
   terminations ..................................    (5,180,724)         (1,404,482)       (21,852)
  Contract maintenance charges ...................    (4,810,257)         (2,886,983)      (117,395)
                                                     -----------      --------------     ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     6,780,908          68,997,716      1,676,161
                                                     -----------      --------------     ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        26,646             197,554         2,400
                                                     -----------      --------------     ----------
Increase (Decrease) in Net Assets ................    25,543,536          57,837,840      1,344,385
Net Assets -- Beginning of Period ................    60,166,320           2,328,480        984,095
                                                     -----------      --------------     ----------
Net Assets -- End of Period ......................   $85,709,856      $   60,166,320     $2,328,480
                                                     ===========      ==============     ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            19                  --             --
 Redeemed ........................................            (4)                 --             --
                                                     -----------      --------------     ----------
 Net Increase (Decrease) .........................            15                  --             --
                                                     -----------      --------------     ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           444               1,007             20
 Redeemed ........................................          (378)               (316)            (5)
                                                     -------------    --------------     ----------
 Net Increase (Decrease) .........................            66                 691             15
                                                     -------------    --------------     ----------



                                                             EQ/MFS Emerging Growth Companies
                                                   ----------------------------------------------------
                                                          2003              2002              2001
                                                   ------------------ ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (809,076)     $    (911,294)   $    (1,252,435)
 Net realized gain (loss) on investments .........    (17,387,668)       (54,691,176)       (79,597,391)
 Change in unrealized appreciation
  (depreciation) on investments ..................     55,299,579        (18,607,153)       (29,752,357)
                                                     ------------      -------------    ---------------
 Net increase (decrease) in net assets from
  operations .....................................     37,102,835        (74,209,623)      (110,602,183)
                                                     ------------      -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     32,311,048         42,212,245         59,452,044
  Transfers between funds and guaranteed
   interest account, net .........................    (12,577,710)       (26,499,349)       (17,664,893)
  Transfers for contract benefits and
   terminations ..................................     (8,753,007)        (9,253,128)        (8,729,236)
  Contract maintenance charges ...................    (14,064,675)       (16,423,748)       (18,898,434)
                                                     ------------      -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     (3,084,344)        (9,963,980)        14,159,481
                                                     ------------      -------------    ---------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........         30,935             26,662             59,311
                                                     ------------      -------------    ---------------
Increase (Decrease) in Net Assets ................     34,049,426        (84,146,941)       (96,383,391)
Net Assets -- Beginning of Period ................    132,113,341        216,260,282        312,643,673
                                                     ------------      -------------    ---------------
Net Assets -- End of Period ......................   $166,162,767      $ 132,113,341    $   216,260,282
                                                     ============      =============    ===============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................              7                 --                 --
 Redeemed ........................................             (1)                --                 --
                                                     ------------      -------------    ---------------
 Net Increase (Decrease) .........................              6                 --                 --
                                                     ------------      -------------    ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            466              1,631              1,853
 Redeemed ........................................           (416)            (1,719)            (1,765)
                                                     ------------      -------------    ---------------
 Net Increase (Decrease) .........................             50                (88)                88
                                                     ------------      -------------    ---------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/MFS Investors Trust
                                                   ----------------------------------------------
                                                         2003            2002           2001
                                                   --------------- --------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $    11,292    $       8,380    $      143
 Net realized gain (loss) on investments .........      (204,383)        (561,412)      (95,215)
 Change in unrealized appreciation
  (depreciation) on investments ..................     1,858,590         (729,555)     (389,623)
                                                     -----------    -------------    ----------
 Net increase (decrease) in net assets from
  operations .....................................     1,665,499       (1,282,587)     (484,695)
                                                     -----------    -------------    ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     1,432,190        1,481,995     1,308,391
  Transfers between funds and guaranteed
   interest account, net .........................     1,879,964        2,862,773     1,379,673
  Transfers for contract benefits and
   terminations ..................................      (493,400)        (395,375)      (64,804)
  Contract maintenance charges ...................      (529,678)        (439,559)     (304,911)
                                                     -----------    -------------    ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     2,289,076        3,509,834     2,318,349
                                                     -----------    -------------    ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        43,143          156,498         4,927
                                                     -----------    -------------    ----------
Increase (Decrease) in Net Assets ................     3,997,718        2,383,745     1,838,581
Net Assets -- Beginning of Period ................     6,479,276        4,095,531     2,256,950
                                                     -----------    -------------    ----------
Net Assets -- End of Period ......................   $10,476,994    $   6,479,276    $4,095,531
                                                     ===========    =============    ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            --               --            --
 Redeemed ........................................            --               --            --
                                                     -----------    -------------    ----------
 Net Increase (Decrease) .........................            --               --            --
                                                     -----------    -------------    ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           109               83            39
 Redeemed ........................................           (77)             (37)          (13)
                                                     -----------    -------------    ----------
 Net Increase (Decrease) .........................            32               46            26
                                                     -----------    -------------    ----------



                                                                      EQ/Money Market
                                                   -----------------------------------------------------
                                                          2003              2002              2001
                                                   ----------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $     1,340,149   $     4,211,793   $    12,140,810
 Net realized gain (loss) on investments .........       (1,217,067)       (5,188,291)       (1,312,388)
 Change in unrealized appreciation
  (depreciation) on investments ..................        1,228,788         5,378,377         2,210,091
                                                    ---------------   ---------------   ---------------
 Net increase (decrease) in net assets from
  operations .....................................        1,351,870         4,401,879        13,038,513
                                                    ---------------   ---------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      180,305,436       230,349,860       281,063,327
  Transfers between funds and guaranteed
   interest account, net .........................     (130,290,540)     (119,205,234)     (148,469,048)
  Transfers for contract benefits and
   terminations ..................................      (98,990,530)      (87,674,273)      (27,698,359)
  Contract maintenance charges ...................      (37,667,392)      (39,250,883)      (33,347,788)
                                                    ---------------   ---------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      (86,643,026)      (15,780,530)       71,548,132
                                                    ---------------   ---------------   ---------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........           43,975           113,197           113,926
                                                    ---------------   ---------------   ---------------
Increase (Decrease) in Net Assets ................      (85,247,181)      (11,265,454)       84,700,571
Net Assets -- Beginning of Period ................      473,273,006       484,538,460       399,837,889
                                                    ---------------   ---------------   ---------------
Net Assets -- End of Period ......................  $   388,025,825   $   473,273,006   $   484,538,460
                                                    ===============   ===============   ===============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            3,238             7,342            16,851
 Redeemed ........................................           (3,568)           (7,301)          (16,788)
                                                    ---------------   ---------------   ---------------
 Net Increase (Decrease) .........................             (330)               41                63
                                                    ---------------   ---------------   ---------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................              620             2,644             5,670
 Redeemed ........................................             (833)           (2,503)           (5,232)
                                                    ---------------   ---------------   ---------------
 Net Increase (Decrease) .........................             (213)              141               438
                                                    ---------------   ---------------   ---------------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/Putnam Growth & Income Value
                                                   -----------------------------------------------
                                                         2003            2002            2001
                                                   --------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $    258,390    $    259,774    $    138,028
 Net realized gain (loss) on investments .........      (966,987)     (1,298,427)       (289,234)
 Change in unrealized appreciation
  (depreciation) on investments ..................     7,654,314      (5,081,256)     (1,766,064)
                                                    ------------    ------------    ------------
 Net increase (decrease) in net assets from
  operations .....................................     6,945,717      (6,119,909)     (1,917,270)
                                                    ------------    ------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     5,371,918       5,822,705       5,774,568
  Transfers between funds and guaranteed
   interest account, net .........................    (1,476,950)      1,034,333       3,224,087
  Transfers for contract benefits and
   terminations ..................................    (1,887,890)     (1,464,469)       (883,203)
  Contract maintenance charges ...................    (2,083,094)     (2,013,454)     (1,704,681)
                                                    ------------    ------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................       (76,016)      3,379,115       6,410,771
                                                    ------------    ------------    ------------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        57,877         102,693          16,347
                                                    ------------    ------------    ------------
Increase (Decrease) in Net Assets ................     6,927,578      (2,638,101)      4,509,848
Net Assets -- Beginning of Period ................    26,423,040      29,061,141      24,551,293
                                                    ------------    ------------    ------------
Net Assets -- End of Period ......................  $ 33,350,618    $ 26,423,040    $ 29,061,141
                                                    ============    ============    ============
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            --              --              --
 Redeemed ........................................            --              --              --
                                                    ------------    ------------    ------------
 Net Increase (Decrease) .........................            --              --              --
                                                    ------------    ------------    ------------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           117             134             107
 Redeemed ........................................          (116)           (103)            (55)
                                                    ------------    ------------    ------------
 Net Increase (Decrease) .........................             1              31              52
                                                    ------------    ------------    ------------



                                                                   EQ/Putnam Voyager
                                                   --------------------------------------------------
                                                         2003             2002             2001
                                                   ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................    $  (7,260)       $  (6,791)       $  (6,498)
 Net realized gain (loss) on investments .........     (130,523)        (180,020)         (90,894)
 Change in unrealized appreciation
  (depreciation) on investments ..................      514,584         (264,798)        (153,864)
                                                      ---------        ---------        ---------
 Net increase (decrease) in net assets from
  operations .....................................      376,801         (451,609)        (251,256)
                                                      ---------        ---------        ---------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      299,660          376,125          665,693
  Transfers between funds and guaranteed
   interest account, net .........................       47,522           99,421          461,861
  Transfers for contract benefits and
   terminations ..................................      (21,857)         (25,683)         (30,677)
  Contract maintenance charges ...................     (121,099)        (121,957)         (91,205)
                                                      ---------        ---------        ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      204,226          327,906        1,005,672
                                                      ---------        ---------        ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        9,746           58,719            1,590
                                                      ---------        ---------        ---------
Increase (Decrease) in Net Assets ................      590,773          (64,984)         756,006
Net Assets -- Beginning of Period ................    1,433,504        1,498,488          742,482
                                                      ---------        ---------        ---------
Net Assets -- End of Period ......................   $2,024,277       $1,433,504       $1,498,488
                                                     ==========       ==========       ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           --               --               --
 Redeemed ........................................           --               --               --
                                                      ----------       ----------       ----------
 Net Increase (Decrease) .........................           --               --               --
                                                      ----------       ----------       ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................            7                8               12
 Redeemed ........................................           (4)              (4)              (2)
                                                      -----------      -----------      -----------
 Net Increase (Decrease) .........................            3                4               10
                                                      -----------      -----------      -----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                              EQ/Small Company Index
                                                   ---------------------------------------------
                                                          2003             2002          2001
                                                   ----------------- --------------- -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $    21,662       $      (23)    $   1,623
 Net realized gain (loss) on investments .........       259,217          (40,343)       (5,635)
 Change in unrealized appreciation
  (depreciation) on investments ..................       839,581         (148,885)       38,966
                                                      ----------       ----------     ---------
 Net increase (decrease) in net assets from
  operations .....................................     1,120,461         (189,251)       34,954
                                                      ----------       ----------     ---------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     1,068,379          157,952        96,565
  Transfers between funds and guaranteed
   interest account, net .........................     8,120,640           88,392       393,493
  Transfers for contract benefits and
   terminations ..................................       (91,063)            (183)       (1,623)
  Contract maintenance charges ...................      (198,543)         (22,592)      (12,197)
                                                      ----------       ----------     ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     8,899,413          223,569       476,238
                                                      ----------       ----------     ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        15,113           84,102           820
                                                      ----------       ----------     ---------
Increase (Decrease) in Net Assets ................    10,034,987          118,420       512,012
Net Assets -- Beginning of Period ................       703,334          584,914        72,902
                                                      ----------       ----------     ---------
Net Assets -- End of Period ......................   $10,738,321       $  703,334     $ 584,914
                                                     ===========       ==========     =========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................          124                --            --
 Redeemed ........................................          (73)               --            --
                                                      -----------      ----------     ---------
 Net Increase (Decrease) .........................           51                --            --
                                                      -----------      ----------     ---------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           22                3              5
 Redeemed ........................................           (4)              (2)            --
                                                      -----------      ----------     ---------
 Net Increase (Decrease) .........................            18                1             5
                                                      -----------      ----------     ---------



                                                                                                       Fidelity VIP
                                                                                                      Asset Manager:
                                                                     EQ/Technology                      Growth (s)
                                                   ------------------------------------------------- ---------------
                                                         2003            2002             2001             2003
                                                   --------------- ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   (232,593)   $     (204,177)  $     (215,661)          --
 Net realized gain (loss) on investments .........    (3,667,713)       (6,118,506)     (18,298,009)       5,903
 Change in unrealized appreciation
  (depreciation) on investments ..................    18,909,006       (13,818,767)       7,601,879      102,299
                                                    ------------    --------------   --------------      -------
 Net increase (decrease) in net assets from
  operations .....................................    15,008,700       (20,141,450)     (10,911,791)     108,202
                                                    ------------    --------------   --------------      -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    10,299,794        12,166,810       13,314,847        2,114
  Transfers between funds and guaranteed
   interest account, net .........................        32,435         1,362,801       11,082,053    1,062,956
  Transfers for contract benefits and
   terminations ..................................    (1,606,790)       (1,486,390)        (886,319)          --
  Contract maintenance charges ...................    (4,010,128)       (4,049,867)      (3,496,414)      (9,899)
                                                    ------------    --------------   --------------    ---------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     4,715,311         7,993,354       20,014,167    1,055,171
                                                    ------------    --------------   --------------    ---------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........        24,764            46,119          (42,048)          --
                                                    ------------    --------------   --------------    ---------
Increase (Decrease) in Net Assets ................    19,748,775       (12,101,977)       9,060,328    1,163,373
Net Assets -- Beginning of Period ................    32,310,729        44,412,706       35,352,378           --
                                                    ------------    --------------   --------------    ---------
Net Assets -- End of Period ......................  $ 52,059,504    $   32,310,729   $   44,412,706    $1,163,373
                                                    ============    ==============   ==============    ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................            --                --               --           --
 Redeemed ........................................            --                --               --           --
                                                    ------------    --------------   --------------    ----------
 Net Increase (Decrease) .........................            --                --               --           --
                                                    ------------    --------------   --------------    ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           649               982            1,472           11
 Redeemed ........................................          (509)             (774)          (1,113)          (1)
                                                    ------------    --------------   --------------    ----------
 Net Increase (Decrease) .........................           139               208              359           10
                                                    ------------    --------------   --------------    ----------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                     Fidelity VIP       Fidelity VIP         Fidelity VIP
                                                    Contrafund (s)   Equity-Income (s)   Growth & Income (s)
                                                   ---------------- ------------------- ---------------------
                                                         2003               2003                 2003
                                                   ---------------- ------------------- ---------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................            --               --                   --
 Net realized gain (loss) on investments .........        13,868           65,954               10,891
 Change in unrealized appreciation
  (depreciation) on investments ..................       315,370          311,516              132,444
                                                      ----------       ----------           ----------
 Net increase (decrease) in net assets from
  operations .....................................       329,238          377,470              143,335
                                                      ----------       ----------           ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........        51,912           36,491               31,645
  Transfers between funds and guaranteed
   interest account, net .........................     2,544,173        2,155,897            1,527,683
  Transfers for contract benefits and
   terminations ..................................            --               --                   --
  Contract maintenance charges ...................       (19,677)         (19,889)             (13,856)
                                                      ----------       ----------           ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     2,576,408        2,172,499            1,545,472
                                                      ----------       ----------           ----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........            --               --                   --
                                                      ----------       ----------           ----------
Increase (Decrease) in Net Assets ................     2,905,646        2,549,969            1,688,806
Net Assets -- Beginning of Period ................            --               --                   --
                                                      ----------       ----------           ----------
Net Assets -- End of Period ......................    $2,905,646       $2,549,969           $1,688,806
                                                      ==========       ==========           ==========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           --                --                   --
 Redeemed ........................................           --                --                   --
                                                      ----------       ----------           ----------
 Net Increase (Decrease) .........................           --                --                   --
                                                      ----------       ----------           ----------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           25                24                   16
 Redeemed ........................................           (2)               (4)                  (2)
                                                      ----------       ----------           ----------
 Net Increase (Decrease) .........................           23                20                   14
                                                      ----------       ----------           ----------



                                                                       Fidelity VIP
                                                      Fidelity VIP      Investment      Fidelity VIP    Fidelity VIP
                                                    High Income (s)   Grade Bond (s)     Mid Cap (s)     Value (s)
                                                   ----------------- ---------------- ---------------- -------------
                                                          2003             2003             2003            2003
                                                   ----------------- ---------------- ---------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................           --                 --              --       $ 2,589
 Net realized gain (loss) on investments .........        5,913            (29,542)          7,198         9,875
 Change in unrealized appreciation
  (depreciation) on investments ..................      113,927             81,467         166,833        52,233
                                                     ----------         ----------      ----------      --------
 Net increase (decrease) in net assets from
  operations .....................................      119,840             51,925         174,031        64,697
                                                     ----------         ----------      ----------      --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........       40,013             47,192          47,173        22,350
  Transfers between funds and guaranteed
   interest account, net .........................    2,324,923          3,629,163       1,482,466       776,775
  Transfers for contract benefits and
   terminations ..................................           --                 --              --            --
  Contract maintenance charges ...................      (14,715)           (47,690)        (11,055)       (6,234)
                                                     ----------         ----------      ----------      --------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    2,350,221          3,628,665       1,518,584       792,891
                                                     ----------         ----------      ----------      --------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........           --                 --              --            --
                                                     ----------         ----------      ----------      --------
Increase (Decrease) in Net Assets ................    2,470,061          3,680,589       1,692,615       857,588
Net Assets -- Beginning of Period ................           --                 --              --            --
                                                     ----------         ----------      ----------      --------
Net Assets -- End of Period ......................   $2,470,061         $3,680,589      $1,692,615      $857,588
                                                     ==========         ==========      ==========      ========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................           --                 --              --            --
 Redeemed ........................................           --                 --              --            --
                                                     ----------         ----------      ----------      --------
 Net Increase (Decrease) .........................           --                 --              --            --
                                                     ----------         ----------      ----------      --------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................           29                 80              16             8
 Redeemed ........................................           (7)                44              (4)           (1)
                                                     ----------         ----------      ----------      --------
 Net Increase (Decrease) .........................           22                 36              12             7
                                                     ----------         ----------      ----------      --------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                      Fidelity VIP                MFS Mid
                                                   Value Strategies(s)          Cap Growth (i)
                                                   ------------------- ----------------------------
                                                        2003             2003              2002
                                                   --------------      -----------     ------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................      $    12,099       $      (352)      $        (1)
 Net realized gain (loss) on investments .....           17,746             2,185                 3
 Change in unrealized appreciation
  (depreciation) on investments ..............          107,545            15,800                (6)
                                                    -----------       -----------       -----------
 Net increase (decrease) in net assets from
  operations .................................          137,390            17,633                (4)
                                                    -----------       -----------       -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ......           46,476            87,467              --
  Transfers between funds and guaranteed
   interest account, net .....................        2,383,796            23,629               953
  Transfers for contract benefits and
   terminations ..............................             --                  (4)             --
  Contract maintenance charges ...............          (18,891)           (9,060)             (535)
                                                    -----------       -----------       -----------
 Net increase (decrease) in net assets from
  contractowners transactions ................        2,411,381           102,033               418
                                                    -----------       -----------       -----------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ......             --                 352                 2
                                                    -----------       -----------       -----------
Increase (Decrease) in Net Assets ............        2,548,771           120,018               416
Net Assets -- Beginning of Period ............             --                 416              --
                                                    -----------       -----------       -----------
Net Assets -- End of Period ..................      $ 2,548,771       $   120,434       $       416
                                                    ===========       ===========       ===========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ......................................             --                   1              --
 Redeemed ....................................             --                --                --
                                                    -----------       -----------       -----------
 Net Increase (Decrease) .....................             --                   1              --
                                                    -----------       -----------       -----------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................               20              --                --
 Redeemed ....................................               (3)             --                --
                                                    -----------       -----------       -----------
 Net Increase (Decrease) .....................               17              --                --
                                                    -----------       -----------       -----------



                                                     PEA Renaissance (i)     PIMCO Total Return (i)
                                                 ------------------------   -----------------------
                                                     2003          2002         2003         2002
                                                 ------------   ---------   ----------    ---------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ................   $     80,922    $    104    $   4,739    $  1,035
 Net realized gain (loss) on investments .....        203,451          49          472          (1)
 Change in unrealized appreciation
  (depreciation) on investments ..............      1,537,368          13         (251)        145
                                                 ------------    --------    ---------    --------
 Net increase (decrease) in net assets from
  operations .................................      1,821,741         166        4,960       1,179
                                                 ------------    --------    ---------    --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ......        981,970      18,392      151,600      22,110
  Transfers between funds and guaranteed
   interest account, net .....................      8,531,262       3,518       (5,256)      9,175
  Transfers for contract benefits and
   terminations ..............................        (24,176)       --            (25)       --
  Contract maintenance charges ...............       (189,818)     (1,343)     (20,175)       (811)
                                                 ------------    --------    ---------    --------
 Net increase (decrease) in net assets from
  contractowners transactions ................      9,299,240      20,567      126,144      30,474
                                                 ------------    --------    ---------    --------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ......          7,119        (102)         583         144
                                                 ------------    --------    ---------    --------
Increase (Decrease) in Net Assets ............     11,128,100      20,633      131,686      31,797
Net Assets -- Beginning of Period ............         20,633        --         31,797        --
                                                 ------------    --------    ---------    --------
Net Assets -- End of Period ..................   $ 11,148,733    $ 20,633    $ 163,483    $ 31,797
                                                 ============    ========    =========    ========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ......................................             75        --              2        --
 Redeemed ....................................            (11)       --             (1)       --
                                                 ------------    --------    ---------    --------
 Net Increase (Decrease) .....................             65        --              1        --
                                                 ------------    --------    ---------    --------
Unit Activity 0.00% to 0.90% Class B
 Issued ......................................           --          --           --          --
 Redeemed ....................................           --          --           --          --
                                                 ------------    --------    ---------    --------
 Net Increase (Decrease) .....................           --          --           --          --
                                                 ------------    --------    ---------    --------

-------
The accompanying notes are an integral part of these financial statements.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          U.S. Real Estate (j)          Vanguard VIF Equity Index (d)
                                                     -------------------------------   -------------------------------
                                                           2003             2002            2003             2002
                                                     ---------------   -------------   --------------   --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................     $    (6,747)     $   63,796       $    500          $  (123)
 Net realized gain (loss) on investments .........         120,772              99         12,522             (789)
 Change in unrealized appreciation
  (depreciation) on investments ..................       1,766,713         (48,679)       110,222           (2,230)
                                                       -----------      ----------       --------          -------
 Net increase (decrease) in net assets from
  operations .....................................       1,880,738          15,216        123,244           (3,142)
                                                       -----------      ----------       --------          -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........       1,928,653           2,241        537,994           77,588
  Transfers between funds and guaranteed
   interest account, net .........................       7,925,696       1,296,125        226,388           41,182
  Transfers for contract benefits and
   terminations ..................................         (26,380)             --            (11)              --
  Contract maintenance charges ...................        (266,153)         (8,524)       (69,395)          (4,347)
                                                       -----------      ----------       --------          -------
 Net increase (decrease) in net assets from
  contractowners transactions ....................       9,561,817       1,289,842        694,976          114,423
                                                       -----------      ----------       --------          -------
 Net increase (decrease) in amount retained by
  Equitable Life in Separate Account FP ..........           6,394              --          2,429              124
                                                       -----------      ----------       --------          -------
Increase (Decrease) in Net Assets ................      11,448,949       1,305,058        820,649          111,405
Net Assets -- Beginning of Period ................       1,305,058              --        111,405               --
                                                       -----------      ----------       --------          -------
Net Assets -- End of Period ......................     $12,754,007      $1,305,058       $932,054          $111,405
                                                       ===========      ==========       ========          ========
Changes in Units:
Unit Activity 0.00% to 0.90% Class A
 Issued ..........................................             111              12             10                2
 Redeemed ........................................             (32)             --             (2)              (1)
                                                       -----------      ----------       -----------       ---------
 Net Increase (Decrease) .........................              79              12              8                1
                                                       -----------      ----------       ----------        ---------
Unit Activity 0.00% to 0.90% Class B
 Issued ..........................................              --              --             --               --
 Redeemed ........................................              --              --             --               --
                                                       -----------      ----------       ----------        ---------
 Net Increase (Decrease) .........................              --              --             --               --
                                                       -----------      ----------       ----------        ---------

-------
The accompanying notes are an integral part of these financial statements.
(a) Commenced operations on October 22, 2001.
(b) A substitution of T. Rowe Price Equity Income Portfolio for the EQ/Bernstein Portfolio, occurred on May 18, 2001 (See Note 5).
(c) A substitution of Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced, and Mercury World Strategy Portfolios for AXA Moderate Allocation Portfolio occurred on May 18, 2001 (See Note 5).
(d) Commenced operations on April 26, 2002.
(e) Commenced operations on May 13, 2002.
(f) A substitution of EQ/T. Rowe Price International Portfolio for the Mercury International Value Portfolio occurred on April 26, 2002 (See Note 5).
(g) A substitution of EQ/AXP New Dimensions Portfolio for the EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002 (See Note 5).
(h) A substitution of EQ/AXP Strategy Aggressive Portfolio for the EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002 (See Note 5).
(i) Commenced operations on August 2, 2002.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,

(j) Commenced operations on November 5, 2002.
(k) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002 (See Note 5).
(l) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002 (See Note 5).
(m) A substitution of EQ/Alliance Growth Investors Portfolio for the AXA Moderate Allocation Portfolio occurred on November 22, 2002 (See Note 5).
(r) A substitution of EQ/International Equity Index for EQ/Alliance International occurred on May 2, 2003 (See Note 5).
(s) Commenced operations on May 2, 2003.
(t) Commenced operations on October 13, 2003.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements

December 31, 2003


1. Organization

The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act"). The Account invests in shares of mutual funds of various variable investment trusts of AXA Premier VIP Trust ("VIP"), Barr Rosenberg Variable Insurance Trust, Davis Variable Account Fund, Inc., EQ Advisors Trust ("EQAT"), Fidelity Variable Insurance Products, MFS Variable Insurance Trust, PIMCO Advisors VIT, Pimco Variable Insurance Trust, The Universal Institutional Funds, Inc., and Vanguard Variable Insurance Fund ("The Trusts"). EQAT commenced operations on May 1, 1997. VIP commenced operations on December 31, 2001. The Trusts are open-ended diversified management investment companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of The Trusts has separate investment objectives. These financial statements and notes are those of the Account.

The Account consists of 62 variable investment options(1):

o AXA Aggressive Allocation Portfolio
o AXA Conservative Allocation Portfolio
o AXA Conservative-Plus Allocation Portfolio
o AXA Moderate Allocation(2)
o AXA Moderate-Plus Allocation Portfolio
o AXA Premier VIP Aggressive Equity(3)
o AXA Premier VIP Core Bond
o AXA Premier VIP Health Care
o AXA Premier VIP High Yield(4)
o AXA Premier VIP International Equity
o AXA Premier VIP Large Cap Core Equity
o AXA Premier VIP Large Cap Growth
o AXA Premier VIP Large Cap Value
o AXA Premier VIP Small/Mid Cap Growth
o AXA Premier VIP Small/Mid Cap Value
o AXA Premier VIP Technology
o AXA Rosenberg VIT Value Long/Short Equity
o Davis Value
o EQ/Alliance Common Stock
o EQ/Alliance Growth and Income
o EQ/Alliance Intermediate Government Securities
o EQ/Alliance International
o EQ/Alliance Premier Growth
o EQ/Alliance Quality Bond
o EQ/Alliance Small Cap Growth
o EQ/Bernstein Diversified Value(5)
o EQ/Calvert Socially Responsible
o EQ/Capital Guardian International
o EQ/Capital Guardian Research
o EQ/Capital Guardian U.S. Equity
o EQ/Emerging Markets Equity(6)
o EQ/Equity 500 Index(7)
o EQ/Evergreen Omega(8)
o EQ/FI Mid Cap
o EQ/FI Small/Mid Cap Value(9)
o EQ/J.P. Morgan Core Bond(10)
o EQ/Janus Large Cap Growth
o EQ/Lazard Small Cap Value
o EQ/Marsico Focus
o EQ/Mercury Basic Value Equity(11)
o EQ/Mercury International Value(18)
o EQ/MFS Emerging Growth Companies
o EQ/MFS Investors Trust(12)
o EQ/Money Market(13)
o EQ/Putnam Growth & Income Value
o EQ/Putnam Voyager(14)
o EQ/Small Company Index(15)
o EQ/Technology(16)
o Fidelity VIP Asset Manager: Growth
o Fidelity VIP Contrafund
o Fidelity VIP Equity-Income
o Fidelity VIP Growth & Income
o Fidelity VIP High Income
o Fidelity VIP Investment Grade Bond
o Fidelity VIP Mid Cap
o Fidelity VIP Value
o Fidelity VIP Value Strategies
o MFS Mid Cap Growth
o PEA Renaissance(17)
o PIMCO Total Return
o U.S. Real Estate
o Vanguard VIF Equity Index

----------------------

 1) Effective May 18, 2001 the names of the EQAT investment options include EQ/.
 2) Formerly known as EQ/Balanced
 3) Formerly known as EQ/Aggressive Stock
 4) Formerly known as EQ/High Yield
 5) Formerly known as Lazard Large Cap Value
 6) Formerly known as Morgan Stanley Emerging Markets Equity
 7) Formerly known as Alliance Equity Index
 8) Formerly known as EQ/Evergreen
 9) Formerly known as Warburg Pincus Small Company Value
10) Formerly known as JPM Core Bond Portfolio
11) Formerly known as Merrill Lynch Basic Value Equity
12) Formerly known as MFS Growth with Income
13) Formerly known as EQ/Alliance Money Market
14) Formerly known as EQ/Putnam Investors Growth
15) Formerly known as BT Small Company Index
16) Formerly known as EQ/Alliance Technology
17) Formerly known as PIMCO Renaissance
18) Formerly known as EQ/Putnam International Equity

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


1. Organization (Concluded)

   Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Equitable Life's other assets and liabilities. All Contracts are issued by Equitable Life. The assets of the Account are the property of Equitable Life. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business Equitable Life may conduct.

   The Account is used to fund benefits for Variable Life products issued by Equitable Life including Incentive Life, Incentive Life 2000, Incentive Life 2000 Sales 1999 and after, Incentive Life '02, Incentive Life Plus(SM), Paramount Life, IL Protector(SM), Incentive Life COLI and Incentive Life COLI '04, flexible premium variable life insurance policies; Champion 2000, modified premium variable whole life insurance policies; Survivorship 2000, Survivorship Incentive Life, Survivorship Incentive Life '02; flexible premium joint survivorship variable life insurance policies; and SP-Flex, variable life insurance policies with additional premium option (collectively, the "Contracts"). The Incentive Life 2000, Champion 2000 and Survivorship 2000 policies are herein referred to as the "Series 2000 Policies." Incentive Life Plus(SM) policies offered with a prospectus dated on or after September 15, 1995, are referred to as "Incentive Life Plus(SM)." Incentive Life Plus policies issued with a prior prospectus are referred to as "Incentive Life Plus Original Series."

   The Account supports the operations of various Equitable Life insurance products. These products are sold through both Equitable's Agent Distribution channel and Equitable's Independent Broker Dealer Distribution channel. These financial statement footnotes discuss the products, charges and investment returns applicable to those life insurance products which are sold through both Equitable's Agent Distribution channel and Equitable's Independent Broker Dealer Distributor Channel.

   The amount retained by Equitable Life in the Account arises principally from
   (1) contributions from Equitable Life, (2) mortality and expense charges and administrative charges accumulated in the Account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Contracts. Amounts retained by Equitable Life are not subject to charges for mortality and expense charges and administrative charges. Amounts retained by Equitable Life in the Account may be transferred at any time by Equitable Life to its General Account.


2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies" which was effective for the December 31, 2001 financial statements. Adoption of the new requirements did not have a significant impact on the Account's financial position or results of operations.

   On December 29, 2003, The American Institute of Certified Public Accountants issued Statement of Position 03-05 "Financial Highlights of Separate
   Accounts: An Amendment to the Audit and Accounting Guide Audits of Investment Companies" which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the Account's financial position or results of operations.

   Investments are made in shares of The Trusts and are valued at the net asset values per share of the respective Portfolios. The net asset values are determined by The Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities.

   Investment transactions are recorded by the Account on the trade date. Dividends and distributions of capital gains from The Trusts are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of The Trusts shares (determined on the identified cost basis) and (2) The Trusts' distributions representing the net realized gains on The Trusts' investment transactions.

   Receivable/payable for policy-related transactions represent amount due to/from Equitable Life's General Account predominately related to premiums, surrenders and death benefits.

   Accumulation nonunitized represents a product offered based upon a dollar amount (starting at $1) rather than units. It is similar to Accumulation Units accounts, which are based upon units, as the dollar amount of the contractowner account changes with the investment activity of the fund the contract is invested in, net of contract charges.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


2. Significant Accounting Policies (Concluded)

   Payments received from contractowners represent participant contributions under the Contracts (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) reduced by applicable deductions, charges and state premium taxes. Contractowners may allocate amounts in their individual accounts to variable investment options, and (except for SP-Flex policies), to the guaranteed interest account of Equitable Life's General Account. Transfers between funds and guaranteed interest account, net, are amounts that participants have directed to be moved among investment options, including permitted transfers to and from the guaranteed interest account. The net assets of any variable investment option may not be less than the aggregate value of the Contractowner accounts allocated to that variable investment option. Additional assets are set aside in Equitable Life's General Account to provide for the unearned portion of monthly charges for mortality costs and other policy benefits, as required by state insurance law. Equitable Life's General Account is subject to creditor rights.

   Transfers for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them. Withdrawal charges, if applicable, are included in Transfers for contract benefits and terminations and represent deferred contingent withdrawal charges that apply to certain withdrawals under the Contracts. Included in Contract maintenance charges are administrative and cost of insurance charges deducted monthly under the Contracts.

   The operations of the Account are included in the federal income tax return of Equitable Life which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, Equitable Life retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.


3. Purchases and Sales of Investments

   The cost of purchases and proceeds from sales of investments for the year ended December 31, 2003 were as follows:



                                                             Purchases          Sales
                                                           -------------   --------------
AXA Aggressive Allocation ..............................        722,597         167,601
AXA Conservative Allocation ............................         52,118          12,515
AXA Conservative-Plus Allocation .......................        225,817          52,365
AXA Moderate Allocation ................................     90,864,253     165,169,971
AXA Moderate-Plus Allocation ...........................      1,254,680           4,838
AXA Premier VIP Aggressive Equity ......................     16,275,745      32,883,543
AXA Premier VIP Core Bond ..............................     42,796,784      24,754,640
AXA Premier VIP Health Care ............................      9,536,025       2,280,761
AXA Premier High Yield .................................    238,809,230     180,589,149
AXA Premier VIP International Equity ...................      5,421,669         919,174
AXA Premier VIP Large Cap Core Equity ..................      2,143,344         214,975
AXA Premier VIP Large Cap Growth .......................      8,643,330       2,729,391
AXA Premier VIP Large Cap Value ........................      4,896,772       2,156,897
AXA Premier VIP Small/Mid Cap Growth ...................     12,281,368       4,816,952
AXA Premier VIP Small/Mid Cap Value ....................     20,659,464       7,100,898
AXA Premier VIP Technology .............................      8,448,068         766,554
AXA Rosenberg VIT Value Long/Short Equity ..............     20,591,281      12,199,137
Davis Value ............................................        217,735          23,163
EQ/Alliance Common Stock ...............................    100,757,984     145,006,900
EQ/Alliance Growth and Income ..........................     53,764,028      43,627,549
EQ/Alliance Intermediate Government Securities .........     84,220,984      92,012,447
EQ/Alliance International ..............................     97,773,153     106,233,016
EQ/Alliance Premier Growth .............................     13,523,576      13,880,515
EQ/Alliance Quality Bond ...............................     67,494,507      75,305,443
EQ/Alliance Small Cap Growth ...........................     36,408,438      24,355,806
EQ/Bernstein Diversified Value .........................     49,379,026      27,384,508
EQ/Calvert Socially Responsible ........................          1,779              70

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


3. Purchases and Sales of Investments (Concluded)

                                                 Purchases          Sales
                                               -------------   --------------
EQ/Capital Guardian International ..........        808,711         107,505
EQ/Capital Guardian Research ...............     15,555,090       9,591,120
EQ/Capital Guardian U.S. Equity ............     21,958,136       7,475,163
EQ/Emerging Markets Equity .................     43,135,060      35,424,832
EQ/Equity 500 Index ........................     89,562,854      61,793,548
EQ/Evergreen Omega .........................      7,721,211       3,699,917
EQ/FI MidCap ...............................     33,622,731      11,797,056
EQ/FI Small/Mid Cap Value ..................     36,539,330      22,306,255
EQ/JP Morgan Core Bond .....................      4,030,811       3,628,468
EQ/Janus Large Cap Growth ..................      7,949,803       6,589,189
EQ/Lazard Small Cap Value ..................      2,202,020       1,033,799
EQ/Marsico Focus ...........................     39,977,955       4,644,219
EQ/Mercury Basic Value Equity ..............     37,228,628      24,622,881
EQ/Mercury International Value .............     30,213,822      22,052,174
EQ/MFS Emerging Growth Companies ...........     20,405,601      24,341,024
EQ/MFS Investors Trust .....................      6,983,902       4,640,337
EQ/Money Market ............................    391,702,854     478,276,625
EQ/Putnam Growth and Income Value ..........      8,774,125       8,535,450
EQ/Putnam Voyager ..........................        469,671         262,908
EQ/Small Company Index .....................     17,413,025       8,412,493
EQ/Technology ..............................     13,361,756       8,853,920
MFS Mid Cap Growth .........................        113,980          11,946
PEA Renaissance ............................     10,609,827       1,310,694
PIMCO Total Return .........................        214,020          84,024
U.S Real Estate ............................     10,997,328       1,435,770
Vanguard VIF Equity Index ..................        793,485          89,277
Fidelity VIP Asset Manager: Growth .........      1,120,171          65,000
Fidelity VIP Contra Fund ...................      2,705,308         128,899
Fidelity VIP Equity-Income .................      2,624,866         452,367
Fidelity VIP Growth & Income ...............      1,670,810         125,338
Fidelity VIP High Income ...................      3,141,310         791,089
Fidelity VIP Investment Grade Bond .........      7,500,053       3,871,388
Fidelity VIP Mid Cap .......................      1,764,535         245,951
Fidelity VIP Value .........................        944,828         149,348
Fidelity VIP Value Strategies ..............      2,725,150         301,670

4. Expenses and Related Party Transactions

   The assets in each variable investment option are invested in shares of a corresponding mutual fund portfolio of The Trusts. Shares are offered by The Trusts at net asset value. Shares in which the variable investment options invest are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein the "Rule 12b-1 Plans") adopted by the applicable Trust. The Rule 12b-1 Plans provide that The Trusts, on behalf of each Portfolio, may charge annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. These fees are reflected in the net asset value of the shares.

   Equitable Life serves as investment manager of EQAT and VIP. AXA Rosenberg Investment Mangement LLC serves as investment manager for the Barr Rosenberg Variable Insurance Trust--AXA Rosenberg VIT Value Long/ Short Equity Portfolio. Davis Selected Advisers, L.P. serves as investment manager for the Davis Variable Account Fund, Inc.--Davis Value Portfolio. Fidelity Management & Research (UK) Inc., Fidelity Management & Research (Far East), Fidelity Investments Japan Limited, FMR Co., Inc. serves as investment manager for the Fidelity Variable Insurance Products--Fidelity VIP Asset Manager, Fidelity VIP Contra Fund, Fidelity VIP Equity, Fidelity VIP Growth & Income, Fidelity VIP High Income, Fidelity VIP Investment Grade Bond, Fidelity VIP Mid Cap, Fidelity VIP Value, Fidelity VIP Value Strategies. Massachusetts

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


4. Expenses and Related Party Transactions (Concluded)

   Financial Services Company serves as investment manager of MFS Variable Insurance Trust--MFS Mid Cap Growth Portfolio. OpCap Advisors LLC serves as investment manager for PIMCO Advisors VIT--PEA Renaissance Portfolio. Pacific Investment Management Company LLC (PIMCO) serves as investment manager for PIMCO Variable Insurance Trust--PIMCO Total Return Portfolio. Van Kampen (name under which Morgan Stanley Investment Management Inc. does business in certain situations) serves as investment manager of The Universal Institutional Funds, Inc.--U.S. Real Estate Portfolio. The Vanguard Group serves as the investment manager of the Vanguard Variable Insurance Fund--Vanguard VIF Equity Index Portfolio. Each investment manager receives management fees for services performed in its capacity as investment manager of The Trusts. Investment managers either oversee the activities of the investment advisors with respect to The Trusts and are responsible for retaining and discontinuing the services of those advisors or directly manage the Portfolios. Fees generally vary depending on net asset levels of individual portfolios and range for EQAT and VIP from a low of 0.10% to a high of 1.20% of average daily net assets. Equitable Life as investment manager pays expenses for providing investment advisory services to the Portfolios, including the fees of the advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors"), and AXA Distributors LLC ("Distributors"), affiliates of Equitable Life, may also receive distribution fees under Rule 12b-1 Plans as described above.

   Alliance Capital Management L.P. ("Alliance") serves as an investment advisor for the EQ/Alliance Portfolios; EQ/Bernstein Diversified Value, EQ/Equity 500 Index, EQ/Money Market, and EQ/Small Company Index, as well as a portion of AXA Premier VIP Aggressive Equity, AXA Premier VIP High Yield, AXA Premier VIP International Equity, AXA Premier VIP Large Cap Core Equity, AXA Premier VIP Large Cap Growth, AXA Premier VIP Large Cap Value, AXA Premier VIP Small/Mid Cap Growth and AXA Premier VIP Technology. Alliance is a limited partnership which is indirectly majority-owned by Equitable Life and AXA Financial, Inc. (parent to Equitable Life).

   AXA Advisors and Distributors are distributors and principal underwriters of the Account. They are both registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc.

   The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC or its subsidiaries. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and members of the NASD) that have entered into selling agreements with Distributors. The licensed insurance agents who sell our policies for these companies are appointed as agents of Equitable Life and are registered representatives of the agencies and affiliated broker-dealer. The registered representatives are compensated on a commission basis by Equitable Life. AXA Advisors receives commissions and other service-related payments under its Distribution Agreement with Equitable Life and its Networking Agreement with AXA Network. Distributors receives commissions and other service-related payments under a Distribution Agreement with Equitable Life.


5. Substitutions/Transfers

   Substitution transactions that occurred at the dates indicated are shown below. For accounting purposes these transactions were treated as mergers and are considered tax-free exchanges.


-------------------------------------------------------------------------------------------------------------
 May 2, 2003                          Removed Portfolio                           Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                        EQ/International Equity Index Portfolio        EQ/Alliance International Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                      8,350                                        7,900
Shares -- Class B                     70,385                                       67,601
Value -- Class A                 $    59,088                                  $    59,088
Value -- Class B                 $   498,398                                  $   498,398
Net Assets before                $   557,486                                  $33,139,983
Net Assets after                                                              $33,697,469
-------------------------------------------------------------------------------------------------------------
 November 22, 2002                   Removed Portfolio                          Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                                EQ/MFS Research Portfolio            EQ/Capital Guardian Research Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class B                 4,335,056                                    4,358,366
Value -- Class B                $38,119,315                                  $38,119,315
Net Assets before               $38,119,315                                  $18,068,522
Net Assets after                                                             $56,187,837
-------------------------------------------------------------------------------------------------------------

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


5. Substitutions/Transfers (Continued)


-------------------------------------------------------------------------------------------------------------
 May 2, 2003                          Removed Portfolio                             Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                        EQ/Alliance Growth Investors Portfolio            AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                        51,453,894                                       55,402,308
Shares -- Class B                         1,872,853                                        2,024,189
Value -- Class A                       $721,568,581                                   $  721,568,581
Value -- Class B                       $ 26,179,797                                   $   26,179,797
Net Assets before                      $747,748,378                                   $  601,286,095
Net Assets after                                                                      $1,349,034,473
-------------------------------------------------------------------------------------------------------------
                              EQ/Alliance Global Portfolio                EQ/Alliance International Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                        27,085,484                                       43,212,510
Shares -- Class B                         1,688,036                                        2,704,868
Value -- Class A                       $321,766,287                                   $  321,766,287
Value -- Class B                       $ 19,861,058                                   $   19,861,058
Net Assets before                      $341,627,845                                   $   60,898,203
Net Assets after                                                                      $  402,526,048
-------------------------------------------------------------------------------------------------------------
 July 12, 2002                      Removed Portfolio                              Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                              AXP New Dimensions Portfolio            EQ/Capital Guardian U.S. Equity Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class B                           646,346                                          466,139
Value -- Class B                       $  3,739,434                                   $    3,739,434
Net Assets before                      $  3,739,434                                   $   17,722,126
Net Assets after                                                                      $   21,461,560
-------------------------------------------------------------------------------------------------------------
                           AXP Strategy Aggressive Portfolio                EQ/Alliance Small Cap Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                                                                            208,991
Shares -- Class B                           918,822                                           74,901
Value -- Class A                                                                      $    2,022,745
Value -- Class B                       $  2,738,295                                   $      715,550
Net Assets before                      $  2,738,295                                   $  121,231,952
Net Assets after                                                                      $  123,970,247
-------------------------------------------------------------------------------------------------------------
 April 26, 2002                     Removed Portfolio                              Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                        EQ/T.Rowe Price International Portfolio           EQ/Mercury International Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class B                         6,910,736                                        5,546,857
Value -- Class B                       $ 58,695,342                                   $   58,695,342
Net Assets before                      $ 58,695,342                                   $    2,614,787
Net Assets after                                                                      $   61,310,129
-------------------------------------------------------------------------------------------------------------
 May 18, 2001                       Removed Portfolio                              Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                      Alliance Conservative Investors Portfolio           AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                       17,996,107
Shares -- Class B                          369,654
Value -- Class A                      $213,613,796
Value -- Class B                      $  4,369,307
Net Assets before                     $217,993,103
-------------------------------------------------------------------------------------------------------------

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


5. Substitutions/Transfers (Continued)


-------------------------------------------------------------------------------------------------------------
 May 2, 2003                         Removed Portfolio                             Surviving Portfolio
-------------------------------------------------------------------------------------------------------------
                          EQ/Evergreen Foundation Portfolio              AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                      29,561
Shares -- Class B                      22,643
Value -- Class A                  $   279,939
Value -- Class B                  $   214,429
Net Assets before                 $   494,368
-------------------------------------------------------------------------------------------------------------
                             EQ/Putnam Balanced Portfolio                AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                     910,237
Shares -- Class B                     107,226
Value -- Class A                  $11,241,432
Value -- Class B                  $ 1,324,236
Net Assets before                 $12,565,668
-------------------------------------------------------------------------------------------------------------
                           Mercury World Strategy Portfolio              AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                     475,863
Shares -- Class B                      59,561
Value -- Class A                  $ 4,668,221
Value -- Class B                  $   584,293
Net Assets before                 $ 5,252,514
-------------------------------------------------------------------------------------------------------------
 Total Impact                                                            AXA Moderate Allocation Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class A                                                                    14,665,181
Shares -- Class B                                                                       416,171
Value -- Class A                                                                   $229,803,388
Value -- Class B                                                                   $  6,492,265
Net Assets before                                                                  $515,130,871
Net Assets after                                                                   $751,436,524
-------------------------------------------------------------------------------------------------------------
                      EQ/T. Rowe Price Equity Income Portfolio       EQ/Bernstein Diversified Value Portfolio
-------------------------------------------------------------------------------------------------------------
Shares -- Class B                    5,374,332                                        6,288,796
Value -- Class B                   $71,048,669                                     $ 71,048,669
Net Assets before                  $71,048,669                                     $    648,683
Net Assets after                                                                   $ 71,697,352
-------------------------------------------------------------------------------------------------------------

Reorganizations

The EQ/Balanced Portfolio, a fund of EQAT, was merged into the AXA Moderate Allocation Portfolio, a fund of VIP, in a reorganization effective after the close of business on August 15, 2003. The effect of this was to convert the EQ/Balanced Portfolio into a "fund of funds" structure by investing in a combination of other portfolios that are selected from 36 actively managed choices.

The EQ/Aggressive Stock Portfolio, a fund of EQAT, was merged into the AXA Premier VIP Aggressive Equity Portfolio, a fund of VIP, in a reorganization effective after the close of business on August 15, 2003. The EQ/High Yield Portfolio, a fund of EQAT, was merged into the AXA Premier VIP High Yield Portfolio, a fund of VIP, in a reorganization effective after the close of business on August 15, 2003.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


6. Asset Charges

Under the Contracts, Equitable Life assumes mortality and expense risks and, to cover these risks, charges the daily net assets of the Account. The products have charges currently as shown below:



                                                             Mortality and Expense   Mortality(b)   Administrative(b)    Total
                                                            ----------------------- -------------- ------------------- ---------
Incentive Life, Incentive Life 2000, Incentive Life 1999,
 Incentive Life Plus, Champion 2000 (a) ...................           .60%               --                --              .60%
Incentive Life '02 (b) ....................................           .80%               --                --              .80%
Incentive Life COLI '04 (b)(c) ............................           .75%               --                --              .75%
Survivorship Incentive Life '02 (b) .......................           .90%               --                --              .90%
Paramount Life (a) ........................................           .60%               --                --              .60%
IL Plus Original Series (b) ...............................           .60%               --                --              .60%
Incentive Life COLI (b) ...................................           .60%               --                --              .60%
Incentive Life COLI '04 (b)(c) ............................           .75%               --                --              .75%
Survivorship Incentive Life 1999 (a) ......................           .60%               --                --              .60%
Survivorship 2000 (a) .....................................           .90%               --                --              .90%
IL Protector (a) ..........................................           .80%               --                --              .80%
SP-Flex (a) ...............................................           .85%               .60%              .35%           1.80%

----------
(a)   Charged to daily net assets of the Account.
(b) Charged to Contractowners Account and is included in Transfer for contract benefits and terminations in the Statements of Changes in Net Assets.
(c)   Policy years 1-5 0.75% (1.00% maximum)
      Policy years 6-20 0.55% (0.75% maximum)
      Policy years 21 and later 0.35% (0.50% maximum)


The Incentive Life '02 mortality and expense risk charge of 0.80%, 0.70% or 0.60% will be in effect for the first 15 policy years depending upon the value of the contractowner's variable investment options. For policy years 16 and later the charge is currently 0.30% or 0.20%, depending upon the value of the contractowner's variable investment option. The Survivorship Incentive Life '02 mortality and expense risk charge of 0.90% will be in effect for the first 15 policy years. For policy years 16 and later the charge is currently 0.60% and 0.30% depending upon the value of the contractowner's variable investment option.

Before amounts are remitted to the Account for Incentive Life, IL Plus Original Series, IL Protector, Incentive Life Plus, Incentive Life COLI, ILCOLI '04, and the Series 2000 Policies, Equitable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus, Incentive Life COLI, Survivorship Incentive Life, Survivorship Incentive Life '02, Incentive Life 1999, Incentive Life '02, Paramount Life, IL Protector, and Series 2000 Policies) from premiums.

Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

Contractowners' accounts are assessed monthly by Equitable Life for mortality cost of insurance and optional rider benefit charges and administrative charges. SP-Flex mortality and expense and administrative charges are deducted daily. These charges are withdrawn from the Accounts along with amounts for additional benefits and are included in Transfers for contract benefits and terminations and Contract maintenance charges. Policy loans are reported in the Statements of Changes in Net Assets, in Transfers between funds and guaranteed interest account, net. Surrenders are included in the Transfers for contract benefits and terminations.

The table below lists all the fees charged by the Separate Account assessed as a redemption of units; the range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the contract or Contractowner's account value.


Charges                               When charge is deducted
-------                               -----------------------
Riders                                Monthly
Death Benefit Guarantee (Guaranteed   Monthly
Minimum Death Benefit Charge).


Charges                                                 Amount deducted                       How deducted
-------                                                 ---------------                       ------------
Riders                                Amount varies depending on the specifics of your   Unit liquidation from
                                      policy.                                            account value
Death Benefit Guarantee (Guaranteed   Low - $0.01 for each $1,000 of face amount of      Unit liquidation from
Minimum Death Benefit Charge).        the policy.                                        account value
                                      High - $0.02 for each $100 of face amount of the
                                      policy.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


6. Asset Charges (Concluded)


Charges                                     When charge is deducted
-------                                     -----------------------
Taxes                                       At time of premium
                                            payment
Premium charge                              At time of premium
                                            payment
Premium Sales Charge                        At time of premium
                                            payment
Monthly administrative charges              Monthly
Cost of Insurance (COI) and Rating          Monthly
charge
Surrender, termination or decrease in       At time of transaction
face amount of policy during the first 10
or 15 years depending on contract.
Partial Withdrawal                          At time of transaction.
Increase in policy's face amount            At time of transaction.
Administrative Surrender Charge             At time of transaction.
Transfers among investment options          At time of transaction.
per policy year
Living Benefits Rider                       At time of transaction.



                      Amount deducted                         How deducted
                      ---------------                         ------------
  Varies by state of residence on insured person.        Deducted from
                                                         premium
  Low - $25.                                             Deducted from
                                                         premium
  High - $250
  Depending on the policy, varies from a flat fee of     Deducted from
  $25 to $250 to a range of 3% to 4% on each             premium
  premium limited to 40% of the first year premium
  Low - $4 per month                                     Unit liquidation from
                                                         account value
  High - Depending on face amount, policyholder
  age at issue and policy year, up to 55 per year.
  Amount varies depending upon specifics of policy.      Unit liquidation from
  COI based upon amount at risk. Rating Charge           account value
  based upon face amount of insurance.
  Low - The amount of surrender charges is set forth     Unit liquidation from
  in your policy.                                        account value

  $25 ( or if less, 2% of the withdrawal)                Unit liquidation from
                                                         account value
  $1.50 for each $1,000 of the increase (but not         Unit liquidation from
  more than $250 in total)                               account value
  $540 which after the third year declines               Unit liquidation from
                                                         account value
  Low - $25 after 12 transfers                           Unit liquidation from
                                                         account value
  High - $25 after 4 transfers
  Low - $100                                             Unit liquidation from
                                                         account value
  High - Up to $250

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values

Shown below is accumulation unit value information for units outstanding throughout the periods indicated. Expenses as a percentage of average net assets (0.00%, 0.60%, 0.80% and 0.90% annualized) excludes the effect of expenses of the underlying fund portfolios and charges made directly to Contractowner accounts through redemption of units.


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
AXA Aggressive Allocation
-------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A (y)      $ 109.58               --                  --           --            9.58%
         Highest contract charge 0.90% Class A (y)     $ 109.34               --                  --           --            9.34%
         All contract charges                                --                5          $      498         2.53%              --
AXA Aggressive Allocation
-------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (k)      $ 109.35               --                  --           --            9.35%
         Highest contract charge 0.90% Class B (y)     $ 109.27               --                  --           --            9.27%
         All contract charges                                --                1          $       70         2.53%              --
AXA Conservative Allocation
---------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A (y)      $ 102.56               --                  --           --            2.56%
         Highest contract charge 0.90% Class A (y)     $ 102.33               --                  --           --            2.33%
         All contract charges                                --               --                  --         5.78%              --
AXA Conservative Allocation
---------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (y)      $ 102.34                --                  --           --           2.34%
         Highest contract charge 0.90% Class B (y)     $ 102.27                --                  --           --           2.27%
         All contract charges                                --                --                  --         5.78%             --
AXA Conservative-Plus Allocation
--------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (y)      $ 104.56                --                  --           --           4.56%
         Highest contract charge 0.60% Class A (y)     $ 104.32                --                  --           --           4.32%
         All contract charges                                --                 2          $      171         6,23%             --
AXA Conservative-Plus Allocation
--------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (y)      $ 104.34                --                  --           --           4.34%
         Highest contract charge 0.90% Class B (y)     $ 104.26                --                  --           --           4.26%
         All contract charges                                --                --                  --         6.23%             --
AXA Moderate Allocation (h)(u)
------------------------------
         Unit Value 0.00% to 0.90%*                                            --                  --           --          19.42%
  2003   Lowest contract charge 0.00% Class A          $ 217.54                --                  --           --          18.35%
         Highest contract charge 0.90% Class A         $ 212.66             3,223          $1,365,262         2.42%             --
         All contract charges                                --                --                  --           --        (12.52)%
  2002   Lowest contract charge 0.00% Class A          $ 182.16                --                  --           --        (13.30)%
         Highest contract charge 0.90% Class A         $ 179.69             3,472          $1,247,446         1.63%             --
         All contract charges                                --                --                  --           --         (1.84)%
  2001   Lowest contract charge 0.00% Class A          $ 208.22                --                  --           --         (2.73)%
         Highest contract charge 0.90% Class A         $ 207.26             1,587          $  673,865         2.85%             --
         All contract charges                                --                --                  --           --         (1.32)%
  2000   Lowest contract charge 0.00% Class A          $ 212.12                --                  --           --         (2.21)%
         Highest contract charge 0.90% Class A         $ 213.08             1,128          $  502,845         3.23%             --
         All contract charges                                --                --                  --           --          17.79%
  1999   Lowest contract charge 0.00% Class A          $ 214.97                --                  --           --          16.73%
         Highest contract charge 0.90% Class A         $ 217.89             1,173          $  539,691         2.75%             --
         All contract charges                                --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)



  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.



                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
AXA Moderate Allocation (h)(u)
------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)      $ 108.53              --                  --           --           18.32%
         Highest contract charge 0.90% Class B (h)     $ 116.91              --                  --           --           18.07%
         All contract charges                                --             600          $   65,147         2.42%             --
  2002   Lowest contract charge 0.60% Class B (a)      $  91.64              --                  --           --           13.26%
         Highest contract charge 0.90% Class B (h)     $  99.02              --                  --           --           13.51%
         All contract charges                                --             524          $   48,019         1.63%             --
  2001   Lowest contract charge 0.60% Class B          $ 105.65              --                  --           --            2.69%
         Highest contract charge 0.90% Class B (h)     $ 114.49              --                  --           --          (3.93)%
         All contract charges                                --             169          $   17,855         2.85%             --
  2000   Lowest contract charge 0.60% Class B          $ 108.57              --                  --           --            2.17%
         Highest contract charge 0.60% Class B (h)     $ 108.57              --                  --           --              --
         All contract charges                                --              49          $    5,320         3.23%             --
  1999   Lowest contract charge 0.60% Class B          $ 110.98              --                  --           --           10.98%
         Highest contract charge 0.60% Class B (h)     $ 110.98              --                  --           --              --
         All contract charges                                --              12          $    1,332         2.75%             --
AXA Moderate-Plus Allocation
----------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A (y)      $ 108.39              --                  --           --            8.39%
         Highest contract charge 0.90% Class A (y)     $ 108.14              --                  --           --            8.14%
         All contract charges                                --              10          $    1,122         3.22%             --
AXA Moderate-Plus Allocation
----------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B          $ 108.16              --                  --           --            8.16%
         Highest contract charge 0.90% Class B (y)     $ 108.08              --                  --           --            8.08%
         All contract charges                                --               1          $      161         3.22%             --
AXA Premier VIP Aggressive Equity
---------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A          $ 137.53              --                  --           --           37.87%
         Highest contract charge 0.90% Class A         $ 153.75              --                  --           --           36.62%
         All contract charges                                --           1,268          $  501,715         0.00%             --
  2002   Lowest contract charge 0.00% Class A          $  99.75              --                  --           --         (28.69)%
         Highest contract charge 0.90% Class A         $ 112.54              --                  --           --         (29.33)%
         All contract charges                                --           1,303          $  380,055         0.01%             --
  2001   Lowest contract charge 0.00% Class A          $ 139.88              --                  --           --         (24.98)%
         Highest contract charge 0.90% Class A         $ 159.24              --                  --           --         (25.66)%
         All contract charges                                --           1,402          $  581,065         0.49%             --
  2000   Lowest contract charge 0.00% Class A          $ 186.45              --                  --           --         (13.13)%
         Highest contract charge 0.90% Class A         $ 214.20              --                  --           --         (13.91)%
         All contract charges                                --           1,466          $  823,956         0.36%             --
  1999   Lowest contract charge 0.00% Class A          $ 214.65              --                  --           --           18.84%
         Highest contract charge 0.90% Class A         $ 248.82              --                  --           --           17.71%
         All contract charges                                --           1,563          $1,048,693         0.33%             --
AXA Premier VIP Aggressive Equity
---------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B          $  69.81              --                  --           --           36.70%
         Highest contract charge 0.90% Class B (k)     $  68.67              --                  --           --           36.28%
         All contract charges                                --             180          $   12,550         0.00%             --
  2002   Lowest contract charge 0.60% Class B(a)       $  51.07              --                  --           --         (29.30)%
         Highest contract charge 0.90% Class B (k)     $  50.39              --                  --           --         (29.51)%
         All contract charges                                --             149          $    7,609         0.01%             --
  2001   Lowest contract charge 0.60% Class B(a)       $  72.23              --                  --           --         (25.63)%
         Highest contract charge 0.90% Class B (k)     $  71.49              --                  --           --         (25.85)%
         All contract charges                                --             104          $    7,512         0.49%             --

                                      A-74

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)



  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.



                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units           Units          Net Assets     Investment         Total
                                                      Fair Value  Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     --------------------------------- ------------ ---------------- --------------
AXA Premier VIP Aggressive Equity
---------------------------------
  2000   Lowest contract charge 0.60% Class B(a)      $  97.12         --                     --            --           (13.86)%
         Highest contract charge 0.90% Class B (k)    $  96.41         --                     --            --           (14.12)%
         All contract charges                               --         51               $  4,953          0.36%              --
  1999   Lowest contract charge 0.60% Class B(a)      $ 112.75         --                     --            --             17.83%
         Highest contract charge 0.90% Class B (k)    $ 112.26         --                     --            --             17.43%
         All contract charges                               --         14               $  1,579          0.33%              --
AXA Premier VIP Core Bond
-------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A(r)      $ 106.78         --                     --            --              4.02%
         Highest contract charge 0.60% Class A(v)     $ 111.27         --                     --            --              3.39%
         All contract charges                               --         29               $  3,055          3.49%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 102.66         --                     --            --              2.42%
         Highest contract charge 0.60% Class A (v)    $ 107.62         --                     --            --              5.92%
         All contract charges                               --          1               $    103          3.68%              --
AXA Premier VIP Core Bond
-------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B(l)      $ 112.23         --                     --            --              3.74%
         Highest contract charge 0.90% Class B(l)     $ 110.22         --                     --            --              2.81%
         All contract charges                               --        339               $ 37,698          3.49%              --
  2002   Lowest contract charge 0.00% Class B (l)     $ 108.18         --                     --            --              6.31%
         Highest contract charge 0.90% Class B (l)    $ 107.20         --                     --            --              5.70%
         All contract charges                               --        211               $ 22,720          3.68%              --
AXA Premier VIP Health Care
---------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 129.56         --                     --            --             28.45%
         Highest contract charge 0.60% Class A(v)     $ 102.07         --                     --            --             27.68%
         All contract charges                               --          7               $    876          1.59%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 100.86         --                     --            --            (2.89)%
         Highest contract charge 0.60% Class A (v)    $  79.94         --                     --            --           (18.00)%
         All contract charges                               --         --                     --            --               --
AXA Premier VIP Health Care
---------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B(I)      $ 102.58         --                     --            --             28.13%
         Highest contract charge 0.90% Class B(I)     $ 100.74         --                     --            --             26.99%
         All contract charges                               --        102               $ 10,414          1.59%              --
  2002   Lowest contract charge 0.00% Class B (l)     $  80.06         --                     --            --           (13.07)%
         Highest contract charge 0.90% Class B (l)    $  79.33         --                     --            --           (13.57)%
         All contract charges                               --         34               $  2,707            --               --
AXA Premier VIP High Yield
--------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A         $ 176.48         --                     --            --             22.87%
         Highest contract charge 0.90% Class A        $ 194.09         --                     --            --             21.77%
         All contract charges                               --        700               $188,085          6.31%              --
  2002   Lowest contract charge 0.00% Class A         $ 143.63         --                     --            --            (2.70)%
         Highest contract charge 0.90% Class A        $ 159.39         --                     --            --            (3.58)%
         All contract charges                               --        527               $115,345          9.16%              --
  2001   Lowest contract charge 0.00% Class A         $ 147.62         --                     --            --              0.95%
         Highest contract charge 0.90% Class A        $ 165.31         --                     --            --              0.03%
         All contract charges                               --        508               $116,138          9.74%              --
  2000   Lowest contract charge 0.00% Class A         $ 146.24         --                     --            --            (8.65)%
         Highest contract charge 0.90% Class A        $ 165.25         --                     --            --            (9.47)%
         All contract charges                               --        525               $119,390         10.46%              --

                                      A-75

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)

 Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                                Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
AXA Premier VIP High Yield--------------------------
  1999   Lowest contract charge 0.00% Class A          $ 160.08             --                  --            --            (3.35)%
         Highest contract charge 0.90% Class A         $ 182.53             --                  --            --            (4.22)%
         All contract charges                                --            583            $148,479         10.74%             --
AXA Premier VIP High Yield
--------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B(a)       $  91.32             --                  --            --            21.82%
         Highest contract charge 0.90% Class B (k)     $  89.83             --                  --            --            21.46%
         All contract charges                                --            167            $ 15,250          6.31%             --
  2002   Lowest contract charge 0.60% Class B(a)       $  74.96             --                  --            --            (3.53)%
         Highest contract charge 0.90% Class B (k)     $  73.96             --                  --            --            (3.82)%
         All contract charges                                --            118            $  8,845          9.16%             --
  2001   Lowest contract charge 0.60% Class B(a)       $  77.70             --                  --            --             0.08%
         Highest contract charge 0.90% Class B (k)     $  76.90             --                  --            --            (0.22)%
         All contract charges                                --             61            $  4,740          9.74%             --
  2000   Lowest contract charge 0.60% Class B(a)       $  77.64             --                  --            --            (9.44)%
         Highest contract charge 0.90% Class B (k)     $  77.07             --                  --            --            (9.71)%
         All contract charges                                --             24            $  1,863         10.46%             --
  1999   Lowest contract charge 0.60% Class B(a)       $  85.73             --                  --            --            (4.16)%
         Highest contract charge 0.90% Class B (k)     $  85.36             --                  --            --            (4.45)%
         All contract charges                                --              3            $    257         10.74%             --
AXA Premier VIP International Equity
------------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 143.85             --                  --            --            34.54%
         Highest contract charge 0.60% Class A (v)     $ 107.30             --                  --            --            33.74%
         All contract charges                                --             38            $  1,072          1.59%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 106.92             --                  --            --            (2.55)%
         Highest contract charge 0.60% Class A (v)     $  80.23             --                  --            --           (19.36)%
         All contract charges                                --             --                  --            --              --
AXA Premier VIP International Equity
------------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 137.77             --                  --            --            31.46%
         Highest contract charge 0.90% Class B (l)     $ 104.39             --                  --            --            33.12%
         All contract charges                                --             37            $  3,975          1.59%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  78.66             --                  --            --           (21.16)%
         Highest contract charge 0.90% Class B (l)     $  78.42             --                  --            --           (21.31)%
         All contract charges                                --              1            $     79            --              --
AXA Premier VIP Large Cap Core Equity
-------------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 135.81             --                  --            --            28.45%
         Highest contract charge 0.60% Class A (v)     $  99.25             --                  --            --            27.69%
         All contract charges                                --              6            $    850          0.49%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 105.73             --                  --            --            (3.82)%
         Highest contract charge 0.60% Class A (v)     $  77.73             --                  --          0.17%          (19.20)%
         All contract charges                                --             --                  --            --              --
AXA Premier VIP Large Cap Core Equity
-------------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 123.43             --                  --            --           18.81%
         Highest contract charge 0.90% Class B (l)     $  97.48             --                  --            --           26.98%
         All contract charges                                --             12            $  1,276          0.49%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  77.00             --                  --            --           (16.99)%
         Highest contract charge 0.90% Class B (l)     $  76.77             --                  --          0.17%          (17.15)%
         All contract charges                                --             --                  --            --              --

                                      A-76

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
AXA Premier VIP Large Cap Growth
--------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 134.89             --                 --             --            30.95%
         Highest contract charge 0.60% Class A (v)     $  94.07             --                 --             --            30.17%
         All contract charges                                --             10             $1,200           0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 103.01             --                 --             --           (6.22)%
         Highest contract charge 0.60% Class A (v)     $  72.27             --                 --             --          (23.59)%
         All contract charges                                --             --                 --           0.00%             --
AXA Premier VIP Large Cap Growth
--------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 122.51             --                 --             --            18.93%
         Highest contract charge 0.90% Class B (l)     $  88.25             --                 --             --            29.45%
         All contract charges                                --             60             $5,341           0.00%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  68.38             --                 --             --          (18.92)%
         Highest contract charge 0.90% Class B (l)     $  68.17             --                 --             --          (19.08)%
         All contract charges                                --              2             $  137           0.00%             --
AXA Premier VIP Large Cap Value
-------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 138.26             --                 --             --            31.43%
         Highest contract charge 0.60% Class A (v)     $ 103.50             --                 --             --            30.63%
         All contract charges                                --              5             $  715           4.22%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 105.20             --                 --             --           (2.51)%
         Highest contract charge 0.60% Class A (v)     $  79.23             --                 --             --          (19.39)%
         All contract charges                                --             --                 --           0.00%             --
AXA Premier VIP Large Cap Value
-------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 127.60             --                 --             --            23.26%
         Highest contract charge 0.90% Class B (l)     $ 103.20             --                 --             --            29.91%
         All contract charges                                --             25             $2,607           4.22%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  79.68             --                 --             --          (18.89)%
         Highest contract charge 0.90% Class B (l)     $  79.44             --                 --             --          (19.04)%
         All contract charges                                --              3             $  239           0.00%             --
AXA Premier VIP Small/Mid Cap Growth
------------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 151.50             --                 --             --            40.59%
         Highest contract charge 0.60% Class A (v)     $  91.50             --                 --             --            39.74%
         All contract charges                                --             12             $1,846           3.55%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 107.76             --                 --             --           (2.66)%
         Highest contract charge 0.60% Class A (v)     $  65.48             --                 --             --          (32.36)%
         All contract charges                                --             --                 --           0.00%             --
AXA Premier VIP Small/Mid Cap Growth
------------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 136.50             --                 --             --            30.62%
         Highest contract charge 0.90% Class B (I)     $  86.54             --                 --             --            38.98%
         All contract charges                                --             72             $6,372           3.55%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  62.46             --                 --             --          (27.15)%
         Highest contract charge 0.90% Class B (l)     $  62.27             --                 --             --          (27.29)%
         All contract charges                                --              1             $   62           0.00%             --
AXA Premier VIP Small/Mid Cap Value
-----------------------------------
         Unit Value 0.00% to 0.60%*                                         --                 --             --            40.96%
  2003   Lowest contract charge 0.00% Class A (r)      $ 157.16             --                 --             --            40.12%
         Highest contract charge 0.60% Class A (v)     $ 103.10              9             $1,387           0.93%             --
         All contract charges                                --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)

  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
AXA Premier VIP Small/Mid Cap Value
-----------------------------------
  2002   Lowest contract charge 0.00% Class A (r)      $ 111.49              --                  --           --             0.42%
         Highest contract charge 0.60% Class A (v)     $  73.58              --                  --           --          (24.92)%
         All contract charges                                --              --                  --         0.00%             --
AXA Premier VIP Small/Mid Cap Value
-----------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 105.03              --                  --           --            40.60%
         Highest contract charge 0.90% Class B (l)     $ 103.15              --                  --           --            39.34%
         All contract charges                                --             228          $   23,677         0.93%             --
  2002   Lowest contract charge 0.00% Class B (l)      $  74.70              --                  --           --          (23.23)%
         Highest contract charge 0.90% Class B (l)     $  74.03              --                  --           --          (23.68)%
         All contract charges                                --              89          $    6,610         0.00%             --
AXA Premier VIP Technology
--------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 177.01              --                  --           --            58.06%
         Highest contract charge 0.60% Class A (v)     $  97.82              --                  --           --            57.09%
         All contract charges                                --               6          $      966         7.16%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 111.99              --                  --           --           (5.67)%
         Highest contract charge 0.60% Class A (v)     $  62.27              --                  --           --          (33.60)%
         All contract charges                                --              --                  --         0.00%             --
AXA Premier VIP Technology
--------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (l)      $ 146.81              --                  --           --            38.51%
         Highest contract charge 0.90% Class B (l)     $  88.87              --                  --           --            56.21%
         All contract charges                                --              80          $    7,246         7.16%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  57.06              --                  --           --          (28.04)%
         Highest contract charge 0.90% Class B (l)     $  56.89              --                  --           --          (28.17)%
         All contract charges                                --               1          $       57         0.00%             --
AXA Rosenberg VIT Value Long/Short Equity Fund
----------------------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B(x)       $  96.40              --                  --           --           (3.60)%
         Highest contract charge 0.90% Class B (x)     $  95.80              --                  --           --           (4.20)%
         All contract charges                                --              14          $    1,334           --              --
Davis Value
-----------
         Unit Value 0.60%
  2003   Lowest contract charge 0.60% Class A (q)      $ 114.61              --                  --           --            28.97%
         Highest contract charge 0.60% Class A (q)     $ 114.61              --                  --           --              --
         All contract charges                                --               2          $      254         1.31%             --
  2002   Lowest contract charge 0.60% Class A (q)      $  88.86              --                  --           --             5.03%
         Highest contract charge 0.60% Class A (q)     $  88.86              --                  --           --              --
         All contract charges                                --              --                  --         1.14%             --
EQ/Alliance Common Stock
------------------------
         Unit Value 0.00% to 0.90%*                                          --                  --           --            49.93%
  2003   Lowest contract charge 0.00% Class A          $ 266.82              --                  --           --            48.58%
         Highest contract charge 0.90% Class A         $ 308.18           3,597          $2,096,424         1.44%             --
         All contract charges                                --              --                  --           --          (28.69)%
  2002   Lowest contract charge 0.00% Class A          $ 177.96              --                  --           --          (29.33)%
         Highest contract charge 0.90% Class A         $ 207.42           3,745          $1,481,165         0.05%             --
         All contract charges                                --              --                  --           --          (24.98)%
  2001   Lowest contract charge 0.00% Class A          $ 266.27              --                  --           --          (25.66)%
         Highest contract charge 0.90% Class A         $ 313.16           4,121          $2,468,008         2.37%             --
         All contract charges                                --              --                  --           --          (13.13)%
  2000   Lowest contract charge 0.00% Class A          $ 297.57              --                  --           --          (13.91)%
         Highest contract charge 0.90% Class A         $ 353.18           4,224          $2,885,290         0.61%             --
         All contract charges                                --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units           Units          Net Assets     Investment        Total
                                                      Fair Value  Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     --------------------------------- ------------ ---------------- -------------
EQ/Alliance Common Stock
------------------------
  1999   Lowest contract charge 0.00% Class A          $ 346.14             --                  --           --             18.84%
         Highest contract charge 0.90% Class A (a)     $ 414.53             --                  --           --             17.71%
         All contract charges                                --          4,565          $3,755,973         0.59%             --
EQ/Alliance Common Stock
------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B          $  99.63             --                  --           --             49.93%
         Highest contract charge 0.90% Class B (k)     $  98.01             --                  --           --             48.20%
         All contract charges                                --          1,659          $  165,489         1.44%             --
  2002   Lowest contract charge 0.60% Class B          $  67.02             --                  --           --           (33.77)%
         Highest contract charge 0.90% Class B (k)     $  66.13             --                  --           --           (33.93)%
         All contract charges                                --          1,424          $   95,436         0.05%             --
  2001   Lowest contract charge 0.60% Class B          $ 101.14             --                  --           --           (10.52)%
         Highest contract charge 0.90% Class B (k)     $ 100.09             --                  --           --           (11.33)%
         All contract charges                                --          1,055          $  106,703         2.37%             --
  2000   Lowest contract charge 0.60% Class B          $ 114.00             --                  --           --           (14.03)%
         Highest contract charge 0.90% Class B (k)     $ 113.16             --                  --           --           (14.80)%
         All contract charges                                --            565          $   64,410         0.61%             --
  1999   Lowest contract charge 0.60% Class B          $ 133.73             --                  --           --             25.19%
         Highest contract charge 0.90% Class B (k)     $ 133.16             --                  --           --             24.07%
         All contract charges                                --             96          $   12,838         0.59%             --
EQ/Alliance Growth and Income
-----------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A          $ 301.40             --                  --           --             30.75%
         Highest contract charge 0.90% Class A         $ 271.78             --                  --           --             29.58%
         All contract charges                                --          1,197          $  338,204         1.13%             --
  2002   Lowest contract charge 0.00% Class A          $ 230.51             --                  --           --           (21.07)%
         Highest contract charge 0.90% Class A         $ 209.75             --                  --           --           (21.78)%
         All contract charges                                --          1,220          $  264,369         1.43%             --
  2001   Lowest contract charge 0.00% Class A          $ 292.03             --                  --           --            (1.29)%
         Highest contract charge 0.90% Class A         $ 268.14             --                  --           --            (2.18)%
         All contract charges                                --          1,203          $  332,135         1.03%             --
  2000   Lowest contract charge 0.00% Class A          $ 295.84             --                  --           --              8.95%
         Highest contract charge 0.90% Class A         $ 274.12             --                  --           --              7.98%
         All contract charges                                --            982          $  276,226         0.94%             --
  1999   Lowest contract charge 0.00% Class A          $ 271.53             --                  --           --             18.66%
         Highest contract charge 0.90% Class A         $ 253.86             --                  --           --             17.60%
         All contract charges                                --            881          $  228,564         0.27%             --
EQ/Alliance Growth and Income
-----------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)      $ 114.06             --                  --           --             29.65%
         Highest contract charge 0.90% Class B (l)     $ 129.60             --                  --           --             29.25%
         All contract charges                                --            805          $   91,876         1.13%             --
  2002   Lowest contract charge 0.60% Class B (a)      $  87.98             --                  --           --           (21.74)%
         Highest contract charge 0.90% Class B (l)     $ 100.27             --                  --           --           (18.59)%
         All contract charges                                --            684          $   60,178         1.43%             --
  2001   Lowest contract charge 0.60% Class B (a)      $ 112.42             --                  --           --            (2.13)%
         Highest contract charge 0.90% Class B (l)           --             --                  --           --              --
         All contract charges                                --            431          $   48,453         1.03%             --
  2000   Lowest contract charge 0.60% Class B (a)      $ 114.87             --                  --           --              8.03%
         Highest contract charge 0.90% Class B (l)           --             --                  --           --              --
         All contract charges                                --            158          $   18,149         0.94%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 106.33             --                  --           --              6.33%
         Highest contract charge 0.90% Class B (l)           --             --                  --           --              --
         All contract charges                                --             30          $    3,190         0.27%             --

                                      A-79

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**     Return
                                                     ------------ --------------------- ------------ ---------------- ------------
EQ/Alliance Intermediate Government Securities
----------------------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class A          $ 179.15              --                 --            --             2.40%
         Highest contract charge 0.90% Class A         $ 172.44              --                 --            --             1.47%
         All contract charges                                --             828           $160,867          4.11%             --
  2002   Lowest contract charge 0.60% Class A          $ 174.96              --                 --            --             8.86%
         Highest contract charge 0.90% Class A         $ 169.94              --                 --            --             7.88%
         All contract charges                                --             925           $177,235          5.01%             --
  2001   Lowest contract charge 0.60% Class A          $ 160.72              --                 --            --             8.16%
         Highest contract charge 0.90% Class A         $ 157.52              --                 --            --             7.18%
         All contract charges                                --             645           $113,408          4.25%              --
  2000   Lowest contract charge 0.60% Class A          $ 148.60              --                 --            --             9.17%
         Highest contract charge 0.90% Class A         $ 146.97              --                 --            --             8.19%
         All contract charges                                --             431           $ 71,579          5.48%             --
  1999   Lowest contract charge 0.60% Class A          $ 136.12              --                 --            --             0.14%
         Highest contract charge 0.90% Class A         $ 135.85              --                 --            --           (0.76)%
         All contract charges                                --             506           $ 77,673          5.14%            --
EQ/Alliance Intermediate Government Securities
----------------------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)      $ 179.15              --                 --            --             2.40%
         Highest contract charge 0.90% Class B (l)     $ 128.60              --                 --            --             1.22%
         All contract charges                                --             239           $ 30,873          4.11%             --
  2002   Lowest contract charge 0.60% Class B (a)      $ 125.69              --                 --            --             7.93%
         Highest contract charge 0.90% Class B (l)     $ 127.05              --                 --            --            63.98%
         All contract charges                                --             205           $ 25,766          5.01%             --
  2001   Lowest contract charge 0.60% Class B (a)      $ 116.45              --                 --            --             7.24%
         Highest contract charge 0.90% Class B (l)           --              --                 --            --              --
         All contract charges                                --              79           $  9,200          4.25%             --
  2000   Lowest contract charge 0.60% Class B (a)      $ 108.59              --                 --            --             8.24%
         Highest contract charge 0.90% Class B (l)           --              --                 --            --              --
         All contract charges                                --              30           $  3,258          5.48%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 100.32              --                 --            --             0.32%
         All contract charges                                --               1           $    100          5.14%             --
         Unit Value 0.00% to 0.90%*
EQ/Alliance International (t)(w)
--------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A          $ 130.75              --                 --            --            35.43%
         Highest contract charge 0.90% Class A         $ 120.80              --                 --            --            34.21%
         All contract charges                                --           3,678           $457,336          1.67%             --
  2002   Lowest contract charge 0.00% Class A          $  96.54              --                 --            --           (9.91)%
         Highest contract charge 0.90% Class A         $  90.01              --                 --            --          (10.72)%
         All contract charges                                --           3,879           $357,984            --             --
  2001   Lowest contract charge 0.00% Class A          $ 107.16              --                 --            --          (22.87)%
         Highest contract charge 0.90% Class A         $ 100.82              --                 --            --          (23.57)%
         All contract charges                                --             493           $ 50,925          1.61%            --
  2000   Lowest contract charge 0.00% Class A          $ 138.93              --                 --            --          (22.77)%
         Highest contract charge 0.90% Class A         $ 131.90              --                 --            --          (23.72)%
         All contract charges                                --             510           $ 68,706          0.45%            --
  1999   Lowest contract charge 0.00% Class A          $ 184.49              --                 --            --            37.78%
         Highest contract charge 0.90% Class A         $ 172.91              --                 --            --            36.55%
         All contract charges                                --             430           $ 75,606            --             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units           Units          Net Assets     Investment        Total
                                                      Fair Value  Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     --------------------------------- ------------ ---------------- -------------
EQ/Alliance International (t)(w)
--------------------------------
         Unit Value 0.60% to 0.90%*                                         --                 --            --             34.36%
  2003   Lowest contract charge 0.60% Class B (a)     $  93.97              --                 --            --             33.96%
         Highest contract charge 0.90% Class B (l)    $  90.72             464           $ 43,571          1.67%             --
         All contract charges                               --              --                 --            --           (10.65)%
  2002   Lowest contract charge 0.60% Class B (a)     $  69.94              --                 --            --           (15.96)%
         Highest contract charge 0.90% Class B (l)    $  67.72             381           $ 26,647            --              --
         All contract charges                               --              --                 --            --           (23.77)%
  2001   Lowest contract charge 0.60% Class B (a)     $  78.27              --                 --            --              --
         Highest contract charge 0.90% Class B (l)          --              61           $  4,774          1.61%             --
         All contract charges                               --              --                 --            --           (23.61)%
  2000   Lowest contract charge 0.60% Class B (a)     $ 102.67              --                 --            --              --
         Highest contract charge 0.90% Class B (l)          --              34           $  3,491          0.45%             --
         All contract charges                               --              --                 --            --             34.41%
  1999   Lowest contract charge 0.60% Class B (a)     $ 134.41              --                 --            --              --
         Highest contract charge 0.90% Class B (l)          --               2           $    269            --              --
         All contract charges                               --
EQ/Alliance Premier Growth
--------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 123.92              --                 --            --             23.50%
         Highest contract charge 0.60% Class A (v)    $  89.23              --                 --            --             22.76%
         All contract charges                               --               8           $    953          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)     $ 100.34              --                 --            --            (9.22)%
         Highest contract charge 0.60% Class A (v)    $  72.69              --                 --            --           (24.09)%
         All contract charges                               --              --                 --            --              --
EQ/Alliance Premier Growth
--------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (a)     $  62.92              --                 --            --             23.18%
         Highest contract charge 0.90% Class B (a)    $  60.37              --                 --            --             22.08%
         All contract charges                               --           1,544           $ 94,657          0.00%             --
  2002   Lowest contract charge 0.00% Class B (a)     $  51.08              --                 --            --           (31.15)%
         Highest contract charge 0.90% Class B (a)    $  49.45              --                 --            --           (31.77)%
         All contract charges                               --           1,555           $ 77,814          0.00%             --
  2001   Lowest contract charge 0.00% Class B (a)     $  74.19              --                 --            --           (23.96)%
         Highest contract charge 0.90% Class B (a)    $  72.48              --                 --            --           (24.65)%
         All contract charges                               --           1,549           $113,224          0.00%             --
  2000   Lowest contract charge 0.00% Class B (a)     $  97.57              --                 --            --           (18.34)%
         Highest contract charge 0.90% Class B (a)    $  96.19              --                 --            --           (19.12)%
         All contract charges                               --           4,242           $410,042          0.93%             --
  1999   Lowest contract charge 0.00% Class B (a)     $ 119.55              --                 --            --             18.97%
         Highest contract charge 0.90% Class B (a)    $ 118.93              --                 --            --             18.28%
         All contract charges                               --             430           $ 51,236          0.76%             --
EQ/Alliance Quality Bond
------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A         $ 194.07              --                 --            --              3.80%
         Highest contract charge 0.90% Class A        $ 166.87              --                 --            --              2.86%
         All contract charges                               --             743           $132,868          3.04%             --
  2002   Lowest contract charge 0.00% Class A         $ 186.96              --                 --            --              7.94%
         Highest contract charge 0.90% Class A        $ 162.22              --                 --            --              6.98%
         All contract charges                               --             836           $144,632          4.07%             --
  2001   Lowest contract charge 0.00% Class A         $ 173.20              --                 --            --              8.29%
         Highest contract charge 0.90% Class A        $ 151.64              --                 --            --              7.31%
         All contract charges                               --             835           $134,227          3.06%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
EQ/Alliance Quality Bond
------------------------
  2000   Lowest contract charge 0.00% Class A          $ 159.94              --                 --            --            11.48%
         Highest contract charge 0.90% Class A         $ 141.31              --                 --            --            10.48%
         All contract charges                                --           3,123           $453,776          7.32%             --
  1999   Lowest contract charge 0.00% Class A          $ 143.47              --                 --            --           (2.00)%
         Highest contract charge 0.90% Class A         $ 127.90              --                 --            --           (2.88)%
         All contract charges                                --           1,770           $232,474          5.34%             --
EQ/Alliance Quality Bond
------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)      $ 129.57              --                 --            --             2.91%
         Highest contract charge 0.90% Class B (l)     $ 129.67              --                 --            --             2.61%
         All contract charges                                --             222           $ 28,789          3.04%             --
  2002   Lowest contract charge 0.60% Class B (a)      $ 125.90              --                 --            --             7.03%
         Highest contract charge 0.90% Class B (l)     $ 126.38              --                 --            --             6.45%
         All contract charges                                --             189           $ 23,795          4.07%             --
  2001   Lowest contract charge 0.60% Class B (a)      $ 117.63              --                 --            --             7.36%
         Highest contract charge 0.90% Class B (l)           --              --                 --            --              --
         All contract charges                                --              92           $ 10,822          3.06%             --
  2000   Lowest contract charge 0.60% Class B (a)      $ 109.56              --                 --            --            10.62%
         Highest contract charge 0.90% Class B (l)           --              --                 --            --              --
         All contract charges                                --              17           $  1,863          7.32%             --
  1999   Lowest contract charge 0.60% Class B (a)      $  99.05              --                 --            --           (0.95)%
         Highest contract charge 0.90% Class B (l)           --              --                 --            --              --
         All contract charges                                --               1           $     99          5.34%             --
EQ/Alliance Small Cap Growth (p)
--------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A          $ 151.93              --                 --            --            41.28%
         Highest contract charge 0.90% Class A         $ 143.04              --                 --            --            40.01%
         All contract charges                                --             928           $136,195          0.00%             --
  2002   Lowest contract charge 0.00% Class A          $ 107.54              --                 --            --          (30.08)%
         Highest contract charge 0.90% Class A         $ 102.16              --                 --            --          (30.71)%
         All contract charges                                --             879           $ 91,735          0.00%             --
  2001   Lowest contract charge 0.00% Class A          $ 153.80              --                 --            --          (13.02)%
         Highest contract charge 0.90% Class A         $ 147.44              --                 --            --          (13.80)%
         All contract charges                                --             838           $125,725          1.04%             --
  2000   Lowest contract charge 0.00% Class A          $ 176.81              --                 --            --            13.98%
         Highest contract charge 0.90% Class A         $ 171.05              --                 --            --            12.96%
         All contract charges                                --             817           $141,665          0.00%             --
  1999   Lowest contract charge 0.00% Class A          $ 155.12              --                 --            --            27.91%
         Highest contract charge 0.90% Class A         $ 151.42              --                 --            --            26.76%
         All contract charges                                --             454           $ 69,447            --              --
EQ/Alliance Small Cap Growth (p)
--------------------------------
         Unit Value 0.00% to 0.90%*                                          --                 --            --            40.93%
  2003   Lowest contract charge 0.00% Class B          $ 114.01              --                 --            --            39.67%
         Highest contract charge 0.90% Class B (k)     $ 108.53             384           $ 42,360          0.00%             --
         All contract charges                                --              --                 --            --          (30.66)%
  2002   Lowest contract charge 0.60% Class B(a)       $  78.76              --                 --            --          (30.87)%
         Highest contract charge 0.90% Class B (k)     $  77.71             312           $ 24,573          0.00%             --
         All contract charges                                --              --                 --            --          (13.76)%
  2001   Lowest contract charge 0.60% Class B(a)       $ 113.58              --                 --            --          (14.02)%
         Highest contract charge 0.90% Class B (k)     $ 112.41             185           $ 21,012          1.04%             --
         All contract charges                                --              --                 --            --            12.97%
  2000   Lowest contract charge 0.60% Class B(a)       $ 131.71              --                 --            --            12.63%
         Highest contract charge 0.90% Class B (k)     $ 130.74              71           $  9,351          0.00%             --
         All contract charges                                --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/Alliance Small Cap Growth (p)
--------------------------------
  1999   Lowest contract charge 0.60% Class B(a)       $ 116.59               --                 --            --           27.62%
         Highest contract charge 0.90% Class B (k)     $ 116.08               --                 --            --           26.47%
         All contract charges                                --                3           $    350            --              --
EQ/Bernstein Diversified Value (g)
----------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 142.16               --                 --            --           29.06%
         Highest contract charge 0.60% Class A (v)     $ 106.11               --                 --            --           28.29%
         All contract charges                                --               28           $  3,921          1.15%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 110.15               --                 --            --          (0.72)%
         Highest contract charge 0.60% Class A (v)     $  82.71               --                 --            --         (16.40)%
         All contract charges                                --                1           $     83          1.53%             --
EQ/Bernstein Diversified Value (g)
----------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (z)      $ 108.34               --                 --            --           28.73%
         Highest contract charge 0.90% Class B (z)     $ 120.24               --                 --            --           27.58%
         All contract charges                                --            1,337           $159,330          1.15%             --
  2002   Lowest contract charge 0.00% Class B (z)      $  84.16               --                 --            --         (13.64)%
         Highest contract charge 0.90% Class B (z)     $  94.25               --                 --            --         (14.41)%
         All contract charges                                --            1,168           $108,579          1.53%             --
  2001   Lowest contract charge 0.00% Class B (z)      $  97.45               --                 --            --          (0.92)%
         Highest contract charge 0.90% Class B (z)     $ 110.12               --                 --            --          (2.09)%
         All contract charges                                --              763           $ 82,335          1.39%             --
  2000   Lowest contract charge 0.60% Class B          $ 108.58               --                 --            --          (2.55)%
         Highest contract charge 0.60% Class B         $ 108.58               --                 --            --          (2.55)%
         All contract charges                                --                5           $    497          2.16%             --
  1999   Lowest contract charge 0.60% Class B          $ 111.42               --                 --            --           11.42%
         Highest contract charge 0.60% Class B         $ 111.42               --                 --            --           11.42%
         All contract charges                                --               --                 --          0.00%             --
EQ/Calvert Socially Responsible
-------------------------------
         Unit Value 0.00% to 0.00%
  2003   Lowest contract charge 0.00% Class A (r)      $ 131.93               --                 --            --              --
         Highest contract charge 0.00% Class A (r)     $ 131.93               --                 --            --              --
         All contract charges                                --                2           $      2          0.00%          28.26%
  2002   Lowest contract charge 0.00% Class A (r)      $ 102.86               --                 --            --              --
         Highest contract charge 0.00% Class A (r)     $ 102.86               --                 --            --          (4.27)%
         All contract charges                                --               --                 --            --              --
EQ/Calvert Socially Responsible
-------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (l)      $  82.09               --                 --            --           27.19%
         Highest contract charge 0.90% Class B (l)     $  81.01               --                 --            --           26.79%
         All contract charges                                --               --                 --          0.00%             --
  2002   Lowest contract charge 0.60% Class B (l)      $  64.54               --                 --            --         (19.40)%
         Highest contract charge 0.90% Class B (l)     $  63.89               --                 --            --         (19.56)%
         All contract charges                                --               --                 --            --              --
EQ/Capital Guardian International
---------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 141.97               --                 --            --           32.95%
         Highest contract charge 0.60% Class A (v)     $ 110.29               --                 --            --           32.15%
         All contract charges                                --                1           $    208          0.99%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 106.79               --                 --            --          (1.90)%
         Highest contract charge 0.60% Class A (v)     $  83.46               --                 --            --         (15.60)%
         All contract charges                                --               --                 --          1.71%             --

                                      A-83

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
EQ/Capital Guardian International
---------------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (b)     $  91.17              --                  --            --            31.82%
         Highest contract charge 0.90% Class B (r)    $  89.98              --                  --            --            31.43%
         All contract charges                               --              26             $ 2,330          0.99%             --
  2002   Lowest contract charge 0.60% Class B (b)     $  69.16              --                  --            --          (15.56)%
         Highest contract charge 0.90% Class B (r)    $  68.46              --                  --            --          (15.81)%
         All contract charges                               --              19             $ 1,314          1.71%             --
  2001   Lowest contract charge 0.60% Class B (b)     $  81.90              --                  --            --          (21.36)%
         Highest contract charge 0.90% Class B (r)    $  81.32              --                  --            --          (21.60)%
         All contract charges                               --               9             $   737          1.87%             --
  2000   Lowest contract charge 0.60% Class B (b)     $ 104.15              --                  --            --          (19.58)%
         Highest contract charge 0.90% Class B (v)    $ 103.73              --                  --            --          (19.82)%
         All contract charges                               --               4             $   417          0.66%             --
EQ/Capital Guardian Research (s)
--------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 143.32              --                  --            --            31.55%
         Highest contract charge 0.60% Class A (v)    $  97.73              --                  --            --            30.78%
         All contract charges                               --               1             $   111          0.37%             --
  2002   Lowest contract charge 0.00% Class A (r)     $ 108.94              --                  --            --           (2.26)%
         Highest contract charge 0.60% Class A (v)    $  74.73              --                  --          0.37%         (22.93)%
         All contract charges                               --              --                  --            --              --
EQ/Capital Guardian Research (s)
--------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (b)     $ 111.06              --                  --            --            31.49%
         Highest contract charge 0.90% Class B (b)    $ 106.79              --                  --            --            30.31%
         All contract charges                               --             696             $75,658          0.37%             --
  2002   Lowest contract charge 0.00% Class B (b)     $  84.46              --                  --            --          (24.66)%
         Highest contract charge 0.90% Class B (b)    $  81.95              --                  --            --          (25.34)%
         All contract charges                               --             633             $52,561          0.37%             --
  2001   Lowest contract charge 0.00% Class B (b)     $ 112.11              --                  --            --           (2.02)%
         Highest contract charge 0.90% Class B (b)    $ 109.77              --                  --            --           (2.90)%
         All contract charges                               --              73             $ 8,107          0.26%             --
  2000   Lowest contract charge 0.00% Class B (b)     $ 114.42              --                  --            --             5.92%
         Highest contract charge 0.90% Class B (b)    $ 113.05              --                  --            --             5.07%
         All contract charges                               --              26             $ 2,960          2.11%             --
  1999   Lowest contract charge 0.00% Class B (b)     $ 108.04              --                  --            --             7.10%
         Highest contract charge 0.90% Class B (b)    $ 107.71              --                  --            --             6.46%
         All contract charges                               --               1             $   108          0.48%             --
EQ/Capital Guardian U.S. Equity (o)
-----------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 152.80              --                  --            --            36.72%
         Highest contract charge 0.60% Class A (v)    $ 103.19              --                  --            --            35.91%
         All contract charges                               --               9             $ 1,254          0.25%             --
  2002   Lowest contract charge 0.00% Class A (r)     $ 111.76              --                  --            --           (1.73)%
         Highest contract charge 0.60% Class A (v)    $  75.92              --                  --            --          (22.22)%
         All contract charges                               --              --                  --          0.54%             --
EQ/Capital Guardian U.S. Equity (o)
-----------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (b)     $ 109.44              --                  --            --            36.39%
         Highest contract charge 0.90% Class B (b)    $ 105.23              --                  --            --            35.16%
         All contract charges                               --             451             $48,198          0.25%             --
  2002   Lowest contract charge 0.00% Class B (b)     $  80.24              --                  --            --          (23.67)%
         Highest contract charge 0.90% Class B (b)    $  77.86              --                  --            --          (24.36)%
         All contract charges                               --             309             $24,342          0.54%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- ------------
EQ/Capital Guardian U.S. Equity (o)
-----------------------------------
  2001   Lowest contract charge 0.00% Class B (b)      $ 105.12               --                 --            --           (2.01)%
         Highest contract charge 0.90% Class B (b)     $ 102.92               --                 --            --           (2.90)%
         All contract charges                                --               88           $  9,137          0.48%             --
  2000   Lowest contract charge 0.00% Class B (b)      $ 107.27               --                 --            --            3.58%
         Highest contract charge 0.90% Class B (b)     $ 105.99               --                 --            --            2.66%
         All contract charges                                --               19           $  2,025          2.75%             --
  1999   Lowest contract charge 0.00% Class B (b)      $ 103.56               --                 --            --            3.76%
         Highest contract charge 0.90% Class B (b)     $ 103.25               --                 --            --            3.11%
         All contract charges                                --                5           $    517          1.56%             --
EQ/Emerging Markets Equity
--------------------------
         Unit Value 0.00%
  2003   Lowest contract charge 0.00% Class A (r)      $ 174.14               --                 --            --           56.30%
         Highest contract charge 0.00% Class A (r)     $ 174.14               --                 --            --              --
         All contract charges                                --                5           $    912          0.60%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 111.41               --                 --            --            0.40%
         Highest contract charge 0.00% Class A (r)     $ 111.41               --                 --            --              --
         All contract charges                                --               --                 --            --              --
EQ/Emerging Markets Equity
--------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B          $  95.11               --                 --            --           55.92%
         Highest contract charge 0.90% Class B         $  89.79               --                 --            --           54.52%
         All contract charges                                --              756           $ 70,156          0.60%             --
  2002   Lowest contract charge 0.00% Class B          $  61.00               --                 --            --           (5.91)%
         Highest contract charge 0.90% Class B         $  58.11               --                 --            --           (6.76)%
         All contract charges                                --              684           $ 40,948            --              --
  2001   Lowest contract charge 0.00% Class B          $  64.83               --                 --            --           (5.15)%
         Highest contract charge 0.90% Class B         $  62.32               --                 --            --           (6.01)%
         All contract charges                                --              574           $ 36,716            --              --
  2000   Lowest contract charge 0.00% Class B          $  68.35               --                 --            --          (40.12)%
         Highest contract charge 0.90% Class B         $  66.30               --                 --            --          (40.59)%
         All contract charges                                --              584           $ 39,503          7.80%             --
  1999   Lowest contract charge 0.00% Class B          $ 114.00               --                 --            --           95.74%
         Highest contract charge 0.90% Class B         $ 111.59               --                 --            --           93.97%
         All contract charges                                --              344           $ 38,837          1.77%             --
EQ/Equity 500 Index (i)
-----------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A          $ 271.10               --                 --            --           28.14%
         Highest contract charge 0.90% Class A         $ 250.64               --                 --            --           26.99%
         All contract charges                                --            2,240           $581,816          1.31%             --
  2002   Lowest contract charge 0.00% Class A          $ 211.57               --                 --            --          (22.19)%
         Highest contract charge 0.90% Class A         $ 197.37               --                 --            --          (22.89)%
         All contract charges                                --            2,206           $448,827          1.17%             --
  2001   Lowest contract charge 0.00% Class A          $ 271.91               --                 --            --          (11.94)%
         Highest contract charge 0.90% Class A         $ 255.97               --                 --            --          (12.74)%
         All contract charges                                --            2,153           $565,538          1.04%             --
  2000   Lowest contract charge 0.00% Class A          $ 308.78               --                 --            --           (9.58)%
         Highest contract charge 0.90% Class A         $ 293.34               --                 --            --          (10.39)%
         All contract charges                                --            2,097           $628,870          0.64%             --
  1999   Lowest contract charge 0.00% Class A          $ 341.51               --                 --            --           20.38%
         Highest contract charge 0.90% Class A         $ 327.37               --                 --            --           19.30%
         All contract charges                                --            2,534           $844,316          1.12%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment        Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
EQ/Equity 500 Index (i)
-----------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)      $  84.13               --                 --            --           27.05%
         Highest contract charge 0.90% Class B (d)     $  95.23               --                 --            --           26.67%
         All contract charges                                --            1,053            $88,633          1.31%             --
  2002   Lowest contract charge 0.60% Class B (a)      $  66.22               --                 --            --         (22.86)%
         Highest contract charge 0.90% Class B (d)     $  75.18               --                 --            --         (23.09)%
         All contract charges                                --              869            $57,545          1.17%             --
  2001   Lowest contract charge 0.60% Class B (a)      $  85.84               --                 --            --         (12.69)%
         Highest contract charge 0.90% Class B (d)     $  97.75               --                 --            --         (12.95)%
         All contract charges                                --              575            $49,358          1.04%             --
  2000   Lowest contract charge 0.60% Class B (a)      $  98.32               --                 --            --         (10.34)%
         Highest contract charge 0.90% Class B (d)     $ 112.30               --                 --            --         (10.66)%
         All contract charges                                --              302            $29,693          0.64%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 109.66               --                 --            --            9.66%
         Highest contract charge 0.90% Class B               --               --                 --            --              --
         All contract charges                                --               51            $ 5,593          1.12%             --
EQ/Evergreen Omega
------------------
         Unit Value 0.00%
  2003   Lowest contract charge 0.00% Class A (r)      $ 141.17               --                 --            --           38.50%
         Highest contract charge 0.00% Class A (r)     $ 141.17               --                 --            --              --
         All contract charges                                --               --                 --          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 101.93               --                 --            --           (5.46)%
         Highest contract charge 0.00% Class A (r)       101.93               --                 --            --              --
         All contract charges                                --               --                 --            --              --
EQ/Evergreen Omega
------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (a)      $  82.41               --                 --            --           38.20%
         Highest contract charge 0.90% Class B (a)     $  79.24               --                 --            --           36.97%
         All contract charges                                --               90            $ 7,099          0.00%             --
  2002   Lowest contract charge 0.00% Class B (a)      $  59.63               --                 --            --         (24.01)%
         Highest contract charge 0.90% Class B (a)     $  57.85               --                 --            --         (24.70)%
         All contract charges                                --               33            $ 1,884          0.00%             --
  2001   Lowest contract charge 0.00% Class B (a)      $  78.47               --                 --            --         (17.01)%
         Highest contract charge 0.90% Class B (a)     $  76.83               --                 --            --         (17.76)%
         All contract charges                                --               16            $ 1,214          0.01%             --
  2000   Lowest contract charge 0.00% Class B (a)      $  94.55               --                 --            --         (11.66)%
         Highest contract charge 0.90% Class B (a)     $  93.42               --                 --            --         (12.50)%
         All contract charges                                --                5            $   455          0.36%             --
  1999   Lowest contract charge 0.00% Class B (a)      $  98.90               --                 --            --            9.70%
         Highest contract charge 0.90% Class B (a)     $ 106.77               --                 --            --            6.77%
         All contract charges                                --               --                 --          1.04%             --
EQ/FI Mid Cap
-------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 156.23               --                 --            --           43.98%
         Highest contract charge 0.60% Class A (v)     $ 115.85               --                 --            --           43.11%
         All contract charges                                --               18            $ 2,718          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 108.51               --                 --            --         ( 0.62)%
         Highest contract charge 0.60% Class A (v)     $  80.95               --                 --            --         (18.25)%
         All contract charges                                --               --                 --          0.02%             --
EQ/FI Mid Cap
-------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (d)      $ 101.82               --                 --            --           43.61%
         Highest contract charge 0.90% Class B (e)     $  98.80               --                 --            --           42.32%
         All contract charges                                --              667            $66,774          0.00%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment         Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- --------------
EQ/FI Mid Cap
-------------
  2002   Lowest contract charge 0.00% Class B (d)     $  70.90               --                 --            --          (18.47)%
         Highest contract charge 0.90% Class B (e)    $  69.42               --                 --            --          (19.20)%
         All contract charges                               --              427           $ 29,884          0.02%              --
  2001   Lowest contract charge 0.00% Class B (d)     $  86.96               --                 --            --          (13.41)%
         Highest contract charge 0.90% Class B (e)    $  85.92               --                 --            --          (14.19)%
         All contract charges                               --              174           $ 15,015          0.24%              --
  2000   Lowest contract charge 0.00% Class B (d)     $ 100.42               --                 --            --             0.46%
         Highest contract charge 0.90% Class B (e)    $ 100.13               --                 --            --             0.13%
         All contract charges                               --               15           $  1,504          0.39%              --
EQ/FI Small/Mid Cap Value
-------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 143.12               --                 --            --            33.60%
         Highest contract charge 0.60% Class A (v)    $ 107.10               --                 --            --            32.80%
         All contract charges                               --               23           $  3,150          0.32%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 107.13               --                 --            --           (0.82)%
         Highest contract charge 0.60% Class A (v)    $  80.65               --                 --            --          (22.04)%
         All contract charges                               --                1           $    107          0.65%              --
EQ/FI Small/Mid Cap Value
-------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B         $ 135.65               --                 --            --            33.26%
         Highest contract charge 0.90% Class B        $ 127.71               --                 --            --            32.06%
         All contract charges                               --            1,316           $171,897          0.32%              --
  2002   Lowest contract charge 0.00% Class B         $ 101.79               --                 --            --          (14.71)%
         Highest contract charge 0.90% Class B        $  96.70               --                 --            --          (15.47)%
         All contract charges                               --            1,201           $118,413          0.65%              --
  2001   Lowest contract charge 0.00% Class B         $ 119.34               --                 --            --             4.00%
         Highest contract charge 0.90% Class B        $ 114.40               --                 --            --             3.06%
         All contract charges                               --              692           $ 78,729          0.71%              --
  2000   Lowest contract charge 0.00% Class B         $ 114.75               --                 --            --             5.13%
         Highest contract charge 0.90% Class B        $ 111.01               --                 --            --             4.20%
         All contract charges                               --              335           $ 37,711          1.01%              --
  1999   Lowest contract charge 0.00% Class B         $ 109.14               --                 --            --             1.80%
         Highest contract charge 0.90% Class B        $ 106.54               --                 --            --             0.88%
         All contract charges                               --              332           $ 35,726          0.18%              --
EQ/J.P. Morgan Core Bond
------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 105.93               --                 --            --             3.60%
         Highest contract charge 0.60% Class A (v)    $ 112.19               --                 --            --             2.98%
         All contract charges                               --               19           $  2,008          3.36%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 102.25               --                 --            --             2.18%
         Highest contract charge 0.60% Class A (v)    $ 108.95               --                 --            --             7.30%
         All contract charges                               --               --                 --          6.36%              --
EQ/J.P. Morgan Core Bond
------------------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (a)     $ 133.66               --                 --            --             2.75%
         Highest contract charge 0.90% Class B (k)    $ 133.77               --                 --            --             2.44%
         All contract charges                               --               76           $ 10,330          3.36%              --
  2002   Lowest contract charge 0.60% Class B (a)     $ 130.09               --                 --            --             8.92%
         Highest contract charge 0.90% Class B (k)    $ 130.58               --                 --            --             8.59%
         All contract charges                               --               91           $ 11,964          6.36%              --
  2001   Lowest contract charge 0.60% Class B (a)     $ 119.43               --                 --            --             7.29%
         Highest contract charge 0.90% Class B (k)    $ 120.52               --                 --            --             6.97%
         All contract charges                               --               39           $  4,706          6.57%              --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/J.P. Morgan Core Bond
------------------------
  2000   Lowest contract charge 0.60% Class B (a)      $ 111.31              --                  --            --           10.82%
         Highest contract charge 0.90% Class B (k)     $ 112.42              --                  --            --            9.99%
         All contract charges                                --               9             $ 1,008         12.68%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 100.44              --                  --            --            0.45%
         Highest contract charge 0.90% Class B (k)     $ 101.74              --                  --            --          (2.48)%
         All contract charges                                --              --                  --         13.75              --
EQ/Janus Large Cap Growth
-------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 131.17              --                  --            --           26.17%
         Highest contract charge 0.60% Class A (v)     $  89.45              --                  --            --           25.42%
         All contract charges                                --              --                  --          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 103.96              --                  --            --          (5.93)%
         Highest contract charge 0.60% Class A (v)     $  44.64              --                  --            --         (24.00)%
         All contract charges                                --              --                  --          0.00%             --
EQ/Janus Large Cap Growth
-------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (e)      $  56.97              --                  --            --           25.85%
         Highest contract charge 0.90% Class B (e)     $  55.28              --                  --            --           24.73%
         All contract charges                                --             383             $21,531          0.00%             --
  2002   Lowest contract charge 0.00% Class B (e)      $  45.27              --                  --            --         (30.31)%
         Highest contract charge 0.90% Class B (e)     $  44.32              --                  --            --         (30.94)%
         All contract charges                                --             353             $15,788          0.00%             --
  2001   Lowest contract charge 0.00% Class B (e)      $  64.96              --                  --            --         (22.96)%
         Highest contract charge 0.90% Class B (e)     $  64.18              --                  --            --         (23.66)%
         All contract charges                                --             211             $13,611          0.01%             --
  2000   Lowest contract charge 0.00% Class B (e)      $  84.32              --                  --            --         (15.70)%
         Highest contract charge 0.90% Class B (e)     $  84.07              --                  --            --         (15.93)%
         All contract charges                                --              42             $ 3,534          0.33%             --
EQ/Lazard Small Cap Value
-------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 150.91              --                  --            --           37.74%
         Highest contract charge 0.60% Class A (r)     $ 150.69              --                  --            --           37.54%
         All contract charges                                --               9             $ 1,357          0.95%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 109.56              --                  --            --          (1.84)%
         Highest contract charge 0.00% Class A (r)     $ 109.56              --                  --            --              --
         All contract charges                                --              --                  --          0.76%             --
EQ/Lazard Small Cap Value
-------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B          $ 162.76              --                  --            --           37.38%
         Highest contract charge 0.90% Class B (a)     $ 154.95              --                  --            --           36.15%
         All contract charges                                --              21             $ 3,288          0.95%             --
  2002   Lowest contract charge 0.60% Class B (e)      $ 115.35              --                  --            --         (14.37)%
         Highest contract charge 0.90% Class B (a)     $ 113.81              --                  --            --         (14.63)%
         All contract charges                                --              21             $ 2,395          0.76%             --
  2001   Lowest contract charge 0.60% Class B (e)      $ 134.71              --                  --            --           17.04%
         Highest contract charge 0.90% Class B (a)     $ 133.32              --                  --            --           16.68%
         All contract charges                                --              17             $ 2,269          7.28%             --
  2000   Lowest contract charge 0.60% Class B (e)      $ 115.10              --                  --            --           17.81%
         Highest contract charge 0.90% Class B (a)     $ 114.26              --                  --            --           17.45%
         All contract charges                                --               1             $   115          5.58%             --
  1999   Lowest contract charge 0.90% Class B (a)      $  97.28              --                  --            --            0.83%
         Highest contract charge 0.90% Class B (a)     $  97.28              --                  --            --            0.83%
         All contract charges                                --              --                  --          0.00%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/Marsico Focus
----------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 127.32              --                  --            --           31.43%
         Highest contract charge 0.60% Class A (r)     $ 127.14              --                  --            --           31.25%
         All contract charges                                --              28            $  3,544          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $  96.87              --                  --            --          (6.15)%
         Highest contract charge 0.00% Class A (r)     $  96.87              --                  --            --              --
         All contract charges                                --              --                  --          0.04%             --
EQ/Marsico Focus
----------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (f)      $ 123.22              --                  --            --           31.13%
         Highest contract charge 0.90% Class B (f)     $ 120.75              --                  --            --           29.95%
         All contract charges                                --             540            $ 65,568          0.00%             --
  2002   Lowest contract charge 0.00% Class B (f)      $  93.97              --                  --            --         (11.56)%
         Highest contract charge 0.90% Class B (f)     $  92.92              --                  --            --         (12.35)%
         All contract charges                                --             230            $ 21,469          0.04%             --
  2001   Lowest contract charge 0.00% Class B (f)      $ 106.25              --                  --            --            6.25%
         Highest contract charge 0.90% Class B (f)     $ 106.01              --                  --            --            6.01%
         All contract charges                                --               7            $    743          0.00%             --
EQ/Mercury Basic Value Equity
-----------------------------
         Unit Value 0.00% to 0.60%
  2003   Lowest contract charge 0.00% Class A (r)      $ 149.21              --                  --            --           31.54%
         Highest contract charge 0.60% Class A (x)     $ 148.99              --                  --            --           31.35%
         All contract charges                                --              14            $  2,125          0.45%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 113.43              --                  --            --          (1.08)%
         Highest contract charge 0.00% Class A (r)     $ 113.43              --                  --            --              --
         All contract charges                                --              --                  --          1.20%             --
EQ/Mercury Basic Value Equity
-----------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B          $ 200.36              --                  --            --           31.19%
         Highest contract charge 0.90% Class B (a)     $ 188.64              --                  --            --           30.02%
         All contract charges                                --             845            $160,643          0.45%             --
  2002   Lowest contract charge 0.00% Class B          $ 152.72              --                  --            --         (16.66)%
         Highest contract charge 0.90% Class B (a)     $ 145.09              --                  --            --         (17.41)%
         All contract charges                                --             775            $113,095          1.20%             --
  2001   Lowest contract charge 0.00% Class B          $ 183.25              --                  --            --            5.53%
         Highest contract charge 0.90% Class B (a)     $ 175.68              --                  --            --            4.58%
         All contract charges                                --             552            $ 97,486          3.87%             --
  2000   Lowest contract charge 0.00% Class B          $ 173.64              --                  --            --           11.81%
         Highest contract charge 0.90% Class B (a)     $ 167.99              --                  --            --           10.81%
         All contract charges                                --             316            $ 53,489          5.50%             --
  1999   Lowest contract charge 0.00% Class B          $ 155.30              --                  --            --           19.00%
         Highest contract charge 0.90% Class B (a)     $ 151.61              --                  --            --           17.87%
         All contract charges                                --             260            $ 39,712          8.01%             --
EQ/Mercury International Value Equity (n)
-----------------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 135.63              --                  --            --           28.37%
         Highest contract charge 0.60% Class A (v)     $ 104.12              --                  --            --           27.60%
         All contract charges                                --              15            $  2,057          2.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 105.66              --                  --            --          (1.56)%
         Highest contract charge 0.60% Class A (v)     $  81.60              --                  --            --         (17.98)%
         All contract charges                                --              --                  --          1.34%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/Mercury International Value Equity (n)
-----------------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (k)      $ 101.19               --                 --            --           28.04%
         Highest contract charge 0.90% Class B (a)     $ 106.76               --                 --            --           26.89%
         All contract charges                                --              780           $ 83,414          2.00%             --
  2002   Lowest contract charge 0.00% Class B (l)      $  79.03               --                 --            --         (17.87)%
         Highest contract charge 0.90% Class B (a)     $  84.14               --                 --            --         (17.39)%
         All contract charges                                --              714           $ 59,941          1.34%             --
  2001   Lowest contract charge 0.60% Class B (a)      $ 100.79               --                 --            --         (22.00)%
         Highest contract charge 0.90% Class B (a)     $ 101.85               --                 --            --         (22.23)%
         All contract charges                                --                6           $    605          0.96%             --
  2000   Lowest contract charge 0.60% Class B (a)      $ 129.21               --                 --            --         (12.84)%
         Highest contract charge 0.90% Class B (a)     $ 130.96               --                 --            --         (13.10)%
         All contract charges                                --                3           $    388         16.34%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 148.24               --                 --            --          59.29%
         Highest contract charge 0.90% Class B (a)     $ 150.71               --                 --            --          58.81%
         All contract charges                                --               --                 --         20.47%             --
EQ/MFS Emerging Growth Companies
--------------------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 133.42               --                 --            --           29.63%
         Highest contract charge 0.60% Class A (v)     $  89.12               --                 --            --           28.86%
         All contract charges                                --                6           $    785          0.00%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 102.92               --                 --            --         ( 4.69)%
         Highest contract charge 0.60% Class A (v)     $  69.16               --                 --            --         (27.95)%
         All contract charges                                --               --                 --          0.00%             --
EQ/MFS Emerging Growth Companies
--------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B          $ 130.03               --                 --            --          29.30%
         Highest contract charge 0.90% Class B         $ 122.42               --                 --            --          28.15%
         All contract charges                                --            1,358           $165,227          0.00%             --
  2002   Lowest contract charge 0.00% Class B          $ 100.56               --                 --            --         (34.32)%
         Highest contract charge 0.90% Class B         $  95.53               --                 --            --         (34.92)%
         All contract charges                                --            1,308           $127,324          0.00%             --
  2001   Lowest contract charge 0.00% Class B          $ 153.10               --                 --            --         (34.05)%
         Highest contract charge 0.90% Class B         $ 146.78               --                 --            --         (34.65)%
         All contract charges                                --            1,480           $216,125          0.02%             --
  2000   Lowest contract charge 0.00% Class B          $ 232.15               --                 --            --         (18.56)%
         Highest contract charge 0.90% Class B         $ 224.60               --                 --            --         (19.56)%
         All contract charges                                --            1,392           $312,585          2.02%             --
  1999   Lowest contract charge 0.00% Class B          $ 286.03               --                 --            --           73.62%
         Highest contract charge 0.90% Class B         $ 279.22               --                 --            --           72.11%
         All contract charges                                --              846           $238,092          2.92%             --
EQ/MFS Investors Trust
----------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 126.55               --                 --            --           22.33%
         Highest contract charge 0.60% Class A (v)     $  95.39               --                 --            --           21.59%
         All contract charges                                --               --                 --          0.54%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 103.45               --                 --            --          (4.00)%
         Highest contract charge 0.00% Class A (v)     $ 103.45               --                 --            --          (4.00)%
         All contract charges                                --               --                 --          0.73%             --
EQ/MFS Investors Trust
----------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (a)      $  83.25               --                 --            --           22.03%
         Highest contract charge 0.90% Class B (a)     $  79.88               --                 --            --           20.93%
         All contract charges                                --              126           $ 10,256          0.54%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.





                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment         Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------ --------------------- ------------ ---------------- -------------
EQ/MFS Investors Trust
----------------------
  2002   Lowest contract charge 0.00% Class B (a)     $  68.22               --                 --            --          (21.01)%
         Highest contract charge 0.90% Class B (a)    $  66.05               --                 --            --          (21.71)%
         All contract charges                               --               94           $  6,281          0.73%              --
  2001   Lowest contract charge 0.00% Class B (a)     $  86.36               --                 --            --          (15.98)%
         Highest contract charge 0.90% Class B (a)    $  84.37               --                 --            --          (16.74)%
         All contract charges                               --               48           $  4,088          0.54%              --
  2000   Lowest contract charge 0.00% Class B (a)     $ 102.79               --                 --            --           (0.77)%
         Highest contract charge 0.90% Class B (a)    $ 101.34               --                 --            --           (1.58)%
         All contract charges                               --               22           $  2,243          0.54%              --
  1999   Lowest contract charge 0.00% Class B (a)     $ 103.50               --                 --            --             8.76%
         Highest contract charge 0.90% Class B (a)    $ 102.97               --                 --            --             7.74%
         All contract charges                               --                4           $    413          0.92%              --
EQ/Money Market
---------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A         $ 146.53               --                 --            --             0.82%
         Highest contract charge 0.90% Class A        $ 143.25               --                 --            --           (0.08)%
         All contract charges                               --            1,619           $304,460          0.88%              --
  2002   Lowest contract charge 0.00% Class A         $ 145.34               --                 --            --             1.49%
         Highest contract charge 0.90% Class A        $ 143.37               --                 --            --             0.58%
         All contract charges                               --            1,949           $364,995          1.36%              --
  2001   Lowest contract charge 0.00% Class A         $ 143.20               --                 --            --             3.85%
         Highest contract charge 0.90% Class A        $ 142.55               --                 --            --             2.92%
         All contract charges                               --            1,988           $379,992          3.41%              --
  2000   Lowest contract charge 0.00% Class A         $ 137.89               --                 --            --             6.24%
         Highest contract charge 0.90% Class A        $ 138.51               --                 --            --             5.30%
         All contract charges                               --            1,925           $359,749          5.76%              --
  1999   Lowest contract charge 0.00% Class A         $ 129.78               --                 --            --             4.96%
         Highest contract charge 0.90% Class A        $ 131.54               --                 --            --             4.04%
         All contract charges                               --            1,821           $325,183          4.74%              --
EQ/Money Market
---------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.06% Class B         $ 146.53               --                 --            --             0.82%
         Highest contract charge 0.90% Class B (k)    $ 113.86               --                 --            --           (0.34)%
         All contract charges                               --              706           $ 81,841          0.88%              --
  2002   Lowest contract charge 0.60% Class B         $ 115.79               --                 --            --             0.63%
         Highest contract charge 0.90% Class B (k)    $ 114.25               --                 --            --             0.32%
         All contract charges                               --              919           $106,411          1.36%              --
  2001   Lowest contract charge 0.60% Class B         $ 115.07               --                 --            --             2.94%
         Highest contract charge 0.90% Class B (k)    $ 113.88               --                 --            --             2.63%
         All contract charges                               --              778           $ 89,524          3.41%              --
  2000   Lowest contract charge 0.60% Class B         $ 111.78               --                 --            --             5.36%
         Highest contract charge 0.90% Class B (k)    $ 110.96               --                 --            --             5.05%
         All contract charges                               --              340           $ 38,005          5.76%              --
  1999   Lowest contract charge 0.60% Class B         $ 106.09               --                 --            --             4.10%
         Highest contract charge 0.90% Class B (k)    $ 105.63               --                 --            --             3.78%
         All contract charges                               --              159           $ 16,868          4.74%              --
EQ/Putnam Growth & Income Value
-------------------------------
         Unit Value 0.00%
  2003   Lowest contract charge 0.00% Class A (r)     $ 138.60               --                 --            --            27.13%
         Highest contract charge 0.00% Class A (r)    $ 138.60               --                 --            --               --
         All contract charges                               --               --                 --          1.21%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 109.02               --                 --            --           (1.66)%
         Highest contract charge 0.00% Class A (r)    $ 109.02               --                 --            --               --
         All contract charges                               --               --                 --          1.45%              --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/Putnam Growth & Income Value
-------------------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B          $ 132.10              --                  --            --           26.81%
         Highest contract charge 0.90% Class B         $ 124.37              --                  --            --           25.67%
         All contract charges                                --             267             $33,056          1.21%             --
  2002   Lowest contract charge 0.00% Class B          $ 104.17              --                  --            --         (19.06)%
         Highest contract charge 0.90% Class B         $  98.97              --                  --            --         (19.78)%
         All contract charges                                --             266             $26,258          1.45%             --
  2001   Lowest contract charge 0.00% Class B          $ 128.70              --                  --            --          (6.81)%
         Highest contract charge 0.90% Class B         $ 123.38              --                  --            --          (7.65)%
         All contract charges                                --             235             $28,929          1.02%             --
  2000   Lowest contract charge 0.00% Class B          $ 138.10              --                  --            --            6.78%
         Highest contract charge 0.90% Class B         $ 133.60              --                  --            --            5.82%
         All contract charges                                --             183             $24,484          1.05%             --
  1999   Lowest contract charge 0.00% Class B          $ 129.34              --                  --            --          (1.36)%
         Highest contract charge 0.90% Class B         $ 126.25              --                  --            --          (2.25)%
         All contract charges                                --             172             $21,897          7.93%             --
EQ/Putnam Voyager
-----------------
         Unit Value 0.00%
  2003   Lowest contract charge 0.00% Class A (r)      $ 127.35              --                  --            --           24.27%
         Highest contract charge 0.00% Class A (r)     $ 127.35              --                  --            --              --
         All contract charges                                --               0             $    54          0.13%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 102.48              --                  --            --          (5.60)%
         Highest contract charge 0.00% Class A (r)     $ 102.48              --                  --            --              --
         All contract charges                                --              --                  --          0.13%             --
EQ/Putnam Voyager
-----------------
         Unit Value 0.60% to 0.90%*
  2003   Lowest contract charge 0.60% Class B (r)      $  68.73              --                  --            --           23.22%
         Highest contract charge 0.90% Class B (b)     $  77.01              --                  --            --           22.85%
         All contract charges                                --              25             $ 1,886          0.13%             --
  2002   Lowest contract charge 0.60% Class B (r)      $  55.78              --                  --            --         (26.79)%
         Highest contract charge 0.90% Class B (b)     $  62.69              --                  --            --         (27.01)%
         All contract charges                                --              22             $ 1,359          0.13%             --
  2001   Lowest contract charge 0.60% Class B (a)      $  76.19              --                  --            --         (24.91)%
         Highest contract charge 0.90% Class B (b)     $  85.89              --                  --            --         (25.14)%
         All contract charges                                --              17             $ 1,333          0.00%             --
  2000   Lowest contract charge 0.60% Class B (a)      $ 101.47              --                  --            --         (18.26)%
         Highest contract charge 0.90% Class B (b)     $ 114.73              --                  --            --         (18.51)%
         All contract charges                                --               7             $   781          1.03%             --
  1999   Lowest contract charge 0.60% Class B (a)      $ 124.14              --                  --            --           29.48%
         Highest contract charge 0.90% Class B (b)     $ 140.79              --                  --            --           29.09%
         All contract charges                                --              --                  --          5.87%             --
EQ/Small Company Index
----------------------
         Unit Value 0.00% to 0.60%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 162.91              --                  --            --           46.22%
         Highest contract charge 0.60% Class A (v)     $ 143.50              --                  --            --           36.87%
         All contract charges                                --              51             $ 7,341          0.36%             --
  2002   Lowest contract charge 0.00% Class A (r)      $ 111.41              --                  --            --          (0.43)%
         Highest contract charge 0.60% Class A (v)     $  76.53              --                  --            --         (25.07)%
         All contract charges                                --              --                  --          0.68%             --
EQ/Small Company Index
----------------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (a)      $ 162.91             --                  --            --            37.42%
         Highest contract charge 0.90% Class B (k)     $ 126.96             --                  --            --            44.56%
         All contract charges                                --             24             $ 3,263          0.36%             --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003

7. Accumulation Unit Values (Continued)



  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ------------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment         Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
EQ/Small Company Index
----------------------
  2002   Lowest contract charge 0.00% Class B (a)     $  89.02                --                 --            --         (21.39)%
         Highest contract charge 0.90% Class B (k)    $  87.83                --                 --            --         (21.63)%
         All contract charges                               --                 6            $   533          0.68%              --
  2001   Lowest contract charge 0.60% Class B (a)     $ 113.24                --                 --            --            1.44%
         Highest contract charge 0.90% Class B (k)    $ 112.07                --                 --            --            1.13%
         All contract charges                               --                 5            $   566          1.15%              --
  2000   Lowest contract charge 0.60% Class B (a)     $ 111.63                --                 --            --          (3.98)%
         Highest contract charge 0.90% Class B (k)    $ 110.81                --                 --            --          (4.26)%
         All contract charges                               --                --                 --         15.71%              --
  1999   Lowest contract charge 0.60% Class B (a)     $ 116.25                --                 --            --           20.00%
         Highest contract charge 0.90% Class B (k)    $ 115.75                --                 --            --           19.64%
         All contract charges                               --                --                 --          0.00%              --
EQ/Technology
-------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class A (r)     $ 160.13                --                 --            --           43.88%
         Highest contract charge 0.00% Class A(r)     $ 160.13                --                 --            --               --
         All contract charges                               --                --                 --          0.00%              --
  2002   Lowest contract charge 0.00% Class A (r)     $ 111.29                --                 --            --          (5.36)%
         Highest contract charge 0.00% Class A(r)     $ 111.29                --                 --            --               --
         All contract charges                               --                --                 --          0.00%              --
EQ/Technology
-------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class B (c)     $  42.86                --                 --            --           43.55%
         Highest contract charge 0.90% Class B (c)    $  41.44                --                 --            --           42.22%
         All contract charges                               --             1,234            $51,840          0.00%              --
  2002   Lowest contract charge 0.00% Class B (c)     $  29.86                --                 --            --         (40.78)%
         Highest contract charge 0.90% Class B (c)    $  29.14                --                 --            --         (41.31)%
         All contract charges                               --             1,095            $32,210          0.00%              --
  2001   Lowest contract charge 0.00% Class B (c)     $  50.43                --                 --            --         (24.44)%
         Highest contract charge 0.90% Class B (c)    $  49.65                --                 --            --         (25.13)%
         All contract charges                               --               887            $44,301          0.01%              --
  2000   Lowest contract charge 0.00% Class B (c)     $  66.74                --                 --            --         (33.30)%
         Highest contract charge 0.90% Class B (c)    $  66.31                --                 --            --         (33.66)%
         All contract charges                               --               528            $35,103          0.00%              --
Fidelity VIP Asset Manager: Growth
----------------------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)     $ 118.93                --                 --            --           18.93%
         Highest contract charge 0.00% Class B (x)    $ 118.93                --                 --            --           18.93%
         All contract charges                               --                10            $ 1,163          0.00%              --
Fidelity VIP Contrafund
-----------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)     $ 127.04                --                 --            --           27.04%
         Highest contract charge 0.00% Class B (x)    $ 127.04                --                 --            --           27.04%
         All contract charges                               --                23            $ 2,906          0.00%              --
Fidelity VIP Equity-Income
--------------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)     $ 130.01                --                 --            --           30.01%
         Highest contract charge 0.00% Class B (x)    $ 130.01                --                 --            --           30.01%
         All contract charges                               --                20            $ 2,550          0.00%              --
Fidelity VIP Growth & Income
----------------------------
         Unit Value 0.00% to 0.00%*                                           --                 --            --           17.50%
  2003   Lowest contract charge 0.00% Class B (x)     $ 117.50                --                 --            --           17.50%
         Highest contract charge 0.00% Class B (x)    $ 117.50                14            $ 1,689          0.00%              --
         All contract charges                               --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


7. Accumulation Unit Values (Continued)


           Shown below is accumulation unit value information for units outstanding throughout the periods indicated.


                                                                               Years Ended December 31,
                                                     ----------------------------------------------------------------------------
                                                         Units            Units          Net Assets     Investment       Total
                                                      Fair Value   Outstanding (000's)     (000's)    Income Ratio**     Return
                                                     ------------ --------------------- ------------ ---------------- -----------
Fidelity VIP High Income
------------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)      $ 114.31             --                  --            --            14.31%
         Highest contract charge 0.00% Class B (x)     $ 114.31             --                  --            --            14.31%
         All contract charges                                --             22             $ 2,470          0.00%            --
Fidelity VIP Investment Grade Bond
----------------------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)      $ 102.43             --                  --            --             2.43%
         Highest contract charge 0.00% Class B (x)     $ 102.43             --                  --            --             2.43%
         All contract charges                                --             36             $ 3,681          0.00%            --
Fidelity VIP Mid Cap
--------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)      $ 143.96             --                  --            --            17.50%
         Highest contract charge 0.00% Class B (x)     $ 143.96             --                  --            --            17.50%
         All contract charges                                --             12             $ 1,693          0.00%            --
Fidelity VIP Value
------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)      $ 127.90             --                  --            --            27.90%
         Highest contract charge 0.00% Class B (x)     $ 127.90             --                  --            --            27.90%
         All contract charges                                --              7             $   858          0.30%            --
Fidelity VIP Value Strategies
-----------------------------
         Unit Value 0.00% to 0.00%*
  2003   Lowest contract charge 0.00% Class B (x)      $ 154.26             --                  --            --            54.26%
         Highest contract charge 0.00% Class B (x)     $ 154.26             --                  --            --            54.26%
         All contract charges                                --             17             $ 2,549          0.47%            --
MFS Mid Cap Growth
------------------
         Unit Value 0.60% to 0.60%*
  2003   Lowest contract charge 0.60% Class A (q)      $ 106.65             --                  --            --            36.21%
         Highest contract charge 0.60% Class A(q)      $ 106.65             --                  --            --             --
         All contract charges                                --              1             $   120          0.00%            --
  2002   Lowest contract charge 0.60% Class A (q)      $  78.30             --                  --            --             6.10%
         Highest contract charge 0.60% Class A (q)     $  78.30             --                  --            --             --
         All contract charges                                --             --                  --            --             --
PEA Renaissance
---------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 188.48             --                  --            --            57.42%
         Highest contract charge 0.90% Class A(q)      $ 160.50             --                  --            --            60.50%
         All contract charges                                --             65             $11,141          0.80%            --
  2002   Lowest contract charge 0.00% Class A (r)      $ 119.73             --                  --            --             2.83%
         Highest contract charge 0.60% Class A (q)     $  87.10             --                  --          1.01%            4.66%
         All contract charges                                --             --                  --            --             --
PIMCO Total Return
------------------
         Unit Value 0.60% to 0.60%*
  2003   Lowest contract charge 0.60% Class A (q)      $ 110.16             --                  --            --             2.34%
         Highest contract charge 0.60% Class A (q)     $ 110.16             --                  --            --             2.34%
         All contract charges                                --              1             $   161          3.31%            --
  2002   Lowest contract charge 0.60% Class A (q)      $ 107.65             --                  --            --             6.57%
         Highest contract charge 0.60% Class A (q)     $ 107.65             --                  --            --             6.57%
         All contract charges                                --             --                  --          6.80%            --
U.S. Real Estate
----------------
         Unit Value 0.00% to 0.90%*
  2003   Lowest contract charge 0.00% Class A (r)      $ 144.52             --                  --            --            37.51%
         Highest contract charge 0.90% Class A (x)     $ 128.93             --                  --            --            28.93%
         All contract charges                                --             91             $12,747          0.00%            --

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Continued)

December 31, 2003


7. Accumulation Unit Values (Continued)


  Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                               Years Ended December 31,
                                                     ----------------------------------------------------------------------------
                                                         Units             Units          Net Assets     Investment        Total
                                                      Fair Value    Outstanding (000's)     (000's)    Income Ratio**      Return
                                                     ------------  --------------------- ------------ ---------------- -------------
U.S. Real Estate
----------------
  2002   Lowest contract charge 0.00% Class A (r)      $ 105.10              --                 --             --            2.84%
         Highest contract charge 0.00% Class A(r)      $ 105.10              --                 --             --            2.84%
         All contract charges                                --              12             $1,261           9.14%             --
Vanguard VIF Equity Index
-------------------------
         Unit Value 0.60% to 0.60%*
  2003   Lowest contract charge 0.60% Class A (v)      $  98.77              --                 --             --           27.70%
         Highest contract charge 0.60% Class A(v)      $  98.77              --                 --             --           27.70%
         All contract charges                                --               9             $  929           1.01%             --
  2002   Lowest contract charge 0.60% Class A (v)      $  77.35              --                 --             --         (19.51)%
         Highest contract charge 0.60% Class A (v)     $  77.35              --                 --             --         (19.51)%
         All contract charges                                --               1             $   77           0.00%             --

(a)    Units were made available for sale on June 4, 1999.
(b)    Units were made available for sale on August 30, 1999.
(c)    Units were made available for sale on May 22, 2000.
(d)    Units were made available for sale on June 22, 2000.
(e)    Units were made available for sale on October 22, 2000.
(f)    Units were made available for sale on October 22, 2001.
(g) A substitution of T. Rowe Price Equity Income Portfolio for the EQ/Bernstein Portfolio occurred on May 18, 2001 (See Note 5).
(h) A substitution of Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced and Mercury World Strategy Portfolios for AXA Moderate Allocation Portfolio occurred on May 18, 2001 (See Note 5).
(i)    A substitution of the BT Equity 500 Index Portfolio for the EQ/Equity
       500 Index Portfolio occurred on October 6, 2000 (See Note 5).
(j)    Units were made available for sale on April 26, 2002.
(k)    Units were made available for sale on January 1, 1999.
(l)    Units were made available for sale on May 13, 2002.
(m)    Units were made available for sale March 31, 2002.
(n)    A substitution of EQ/T. Rowe Price International Portfolio for
       EQ/Mercury International Value Portfolio occurred on April 26, 2002
       (See Note 5).
(o) A substitution of EQ/AXP New Dimensions Portfolio for the EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002 (See Note 5).
(p) A substitution of EQ/AXP Strategy Aggressive Portfolio for the EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002 (See
       Note 5).
(q)    Units were made available for sale on August 5, 2002.
(r)    Units were made available for sale on November 5, 2002.
(s) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002 (See Note 5).
(t) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002 (See Note 5).
(u) A substitution of EQ/Alliance Growth Investors Portfolio for the AXA Moderate Allocation Portfolio occurred on November 22, 2002 (See Note 5).
(v)    Units were made available for sale on April 15, 2002.
(w) A substitution of EQ/International Equity Index for EQ/Alliance International occurred on May 2, 2003 (See Note 5).
(x)    Units were made available for sale on May 2, 2003.
(y)    Units were made available for sale on October 13, 2003.
(z)    Units were made available for sale on May 18, 2001.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP

Notes To Financial Statements (Concluded)

December 31, 2003


7.   Accumulation Unit Values (Concluded)

     * Expenses as a percentage of average net assets (0.00%, 0.50%, 1.15%, 1.35%, 1.55%, 1.60%, 1.70% annualized) consisting primarily of mortality and expense charges, for each period indicated. The ratios included only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as contractowners may not have selected all available and applicable contract options.

     ** The Investment Income ratio represents the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of trust fees and expenses, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests.

     *** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

                         REPORT OF INDEPENDENT AUDITORS





To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
New York, New York

March 9, 2004

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                                                               December 31,         December 31,
                                                                                   2003                 2002
                                                                              -----------------    -----------------
                                                                                         (In Millions)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    29,095.5        $    26,278.9
  Mortgage loans on real estate.............................................        3,503.1              3,746.2
  Equity real estate, held for the production of income.....................          656.5                717.3
  Policy loans..............................................................        3,894.3              4,035.6
  Other equity investments..................................................          789.1                720.3
  Other invested assets.....................................................        1,101.6              1,327.6
                                                                              -----------------    -----------------
      Total investments.....................................................       39,040.1             36,825.9
Cash and cash equivalents...................................................          722.7                269.6
Cash and securities segregated, at estimated fair value.....................        1,285.8              1,174.3
Broker-dealer related receivables...........................................        2,284.7              1,446.2
Deferred policy acquisition costs...........................................        6,290.4              5,801.0
Goodwill and other intangible assets, net...................................        3,513.4              3,503.8
Amounts due from reinsurers.................................................        2,460.4              2,351.7
Loans to affiliates, at estimated fair value................................          400.0                413.0
Other assets................................................................        3,829.7              4,028.7
Separate Accounts' assets...................................................       54,438.1             39,012.1
                                                                              -----------------    -----------------

Total Assets................................................................  $   114,265.3        $    94,826.3
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    25,307.7        $    23,037.5
Future policy benefits and other policyholders liabilities..................       13,934.7             13,975.7
Broker-dealer related payables..............................................        1,261.8                731.0
Customers related payables..................................................        1,897.5              1,566.8
Amounts due to reinsurers...................................................          936.5                867.5
Short-term and long-term debt...............................................        1,253.2              1,274.7
Federal income taxes payable................................................        2,362.8              2,006.4
Other liabilities...........................................................        2,006.9              1,751.8
Separate Accounts' liabilities..............................................       54,300.6             38,883.8
Minority interest in equity of consolidated subsidiaries....................        1,744.9              1,816.6
Minority interest subject to redemption rights..............................          488.1                515.4
                                                                              -----------------    -----------------
      Total liabilities.....................................................      105,494.7             86,427.2
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding....................................................            2.5                  2.5
Capital in excess of par value..............................................        4,848.2              4,812.8
Retained earnings...........................................................        3,027.1              2,902.7
Accumulated other comprehensive income......................................          892.8                681.1
                                                                              -----------------    -----------------
      Total shareholder's equity............................................        8,770.6              8,399.1
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................  $   114,265.3        $    94,826.3
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                      2003               2002               2001
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,376.7       $     1,315.5      $     1,342.3
Premiums......................................................          889.4               945.2            1,019.9
Net investment income.........................................        2,386.9             2,377.2            2,404.3
Investment losses, net........................................          (62.3)             (278.5)            (207.3)
Commissions, fees and other income............................        2,811.8             2,987.6            3,108.5
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        7,402.5             7,347.0            7,667.7
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,708.2             2,036.0            1,888.8
Interest credited to policyholders' account balances..........          969.7               972.5              981.7
Compensation and benefits.....................................        1,327.0             1,244.3            1,307.1
Commissions...................................................          991.9               788.8              742.1
Distribution plan payments....................................          370.6               392.8              429.1
Amortization of deferred sales commissions....................          208.6               229.0              230.8
Interest expense..............................................           82.3                95.7              102.6
Amortization of deferred policy acquisition costs.............          434.6               296.7              287.9
Capitalization of deferred policy acquisition costs...........         (990.7)             (754.8)            (746.4)
Rent expense..................................................          165.8               168.8              157.5
Amortization of goodwill and other intangible assets, net.....           21.9                21.2              178.2
Alliance charge for mutual fund matters and legal
  proceedings.................................................          330.0                 -                  -
Other operating costs and expenses............................          832.4               827.4              815.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,452.3             6,318.4            6,374.8
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................          950.2             1,028.6            1,292.9
Federal income tax expense....................................         (240.5)              (50.9)            (316.2)
Minority interest in net income of consolidated subsidiaries..         (188.7)             (362.8)            (370.1)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................          521.0               614.9              606.6
Earnings from discontinued operations, net of Federal
    income taxes..............................................            3.4                 5.6               43.9
Cumulative effect of accounting changes, net of Federal
    income taxes..............................................            -                 (33.1)              (3.5)
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $      524.4       $       587.4      $       647.0
                                                                =================  =================  =================






                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                         2003               2002               2001
                                                                   -----------------   ----------------   ----------------
                                                                                       (In Millions)

Common stock, at par value, beginning and end of year.........      $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year as previously
   reported...................................................            4,753.8            4,694.6            4,723.8
Prior period adjustment related to deferred Federal
    income taxes..............................................               59.0               59.0               59.0
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, beginning of year as restated.            4,812.8            4,753.6            4,782.8
Increase (decrease) in paid in capital in excess of par value.               35.4               59.2              (29.2)
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year...................            4,848.2            4,812.8            4,753.6
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year as previously reported...            2,740.6            2,653.2            3,706.2
Prior period adjustment related to deferred Federal
   income taxes...............................................              162.1              162.1              162.1
                                                                   -----------------   ----------------   ----------------
Retained earnings, beginning of year as restated..............            2,902.7            2,815.3            3,868.3
Net earnings..................................................              524.4              587.4              647.0
Shareholder dividends paid....................................             (400.0)            (500.0)          (1,700.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year................................            3,027.1            2,902.7            2,815.3
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive income ,
  beginning of year...........................................              681.1              215.4               12.8
Other comprehensive income....................................              211.7              465.7              202.6
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive income, end of year...........              892.8              681.1              215.4
                                                                   -----------------   ----------------   ----------------

Total Shareholder's Equity, End of Year.......................      $     8,770.6       $    8,399.1       $    7,786.8
                                                                   =================   ================   ================

COMPREHENSIVE INCOME
Net earnings..................................................      $       524.4       $      587.4       $      647.0
                                                                   -----------------   ----------------   ----------------
Change in unrealized gains (losses), net of reclassification
   adjustments................................................              211.7              465.6              202.6
Minimum pension liability adjustment..........................                -                   .1                -
                                                                   -----------------   ----------------   ----------------
Other comprehensive income....................................              211.7              465.7              202.6
                                                                   -----------------   ----------------   ----------------
Comprehensive Income..........................................      $       736.1       $    1,053.1       $      849.6
                                                                   =================   ================   ================












                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                       2003                2002               2001
                                                                 -----------------   -----------------  -----------------
                                                                                      (In Millions)

Net earnings..................................................    $       524.4       $      587.4       $       647.0
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........            969.7              972.5               981.7
  Universal life and investment-type product
    policy fee income.........................................         (1,376.7)          (1,315.5)           (1,342.3)
  Net change in broker-dealer and customer related
    receivables/payables......................................             22.5             (237.3)              181.0
  Investment losses, net......................................             62.3              278.5               207.3
  Change in deferred policy acquisition costs.................           (556.1)            (458.1)             (458.5)
  Change in future policy benefits............................            (97.4)             218.0               (15.1)
  Change in property and equipment............................            (55.8)             (76.6)             (229.2)
  Change in Federal income tax payable........................            246.3               93.3              (231.5)
  Change in accounts payable and accrued expenses.............            276.8               (8.9)              (36.8)
  Change in segregated cash and securities, net...............           (111.5)             240.8              (108.8)
  Minority interest in net income of consolidated
     subsidiaries.............................................            188.7              362.8               370.1
  Change in fair value of guaranteed minimum income
     benefit reinsurance contracts............................             91.0             (120.0)                -
  Amortization of deferred sales commissions..................            208.6              229.0               230.8
  Amortization of goodwill and other intangible assets, net...             21.9               21.2               178.2
  Other, net..................................................            272.6             (114.2)              121.9
                                                                 -----------------   -----------------  -----------------

Net cash provided by operating activities.....................            687.3              672.9               495.8
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................          4,216.4            2,996.0             2,454.6
  Sales.......................................................          4,818.2            8,035.9             9,285.2
  Purchases...................................................        (11,457.9)         (12,709.0)          (11,833.0)
  Change in short-term investments............................            334.3             (568.9)              211.8
  Acquisition of subsidiary ..................................              -               (249.7)                -
  Loans to affiliates.........................................              -                  -                (400.0)
  Other, net..................................................             89.3              126.6               (80.3)
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities.........................         (1,999.7)          (2,369.1)             (361.7)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
     Deposits.................................................          5,639.1            4,328.5             3,198.8
     Withdrawals and transfers to Separate Accounts...........         (3,181.1)          (2,022.9)           (2,458.1)
  Net change in short-term financings.........................            (22.1)            (201.2)             (552.8)
  Additions to long-term debt.................................              -                  -                 398.1
  Shareholder dividends paid..................................           (400.0)            (500.0)           (1,700.0)
  Other, net..................................................           (270.4)            (318.6)             (456.9)
                                                                 -----------------   -----------------  -----------------

Net cash provided (used) by financing activities..............          1,765.5            1,285.8            (1,570.9)
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents...........................            453.1             (410.4)           (1,436.8)
Cash and cash equivalents, beginning of year..................            269.6              680.0             2,116.8
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year........................    $       722.7       $      269.6       $       680.0
                                                                 =================   =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                                    CONTINUED

                                                                      2003               2002               2001
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)


Supplemental cash flow information:
  Interest Paid...............................................   $       91.0       $        80.5      $        82.1
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (45.7)      $      (139.6)     $       524.2
                                                                =================  =================  =================










                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)      ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable of Colorado ("EOC"). Equitable Life's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance").

        In October 2000, Alliance acquired substantially all of the assets and liabilities of SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"). In the fourth quarter of 2002, Equitable Life and its consolidated subsidiaries (collectively, the "Company") acquired 8.16 million units in Alliance ("Alliance Units") at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see Note 2). Upon completion of this transaction the Company's beneficial ownership in Alliance increased by approximately 3.2%. The Company's consolidated economic interest in Alliance was 42.6% at December 31, 2003, and together with the Holding Company's economic interest in Alliance was approximately 55.5%.

        AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In 2000, AXA acquired the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.


2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of Equitable Life and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those investment companies, partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances except those with discontinued operations have been eliminated in consolidation. The years "2003," "2002" and "2001" refer to the years ended December 31, 2003, 2002 and 2001, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

        Prior Period Adjustment
        -----------------------

        A review by Equitable Life in 2003 of Federal income tax assets and liabilities identified an overstatement of the deferred Federal income tax liability related to the years ended December 31, 2000 and earlier. As a result, the Federal income tax liability as of December 31, 2002 has been reduced by $221.1 million, and the consolidated shareholder's equity as of December 31, 2002 and 2001 has been increased by $221.1 million, with no impact on the consolidated statements of earnings for the years ended December 31, 2002 and 2001 or any prior period after the adoption on January 1, 1992 of SFAS No. 109, "Accounting for Income Taxes." This adjustment has been reported in the accompanying financial statements as an increase in consolidated shareholder's equity as of January 1, 2001.

        Closed Block
        ------------

        When it demutualized on July 22, 1992, Equitable Life established a Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for the payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Other Discontinued Operations
        -----------------------------

        In 1991, management discontinued the business of certain pension operations ("Other Discontinued Operations"). Other Discontinued Operations at December 31, 2003 principally consists of the group non-participating wind-up annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2003 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of invested assets ("Discontinued Operations Investment Assets") held by Other Discontinued Operations. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the Other Discontinued Operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Other Discontinued Operations. See Note 8.

        Accounting Changes
        ------------------

        In January 2003, the Financial Accounting Standards Board (the "FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 addresses when it is appropriate to consolidate financial interests in a VIE, a new term to define a business structure that either (i) does not have equity investors with voting or other similar rights or (ii) has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities ("SPEs"), FIN No. 46 imposes a consolidation standard that focuses on the relative exposures of the participants to the economic risks and rewards from the net assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under FIN No. 46, the party with a majority of the economic risks or rewards associated with a VIE's activities, including those conveyed by guarantees, commitments, derivatives, credit enhancements, and similar instruments or obligations, is the "primary beneficiary" and, therefore, is required to consolidate the VIE.

        Transition to the consolidation requirements of FIN No. 46 began in first quarter 2003, with immediate application to all new VIEs created after January 31, 2003, and was expected to be followed by application beginning in third quarter 2003 to all existing VIEs. However, in October 2003, the FASB deferred the latter transition date to December 31, 2003 and, likewise, extended the related transitional requirements to disclose if it is "reasonably possible" that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. On December 24, 2003, the FASB issued FIN No. 46(Revised) ("FIN No. 46(R)"), containing significant modifications to the original interpretation issued in January 2003 and delaying the requirement to consolidate all VIEs for which the company's financial interest therein constitutes a primary beneficiary relationship until March 31, 2004. Although the consolidation requirements of FIN No. 46(R) generally begin in first quarter 2004, no delay was afforded to consolidation of SPEs. However, at December 31, 2003, no entities in which the Company had economic interests were identified as SPEs under the rules previously in effect.

        While FIN No. 46(R) supports the same underlying principle put forth in the original interpretation, it addresses issues that arose as companies analyzed the potential impact of adopting FIN No. 46's consolidation requirements and resolves some of those issues in a manner expected to make implementation less onerous for certain entities with financial interests in VIEs. The most notable departure of FIN No. 46(R) from the original interpretation is the revised treatment of "decision maker" fees (such as asset management fees) to include only their variability in the calculation of a VIE's expected residual returns. Prior to this change, inclusion of decision maker fees on a gross basis created a bias towards consolidation by a decision maker as the recipient of a majority of a VIE's economic rewards unless another party absorbed a majority of the VIE's economic risks.

        At December 31, 2003, the Insurance Group's General Account had VIEs deemed to be significant under FIN No. 46 totaling $105.8 million. VIEs totaling $45.5 million and $60.3 million are reflected in the consolidated balance sheets as fixed maturities (collateralized debt obligations) and other equity investments (principally, investment limited partnerships), respectively, and are subject to ongoing review for impairment in value. These VIEs and approximately $17.1 million of funding commitments to the investment limited partnerships at December 31, 2003 represent the Insurance Group's maximum exposure to loss from its direct involvement with these VIEs. The Insurance Group has no further economic interests in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations. As a result of management's review and the FASB's implementation guidance to date, these VIEs are not expected to require consolidation because management has determined that the Insurance Group is not the primary beneficiary.

        Management of Alliance has reviewed its investment management agreements, its investments in and other financial arrangements with certain entities that hold client assets under management of approximately $48 billion. These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures, to determine the entities that Alliance would be required to consolidate under FIN No. 46(R).

        As a result of its review, which is still ongoing, Alliance's management believes it is reasonably possible that Alliance will be required to consolidate an investment in a joint venture arrangement including the joint venture's funds under management, and one hedge fund as of March 31, 2004. These entities have client assets under management totaling approximately $231 million. However, Alliance's total investment in these entities is approximately $.4 million and its maximum exposure to loss is limited to its investments and prospective investment management fees. Consolidation of these entities would result in increases in Alliance's assets, principally investments, and in its liabilities, principally minority interests in consolidated entities, of approximately $231 million.

        Alliance derives no direct benefit from client assets under management other than investment management fees and cannot utilize those assets in its operations.

        Alliance has significant variable interests in certain other VIEs with approximately $1.1 billion in client assets under management. However, these VIEs do not require consolidation because Alliance's management has determined that Alliance is not the primary beneficiary. Alliance's maximum exposure to loss to these entities is limited to a nominal investment and prospective investment management fees.

        FIN No. 46(R) is highly complex and requires significant estimates and judgments as to its application. Since implementation of the consolidation of VIEs under FIN No. 46(R) generally has been deferred to reporting periods ending after March 15, 2004 and the FASB is continuing to develop guidance on implementation issues, management's assessment of the effect of FIN No. 46(R) is ongoing and its initial conclusions regarding the consolidation of VIEs may change.

        On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 142 embraced an entirely new approach to accounting for goodwill by eliminating the long-standing requirement for systematic amortization and instead imposing periodic impairment testing to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. Concurrent with its adoption of SFAS No. 142, the Company ceased to amortize goodwill. Amortization of goodwill and other intangible assets for the year ended December 31, 2001 was approximately $73.4 million, net of minority interest of $104.7 million, of which $7.6 million, net of minority interest of $13.6 million, related to other intangible assets. Net income, excluding goodwill amortization expense, for the year ended December 31, 2001 would have been $712.8 million. The carrying amount of goodwill was $3,140.6 million and $3,112.2 million, respectively, at December 31, 2003 and 2002 and relates solely to the Investment Services segment. No losses resulted in 2003 and 2002 from the annual impairment testing of goodwill and indefinite-lived intangible assets. Amounts presently estimated to be recorded in each of the succeeding five years ending December 31, 2008 for amortization of other intangible assets are not expected to vary significantly from the amount for the full year December 31, 2003 of $9.3 million, net of minority interest of $12.6 million. Amortization of other intangible assets for the year ended December 31, 2002 was $8.6 million, net of minority interest of $12.6 million. The gross carrying amount and accumulated amortization of other intangible assets were $534.8 million and $162.0 million, respectively, at December 31, 2003 and $531.7 million and $140.1 million, respectively, at December 31, 2002. SFAS No. 144 retains many of the fundamental recognition and measurement provisions previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. SFAS No. 141 and No. 144 had no material impact on the results of operations or financial position of the Company upon their adoption on January 1, 2002.

        Effective January 1, 2002, the Company changed its method of accounting for liabilities associated with variable annuity contracts that contain guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features, to establish reserves for the Company's estimated obligations associated with these features. The method was changed to achieve a better matching of revenues and expenses. The initial impact of adoption as of January 1, 2002 resulted in a charge of $33.1 million for the cumulative effect of this accounting change, net of Federal income taxes of $17.9 million, in the consolidated statements of earnings. Prior to the adoption of this accounting change, benefits under these features were expensed as incurred. The impact of this change was to reduce Earnings from continuing operations in 2002 by $113.0 million, net of Federal income taxes of $61.0 million. The pro-forma effect of retroactive application of this change on 2001 results of operations was not material.

        On January 1, 2001, the Company adopted SFAS No. 133, as amended, that established new accounting and reporting standards for all derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. With respect to free-standing derivative positions, at January 1, 2001, the Company recorded a cumulative-effect-type charge to earnings of $3.5 million to recognize the difference between the carrying values and fair values. With respect to embedded derivatives, the Company elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments. As a consequence of this election, coupled with interpretive guidance specifically related to insurance contracts and features, adoption of the new requirements for embedded derivatives had no material impact on the Company's results of operations or its financial position. None of the Company's derivatives were designated as qualifying hedges under SFAS No. 133 and, consequently, required mark-to-market accounting through earnings for changes in their fair values beginning January 1, 2001. Upon its adoption of SFAS No. 133, the Company reclassified $256.7 million of held-to-maturity securities as available-for-sale. This reclassification resulted in an after-tax cumulative-effect-type adjustment of $8.9 million in other comprehensive income, representing the after-tax unrealized gain on these securities at January 1, 2001.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 established financial accounting and reporting standards for costs associated with exit or disposal activities initiated after December 31, 2002 and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity is recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. No material impact on the results of operations or financial position of the Company resulted in 2003 from compliance with these new recognition and measurement provisions.

        In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN No. 45 were applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002 (see Note 15). The initial recognition and initial measurement provisions were applied only on a prospective basis to guarantees issued or modified after December 31, 2002 and had no material impact on the Company's results of operations or financial position upon adoption.

        The Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity in the statement of financial position. SFAS No. 150 had no material impact on the Company's results of operations or financial position upon adoption.

        New Accounting Pronouncements
        -----------------------------

        In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 is effective as of January 1, 2004, and will require a change in the Company's accounting policies relating to (a) general account interests in separate accounts, (b) assets and liabilities associated with market value-adjusted annuities, (c) liabilities related to group pension participating contracts, and (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and universal life contracts. The method of accounting that the Company adopted in 2002 for GMDB and GMIB liabilities is consistent with the requirements of SOP 03-1. Management expects that the impact of adopting SOP 03-1 on January 1, 2004 will result in a one-time decrease to net earnings of approximately $(1.0) million related to the cumulative effect of the required changes in accounting. Approximately $12.5 million of the cumulative effect adjustment represents a reclassification of investment income previously reported in the consolidated statements of earnings to unrealized gains included in other comprehensive income. Therefore, shareholders' equity is expected to increase approximately $11.5 million as a result of the implementation of SOP 03-1. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment.

        Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:


           o Management having the authority to approve the action commits the organization to a plan to sell the property.

           o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.

           o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.

           o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.

           o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

           o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        In the fourth quarter of 2003, three real estate investments met the criteria of real estate held-for-sale. As a result, the Company transferred these investments with a total carrying value of $56.9 million from real estate held for the production of income to real estate held-for-sale. This amount is included in the Other assets line in the 2003 consolidated balance sheet. The results of operations for these properties in each of the three years ended December 31, 2003 were not significant.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        ------------------------

        Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to Other Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (7.05% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (13.05% net of product weighted average Separate Account fees) and 0% (-1.95% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2003, current projections of future average gross market returns assume a 4.7% return for 2004 which is within the maximum and minimum limitations and assume a reversion to the mean of 9.0% after 1 year.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has improved in recent periods.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2003, the average rate of assumed investment yields, excluding policy loans, was 7.9% grading to 7.3% over 7 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        Equitable Life issues certain variable annuity products with a GMDB feature. Equitable Life also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        The GMIB reinsurance contracts are considered derivatives under SFAS No. 133 and, therefore, are required to be reported in the balance sheet at their fair value. GMIB fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 8.63% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $69.9 million and $86.0 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, respectively, $1,109.3 million and $1,088.9 million of DI reserves and associated liabilities were ceded through an indemnity reinsurance agreement principally with a single reinsurer (see Note 12). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Incurred benefits related to current year..........  $        33.8       $       36.6       $       44.0
        Incurred benefits related to prior years...........           (2.8)              (6.3)             (10.6)
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $        31.0       $       30.3       $       33.4
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        12.1       $       11.5       $       10.7
        Benefits paid related to prior years...............           34.9               37.2               38.8
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $        47.0       $       48.7       $       49.5
                                                            =================   ================   =================

        Policyholders' Dividends
        ------------------------
        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        At December 31, 2003, participating policies, including those in the Closed Block, represent approximately 18.7% ($34.7 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------
        Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2003, 2002 and 2001, investment results of such Separate Accounts were losses of $(466.2) million, $(4,740.7) million and $(2,214.4) million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------
        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and services base fees, generally calculated as a percentage, referred to as "basis points", of assets under management for clients, are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of Alliance, for substantially all private client transactions and certain institutional investment management client transactions. Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited, a wholly owned subsidiary of Alliance, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis.

        Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions in unamortized deferred sales commissions when received. At December 31, 2003 and 2002, respectively, net deferred sales commissions totaled $387.2 million and $500.9 million and are included within Other assets. The estimated amortization expense of deferred sales commission, based on December 31, 2003 net balance for each of the next five years is approximately $386.0 million.

        Alliance's management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Alliance's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management of back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the last five years. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions. Alliance's management considers the results of these analyses performed at various dates. If Alliance's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using Alliance's management's best estimate of future cash flows discounted to a present value amount. As such, given the volatility and uncertainty of capital markets and future redemption, Alliance's management believes these to be critical accounting estimates.

        Other Accounting Policies
        -------------------------

        In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.29 billion and $1.17 billion have been segregated in a special reserve bank custody account at December 31, 2003 and 2002, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

        Intangible assets include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

        The Holding Company and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Minority interest subject to redemption rights represents the remaining
        32.6 million of private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period which ended October 2002. The Company acquired 8.16 million of the former Bernstein shareholders' Alliance Units in 2002. The outstanding 32.6 million Alliance Units may be sold to the Holding Company at the prevailing market price over the remaining six years ending in 2009. Generally, not more than 20% of the original Alliance Units issued to the former Bernstein shareholders may be put to the Holding Company in any one annual period.

        The Company accounts for its stock option plans and other stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 22 for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

3)      INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   Gross              Gross
                                              Amortized          Unrealized         Unrealized          Estimated
                                                 Cost              Gains              Losses            Fair Value
                                            ---------------   -----------------  -----------------   ---------------
                                                                         (In Millions)

        December 31, 2003
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate.....................   $    20,653.7     $    1,726.2       $       84.7       $   22,295.2
            Mortgage-backed...............         3,837.0             57.0               17.4            3,876.6
            U.S. Treasury, government
              and agency securities.......           812.3             58.7                 .5              870.5
            States and political
              subdivisions................           188.2             14.1                2.0              200.3
            Foreign governments...........           248.4             45.9                 .3              294.0
            Redeemable preferred stock....         1,412.0            151.1                4.2            1,558.9
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale....   $    27,151.6     $    2,053.0       $      109.1       $   29,095.5
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale..............   $        11.6     $        1.2       $         .2       $       12.6
          Trading securities..............             1.9               .6                1.5                1.0
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities...........   $        13.5     $        1.8       $        1.7       $       13.6
                                            ================= =================  =================  ================

        December 31, 2002
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate.....................   $    20,084.0     $    1,491.0       $      269.0       $   21,306.0
            Mortgage-backed...............         2,419.2             99.2                -              2,518.4
            U.S. Treasury, government
              and agency securities.......           895.5             84.1                -                979.6
            States and political
              subdivisions................           197.6             17.9                -                215.5
            Foreign governments...........           231.8             37.4                 .8              268.4
            Redeemable preferred stock....           923.7             71.4                4.1              991.0
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale....   $    24,751.8     $    1,801.0       $      273.9       $   26,278.9
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale..............   $        37.6     $        2.0       $        3.4       $       36.2
          Trading securities..............             3.3               .8                3.0                1.1
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities...........   $        40.9     $        2.8       $        6.4       $       37.3
                                            ================= =================  =================  ================

        For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2003 and 2002, securities without a readily ascertainable market value having an amortized cost of $4,462.1 million and $4,899.8 million, respectively, had estimated fair values of $4,779.6 million and $5,137.2 million, respectively.

        The contractual maturity of bonds at December 31, 2003 is shown below:

                                                                                        Available for Sale
                                                                                ------------------------------------
                                                                                   Amortized          Estimated
                                                                                     Cost             Fair Value
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Due in one year or less................................................  $      495.5       $      514.8
        Due in years two through five..........................................       4,981.3            5,386.0
        Due in years six through ten...........................................       9,760.8           10,595.8
        Due after ten years....................................................       6,665.0            7,163.4
        Mortgage-backed securities.............................................       3,837.0            3,876.6
                                                                                ----------------   -----------------
        Total..................................................................  $   25,739.6       $   27,536.6
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process culminates with a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. The review considers an analysis of individual credit metrics of each issuer as well as industry fundamentals and the outlook for the future. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (598 fixed maturities) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2003:

                                       Less than 12 Months             12 Months or Longer                   Total
                                  -------------------------------  ----------------------------   ----------------------------
                                                        Gross                         Gross                          Gross
                                     Estimated       Unrealized     Estimated      Unrealized      Estimated      Unrealized
                                     Fair Value        Losses       Fair Value       Losses        Fair Value       Losses
                                    -------------   -------------  -------------  -------------   -------------  -------------
                                                                         (In Millions)

   Fixed Maturities:
     Corporate.................   $     2,342.9   $       77.6   $       81.0   $        7.1    $    2,423.9    $      84.7
     Mortgage-backed...........         1,406.0           17.4            -              -           1,406.0           17.4
     U.S. Treasury,
       government and agency
       securities..............            28.3             .5            -              -              28.3             .5
     States and political
       subdivisions............            24.2            2.0            -              -              24.2            2.0
     Foreign governments.......             7.4             .3            1.0            -               8.4             .3
     Redeemable
       preferred stock.........            58.5            3.2           14.0            1.0            72.5            4.2
                                  --------------  -------------  -------------  --------------  -------------  ---------------

   Total Temporarily
     Impaired Securities ......   $     3,867.3   $      101.0   $       96.0   $        8.1    $    3,963.3   $      109.1
                                  ==============  =============  =============  ==============  =============  ===============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2003, approximately

        $1,366.2 million or 5.3% of the $25,739.6 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

        At December 31, 2003, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $53.0 million.

        The Insurance Group holds equity in limited partnership interests and other equity method investments that primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2003 and 2002 were $775.5 million and $683.0 million, respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $122.4 million and $75.3 million at December 31, 2003 and 2002, respectively. Gross interest income on these loans included in net investment income aggregated $7.8 million, $5.3 million and $3.2 million in 2003, 2002 and 2001, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $10.0 million, $6.8 million and $4.2 million in 2003, 2002 and 2001, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         December 31,
                                                                            ----------------------------------------
                                                                                   2003                 2002
                                                                            -------------------  -------------------
                                                                                         (In Millions)

        Impaired mortgage loans with investment valuation allowances.......  $        149.4       $        111.8
        Impaired mortgage loans without investment valuation allowances....            29.1                 20.4
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           178.5                132.2
        Investment valuation allowances....................................           (18.8)               (23.4)
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        159.7       $        108.8
                                                                            ===================  ===================

        During 2003, 2002 and 2001, respectively, the Company's average recorded investment in impaired mortgage loans was $180.9 million, $138.1 million and $141.7 million. Interest income recognized on these impaired mortgage loans totaled $12.3 million, $10.0 million and $7.2 million for 2003, 2002 and 2001, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2003 and 2002, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $143.2 million and $91.1 million.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2003 and 2002, the carrying value of equity real estate held-for-sale amounted to $56.9 million and $107.7 million, respectively. For 2003, 2002 and 2001, respectively, real estate of $2.8 million, $5.6 million and $64.8 million was acquired in satisfaction of debt. At December 31, 2003 and 2002, the Company owned $275.8 million and $268.8 million, respectively, of real estate acquired in satisfaction of debt of which $3.6 million and $2.7 million, respectively, are held as real estate joint ventures.

        Accumulated depreciation on real estate was $189.6 million and $163.6 million at December 31, 2003 and 2002, respectively. Depreciation expense on real estate totaled $38.8 million, $18.0 million and $16.1 million for 2003, 2002 and 2001, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                        2003               2002                2001
                                                                  -----------------   ----------------   -----------------
                                                                                       (In Millions)

        Balances, beginning of year...........................     $        55.0       $       87.6       $      126.2
        Additions charged to income...........................              12.2               32.5               40.0
        Deductions for writedowns and
          asset dispositions..................................             (15.2)             (65.1)             (78.6)
        Deduction for transfer of real estate held-for-sale
          to real estate held for the production of income....             (31.5)               -                  -
                                                                  -----------------   ----------------   -----------------
        Balances, End of Year.................................     $        20.5       $       55.0       $       87.6
                                                                  =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate.......................     $        18.8       $       23.4       $       19.3
          Equity real estate..................................               1.7               31.6               68.3
                                                                  -----------------   ----------------   -----------------
        Total.................................................     $        20.5       $       55.0       $       87.6
                                                                  =================   ================   =================


4)      EQUITY METHOD INVESTMENTS

        Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $896.9 million and $801.7 million, respectively, at December 31, 2003 and 2002. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $4.3 million, $(18.3) million and $(111.1) million, respectively, for 2003, 2002 and 2001.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (6 and 7 individual ventures at December 31, 2003 and 2002, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)


        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $       551.6      $       550.0
        Investments in securities, generally at estimated fair value...........          204.8              237.5
        Cash and cash equivalents..............................................           37.6               27.9
        Other assets...........................................................           22.8               32.2
                                                                                ----------------   -----------------
        Total Assets...........................................................  $       816.8      $       847.6
                                                                                ================   =================

        Borrowed funds - third party...........................................  $       259.7      $       264.7
        Other liabilities......................................................           19.5               19.2
                                                                                ----------------   -----------------
        Total liabilities......................................................          279.2              283.9
                                                                                ----------------   -----------------

        Partners' capital......................................................          537.6              563.7
                                                                                ----------------   -----------------
        Total Liabilities and Partners' Capital................................  $       816.8      $       847.6
                                                                                ================   =================

        The Company's Carrying Value in These Entities Included Above..........  $       168.8      $       172.3
                                                                                ================   =================

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $        95.6       $       98.4       $       95.6
        Net revenues (losses) of
          other limited partnership interests..............           26.0              (23.2)              29.8
        Interest expense - third party.....................          (18.0)             (19.8)             (11.5)
        Interest expense - the Company.....................            -                  -                  (.7)
        Other expenses.....................................          (61.7)             (59.3)             (58.2)
                                                            -----------------   ----------------   -----------------
        Net Earnings (Losses)..............................  $        41.9       $       (3.9)      $       55.0
                                                            =================   ================   =================

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................  $         5.0       $       12.8       $       13.2
                                                            =================   ================   =================


5)      NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Fixed maturities...................................  $     1,792.6       $    1,755.4       $    1,662.4
        Mortgage loans on real estate......................          279.5              314.8              361.6
        Equity real estate.................................          136.9              153.7              166.2
        Other equity investments...........................           49.3              (45.4)             (53.6)
        Policy loans.......................................          260.1              269.4              268.2
        Other investment income............................           66.8              114.1              216.6
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,585.2            2,562.0            2,621.4

          Investment expenses..............................         (198.3)            (184.8)            (217.1)
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,386.9       $    2,377.2       $    2,404.3
                                                            =================   ================   =================

        Investment (losses) gains including changes in the valuation allowances follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Fixed maturities...................................  $      (100.7)      $     (374.3)      $     (225.2)
        Mortgage loans on real estate......................            1.3                3.7              (11.4)
        Equity real estate.................................           26.8              101.5               34.5
        Other equity investments...........................            2.0                3.3              (13.0)
        Issuance and sales of Alliance Units...............            -                   .5               (2.3)
        Other..............................................            8.3              (13.2)              10.1
                                                            -----------------   ----------------   -----------------
          Investment Losses, Net...........................  $       (62.3)      $     (278.5)      $     (207.3)
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $193.2 million, $312.8 million and $287.5 million for 2003, 2002 and 2001, respectively. Writedowns of mortgage loans on real estate and equity real estate amounted to $5.2 million and zero, respectively, for 2003 and $5.5 million and $5.8 million, respectively, for 2002.

        For 2003, 2002 and 2001, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $4,773.5 million, $7,176.3 million and $7,372.3 million. Gross gains of $105.1 million, $108.4 million and $156.2 million and gross losses of $39.5 million, $172.9 million and $115.9 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2003, 2002 and 2001 amounted to $416.8 million, $1,047.8 million and $429.5 million, respectively.

        Net investment income in 2001 included realized gains of $27.1 million on sales of Credit Suisse Group common stock, which was designated as trading account securities and acquired in conjunction with the sale of Donaldson, Lufkin & Jenrette, Inc., formerly a majority owned subsidiary, in 2000.

        In 2003, 2002 and 2001, respectively, net unrealized holding gains (losses) on trading account equity securities of $2.1 million, $.5 million, and $25.0 million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $1.0 million and $1.1 million and costs of $1.9 million and $3.3 million at December 31, 2003 and 2002, respectively.

        For 2003, 2002 and 2001, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $76.5 million, $92.1 million and $96.7 million, respectively.

        Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Other Discontinued Operations on a line-by-line basis, follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance, beginning of year.........................  $       681.1       $      215.5       $       12.9
        Changes in unrealized investment gains (losses)....          440.8            1,049.9              436.0
        Changes in unrealized investment (gains) losses
          attributable to:
            Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other........................          (53.0)            (157.3)             (48.6)
            DAC............................................          (65.7)            (174.1)             (71.6)
            Deferred Federal income taxes..................         (110.4)            (252.9)            (113.2)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       892.8       $      681.1       $      215.5
                                                            =================   ================   =================

                                                                      2003                2002              2001
                                                                -------------      ---------------    --------------
                                                                                   (In Millions)
        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $     2,015.7       $    1,572.0       $      496.0
            Other equity investments.......................            1.5               (1.5)               4.3
            Other..........................................          (28.1)             (22.2)              (1.9)
                                                            -----------------   ------------------ -----------------
              Total........................................        1,989.1            1,548.3              498.4
          Amounts of unrealized investment (gains) losses
            attributable to:
              Participating group annuity contracts,
                Closed Block policyholder dividend
                obligation and other.......................         (274.2)            (221.2)             (63.9)
              DAC..........................................         (339.7)            (274.0)             (99.9)
              Deferred Federal income taxes................         (482.4)            (372.0)            (119.1)
                                                            -----------------   ------------------ -----------------
        Total..............................................  $       892.8       $      681.1       $      215.5
                                                            =================   ================== =================

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

 6)     ACCUMULATED OTHER COMPREHENSIVE INCOME

        Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Unrealized gains on investments....................  $       892.8       $      681.1       $      215.5
        Minimum pension liability..........................            -                  -                  (.1)
                                                            -----------------   ----------------   -----------------
        Total Accumulated Other
          Comprehensive Income.............................  $       892.8       $      681.1       $      215.4
                                                            =================   ================   =================

        The components of other comprehensive income for the past three years follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Net unrealized gains (losses) on investments:
          Net unrealized gains arising during
            the period.....................................  $       416.6       $    1,008.9       $      525.2
          Losses (gains) reclassified into net earnings
            during the period..............................           24.2               41.0              (89.2)
                                                            -----------------   ----------------   -----------------
        Net unrealized gains on investments................          440.8            1,049.9              436.0
        Adjustments for policyholders liabilities,
            DAC and deferred Federal income taxes..........         (229.1)            (584.3)            (233.4)
                                                            -----------------   ----------------   -----------------

        Change in unrealized gains, net of
            adjustments....................................          211.7              465.6              202.6
        Change in minimum pension liability................            -                   .1                -
                                                            -----------------   ----------------   -----------------
        Total Other Comprehensive Income...................  $       211.7       $      465.7       $      202.6
                                                            =================   ================   =================


 7)     CLOSED BLOCK

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block which would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Summarized financial information for the Closed Block is as follows:

                                                                                  December 31,         December 31,
                                                                                      2003                 2002
                                                                                -----------------    -----------------
                                                                                            (In Millions)

       CLOSED BLOCK LIABILITIES:
       Future policy benefits, policyholders' account balances
          and other...........................................................  $     8,972.1        $     8,997.3
       Policyholder dividend obligation.......................................          242.1                213.3
       Other liabilities......................................................          129.5                134.6
                                                                                -----------------    -----------------
       Total Closed Block liabilities.........................................        9,343.7              9,345.2
                                                                                -----------------    -----------------

       ASSETS DESIGNATED TO THE CLOSED BLOCK:
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $5,061.0 and $4,794.0)............................        5,428.5              5,098.4
       Mortgage loans on real estate..........................................        1,297.6              1,456.0
       Policy loans...........................................................        1,384.5              1,449.9
       Cash and other invested assets.........................................          143.3                141.9
       Other assets...........................................................          199.2                219.9
                                                                                -----------------    -----------------
        Total assets designated to the Closed Block...........................        8,453.1              8,366.1
                                                                                -----------------    -----------------

       Excess of Closed Block liabilities over assets designated to
          the Closed Block....................................................          890.6                979.1

       Amounts included in accumulated other comprehensive income:
          Net unrealized investment gains, net of deferred Federal income tax of $43.9 and $31.8 and policyholder dividend obligation of
            $242.1 and $213.3.................................................           81.6                 59.1
                                                                                -----------------    -----------------

       Maximum Future Earnings To Be Recognized From Closed Block
          Assets and Liabilities..............................................  $       972.2        $     1,038.2
                                                                                =================    =================

        Closed Block revenues and expenses were as follows:

                                                                2003               2002                 2001
                                                           ----------------   ----------------   --------------------
                                                                                 (In Millions)



      REVENUES:
      Premiums and other income..........................   $      508.5       $      543.8       $       571.5
      Investment income (net of investment
         expenses of $2.4, $5.4, and $3.0)...............          559.2              582.4               583.5
      Investment losses, net.............................          (35.7)             (47.0)              (42.3)
                                                           ----------------   ----------------   --------------------
      Total revenues.....................................        1,032.0            1,079.2             1,112.7
                                                           ----------------   ----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends..............          924.5              980.2             1,009.3
      Other operating costs and expenses.................            4.0                4.4                 4.7
                                                           ----------------   ----------------   --------------------
      Total benefits and other deductions................          928.5              984.6             1,014.0
                                                           ----------------   ----------------   --------------------

      Net revenues before Federal income taxes...........          103.5               94.6                98.7
      Federal income taxes...............................          (37.5)             (34.7)              (36.2)
                                                           ----------------   ----------------   --------------------
      Net Revenues.......................................   $       66.0       $       59.9       $        62.5
                                                           ================   ================   ====================

        Reconciliation of the policyholder dividend obligation is as follows:

                                                                                             December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Balance at beginning of year...........................................  $       213.3      $        47.1
        Unrealized investment gains............................................           28.8              166.2
                                                                                ----------------   -----------------
        Balance at End of Year ................................................  $       242.1      $       213.3
                                                                                ================   =================

        Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Impaired mortgage loans with investment valuation allowances...........  $        58.3      $        18.6
        Impaired mortgage loans without investment valuation allowances........            5.8                 .9
                                                                                ----------------   -----------------
        Recorded investment in impaired mortgages..............................           64.1               19.5
        Investment valuation allowances........................................           (3.7)              (4.0)
                                                                                ----------------   -----------------
        Net Impaired Mortgage Loans............................................  $        60.4      $        15.5
                                                                                ================   =================

        During 2003, 2002 and 2001, the Closed Block's average recorded investment in impaired mortgage loans was $51.9 million, $26.0 million and $30.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.7 million, $2.1 million and $1.2 million for 2003, 2002 and 2001, respectively.

        Valuation allowances amounted to $3.6 million and $3.9 million on mortgage loans on real estate and $.1 million and $.1 million on equity real estate at December 31, 2003 and 2002, respectively. Writedowns of fixed maturities amounted to $37.8 million, $40.0 million and $30.8 million for 2003, 2002 and 2001, respectively, including $23.3 million in fourth quarter 2001.


8)       OTHER DISCONTINUED OPERATIONS

        Summarized financial information for Other Discontinued Operations follows:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2003                 2002
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        BALANCE SHEETS
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $644.7 and $677.8)..............................  $      716.4         $      722.7
        Equity real estate...................................................         198.2                203.7
        Mortgage loans on real estate........................................          63.9                 87.5
        Other equity investments.............................................           7.5                  9.4
        Other invested assets................................................            .2                   .2
                                                                              -----------------    -----------------
          Total investments..................................................         986.2              1,023.5
        Cash and cash equivalents............................................          63.0                 31.0
        Other assets.........................................................         110.9                126.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    1,160.1         $    1,181.0
                                                                              =================    =================

        Policyholders liabilities............................................  $      880.3         $      909.5
        Allowance for future losses..........................................         173.4                164.6
        Other liabilities....................................................         106.4                106.9
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    1,160.1         $    1,181.0
                                                                              =================    =================

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $21.0, $18.1 and $25.3)..............  $        70.6       $       69.7       $       91.6
        Investment gains (losses), net.....................            5.4               34.2               33.6
        Policy fees, premiums and other income.............            -                   .2                 .2
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................           76.0              104.1              125.4

        Benefits and other deductions......................           89.4               98.7              100.7
        (Losses charged) earnings credited to allowance
          for future losses................................          (13.4)               5.4               24.7
                                                            -----------------   ----------------   -----------------

        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax earnings from releasing the allowance
          for future losses................................            5.2                8.7               46.1
        Federal income tax expense.........................           (1.8)              (3.1)              (2.2)
                                                            -----------------   ----------------   -----------------

        Earnings from Discontinued Operations..............  $         3.4       $        5.6       $       43.9
                                                            =================   ================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

        Valuation allowances of $2.5 million and $4.9 million on mortgage loans on real estate were held at December 31, 2003 and 2002, respectively. During 2003, 2002 and 2001, discontinued operations' average recorded investment in impaired mortgage loans was $16.2 million, $25.3 million and $32.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.3 million, $2.5 million and $2.5 million for 2003, 2002 and 2001, respectively.

        In 2001, Federal Income tax expense for discontinued operations reflected a $13.8 million reduction in taxes due to settlement of open tax years.


9)      VARIABLE ANNUITY CONTRACTS - GMDB AND GMIB

        Equitable Life issues certain variable annuity contracts with GMDB and GMIB features that guarantee either:

            a) Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

            b) Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

            c) Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

            d) Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2003:

                                                                   GMDB               GMDB               Total
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance at January 1, 2003.........................  $       128.4       $      117.5       $      245.9
          Paid guarantee benefits..........................          (65.6)               -                (65.6)
          Other changes in reserve.........................            6.5              (31.9)             (25.4)
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2003.......................  $        69.3       $       85.6       $      154.9
                                                            =================   ================   =================

        Related GMDB reinsurance ceded amounts were:

                                                                     GMDB
                                                            ---------------------
                                                                (In Millions)

        Balance at December 31, 2002.......................  $        21.5
          Paid guarantee benefits ceded....................          (18.5)
          Other changes in reserve.........................           14.2
                                                            ---------------------
        Balance at December 31, 2003.......................  $        17.2
                                                            =====================

        The GMIB reinsurance contracts are considered derivatives and are reported at fair value; see Note 16.

        The December 31, 2003 values for those variable contracts with GMDB and GMIB features are presented in the following table. Since variable contracts with GMDB guarantees may also offer GMIB guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:


                                                   Return
                                                     of
                                                   Premium       Ratchet         Roll-Up         Combo            Total
                                                -------------- -------------  --------------  -------------   --------------
                                                                        (Dollars In Millions)

       GMDB:
         Account value (1)...................   $     26,849   $    5,332     $    8,030      $   6,160      $   46,371
         Net amount at risk, gross...........   $      2,108   $      942     $    2,112      $      10      $    5,172
         Net amount at risk, net of amounts
           reinsured.........................   $      2,104   $      631     $    1,281      $      10      $    4,026
         Average attained age of
           Contractholders...................           49.5         59.6           61.7           59.8            51.7
         Percentage of contractholders
           over age 70.......................            7.1         20.9           25.8           20.3            10.3
         Range of guaranteed minimum return
           rates............................              N/A         N/A           3%-6%          3%-6%            N/A

       GMIB:
         Account value (2)...................             N/A         N/A     $    5,763      $   8,589      $   14,352
         Net amount at risk, gross...........             N/A         N/A     $      442      $     -        $      442
         Net amount at risk, net of amounts
           reinsured.........................             N/A         N/A     $      110      $     -        $      110
         Weighted average years remaining
           until annuitization..............              N/A         N/A            4.6            9.8             7.2
         Range of guaranteed minimum return
           rates............................              N/A         N/A           3%-6%          3%-6%           3%-6%

        (1) Included General Account balances of $11,379 million, $199 million, $182 million and $380 million, respectively, for a total of $12,140 million.

        (2) Included General Account balances of $3 million and $568 million, respectively, for a total of $571 million.

        For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values.

        For contracts with the GMIB feature, the net amount at risk in the event of annuitization is defined as the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates.

        In third quarter 2003, Equitable Life initiated a program to hedge certain risks associated with the GMDB feature of the Accumulator series of annuity products sold beginning April 2002. At December 31, 2003, contracts with these features had a total account value and net amount at risk of $13,008 million and $17 million, respectively. This program currently utilizes exchange-traded, equity-based futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB exposure attributable to movements in the equity markets.


10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2003                 2002
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        Short-term debt:
        Promissory note, 1.53% ..............................................  $      248.3         $      248.3
        Other................................................................           -                   22.0
                                                                              -----------------    -----------------
        Total short-term debt................................................         248.3                270.3
                                                                              -----------------    -----------------

        Long-term debt:
        Equitable Life:
          Surplus notes, 6.95%, due 2005.....................................         399.8                399.8
          Surplus notes, 7.70%, due 2015.....................................         199.8                199.7
                                                                              -----------------    -----------------
              Total Equitable Life...........................................         599.6                599.5
                                                                              -----------------    -----------------

        Alliance:
          Senior Notes, 5.625%, due 2006.....................................         398.8                398.4
          Other..............................................................           6.5                  6.5
                                                                              -----------------    -----------------
              Total Alliance.................................................         405.3                404.9
                                                                              -----------------    -----------------

        Total long-term debt.................................................       1,004.9              1,004.4
                                                                              -----------------    -----------------

        Total Short-term and Long-term Debt..................................  $    1,253.2         $    1,274.7
                                                                              =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million 5 year bank credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 1.34% to 4.0%. No amounts were outstanding under this credit facility at December 31, 2003.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's $350.0 million bank credit facility. At December 31, 2003, no amounts were outstanding under this program.

        Equitable Life has a $350.0 million, one year promissory note, of which $101.7 million is included within Other Discontinued Operations. The promissory note, which matures in March 2004, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2003 and 2002, respectively, the Company had pledged real estate of $309.8 million and $322.9 million as collateral for certain short-term debt.

        Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders that replaced three credit facilities aggregating
        $875.0 million.Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for Alliance's commercial paper program, with the balance available for general purposes, including capital expenditures and funding the payments of sales commissions to financial intermediaries. The interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The credit facility also provides for a facility fee payable on the total facility. In addition, a utilization rate fee is payable in the event the average aggregate daily outstanding balance exceeds $400.0 million for each calendar quarter. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2003. At December 31, 2003, no borrowings were outstanding under Alliance's commercial paper program or revolving credit facilities.

        Since December 1999, Alliance has maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2003, no borrowings were outstanding under the ECN program.

        Long-term Debt
        -------------

        At December 31, 2003, the Company was in compliance with all debt covenants.

        At December 31, 2003, aggregate maturities of the long-term debt based on required principal payments at maturity were $400.0 million for 2005, $406.5 million for 2006, zero for 2007, zero for 2008 and $200.1 million thereafter.

        Under its shelf registration, Alliance may issue up to $600.0 million in senior debt securities. In August 2001, Alliance issued $400.0 million 5.625% notes in a public offering. These Alliance notes mature in 2006 and are redeemable at any time. The proceeds from the Alliance notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.


11)     FEDERAL INCOME TAXES

        A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Federal income tax expense:
          Current expense (benefit)........................  $       112.5       $     (400.0)      $      (38.2)
          Deferred expense.................................          128.0              450.9              354.4
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       240.5       $       50.9       $      316.2
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Expected Federal income tax expense................  $       332.6       $      360.0       $      452.5
        Minority interest..................................          (58.7)            (128.3)            (126.9)
        Separate Account investment activity...............          (29.1)            (159.3)               -
        Non-taxable investment income......................          (20.8)               3.4               (1.6)
        Non deductible penalty.............................           14.8                -                  -
        Adjustment of tax audit reserves...................           (9.9)             (34.2)             (28.2)
        Other..............................................           11.6                9.3               20.4
                                                            -----------------   ----------------   -----------------
        Federal Income Tax Expense.........................  $       240.5       $       50.9       $      316.2
                                                            =================   ================   =================

        The components of the net deferred Federal income taxes are as follows:

                                                       December 31, 2003                  December 31, 2002
                                                ---------------------------------  ---------------------------------
                                                    Assets         Liabilities         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Compensation and related benefits......  $       -        $      271.8      $        -        $     244.2
        Reserves and reinsurance...............        801.9               -               646.2              -
        DAC....................................          -             1,855.6               -            1,680.5
        Unrealized investment gains............          -               482.4               -              372.0
        Investments............................          -               525.3               -              138.6
        Other..................................          6.7               -                 -               68.2
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     808.6      $    3,135.1      $      646.2      $   2,503.5
                                                ===============  ================  ===============   ===============


        In 2002, the Company recorded a $144.3 million benefit resulting from the favorable treatment of certain tax matters related to Separate Account investment activity arising during the 1997-2001 tax years and a settlement with the Internal Revenue Service (the "IRS") with respect to such tax matters for the 1992-1996 tax years.

        In January 2003, the IRS commenced an examination of the AXA Financial's consolidated Federal income tax returns, which includes the Company, for the years 1997 through 2001. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations or financial position.


12)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Direct premiums....................................  $       913.8       $      954.6       $      990.0
        Reinsurance assumed................................          153.2              181.4              203.0
        Reinsurance ceded..................................         (177.6)            (190.8)            (173.1)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       889.4       $      945.2       $    1,019.9
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $       100.3       $       96.6       $       86.9
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $       390.9       $      346.3       $      370.3
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        49.7       $       54.6       $       50.4
                                                            =================   ================   =================

        During the first quarter of 2003, the Insurance Group began to transition to excess of retention reinsurance on most new variable life, universal life and term life policies whereby mortality risk will be retained up to a maximum of $15 million on single-life policies and $20 million on second-to-die policies with the excess 100% reinsured. Previously the Insurance Group ceded 90% of mortality risk on substantially all new variable life, universal life and term life policies, with risk retained to a maximum of $5 million on single-life policies, and $15 million on second-to-die policies. Substantially all other in-force business above the joint survivorship and single life policies retention limit is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

        At December 31, 2003, Equitable Life had reinsured in the aggregate approximately 22% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 75% of its current liability exposure resulting from the GMIB feature.

        At December 31, 2003 and 2002, respectively, reinsurance recoverables related to insurance contracts amounted to $2,460.4 million and $2,351.7 million, of which $1,069.8 million and $1,049.2 million relates to one specific reinsurer. Reinsurance payables related to insurance contracts amounting to $936.5 million and $867.5, respectively million are included in Other liabilities in the consolidated balance sheets.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2003 and 2002 were $29.0 million and $120.0 million, respectively. The (decrease) increase in estimated fair value of $(91.0) million and $120.0 million for the years ended December 31, 2003 and 2002, respectively, were due primarily to significant equity market increases in 2003 and declines during 2002.

        The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $389.7 million and $410.9 million at December 31, 2003 and 2002, respectively.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. The Insurance Group also assumes accident, health, aviation and space risks by participating in various reinsurance pools. Reinsurance assumed reserves at December 31, 2003 and 2002 were $587.5 million and $572.8 million, respectively.


13)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions in 2002 to the qualified plans of $348.2 million. The Company's cash contributions to the qualified plans for the year ended 2004 is estimated to be $1.4 million, reflecting the amount needed to satisfy its minimum funding requirements.

        Components of net periodic pension expense (credit) follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   ------------------
                                                                                 (In Millions)

        Service cost.......................................  $        31.8       $       32.1       $       32.1
        Interest cost on projected benefit obligations.....          122.6              125.3              128.8
        Expected return on assets..........................         (173.9)            (181.8)            (218.7)
        Net amortization and deferrals.....................           53.4                6.4                 .1
                                                            -----------------   ----------------   ------------------
        Net Periodic Pension Credit........................  $        33.9       $      (18.0)      $      (57.7)
                                                            =================   ================   ==================

        The projected benefit obligations under the pension plans were comprised of:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Benefit obligations, beginning of year.................................  $    1,883.9       $    1,812.3
        Service cost...........................................................          26.8               27.1
        Interest cost..........................................................         122.6              125.3
        Actuarial losses.......................................................         113.5               42.5
        Benefits paid..........................................................        (133.5)            (123.3)
                                                                                ----------------   -----------------
        Benefit Obligation, End of Year........................................  $    2,013.3       $    1,883.9
                                                                                ================   =================

        The change in plan assets and the funded status of the pension plans were as follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Plan assets at fair value, beginning of year...........................  $    1,785.4       $    1,845.3
        Actual return on plan assets...........................................         359.7             (278.2)
        Contributions..........................................................          10.0              348.2
        Benefits paid and fees.................................................        (140.0)            (129.9)
                                                                                ----------------   -----------------
        Plan assets at fair value, end of year.................................       2,015.1            1,785.4
        Projected benefit obligations..........................................       2,013.3            1,883.9
                                                                                ----------------   -----------------
        Excess of plan assets over projected benefit obligations...............           1.8              (98.5)
        Unrecognized prior service cost........................................         (34.8)             (40.0)
        Unrecognized net loss from past experience different
          from that assumed....................................................         904.3            1,033.9
        Unrecognized net asset at transition...................................          (1.3)              (1.5)
                                                                                ----------------   -----------------
        Prepaid Pension Cost, Net..............................................  $      870.0       $      893.9
                                                                                ================   =================

        The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $51.1 million and $37.3 million, respectively, at December 31, 2003 and $42.0 million and $24.2 million, respectively, at December 31, 2002.

        The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets:

                                                                              December 31,
                                                          -----------------------------------------------------------
                                                                   2003                             2002
                                                          -----------------------------------------------------------
                                                                                  (In Millions)
                                                                Estimated                        Estimated
                                                                Fair Value            %          Fair Value      %
                                                          ------------------------ -------  -----------------  ------

        Corporate and government debt securities.......    $       438.2             21.7    $      551.3        30.9
        Equity securities..............................          1,387.4             68.9           793.9        44.5
        Equity real estate ............................            184.8              9.2           180.2        10.1
        Short-term investments.........................              2.1               .1           258.6        14.5
        Other..........................................              2.6               .1             1.4         -
                                                          ------------------------          -------------------
                    Total Plan Assets..................    $     2,015.1                     $    1,785.4
                                                          ========================          ===================

        The asset mix is designed to meet, and, if possible, exceed the long-term rate-of-return assumptions for benefit obligations. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their high expected rate of return. Fixed income investments are included to provide less volatile return. Real Estate investments offer diversity to the total portfolio and long-term inflation protection.

        The primary investment objective of the plan is to maximize return on assets, giving consideration to prudent risk, in order to minimize net periodic cost. A secondary investment objective is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus the Company's contributions.

        The following table discloses the weighted-average assumptions used to determine the pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2003 and 2002:

                                                                                       Equitable Life
                                                                               --------------------------------
                                                                                   2003               2002
                                                                                   ----               ----
       Discount rate:
       Benefit obligation.................................................        6.25%              6.75%
       Periodic cost......................................................        6.75%              7.25%

       Rate of compensation increase:
       Benefit obligation and periodic cost...............................        5.78%              6.73%

       Expected long-term rate of return on plan assets (periodic cost)...         8.5%               9.0%

        As noted above, the pension plan's target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. The Company reviewed the historical investment returns for these asset classes. Based on that analysis, management concluded that a long-term expected rate of return of 8.5% is reasonable.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $24.5 million, $26.0 million and $27.3 million for 2003, 2002 and 2001, respectively.

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "2003 Medicare Act") was signed into law. It introduces a prescription drug benefit under Medicare Part D as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. While the Company expects its postretirement prescription drug benefit program will qualify for this subsidy, detailed regulations necessary to implement and administer the 2003 Medicare Act have not yet been issued. Similarly, certain accounting issues raised by the Medicare Act are pending further discussion and resolution by the FASB, thereby further reducing the likelihood at this time of producing a sufficiently reliable measure of the effects of the 2003 Medicare Act. Consequently, and in accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," measures of the accumulated postretirement benefits obligation and net periodic postretirement benefits costs, as presented in the consolidated financial statements and accompanying notes thereto, at and for the year ended December 31, 2003, do not reflect the effects of the 2003 Medicare Act on the plan. This election to defer accounting for the effects of the 2003 Medicare Act generally will continue to apply until authoritative guidance on the accounting for the Federal subsidy is issued, at which time transition could result in a change to previously reported information.

        Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund purchases of Alliance Holding units or an Alliance sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or were hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $127.3 million, $101.4 million and $58.3 million for 2003, 2002 and 2001, respectively (including $83.4 million and $63.7 million and $34.5 million for 2003, 2002 and 2001, respectively, relating to the Bernstein deferred compensation plan).


14)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Insurance Group primarily uses derivatives for asset/liability risk management, for hedging individual securities and to reduce the Insurance Group's exposure to interest rate fluctuations. Similarly, the Holding Company utilizes derivatives to reduce the fixed interest cost of its long-term debt obligations. Various derivative financial instruments are used to achieve these objectives, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets, and interest rate swaps to modify the duration and cash flows of fixed maturity investments and long-term debt. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures, including the program to hedge certain risks associated with the GMDB feature of the Accumulator series of annuity products. At December 31, 2003, the Company's outstanding equity-based futures contracts were exchange-traded and net settled each day. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company. See Note 12.

        As described in Note 2, the Company adopted SFAS No. 133, as amended, on January 1, 2001. Consequently, all derivatives outstanding at December 31, 2003 and 2002 are recognized on the balance sheet at their fair values. These amounts principally consist of interest rate floors that have a total fair value at December 31, 2003 of $9.7 million, excluding the estimated fair value of the GMIB reinsurance contracts. The outstanding notional amounts of derivative financial instruments purchased and sold were:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Notional Amount by Derivative Type::
           Options:
               Caps............................................................  $        -         $    5,050
               Floors..........................................................      12,000              4,000
           Equity-based futures................................................         275                 50
                                                                                ----------------   -----------------
           Total...............................................................  $   12,275         $    9,100
                                                                                ================   =================

        At December 31, 2003 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

        All gains and losses on derivative financial instruments utilized by the Company in 2003 and 2002 are reported in earnings. None of the derivatives were designated as qualifying hedges under SFAS No. 133. For 2003 and 2002, respectively, investment results, principally in net investment income, included gross gains of

        $.6 million and $24.3 million and gross losses of $42.6 million and $7.7 million that were recognized on derivative positions.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2003 and 2002.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 are presented below:

                                                                           December 31,
                                                --------------------------------------------------------------------
                                                              2003                               2002
                                                ---------------------------------  ---------------------------------
                                                   Carrying         Estimated         Carrying         Estimated
                                                    Value          Fair Value          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Consolidated:
        ------------
        Mortgage loans on real estate..........  $    3,503.1     $     3,761.7     $     3,746.2     $    4,070.1
        Other limited partnership interests....         775.5             775.5             683.0            683.0
        Policy loans...........................       3,894.3           4,481.9           4,035.6          4,728.2
        Policyholders liabilities:
          Investment contracts.................      16,817.0          17,245.9          14,555.0         15,114.9
        Long-term debt.........................       1,004.9           1,105.7           1,004.4          1,086.4

        Closed Block:
        ------------
        Mortgage loans on real estate..........  $    1,297.6     $     1,386.0     $     1,456.0     $    1,572.6
        Other equity investments...............          14.2              14.2              16.4             16.4
        Policy loans...........................       1,384.5           1,626.7           1,449.9          1,740.9
        SCNILC liability.......................          14.8              14.9              16.5             16.6

        Other Discontinued Operations:
        -----------------------------
        Mortgage loans on real estate..........  $       63.9     $        69.5     $        87.5     $       94.7
        Other equity investments...............           7.5               7.5               9.4              9.4
        Guaranteed interest contracts..........          17.8              16.3              18.3             17.0
        Long-term debt.........................         101.7             101.7             101.7            101.7


15)     COMMITMENTS AND CONTINGENT LIABILITIES

        In addition to its debt and lease commitments discussed in Notes 10 and 17, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2003, these arrangements included commitments by the Company to provide equity financing of $342.6 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for Equitable Life to satisfy those obligations is remote.

        The Company had $169.9 million of letters of credit related to reinsurance of which no amounts were outstanding at December 31, 2003.

        In February 2002, Alliance signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2003, Alliance was not required to perform under the agreement and had no liability outstanding in connection with the agreement.


16)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life,

        Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and EOC, like other life and health insurers, from time to time are involved in such litigations. Among litigations against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following two paragraphs.

        In October 2000, an action entitled SHAM MALHOTRA, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, AXA ADVISORS, LLC AND EQUITABLE DISTRIBUTORS, INC. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased Equitable Life deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law ("GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserts causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, plaintiffs amended their new complaint in response to defendants' motion to dismiss and, subsequently, in March 2002, defendants filed a motion to dismiss the amended complaint. In March 2003, the United States District Court for the Eastern District of New York: (i) granted plaintiffs' motion, filed October 2001, seeking leave to reopen their original case for the purpose of filing an amended complaint and accepted plaintiffs' proposed amended complaint, (ii) appointed the named plaintiffs as lead plaintiffs and their counsel as lead counsel for the putative class, (iii) consolidated plaintiffs' original action with their second action, which was filed in October 2001, and (iv) ruled that the court would apply Equitable Life's motion to dismiss the amended complaint in the second action to the plaintiffs' amended complaint from the original action. In April 2003, plaintiffs filed a second amended complaint alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended
        (the "Exchange Act"). The action purports to be on behalf of a class consisting of all persons who on or after October 3, 1997 purchased an individual variable deferred annuity contract, received a certificate to a group variable deferred annuity contract or made an additional investment through such a contract, which contract was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment. In May 2003, the defendants filed a motion to dismiss the second amended complaint and that motion is currently pending.

        The previously disclosed lawsuit, BRENDA MCEACHERN V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES AND GARY RAYMOND, JR., has been settled and dismissed with prejudice. In addition, all of the Mississippi Actions, including the agents' cross-claims, have been settled and dismissed with prejudice.

        In October 2000, an action entitled AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP V. AXA CLIENT SOLUTIONS, LLC; THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; AND AXA FINANCIAL, INC. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants (i) in connection with certain annuities issued by Equitable Life breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. Equitable Life has answered the amended complaint. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse on the Company's consolidated financial position.

        After the District Court denied defendants' motion to assert certain defenses and counterclaims in AMERICAN NATIONAL BANK, Equitable Life commenced an action, in December 2001, entitled THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES V. AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in AMERICAN NATIONAL BANK. Equitable Life's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by Equitable Life. Equitable Life seeks unspecified money damages, rescission, punitive damages and attorneys' fees. In March 2002, defendants filed an answer to Equitable Life's complaint and asserted counterclaims. Defendants' counterclaims allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part Equitable Life's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. Equitable Life has answered defendants' remaining counterclaims. In November 2003, Emerald filed a motion for summary judgment; Equitable Life filed its opposition to this motion in December 2003.

        In January 2004, DH2, Inc., an entity related to Emerald Investments L.P., filed a lawsuit in the United States District Court for the Northern District of Illinois, against Equitable Life and Equitable Advisors Trust, asserting claims for breach of contract and breach of fiduciary duty, claims under the Federal securities laws, and misappropriation of trade secrets. The complaint alleges that Equitable Life and Equitable Advisors Trust wrongfully misappropriated DH2, Inc.'s confidential and proprietary information to implement fair value pricing of securities within the subaccounts of DH2, Inc.'s variable annuity, which diminished the profitability of its proprietary trading strategy. The complaint also alleges that Equitable Life and Equitable Advisors Trust implemented fair value pricing for an improper purpose and without adequate disclosure. The complaint further alleges that Equitable Life and Equitable Advisors Trust are not permitted to implement fair value pricing of securities. The complaint has not been served upon either Equitable Life or Equitable Advisors Trust.

        In November 1997, an amended complaint was filed in PETER FISCHEL, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. In March 1999, the United States District Court for the Northern District of California entered an order certifying a class consisting of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of a unilateral contract, breach of fiduciary duty and promissory estoppel. In May 2001, plaintiffs filed a second amended complaint which, among other things, alleges that Equitable Life failed to comply with plan amendment procedures and deletes the promissory estoppel claim. In September 2001, Equitable Life filed a motion for summary judgment on all of plaintiffs' claims, and plaintiffs filed a motion for partial summary judgment on all claims except their claim for breach of fiduciary duty. In May 2002, the District Court issued an order granting plaintiffs' motion for partial summary judgment, granting Equitable Life's motion for summary judgment on plaintiffs' claim for breach of fiduciary duty and otherwise denying Equitable Life's motion for summary judgment. The court ruled that Equitable Life is liable to plaintiffs on their contract claims for subsidized benefits under ERISA. The court has deferred addressing the relief to which plaintiffs are entitled in light of the May 2002 order. In June 2000, plaintiffs appealed to the Court of Appeals for the Ninth Circuit contesting the District Court's award of legal fees to plaintiffs' counsel in connection with a previously settled count of the complaint unrelated to the health benefit claims. In that appeal, plaintiffs challenged the District Court's subject matter jurisdiction over the health benefit claims. A decision was rendered in October 2002 on that appeal. The Court of Appeals denied plaintiffs' challenge to the District Court's subject matter jurisdiction over the settled claim, affirmed the method that the District Court used to calculate the award of legal fees to plaintiffs' counsel and remanded for further consideration of the fee award. In May 2003, plaintiffs' motion for an award of additional legal fees from the settled claim settlement fund was denied by the District Court. Plaintiffs have appealed that order.

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. The parties agreed that the new individual claims of the five named plaintiffs regarding the delivery of announcements to them would be excluded from the class certification. In April 2003, defendants filed an answer to the amended complaint. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In July 2003, defendants filed a motion for summary judgment on the grounds that plaintiffs' claims are barred by applicable statutes of limitations. In October 2003, the District Court denied that motion.

        In January 2003, a putative class action entitled BERGER ET AL. V. AXA NETWORK, LLC AND THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was commenced in the United States District Court for the Northern District of Illinois by two former agents on behalf of themselves and other similarly situated present, former and retired agents who, according to the complaint, "(a) were discharged by Equitable Life from `statutory employee status' after January 1, 1999, because of Equitable Life's adoption of a new policy stating that in any given year, those who failed to meet specified sales goals during the preceding year would not be treated as `statutory employees,' or (b) remain subject to discharge from `statutory employee' status based on the policy applied by Equitable Life." The complaint alleges that the company improperly "terminated" the agents' full-time life insurance salesman statutory employee status in or after 1999 by requiring attainment of minimum production credit levels for 1998, thereby making the agents ineligible for benefits and "requiring" them to pay Self-Employment Contribution Act taxes. The former agents, who assert claims for violations of ERISA and 26 U.S.C. 3121, and breach of contract, seek declaratory and injunctive relief, plus restoration of benefits and an adjustment of their benefit plan contributions and payroll tax withholdings. In March 2003, Equitable Life filed a motion to dismiss the complaint. In July 2003, the United States District Court for the Northern District of Illinois granted in part and denied in part Equitable Life's motion to dismiss the complaint, dismissing plaintiffs' claims for violation of 26 U.S.C. 3121 and breach of contract. Equitable Life has answered plaintiffs' remaining claim for violation of ERISA. In July 2003, plaintiffs filed a motion for class certification. In November 2003, Equitable Life filed its opposition to the motion for class certification; that motion is currently pending and the case is currently in discovery.

        In May 2003, a putative class action complaint entitled ECKERT V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was filed in the United States District Court for the Eastern District of New York, as a case related to the MALHOTRA action described above. The complaint asserts a single claim for relief under Section 47(b) of the Investment Company Act of 1940, as amended based on Equitable Life's alleged failure to register as an investment company. According to the complaint, Equitable Life was required to register as an investment company because it was allegedly issuing securities in the form of variable insurance products and allegedly investing its assets primarily in other securities. The plaintiff purports to act on behalf of all persons who purchased or made an investment in variable insurance products from Equitable Life on or after May 7, 1998. The complaint seeks declaratory judgment permitting putative class members to elect to void their variable insurance contracts; restitution of all fees and penalties paid by the putative class members on the variable insurance products, disgorgement of all revenues received by Equitable Life on those products, and an injunction against the payment of any dividends by Equitable Life to the Holding Company. In June 2003, Equitable Life filed a motion to dismiss the complaint and that motion is currently pending.

        Between September and October 2003, ten substantially similar putative class action lawsuits were filed against AXA Financial (and in some cases AIMA Acquisition Co., a wholly owned subsidiary of AXA Financial ("AIMA")), The MONY Group Inc. ("MONY") and MONY's directors in the Court of Chancery of the State of Delaware in and for New Castle County, entitled BEAKOVITZ V. AXA FINANCIAL, INC., ET AL.; BELODOFF V. THE MONY GROUP INC., ET AL.; BRIAN V. THE MONY GROUP INC., ET AL.; BRICKLAYERS LOCAL 8 AND PLASTERERS LOCAL 233 PENSION FUND V. THE MONY GROUP, INC., ET AL.; CANTOR V. THE MONY GROUP INC., ET AL.; E.M. CAPITAL, INC. V. THE MONY GROUP INC., ET AL.; GARRETT V. THE MONY GROUP INC., ET AL.; LEBEDDA
        V. THE MONY GROUP INC., ET AL.; MARTIN V. ROTH, ET AL.; AND MUSKAL V. THE MONY GROUP INC., ET AL. (collectively, the MONY Stockholder Litigation). The complaints in these actions, all of which purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, challenge the proposed merger of MONY into AIMA and allege, among other things, that the $31.00 cash price per share to be paid to MONY stockholders in connection with the proposed merger is inadequate and that MONY's directors breached their fiduciary duties in negotiating and approving the merger agreement. The complaints also allege that AXA Financial, and in some cases AIMA, aided and abetted the alleged breaches of fiduciary duty by MONY's directors. The complaints seek various forms of relief, including damages and injunctive relief that would, if granted, prevent completion of the merger. In September 2003, a joint motion was filed on behalf of plaintiffs in six of the Delaware actions seeking to consolidate all actions. In November 2003, the Court of Chancery signed an order consolidating the actions and plaintiffs served a consolidated complaint. Pursuant to stipulation, in December 2003 defendants have contested the complaint. In January 2004, the Court of Chancery granted plaintiffs leave to amend their complaint. Plaintiffs have stated that they intend to file a motion for a preliminary injunction seeking to prevent completion of the merger. Defendants will oppose a motion for a preliminary injunction. The Court of Chancery has scheduled the hearing on plaintiffs' planned motion for February 17, 2004 and the parties are engaged in discovery.

        In addition, AXA Financial, MONY and MONY's directors have been named in two putative class action lawsuits filed in New York State Supreme Court in Manhattan, entitled LAUFER V. THE MONY GROUP, ET AL. and NORTH BORDER INVESTMENTS V. BARRETT, ET AL.. The complaints in these actions contain allegations substantially similar to those in the Delaware cases, and likewise purport to assert claims for breach of fiduciary duty against MONY's directors and for aiding and abetting a breach of fiduciary duty against AXA Financial. The complaints in these actions also purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, and seek various forms of relief, including damages and injunctive relief that would, if granted, prevent the completion of the merger. In December 2003, defendants contested the claims in the LAUFER and NORTH BORDER complaints. The parties in each of these actions are engaged in discovery.

        Although the outcome of litigation generally cannot be predicted with certainty, the Company's management believes that, subject to the foregoing, (i) the settlement of the MCEACHERN litigation and the Mississippi Actions, including the agents' cross-claims, will not have a material adverse effect on the consolidated financial position or results of operations of the Company and (ii) the ultimate resolution of the other litigations described above should not have a material adverse effect on the consolidated financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        Alliance Litigations
        --------------------

        In April 2001, an amended class action complaint entitled MILLER, ET AL.
        V. MITCHELL HUTCHINS ASSET MANAGEMENT, INC., ET AL. was filed in the United States District Court for the Southern District of Illinois against Alliance, Alliance Fund Distributors, Inc. (now known as AllianceBernstein Investment Research and Management, Inc., "ABIRM"), a wholly owned subsidiary of Alliance, and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA"), and breaches of common law fiduciary duty. The principal allegations of the amended complaint were that the advisory and distribution fees for certain mutual funds managed by Alliance were excessive and in violation of the ICA and the common law. Plaintiffs subsequently amended their compliant to include, as plaintiffs, shareholders of the AllianceBernstein Premier Growth Fund ("Premier Growth Fund"), the AllianceBernstein Quasar Fund (now known as AllianceBernstein Small Cap Growth Fund), the AllianceBernstein Growth and Income Fund, the AllianceBernstein Corporate Bond Fund, the AllianceBernstein Growth Fund, the AllianceBernstein Balanced Shares Fund, and the AllianceBernstein Americas Government Income Trust. In December 2003, the parties entered into a settlement agreement resolving the matter and the matter has been dismissed by the court.

        In December 2001, a complaint entitled BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. AND ALLIANCE PREMIER GROWTH FUND ("BENAK COMPLAINT") was filed in the United States District Court for the District of New Jersey against Alliance and Premier Growth Fund alleging that defendants violated Section 36(b) of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the general partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron, and as a consequence thereof, the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff alleges were caused by the alleged breach of the duty of loyalty. Subsequently, between December 2001 and July 2002, five complaints making substantially the same allegations and seeking substantially the same relief as the Benak Complaint were filed against Alliance and Premier Growth Fund. All of those actions were consolidated in the United States District Court for the District of New Jersey. In January 2003, a consolidated amended complaint entitled BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. ("BENAK CONSOLIDATED AMENDED COMPLAINT") was filed containing allegations similar to those in the individual complaints although it does not name the Premier Growth Fund as a defendant. In February 2003, the court granted with prejudice Alliance's motion to dismiss the Benak Consolidated Amended Complaint, holding that plaintiffs' allegations failed to state a claim under
        Section 36(b). Plaintiffs have thirty days from the entry of the dismissal order to appeal the court's decision dismissing the action. Alliance believes that plaintiffs' allegations in the Benak Consolidated Amended Complaint were without merit and intends to vigorously defend against any appeal that may be taken from the dismissal with prejudice of the action.

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("ENRON COMPLAINT") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including Alliance. The principal allegations of the Enron Complaint, as they pertain to Alliance, are that Alliance violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Corp. Zero Coupon Convertible Notes due 2021. Plaintiffs allege that Frank Savage, who was at that time an employee of Alliance and who was and remains a director of the general partner of Alliance, signed the registration statement at issue. Plaintiffs allege that the registration statement was materially misleading. Plaintiffs further allege that Alliance was a controlling person of Frank Savage. Plaintiffs therefore assert that Alliance is itself liable for the allegedly misleading registration statement. Plaintiffs seek recission or a recissionary measure of damages. In June 2002, Alliance moved to dismiss the Enron Complaint as the allegations therein pertain to it. In March 2003, that motion was denied. In May 2003, a First Amended Consolidated Complaint ("Enron Amended Consolidated Complaint"), with substantially identical allegations as to Alliance, was filed. Alliance filed its answer in June 2003. In May 2003, plaintiffs filed an Amended Motion For Class Certification. In October 2003, following the completion of class discovery, Alliance filed its opposition to class certification. Alliance's motion is pending. The case is currently in discovery. Alliance believes that plaintiffs' allegations in the Enron Amended Consolidated Complaint as to it are without merit and intends to vigorously defend against these allegations.

        In May 2002, a complaint entitled THE FLORIDA STATE BOARD OF ADMINISTRATION V. ALLIANCE CAPITAL MANAGEMENT L.P. ("SBA COMPLAINT") was filed in the Circuit Court of the Second Judicial Circuit, in and for Leon County, Florida against Alliance. The SBA Complaint alleges breach of contract relating to the Investment Management Agreement between The Florida State Board of Administration ("SBA") and Alliance, breach of the covenant of good faith and fair dealing contained in the Investment Management Agreement, breach of fiduciary duty, negligence, gross negligence and violation of the Florida Securities and Investor Protection Act, in connection with purchases and sales of Enron common stock for the SBA investment account. The SBA seeks more than $300 million in compensatory damages and an unspecified amount of punitive damages. In June 2002, Alliance moved to dismiss the SBA Complaint; in September 2002, the court denied Alliance's motion to dismiss the SBA Complaint in its entirety. In November 2003, the SBA filed an amended complaint ("Amended SBA Complaint"). While the Amended SBA Complaint contains the Enron claims, the Amended SBA Complaint also alleges that Alliance breached its contract with the SBA by investing in or continuing to hold stocks for the SBA's investment portfolio that were not "1 rated," the highest rating that Alliance's research analysts could assign. The SBA also added claims for negligent supervision and common law fraud. In December 2003, Alliance moved to dismiss the fraud and breach of fiduciary duty claims in the Amended SBA Complaint. In January 2004, the court denied that motion. The case is currently in discovery. Alliance believes the SBA's allegations in the Amended SBA Complaint are without merit and intends to vigorously defend against these allegations.

        In September 2002, a complaint entitled LAWRENCE E. JAFFE PENSION PLAN, LAWRENCE E. JAFFE TRUSTEE U/A 1198 V. ALLIANCE CAPITAL MANAGEMENT L.P., ALFRED HARRISON AND ALLIANCE PREMIER GROWTH FUND, INC. ("JAFFE COMPLAINT") was filed in the United States District Court for the Southern District of New York against Alliance, Alfred Harrison and Premier Growth Fund alleging violation of the ICA. Plaintiff seeks damages equal to Premier Growth Fund's losses as a result of Premier Growth Fund's investment in shares of Enron and a recovery of all fees paid to Alliance beginning November 1, 2000. In March 2003, the court granted Alliance's motion to transfer the Jaffe Complaint to the United States District Court for the District of New Jersey to be consolidated with the Benak Consolidated Amended Complaint already pending there. In December 2003, plaintiff filed an amended complaint ("Amended Jaffe Complaint") in the United States District Court for the District of New Jersey. The Amended Jaffe Complaint alleges violations of Section 36(a) of the ICA, common law negligence, and negligent misrepresentation. Specifically, the Amended Jaffe Complaint alleges that (i) the defendants breached their fiduciary duties of loyalty, care and good faith to Premier Growth Fund by causing Premier Growth Fund to invest in the securities of Enron, (ii) the defendants were negligent for investing in securities of Enron, and (iii) through prospectuses and other documents, defendants misrepresented material facts related to Premier Growth Fund's investment objective and policies. In January 2004, defendants moved to dismiss the Amended JAFFE COMPLAINT. Alliance and Alfred Harrison believe that plaintiff's allegations in the Amended JAFFE COMPLAINT are without merit and intend to vigorously defend against these allegations.

        In December 2002, a putative class action complaint entitled PATRICK J. GOGGINS ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("GOGGINS COMPLAINT") was filed in the United States District Court for the Southern District of New York against Alliance, Premier Growth Fund and individual directors and certain officers of Premier Growth Fund. In August 2003, the court granted Alliance's motion to transfer the Goggins Complaint to the United States District Court for the District of New Jersey. In December 2003, plaintiffs filed an amended complaint ("Amended Goggins Compliant") in the United States District Court for the District of New Jersey. The Amended Goggins Complaint alleges that defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act because Premier Growth Fund's registration statements and prospectuses contained untrue statements of material fact and omitted material facts. More specifically, the Amended Goggins Complaint alleges that the Premier Growth Fund's investment in Enron was inconsistent with the fund's stated strategic objectives and investment strategies. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Premier Growth Fund during the period October 31, 2000 through February 14, 2002. In January 2004, Alliance moved to dismiss the Amended Goggins Complaint. Alliance, Premier Growth Fund and the other defendants believe the plaintiffs' allegations in the Amended Goggins Complaint are without merit and intend to vigorously defend against these allegations.

        In August 2003, the Securities and Exchange Board of India ("SEBI") ordered that Samir C. Arora, a former research analyst/portfolio manager of Alliance, refrain from buying, selling or dealing in Indian securities. Until August 4, 2003, when Mr. Arora announced his resignation from Alliance, he served as head of Asian emerging markets equities and a fund manager of Alliance Capital Asset Management (India) Pvt. Ltd. ("ACAML"), a fund management company 75% owned by Alliance. The order states that Mr. Arora relied on unpublished price sensitive information in making certain investment decisions on behalf of certain clients of ACAML and Alliance, that there were failures to make required disclosures regarding the size of certain equity holdings, and that Mr. Arora tried to influence the sale of Alliance's stake in ACAML. Mr. Arora contested the findings in the order by filing objections and at a personal hearing held in August 2003. In September 2003, SEBI issued an order confirming its previous order against Mr. Arora. In October 2003, Mr. Arora filed an appeal with the Securities Appellate Tribunal ("SAT") seeking certain interim reliefs. Mr.

        Arora's appeal was heard by the SAT on December 15, 2003. The SAT passed an order on January 12, 2004 wherein it did not grant any interim reliefs to Mr. Arora since SEBI had stated that the investigations in the matter were in progress. However, the SAT has directed SEBI to complete the investigations by February 28, 2004 and to pass final orders in the matter by March 31, 2004. Alliance is reviewing this matter and, at the present time, management of Alliance does not believe its outcome will have a material impact on Alliance's results of operations or financial condition, and the Company's management does not believe its outcome will have a material impact on the Company's consolidated results of operations or financial position.

        In September 2003, SEBI issued to Alliance a show cause notice and finding of investigation (the "Notice"). The Notice requires Alliance to explain its failure to make disclosure filings as to the acquisition of shares of five (5) Indian equity securities held at various times by Alliance (through sub-accounts under foreign institutional investor licenses), ACAML and Alliance's local Indian mutual fund as required under the SEBI (Insider Trading) Regulations, 1992, and the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 when the holdings of the said entities in the Relevant Scrips crossed five percent (5%) which could make Alliance liable to pay penalties prescribed under Section 15A of the SEBI Act, 1992, which requires that disclosure be made when the holdings of an investor (or group of investors acting in concert) in an Indian security exceeds either five percent (5%) of the outstanding shares or changes by more than two percent (2%). In October 2003 and November 2003, Alliance filed its reply and written submissions, respectively. Alliance also had a personal hearing before the SEBI on October 21, 2003 and the decision of SEBI in relation to the Notice is pending. At the present time, management of Alliance does not believe the outcome of this matter will have a material impact on Alliance's results of operations or financial condition and the Company's management does not believe its outcome will have a material impact on the Company's consolidated results of operations or financial position.

        In October 2003, a purported class action complaint entitled ERB ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("ERB COMPLAINT") was filed in the Circuit Court of St. Clair County, State of Illinois against Alliance. Plaintiff, purportedly a shareholder in the Premier Growth Fund, alleges that Alliance breached unidentified provisions of Premier Growth Fund's prospectus and subscription and confirmation agreements that allegedly required that every security bought for Premier Growth Fund's portfolio must be a "1-rated" stock, the highest rating that Alliance's analysts could assign. Plaintiff alleges that Alliance impermissibly purchased shares of stocks that were not 1-rated. Plaintiff seeks rescission of all purchases of any non-1-rated stocks Alliance made for Premier Growth Fund over the past ten years, as well as an unspecified amount of damages. In November 2003, Alliance removed the Erb Complaint to the United States District Court for the Southern District of Illinois on the basis that plaintiff's alleged breach of contract claims are preempted under the Securities Litigation Uniform Standards Act. In December 2003, plaintiff filed a motion for remand. In February 2004, the court granted that motion and remanded the action to state court. Alliance believes that plaintiff's allegations in the Erb Complaint are without merit and intends to vigorously defend against these allegations.

        In October 2003, a purported class action complaint entitled HINDO ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND ET AL. ("HINDO COMPLAINT") was filed against Alliance, Alliance Holding, ACMC, AXA Financial, the AllianceBernstein family of mutual funds ("AllianceBernstein Funds"), the registrants and issuers of those funds, certain officers of Alliance (the "Alliance defendants"), and certain other defendants not affiliated with Alliance, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Funds. The Hindo Complaint alleges that certain of the Alliance defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts. Between October 3 and January 29, 2004, forty additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed against Alliance and certain other defendants, and others may be filed. These forty additional lawsuits are as follows:

        a) Federal Court Class Actions: Twenty-five of the lawsuits were brought as class actions filed in Federal court (twenty-one in the United States District Court for the Southern District of New York, two in the United States District Court for the District of New Jersey, one in the United States District Court for the Northern District of California, and one in the United States District
            Court for the District of Connecticut). Certain of these additional lawsuits allege claims under the Securities Act, the Exchange Act, the Advisers Act, the ICA and common law. All of these lawsuits are brought on behalf of shareholders of AllianceBernstein Funds, except three. Of these three, one was brought on behalf of a unitholder of Alliance Holding and two were brought on behalf of participants in the Profit Sharing Plan for Employees of Alliance Capital ("Plan"). The latter two lawsuits allege claims under Sections 404, 405 and 406 of ERISA, on the grounds that defendants violated fiduciary obligations to the Plan by failing to disclose the alleged market timing and late trading activities in AllianceBernstein Funds, and by permitting the Plan to invest in funds subject to those activities. One of these ERISA actions has been voluntarily dismissed. AXA Financial is named as a defendant, primarily as a control person of Alliance, in all but two of these cases (two of the twenty-five cases pending before the United States District Court for the Southern District of New York).

        b) Federal Court Derivative Actions: Eight of the lawsuits were brought as derivative actions in Federal court (one in the United States District Court for the Southern District of New York, five in the United States District Court for the Eastern District of New York, and two in the United States District Court for the District of New Jersey). These lawsuits allege claims under the Exchange Act,
            Section 36(b) of the ICA and/or common law. Six of the lawsuits were brought derivatively on behalf of certain AllianceBernstein Funds, with the broadest lawsuits being brought derivatively on behalf of all AllianceBernstein Funds, generally alleging that defendants violated fiduciary obligations to the AllianceBernstein Funds and/or fund shareholders by permitting select investors to engage in market timing activities and failing to disclose those activities. Two of the lawsuits were brought derivatively on behalf of Alliance Holding, generally alleging that defendants breached fiduciary obligations to Alliance Holding or its unitholders by failing to prevent the alleged undisclosed market timing and late trading activities from occurring. AXA Financial is named as a defendant, primarily as a control person of Alliance, in all but two of these cases (the one case pending before the United States District Court for the Southern District of New York and one of the two cases pending before the United States District Court for the District of New Jersey).

        c) State Court Representative Actions: Two lawsuits were brought as class actions in the Supreme Court of the State of New York, County of New York, by alleged shareholders of an AllianceBernstein Fund on behalf of shareholders of the AllianceBernstein Funds. The lawsuits allege that defendants allowed certain parties to engage in late trading and market timing transactions in the AllianceBernstein Funds and that such arrangements breached defendants' fiduciary duty to investors, and purport to state a claim for breach of fiduciary duty. One of the complaints also purports to state claims for breach of contract and tortious interference with contract. AXA Financial is named as a defendant, primarily as a control person of Alliance, in one of these two lawsuits.

        d) A lawsuit was filed in Superior Court for the State of California, County of Los Angeles, alleging that defendants violated fiduciary responsibilities and disclosure obligations by permitting certain favored customers to engage in market timing and late trading activities in the AllianceBernstein Funds, and purports to state claims of unfair business practices under Sections 17200 and 17303 of the California Business & Professional Code. Pursuant to these statutes, the action was brought on behalf of members of the general public of the State of California. AXA Financial is named as a defendant, primarily as a control person of Alliance.

        e) State Court Derivative Actions: Three lawsuits were brought as derivative actions in state court (one in the Supreme Court of the State of New York, County of New York, and two in the Superior Court of the State of Massachusetts, County of Suffolk). The New York action was brought derivatively on behalf of Alliance Holding and alleges that, in connection with alleged market timing and late trading transactions, defendants breached their fiduciary duties to Alliance Holding and its unitholders by failing to maintain adequate controls and employing improper practices in managing unspecified AllianceBernstein Funds. AXA Financial is named as a defendant, primarily as a control person of Alliance in the New York lawsuit. The Massachusetts actions were brought derivatively on behalf of certain AllianceBernstein Funds and allege state common law claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste and unjust enrichment. Both Massachusetts actions attempt to name AXA Financial as a defendant.

        f) State Court Individual Action: A lawsuit was filed in the District Court of Johnson County, Kansas, Civil Court Department, alleging that defendants were negligent and breached their fiduciary duties by knowingly entering into a number of illegal and improper arrangements with institutional investors for the purpose of engaging in late trading and market timing in AllianceBernstein Funds to the detriment of plaintiff and failing to disclose such arrangements in the AllianceBernstein Fund prospectuses, and purports to state claims under Sections 624 and 626 of the Kansas Consumer Protection Act, and Section 1268 of the Kansas Securities Act. The lawsuit also purports to state claims of negligent misrepresentation, professional negligence and breach of fiduciary duty under common law. AXA Financial is not named as a defendant in this lawsuit.

        All of these lawsuits seek an unspecified amount of damages. All of the Federal actions discussed above (i.e., the Hindo Complaint, Federal Court Class Actions and Federal Court Derivative Actions) are the subject of a petition or tag-along notices filed by Alliance before the Judicial Panel on Multidistrict Litigation ("MDL Panel") seeking to have all of the actions centralized in a single forum for pre-trial proceedings. On January 29, 2004, the MDL Panel held a hearing on these petitions. On February 20, 2004, the MDL Panel transferred all of the actions to the United States District Court for the District of Maryland. Pursuant to agreements among the parties, the Alliance defendants' and AXA Financial's responses to the Federal actions that have been served on Alliance and AXA Financial are stayed pending a decision on consolidation by the MDL panel and the filing of an amended or operative complaint. The various plaintiffs seeking appointment to serve as lead plaintiffs have stipulated to stay the lead plaintiff decision until after the MDL Panel makes a decision on the MDL petitions pending before it. In addition, discovery has not commenced in any of these cases. In most of them, discovery is stayed under the Private Securities Litigation Reform Act of 1995 or pursuant to an agreement among the parties.

        Defendants have removed each of the State Court Representative Actions discussed above, and thereafter submitted the actions to the MDL Panel in a notice of tag-along actions. Plaintiff in each of these actions has moved to remand the action back to state court or has indicated an intention to do so. Where defendants have responded to the complaints, defendants have moved to stay proceedings pending transfer by the MDL Panel.

        Defendants have not yet responded to the complaints filed in the State Court Derivative Actions.

        Alliance recorded charges to income totaling $330.0 million in 2003 in connection with establishing the $250.0 million restitution fund (which is discussed in detail under "Business - Regulation" in this Form 10-K) and certain other matters discussed above under "Alliance Litigations". Management of Alliance, however, cannot determine at this time the eventual outcome, timing or impact of these matters. Accordingly, it is possible that additional charges in the future may be required.

        With respect to the matters discussed above under "Alliance Litigations" (other than those referred to in the preceding paragraph and those related to SEBI), management of Alliance is unable to estimate the impact, if any, that the outcome of these matters may have on Alliance' results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of these matters may have on the Company's results of operations or financial position.


        In addition to the matters previously reported and those described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.


17)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2004 and the four successive years are $125.8 million, $123.6 million, $111.5 million, $97.8 million, $90.1 million and $764.0 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2004 and the four successive years is $13.0 million, $9.2 million, $2.9 million, $2.7 million, $2.3 million and $16.1 million thereafter.

        At December 31, 2003, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2004 and the four successive years is $80.7 million, $79.4 million, $78.4 million, $69.8 million, $62.2 million and $497.7 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2004 and 2005 are $2.0 million and $1.9 million, respectively.


18)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent; pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit Equitable Life to pay shareholder dividends not greater than $413.2 million during 2004. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2003, 2002 and 2001, the Insurance Group statutory net income totaled $549.4 million, $451.6 million and $547.7 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $4,476.6 million and $4,281.0 million at December 31, 2003 and 2002, respectively. In 2003, 2002 and 2001, respectively, $400.0 million, $500.0 million and $1.7 billion in shareholder dividends were paid by Equitable Life.

        At December 31, 2003, the Insurance Group, in accordance with various government and state regulations, had $27.2 million of securities deposited with such government or state agencies.

        In 1998, the NAIC approved a codification of statutory accounting practices ("Codification"), which provides regulators and insurers with uniform statutory guidance, addresses areas where statutory accounting previously was silent and changes certain existing statutory positions. Equitable Life and Equitable of Colorado became subject to Codification rules for all state filings upon adoption of Codification by the respective states.

        On December 27, 2000, an emergency rule was issued by the New York Insurance Department (NYID), which adopted Codification in New York effective on January 1, 2001 except where the guidance conflicted with New York Law. Differences in the New York regulation adopted in 2000 from Codification were in accounting for deferred taxes and goodwill, which are required to be disclosed in the notes to the Annual Statement, as well as the Annual Audited Report. On September 24, 2002, the bill authorizing the admissibility of deferred taxes by New York insurers was signed into law and was effective as of January 1, 2002. The impact of adopting the accounting for deferred taxes at January 1, 2002 was a $363.6 million decrease to surplus.

        The implementation of Codification in 2001 resulted in a $1,630.9 million increase to surplus and capital stock, principally due to the $1,660.8 million valuation adjustment related to Alliance.

        The application of the Codification rules as adopted by the State of Colorado had no significant effect on Equitable Life or Equitable of Colorado.

        At December 31, 2003 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2003.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured, (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and
        (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Net change in statutory surplus and
          capital stock....................................  $        43.4       $   (1,354.7)      $      104.1
        Change in AVR......................................          152.2             (464.7)            (230.2)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and AVR..........................................          195.6           (1,819.4)            (126.1)
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................         (245.7)             255.2              270.8
          DAC..............................................          556.1              458.1              458.5
          Deferred Federal income taxes....................           30.9             (634.6)            (354.8)
          Valuation of investments.........................           39.6              (74.8)              67.9
          Valuation of investment subsidiary...............         (321.6)           1,399.4           (1,507.9)
          Change in fair value of guaranteed minimum income
            benefit reinsurance contracts..................          (91.0)             120.0                -
          Shareholder dividends paid......................           400.0              500.0            1,700.0
          Changes in non-admitted assets...................          (35.1)             384.2              138.3
          Other, net.......................................           (2.1)             (23.7)               5.4
          GAAP adjustments for Other Discontinued
            Operations.....................................           (2.3)              23.0               (5.1)
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $       524.4       $      587.4       $      647.0
                                                            =================   ================   =================

                                      F-49


                                                                                  December 31,
                                                            ---------------------------------------------------------
                                                                  2003               2002                2001
                                                            -----------------   ----------------   ------------------
                                                                                 (In Millions)

        Statutory surplus and capital stock................  $     4,134.7       $    4,091.3       $    5,446.0
        AVR................................................          341.9              189.7              654.4
                                                            -----------------   ----------------   ------------------
        Statutory surplus, capital stock and AVR...........        4,476.6            4,281.0            6,100.4
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,483.3)          (1,237.6)          (1,492.8)
          DAC..............................................        6,290.4            5,801.0            5,513.7
          Deferred Federal income taxes....................       (1,729.8)          (1,835.8)          (1,252.2)
          Valuation of investments.........................        2,196.3            1,629.6              635.9
          Valuation of investment subsidiary...............       (1,513.0)          (1,191.4)          (2,590.8)
          Fair value of guaranteed minimum income benefit
            reinsurance contracts..........................           29.0              120.0                -
          Non-admitted assets..............................        1,130.2            1,162.3              778.1
          Issuance of surplus notes........................         (599.6)            (599.6)            (539.4)
          Other, net.......................................           77.7              157.2              536.6



          GAAP adjustments for Other Discontinued
            Operations.....................................         (103.9)            (108.7)            (123.8)
                                                            -----------------   ----------------   ------------------
        Equity of the Insurance Group......................  $     8,770.6       $    8,178.0       $    7,565.7
                                                            =================   ================   ==================


19)     ALLIANCE CHARGE FOR MUTUAL FUND MATTERS AND LEGAL PROCEEDINGS

        On December 18, 2003, Alliance reached terms with the SEC for the resolution of regulatory claims against Alliance with respect to market timing. The SEC accepted an Offer of Settlement submitted by Alliance. Alliance concurrently reached an agreement in principle with the New York Attorney General ("NYAG"), which is subject to final definitive documentation.

        The key provisions of the settlement with the SEC and NYAG are that Alliance must establish a $250 million fund to compensate fund shareholders for the adverse effect of market timing. Of the $250 million fund, $150 million is characterized as disgorgement and $100 million is characterized as a penalty. In addition, the agreement with the NYAG requires a weighted average reduction in fees of 20% on Alliance's U.S. long-term open-end retail funds for a minimum of five years, which commenced January 1, 2004. This reduction in fees is expected to reduce Alliance Capital revenues by approximately $70 million in 2004.

        Alliance recorded pre-tax charges to income of $190 million and a $140 million for the quarters ended September 30, 2003 and December 31, 2003, respectively, or $330 million for the year 2003, to cover restitution, litigation and other costs associated with these investigations and other litigation. The effect of this settlement on the Company's 2003 net earnings after reflecting its impact on incentive compensation, income taxes and minority interest was $90.1 million.


20)     BUSINESS SEGMENT INFORMATION

        The Company's operations consist of Insurance and Investment Services segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual funds, and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment principally includes Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowment funds and domestic and foreign financial institutions and governments, (b) private clients, including high net worth individuals, trusts and estates, charitable foundations and other entities, by means of separately managed accounts, hedge funds and other investment vehicles, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy, trading and other services. This segment also includes institutional Separate Accounts that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $103.0 million, $102.2 million and $116.6 million for 2003, 2002 and 2001, respectively, are included in total revenues of the Investment Services segment.

        The following tables reconcile segment revenues and earnings from continuing operations before Federal income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2003               2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)
       Segment revenues:
       Insurance..........................................   $     4,734.4       $     4,673.4     $     4,763.3
       Investment Services................................         2,738.5             2,744.9           2,994.4
       Consolidation/elimination..........................           (70.4)              (71.3)            (90.0)
                                                            -----------------   ----------------  ------------------
       Total Revenues.....................................   $     7,402.5       $     7,347.0     $     7,667.7
                                                            =================   ================  ==================

       Segment earnings (loss) from continuing operations
          before Federal income taxes
          and minority interest:
       Insurance..........................................   $       631.6       $       437.9     $       707.5
       Investment Services................................           318.6               590.7             585.4
                                                            -----------------   ----------------  ------------------
       Total Earnings from Continuing Operations
          before Federal Income Taxes
          and Minority Interest...........................   $       950.2       $     1,028.6     $     1,292.9
                                                            =================   ================  ==================

                                                                                   December 31,
                                                                  2003                2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)
       Assets:
       Insurance..........................................   $    98,822.1       $    80,638.7     $    84,572.2
       Investment Services................................        15,410.1            14,160.3          15,808.8
       Consolidation/elimination..........................            33.1                27.3             (94.4)
                                                            -----------------   ----------------  ------------------
       Total Assets.......................................   $   114,265.3       $    94,826.3     $   100,286.6
                                                            =================   ================  ==================

21)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2003 and 2002 are summarized below:

                                                                    Three Months Ended
                                       ------------------------------------------------------------------------------
                                           March 31           June 30           September 30          December 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (In Millions)
        2003
        Total Revenues................  $     1,674.7      $     1,826.8       $    1,857.8         $    2,043.2
                                       =================  =================   ==================   ==================

        Earnings from
          Continuing Operations.......  $        35.7      $       209.7       $      134.8         $      140.8
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        35.7      $       209.8       $      135.5         $      143.4
                                       =================  =================   ==================   ==================

        2002
        Total Revenues................  $     1,883.9      $     2,072.1       $    1,860.9         $    1,530.1
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations..................  $       162.6      $       206.5       $      267.1         $      (21.3)
                                       =================  =================   ==================   ==================

        Net Earnings..................  $       130.4      $       205.1       $      286.5         $      (34.6)
                                       =================  =================   ==================   ==================


22)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock incentive plan for employees of Equitable Life. Alliance sponsors its own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Stock-based employee compensation expense is not reflected in the statement of earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income had compensation expense as related to options awarded under the Company's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method, including the cost of the amendments and modifications made in connection with AXA's acquisition of the minority interest in the Holding Company:

                                                                  2003               2002                 2001
                                                            -----------------   ----------------   -------------------
                                                                                  (In Millions)

        Net income, as reported............................  $       524.4       $      587.4       $      647.0
        Less: total stock-based employee compensation
           expense determined under fair value method for
           all awards, net of Federal income tax benefit...          (35.8)             (36.0)             (22.2)
                                                            -----------------   ----------------   -------------------
        Pro Forma Net Earnings.............................  $       488.6       $      551.4       $      624.8
                                                            =================   ================   ===================

        In conjunction with approval of the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock, generally all outstanding options awarded under the 1997 and 1991 Stock Incentive Plans were amended to become immediately and fully exercisable pursuant to their terms upon expiration of the initial tender offer. In addition, the agreement provided that at the effective time of the merger, the terms of all outstanding options granted under those Plans would be further amended and converted into options of equivalent intrinsic value to acquire a number of AXA ordinary shares in the form of ADRs. Also pursuant to the agreement, holders of non-qualified options were provided with an alternative to elect cancellation of those options at the effective time of the merger in exchange for a cash payment from the Holding Company. For the year ended December 31, 2000, the Company recognized compensation expense of $493.9 million, representing the cost of these Plan amendments and modifications offset by an addition to capital in excess of par value.

        Beginning in 2001, under the 1997 Stock Incentive Plan, the Holding Company can grant AXA ADRs and options to purchase AXA ADRs. The options, which include Incentive Stock Options and Nonstatutory Stock Options, are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of stock options granted vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to 10 years from the date of grant.

        Following completion of the merger of AXA Merger Corp. with and into the Holding Company, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the Stock Appreciation Rights is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded an increase (reduction) in the Stock Appreciation Rights liability of $12.0 million and $(10.2) million for 2003 and 2002, respectively, reflecting the variable accounting for the Stock Appreciation Rights, based on the change in the market value of AXA ADRs in 2003 and 2002.

        The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2003, 2002 and 2001 follow:

                                       Holding Company                            Alliance
                           -----------------------------------------   -------------------------------
                               2003           2002         2001          2003      2002       2001
                           -------------  ------------- ------------   -------------------- ----------

        Dividend yield....    2.48%          2.54%         1.52%         6.1%      5.80%      5.80%

        Expected
          volatility......     46%            46%           29%           32%       32%        33%

        Risk-free interest
          rate............    2.72%          4.04%         4.98%         3.0%      4.2%       4.5%

        Expected life
          in years........      5              5             5            7.0       7.0        7.2

        Weighted average
          fair value per
          option at
          grant-date......    $4.39          $6.30         $9.42         $5.96     $5.89      $9.23

        A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2003. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the above-described cash settlement made pursuant to the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA's May 2001 four-for-one stock split and the related changes in ADR parity for each Holding Company share option:

                                                       Holding Company                          Alliance
                                             ------------------------------------   ---------------------------------
                                                                    Weighted                            Weighted
                                                                    Average                             Average
                                                  AXA ADRs          Exercise            Units           Exercise
                                               (In Millions)         Price          (In Millions)        Price
                                             ------------------- ----------------   --------------- -----------------


        :
        Balance at January 2, 2001                18.3              $21.65               15.4           $28.73
          Granted........................         17.0              $31.55                2.5           $50.34
          Exercised......................         (2.2)             $11.57               (1.7)          $13.45
          Forfeited......................         (3.1)             $32.02                (.3)          $34.51
                                             -------------------                    ---------------

        Balance at December 31, 2001.....         30.0              $31.55               15.9           $33.58
          Granted........................          6.7              $17.24                2.4           $33.32
          Exercised......................          (.2)             $10.70               (1.4)          $14.83
          Forfeited......................         (1.2)             $27.12                (.5)          $42.99
                                             -------------------                    ---------------

        Balance at December 31, 2002              35.3              $25.14               16.4           $34.92
          Granted.........................         9.1              $12.60                 .1           $35.01
          Exercised.......................        (1.7)              $7.85               (1.2)          $17.26
          Forfeited.......................        (1.8)             $25.16               (1.5)          $43.26
                                             -------------------                    ---------------
        Balance at December 31, 2003              40.9              $23.04               13.8           $35.55
                                             ===================                    ===============

        Information about options outstanding and exercisable at December 31, 2003 follows:

                                            Options Outstanding                            Options Exercisable
                             ---------------------------------------------------   -------------------------------------
                                                   Weighted
                                                    Average         Weighted                               Weighted
              Range of             Number          Remaining        Average             Number              Average
              Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
               Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
        --------------------------------------- ---------------- ---------------   ------------------   ----------------

              AXA ADRs
        ----------------------

          $ 6.325 - $ 9.01            .4               1.86           $ 7.64               .4                $ 7.63
          $10.195 - $15.20          11.8               8.35           $12.73              2.1                $13.23
          $15.995 - $22.84           9.9               6.82           $18.50              6.3                $18.66
          $26.095 - $33.025         13.8               4.63           $30.85              9.6                $30.48
          $36.031                    5.0               5.48           $36.03              5.0                $36.03
                              -----------------                                    ------------------
          $ 6.325 - $36.031         40.9               6.31           $23.04             23.4                $26.52
                              =================                                    ==================


              Alliance
        ----------------------
           $ 8.81 - $18.47           2.6               2.48           $13.19              2.6                $13.19
           $24.84 - $30.25           3.2               5.35           $27.90              2.9                $27.69
           $30.94 - $48.50           4.3               7.76           $40.63              1.8                $44.85
           $50.15 - $50.56           2.0               7.92           $50.25               .8                $50.25
           $51.10 - $58.50           1.7               6.95           $53.77              1.0                $53.76
                              -----------------                                    ------------------
           $ 8.81 - $58.50          13.8               6.13           $35.55              9.1                $31.89
                              =================                                    ==================

        The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over periods of up to ten years.

        In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2003, approximately
        13.0 million Alliance Holding units of a maximum 41.0 million units were subject to options granted and 103,262 Alliance Holding units were subject to awards made under this plan.

23)     RELATED PARTY TRANSACTIONS

        Beginning January 1, 2000, the Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $57.6 million and $39.7 million, respectively, for 2003 and 2002.

        The Company paid $639.1 million and $596.6 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2003 and 2002. The Company charged AXA Distribution's subsidiaries $304.4 million and $411.9 million, respectively, for their applicable share of operating expenses for 2003 and 2002, pursuant to the Agreements for Services.

        In September 2001, Equitable Life loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        Both Equitable Life and Alliance, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements which include technology and professional development arrangements. Payments by Equitable Life and Alliance to AXA under such agreements totaled approximately $16.7 million and $17.9 million in 2003 and 2002, respectively. Payments by AXA and AXA affiliates to Equitable Life under such agreements totaled $32.5 million and $17.6 million in 2003 and 2002, respectively.

        In 2003, Equitable Life entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect wholly owned subsidiary of the Holding Company, to cede certain term insurance policies written after December 2002. Equitable Life ceded $9.0 million of premiums and $2.8 million of reinsurance reserves to AXA Bermuda in 2003.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                                  2003               2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)

       Investment advisory and services fees..............   $       824.6       $       854.5     $       997.1
       Distribution revenues..............................           436.0               467.5             544.6
       Shareholder servicing fees.........................            82.3                89.7              87.2
       Other revenues.....................................            11.4                10.2              11.0
       Brokerage..........................................             3.6                 7.0               5.7

                      REPORT OF INDEPENDENT AUDITORS ON
                   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES





To the Board of Directors of
The Equitable Life Assurance Society of the United States


Our audits of the consolidated financial statements referred to in our report dated March 9, 2004 appearing on page F-1 of this Annual Report on Form 10-K also included an audit of the financial statement schedules listed in Item 15(a)2 of this Form 10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.




/s/PricewaterhouseCoopers LLP
New York, New York

March 9, 2004

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2003

                                                                                   Estimated          Carrying
Type of Investment                                              Cost (A)          Fair Value           Value
-------------------                                         -----------------   ----------------   ---------------
                                                                                (In Millions)

Fixed maturities:
   U.S. government, agencies and authorities..............   $       812.3       $      870.5       $      870.5
   State, municipalities and political subdivisions.......           188.2              200.3              200.3
   Foreign governments....................................           248.4              294.0              294.0
   Public utilities.......................................         2,994.1            3,214.1            3,214.1
   All other corporate bonds..............................        21,496.6           22,957.7           22,957.7
   Redeemable preferred stocks............................         1,412.0            1,558.9            1,558.9
                                                            -----------------   ----------------   ---------------
Total fixed maturities....................................        27,151.6           29,095.5           29,095.5
                                                            -----------------   ----------------   ---------------
Equity securities:
  Common stocks:
    Industrial, miscellaneous and all other...............            13.5               13.6               13.6
Mortgage loans on real estate.............................         3,503.1            3,761.7            3,503.1
Real estate...............................................           310.8              XXX                310.8
Real estate acquired in satisfaction of debt..............           275.8              XXX                275.8
Real estate joint ventures................................            69.9              XXX                 69.9
Policy loans..............................................         3,894.3            4,481.9            3,894.3
Other limited partnership interests.......................           775.5              775.5              775.5
Other invested assets.....................................         1,101.6            1,101.6            1,101.6
                                                            -----------------   ----------------   ---------------

Total Investments.........................................   $    37,096.1       $   39,229.8       $   39,040.1
                                                            =================   ================   ===============

(A) Cost for fixed maturities represents original cost, reduced by repayments and writedowns and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns; for other limited partnership interests, cost represents original cost adjusted for equity in earnings and distributions.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                         BALANCE SHEETS (PARENT COMPANY)
                           DECEMBER 31, 2003 AND 2002

                                                                                   2003                 2002
                                                                              -----------------    -----------------
                                                                                         (In Millions)

ASSETS
Investment:
  Fixed maturities:
    Available for sale, at estimated fair value (amortized
      cost of $26,874.1 and $24,480.4, respectively)........................  $     28,787.4       $     25,981.9
  Mortgage loans on real estate.............................................         3,503.1              3,746.2
  Equity real estate........................................................           656.4                717.3
  Policy loans..............................................................         3,670.4              3,805.8
  Investments in and loans to affiliates....................................         1,246.9              1,359.3
  Other equity investments..................................................           789.0                720.2
  Other invested assets.....................................................           590.7                892.4
                                                                              -----------------    -----------------
      Total investments.....................................................        39,243.9             37,223.1
Cash and cash equivalents...................................................           402.4                 15.3
Deferred policy acquisition costs...........................................         6,248.6              5,749.8
Amounts due from reinsurers.................................................         1,510.8              1,482.4
Other assets................................................................         2,228.8              2,289.2
Loans to affiliates.........................................................           400.0                413.0
Prepaid pension asset.......................................................           838.3                865.1
Separate Accounts assets....................................................        54,438.1             39,012.1
                                                                              -----------------    -----------------

Total Assets................................................................  $    105,310.9       $     87,050.0
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $     24,907.5       $     22,630.6
Future policy benefits and other policyholders liabilities..................        13,831.4             13,892.5
Short-term and long-term debt...............................................           847.9                847.8
Federal income taxes payable................................................         1,775.9              1,474.2
Other liabilities...........................................................           877.0                922.0
Separate Accounts liabilities...............................................        54,300.6             38,883.8
                                                                              -----------------    -----------------
      Total liabilities.....................................................        96,540.3             78,650.9
                                                                              -----------------    -----------------

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         4,848.2              4,812.8
Retained earnings...........................................................         3,027.1              2,902.7
Accumulated other comprehensive income......................................           892.8                681.1
                                                                              -----------------    -----------------
      Total shareholder's equity............................................         8,770.6              8,399.1
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................  $    105,310.9       $     87,050.0
                                                                              =================    =================


The financial information of The Equitable Life Assurance Society of the United States (Parent Company) should be read in conjunction with the Consolidated Financial Statements and Notes thereto. For information regarding capital in excess of par value refer to Note 1 of Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                     STATEMENTS OF EARNINGS (PARENT COMPANY)
                    YEARS ENDED DECEMBER 31, 2003, 2002, 2001



                                                                      2003                2002               2001
                                                                 -----------------   -----------------   ---------------
                                                                                     (In Millions)
REVENUES
Universal life and investment-type product policy fee
  income........................................................  $     1,373.1      $     1,312.3       $     1,337.4
Premiums........................................................          882.8              936.7             1,010.0
Net investment income...........................................        2,338.3            2,321.7             2,301.9
Investment losses, net..........................................          (70.6)            (264.1)             (201.4)
Equity in earnings of subsidiaries .............................           44.3              113.1               134.2
Commissions, fees and other income..............................          163.2              337.6               244.1
                                                                 -----------------   -----------------  ----------------
      Total revenues............................................        4,731.1            4,757.3             4,826.2
                                                                 -----------------   -----------------  ----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.........................................        1,691.0            2,025.7             1,878.9
Interest credited to policyholders' account balances............          946.6              945.5               957.1
Compensation and benefits.......................................          379.1              310.2               371.3
Commissions.....................................................        1,072.4              835.5               825.0
Interest expense................................................           58.8               72.5                71.5
Amortization of deferred policy acquisition costs...............          424.9              292.6               284.0
Capitalization of deferred policy acquisition costs.............         (990.0)            (753.2)             (743.4)
Rent expense....................................................           67.9               66.7                62.8
Amortization and depreciation...................................           98.1               88.0                92.1
Premium taxes...................................................           35.7               36.3                36.9
Other operating costs and expenses..............................          242.7              248.0               159.0
                                                                 -----------------   -----------------  ----------------
      Total benefits and other deductions.......................        4,027.2            4,167.8             3,995.2
                                                                 -----------------   -----------------  ----------------

Earnings from continuing operations before
  Federal income taxes..........................................          703.9              589.5               831.0
Federal income tax (expense) benefit............................         (182.9)              25.4              (224.4)
                                                                 -----------------   -----------------  ----------------
Earnings from continuing operations.............................          521.0              614.9               606.6
Earnings from discontinued operations, net of
   Federal income taxes.........................................            3.4                5.6                43.9
Cumulative effect of accounting changes, net of
   Federal income taxes.........................................            -                (33.1)               (3.5)
                                                                 -----------------   -----------------  ----------------
Net Earnings....................................................  $       524.4      $       587.4       $       647.0
                                                                 =================   =================  ================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                    STATEMENTS OF CASH FLOWS (PARENT COMPANY)
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                      2003                2002                2001
                                                                 -----------------   -----------------   ----------------
                                                                                     (In Millions)

Net earnings....................................................  $       524.4      $       587.4       $       647.0
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances..........          946.6              945.5               957.1
  Universal life and investment-type policy fee income..........       (1,373.1)          (1,312.3)           (1,337.4)
  Investment losses net.........................................           70.6              264.1               201.4
  Equity in net earnings of subsidiaries........................          (44.3)            (113.1)             (134.2)
  Dividends from subsidiaries...................................          181.8              213.6             1,289.4
  Change in deferred policy acquisition costs...................         (565.1)            (460.6)             (459.4)
  Change in future policy benefits and other policyholder
    funds.......................................................          (98.7)             216.1               (15.6)
  Change in prepaid pension asset...............................           26.8             (363.0)              (56.7)
  Change in fair value of guaranteed minimum income
      benefit reinsurance contract..............................           91.0             (120.0)                -
  Change in property and equipment..............................          (23.9)             (23.2)             (121.7)
  Change in Federal income tax payable..........................          193.0               93.2               573.9
  Amortization and depreciation.................................           98.1               88.0                92.1
  Other, net....................................................          187.2              118.2                57.9
                                                                 -----------------   -----------------  -----------------

Net cash provided by operating activities.......................          214.4              133.9             1,693.8
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments.....................................        4,180.6            2,973.1             2,429.1
  Sales.........................................................        4,778.7            7,624.4             7,470.3
  Purchases.....................................................      (11,403.4)         (12,609.2)          (11,775.1)
  Increase in loans to discontinued operations..................            2.5               38.1                14.7
  Change in short-term investments..............................          357.0             (570.9)              123.1
  Change in policy loans........................................          135.6               71.5               (52.2)
  Loans to affiliates...........................................            -                  -                (400.0)
  Other, net....................................................          (61.7)              97.5               (60.3)
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities...........................       (2,010.7)          (2,375.5)           (2,250.4)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits....................................................        5,689.6            4,384.9             3,252.1
    Withdrawals and transfers to Separate Accounts..............       (3,141.6)          (1,995.9)           (2,445.4)
  Net decrease in short-term financings.........................            (.2)               (.2)                (.2)
  Shareholder dividends paid....................................         (400.0)            (500.0)           (1,700.0)
  Other, net....................................................           35.6               59.1               (29.3)
                                                                 -----------------   -----------------  -----------------

Net cash provided (used) by financing activities................        2,183.4            1,947.9              (922.8)
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents.............................          387.1             (293.7)           (1,479.4)

Cash and cash equivalents, beginning of year....................           15.3              309.0             1,788.4
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year..........................  $       402.4      $        15.3       $       309.0
                                                                 =================   =================  =================

Supplemental cash flow information
  Interest Paid.................................................  $        43.2      $        43.6       $        43.4
                                                                 =================   =================  =================
  Income Taxes (Refunded) Paid..................................  $       (58.8)     $      (153.6)      $       517.0
                                                                 =================   =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                   AT AND FOR THE YEAR ENDED DECEMBER 31, 2003

                                                               Future Policy        Policy
                               Deferred                           Benefits         Charges          (1)
                                Policy       Policyholders'      and Other           and            Net
                             Acquisition        Account        Policyholders'      Premium       Investment
         Segment                Costs           Balance            Funds           Revenue         Income
-------------------------- --------------- ------------------ ----------------- -------------- ---------------
                                                      (In Millions)

Insurance..............     $    6,290.4     $    25,307.7     $   13,934.7      $    2,266.1   $    2,340.8
Investment
  Services.............              -                 -                -                -               16.9
Consolidation/
  elimination..........              -                 -                -                -               29.2
                           --------------- ------------------ ----------------- -------------- ---------------
Total..................     $    6,290.4     $    25,307.7     $   13,934.7      $    2,266.1   $     2,386.9
                           =============== ================== ================= ============== ===============

                                               Amortization
                            Policyholders'      of Deferred          (2)
                             Benefits and         Policy            Other
                               Interest         Acquisition       Operating
         Segment               Credited            Cost            Expense
-------------------------- ----------------- ------------------ ---------------


Insurance..............     $     2,677.9     $      434.6       $       990.3
Investment
  Services.............               -                -               2,419.9
Consolidation/
  elimination..........               -                -                 (70.4)
                           ----------------- ------------------ ---------------
Total..................     $     2,677.9     $      434.6       $     3,339.8
                           ================= ================== ===============



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                   AT AND FOR THE YEAR ENDED DECEMBER 31, 2002

                                                               Future Policy        Policy
                               Deferred                           Benefits         Charges          (1)
                                Policy       Policyholders'      and Other           and            Net
                             Acquisition        Account        Policyholders'      Premium       Investment
         Segment                Costs           Balance            Funds           Revenue         Income
-------------------------- -------------- ------------------- ----------------- -------------- ---------------
                                                      (In Millions)

Insurance..............     $    5,801.0     $    23,037.5     $   13,975.7      $    2,260.7   $    2,331.2
Investment
  Services.............              -                 -                -                -               18.0
Consolidation/
  elimination..........              -                 -                -                -               28.0
                           -------------- ------------------- ----------------- -------------- ---------------
Total..................     $    5,801.0     $    23,037.5     $   13,975.7      $    2,260.7   $     2,377.2
                           ============== =================== ================= ============== ===============

                                                Amortization
                             Policyholders'      of Deferred          (2)
                              Benefits and         Policy            Other
                                Interest         Acquisition       Operating
         Segment                Credited            Cost            Expense
--------------------------  ----------------- ------------------ ---------------


Insurance..............      $     3,008.5     $      296.7       $       930.3
Investment
  Services.............                -                -               2,154.2
Consolidation/
  elimination..........                -                -                 (71.3)
                            ----------------- ------------------ ---------------
Total..................      $     3,008.5     $      296.7       $     3,013.2
                            ================= ================== ===============



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 2001





                                                                    Policy
                                                                   Charges             (1)            Policyholders'
                                                                     and               Net             Benefits and
                                                                   Premium          Investment           Interest
                           Segment                                 Revenue            Income             Credited
--------------------------------------------------------------- ---------------  ----------------- ----------------------
                                                                                   (In Millions)

Insurance...................................................     $   2,362.2      $    2,337.9      $        2,870.5
Investment
  Services..................................................             -                39.9                   -
Consolidation/
  elimination...............................................             -                26.5                   -
                                                                ---------------  ----------------- ----------------------
Total.......................................................     $   2,362.2      $    2,404.3      $        2,870.5
                                                                ===============  ================= ======================

                                                                    Amortization
                                                                     of Deferred              (2)
                                                                       Policy                Other
                                                                     Acquisition           Operating
                                                                        Cost                Expense
                                                                 -------------------- --------------------


Insurance...................................................     $       287.9        $      897.4
Investment
  Services..................................................               -               2,409.0
Consolidation/
  elimination...............................................               -                 (90.0)
                                                                -------------------- --------------------
Total.......................................................     $       287.9        $    3,216.4
                                                                ===================== ====================



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE IV
                                 REINSURANCE (A)
           AT AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                         Assumed                            Percentage
                                                     Ceded to              from                             of Amount
                                   Gross               Other              Other              Net             Assumed
                                   Amount            Companies          Companies           Amount            to Net
                              -----------------   ----------------   -----------------  ---------------   ---------------
                                                                (Dollars In Millions)

2003
----
Life Insurance In-Force......  $    266,115.8      $   90,031.1       $   41,078.1       $   217,162.8         18.92%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        769.0      $       70.2       $      140.9       $       839.7         16.78%
Accident and health..........           144.8              98.2               12.1                58.7         20.61%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        913.8      $      168.4       $      153.0       $       898.4         17.03%
                              =================   ================   =================  ===============

2002
----
Life Insurance In-Force......  $    264,456.6      $   89,413.1       $   42,228.6       $   217,281.1         19.44%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        803.3      $       86.8       $      145.7       $       862.2         16.90%
Accident and health..........           151.3             104.0               35.7                83.0         43.01%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        954.6      $      190.8       $      181.4       $       945.2         19.19%
                              =================   ================   =================  ===============

2001
----
Life Insurance In-Force......  $    263,375.6      $   75,190.5       $   42,640.4       $   230,825.5         18.47%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        830.2      $       63.6       $      138.5       $       905.1         15.30%
Accident and health..........           159.8             109.5               64.5               114.8         56.18%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        990.0      $      173.1       $      203.0       $     1,019.9         19.90%
                              =================   ================   =================  ===============


(A) Includes amounts related to the discontinued group life and health business.

The Equitable Life Assurance Society
of the United States
Variable Life Insurance Policy
     IL COLI(R)

PROSPECTUS SUPPLEMENT DATED MAY 1, 2004
--------------------------------------------------------------------------------

This supplement updates certain information in the most recent prospectus you received for your Equitable variable life insurance policy listed above, and in any prior supplements to that prospectus.(1)

We have filed with the Securities and Exchange Commission (SEC) our Statement of Additional Information, dated May 1, 2004. It is available upon request free of charge by calling our toll free number at 888-855-5100 and requesting to speak with a Customer Service Representative. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.

(1) ABOUT THE PORTFOLIOS OF THE TRUSTS. You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as your Equitable Life policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.

Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios. Please see "Investment Portfolios" later in this supplement for information regarding the fees and expenses.


---------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
Portfolio Name                  Objective
---------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION         Seeks long-term capital appreciation and current income.
---------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE      Seeks long-term growth of capital.
 EQUITY
---------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND       Seeks a balance of high current income and capital
                                appreciation, consistent with a prudent level of risk.
---------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE     Seeks long-term growth of capital.
---------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD      Seeks high total return through a combination of current
                                income and capital appreciation.
---------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID CAP   Seeks long-term growth of capital.
 VALUE
---------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
Portfolio Name                  Adviser(s)
---------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION         o Equitable Life
---------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE      o Alliance Capital Management L.P.
 EQUITY                         o MFS Investment Management
                                o Marsico Capital Management, LLC
                                o Provident Investment Counsel, Inc.
---------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND       o BlackRock Advisors, Inc.
                                o Pacific Investment Management Company LLC
---------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE     o A I M Capital Management, Inc.
                                o RCM Capital Management LLC
                                o Wellington Management Company, LLP
---------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD      o Alliance Capital Management L.P.
                                o Pacific Investment Management Company LLC
---------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID CAP   o AXA Rosenberg Investment Management LLC
 VALUE                          o TCW Investment Management Company
                                o Wellington Management Company, LLP
---------------------------------------------------------------------------------------------

----------

(1) The dates of such prior prospectuses are listed for your information in the Appendix to this supplement. You should keep this supplement with your prospectus and any previous prospectus supplement. We will send you another copy of any prospectus or supplement, without charge, on written request.


    Copyright 2004 The Equitable Life Assurance Society of the United States.
                              All rights reserved.

                                                                  X00729/AGENCY

---------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
Portfolio Name                   Objective
---------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY*      Seeks long-term growth of capital.
---------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                   Objective
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK         Seeks to achieve long-term growth of capital.
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND           Seeks to provide a high total return.
 INCOME
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE         Seeks to achieve high current income consistent with
 GOVERNMENT SECURITIES           relative stability of principal.
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL        Seeks to achieve long-term growth of capital.
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       Seeks to achieve long-term growth of capital.
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         Seeks to achieve high current income consistent with
                                 moderate risk to capital.
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            Seeks to achieve long-term growth of capital.
 GROWTH
---------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.
---------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              Seeks to achieve long-term growth of capital.
 RESEARCH
---------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         Seeks to achieve long-term growth of capital.
 EQUITY
---------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       Seeks long-term capital appreciation.
---------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              Seeks a total return before expenses that approximates
                                 the total return performance of the S&P 500 Index,
                                 including reinvestment of dividends, at a risk level
                                 consistent with that of the S&P 500 Index.
---------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA               Seeks long-term capital growth.
---------------------------------------------------------------------------------------------------
EQ/FI MID CAP                    Seeks long-term growth of capital.
---------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        Seeks long-term capital appreciation.
---------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH        Seeks long-term growth of capital
---------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 Seeks long-term growth of capital.
---------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           Seeks capital appreciation and secondarily, income.
 EQUITY
---------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL         Seeks capital appreciation.
 VALUE
---------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           Seeks to provide long-term capital growth.
 COMPANIES
---------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
Portfolio Name                   Adviser(s)
---------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY*      o Firsthand Capital Management, Inc.
                                 o RCM Capital Management LLC
                                 o Wellington Management Company, LLP
---------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                   Adviser(s)
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK         o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND           o Alliance Capital Management L.P.
 INCOME
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE         o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL        o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            o Alliance Capital Management L.P.
 GROWTH
---------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   o Alliance Capital Management L.P.,
                                   through its Bernstein Investment Research
                                   and Management Unit
---------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              o Capital Guardian Trust Company
 RESEARCH
---------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.         o Capital Guardian Trust Company
 EQUITY
---------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY       o Morgan Stanley Investment Management, Inc.
---------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA               o Evergreen Investment Management
                                   Company, LLC
---------------------------------------------------------------------------------------------------
EQ/FI MID CAP                    o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH        o Janus Capital Management LLC
---------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS                 o Marsico Capital Management, LLC
---------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE           o Mercury Advisors
 EQUITY
---------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL         o Merrill Lynch Investment Managers
 VALUE                             International Limited
---------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           o MFS Investment Management
 COMPANIES
---------------------------------------------------------------------------------------------------

2

---------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                   Objective
---------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST           Seeks long-term growth of capital with secondary
                                 objective to seek reasonable current income.
---------------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.
---------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME        Seeks capital growth. Current income is a secondary
 VALUE                           objective.
---------------------------------------------------------------------------------------------------
EQ/TECHNOLOGY*                   Seeks to achieve long-term growth of capital.
---------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE
PRODUCTS -- SERVICE CLASS 2
Portfolio Name                   Objective
---------------------------------------------------------------------------------------------------
FIDELITY VIP CONTRAFUND(R)       Seeks long-term capital appreciation.
---------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME       Seeks reasonable income. The fund will also consider the
                                 potential for capital appreciation. The Fund's goal is to
                                 achieve a yield that exceeds the composite yield on the
                                 securities comprising the Standard & Poors 500 Index.
---------------------------------------------------------------------------------------------------
FIDELITY VIP MID CAP             Seeks long-term growth of capital.
---------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH & INCOME     Seeks high total return through a combination of current
                                 income and capital appreciation.
---------------------------------------------------------------------------------------------------
FIDELITY VIP ASSET MANAGER:      Seeks to maximize total return by allocating its assets
 GROWTH(R)                       among stocks, bonds, short-term instruments and other
                                 investments.
---------------------------------------------------------------------------------------------------
FIDELITY VIP INVESTMENT GRADE    Seeks a high level of current income as is consistent with
 BOND                            the preservation of capital.
---------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE               Seeks capital appreciation.
---------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE STRATEGIES    Seeks capital appreciation.
---------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME         Seeks high level of current income, while also considering growth of capital.
---------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT
Portfolio Name                   Objective
---------------------------------------------------------------------------------------------------
PEA RENAISSANCE                  Seeks long-term capital appreciation and income.
---------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL
FUNDS, INC.
Portfolio Name                   Objective
---------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)   Seeks to provide above average current income and
                                 long-term capital appreciation by investing primarily in
                                 equity securities of companies in the U.S. real estate
                                 industry, including real estate investment trusts.
---------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
Portfolio Name                   Adviser(s)
---------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST           o MFS Investment Management
---------------------------------------------------------------------------------------------------
EQ/MONEY MARKET                  o Alliance Capital Management L.P.
---------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME        o Putnam Investment Management, LLC
 VALUE
---------------------------------------------------------------------------------------------------
EQ/TECHNOLOGY*                   o Firsthand Capital Management, Inc.
                                 o RCM Capital Management LLC
                                 o Wellington Management Company, LLP
---------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE
PRODUCTS -- SERVICE CLASS 2
Portfolio Name                   Investment Manager
---------------------------------------------------------------------------------------------------
FIDELITY VIP CONTRAFUND(R)       o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME       o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------------
FIDELITY VIP MID CAP             o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH & INCOME     o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------------
FIDELITY VIP ASSET MANAGER:      o Fidelity Management & Research Company
 GROWTH(R)
---------------------------------------------------------------------------------------------------
FIDELITY VIP INVESTMENT GRADE    o Fidelity Management & Research Company
 BOND
---------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE               o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------------
FIDELITY VIP VALUE STRATEGIES    o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME         o Fidelity Management & Research Company
---------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT
Portfolio Name                   Investment Manager
---------------------------------------------------------------------------------------------------
PEA RENAISSANCE                  o OpCap Advisors LLC
---------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL
FUNDS, INC.
Portfolio Name                   Investment Manager
---------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class I(1)   o Van Kampen(2)
---------------------------------------------------------------------------------------------------

* See "Combination of certain investment options" below for information regarding the availability of these portfolios.

(1)  'Class I' shares are defined in the current underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.
                                                                               3

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this supplement, you may call one of our customer service representatives at 888-855-5100.

(2) COMBINATION OF CERTAIN INVESTMENT OPTIONS. Subject to shareholder approval, on or about May 14, 2004, we anticipate that the EQ/Technology investment option (the "replaced option"), which invests in a corresponding portfolio of EQ Advisors Trust, will be merged into the AXA Premier VIP Technology investment option (the "surviving option"), which invests in a corresponding portfolio of AXA Premier VIP Trust. The AXA Premier VIP Technology option will first become available under the policies at the time that its interests replace interests in the EQ/Technology option. At that time, we will move the assets in the replaced option into the surviving option and all allocation elections to the replaced option will be considered allocations to the surviving option. Please see "Investment Portfolios" immediately below for information regarding AXA Premier VIP Technology's fees and charges.

(3) INVESTMENT PORTFOLIOS. Your policy offers the investment portfolios listed in the table below, along with the Guaranteed Interest Account. In addition to the other charges we make under your policy, you also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option (Fund) you are using.

This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.

--------------------------------------------------------------------------------------------------------
          Portfolio operating expenses expressed as an annual percentage of daily net assets
--------------------------------------------------------------------------------------------------------
                                                                                     Lowest      Highest
                                                                                     ------      -------
Total Annual Portfolio Operating Expenses for 2003 (expenses that are                 0.31%       4.50%
deducted from Portfolio assets including management fees, 12b-1 fees, service fees and/or other expenses)(1)
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
This table shows the fees and expenses for 2003 as an annual percentage of each Portfolio's daily average net assets.
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
                                                 Management                      Other
Portfolio Name                                    Fees(2)     12b-1 Fees(3)    Expenses(4)
-------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                          0.60%         0.25%            0.26%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                        1.20%         0.25%            0.48%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value                1.10%         0.25%            0.31%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Aggressive Equity                  0.62%           --             0.15%
-------------------------------------------------------------------------------------------------------
AXA Moderate Allocation                            0.10%           --             0.39%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                         0.59%           --             0.16%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology*                        1.20%         0.25%            0.83%
-------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
-------------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                           0.48%           --             0.06%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                      0.57%           --             0.06%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities     0.49%           --             0.08%
-------------------------------------------------------------------------------------------------------
EQ/Alliance International                          0.74%           --             0.13%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                         0.90%         0.25%            0.05%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Quality Bond                           0.52%           --             0.06%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                       0.75%           --             0.07%
-------------------------------------------------------------------------------------------------------
EQ/Technology*                                     0.90%         0.25%            0.09%
-------------------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                     0.64%         0.25%            0.06%
-------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Research                       0.65%         0.25%            0.07%
-------------------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                    0.65%         0.25%            0.07%
-------------------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity                         1.15%         0.25%            0.40%
-------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index                                0.25%           --             0.06%
-------------------------------------------------------------------------------------------------------
EQ/Evergreen Omega                                 0.65%         0.25%            0.25%
-------------------------------------------------------------------------------------------------------
EQ/FI Mid Cap                                      0.70%         0.25%            0.08%
-------------------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                          0.75%         0.25%            0.10%
-------------------------------------------------------------------------------------------------------
EQ/Janus Large Cap Growth                          0.90%         0.25%            0.09%
-------------------------------------------------------------------------------------------------------
EQ/Marsico Focus                                   0.90%         0.25%            0.07%
-------------------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                      0.60%         0.25%            0.07%
-------------------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                   0.65%         0.25%            0.07%
-------------------------------------------------------------------------------------------------------
EQ/MFS Investors Trust                             0.60%         0.25%            0.11%
-------------------------------------------------------------------------------------------------------
EQ/Money Market                                    0.33%           --             0.06%
-------------------------------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                    0.60%         0.25%            0.10%
-------------------------------------------------------------------------------------------------------
EQ/Mercury International Value                     0.85%         0.25%            0.16%
-------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
-------------------------------------------------------------------------------------------------------
PEA Renaissance                                    0.80%           --             0.91%
-------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
-------------------------------------------------------------------------------------------------------
U.S. Real Estate - Class I                         0.80%           --             0.31%
-------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS:
-------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)                         0.58%         0.25%            0.10%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income                         0.48%         0.25%            0.09%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap                               0.58%         0.25%            0.12%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income                       0.48%         0.25%            0.12%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)              0.58%         0.25%            0.22%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond                 0.43%         0.25%            0.11%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Value                                 0.58%         0.25%            3.67%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Value Strategies                      0.58%         0.25%            0.16%
-------------------------------------------------------------------------------------------------------
Fidelity VIP High Income                           0.58%         0.25%            0.12%
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
                                                                        Fee Waivers
                                              Underlying                  and/or
                                              Portfolio       Total       Expense      Net Total
                                               Fees and      Annual      Reimburse-      Annual
Portfolio Name                                Expenses(5)    Expenses      ments(6)     Expenses
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Core Bond                          --            1.11%      (0.16)%       0.95%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Health Care                        --            1.93%      (0.08)%       1.85%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Small/Mid Cap Value                --            1.66%      (0.06)%       1.60%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Aggressive Equity                  --            0.77%         --         0.77%
-------------------------------------------------------------------------------------------------------
AXA Moderate Allocation                            0.86%         1.35%      (0.43)%       0.92%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP High Yield                         --            0.75%         --         0.75%
-------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology*                        --            2.28%      (0.43)%       1.85%
-------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
-------------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                           --            0.54%         --         0.54%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Growth and Income                      --            0.63%         --         0.63%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Intermediate Government Securities     --            0.57%         --         0.57%
-------------------------------------------------------------------------------------------------------
EQ/Alliance International                          --            0.87%      (0.02)%       0.85%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Premier Growth                         --            1.20%      (0.04)%       1.16%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Quality Bond                           --            0.58%         --         0.58%
-------------------------------------------------------------------------------------------------------
EQ/Alliance Small Cap Growth                       --            0.82%         --         0.82%
-------------------------------------------------------------------------------------------------------
EQ/Technology*                                     --            1.24%      (0.09)%       1.15%
-------------------------------------------------------------------------------------------------------
EQ/Bernstein Diversified Value                     --            0.95%       0.00%        0.95%
-------------------------------------------------------------------------------------------------------
EQ/Capital Guardian Research                       --            0.97%      (0.02)%       0.95%
-------------------------------------------------------------------------------------------------------
EQ/Capital Guardian U.S. Equity                    --            0.97%      (0.02)%       0.95%
-------------------------------------------------------------------------------------------------------
EQ/Emerging Markets Equity                         --            1.80%       0.00%        1.80%
-------------------------------------------------------------------------------------------------------
EQ/Equity 500 Index                                --            0.31%         --         0.31%
-------------------------------------------------------------------------------------------------------
EQ/Evergreen Omega                                 --            1.15%      (0.20)%       0.95%
-------------------------------------------------------------------------------------------------------
EQ/FI Mid Cap                                      --            1.03%      (0.03)%       1.00%
-------------------------------------------------------------------------------------------------------
EQ/FI Small/Mid Cap Value                          --            1.10%       0.00%        1.10%
-------------------------------------------------------------------------------------------------------
EQ/Janus Large Cap Growth                          --            1.24%      (0.09)%       1.15%
-------------------------------------------------------------------------------------------------------
EQ/Marsico Focus                                   --            1.22%      (0.07)%       1.15%
-------------------------------------------------------------------------------------------------------
EQ/Mercury Basic Value Equity                      --            0.92%       0.00%        0.92%
-------------------------------------------------------------------------------------------------------
EQ/MFS Emerging Growth Companies                   --            0.97%         --         0.97%
-------------------------------------------------------------------------------------------------------
EQ/MFS Investors Trust                             --            0.96%      (0.01)%       0.95%
-------------------------------------------------------------------------------------------------------
EQ/Money Market                                    --            0.39%         --         0.39%
-------------------------------------------------------------------------------------------------------
EQ/Putnam Growth & Income Value                    --            0.95%       0.00%        0.95%
-------------------------------------------------------------------------------------------------------
EQ/Mercury International Value                     --            1.26%      (0.01)%       1.25%
-------------------------------------------------------------------------------------------------------
PIMCO ADVISORS VIT:
-------------------------------------------------------------------------------------------------------
PEA Renaissance                                    --            1.71%      (0.63)%       1.08%
-------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
-------------------------------------------------------------------------------------------------------
U.S. Real Estate - Class I                         --            1.11%      (0.01)%       1.10%
-------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS:
-------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)                         --            0.93%       0.00%        0.93%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income                         --            0.82%       0.00%        0.82%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap                               --            0.95%       0.00%        0.95%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Growth & Income                       --            0.85%       0.00%        0.85%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager: Growth(R)              --            1.05%       0.00%        1.05%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade Bond                 --            0.79%       0.00%        0.79%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Value                                 --            4.50%      (2.99)%       1.51%
-------------------------------------------------------------------------------------------------------
Fidelity VIP Value Strategies                      --            0.99%       0.00%        0.99%
-------------------------------------------------------------------------------------------------------
Fidelity VIP High Income                           --            0.95%       0.00%        0.95%
-------------------------------------------------------------------------------------------------------

* See "Combination of certain investment options" earlier in this supplement for information regarding the availability of these portfolios.

(1) Total Annual Expenses may be based, in part, on estimated amounts for options added during the fiscal year 2003 and for the underlying portfolios.

(2) The management fees shown reflect revised management fees, effective May 1, 2004, which were approved by shareholders. The management fees for each Portfolio cannot be increased without a vote of each Portfolio's shareholders.

(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contracts. A "--" indicates that there is no Rule 12b-1 Plan in place for the Portfolio shown.

(4) Other expenses shown are those incurred in 2003. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses.

(5) The AXA Moderate Allocation variable investment option invests in a corresponding portfolio of AXA Premier VIP Trust. The AXA Moderate Allocation portfolio in turn invests in shares of other portfolios of EQ Advisors Trust and AXA Premier VIP Trust ("the underlying portfolios"). Amounts shown reflect the AXA Moderate Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been weighted based on the respective investment allocations as of 12/31/03. A "-" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.

(6) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "-" indicates that there is no expense limitation in effect. "0.0%" indicates that the expense limitation arrangement did not result in a fee waiver reimbursement. Equitable Life, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2005. Under these agreements Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of The Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio -- Class I and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. OpCap Advisors LLC is the Investment Adviser of PIMCO Advisors VIT--PEA Renaissance Portfolio, and has contractually agreed to waive any amounts payable to the Investment Adviser and reimburse the Portfolio so that the total operating expenses of the Portfolio (net of any expense offsets) do not exceed specified amounts. Fidelity Management & Research Company, the manager of Fidelity VIP Value and Fidelity VIP Strategies, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the Prospectus for each applicable underlying Trust for more information about the arrangements. The Fidelity Variable Insurance Product Portfolios also use a portion of their custody fees to reduce each Portfolio's expenses. In addition, a portion of the brokerage commissions of certain portfolios of AXA Premier VIP Trust Portfolio and EQ Advisors Trust Portfolio is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:

-----------------------------------------------------
Portfolio Name
-----------------------------------------------------
   AXA Moderate Allocation                 0.79%
-----------------------------------------------------
   AXA Premier VIP Health Care             1.84%
-----------------------------------------------------
   AXA Premier VIP Small/Mid Cap Value     1.52%
-----------------------------------------------------
   AXA Premier VIP Aggressive Equity       0.70%
-----------------------------------------------------
   AXA Premier VIP Technology              1.70%
-----------------------------------------------------
   EQ/Alliance Common Stock                0.52%
-----------------------------------------------------
   EQ/Alliance Growth and Income           0.60%
-----------------------------------------------------
   EQ/Alliance Premier Growth              1.15%
-----------------------------------------------------
   EQ/Alliance Small Cap Growth            0.78%
-----------------------------------------------------
   EQ/Technology*                          1.01%
-----------------------------------------------------
   EQ/Capital Guardian Research            0.93%
-----------------------------------------------------
   EQ/Capital Guardian U.S. Equity         0.93%
-----------------------------------------------------
   EQ/Emerging Markets Equity              1.78%
-----------------------------------------------------
   EQ/Evergreen Omega                      0.84%
-----------------------------------------------------
   EQ/FI Mid Cap                           0.88%
-----------------------------------------------------
   EQ/FI Small/Mid Cap Value               1.04%
-----------------------------------------------------
   EQ/Marsico Focus                        1.10%
-----------------------------------------------------
   EQ/Mercury Basic Value Equity           0.91%
-----------------------------------------------------
   EQ/MFS Emerging Growth Companies        0.96%
-----------------------------------------------------
   EQ/MFS Investors Trust                  0.94%
-----------------------------------------------------
   EQ/Putnam Growth & Income Value         0.93%
-----------------------------------------------------
   EQ/Mercury International Value          1.18%
-----------------------------------------------------
   Fidelity VIP Contrafund(R)              0.90%
-----------------------------------------------------
   Fidelity VIP Equity-Income              0.81%
-----------------------------------------------------
   Fidelity VIP Mid Cap                    0.93%
-----------------------------------------------------
   Fidelity VIP Growth & Income            0.84%
-----------------------------------------------------
   Fidelity VIP Asset Manager: Growth(R)   1.04%
-----------------------------------------------------
   Fidelity VIP Value                      1.45%
-----------------------------------------------------
   Fidelity VIP Value Strategies           0.96%
-----------------------------------------------------

(4) EQUITABLE. We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life, however, has any legal responsibility to pay amounts that Equitable Life owes under the policies.
6

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

(5) EQUITABLE LIFE'S PENDING NAME CHANGE. Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."

(6) HOW TO REACH US. To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. For more information regarding effective dates for processing telephone, Internet and facsimile requests, please see your prospectus.


-------------------------------------------------------------------------------
By mail:
-------------------------------------------------------------------------------

At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047


-------------------------------------------------------------------------------
By express delivery only:
-------------------------------------------------------------------------------

At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277
1-704-341-7000 (for express delivery purposes only)



-------------------------------------------------------------------------------
By toll-free phone:
-------------------------------------------------------------------------------

Customer service representative available weekdays 8 AM to 9 PM, Eastern Time:
1-888-855-5100.



-------------------------------------------------------------------------------
By e-mail:
-------------------------------------------------------------------------------

life-service@equitable.com


-------------------------------------------------------------------------------
By facsimile (fax):
-------------------------------------------------------------------------------

1-704-540-9714



-------------------------------------------------------------------------------
By Internet:
-------------------------------------------------------------------------------

If you are an AXA Advisors client, our Website is AXAonline.com. All other clients may access EQAccess by visiting our other Website at http://www.equitable.com. Our websites provide access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).

                                 ----------------

REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:

(1) request for dollar cost averaging (our automatic transfer service);

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3) request for asset rebalancing; and

(4) designation of new policy owner(s).

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:

(a) policy surrenders;

(b) address changes;

(c) beneficiary changes;

(d) transfers among investment options; and
                                                                               7

(e) changes in allocation percentages for premiums and deductions.

You can also change your allocation percentages, transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information, please see your prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing."

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests and notices to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.

(7) INFORMATION PERTAINING TO THE GUARANTEED INTEREST OPTION. As described in your Prospectus, your policy permits you to transfer a limited amount of your policy's account value out of the guaranteed interest option ("GIO") during certain time periods (the "GIO Transfer Period"). Through September 30, 2004, we are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter (through September 30, 2004), you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option whether or not you are within the GIO Transfer Period.

You can request a transfer over the telephone by calling 1-888-855-5100 or via the Internet by visiting our websites. If you are an AXA Advisors client, our website is AXAonline.com. All other clients may access EQAccess by visiting our other website at http://www.equitable.com. You can also write to us at our Administrative Office. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern) take effect the next business day. Your transfer request must be received by 4:00 p.m. Eastern time on September 30, 2004 in order to take advantage of this unrestricted transfer opportunity.

Please note that this offer does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit. Additionally, depending on your policy, there may be a charge for making this transfer. Your Prospectus will specify if your policy imposes a charge for this transfer.

(8) DISRUPTIVE TRANSFER ACTIVITY. Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. We currently use the procedures described below to discourage disruptive transfer activity in AXA Premier VIP Trust and EQ Advisors Trust. You should understand, however, that these procedures are subject to the following limitations: (1) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (2) the design of these procedures involves inherently subjective judgments, which we and AXA Premier VIP Trust and EQ Advisors Trust seek to make in a fair and reasonable manner consistent with interests of all policy and contract owners. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

If we determine that your transfer patterns are disruptive, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to reduce disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio. When a potentially disruptive transfer into or out of a portfolio occurs on a day when the portfolio's aggregate deposits or aggregate redemptions exceed our monitoring threshold, we may take the actions described above to restrict availability of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We also currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider potentially disruptive transfer activity and our monitoring procedures and thresholds, as well as change our procedures to restrict this activity.

Our ability to monitor potentially disruptive transfer activity is limited in certain circumstances. Group annuity contracts may be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. Also, underlying portfolios that are not in AXA Premier VIP Trust or EQ Advisors Trust may be available for investment through companies that may have policies and procedures regarding disruptive transfer activity that are different from ours. Please see the prospectuses for those underlying portfolios for more information.

Appendix

--------------------------------------------------------------------------------

DATES OF PREVIOUS PROSPECTUSES AND SUPPLEMENTS(1)


THIS SUPPLEMENT UPDATES
THE PROSPECTUSES DATED                                                        WHICH RELATE TO OUR
----------------------------------------------------------------------------------------------------
December 19, 1994; May 1, 1995 through May 1, 2003;
September 15, 1995; January 1, 1997; and October 18, 1999 as previously supplemented on May 1, 1996 through May 1, 2002; May 12, 2000;
June 23, 2000; September 1, 2000; February 9, 2001; September 4, 2001;
December 1, 2001; December 14, 2001; February 22, 2002; July 15, 2002;
August 20, 2002; November 15, 2002; January 6, 2003; March 1, 2003;
May 15, 2003; November 24, 2003; February 10, 2004 (2 supplements) ........   IL COLI(R) Policies

----------

(1) In addition, you may have also received other updating prospectus supplements. These supplements are still relevant and you should retain them with your prospectus.
A(1)

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                            Page

Ways we pay policy proceeds.................................................2
Distribution of the policies................................................2
Legal proceedings...........................................................2
Insurance regulation that applies to Equitable Life.........................2
Equitable Life's pending name change........................................2
Custodian and independent auditors..........................................2
Financial statements........................................................2


How to obtain an IL COLI(R) Statement of Additional Information

Send this request form to:


--------------------------------------------------------------------------------


Please send me an IL COLI SAI dated May 1, 2004


--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------
City           State    Zip









(SAI 4ACS(5/03))

The Equitable Life Assurance Society of the United States

Variable Life Insurance Policies
Paramount Life
IL COLI
IL COLI '04
Incentive Life '02
Survivorship Incentive Life '02

PROSPECTUS SUPPLEMENT DATED MAY 1, 2004:
--------------------------------------------------------------------------------

This supplement updates certain information in the most recent Prospectus that you received for your Equitable variable life insurance policy listed above, and in any supplements to that Prospectus. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this supplement have the same meaning as in the Prospectus.

LIMITED OPPORTUNITY FOR UNRESTRICTED TRANSFER FROM THE GUARANTEED INTEREST
OPTION

As described in your Prospectus, your policy permits you to transfer a limited amount of your policy's account value out of the guaranteed interest option ("GIO") during certain time periods (the"GIO Transfer Period"). See "Transferring your money among our investment options -- Transfers you can make" (or other applicable sections regarding transfers) in your Prospectus. Through September 30, 2004, we are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter (through September 30, 2004), you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option whether or not you are within the GIO Transfer Period.

You can request a transfer over the telephone by calling 1-888-855-5100 or via the Internet by visiting our website Equitable.com and enrolling in EQAccess. You can also write to us at our Administrative Office. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern) take effect the next business day. Your transfer request must be received by 4:00 p.m. (Eastern) on September 30, 2004, in order to take advantage of this unrestricted transfer opportunity.

Please note that this offer does not apply to any amounts that we are holding as collateral for a policy loan or as "restricted" amounts as a result of your election to receive a living benefit. Additionally, depending on your policy, there may be a charge for making this transfer. Your Prospectus will specify if your policy imposes a charge for this transfer.












           The Equitable Life Assurance Society of the United States
                          1290 Avenue of the Americas
                               New York, NY 10104

IN-FORCE/NEW BIZ                                                        x00782
EVM 341 (5/04)                                          Cat. No. 132054 (5/04)

                                     PART C

Item 26. Exhibits

        (a)             Certified resolution re Authority to Market Variable Life Insurance and
                        Establish Separate Accounts, incorporated herein by reference to
                        Exhibit No. 1-A(1)(a)(i) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on December 11, 1996.

        (b)             Inapplicable.

        (c)(i)          Broker-Dealer and General Agent Sales Agreement, incorporated herein by reference to Exhibit 1-A(3)(b) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on December 11, 1996.

        (c)(ii)         Distribution and Servicing Agreement among EQ Financial Consultants, Inc. (now AXA
                        Advisors, LLC), Equitable and Equitable Variable dated as of May 1, 1994, incorporated herein by reference to Exhibit 1-A(8) to Registration Statement on Form S-6,
                        File No. 333-17663, filed on December 11, 1996.

        (c)(iii)        Distribution Agreement for services by The Equitable Life Assurance Society of the United States
                        to AXA Network, LLC and its subsidiaries dated January 1, 2000, incorporated herein by reference to Exhibit No. 1-A(10)(c) to Registration Statement on Form S-6, File No. 333-17663, filed on
                        April 19, 2001.

        (c)(iv)         Distribution Agreement for services by AXA Network, LLC and its subsidiaries to The Equitable Life
                        Assurance Society of the United States dated January 1, 2000, incorporated herein by reference to
                        Exhibit No. 1-A(10)(d) to Registration Statement on Form S-6, File No. 333-17663, filed on April 19, 2001.

        (c)(v)          General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the
                        United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h)
                        to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

        (c)(vi)         First Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life
                        Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(i) to the Registration Statement on Form N-4, File No. 2-30070, filed
                        April 19, 2004.

        (c)(vii)        Second Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life
                        Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(j) to the Registration Statement on Form N-4, File No. 2-30070, filed
                        April 19, 2004.

        (c)(viii)       Form of BGA Sales Agreement for Fixed and Variable Life Insurance and Annuity Products incorporated herein by reference to Exhibit (c)(iv)(e) to Registration Statement File No. 333-103202 filed on
                        April 27, 2004.

        (c)(ix)          The information concerning commissions included in the SAIs forming part of this registration statement under "How we market the policies" is incorporated herein by reference.

+       (d)(i)          Flexible Premium Variable Life Insurance Policy (95-300) (Corporate Incentive Life) (Equitable),
                        incorporated herein by reference to Exhibit No. 1-A(5)(a)(iv) to Registration Statement on Form S-6,
                        File No. 333-17663, filed on December 11, 1996.

        (d)(ii)         Flexible Premium Variable Life Insurance Policy (99-300), incorporated herein by reference to
                        Exhibit No. 1-A(5)(a)(vi) to Registration Statement on Form S-6, File No. 333-17663, filed on March 1, 1999.

        (d)(iii)        Form of Flexible Premium Variable Life Insurance Policy for Incentive Life '02 (02-300),
                        incorporated herein by reference to Exhibit No. 1-A(5)(a)(vii) to Registration Statement on
                        Form S-6, File No. 333-17663, filed on August 9, 2002.

+       (d)(iv)         Option to Purchase Additional Insurance Rider (R94-204) (Equitable), incorporated herein by reference to Exhibit No. 1-A(5)(d) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on December 11, 1996.

+       (d)(v)          Substitution of Insured Rider (R94-212) (Equitable), incorporated herein by reference to Exhibit
                        No. 1-A(5)(f) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

+       (d)(vi)         Renewable Term Insurance Rider on the Insured (R94-215) (Equitable), incorporated herein by reference to Exhibit No. 1-A(5)(h) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

+       (d)(vii)        Disability Rider - Waiver of Monthly Deductions (R94-216) (Equitable), incorporated herein by reference to Exhibit No. 1-A(5)(j) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

+       (d)(viii)       Disability Rider - Waiver of Premiums (R94-216A) (Equitable), incorporated herein by reference to
                        Exhibit No. 1-A(5)(l) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

        (d)(ix)         Accelerated Death Benefit Rider (R94-102) (Equitable), incorporated herein by reference to Exhibit
                        No. 1-A(5)(p) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

        (d)(x)          Accounting Benefit Rider (S.94-118) (Equitable), incorporated herein by reference to Exhibit No.
                        1-A(5)(t) to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

        (d)(xi)         Unisex Rider with Table of Guaranteed Payments Endorsement (S.99-33), incorporated herein by reference to Exhibit No. 1-A(5)(z)(iii) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on March 1, 1999.

        (d)(xii)        Form of Paid Up Death Benefit Guarantee Endorsement (S.99-32), incorporated herein by reference to Exhibit No. 1-A(5)(z)(iv) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on March 1, 1999.

        (d)(xiii)       Form of Enhanced Death Benefit Guarantee Rider (R99-100), incorporated herein by reference to Exhibit
                        No. 1-A(5)(z)(v) to Registration Statement on Form S-6, File No. 333-17663, filed on March 1, 1999.

        (d)(xiv)        Form of Waiver of Surrender Charge Due to Tax Law Change Endorsement (S.01-WSC), incorporated herein by reference to Exhibit No. (d)(v) to Registration Statement on Form S-6, File No. 333-76130, filed on December 31, 2001.

        (d)(xv)         Form of Paid Up Death Benefit Guarantee Endorsement for Incentive Life '02 (S.02-60), incorporated herein by reference to Exhibit No. 1-A(5)(z)(vi) to Registration Statement on Form S-6, File No.333-17663,
                        filed on August 9, 2002.

        (d)(xvi)        Children's Term Insurance Rider (R94-218) previously filed with this Registration Statement File No. 333-
                        103199 on February 13, 2003.

        (d)(xvii)       Integrated Term Insurance Rider (R00-10) previously filed with this Registration Statement File No. 333-
                        103199 on February 13, 2003.

        (d)(xviii)      Renewable Term Insurance on the Additional Insured Person (R94-217) previously filed with this
                        Registration Statement File No. 333-103199 on February 13, 2003.

        (d)(xix)        Cost of Living Rider (R96-101) previously filed with this Registration Statement File No. 333-
                        103199 on February 13, 2003.

        (d)(xx)         Accidental Death Benefit Rider (R94-219) previously filed with this Registration Statement File No. 333-
                        103199 on February 13, 2003.

        (d)(xxi)        Form of Flexible Premium Variable Life Insurance Policy (03-400) (Corporate Incentive Life) previously filed with this Registration Statement, File No. 333-103199 on November 17, 2003.

        (e)(i)          Application EV4-200Y (Equitable), incorporated herein by reference to Exhibit No. 1-A(10)(b) to
                        Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

        (e)(ii)         Form of Application (AXAV1-2002), incorporated herein by reference to Exhibit No. 1-A(10)(b)(ii) to
                        Registration Statement on Form S-6, File No. 333-17663, filed on August 9, 2002.

        (e)(iii)        Form of Application (AXA301-1), previously filed with this Registration Statement, File No. 333-103199 on November 17, 2003.

        (f)(i)          Declaration and Charter of Equitable, as amended January 1, 1997, incorporated herein by reference to Exhibit No. 1-A(6)(a) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on April 30, 1997.

        (f)(ii)         By-Laws of Equitable, as amended November 21, 1996, incorporated herein by reference to
                        Exhibit No. 1-A(6)(b) to Registration Statement on Form S-6, File No. 333-17663, filed on April 30, 1997.

        (g)             Form of Reinsurance Agreement between Reinsurance Company and the Equitable Life Assurance
                        Society of the United States previously filed with this Registration Statement on April 4, 2003.

        (h)(i)          Form of Participation Agreement among EQ Advisors Trust, Equitable, Equitable
                        Distributors, Inc. (now AXA Distributors LLC) and EQ Financial Consultants, Inc.
                        (now AXA Advisors, LLC), incorporated herein by reference to the Registration Statement of
                        EQ Advisors Trust on Form N-1A (File Nos. 333-17217 and 811-07953), filed on August 28, 1997.

        (h)(ii)         Form of Participation Agreement among AXA Premier VIP Trust, The Equitable Life Assurance Society
                        of the United States, Equitable Distributors, Inc., AXA Distributors LLC, and AXA Advisors, LLC,
                        incorporated herein by reference to Exhibit No. 8(b) to Registration Statement File No. 333-60730,
                        filed on December 5, 2001.

        (h)(iii)        Form of Participation Agreement among The Equitable Life Assurance Society of the United States,
                        The Universal Institutional Funds, Inc. and Morgan Stanley Investment Management Inc., incorporated herein by reference to Exhibit No. 1-A(9)(d) to Registration Statement on Form S-6, File No. 333-17663,
                        filed on October 8, 2002.

        (h)(iv)         Form of Participation Agreement among OCC Accumulation Trust, Equitable Life Assurance Society of
                        the United States, OCC Distributors LLC and OPCAP Advisors LLC, incorporated herein by reference to
                        Exhibit No. 1-A(9)(e) to Registration Statement on Form S-6, File No. 333-17663, filed on October 8, 2002.

        (h)(v)          Form of Participation Agreement among Fidelity Distributors Corporation, Variable Insurance Products
                        Fund, Variable Insurance Products Fund II, and Variable Insurance Products Fund III and The Equitable
                        Life Assurance Society of the United States and Form of Sub License agreement between The Equitable Life
                        Assurance Society of the United States and Fidelity Distributors Corporation previously filed with this Registration Statement on April 4, 2003.

        (h)(vi)         Form of Participation Agreement among BARR Rosenberg Variable Insurance Trust, BARR ROSENBERG FUNDS
                        DISTRIBUTOR, INC., AXA ROSENBERG INVESTMENT MANAGEMENT LLC, and the Equitable Life Assurance Society
                        of the United States incorporated herein by reference to Exhibit No. 27(h)(vi) to amended Registration
                        Statement File No. 333-103202, filed on August 4, 2003.

        (i)             Administration Contracts. See (c)(ii),(iii) & (iv).

        (j)             Inapplicable.

        (k)             Opinion and Consent of Robin M. Wagner, Vice President and Counsel of Equitable previously filed with this
                        Registration Statement File No. 333-103199 on February 13, 2003.

        (k)(i)          Opinion and Consent of Dodie Kent, Vice President and Counsel of Equitable filed herewith.

        (l)             Opinion and Consent of Brian Lessing, FSA, MAAA, Vice President and Actuary of
                        Equitable.

        (m)             Sample Calculation for Illustrations.

        (n)(i)          Consent of Independent Public Auditors.

        (n)(ii)         Powers of Attorney, incorporated herein by reference to Exhibit No. 7(a) to Registration Statement on Form S-6, File No. 333-17663, filed on April 28, 2000.

        (n)(iii)        Powers of Attorney previously filed with this Registration Statement on April 4, 2003.

        (n)(iv)         Powers of Attorney incorporated herein by reference to Exhibit 10(a) to Registration Statement No. 2-30070
                        on Form N-4, filed on April 19, 2004.

        (o)             Inapplicable.

        (p)             Inapplicable.

        (q)             Description of Equitable's Issuance, Transfer and Redemption Procedures for Flexible
                        Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company
                        Act of 1940, incorporated herein by reference to Exhibit No. 8 to Registration Statement on Form S-6, File No. 333-17663, filed on December 11, 1996.

----------------
+ State variations not included

Item 27: Directors and Officers of Equitable.

         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.


                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS

Bruce W. Calvert                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

Claus-Michael Dill                          Director
AXA Konzern AG
Gereonsdriesch 9-11
50670 Cologne, Germany

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
198 North Wilton Rd.
New Canaan, CT 06840

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
Vivendi Universal
42, avenue de Friedland
75380 Paris
France

John C. Graves                              Director
Graves Ventures, LLC
130 Fifth Avenue
New York, NY 10011

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
c/o LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

Mary R. (Nina) Henderson                    Director
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Christina Johnson                           Director
230 Byram Shore Road
Greenwich, CT 06830

Scott D. Miller                             Director
Hyatt Hotels Corporation
200 West Madison Street
Chicago, IL  60606

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Peter J. Tobin                              Director
St. John's University
101 Murray Street
New York, NY 10007


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Deanna M. Mulligan                         Executive Vice President

*Jerald E. Hampton                          Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Edward J. Hayes                            Senior Vice President

*Donald R. Kaplan                           Senior Vice President, Chief
                                            Compliance Officer and Associate
                                            General Counsel

*William I. Levine                          Executive Vice President and
                                            Chief Information Officer

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and Actuary

Item 28. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.




                                    AXA GROUP

                   CONSOLIDATED COMPANIES AS AT JUNE 30, 2000

     ACTIVITY           COUNTRY             CONSOLIDATED COMPANY                         SHAREHOLDERS                      OWNERSHIP

FINANCIAL SERVICES     AUSTRALIA        NATIONAL MUTUAL FUND MANAGEMENT         AXA ASIA PACIFIC HOLDINGS LIMITED            100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA INVESTMENT MANAGERS BRUSSELS        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA BANK BELGIUM                        AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          IPPA VASTGOED                           AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE NON VIE                      33.03
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE                              66.97
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA BANK BELGIUM                               0.10
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA        99.90
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE NON VIE                       1.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE                               2.15
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA                                           47.31
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA CORPORATE SOLUTIONS                        0.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ASSURANCES IARD                           14.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA KONZERN AG                                 6.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 DIRECT ASSURANCES IARD                         0.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA LEVEN NV                                   1.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 NATIONAL MUTUAL FUND MANAGEMENT                3.77
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA UK PLC                                    17.05
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA COURTAGE IARD                              0.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA CONSEIL VIE                               50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA ASSURANCES VIE                            50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION FCP                         AXA INVESTMENT MANAGERS PARIS                 99.99
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA INVESTMENT MANAGERS                        0.01
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA MULTIMANAGER LIMITED                      99.93
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PARIS           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA CREDIT                              COMPAGNIE FINANCIERE DE PARIS                 65.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA ASSURANCES IARD                           21.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        SOCIETE BEAUJON                                0.92
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        COMPAGNIE FINANCIERE DE PARIS                 51.07
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        JOUR FINANCE                                  20.63
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA COURTAGE IARD                              2.53
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA BANQUE                              COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA                                           19.51
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA COURTAGE IARD                              8.20
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COMPAGNIE FINANCIERE DE PARIS           AXA                                          100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           CFP - CREDIT                            COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS                       99.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION INTERESSEMENT               AXA INVESTMENT MANAGERS PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DES TUILERIES                    COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS                       98.84
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS PARIS                  1.16
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS PRIVATE               50.48
   & REAL ESTATE                                                                  EQUITY EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE MANAGEMENT INVESTMENT   AXA REAL ESTATE INVESTMENT MANAGERS SA        99.96
   & REAL ESTATE                          MANAGERS
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE INVESTMENT MANAGERS SA  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFAPI                                  COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           HOLDING SOFFIM                          COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFINAD                                 COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA ASSET MANAGEMENT DEUTSCHLAND        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA INVESTMENT MANAGERS DEUTSCHLAND     AXA INVESTMENT MANAGERS                       85.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA TRUST GMBH                          SUN LIFE DEUTSCHLAND LIMITED                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA VORSORGEBANK                        AXA KONZERN AG                               100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA VERSICHERUNG                              14.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA        86.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA KONZERN AG                                66.67
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA LEBEN                                     33.01
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA ASSET MANAGEMENT LTD                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS GS              AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS LIMITED         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA MULTIMANAGER LIMITED                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA REAL ESTATE INVESTMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          MANAGERS LTD
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA INVESTMENT MANAGERS                       66.67
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA ASSET MANAGEMENT LTD                      33.33
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE DEUTSCHLAND LIMITED            AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL MANAGEMENT LIMITED      AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL SERVICES LIMITED        AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE MANAGEMENT LIMITED             SUN LIFE GLOBAL MANAGEMENT LIMITED           100.00
   & REAL ESTATE                          ISLE OF MAN
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HK SAR         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HONG KONG       AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HUNGARY          AXA BIZTOSITO PENSION FUND              AXA KONZERN AG (Austria)                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA INVESTMENT MANAGERS                       99.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA ASSICURAZIONI                              1.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          ITALIA
FINANCIAL SERVICES     JAPAN            AXA INVESTMENT MANAGERS TOKYO           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     SPAIN            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          IBERICA
FINANCIAL SERVICES     THE NETHERLANDS  AXA INVESTMENT MANAGERS DEN HAAG        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA GLOBAL STRUCTURED PRODUCT           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS HOLDINGS INC.   AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS NEW YORK        AXA INVESTMENT MANAGERS ROSE                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS PRIVATE         AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EQUITY F
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS                       90.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS HOLDING INC.          10.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA ROSENBERG LLC                       AXA INVESTMENT MANAGERS ROSE                  50.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       THE EQUITABLE LIFE ASSURANCE SOCIETY          74.91
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       AXA FINANCIAL INC.                            25.09
   & REAL ESTATE
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA EQUITY & LAW LIFE ASSURANCE SOCIETY        8.90
   BUSINESSES
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA                                           42.10
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA LEBEN                                     10.05
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA VERSICHERUNG                              89.95
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          ROYALE BELGE INTERNATIONAL              ROYALE BELGE INVESTISSEMENT                  100.00
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA CORPORATE SOLUTION ASSURANCE               6.21
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA                                           84.28
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA COURTAGE IARD                              5.41
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    VINCI BV                                       4.07
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA CHINA REGION LIMITED                      49.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA                                           51.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA PARTICIPATION II                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INVESTMENT MANAGERS                        2.33
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INSURANCE HOLDING JAPAN                    4.21
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE NON VIE                       3.45
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE                               4.24
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA                                           20.17
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA CORPORATE SOLUTIONS                        3.27
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA KONZERN AG                                14.28
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA FRANCE ASSURANCE                          20.03
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA                                           99.77
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA ASSURANCES IARD                            0.22
   BUSINESSES
HOLDINGS & MISC.       FRANCE           COLISEE EXCELLENCE                      AXA PARTICIPATION II                         100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA CONSEIL VIE                               60.47
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA ASSURANCES IARD                           39.53
   BUSINESSES
HOLDINGS & MISC.       FRANCE           MOFIPAR                                 AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA FRANCE ASSURANCE                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          AXA                                           25.49
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          KOLNISCHE VERWALTUNGS                         25.63
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          VINCI BV                                      39.73
   BUSINESSES
HOLDINGS & MISC.       GERMANY          GRE CONTINENTAL EUROPE HOLDING GMBH     AXA KONZERN AG                               100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA                                            8.83
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA KONZERN AG                                23.02
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   VINCI BV                                      67.72
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA EQUITY & LAW PLC                    AXA                                           99.94
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    GUARDIAN ROYAL EXCHANGE PLC             AXA UK PLC                                   100.00
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA EQUITY & LAW PLC                          21.70
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA                                           78.30
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA CONSEIL VIE                                1.76
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA                                           98.24
   BUSINESSES
HOLDINGS & MISC.       JAPAN            AXA INSURANCE HOLDING JAPAN             AXA                                           96.42
   BUSINESSES


     ACTIVITY                COUNTRY               CONSOLIDATED COMPANY                  SHAREHOLDERS                      OWNERSHIP

HOLDINGS & MISC.          LUXEMBOURG          AXA LUXEMBOURG SA                    AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          MOROCCO             AXA ONA                              AXA                                        51.00
   BUSINESSES
HOLDINGS & MISC.          SINGAPORE           AXA INSURANCE INVESTMENT HOLDING     AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          SPAIN               AXA AURORA                           AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     GELDERLAND                           AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE NON VIE                   17.29
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE                           21.24
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     GELDERLAND                                 38.94
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     ROYALE BELGE INTERNATIONAL                 12.77
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA HOLDINGS BELGIUM                        4.11
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA VERZEKERINGEN                    AXA NEDERLAND BV                          100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     VINCI BV                             AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          TURKEY              AXA OYAK HOLDING AS                  AXA                                        50.00
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA EQUITY & LAW LIFE ASSURANCE SOCIETY     4.09
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA                                        92.48
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS                     2.95
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   SOCIETE BEAUJON                             0.44
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS REINSURANCE CY      0.03
   BUSINESSES
INSURANCE & REINSURANCE   AUSTRALIA           AUSTRALIAN CASUALTY INSURANCE        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                PTY LTD
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL HEALTH INSUR PY      AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                LIMITED
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL INTERNATIONAL        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL FINANCIAL SERVICES   AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA VERSICHERUNG                     AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA LEBEN                            AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     AXA HOLDINGS BELGIUM                       99.58
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     UAB                                         0.42
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA ROYALE BELGE NON VIE                    0.05
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA HOLDINGS BELGIUM                       99.95
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE                  AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE VIE              AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             UAB NON VIE                          AXA HOLDINGS BELGIUM                      100.OO
INSURANCE & REINSURANCE   CANADA              AXA CS ASSURANCE CANADA              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   CANADA              AXA CANADA                           AXA                                       100.00
INSURANCE & REINSURANCE   CHINA               AXA MINMETALS ASSURANCE CO LTD       AXA CHINA                                  51.00
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTION ASSURANCE     AXA CORPORATE SOLUTIONS                    98.49
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL VIE                      AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              ARGOVIE                              AXA COLLECTIVES                            94.03
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA                                        94.97
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA ASSURANCES IARD                         2.72
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA FRANCE ASSURANCE                        0.10
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COURTAGE IARD                           2.20
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COLLECTIVES                             0.02
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES IARD                  AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CORPORATE SOLUTIONS                    65.83
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CESSIONS                               13.17
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA FRANCE ASSURANCE                       88.87
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA COLLECTIVES                            11.13
INSURANCE & REINSURANCE   FRANCE              C.G.R.M. MONTE-CARLO                 AXA CORPORATE SOLUTIONS                    99.99
INSURANCE & REINSURANCE   FRANCE              JURIDICA                             AXA FRANCE ASSURANCE                       98.51
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES IARD               AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES VIE                AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              NATIO ASSURANCES                     AXA ASSURANCES IARD                        50.00
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA ASSURANCES IARD                         0.16
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA FRANCE ASSURANCE                       39.91
INSURANCE & REINSURANCE   FRANCE              AXA ASSISTANCE                       AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              SPS RE                               AXA CORPORATE SOLUTIONS                    69.94
INSURANCE & REINSURANCE   FRANCE              AXA CESSIONS                         AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   FRANCE              SAINT GEORGES RE                     AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL IARD                     AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA COURTAGE IARD                    AXA FRANCE ASSURANCE                       99.65
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA ASSURANCES IARD                         3.69
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA FRANCE ASSURANCE                       95.71
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA KONZERN AG                             47.81
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA VERSICHERUNG                           52.19
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     AXA KONZERN AG                             74.41
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     GRE CONTINENTAL EUROPE HOLDING GMBH        25.59
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA KONZERN AG                             52.69
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA LEBEN                                  46.71
INSURANCE & REINSURANCE   GERMANY             AXA ART                              AXA KONZERN AG                            100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ACS ASSURANCE UK BRANCH              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA EQUITY & LAW LIFE ASSURANCE      AXA SUN LIFE                              100.00
                                                SOCIETY
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA INSURANCE UK                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA SUN LIFE                         AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK HOLDING PLC                   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       E_BUSINESS AXA UK                    AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       THE ROYAL EXCHANGE ASSURANCE PLC     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA GLOBAL RISKS (U.K.) LTD          AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK                               AXA                                       100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP GROUP PLC                        GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA PPP HEALTHCARE LTD               AXA INSURANCE UK                          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP LIFETIMECARE                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA REINSURANCE UK PLC               AXA UK HOLDING PLC                        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ENGLISH & SCOTTISH                   AXA UK                                    100.00
INSURANCE & REINSURANCE   HONG KONG           AXA CHINA REGION LIMITED             NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA                                        17.50
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA INSURANCE INVESTMENT HOLDING           82.50
INSURANCE & REINSURANCE   HONG KONG           AXA GENERAL INSURANCE HK             AXA                                       100.00
INSURANCE & REINSURANCE   HUNGARY             AXA BIZTOSITO                        AXA KONZERN AG (AUSTRIA)                  100.00
INSURANCE & REINSURANCE   IRELAND             GUARDIAN PMPA GROUP LTD              GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   ITALY               AXA INTERLIFE                        AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA ITALIA S.P.A                           98.12
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA COLLECTIVES                             1.88
INSURANCE & REINSURANCE   ITALY               UAP VITA                             AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   JAPAN               AXA GROUP LIFE JAPAN                 AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA LIFE JAPAN                       AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA NON LIFE INSURANCE CO LTD        AXA                                       100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE LUXEMBOURG             AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE. VIE LUXEMBOURG        AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          CREALUX                              AXA HOLDINGS BELGIUM                      100.00
INSURANCE & REINSURANCE   LUXEMBOURG          FUTUR RE                             AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA INSURANCE UK                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA PORTUGAL COMPANHIA DE SEGUROS           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA VERSICHERUNG                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA ASSICURAZIONI                           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA AURORA IBERICA                         10.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            ROYALE BELGE INVESTISSEMENT                20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            SAINT GEORGES RE                           20.00
INSURANCE & REINSURANCE   MOROCCO             AXA ASSURANCE MAROC                  AXA ONA                                    99.99
INSURANCE & REINSURANCE   MOROCCO             EPARGNE CROISSANCE                   AXA ASSURANCE MAROC                        99.59
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CORPORATE SOLUTION ASSURANCE            9.07
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA PORTUGAL SEGUROS VIDA                   2.15
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                             5.37
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                        83.02
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                            87.63
                                                DE VIDA SA
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                         7.46
                                                DE VIDA SA
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA                                        25.77
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA INSURANCE INVESTMENT HOLDING           74.23
INSURANCE & REINSURANCE   SINGAPORE           AXA LIFE SINGAPOUR                   NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   SINGAPORE           AXA CORPORATE SOLUTIONS. ASIA        AXA CORPORATE SOLUTIONS                   100.00
                                                PACIFIC PRIVATE LTD
INSURANCE & REINSURANCE   SPAIN               AXA AURORA VIDA DE SEGUROS Y         AXA AURORA                                 99.68
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA VIDA                            12.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA IBERICA                         88.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               HILO DIRECT SA DE SEGUROS Y          AXA AURORA                                 50.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AXA AURORA IBERICA                   AXA AURORA                                 99.68

     ACTIVITY                COUNTRY                 CONSOLIDATED COMPANY            SHAREHOLDERS                          OWNERSHIP

INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCES             AXA                                        99.95
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA                                        94.99
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA COMPAGNIE D'ASSURANCES                  5.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA LEVEN NV                           AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   UNIROBE GROEP                          AXA NEDERLAND BV                          100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA SCHADE                             AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA ZORG NV                            AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK HAYAT SIGORTA                 AXA OYAK HOLDING AS                       100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK SIGORTA                       AXA OYAK HOLDING AS                        70.92
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTION INSURANCE CO    AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                                                                     CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORP. SOLUTIONS PROPERTY           AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                              & CASUALTY                             CY
INSURANCE & REINSURANCE   UNITED STATES     AXA AMERICA CORPORATE SOLUTIONS, INC   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   UNITED STATES     THE EQUITABLE LIFE ASSURANCE SOCIETY   AXA FINANCIAL INC.                        100.00
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS REINSURANCE    AXA AMERICA CORPORATE SOLUTIONS, INC      100.00
                                              CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS AMERICA INS.   AXA CORPORATE SOLUTIONS PROPERTY          100.00
                                              CY                                     & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS LIFE           AXA CORPORATE SOLUTIONS REINSURANCE CY    100.00
                                              REINSURANCE COMPANY






AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
        LAST UPDATED: 9/30/03

                                                                                               State of       State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                           DE             NY      13-3623351
     Frontier Trust Company, FSB  (Note 7)                                                        ND             ND      45-0373941
     AXA Financial Services, LLC   (Note 2)                                                       DE             NY      52-2197822
        AXA Distribution Holding Corporation  (Note 2)                                            DE             NY      13-4078005
           AXA Advisors, LLC     (Note 5)                                                         DE             NY      13-4071393
           AXA Network, LLC     (Note 6)                                        Operating         DE             NY      06-1555494
              AXA Network of Alabama, LLC                                       Operating         AL             AL      06-1562392
              AXA Network of Connecticut, Maine and New York, LLC               Operating         DE             NY      13-4085852
              AXA Network Insurance Agency of Massachusetts, LLC                Operating         MA             MA      04-3491734
              AXA Network of Nevada, Inc.                                       Operating         NV             NV      13-3389068
              AXA Network of Puerto Rico, Inc.                                  Operating        P.R.           P.R.     66-0577477
              AXA Network Insurance Agency of of Texas, Inc.                    Operating         TX             TX      75-2529724
           Paramount Planners, LLC                                              Operating         DE             NY      06-1602479
        The Equitable Life Assurance Society of the United States  (Note 2)  *  Insurance         NY             NY      13-5570651
           The Equitable of Colorado, Inc. *                                    Insurance         CO             CO      13-3198083
           Equitable Deal Flow Fund, L.P.                                       Investment        DE             NY      13-3385076
              Equitable Managed Assets, L.P.                                    Investment        DE             NY      13-3385080
           Real Estate Partnership Equities (various)                           Investment        **                          -
           Equitable Holdings, LLC  (Notes 3 & 4)                                  HCO            NY             NY      22-2766036
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                                 HCO            DE             NY      13-2677213
           Wil-Gro, Inc                                                         Investment        PA             PA      23-2702404
           STCS, Inc.                                                           Investment        DE             NY      13-3761592
           Fox Run, Inc.                                                        Investment        MA             NY      23-2762596
           FTM Corp.                                                            Investment        MD             MD      13-3778225
           EVSA, Inc.                                                           Investment        DE             PA      23-2671508
           Equitable Rowes Wharf, Inc.                                          Investment        MA             MA      04-3272826
           Prime Property Funding II, Inc.                                      Operating         DE             NY      13-3961599
           Sarasota Prime Hotels, LLC                                           Investment        FL             GA      58-2330533
           ECLL, Inc.                                                           Investment        MI             GA      58-2377569

                                                                                              Parent's
                                                                               Number of      Percent of
                                                                                Shares        Ownership      Comments
                                                                                Owned        or Control     (e.g., Basis of Control)
                                                                                -----        ----------     ------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **
     Frontier Trust Company, FSB  (Note 7)                                          1,000       100.00%
     AXA Financial Services, LLC   (Note 2)                                             -       100.00%
        AXA Distribution Holding Corporation  (Note 2)                              1,000       100.00%
           AXA Advisors, LLC     (Note 5)                                               -       100.00%
           AXA Network, LLC     (Note 6)                                                -       100.00%
              AXA Network of Alabama, LLC                                               -       100.00%
              AXA Network of Connecticut, Maine and New York, LLC                       -       100.00%
              AXA Network Insurance Agency of Massachusetts, LLC                        -       100.00%
              AXA Network of Nevada, Inc.                                                       100.00%
              AXA Network of Puerto Rico, Inc.                                                  100.00%
              AXA Network Insurance Agency of of Texas, Inc.                        1,050       100.00%
           Paramount Planners, LLC                                                      -       100.00%
        The Equitable Life Assurance Society of the United States  (Note 2)  *  2,000,000       100.00%       NAIC # 62944
           The Equitable of Colorado, Inc. *                                    1,000,000       100.00%       NAIC # 62880
           Equitable Deal Flow Fund, L.P.                                               -             -       G.P & L.P.
              Equitable Managed Assets, L.P.                                            -             -       G.P.
           Real Estate Partnership Equities (various)                                   -             -       **
           Equitable Holdings, LLC  (Notes 3 & 4)                                       -       100.00%
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                              5,000,000       100.00%
           Wil-Gro, Inc                                                             1,000       100.00%
           STCS, Inc.                                                               1,000       100.00%
           Fox Run, Inc.                                                            1,000       100.00%
           FTM Corp.                                                                1,000       100.00%
           EVSA, Inc.                                                                  50       100.00%
           Equitable Rowes Wharf, Inc.                                              1,000       100.00%
           Prime Property Funding II, Inc.                                                      100.00%
           Sarasota Prime Hotels, LLC                                                   -       100.00%
           ECLL, Inc.                                                                           100.00%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04

*    Affiliated Insurer

** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

***  All subsidiaries are corporations, except as otherwise noted.


1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.

     Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.

     Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.

     Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

     As of June 25, 2003, AXF and its subsidiaries owned 54.6% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:

          AXF held directly 32,699,154 Alliance Capital Units (13.05%), Equitable Life directly owned 5,219,396 Alliance Capital Units (2.08%),
          ACMC, Inc. owned 66,220,822 Alliance Capital Units (26.42%), and ECMC, LLC owned 32,720,227 Alliance Capital Units (13.05%).

     Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

     In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.29% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.04%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04

Dissolved: -    On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
           -    100 Federal Street Funding Corporation was dissolved August 31,
                1998.
           -    100 Federal Street Realty Corporation was dissolved December 20,
                2001.
           -    CCMI Corp. was dissolved on October 7, 1999.
           -    ELAS Realty, Inc. was dissolved January 29, 2002.
           -    EML Associates, L.P. was dissolved March 27, 2001.
           -    EQ Services, Inc. was dissolved May 11, 2001.
           -    Equitable BJVS, Inc. was dissolved October 3, 1999.
           -    Equitable Capital Management Corp. became ECMC, LLC on November
                30, 1999.
           -    Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
           -    Equitable JVS II, Inc. was dissolved December 4, 1996
           -    Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                dissolved on December 31, 2000.
           -    EREIM LP Associates (L.P.) was dissolved March 27, 2001.
           -    EREIM Managers Corporation was dissolved March 27, 2001.
           -    EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
           -    EVLICO, Inc. was dissolved in 1999.
           -    Franconom, Inc. was dissolved on December 4, 2000.
           -    GP/EQ Southwest, Inc. was dissolved October 21, 1997
           -    HVM Corp. was dissolved on Feb. 16, 1999.
           -    ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
           -    Prime Property Funding, Inc. was dissolved in Feb. 1999.
           -    Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
           -    Six-Pac G.P., Inc. was dissolved July 12,1999

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING A - Equitable Holdings, LLC

                                                                                               State of       State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                           Operating          DE             NY      13-3049038
              Equitable Casualty Insurance Company *                            Operating          VT             VT      06-1166226
              ECMC, LLC   (See Note 4 on Page 2)                                Operating          DE             NY      13-3266813
                 Equitable Capital Private Income & Equity
                 Partnership II, L.P.                                           Investment         DE             NY      13-3544879
              Alliance Capital Management Corporation (See Note 4 on Page 2)    Operating          DE             NY      13-3633538
                 See Attached Listing B
              Equitable JVS, Inc.                                               Investment         DE             GA      58-1812697
                 Astor Times Square Corp.                                       Investment         NY             NY      13-3593699
                 Astor/Broadway Acquisition Corp.                               Investment         NY             NY      13-3593692
                 PC Landmark, Inc.                                              Investment         TX             TX      75-2338215
                 EJSVS, Inc.                                                    Investment         DE             NJ      58-2169594
              AXA Distributors, LLC                                             Operating          DE             NY      52-2233674
                 AXA Distributors Insurance Agency of Alabama, LLC              Operating          DE             AL      52-2255113
                 AXA Distriburors Insurance Agency, LLC                         Operating          DE         CT, ME,NY   06-1579051
                 AXA Distributors Insurance Agency of Massachusetts, LLC        Operating          MA             MA      04-3567096
                 AXA Distributors Insurance Agency of Texas, Inc.               Operating          TX             TX      74-3006330
              J.M.R. Realty Services, Inc.                                      Operating          DE             NY      13-3813232
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)     Operating          DE             NJ      22-3492811


                                                                                         Parent's
                                                                             Number of   Percent of
                                                                              Shares     Ownership   Comments
                                                                              Owned     or Control  (e.g., Basis of Control)
                                                                              -----     ----------  ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                           500       100.00%
              Equitable Casualty Insurance Company *                          1,000       100.00%
              ECMC, LLC   (See Note 4 on Page 2)                                  -       100.00%
                 Equitable Capital Private Income & Equity                                          ECMC is G.P.
                 Partnership II, L.P.                                             -             -   ("Deal Flow Fund II")
              Alliance Capital Management Corporation (See Note 4 on Page 2)    100       100.00%
                 See Attached Listing B
              Equitable JVS, Inc.                                             1,000       100.00%
                 Astor Times Square Corp.                                       100       100.00%
                 Astor/Broadway Acquisition Corp.                               100       100.00%    G.P. of Astor Acquisition. L.P.
                 PC Landmark, Inc.                                            1,000       100.00%
                 EJSVS, Inc.                                                  1,000       100.00%
              AXA Distributors, LLC                                               -       100.00%
                 AXA Distributors Insurance Agency of Alabama, LLC                -       100.00%
                 AXA Distriburors Insurance Agency, LLC                           -       100.00%
                 AXA Distributors Insurance Agency of Massachusetts, LLC          -       100.00%
                 AXA Distributors Insurance Agency of Texas, Inc.             1,000       100.00%
              J.M.R. Realty Services, Inc.                                    1,000       100.00%
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)     100       100.00%




*    Affiliated Insurer

          Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.

          Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.

          Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.

          Efective January 1, 2002, Equitable Distributors, Inc. merged into AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING B - Alliance Capital Management Corp.

                                                                                               State of      State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2) Operating        DE           NY
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)        Operating        DE           NY        13-3434400
                    Albion Alliance LLC                                          Operating        DE           NY        13-3903734
                    Cursitor Alliance LLC                                            HCO          DE           MA        22-3424339
                    Alliance Capital Management LLC                                  HCO          DE           NY
                       Sanford C. Bernstein & Co., LLC                           Operating        DE           NY
                    Alliance Capital Management Corp. of Delaware                    HCO          DE           NY        13-2778645
                       ACAM Trust Company Private Ltd.                           Operating      India        India            -
                       ACM Global Investor Services S.A.                         Operating       Lux.         Lux.            -
                          ACM New-Alliance (Luxembourg) S.A.                     Operating       Lux.         Lux.            -
                          ACM Fund Services (Espana) S.L.                        Operating      Spain        Spain            -
                       ACM International (France) SAS                            Operating      France       France           -
                       ACM Software Services Ltd.                                Operating        DE           NY        13-3910857
                       Alliance Barra Research Institute, Inc.                   Operating        DE           NY        13-3548918
                       Alliance Capital Asset Management (Japan) Ltd             Operating      Japan        Japan            -
                       Alliance Capital Australia Limited                        Operating      Aust.        Aust.            -
                          Far Eastern Alliance Asset Management                  Operating      Taiwan       Taiwan           -
                       Alliance Capital Global Derivatives Corp.                 Operating        DE           NY        13-3626546
                       Alliance Capital Latin America Ltd.                       Operating      Brazil       Brazil           -
                       Alliance Capital Limited                                  Operating       U.K.         U.K.            -
                          Alliance Capital Services Ltd.                         Operating       U.K.         U.K.            -
                             Dimensional Trust Management Ltd.                   Operating       U.K.         U.K.            -
                       Alliance Capital (Luxembourg) S.A.                        Operating       Lux.         Lux.            -
                       Alliance Capital Management (Asia) Ltd.                   Operating        DE       Singapore     13-3752293
                       Alliance Capital Management Australia Limited             Operating      Aust.        Aust.            -
                       Alliance Capital Management Canada, Inc.                  Operating        DE         Canada      13-3630460
                       Alliance Capital Management New Zealand Limited           Operating       N.Z.         N.Z.            -
                                                                                              Parent's
                                                                               Number of      Percent of
                                                                                Shares        Ownership    Comments
                                                                                Owned        or Control   (e.g., Basis of Control)
                                                                                -----        ----------   ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation                                                     owns 1% GP interest in
                                                                                                          Alliance Capital
                                                                                                          Management L.P. and
                                                                                                          100,000 GP units in
                                                                                                          Alliance Capital
                                                                                                          Management Holding L.P.
                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2)                     -
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)
                    Albion Alliance LLC                                                         37.60%    Equitable Life = 4.7%;
                                                                                                          3rd parties = 57.7%
                    Cursitor Alliance LLC                                                      100.00%
                    Alliance Capital Management LLC                                            100.00%
                       Sanford C. Bernstein & Co., LLC                                         100.00%
                    Alliance Capital Management Corp. of Delaware                    10        100.00%
                       ACAM Trust Company Private Ltd.                                         100.00%
                       ACM Global Investor Services S.A.                                        99.00%    Alliance Capital
                                                                                                          Oceanic Corp. owns 1%

                          ACM New-Alliance (Luxembourg) S.A.                                     1.00%    New Alliance Asset
                                                                                                          Mngmnt (Asia) Ltd owns 99%
                          ACM Fund Services (Espana) S.L.                                      100.00%
                       ACM International (France) SAS                                          100.00%
                       ACM Software Services Ltd.                                              100.00%
                       Alliance Barra Research Institute, Inc.                    1,000        100.00%
                       Alliance Capital Asset Management (Japan) Ltd                           100.00%
                       Alliance Capital Australia Limited                                      100.00%
                          Far Eastern Alliance Asset Management                                 20.00%    3rd parties = 80%
                       Alliance Capital Global Derivatives Corp.                  1,000        100.00%
                       Alliance Capital Latin America Ltd.                                      99.00%    Alliance Capital Oceanic
                                                                                                          Corp. owns 1%
                       Alliance Capital Limited                                 250,000        100.00%
                          Alliance Capital Services Ltd.                          1,000        100.00%
                             Dimensional Trust Management Ltd.                   50,000        100.00%
                       Alliance Capital (Luxembourg) S.A.                         3,999         99.98%    Alliance Cap. Oceanic
                                                                                                          Corp. owns 0.025%
                       Alliance Capital Management (Asia) Ltd.                                 100.00%
                       Alliance Capital Management Australia Limited                            50.00%    3rd parties = 50%
                       Alliance Capital Management Canada, Inc.                  18,750        100.00%
                       Alliance Capital Management New Zealand Limited                          50.00%    3rd parties = 50%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING B - Alliance Capital Management Corp.



                                                                                                  State of      State of
                                                                                   Type of      Incorp. or     Principal     Federal
                                                                                  Subsidiary     Domicile      Operation    Tax ID #
                                                                                  ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                Operating    So Africa   So Africa        -
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                            (Proprietary) Ltd.                                       Operating      Nambia      Nambia         -
                       Alliance Capital Management (Singapore) Ltd.                  Operating    Singapore   Singapore        -
                       Alliance Capital (Mauritius) Private Ltd.                     Operating    Mauritius   Mauritius        -
                          Alliance Capital Asset Management (India) Private Ltd      Operating      India       India          -
                       Alliance Capital Oceanic Corp.                                Operating        DE          NY      13-3441277
                       Alliance Corporate Finance Group Inc.                         Operating        DE          NY      52-1671668
                       Alliance Eastern Europe, Inc.                                 Operating        DE          NY      13-3802178
                       AllianceBernstein Investment Research and Management, Inc.,
                          (Alliance Fund Distributors, Inc.)                         Operating        DE          NY      13-3191825
                       Alliance Global Investor Services, Inc.                       Operating        DE          NJ      13-3211780
                       Alliance SBS-AGRO Capital Management Co.                      Operating      Russia      Russia         -
                       Hanwha Investment Trust Mgmt. Co., Ltd                        Operating     So Korea    So Korea        -
                       New Alliance Asset Management (Asia) Ltd                      Operating       H.K.        H.K.          -
                          Alliance Capital Taiwan Limited                            Operating      Taiwan      Taiwan         -
                          ACM New-Alliance (Luxembourg) S.A.                         Operating       Lux.        Lux.          -
                       Meiji - Alliance Capital Corp.                                Operating        DE          NY      13-3613617
                       Sanford C. Bernstein Ltd.                                     Operating       U.K.        U.K.          -
                          Sanford C. Bernstein (CREST Nominees) Ltd.                 Operating       U.K.        U.K.          -
                       Sanford C. Bernstein Proprietary Ltd.                         Operating      Aust.       Aust.          -
                       Whittingdale Holdings Ltd.                                    Operating       U.K.        U.K.          -
                          ACM Investments Ltd.                                       Operating       U.K.        U.K.          -
                          Alliance Asset Allocation Ltd.                             Operating       U.K.        U.K.          -
                          Alliance Capital Whittingdale Ltd.                         Operating       U.K.        U.K.          -
                          Alliance Cecogest S.A.                                     Operating      France      France         -
                          Cursitor Alliance Services Ltd.                            Operating       U.K.        U.K.          -
                          Cursitor Holdings Ltd.                                     Operating       U.K.        U.K.          -
                          Whittingdale Nominees Ltd.                                 Operating       U.K.        U.K.          -

                                                                                                Parent's
                                                                                 Number of      Percent of
                                                                                  Shares        Ownership   Comments
                                                                                   Owned        or Control  (e.g., Basis of Control)
                                                                                   -----        ----------  ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                              80.00%     3rd parties = 20%
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                            (Proprietary) Ltd.                                                    100.00%
                       Alliance Capital Management (Singapore) Ltd.                               100.00%
                       Alliance Capital (Mauritius) Private Ltd.                                  100.00%
                          Alliance Capital Asset Management (India) Private Ltd                    75.00%     3rd parties = 25%
                       Alliance Capital Oceanic Corp.                              1,000          100.00%     inactive
                       Alliance Corporate Finance Group Inc.                       1,000          100.00%
                       Alliance Eastern Europe, Inc.                                              100.00%
                       AllianceBernstein Investment Research and Management, Inc.,
                          (Alliance Fund Distributors, Inc.                          100                1
                       Alliance Global Investor Services, Inc.                       100          100.00%     formerly, Alliance
                                                                                                              Fund Services, Inc.
                       Alliance SBS-AGRO Capital Management Co.                                    49.00%     3rd parties = 51%
                       Hanwha Investment Trust Mgmt. Co., Ltd                                      20.00%     3rd parties = 80%
                       New Alliance Asset Management (Asia) Ltd                                    50.00%     3rd parties = 50%
                          Alliance Capital Taiwan Limited                                          99.00%     Others owns 1%
                          ACM New-Alliance (Luxembourg) S.A.                                       99.00%     ACM Global Investor
                                                                                                              Svcs owns 1%
                       Meiji - Alliance Capital Corp.                             50,000           50.00%     Meiji Mutual Life
                                                                                                              owns 50%
                       Sanford C. Bernstein Ltd.                                                  100.00%
                          Sanford C. Bernstein (CREST Nominees) Ltd.                              100.00%
                       Sanford C. Bernstein Proprietary Ltd.                                      100.00%
                       Whittingdale Holdings Ltd.                                                 100.00%
                          ACM Investments Ltd.                                                    100.00%
                          Alliance Asset Allocation Ltd.                                          100.00%
                          Alliance Capital Whittingdale Ltd.                                      100.00%
                          Alliance Cecogest S.A.                                                  100.00%
                          Cursitor Alliance Services Ltd.                                         100.00%
                          Cursitor Holdings Ltd.                                                  100.00%
                          Whittingdale Nominees Ltd.                                              100.00%


Item 29. Indemnification

         (a) Indemnification of Officers and Directors

         The by-laws of the Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

             7.4  Indemnification of Directors, Officers and Employees.

             (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                    (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

                   (ii) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                  (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

             (b) To the extent permitted by the law of the State of New York, the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726: Insurance Law ss.1216).

         The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

         (b) Indemnification of Principal Underwriter

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Advisors, LLC has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Advisors, LLC

         (c) Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

         (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of Equitable, are the principal underwriters for Separate Accounts 49, 301, FP, EQ Advisors Trust and AXA VIP Trust. In addition, AXA Advisors is the principal underwriter for Separate Accounts 45, A and I. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC is 1290 Avenue of the Americas, NY, NY 10104.

         (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.

(i) AXA Advisors, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Assistant Vice President and Director

 Jerald E. Hampton                    Chairman of the Board, Co-President,
                                      Co-Chief Executive Officer
                                      and Director

 Robert S. Jones, Jr.                 Co-President, Co-Chief Executive Officer
                                      and Director

 Tom Wirtshafter                      Chief Operating Officer and Director

*Richard V. Silver                    Director

*Mark R. Wutt                         Director

 Ned Dane                             Executive Vice President

 Edward J. Hayes                      Executive Vice President
 200 Plaza Drive
 Secaucus, NJ  07096

*Peter D. Noris                       Executive Vice President

*James P. Bodovitz                    Senior Vice President and General Counsel

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

 Janell Chan                          Senior Vice President

 James Goodwin                        Senior Vice President

 Paul Gallagher                       Senior Vice President

 Jeffrey Green                        Senior Vice President

 Kevin R. Byrne                       Senior Vice President and Treasurer

*Erik Mosholt                         Senior Vice President

*Jill Cooley                          Senior Vice President and Operations
                                      Officer

 David Cerza                          First Vice President

*Donna M. Dazzo                       First Vice President

 Amy Franceschini                     First Vice  President

*Beth Andreozzi                       Vice President

 Peter Mastrantuono                   First Vice President

*Darren Gitlitz                       First Vice President

 Raymond T. Barry                     Vice President

*Michael Brzozowski                   Vice President

 Claire A. Comerford                  Vice President

*Mark D. Godofsky                     Vice President and Controller

*David Mahler                         Vice President and Compliance Officer

*Linda J. Galasso                     Vice President and Secretary

*Francesca Divone                     Assistant Secretary

 Michael Higgins                      Vice President

 Gary Gordon                          Vice President

 Gisela Jackson                       Vice President

 Frank Massa                          Vice President

 Jose Montengro                       Vice President

 Roger Pacheco                        Vice President

 Edna Russo                           Vice President

 Michael Ryniker                      Vice President

 James Woodley                        Vice President

 Frank Acierno                        Assistant Vice President

(ii)  AXA Distributors, LLC

NAME AND PRINCIPAL                     POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                       (AXA DISTRIBUTORS, LLC)
----------------                       ----------------------
 Jerald Hampton                        Director and Chairman of the Board,
                                       President and Chief Executive Officer

 Laura Pantaleo                        Director and Executive Vice President
                                       and Head of Strategic Business Unit

 Deanna Mulligan                       Director

 Hunter Allen                          Executive Vice President and National
                                       Sales Director

 Michael McDaniel                      Executive Vice President, National
                                       Sales Manager, Broker/Dealer

 Michael Brandreit                     Executive Vice President, National
                                       Sales Manager, Financial Institutions

 Megan Condron                         Senior Vice President, National Accounts
                                       Director, Broker/Dealer

 Harry Johnson                         Senior Vice President

 Jeff Herman                           Senior Vice President

 Robert Mullett                        Senior Vice President

 Anthea Perkinson                      Senior Vice President, National Accounts
                                       Director, Financial Institutions

 Daniel Roebuck                        Senior Vice President

         (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 31. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by Equitable at 1290 Avenue of the Americas, New York,
New York 10104, 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, Mo. 64105.



Item 32. Management Services

         Not applicable.


Item 33. Representation Regarding Reasonableness of Aggregate Policy Fees and Charges

         Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the Policies. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variation therein, based on supplements, data pages or riders to any policies or prospectuses or otherwise.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 27th day of April, 2004.

                                     SEPARATE ACCOUNT FP OF THE EQUITABLE
                                     LIFE ASSURANCE SOCIETY OF THE UNITED
                                     STATES. (REGISTRANT)



                                     By:   THE EQUITABLE LIFE
                                           ASSURANCE SOCIETY OF
                                           THE UNITED STATES,
                                                 (DEPOSITOR)



                                     By:   /s/ Dodie Kent
                                           ------------------------------
                                              (Dodie Kent)
                                               Vice President

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on the 27th day of April, 2004.

                                            THE EQUITABLE LIFE ASSURANCE
                                            SOCIETY OF THE UNITED STATES
                                            (DEPOSITOR)


                                            By:  /s/  Dodie Kent
                                                --------------------------------
                                                     (Dodie Kent)
                                                      Vice President


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                          Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert             Jean-Rene Fourtou            Christina Johnson
Christopher M. Condron       John C. Graves               Scott D. Miller
Henri de Castries            Donald J. Greene             Joseph H. Moglia
Claus-Michael Dill           Mary R. (Nina) Henderson     Peter J. Tobin
Joseph L. Dionne             James F. Higgins             Stanley B. Tulin
Denis Duverne                W. Edwin Jarmain














*By:  /s/ Dodie Kent
     -----------------------
          (Dodie Kent)
          Attorney-in-Fact
          April 27, 2004

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.                                                     DOCUMENT TAG
----------                                                      ------------
26.(k)(i)         Opinion and Consent of Dodie Kent             Ex-99.26(k)(i)
26.(l)            Opinion and Consent of Brian Lessing          Ex-99.26l
26.(m)            Sample Calculation for Illustrations          Ex-99.26m
26.(n)(i)         Consent of Independent Auditors               Ex-99.26(n)(i)